Exhibit 99.1

Information Statement

DISTRIBUTION OF SHARES OF EUROAPI

TO THE SHAREHOLDERS OF SANOFI

This information statement is intended to provide shareholders of Sanofi (“Sanofi”) in specified jurisdictions other than France (as set forth under “Notice to Prospective Shareholders of EUROAPI”, the “Jurisdictions”) with information relating to the proposed pro rata distribution of approximately 58% of the outstanding shares of the EUROAPI company (“EUROAPI” or the “Company”) by Sanofi to its shareholders (the “Distribution in Kind”). No consideration will be paid to either Sanofi or EUROAPI for the distribution of EUROAPI shares in the Distribution in Kind.

This Information Statement consists of (i) an unofficial English language translation of the prospectus for the purpose of listing EUROAPI shares on the regulated market of Euronext Paris (Compartment A) (“Euronext Paris”) in connection with the Distribution in Kind (the “Listing Prospectus”) in Annex A attached hereto and (ii) certain additional information for Sanofi shareholders in the specified Jurisdictions (collectively, the “Information Statement”). The Listing Prospectus received approval no. 22-076 from the French Autorité des Marchés Financiers (the “AMF”) on March 31, 2022.

On March 17, 2022, the Board of Directors of Sanofi unanimously approved the Distribution in Kind, subject to the approval by Sanofi’s shareholders at Sanofi’s combined general meeting to be held on May 3, 2022 (the “General Meeting”). At the General Meeting, Sanofi’s shareholders will vote on the Distribution in Kind, including amendments to Sanofi’s Articles of Association (statuts) to permit the Distribution in Kind. If approved, the Distribution in Kind will occur on May 10, 2022 (the “Distribution Date”). Sanofi shareholders as of May 9, 2022 (the “Distribution Record Date”) will receive one share of EUROAPI for every 23 Sanofi shares that they hold as of the Distribution Record Date.

Sanofi shareholders will not receive any fractional EUROAPI shares. In lieu of any such fractional shares, Sanofi shareholders who would otherwise be entitled to receive fractional share interests will receive a cash payment, as described in this Information Statement and in the Listing Prospectus incorporated herein by reference.

In addition to the information contained in this Information Statement, holders of American Depositary Shares, represented by American Depositary Receipts (“ADRs”) representing Sanofi shares should refer to the information provided to them by JP Morgan Chase Bank, N.A. (“JP Morgan”), as depositary for the Sanofi ADR program (the “Depositary”).

The Distribution in Kind will be taxable to shareholders of Sanofi under French law and will be subject to French withholding tax. For U.S. Federal income tax purposes, the Distribution in Kind will be treated as a taxable distribution by Sanofi to each Sanofi shareholder in an amount equal to the fair market value of the EUROAPI shares received by such shareholder. For Australian income tax purposes, the Distribution in Kind will be subject to tax as a dividend and the value of the Distribution in Kind should be included in the assessable income of Sanofi shareholders who are Australian residents for tax purposes. See “Taxation” for further details.

The shares of EUROAPI have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). This Information Statement is provided for informational purposes only and does not constitute an offer by Sanofi or EUROAPI to sell, or the solicitation of any offer to purchase or subscribe for or otherwise acquire, shares of EUROAPI. Sanofi is not requesting a proxy pursuant to this Information Statement.

Beginning on or about May 6, 2022, the shares of EUROAPI are expected to be listed on Euronext Paris. Admission to listing and trading is subject to approval by Euronext Paris. Upon completion of the Distribution in Kind, EUROAPI’s shares will not be listed on any other exchange or quoted in any automated interdealer quotation system in any jurisdiction other than France. EUROAPI will not issue any ADRs in connection with the Distribution in Kind and does not intend to consent to the creation of any ADR program in connection with the Distribution in Kind.

You should carefully consider the matters described under the caption “Risk Factors” beginning on page 12, as well as the risk factors described in the Listing Prospectus.

None of the U.S. Securities and Exchange Commission (the “SEC”), any U.S. state securities commission, and any securities regulator in any other jurisdiction other than France has approved or disapproved of the shares of EUROAPI nor have any of the foregoing determined whether this information statement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this Information Statement is March 31, 2022

IMPORTANT INFORMATION

Any failure to comply with the restrictions set forth in this section may constitute a violation of applicable securities laws. Please review this information carefully.

This Information Statement is personal to the recipient to whom it has been delivered. Distribution of this Information Statement in whole or in part to any person other than the intended recipient is unauthorized. Any reproduction or distribution of this Information Statement, in whole or in part, and any use of any information herein for any purpose other than as set forth herein is prohibited. Each person, by accepting delivery of this Information Statement, agrees to the foregoing.

Other than Sanofi and EUROAPI, no person is authorized in connection with the Distribution in Kind to give any information or to make any representation not contained in this Information Statement. If given or made, such information or representation must not be relied upon as having been authorized by Sanofi or EUROAPI. EUROAPI and Sanofi provide no assurance as to the reliability of any information not contained or incorporated by reference in this Information Statement that others may give you.

This Information Statement does not constitute or form a part of any offer to sell, or solicitation of any offer to purchase or subscribe for or otherwise acquire, securities of EUROAPI in any circumstances.

The contents of this Information Statement do not constitute legal, tax or investment advice. Prospective recipients of the Distribution in Kind are advised to consult their own professional advisers as to legal, tax, business, financial and related aspects of the Distribution in Kind, including with respect to any subsequent determinations regarding the holding or disposal of shares in EUROAPI.

Neither Sanofi nor EUROAPI have taken any action that would permit the possession or distribution of this Information Statement in any jurisdiction where action for that purpose is required. Persons receiving this Information Statement are required to inform themselves about and to observe any such restrictions.

Neither Sanofi nor EUROAPI, nor their respective affiliates, nor any of their respective representatives, are making any representation to you regarding the legality of the receipt of the Distribution in Kind by any person under applicable investment or similar laws in any jurisdiction. No distribution of EUROAPI shares may be made in any jurisdiction except in compliance with the applicable laws thereof.

This Information Statement speaks only as of its date, and the delivery of this Information Statement at any subsequent time does not create any implication that there has been no change in the affairs of Sanofi or EUROAPI since the date hereof.

Sanofi reserves the right, to the extent permitted under French law, in its sole discretion and at any time, to modify or withdraw the shareholders’ resolution to amend its Articles of Association (statuts) or approve the Distribution in Kind, including to distribute less than approximately 58% of the outstanding EUROAPI shares. The Distribution in Kind and the listing of the shares of EUROAPI remain subject to the approval of the shareholders of Sanofi and the admission to listing by Euronext Paris.

NOTICE TO PROSPECTIVE SHAREHOLDERS OF EUROAPI

This Information Statement does not constitute or form a part of any offer to sell, or solicitation of any offer to purchase or subscribe for or otherwise acquire, securities of EUROAPI in any circumstances.

France

This Information Statement has not been and will not be submitted to the clearance procedures of the AMF and accordingly may not be distributed to the public in France or used in connection with the distribution of the EUROAPI shares in France. For the purposes of the Distribution in Kind in France and the listing of the EUROAPI shares on the regulated market of Euronext Paris, a prospectus in the French language has been prepared and approved by the AMF under number 22-076 on March 31, 2022. Such prospectus is the only document pursuant to which the distribution of EUROAPI shares may be made in France.

United States of America

The Distribution in Kind is being conducted in accordance with and in reliance on the position taken by the Division of Corporation Finance of the SEC set forth in Staff Legal Bulletin No. 4 issued on September 16, 1997 (“SLB No. 4”) that the shares distributed in a spin-off do not require registration under the Securities Act if, as is the case with respect to the Distribution in Kind, certain conditions specified in SLB No. 4 are satisfied. Consequently, the Distribution in Kind has not been, and will not be, registered under the Securities Act or the securities laws of any state of the United States.

NEITHER THE SEC NOR ANY U.S. STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OF EUROAPI NOR DETERMINED WHETHER THIS INFORMATION STATEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

EUROAPI intends to comply with the provisions of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, the EUROAPI shares will also be exempt from registration under the Exchange Act, and EUROAPI will not be required to file periodic or current reports with the SEC. Pursuant to Rule 12g3-2(b), an English translation of certain financial and business information that EUROAPI publicly files or that it makes available to its shareholders in France will be published by EUROAPI on its website (www.euroapi.com). For the avoidance of doubt, information contained on EUROAPI’s website is not incorporated into this Information Statement.

The shares of EUROAPI will not be listed on any U.S. national securities exchange or interdealer quotation system in connection with the Distribution in Kind. Since the EUROAPI shares will not be listed on any U.S. securities exchange nor quoted on any inter-dealer quotation system in the United States, it is unlikely that an active trading market will develop in the United States for the EUROAPI shares. Furthermore, EUROAPI will not issue any ADRs in the United States in connection with the Distribution in Kind and does not intend to consent to the creation of any ADR program in connection with the Distribution in Kind.

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United Kingdom

In the United Kingdom this Information Statement is only being distributed to and directed at shareholders of Sanofi in circumstances which do not constitute an “offer to the public” under Article 2(d) of the Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 and communicated to them in circumstances which are exempt from the financial promotion restriction set out in section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (as amended) pursuant to Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom. No part of the Information Statement should be published, reproduced, distributed or otherwise made available in whole or in part to any other person.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document (including as defined in the Australian Corporations Act 2001 (Cth) (“Corporations Act”)) has been or will be lodged with the Australian Securities and Investments Commission, ASX Limited or any other governmental agency, in relation to the proposed pro rata distribution of shares of EUROAPI by Sanofi to its shareholders. This document does not constitute a prospectus, product disclosure statement or other disclosure document for the purposes of the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

The EUROAPI shares must not be offered for sale (or transferred, assigned or otherwise alienated) to any person located in, or a resident of, Australia for at least 12 months after their issue, except in circumstances where the person is a person to whom a disclosure document or product disclosure statement is not required to be given under Parts 6D.2 or 7.9 of the Corporations Act, or where the sale offer is pursuant to a disclosure document or product disclosure statement prepared in accordance with Parts 6D.2 or 7.9 of the Corporations Act.

Singapore

This Information Statement has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares of EUROAPI may not be offered or sold or made the subject of an invitation for subscription or purchase, nor may this Information Statement or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any shares of EUROAPI be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) pursuant to section 272(1) of the Securities and Futures Act 2001 of Singapore, as modified or amended time to time (the “SFA”) or (ii) otherwise pursuant to, and in accordance with the conditions of, any other applicable exemption under the SFA.

This Information Statement is not provided to you in connection with the Distribution in Kind with a view to the shares of EUROAPI being subsequently offered for sale to any other party. You are advised to acquaint yourself with the SFA provisions relating to on sale restrictions in Singapore and comply accordingly. Neither this Information Statement nor any copy of it may be taken or transmitted into any country where the distribution or dissemination is prohibited. This Information Statement is being furnished to you on a confidential basis and solely for your information and may not be reproduced, disclosed, or distributed to any other person. This Information Statement has been given to you on the basis that you are an existing shareholder of Sanofi. In the event that you are not an existing shareholder of Sanofi, please return this Information Statement immediately.

If you are in any doubt in relation to this Information Statement or as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant, tax advisor or other professional advisor immediately. Nothing in this Information Statement constitutes investment, legal, accounting or tax advice or a representation that any investment or strategy is suitable or appropriate to your individual circumstances or otherwise constitutes a personal recommendation to you.

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Malaysia

In Malaysia, this Information Statement is directed only to persons who are the entitled shareholders of Sanofi (the “Malaysian Shareholders”) and not with a view of the shares of EUROAPI being on-sold in Malaysia, and no documents issued by or on behalf of Sanofi or EUROAPI are permitted to be used in any subsequent sale by the Malaysian Shareholders.

Hong Kong

WARNING: The contents of this Information Statement have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to your receipt of shares in the Distribution in Kind. If you are in any doubt about any of the contents of this Information Statement, you should obtain independent professional advice.

People’s Republic of China

This is a distribution of shares which will take place in France and not in the territory of the People’s Republic of China.

All countries

No securities are being offered for sale or subscription in connection with the distribution of EUROAPI’s shares and, accordingly, this document does not constitute an offer to sell or to subscribe for or a solicitation of an offer to purchase or to subscribe for the shares described herein, especially in any jurisdiction in which such an offer or solicitation would be unlawful under the laws of that jurisdiction. By accepting the distribution of EUROAPI shares, holders of Sanofi shares are deemed to confirm that their receipt of such shares does not require the registration or approval of the distribution with or by the authorities of their country. Furthermore, such holders accept and agree not to offer, sell or otherwise transfer such shares in any way that would require Sanofi or EUROAPI to make any registration with or obtain the approval of the authorities of such holder’s country. Sanofi and EUROAPI reserve the right to block the transfer of shares to or by any holder that does not accept these provisions.

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INCORPORATION BY REFERENCE

Sanofi is incorporating by reference the information contained in Annex A attached hereto (as further described below), meaning that Sanofi is disclosing important information by referring you to Annex A. The information incorporated by reference is deemed to be part of this Information Statement, except for any information in such incorporated document that is superseded by information included in this Information Statement. All references herein to the “Information Statement” include the Listing Prospectus.

The Listing Prospectus attached hereto is an unofficial English translation of the French language prospectus approved by the AMF. Certain sections included in the original French language prospectus are not incorporated by reference into this Information Statement, as set forth in the table below (the “Excluded Listing Prospectus Sections”). The Excluded Listing Prospectus Sections are not incorporated by reference into or part of this Information Statement and should be given no weight.

Page(s) in the English language translation of the Listing Prospectus	Relevant Section

Cover Page	AMF approval together with related textbox and reference to copies available

Page 18	Section 1.2: Declaration of the person responsible for the Prospectus

Page 18	Section 1.3: Sanofi’s declaration

Page 19	Section 1.6: Approval from the competent authority

Pages 158 to 159	Section 12.3: Report of one of the statutory auditors on the profit forecast (Core EBITDA margin) for the year ending December 31, 2022

Pages 312 to 331	Concordance Table

For the purpose of this Information Statement, any statement contained in the Listing Prospectus shall be deemed to be modified or superseded to the extent that a statement contained elsewhere in this Information Statement modifies or supersedes such earlier statement (whether expressly, by implication or otherwise).

In the event of any ambiguity or discrepancy between the Listing Prospectus included as Annex A this Information Statement, which is an unofficial English language translation of the French language prospectus approved by the AMF, and that French language prospectus, the French language prospectus shall prevail.

Capitalized terms used in this Information Statement, if not otherwise defined, have the meaning specified in the Listing Prospectus.

We urge you to carefully review the entirety of this Information Statement. Copies of this Information Statement are available without charge on the Sanofi website at www.sanofi.com. No other documents or information found on (or linked through) Sanofi’s website or EUROAPI’s website are incorporated by reference in this Information Statement.

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FORWARD-LOOKING STATEMENTS

This Information Statement includes and incorporates by reference forward-looking statements. These forward-looking statements can be identified by the use of future or conditional tense and prospective language, including the terms “aims”, “anticipates”, “believes”, “considers”, “could”, “envisages”, “estimates”, “expects”, “intends”, “may”, “should,” “will” or “wishes” or, in each case, the negative form of these terms, or other variations or other comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Information Statement and include (i) statements regarding Sanofi’s intentions, beliefs or current expectations concerning, among other things, the completion, terms and timing of the Distribution in Kind and (ii) statements regarding EUROAPI’s intentions, beliefs or current expectations concerning, among other things, its results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which EUROAPI operates.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. The consummation and ultimate terms and timing of the Distribution in Kind and EUROAPI’s actual financial condition, actual results of operations and cash flows, and the development of the industry in which it operates may, in each case, differ materially from those made in or suggested by the forward-looking statements contained in this Information Statement. In addition, even if EUROAPI’s financial condition, results of operations and cash flows, and the development of the industry in which it operates, are consistent with the forward-looking statements contained in this Information Statement, those results or developments may not be indicative of results or developments in subsequent periods.

Important factors that could cause actual events to differ from forward-looking statements include, but are not limited to, those described under the caption “Risk Factors” in this Information Statement and in Section 3 “Risk Factors Relating to the Issuer” and Section 22.2 “Risks related to the Company’s shares” of the Listing Prospectus. Should one or more of these risks materialize, or should any underlying assumptions prove to be incorrect, the Distribution in Kind and EUROAPI’s actual financial condition, cash flows or results of operations could differ materially from what is described herein as anticipated, believed, estimated or expected. All forward-looking statements should be evaluated in light of their inherent uncertainty.

In particular, this Information Statement includes forward-looking statements relating to EUROAPI’s financial objectives, notably with respect to its medium-term outlook. These financial objectives are based upon a number of general and specific assumptions, including expectations as to the macroeconomic and regulatory environment and the continued implementation of EUROAPI’s strategy, among others, which are subject to significant business, operational, economic, regulatory and other risks, including the materialization of one or more of the risk factors described under the caption “Risk Factors” in this Information Statement and in Section 3 “Risk Factors Relating to the Issuer” and Section 22.2 “Risks related to the Company’s shares” of the Listing Prospectus, many of which are outside of EUROAPI’s control. EUROAPI may be unable to anticipate all the risks, uncertainties or other factors likely to affect its business and to appraise their potential consequences, or to evaluate the extent to which the occurrence of a risk or a combination of risks could cause actual results to differ materially from EUROAPI’s objectives. Although EUROAPI believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to it or its management or not currently considered material, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Accordingly, recipients of this Information Statement should not rely on such forward-looking statements as forecasts or estimates by EUROAPI and should carefully consider the risks described in this Information Statement.

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The forward-looking statements included in this Information Statement speak only as of the date of this Information Statement. Market conditions are constantly changing and EUROAPI operates in a competitive and rapidly changing environment. New risks, uncertainties and other factors may emerge that may cause actual results to differ materially from those contained in any forward-looking statements. Except as required by law or the rules and regulations of any stock exchange on which their respective securities are listed, Sanofi and EUROAPI expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this Information Statement or the Listing Prospectus to reflect any change in their respective expectations or any change in events, conditions (including market conditions) or circumstances on which any forward-looking statement contained in this Information Statement or the Listing Prospectus is based.

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PRESENTATION OF FINANCIAL INFORMATION

Financial information included in this Information Statement (including the audited consolidated financial statements of EUROAPI as of and for the years ended December 31, 2021, 2020 and 2019, an English translation of which is included in the Listing Prospectus) has been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board, as adopted by the European Union (“EU”).

The consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019 were audited by Ernst & Young Audit, independent statutory auditor of EUROAPI, as set forth in its audit report, an unofficial English translation of which is included in the Listing Prospectus. This is an unofficial English translation of the report that was originally issued in French, which has been provided solely for the benefit of English speakers.

This Information Statement contains certain forecasts, projections and other prospective financial information. Such prospective financial information was not prepared with a view toward compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial information included in this Information Statement has been prepared by EUROAPI’s management and is their sole responsibility. Ernst & Young Audit has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to such prospective financial information for the purpose of its inclusion herein, and, accordingly, do not provide any form of assurance with respect thereto for the purpose of this Information Statement. The report of Ernst & Young Audit included in this Information Statement relates solely to EUROAPI’s historical consolidated financial statements. It does not extend to the prospective financial information, and should not be read to so extend.

Use of non-GAAP financial and operational measures

This Information Statement contains information regarding EBITDA, Core EBITDA, and Core Free Cash Flow, or Core FCF, conversion, which are not recognized measurements under IFRS. For descriptions of these measures and reconciliations to IFRS, see the Listing Prospectus under Section 8.1.4 “Main performance indicators” of the Listing Prospectus.

The historical organization of EUROAPI’s activities deviates from the target organizational and reporting structure decided upon during the implementation of the Prior Reorganization Transactions (see Section 7.1 “Description of the Prior Reorganization Transactions” in the Listing Prospectus). Consequently, in addition to the historical data and in order to provide comparable data that takes into account the impacts of the contractual and organizational provisions related to the implementation of EUROAPI’s new business model resulting from the Prior Reorganization Transactions, as if it had been implemented as of January 1, 2019, EUROAPI is voluntarily providing restated financial information for the following indicators for the financial years ended December 31, 2021, 2020 and 2019: restated revenue, restated gross profit, restated EBITDA, restated Core EBITDA and restated Core FCF conversion. This restated information, which takes the form of restated alternative performance indicators, is included in the Listing Prospectus.

You should not consider items which are not recognized measurements under IFRS as alternatives to the applicable measurements under IFRS. These measures have limitations as analytical tools and should not be treated as substitutes for IFRS measures. In particular, you should not consider such measurements of EUROAPI’s financial performance or liquidity as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from (used in) operating activities as a measurement of EUROAPI’s liquidity. Other issuers with an activity similar to or different from that of EUROAPI could calculate EBITDA, Core EBITDA, and Core FCF conversion and other such measures differently compared to the definitions adopted by EUROAPI.

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These measures are included in this Information Statement because we believe they are important indicators of the underlying historical performance of EUROAPI. They are used by EUROAPI as a main performance indicators and are regularly tracked by EUROAPI’s management to analyze and evaluate EUROAPI’s businesses and trends, measure performance, prepare earnings forecasts and make strategic decisions.

Rounding

Certain numerical figures set out in this Information Statement, including financial data presented in millions or thousands and percentages describing market shares, have been subject to rounding adjustments and, as a result, the totals of the data in this Information Statement may vary slightly from the actual arithmetic totals of such information.

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ENFORCEMENT OF CIVIL LIABILITIES

Sanofi is a société anonyme and EUROAPI is a société par actions simplifiée (as of the date of this Information Statement), each incorporated in the Republic of France. The majority of the boards of directors and senior management of each of EUROAPI and Sanofi are citizens and residents of countries other than the United States, and a substantial portion of the assets of each of EUROAPI and Sanofi and the assets of such persons are located outside of the United States.

Accordingly, U.S. persons may find it difficult and may be unable:

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to effect service of process upon or obtain jurisdiction over EUROAPI, Sanofi or their respective non-U.S. resident officers and directors in U.S. courts, or, pursuant to the French law of July 26, 1968, as amended by the law of July 16, 1980, to obtain evidence in France or from any French citizen or any individual being resident in France or any officer, representative, agent or employee of a legal person having its registered office or an establishment in a territory of France, in connection with actions predicated on the civil liability provisions of the U.S. federal securities laws;

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to enforce, either inside or outside the United States, judgments obtained in U.S. or non-U.S. courts in actions predicated upon the civil liability provisions of the U.S. federal securities laws against EUROAPI, Sanofi or their respective non-U.S. resident officers and directors;

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to bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against EUROAPI, Sanofi or their respective non-U.S. resident officers and directors; and/or

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to enforce against EUROAPI, Sanofi, or their respective directors in non-U.S. courts, including French courts, judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws.

Nevertheless, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would be recognized and enforced in France provided that a French judge considers that this judgment meets the French legal requirement concerning the recognition and the enforcement of foreign judgments and is capable of being immediately enforced in the United States. A French court is therefore likely to grant the enforcement of a foreign judgment without a review of the merits of the underlying claim, only if (1) the judgment was rendered by a court having jurisdiction over the matter as the dispute is clearly connected to the jurisdiction of such court, the choice of the U.S. court was not fraudulent and the French courts did not have exclusive jurisdiction over the matter, (2) the judgment does not contravene any international public policy rule applied by French courts, whether such rule pertains to the merits or pertains to the procedure of the case, including any defense right(s), (3) the U.S. judgment is not tainted with fraud, and (4) the judgment does not conflict with a French judgment or a foreign judgment (or an arbitral award) which has become effective in France.

In addition, French law guarantees full compensation for the harm suffered but is limited to the actual damages, so the victim does not suffer or benefit from the situation, it being specified that under French law, the principle of awarding punitive damages is not, per se, contrary to public order, provided the amount awarded is not disproportionate to the harm suffered and the defendant’s breach.

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As a result, the enforcement, by U.S. shareholders, of any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities law against EUROAPI, Sanofi, or their respective members of their Board of Directors, officers or certain experts who are residents of France or countries other than the United States would be subject to the above conditions. In addition, the enforcement of any such judgments obtained in U.S. courts (or in any other court) against EUROAPI or Sanofi would be subject to limitations arising from applicable bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally.

Finally, there may be doubt as to whether a French court would impose civil liability on EUROAPI or Sanofi, the members of their respective Board of Directors, officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in France against EUROAPI or Sanofi or such members, officers or experts, respectively.

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RISK FACTORS

Recipients of this Information Statement should carefully consider the risks described in this section as well as those described in Section 3 “Risk Factors Relating to the Issuer” and Section 22.2 “Risks related to the Company’s shares” in the Listing Prospectus that is incorporated by reference in this Information Statement, as well as the other information included and incorporated by reference in this Information Statement. These risks are not the only ones of relevance to the Distribution in Kind, the holding of EUROAPI securities, or the businesses of EUROAPI. Additional risks and uncertainties not known at present or that are deemed immaterial may also impair the Distribution in Kind and/or the business, operating results, financial condition, liquidity and prospects of EUROAPI.

Risk Factors Relating to the Distribution in Kind

It may be difficult to enforce civil liabilities against EUROAPI, Sanofi, and their respective directors and senior management.

Sanofi is a société anonyme and EUROAPI is a société par actions simplifiée (as of the date of this Information Statement), each organized under the laws of France. A majority of the members of the boards of directors and senior management of Sanofi and EUROAPI reside and are citizens of countries that are outside of the United States, and a substantial portion of the assets of EUROAPI and Sanofi and the assets of such persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon EUROAPI, Sanofi or such persons or to enforce against EUROAPI, Sanofi or such persons judgments of U.S. courts predicated upon the civil liability provisions of the U.S. securities laws. We have been advised by our counsel that if an original action is brought in France predicated solely upon U.S. federal securities laws, French courts may not have the requisite jurisdiction to grant the remedies sought. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 26, 1968, as amended by the law of July 16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions.

Because preemptive rights may not be available for persons in certain jurisdictions, the ownership percentages of such shareholders may be diluted in the event of future capital increases of EUROAPI.

Under French law, shareholders have preemptive rights (droits préférentiels de souscription) to subscribe, on a pro rata basis, for cash issuances of new shares or other securities giving rights to acquire additional shares. Holders of shares of EUROAPI outside of France may not be able to exercise preemptive rights unless certain regulatory actions are taken in such holder’s jurisdictions. For example, U.S. holders may not be able to exercise such rights unless a registration statement under the Securities Act is effective with respect to the offer of new shares underlying those rights or an exemption from the registration requirements of the Securities Act is available.

EUROAPI will not be required to take regulatory actions (such a filing registration statements) in such jurisdictions in connection with issues of new shares or other securities giving rights to acquire shares to its shareholders, and does not expect to do so. As a result, EUROAPI may from time to time issue new shares or other securities giving rights to acquire additional shares at a time when the exercise of such rights is unavailable to holders in jurisdictions that require special regulatory action in connection therewith. If EUROAPI were to undertake future capital increases in such circumstances, holders of its shares in such jurisdictions may be subject to dilution, which may not be fully compensated by the proceeds from the sale of rights.

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EUROAPI will not file periodic reports with the SEC.

Pursuant to Rule 12g3-2(b) under the Exchange Act, EUROAPI will be required to make available on its website English language versions of its annual reports, press releases and certain other information made public in France. However, unlike Sanofi, EUROAPI will not be required to file annual reports on Form 20-F with, or furnish current reports on Form 6-K to, the SEC. As a result, the level of disclosure and the type of information provided by EUROAPI to its shareholders in the United States may not be as extensive and detailed as those U.S. shareholders of Sanofi are accustomed to receiving.

The Distribution in Kind may not be consummated.

Sanofi is not obligated to consummate the Distribution in Kind and may, to the extent permitted under French law, in its sole discretion and at any time, modify or withdraw the shareholders’ resolution to amend its Articles of Association (statuts) or approve the Distribution in Kind, including to distribute less than approximately 58% of the outstanding EUROAPI shares. In addition, the Distribution in Kind is conditioned upon approval of Sanofi’s shareholders at Sanofi’s General Meeting and the listing of the shares is conditioned on the admission by Euronext Paris of the shares to trading. If Sanofi’s shareholders do not approve the Distribution in Kind or if Sanofi elects not to proceed with the Distribution in Kind for any reason, this could be negatively perceived by investors and could adversely affecting the price of Sanofi’s shares.

EUROAPI shares will not be listed in any other jurisdiction outside of France.

EUROAPI’s shares will not be listed on any other securities exchange or quoted in any automated interdealer quotation system in any jurisdiction other than France. EUROAPI will not issue any ADRs in the United States in connection with the Distribution in Kind and does not intend to consent to the creation of any unsponsored ADR program in connection with the Distribution in Kind. Accordingly, although EUROAPI has applied for the listing of its shares on Euronext Paris, it may be difficult for shareholders in other jurisdictions to execute transactions as quickly or efficiently as would be possible if a public market existed in such shareholders’ jurisdictions. Shareholders in such other jurisdictions may be required to incur additional administrative fees in connection with the execution of transactions on Euronext Paris.

A liquid trading market for EUROAPI shares may not develop.

There is currently no public market for the shares of EUROAPI. Although shares of EUROAPI are expected to be listed on Euronext Paris beginning on or about May 6, 2022, admission to listing and trading is subject to approval by Euronext Paris and there is no assurance that such listing will become effective or that a liquid trading market for EUROAPI shares will develop. The liquidity and market for EUROAPI shares may be affected by a number of factors, including changes in exchange rates and interest rates, volatility of markets for similar securities, and changes in EUROAPI’s liquidity, financial conditions, earnings and profitability. As a result, the initial trading price of EUROAPI shares may not be indicative of their future trading value.

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The Distribution in Kind will be a taxable transaction for U.S. and Australian holders of Sanofi’s ordinary shares or ADRs, and may be for other holders as well.

The Distribution in Kind will be treated as a dividend to shareholders of Sanofi under French law and will be subject to French withholding tax. For U.S. Federal income tax purposes, the Distribution in Kind will be treated as a taxable distribution by Sanofi to each Sanofi shareholder in an amount equal to the fair market value of the EUROAPI shares (calculated in U.S. dollars) received by such shareholder. This distribution should be a “Qualified Dividend” for U.S. Federal purposes, and thus be taxable at a maximum rate of 20%, In addition, a U.S. Medicare tax of 3.8% and U.S. state taxes may apply.

For Australian tax purposes, the Distribution in Kind should be treated as a dividend subject to tax at normal tax rates (plus the Medicare levy and Medicare levy surcharge, if relevant). Australian Holders should include the Australian-dollar value of the Distribution in Kind they receive (including any cash received in respect of the Distribution in Kind) in their assessable income for the income year in which they receive the Distribution in Kind.

See “Taxation” for further details. The Distribution in Kind may be a taxable transaction for holders in other jurisdictions as well. All holders should consult their tax advisers.

ADR holders that receive the net cash proceeds from the Depositary’s sale of their shares of EUROAPI will have no control over the timing or manner of such sale.

As the record holder for all Sanofi shares represented by ADRs, the Depositary will receive shares of EUROAPI in the Distribution in Kind on behalf of Sanofi’s ADR holders. Pursuant to the terms of the deposit agreement between the Depositary, Sanofi, and the owners and beneficial owners of ADRs, the Depositary has deemed the distribution of EUROAPI shares to ADR holders not to be feasible, and will sell the EUROAPI shares that it receives in the Distribution in Kind and distribute the net cash proceeds of such sale to holders of ADRs as of the relevant record date.

Depending on market conditions, the sale of those EUROAPI shares may occur over an extended period of time and through multiple transactions. ADR holders will have no control over the timing of such transactions, the timing of the conversion of the proceeds of such sales into U.S. Dollars or the timing of the distribution of such proceeds to ADR holders, which will be at the sole discretion of the Depositary.

Further, the Depositary has no obligation to minimize any adverse impact on the amount of U.S. Dollar proceeds distributed to ADR Holders that may result from fluctuations in the trading price of the EUROAPI shares or the exchange rate at which euro proceeds are converted into U.S. Dollars.

In addition, the efforts of the Depositary to sell a substantial number of shares of EUROAPI, may have an adverse effect on the price of such shares. The Depositary will not have to make any interim payments to ADR holders before all sales of the EUROAPI shares are completed.

Because shares of EUROAPI are traded in euro, any proceeds from the sale of shares in EUROAPI will be denominated in euro; holders in non-eurozone jurisdictions will be exposed to exchange rate fluctuations when converting such proceeds into their functional currency, whether U.S. dollars or otherwise.

Because EUROAPI’s shares trade in euro, the net proceeds of any sale of the shares will also be denominated in euro. Any significant foreign exchange fluctuations in the euro-U.S. dollar exchange rate or in any the exchange rate between the euro and any other currency could have an adverse impact on the net proceeds from the sale of the shares of EUROAPI being distributed. Future exchange rate fluctuations cannot be predicted.

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EUROAPI and Sanofi may incur unanticipated costs.

EUROAPI and Sanofi will incur costs in connection with the Distribution in Kind, including those related to accounting, tax, legal and other professional services, costs associated with operating EUROAPI as an independent company, and costs of separating employees, assets and information systems, among others. These costs could be greater than expected and could adversely affect EUROAPI’s business, financial condition, results of operations and cash flows.

There can be no assurance that EUROAPI will achieve the operational and financial objectives of the Distribution in Kind.

There can be no assurance that EUROAPI will achieve the strategic, operational and financial objectives of the Distribution in Kind or the listing of its shares on Euronext Paris, or that Sanofi will receive the contemplated benefits of the transaction. Sanofi believes that the Distribution in Kind is justified by the contemplated benefits, which include, in addition to the benefits of the Distribution in Kind itself: (1) simplified focus and operational flexibility that will enable each of Sanofi and EUROAPI to be better able to dedicate resources to pursue unique growth opportunities and execute strategic plans best suited to their respective businesses, (2) a business-appropriate capital structure for EUROAPI, (3) dedicated management, (4) the creation of the conditions for EUROAPI to enhance its status as a partner of choice for all pharmaceutical and biotechnology companies, and (5) the achievement of greater independence and visibility so that EUROAPI can become a global leader in the production of APIs. However, the expected benefits may not materialize and the assumptions under which Sanofi determined to undertake the Distribution in Kind may prove to be incorrect. If EUROAPI fails to achieve some or all of the benefits expected to result from the Distribution in Kind, or if these benefits are delayed, EUROAPI’s business and results of operations could be adversely affected.

The combined value of EUROAPI shares and Sanofi shares post-Distribution in Kind may not equal or exceed the value of Sanofi shares pre-Distribution in Kind.

There can be no assurance that the combined trading prices of Sanofi shares and EUROAPI shares following the Distribution in Kind, as adjusted for any changes in the combined capitalization of the two companies, will be equal to or greater than the trading price of Sanofi shares prior to the Distribution in Kind. Until the market has fully evaluated the business of Sanofi without the EUROAPI business, the price at which shares of Sanofi shares trade may fluctuate. Similarly, until the market has fully evaluated the EUROAPI business, the price at which EUROAPI shares trade may fluctuate more than what might otherwise be expected.

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QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION IN KIND

The following discussion addresses certain questions regarding the Distribution in Kind. You are encouraged to carefully read the Listing Prospectus, which includes additional details.

Q: Is the Distribution in Kind subject to shareholder approval?

A: Yes. Sanofi’s Board of Directors approved the Distribution in Kind, subject to the approval of Sanofi’s shareholders at the General Meeting to be held on May 3, 2022. At the General Meeting, Sanofi’s shareholders will vote on the Distribution in Kind, including amendments to Sanofi’s Articles of Association (statuts) to permit the Distribution in Kind.

Q: What vote is required in order for the Distribution in Kind to be approved by the Sanofi shareholders’ General Meeting?

A: The Distribution in Kind will be approved if:

•

the resolution to make the requisite amendments to Sanofi’s Articles of Association (statuts) are approved by a vote of Sanofi shareholders representing at least two-thirds of the shares present or represented at the meeting; and

•	the resolution relating to the Distribution in Kind is approved by a vote of Sanofi shareholders representing a simple majority of the shares present or represented at the meeting.

If the resolution relating to the Distribution in Kind is approved but the resolution to make the requisite amendments to Sanofi’s Articles of Association (statuts) is not approved, then Sanofi will not proceed with the Distribution in Kind.

Q: How do I vote at the General Meeting?

A: This Information Statement is provided for informational purposes only, and Sanofi is not requesting a proxy pursuant to this Information Statement.

Holders of Sanofi shares or ADRs as of the applicable record date for the General Meeting will receive notice of the General Meeting and separate voting instructions. Depending on the format in which you hold your Sanofi shares or ADRs, this information may be provided to you by your financial intermediary or, in the case of ADRs registered in your name on the books of the Depositary, by the Depositary.

Please carefully read those materials and promptly act in accordance with the instructions in such materials.

Q: Is Sanofi obligated to consummate the Distribution in Kind?

A: No. Sanofi is not obligated to consummate the Distribution in Kind and may, to the extent permitted under French law, in its sole discretion and at any time, modify or withdraw the shareholders’ resolution to amend its Articles of Association (statuts) or approve the Distribution in Kind, including to distribute less than approximately 58% of the outstanding EUROAPI shares.

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Q: If the Distribution in Kind is approved, what will Sanofi distribute to its shareholders?

A: If the Distribution in Kind is approved, Sanofi shareholders as of the record date for the Distribution in Kind will receive one share of EUROAPI for every 23 Sanofi shares that they hold.

Sanofi shareholders that do not hold an even multiple of 23 Sanofi shares will (i) receive a number of EUROAPI shares equal to the immediately lower whole number of shares obtained by multiplying their number of Sanofi shares by 1/23 and rounding down to the nearest whole number and (ii) a cash payment in lieu of any fractional shares that such shareholder would otherwise be entitled to receive (see “Will fractional EUROAPI shares be delivered as part of the Distribution in Kind?” below).

In addition, a Sanofi shareholder’s financial intermediary may be required to sell some of the shares of EUROAPI, and/or as the case may be to retain amounts of the cash payment in lieu of any fractional shares, that such Sanofi shareholder would otherwise receive pursuant to the Distribution of Kind, in order to fulfill a Sanofi shareholder’s financial intermediary’s contractual and/or regulatory rights and obligations, such as withholding tax (see “What will be the tax treatment of the Distribution in Kind?”).

As a result, the amount of shares of EUROAPI and/or the cash payment in lieu of fractional shares that a Sanofi shareholder will receive may vary depending on the shareholder’s financial intermediary and individual circumstances.

Q: Will Sanofi retain any EUROAPI shares?

A: Yes. Upon completion of the Distribution in Kind, Sanofi will hold approximately 42% of all outstanding shares of EUROAPI. The French State, through the fund EPIC Bpifrance, has agreed to acquire 12% of EUROAPI’s share capital from Sanofi for a maximum of €150.0 million (the “French State Placement”), following completion of the Distribution in Kind. Following the Distribution in Kind and the French State Placement, Sanofi will retain approximately 30% of EUROAPI. Sanofi and the French State have both agreed, subject to customary exceptions, to hold their EUROAPI shares for 24 months from, respectively, the Distribution Date and the date of settlement and delivery of the EUROAPI shares purchased by the French State, i.e., on June 17, 2022. After that period, both Sanofi and the French State would be free to sell their shares, subject to applicable securities laws.

Q: Will fractional EUROAPI shares be delivered as part of the Distribution in Kind?

A: No. Sanofi shareholders will not receive any fractional EUROAPI shares. In lieu of any such fractional shares, each Sanofi shareholder who would otherwise be entitled to receive a fractional share interest shall receive a cash payment, as described below.

If a Sanofi shareholder would otherwise be entitled to receive fractional EUROAPI shares, such fractional EUROAPI shares will be aggregated by the relevant intermediary and sold into the market on Euronext Paris. Following completion of such sale, each such Sanofi shareholder will receive from the relevant intermediary on a pro rata basis (based on the fractional shares such holders would otherwise have been entitled to receive), a cash payment of the net proceeds of such sale subject to, as the case may be, tax withholding and/or other adjustments as may be imposed by regulation or contract, by the Sanofi shareholder’s financial intermediary (see “If the Distribution in Kind is approved, what will Sanofi distribute to its shareholders?”).

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It is expected that such cash payment in lieu of fractional EUROAPI shares will be credited by the relevant intermediary to the accounts of such Sanofi shareholders as soon as practicable after the Distribution Record Date. Recipients of cash in lieu of fractional EUROAPI shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

Q: When is the Distribution in Kind expected to occur?

A: If approved, the Distribution in Kind is expected to occur on the Distribution Date, with the ex-dividend date for Sanofi’s Distribution in Kind (the “Ex-Dividend Date”) expected to occur on May 6, 2022. For more information see Section 22.1.1 “Provisional calendar for the Distribution in Kind” of the Listing Prospectus, incorporated by reference herein.

Q: As of what date do I need to be a Sanofi shareholder in order to receive shares of EUROAPI?

A: Persons who have Sanofi shares recorded in their name for bookkeeping purposes (enregistrement comptable) at 5:00 p.m. (Paris time) on the Distribution Record Date= will be entitled to participate in the Distribution in Kind. In the case of a trade entered into before, but settled after, the Ex-Dividend Date, shares of EUROAPI will be credited to the purchaser, and the seller who sold prior to the Ex-Dividend Date will not receive the Distribution in Kind. In order to receive any shares of EUROAPI in the Distribution in Kind, a Sanofi shareholder must hold at least 23 Sanofi shares as of the Distribution Record Date (i.e., including any trades entered during the trading day in Paris on May 5, 2022, for which settlement and delivery will occur on May 9, 2022).

For holders of Sanofi ADRs, the Depositary will set the ADR record date for the distribution of net proceeds relating to the EUROAPI shares after the sale of the EUROAPI shares has been completed and the amount to be received per ADR has been determined. The ADR record date will be used to determine ADR holders entitled to receive the net proceeds from the Depositary’s sale of EUROAPI shares that it receives on behalf of ADR holders and who shall be responsible for any fee assessed to ADR holders by the Depositary pursuant to this Deposit Agreement.

Q: Are ADR holders able to participate in the Distribution in Kind?

A: As the record holder for all Sanofi shares represented by ADRs, the Depositary will receive shares of EUROAPI in the Distribution in Kind on behalf of Sanofi’s ADR holders. The Depositary has informed Sanofi that it deems the distribution of EUROAPI shares to Sanofi’s ADR holders not to be feasible. Accordingly, pursuant to the terms of the deposit agreement between the Depositary, Sanofi and the owners and beneficial owners of ADRs, the Depositary has determined that it will sell the EUROAPI shares in one or more transactions and distribute the net cash proceeds of the sale to ADR holders on the relevant record date established by the Depositary.

Q: Are there steps an ADR holder can take to be able to receive EUROAPI shares in the Distribution in Kind?

A: Yes. ADR holders may, in accordance with the terms of the deposit agreement for the ADR program, present ADRs to the Depositary for cancellation and receive the corresponding number of underlying ordinary shares. In order to receive EUROAPI shares in the Distribution in Kind, such Sanofi ordinary shares must be held as of the Distribution Record Date.

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Q: Will ADR holders be required to pay any fees and expenses to the Depositary?

A: Yes. ADR holders as of the ADR record date will be responsible for certain fees and expenses of the Depositary, as provided in the Deposit Agreement.

Q: What should I do if I hold Sanofi ADRs?

A: ADR holders need not take any action in order to be entitled to their proportionate interest in the net cash proceeds from the Depositary’s sale of the EUROAPI shares. ADR holders are cautioned that certain additional record dates and deadlines may be applicable to holders of ADRs. If you are a registered holder of ADRs on the books of the Depositary, you can contact the Depositary at +1-877-272-9475 with any questions. Holders of ADRs that hold their ADRs through a bank, broker or other nominee should contact that entity with any questions they might have.

Q: What will be the tax treatment of the Distribution in Kind?

A: The Distribution in Kind will be treated as a dividend to shareholders of Sanofi under French law and will be subject to French withholding tax.

For U.S. Federal income tax purposes, the Distribution in Kind will be treated as a taxable distribution by Sanofi to each Sanofi shareholder (including ADR holders) in an amount equal to the fair market value of the EUROAPI shares (calculated in U.S. dollars) received by such shareholder. This distribution should be a “Qualified Dividend” for U.S. Federal purposes, and thus be taxable at a maximum rate of 20%. In addition, a U.S. Medicare tax of 3.8% and U.S. state taxes may apply.

For Australian tax purposes, the Distribution in Kind should be treated as a dividend subject to tax at normal tax rates (plus the Medicare levy and Medicare levy surcharge, if relevant). Australian Holders should include the Australian-dollar value of the Distribution in Kind they receive (including any cash received in respect of the Distribution in Kind) in their assessable income for the income year in which they receive the Distribution in Kind.

See “Taxation” for further details. The Distribution in Kind may be a taxable transaction for holders in other jurisdictions as well. All holders should consult their tax advisers.

Q: Whom can I contact if I have further questions?

Shareholder Hotline

Sanofi

Telephone: +33 9 86 87 80 65

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TAXATION

The following summary describes certain French, U.S. federal and Australian income tax consequences relating to the acquisition, ownership and disposition of the EUROAPI shares as of the date hereof.

If you are considering the acquisition, ownership or disposition of the EUROAPI shares, you should consult your own tax advisors concerning the French and U.S. federal income tax consequences applicable to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Certain French tax considerations

The following is a general summary of certain French tax consequences of the acquisition, ownership and disposal by holders of the EUROAPI shares to be acquired in the Distribution in Kind (i) who are domiciled or resident for tax purposes outside France and (ii) who do not own their shares of EUROAPI in connection with a fixed base or permanent establishment in France. The following general summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire, own or dispose of the EUROAPI shares. This summary is based on the tax laws and regulations of France, the practice of the French tax authorities and the applicable double taxation conventions or treaties with France, all as currently in force, and all subject to change, possibly with retroactive effect.

Investors should consult their own tax advisors in determining the tax consequences to them of acquiring, holding and disposing shares of EUROAPI to their particular situation. French law has enacted specific rules relating to trusts, in particular specific tax and filing requirements as well as modifications to wealth, estate and gift taxes as they apply to trusts. Given the complex nature of these rules and the fact that their application varies depending on the status of the trust, the grantor, the beneficiary and the assets held in the trust, the following summary does not address the tax treatment of the EUROAPI shares held in a trust. If the EUROAPI shares are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax advisors regarding the specific tax consequences of acquiring, owning and disposing of the EUROAPI shares.

Non-residents of France for tax purposes will have to comply with applicable tax laws of their state of residence and, as the case may be, the applicable tax treaty entered into between France and such state.

Dividends

Withholding tax

In France, dividends are paid out of after-tax income.

Subject to provisions of tax treaties that may apply and subject to the exceptions listed below, the dividends distributed by the Company will, in principle, be subject to a withholding tax, deducted by the paying agent of the dividends, where the tax domicile or seat of the effective beneficiary is located outside France.

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Subject to what is stated below and more favorable provisions of international tax treaties, the rate of this withholding tax is set at:

(i)

12.8% when the dividend derives from a regular distribution decided by the competent body of the Company and when the beneficial owner is an individual (additional taxes such as contribution on high incomes are not included),

(ii)

15% where the beneficiary is a non-profit organization (organismes sans but lucratif) that has its registered office in a Member State of the European Union or in another Member State of the European Economic Area Agreement that has concluded with France a tax treaty providing for administrative assistance against tax fraud and evasion, that would be taxed according to the treatment referred to in Article 206, 5 of the French Tax Code if it had its seat in France and as construed by paragraphs 580 et seq. of the tax guidelines issued by the French tax authorities (BOI-IS-CHAMP-10-50-10-40-20130325) and relevant case law, and

(iii)

the standard corporate income tax rate set out in Article 219 of the French Tax Code, i.e., 25% for financial years beginning on or after January 1, 2022 (additional taxes such as the 3.3% surtax on CIT are not included).

However, subject to the provisions of international tax treaties, regardless of the place of residence, the registered office, or status of the beneficiary, dividends paid by the Company outside France in a non-cooperative State or territory within the meaning of Article 238-0 A of the French Tax Code (a “Non-Cooperative State”) (other than those mentioned in 2° of 2 bis of Article 238-0 A of the same Code), will be subject to a withholding tax at a rate of 75% unless the Company proves that neither the purpose nor the effect of the distribution of such dividends is to situate them in such State or territory for purposes of facilitating tax fraud, pursuant to the provisions of Articles 119 bis and 187 of the French Tax Code. The list of Non-Cooperative States is published by a ministerial decree and may be updated at any time and in principle once a year. The provisions of the French Tax Code referring to Article 238-0 A of the French Tax Code shall apply to Non-Cooperative States added on this list as from the first day of the third month following the publication of the ministerial decree.

Shareholders that are legal persons may benefit from a withholding tax reduction or exemption, notably:

•

Under Article 119 ter of the French Tax Code which applies under certain conditions to persons having their effective place of management in a State of the European Union or in another Member State of the European Economic Area Agreement that has concluded with France a tax treaty providing for administrative assistance against tax fraud and evasion, if they hold at least 10% of the Company distributing the dividends during two years and otherwise meet all the conditions of such article as construed by the guidelines issued by the French Tax Authorities (BOI-RPPM-RCM-30-30-20-10-20190703), this being specified that this threshold is reduced to 5% of the capital of French distributing company where the legal person who is the beneficial owner of the dividends holds a participation satisfying the conditions laid down in Article 145 of the French Tax Code and is deprived of any opportunity to offset the withholding tax incurred against any profit in their State of residence (the detention rates taking into account full or bare ownership); or

•

Under Article 119 quinquies of the French Tax Code which applies to persons having their effective place of management in a Member State of the European Union or in another State or territory that has concluded with France a tax treaty providing for administrative assistance against tax fraud and evasion, and which are subject to a liquidation procedure that is comparable to the one mentioned in Article L. 640-1 of the French Commercial Code (or, where there is no such procedure available, in a situation in which payments are suspended and in a

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situation where the recovery is being manifestly impossible) and fulfilling all the conditions laid down in Article 119 quinquies of the French Tax Code as construed by the guidelines issued by the French Tax Authorities (BOI-RPPM-RCM-30-30-20-80-20160406); or

•

Pursuant to the provisions of applicable tax treaties. In particular, under the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, as amended (the “Treaty”), the rate of French withholding tax on dividends paid to a U.S. Holder that is a U.S. tax resident under the Treaty fully eligible for the benefits of the Treaty pursuant to the “Limitation on Benefits” provision of such Treaty (hereinafter a “U.S. Resident Holder”) and whose ownership of the EUROAPI shares is not effectively connected with a permanent establishment or fixed base that such U.S. Resident Holder has in France is reduced to 15% and such U.S. Resident Holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rate of 15%, if any. For U.S. Resident Holders that are not individuals, the requirements for eligibility for Treaty benefits, contained in the “Limitation on Benefits” provision of the Treaty are complex, and U.S. Resident Holders are advised to consult their own tax advisors regarding their eligibility for Treaty benefits, in light of their own particular circumstances.

The shareholders concerned should consult their tax advisors to determine whether and under which conditions they may qualify for one of these exemptions.

Moreover, dividend income distributed to collective investment undertakings incorporated under foreign law, which (i) are located in a Member State of the European Union or in another State that has concluded with France a tax treaty providing for administrative assistance against tax fraud and evasion which meets the conditions specified in Article 119 bis, 2 of the French Tax Code, (ii) raise capital from a certain number of investors with the purpose of investing it in a fiduciary capacity on behalf of such investors, pursuant to a defined investment policy and (iii) have characteristics similar to those required of collective undertakings fulfilling the conditions set forth in Article 119 bis, 2-2 of the French Tax Code as construed by the guidelines issued by the French Tax Authorities (BOI-RPPM-RCM-30-30-20-70-20211006), may also benefit from a withholding tax exemption. The investors concerned should consult their usual tax advisors to determine the ways in which these provisions apply to their own specific circumstances.

In addition, Article 235 quater of the French Tax Code provides for a mechanism enabling to obtain a refund of the withholding tax along with a tax deferral applicable to shareholders who are legal entities or organizations (i) whose result of the fiscal year during which the dividends distribution is received generates tax losses, (ii) whose registered office or permanent establishment in the result of which the income and profits are included is located (x) in a Member State of the European Union, (y) in another Member State of the European Economic Area Agreement that is not a Non-Cooperative State and that has concluded with France a tax treaty providing for administrative assistance against tax fraud and evasion and a mutual assistance agreement on recovery with a scope similar to that provided for in Council Directive 2010/24/EU of March 16, 2010 or (z) in a State outside the European Union or the European Economic Area, that is not a Non-Cooperative State and that has concluded with France the above-mentioned conventions, provided that the shareholding held in the distributing company does not allow the beneficiary to participate effectively in the management or control of this company or organization and (iii) complying with the reporting obligations set forth in Article 235 quater of the French Tax Code. The tax deferral would terminate with respect to the fiscal year in which the concerned shareholder would become profitable as well as in cases set out in Article 235 quater of the French Tax Code.

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It is the responsibility of the Company’s shareholders to consult their usual tax advisors (i) to determine whether they are likely to fall within the scope of the legislation relative to Non-Cooperative States, and/or to qualify for a reduction to or exemption from the withholding tax by virtue of the preceding principles or provisions of tax treaties, and (ii), as the case may be, to determine the practical formalities to be complied with to benefit from such reduction or exemption, including those provided for by BOI-INT-DG-20-20-20-20-20120912 relating to the so-called “standard” or “simplified” procedure for the reduction of or exemption from the withholding tax (see below “—Procedures for Claiming Treaty Benefits”).

Since July 1, 2019, Article 119 bis A of the French Tax Code provides, for an anti-abuse measure, whereby the paying agent is required to withhold the withholding tax applicable to dividends in the case of temporary sales of securities or similar transactions around the payment of dividends, allowing non-resident shareholders of French companies to avoid the withholding tax normally applicable. In this case, the withholding tax would apply without the beneficiary being able to use the so-called simplified procedure in order to benefit from the more favorable provisions of the tax treaty that may be applicable. However, the text provides, subject to certain conditions, for a safe harbor measure to obtain the refund of all or part of the withholding tax levied if it proves that the payment corresponds to a transaction that has a main purpose and effect other than to avoid the application of a withholding tax or to obtain the benefit of a tax advantage.

Shareholders who may be affected are advised to consult their tax adviser to determine the consequences of this measure for their particular situation.

Lastly, non-French tax residents must also comply with the tax laws in force in their State of residence, as may be modified by the tax treaties for the avoidance of double taxation signed between France and such jurisdiction.

Procedures for claiming treaty benefits

Pursuant to the guidelines issued by the French tax authorities (BOI-INT-DG-20-20-20-20-20120912), shareholders who are entitled to treaty benefits under an applicable tax treaty with France (including the Treaty) can claim such benefits under a simplified procedure (provided that it is possible under the provisions of the tax treaty) or under the standard procedure. Specific requirements apply to certain investors, such as UCITS, pension funds, U.S. persons, etc.

The procedure to be followed generally depends upon whether the application for treaty benefits is filed before or after the dividend payment.

Under the simplified procedure, in order to benefit from the lower rate of withholding tax applicable under the relevant tax treaty on the dividend payment date, the shareholder must complete and deliver to the bank or financial institution managing its account or to the paying agent, before the dividend payment, a certificate of residence (Form 5000) stamped by the tax authorities of the jurisdiction of residence of such shareholder stating in particular that the recipient of the dividend:

•	is beneficially entitled to the income for which the treaty benefits are being claimed;

•	is a resident of the other contracting State for the purposes of the relevant tax treaty;

•	does not have any establishment or permanent base in France to which the dividend income is attached; and

•	has reported or will report this dividend to the tax authorities of the shareholder’s country of residence;

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The simplified procedure is applicable to collective investment schemes, subject to filing an additional form establishing the percentage of shares held by residents of the relevant jurisdiction.

If the Form 5000 is not filed prior to the dividend payment, the normal procedure is applicable. In such a case, a withholding tax is levied at the ordinary French withholding tax rate, and the shareholder has to claim a refund for the excess withholding tax by filing both Form 5000 and Form 5001, with the French tax authorities, no later than December 31 of the second year following the year during which the dividend is paid or no later than the date provided by the applicable tax treaty.

Copies of Form 5000 and Form 5001 are available on www.impots.gouv.fr.

It is the responsibility of the Company’s shareholders to consult their usual tax advisors to determine whether they are likely to fall within the legislation relative to Non-Cooperative States, or to qualify for a reduction to or exemption from the withholding tax by virtue of the preceding principles or provisions of the Treaty, and to determine the practical formalities to be complied with to benefit from these provisions.

Sale or other disposition

Subject to provisions of applicable tax treaties for the avoidance of double taxation, under Article 244 bis B and C of the French Tax Code, capital gains on the sale of the EUROAPI shares are not subject to tax in France when they are realized by persons who are not domiciled in France within the meaning of Article 4 B of the French Tax Code or whose registered office is located outside France (and who do not own their shares of EUROAPI in connection with a fixed base or a permanent establishment subject to tax in France and on the balance sheet of which the EUROAPI shares are recorded), provided that the seller has not held, directly or indirectly, alone or with family members, in the case of individuals, a stake representing more than 25% of the rights in the Company’s earnings (droits aux bénéfices sociaux) at one point in time during the five-year period preceding the sale.

Moreover, regardless of the percentage of rights held in the earnings of the Company, when such gains are made by persons or organizations domiciled, established or incorporated outside France in a Non-Cooperative State other than those mentioned in 2° of 2 bis of Article 238-0 A of the French Tax Code, the capital gains are taxed at 75%. The list of Non-Cooperative States is published by a ministerial decree and may be updated at any time and in principle once a year. The provisions of the French Tax Code referring to Article 238-0 A of the French Tax Code shall apply to Non-Cooperative States added on this list as from the first day of the third month following the publication of the ministerial decree.

Under the Treaty, a U.S. Resident Holder that is eligible for the benefits of the Treaty will not be subject to French tax on any capital gain from the sale or exchange of shares of EUROAPI unless the EUROAPI shares form part of the business property of a permanent establishment or fixed base that the U.S. Resident Holder has in France.

Persons who do not meet the conditions of this exemption should consult their usual tax advisors and to what extent recent case law and Article 2 of the Amended Finance Act of July 19, 2021, can provide a basis for avoiding the taxation in France.

Shareholders who are not French tax residents are urged to consult with their usual tax advisor in order to determine the tax regime applicable to their own situation both in France and in the jurisdiction where they reside for tax purposes.

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Registration tax and financial transaction tax

Pursuant to Article 726 of the French Tax Code no registration tax (droits d’enregistrement) is payable in France on the sale of shares in a listed company that has its registered office in France, unless the sale is recorded in a deed signed in France or abroad. In the latter case, unless the transaction is subject to the French Financial Transaction Tax (“French FTT”) described below, the sale of shares is subject to a transfer tax at the proportional rate of 0.1% based on the higher of sale price or fair market value of the shares, subject to certain exceptions provided for by II of Article 726 of the French Tax Code. Pursuant to Article 1712 of the French Tax Code, the registration tax that would be due if the sale were recorded in a deed (and not subject to the French FTT) will be borne by the transferee (unless otherwise contractually stipulated). However, by virtue of Articles 1705 et seq. of the French Tax Code, all parties to the deed will be jointly and severally liable to the tax authorities for the payment of this tax.

Pursuant to Article 235 ter ZD of the French Tax Code, subject to certain exceptions, the French FTT applies at a rate of 0.3% to any acquisition for consideration of an equity security or similar security, if (i) this security is listed on a regulated market, (ii) its acquisition gives rise to a transfer of ownership, and (iii) this security is issued by a French company whose market capitalization exceeds one billion euros as of December 1, of the year preceding the taxation year. The French FTT is collected by the financial services provider, except where the acquisition took place without the assistance of a financial services provider, in which case the tax is liquidated and due by the establishment acting as custodian (teneur de comptes-conservateur), within the meaning of 1 of Article L. 321-2 of the French Monetary and Financial Code. Acquisitions of equity or similar securities subject to the French FTT are exempt from registration tax provided for by Article 726 of the French Tax Code.

Any application of the French FTT will depend on whether the Company’s market capitalization exceeds €1 billion as of December 1, 2022. A list of the companies falling within the scope of the French FTT is published every year. The Company will be included within the scope of such a list if its market capitalization exceeds €1 billion.

Prospective holders of the EUROAPI shares should consult their own tax advisors as to the potential consequences of such French FTT.

Estate and gift tax

Shares issued by French companies acquired through inheritance or gift by a person who is not a resident of France fall within the scope of French inheritance tax and gift taxes and, where applicable, are subject thereto. The tax applies without regard to the tax residence of the transferor.

France has signed with a certain number of jurisdictions agreements aimed at avoiding double taxation in respect of inheritance and gifts. Under the terms of such treaties, persons residing in jurisdictions parties thereto may, subject to certain conditions, be exempt from inheritance and gift taxes or obtain a tax credit.

Under the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, as amended a transfer of shares by gift or by reason of the death of an individual who is domiciled in, or a citizen of, the United States will not be subject to French gift or inheritance tax, so long as the donor or decedent was not domiciled in France at the time of making the gift or at the time of his or her death, and the shares were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

U.S. Holders should consult their own advisors concerning their liability for inheritance and gift taxes on shares of EUROAPI they may own, and the conditions under which they may be entitled to tax exemptions or a tax credit as a result of tax treaties concluded with France.

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Real estate wealth tax (impôt sur la fortune immobilière or IFI)

Real estate wealth tax applies to individuals owning real estate assets (owned directly or indirectly through – inter alia – property companies or property investment funds) when their overall net value (i.e., after deduction of qualifying liabilities) exceeds a €1.3 million threshold (Articles 964 and 965 of the French Tax Code). Real estate wealth tax is calculated per household.

Shares held by individuals in a company are subject to IFI for the fraction of their value representing real estate assets held directly or indirectly by the company.

However, exceptions apply inter alia (i) to real estate assets assigned to an operational activity and (ii) to minority stakes in companies.

(i)	Real estate assets allocated to an operational activity:

Shares held in a company that uses real estate assets allocated to its operational activities are not subject to French IFI.

(ii)	Minority stake:

Shares held directly or indirectly, for less than 10% of the capital and voting rights in companies (including listed ones) owning real estate assets but engaged in industrial, commercial, craft, agricultural or liberal activity (operational company) are in principle not subject to IFI (BOI-PAT-IFI-20-20-20-20-20180608).

Under the Treaty, French real estate wealth tax will not generally apply to shares that are held by U.S. Holders who (i) own, alone or with related persons, directly or indirectly, Company’s shares which give rise to less than 25% of the rights in the Company’s earnings, and (ii) do not own their shares in connection with a permanent establishment or a fixed base through which the U.S. Holder carries on business or performs personal services in France.

Investors should consult their tax advisors regarding the potential tax consequences applicable to their personal situation.

Certain U.S. federal income tax consequences

The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of the Dividend in Kind and of the ownership and disposition of the distributed shares of EUROAPI (the “EUROAPI Shares”). This summary applies only to U.S. Holders that hold their shares of Sanofi (the “Sanofi Shares”) and EUROAPI Shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code (as defined below) and have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States as in effect on the date of this Information Statement, including the Internal Revenue Code of 1986, as amended (the “U.S. Internal Revenue Code”), and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Information Statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this Information Statement are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus there can be no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, alternative minimum tax or any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

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The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks and certain other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons holding their Sanofi Shares or EUROAPI Shares in individual retirement accounts or other tax deferred accounts;

•	U.S. expatriates;

•	persons holding their Sanofi Shares or EUROAPI Shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of EUROAPI’s stock by vote or value;

•	persons that are subject to special tax accounting rules as a result of any item of gross income with respect to the Sanofi Shares or EUROAPI Shares being taken into account;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired their Sanofi Shares or EUROAPI Shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships and persons holding their Sanofi Shares or EUROAPI Shares through partnerships or other pass-through entities.

PROSPECTIVE HOLDERS OF EUROAPI SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE DIVIDEND IN KIND AND THE OWNERSHIP AND DISPOSITION OF THE EUROAPI SHARES.

As used herein, the term “U.S. Holder” means a beneficial owner of Sanofi Shares or EUROAPI Shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds the Sanofi Shares or EUROAPI Shares generally will depend on such partner’s status and the activities of the partnership. A U.S. Holder that is a partner in such partnership should consult its tax advisor.

U.S. Federal Income Tax Consequences of the Dividend in Kind

For U.S. Federal income tax purposes, the Dividend in Kind will not be eligible for treatment as a tax-free distribution. Accordingly, the Dividend in Kind will be treated as a taxable distribution by Sanofi to each Sanofi shareholder in an amount equal to the fair market value of the EUROAPI shares received by such shareholder (including any fractional share for which the shareholder receives cash and any amount withheld on account of any applicable withholding taxes), as determined in U.S. dollars as of the date of the distribution (the “Distribution Amount”).

The Distribution Amount generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such Distribution Amount is paid out of the Sanofi’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because Sanofi does not maintain calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect the entirety of the Distribution Amount to be reported as a dividend for U.S. federal income tax purposes. This dividend will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Subject to certain holding period requirements and other limitations, dividends received from a “qualified foreign corporation” by a non-corporate U.S. Holder, including an individual, may be eligible for preferential rates of taxation if the dividends are “qualified dividend income” for U.S. federal income tax purposes. A non-U.S. corporation generally will be a qualified foreign corporation if (1) it is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program and (2) the corporation is not a PFIC (as defined below) for either the taxable year in which the dividend was paid or the preceding taxable year. The U.S. Treasury has determined that the Treaty (as defined above) is a qualifying treaty for these purposes. In addition, Sanofi does not believe it was a PFIC for the taxable year ended December 31, 2021, and does not expect to be treated as a PFIC for the current taxable year, or in the foreseeable future. Prospective investors should consult their tax advisors regarding the potential treatment of the Distribution Amount as qualified dividend income.

The Distribution Amount will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, taxes withheld, if any, on the Distribution Amount may be eligible for credit against a U.S. Holder’s federal income tax liability. If a refund of the tax withheld is available under the laws of France, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, the Distribution Amount with respect to the EUROAPI Shares will generally constitute “passive category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

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A U.S. Holder who receives cash in lieu of a fractional share of EUROAPI should be treated as having received the fractional share as part of the Distribution and then having sold such fractional share for cash. Because a U.S. Holder’s basis in the fractional EUROAPI share deemed received will equal the fair market value of such fractional share on the date of distribution, a U.S. Holder should generally not recognize additional gain or loss on the deemed sale of a fractional shares described in the preceding sentence.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of the EUROAPI Share

Dividends and other distributions on EUROAPI Shares

Subject to the passive foreign investment company considerations discussed below, the gross amount of distributions made by EUROAPI with respect to the EUROAPI Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of EUROAPI’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because EUROAPI does not maintain calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions generally will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Subject to certain holding period requirements and other limitations, dividends received from a “qualified foreign corporation” by a non-corporate U.S. Holder, including an individual, may be eligible for preferential rates of taxation if the dividends are “qualified dividend income” for U.S. federal income tax purposes. A non-U.S. corporation generally will be a qualified foreign corporation if (1) it is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program and (2) the corporation is not a PFIC (as defined below) for either the taxable year in which the dividend was paid or the preceding taxable year. The U.S. Treasury has determined that the Treaty (as defined above) is a qualifying treaty for these purposes. In addition, as discussed below, EUROAPI does not believe it was a PFIC for the taxable year ended December 31, 2021, and does not expect to be treated as a PFIC for the current taxable year, or in the foreseeable future. Prospective investors should consult their tax advisors regarding the potential treatment of dividends received with respect to the EUROAPI Shares as qualified dividend income.

The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is actually or constructively received, regardless of whether the payment is in fact converted into U.S. dollars at that time. If dividends received in foreign currency are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If it is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in such foreign currency equal to the U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of such foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Dividends on the EUROAPI Shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, taxes withheld, if any, on any distributions on the EUROAPI Shares may be eligible for credit against a U.S. Holder’s federal income tax liability. If a refund of the tax withheld is available under the laws of France, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends with respect to the EUROAPI Shares will generally constitute “passive category

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income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or other taxable disposition of EUROAPI Shares

Subject to the passive foreign investment company considerations discussed below, upon a sale or other taxable disposition of the EUROAPI Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such EUROAPI Shares. A U.S. holder’s initial tax basis in the EUROAPI Shares will generally equal their U.S. dollar value on the date of the Dividend in Kind, and its holding period for the EUROAPI Shares will generally begin the day after such distribution. Any gain or loss realized by a U.S. Holder upon a sale or other taxable disposition generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the EUROAPI Shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of the EUROAPI Shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

U.S. Holders should consult their tax advisors regarding the application of French taxes to a disposition of ordinary EUROAPI Shares and whether any such withholding or income tax could be eligible for the U.S. foreign tax credit. In addition, even if such tax is eligible for the U.S. federal tax credit, because capital gains on a disposition of the EUROAPI Shares by a U.S. Holder generally will be treated as U.S. source, the use of such U.S. foreign tax credit relating to French withholding taxes imposed with respect to such disposition of the EUROAPI Shares, if any, may be limited.

If the consideration received upon the sale or other disposition of the EUROAPI Shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of the taxable disposition. If the EUROAPI Shares are treated as traded on an established securities market for U.S. federal income tax purposes, a cash basis U.S. Holder or an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement and delivery date of the sale. An accrual basis U.S. Holder that does not make the special election will recognize foreign currency gain or loss to the extent attributable to the difference between the exchange rates on the trade date and the settlement and delivery date. Such exchange gain or loss generally will constitute U.S. source ordinary income or loss.

Passive foreign investment company considerations

EUROAPI will be a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, EUROAPI will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock. Passive income generally includes interest, dividends, royalties and gains from transactions in commodities, and rents.

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Based upon EUROAPI’s estimated gross income, the average value of EUROAPI’s gross assets, and the nature of EUROAPI’s business, EUROAPI does not believe it was a PFIC for the taxable year ended December 31, 2021, and does not expect to be treated as a PFIC for the current taxable year, or in the foreseeable future. The determination of PFIC status is a factual determination that is made annually after the close of the taxable year that will depend on, among other things, the composition of the income and assets, and the market value of the EUROAPI Shares and assets, of EUROAPI and its subsidiaries. There can be no assurance, however, that EUROAPI will not be treated as a PFIC for any particular taxable year.

If EUROAPI is treated as a PFIC, a U.S. Holder who owns the EUROAPI Shares will generally be subject to adverse tax treatment. Except to the extent the U.S. Holder makes a timely and effective “qualified electing fund” election or ‘‘mark-to-market’’ election, gain recognized on a disposition (including, under certain circumstances, a pledge) of the EUROAPI Shares, by the U.S. Holder will be allocated ratably over the U.S. Holder’s holding period for the EUROAPI Shares. The amounts allocated to the taxable year of disposition will be taxed as ordinary income. The amounts allocated to each other taxable year will generally be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as applicable, and an interest charge will be imposed on the resulting tax liability. The total amount of gain or loss will equal the difference between the U.S. Holder’s tax basis in the EUROAPI Shares disposed of and the amount realized on disposition, in each case as determined in U.S. dollars.

To the extent that any distribution received by a U.S. Holder on the EUROAPI Shares exceeds 125% of the average of the annual distributions on the EUROAPI Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter (“excess distributions”), the distribution will be subject to taxation in the same manner as gain as described in the preceding paragraph (except that distributions will be treated as foreign source income as described under ‘‘—Dividends and other distributions on EUROAPI Shares” above).

If EUROAPI is treated as a PFIC with respect to a U.S. Holder for any taxable year, certain of EUROAPI’s subsidiaries may also be treated as PFICs, the U.S. Holder would be deemed to own such lower-tier PFIC indirectly and the U.S. Holder may be subject to the tax consequences described above with respect to the EUROAPI Shares of such lower-tier PFIC. If EUROAPI were a PFIC for any year during which a U.S. Holder holds the EUROAPI Shares, EUROAPI will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder holds the EUROAPI Shares, even if EUROAPI ceases to meet the threshold requirements for PFIC status, unless EUROAPI ceases to be a PFIC and a U.S. Holder makes a special election with respect to the EUROAPI Shares. If a U.S. Holder owns the EUROAPI Shares during any year in which EUROAPI is a PFIC, the U.S. Holder generally must file annual reports on an IRS form 8621, generally with the U.S. Holder’s federal income tax return for that year. A failure to comply with such filing requirements could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

Prospective holders of EUROAPI Shares should consult their tax advisers regarding the potential application of the PFIC rules to acquiring EUROAPI Shares, and the advisability of making a “qualified electing fund” election or a mark-to-market election, if available.

Medicare Tax

Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of the Distribution Amount with respect to the Dividend in Kind and the dividend income and net gains from their EUROAPI Shares. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to the Dividend in Kind and income and gains in respect of an investment in the EUROAPI Shares.

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Information reporting and backup withholding

The Dividend in Kind and dividend payments with respect to EUROAPI Shares and proceeds from the sale, exchange or redemption of the EUROAPI Shares may be subject to information reporting to the IRS and backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or otherwise establishes an exemption from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

A holder that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Additional information reporting requirements

A U.S. Holder that is an individual may be subject to certain reporting obligations with respect to the EUROAPI Shares if the aggregate value of these and certain other “specified foreign financial assets” exceeds $50,000. If required, this disclosure is made by filing Form 8938 with the IRS. Significant penalties can apply if a U.S. Holder is required to make this disclosure and fail to do so. In addition, a U.S. Holder should consider the possible obligation to file online a FinCEN Form 114—Foreign Bank and Financial Accounts Report, as a result of holding EUROAPI Shares in certain accounts. Holders are urged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition and ownership of EUROAPI Shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO PROSPECTIVE HOLDERS OF EUROAPI SHARES. EACH PROSPECTIVE HOLDER OF EUROAPI SHARES SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN EQUITY SHARES UNDER ITS OWN CIRCUMSTANCES.

Certain Australian tax consequences

The following is a general summary of certain Australian tax consequences of receiving the Distribution in Kind, and the acquisition, holding and disposal of the EUROAPI shares to be acquired in the Distribution in Kind, by holders of Sanofi shares who:

(i) are resident for tax purposes only in Australia at all relevant times;

(ii) who do not own their shares of EUROAPI in connection with a permanent establishment outside Australia;

(iii) hold their Sanofi shares on capital account;

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(iv) do not hold their Sanofi shares on trust and will not hold EUROAPI shares acquired in the Distribution in Kind in trust;

(v) are not subject to the Taxation of Financial Arrangements provisions in the income tax law (“Australian Holders”).

The following general summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire, own or dispose of the EUROAPI shares. This summary is based on the Australian tax laws, the practice of the Australian Taxation Office (“ATO”) and the applicable double taxation conventions or treaties with Australia, all as in force as at the date of this document. Australian tax laws can and do frequently change, possibly with retroactive effect.

Neither Sanofi nor EUROAPI has sought a ruling or specific advice or guidance from the ATO in relation to the Distribution in Kind. The ATO or a court may take a position which differs from the statements in this summary.

Investors should consult their own tax advisors in determining the tax consequences to them of receiving the Distribution in Kind, and of acquiring, holding and disposing shares of EUROAPI, to their particular situation. Australian tax laws contain specific rules relating to different types of taxpayers, such as trusts. Given the complex nature of these rules and the fact that their application varies depending on the status of the trusts and their beneficiaries, the following summary does not address the tax treatment of the Sanofi or EUROAPI shares held in a trust. If the Sanofi or EUROAPI shares are held in trust, the trustee and beneficiaries are urged to consult their own tax advisors regarding the specific tax consequences of acquiring, owning and disposing of the EUROAPI shares.

Investors who are residents of Australia for tax purposes may have to comply with, or take steps to obtain benefits under, applicable tax laws of France (or another country) and, as the case may be, the applicable tax treaty entered into between Australia and such country. Australian resident shareholders should also consider the descriptions of the tax considerations in other countries outlined in this document and consult their own tax advisors to determine if they should or must take any action under the applicable tax laws of those other countries.

Australian tax considerations relating to the Distribution in Kind

Treatment of the Distribution in Kind as a dividend for tax purposes

The Distribution in Kind should be treated as a dividend for Australian tax purposes and subject to tax at normal tax rates (plus the Medicare levy and Medicare levy surcharge, if relevant). Australian Holders should include the value of the Distribution in Kind they receive (including any cash received in respect of the Distribution in Kind) in their assessable income for the income year in which they receive the Distribution in Kind.

As this value may be denominated in Euros, it will need to be converted into Australian dollars to determine the amount of assessable income to be included. The tax consequences of any foreign exchange gains or losses on conversion of any cash received in respect of the Distribution in Kind should also be considered by an Australian Holder.

Demerger relief not available

In certain circumstances, the distribution of shares in an entity by a parent company to the parent company’s shareholders can be subject to tax relief for “demergers”. It is considered that the Distribution in Kind is not likely to satisfy all of the requirements necessary for demerger relief to apply. However, neither Sanofi nor EUROAPI has sought any ruling or other confirmation from the ATO on this.

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Double tax treaty with France

As noted above under the heading “Certain French tax considerations”, the Distribution in Kind will be subject to French withholding tax for shareholders who are not domiciled or resident in France for tax purposes.

Australia has entered into a double tax treaty with France which may affect the amount or rate of French withholding tax applicable to Australian Holders who are entitled to the benefit of that treaty. For instance, under the treaty, the rate of tax applicable to dividends paid by a French company to an Australian-resident shareholder who is beneficially entitled to the dividend is limited to 15%. A lower rate may apply in certain circumstances, such as where the shareholder is a company which directly holds at least 10% of the capital of the company paying the dividend.

Australian Holders should consult their tax advisor to determine whether they are entitled to the benefit of the double tax treaty, the appropriate rate of tax which is relevant to their circumstances, and any steps that the Australian Holder could or should take to claim the benefits of that treaty.

Foreign tax offsets

Australian Holders may be entitled to a foreign tax offset for the amount of foreign tax that they pay in respect of the Distribution in Kind, or that is withheld from the Distribution in Kind. If available, a foreign tax offset would reduce the amount of Australian tax payable in respect of the Distribution in Kind. If a foreign tax offset is available, an Australian Holder would also need to include the amount of the foreign tax paid or withheld from the Distribution in Kind in their assessable income. As the relevant amount may be denominated in Euros, it will need to be converted into Australian dollars.

Effect of the Distribution in Kind on Sanofi shares

The Distribution in Kind should not affect the tax attributes of Sanofi shares held by an Australian Holder. In particular, the Distribution in Kind should not be regarded as a disposal or other taxable event for Australian capital gains tax purposes in respect of the Sanofi shares, and should not affect the cost base of the Sanofi shares held by an Australian Holder.

The Distribution in Kind may affect the value of the Sanofi shares held by an Australian Holder and, accordingly, affect any disposal or dealing in those shares, including the Australian tax consequences of such disposal or dealing.

Australian tax considerations relating to acquiring, holding and disposing of EUROAPI shares

Employee share scheme considerations

The EUROAPI shares should be considered separate assets for tax purposes from the Sanofi shares held by an Australian Holder and should be taken to have separate attributes for tax purposes.

The employee share scheme provisions in the income tax laws should not apply to the EUROAPI shares acquired under the Distribution in Kind by an Australian Holder who holds their Sanofi shares under the employee share scheme provisions. The application of the employee share scheme provisions (including any deferred taxing point) to an Australian Holder’s Sanofi shares should not be affected by the Distribution in Kind.

Australian Holders who hold their Sanofi shares under the employee share scheme provisions in the income tax laws should consult their tax advisor in relation to the application of those provisions to their particular circumstances.

34

Capital gains tax (“CGT”) and other tax considerations

The EUROAPI shares should be considered separate assets for tax purposes from the Sanofi shares held by an Australian Holder and should be taken to have separate attributes for tax purposes.

For CGT purposes, Australian Holders should be taken to have acquired EUROAPI shares at the time they receive them under the Distribution in Kind. The cost base of the EUROAPI shares in the hands of an Australian Holder should include the value of those shares.

Tax may be payable by an Australian Holder on disposing of, or otherwise dealing in, their EUROAPI shares. The Australian and foreign tax consequences for an Australian Holder of disposing of, or otherwise dealing with, the EUROAPI shares will need to be considered by each Australian Holder at the time of, and with regard to the particular circumstances of, the relevant disposal or dealing. Australian Holders should consult with their tax advisor if they intend to dispose of or otherwise deal with their EUROAPI shares.

Considerations in relation to dividends and other payments

An Australian Holder may need to include in their assessable income any dividends received on their EUROAPI shares. An Australian Holder may be entitled to a foreign tax offset for foreign tax paid or withheld from any such dividend.

There may also be tax consequences for an Australian Holder who receives other payments on or under their EUROAPI shares.

Australian Holders should consult their tax advisor to determine the tax consequences of any payment or distribution received on their EUROAPI shares, including any Australian or foreign tax consequences, whether they are entitled to the benefit of the double tax treaty which might affect the tax payable on the payment or distribution, and any steps that the Australian Holder could or should take to claim the benefits of that treaty.

35

Annex A

ENGLISH LANGUAGE TRANSLATION

FOR INFORMATION PURPOSES ONLY

This document is an unofficial translation of the French language prospectus that received from the Autorité des marchés financiers (the “AMF”) approval number 22-076 on March 31, 2022 (the “French Prospectus”). This translation has not been approved by the AMF and has been prepared solely for the information and convenience of shareholders of Sanofi and EUROAPI. No assurances are given as to the accuracy or completeness of this translation, and Sanofi and EUROAPI assume no responsibility with respect to this translation . In the event of any ambiguity or discrepancy between this translation and the French Prospectus, the French Prospectus shall prevail.

No securities are being offered for sale or subscription in connection with the Distribution in Kind of EUROAPI’s shares and, accordingly, neither the French Prospectus nor this translation is intended to be an offer to sell or to subscribe for or a solicitation of an offer to purchase or to subscribe for the shares described herein, especially in any jurisdiction in which such an offer or solicitation would be unlawful under the laws of that jurisdiction. The securities of EUROAPI have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

36

EUROAPI

Simplified joint-stock company (Société par actions simplifiée)1 with a share capital of €94,026,888

Registered office: 15 rue Traversière, 75012 Paris, France

Paris Trade and Companies Register no. 890 974 413

PROSPECTUS IN VIEW OF THE ADMISSION TO TRADING ON THE REGULATED MARKET OF EURONEXT PARIS OF ALL ORDINARY SHARES COMPRISING THE SHARE CAPITAL OF EUROAPI IN CONNECTION WITH THE DISTRIBUTION OF EUROAPI SHARES TO SANOFI SHAREHOLDERS

[INTENTIONALLY OMITTED]

The allocation of EUROAPI shares will be subject to approval at the Sanofi combined annual shareholders’ meeting to be held on May 3, 2022.

DISCLAIMER

By accepting this document, you acknowledge, and agree to be bound by, the following statements. This document is a translation of EUROAPI’s prospectus dated March 31, 2022 (the “Prospectus”). The Prospectus, in its original French version, is publicly available at www.amf-france.org. This translation (the “Translation”) is provided for your convenience only and may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published in whole or in part for any purpose. This translation has not been prepared for use in connection with any offering of securities. It does not contain all of the information that an offering document would contain.

[1]

The adoption of the corporate form of a French public limited company (société anonyme) will take place subject to the approval of Sanofi’s shareholders at the combined annual shareholders’ meeting, to be held on May 3, 2022, on the distribution of EUROAPI shares in the form of a dividend in kind.

IN THE EVENT OF ANY AMBIGUITY OR CONFLICT BETWEEN THE CORRESPONDING STATEMENTS OR OTHER ITEMS CONTAINED HEREIN, THE FRENCH LANGUAGE PROSPECTUS SHALL PREVAIL.

None of EUROAPI or any of its officers, directors, employees or affiliates or any person controlling any of them assume any liability which may be based on this Translation or any errors or omissions therefrom or misstatements therein, and any such liability is hereby expressly disclaimed. This Translation does not constitute or form part of any offer to sell or the solicitation of an offer to purchase securities, nor shall it or any part of it form the basis of, or be relied on in connection with, any contract or commitment whatsoever. Persons into whose possession this Translation may come are required by the Group to inform themselves about and to observe any restrictions as to the distribution of this Translation.

Copies of the Prospectus are available free of charge at EUROAPI’s registered office, located at 15 rue Traversière, 75012 Paris, France. The Prospectus can also be consulted on EUROAPI’s website (www.euroapi.com) and in its original French version on Sanofi’s website (www.sanofi.com) and on the French financial markets authority—Autorité des marchés financiers (AMF)—website (www.amf-france.org).

TABLE OF CONTENTS

PROSPECTUS SUMMARY		10

1.	PERSONS RESPONSIBLE, THIRD-PARTY INFORMATION, EXPERT’S REPORTS AND COMPETENT AUTHORITY APPROVAL	18

1.1	Person responsible for the Prospectus	18
1.2	Declaration of the person responsible for the Prospectus	18
1.3	Sanofi’s declaration	18
1.4	Expert’s reports and declarations of interest	18
1.5	Third-party information	18
1.6	Approval from the competent authority	19
1.7	Person responsible for the financial information	19

2.	STATUTORY AUDITORS	20

2.1	Statutory auditors	20
2.2	Alternate statutory auditors	20

3.	RISK FACTORS RELATING TO THE ISSUER	21

3.1	Risks related to the Company’s business sector	21
3.2	Risks related to the Company’s activities	24
3.3	Risks related to the separation of the Group’s activities from the rest of the Sanofi group’s activities and the Group’s structural organization	36
3.4	Risks related to the Company’s financial position	39
3.5	Legal and regulatory risks	41
3.6	Insurance and risk coverage	45

4.	ESSENTIAL INFORMATION	55

4.1	Declaration on consolidated net working capital	55
4.2	Capitalization and indebtedness	55
4.3	Interest of natural and legal persons involved in the Distribution in Kind	56
4.4	Reasons for the Distribution in Kind and use of the proceeds	56

5.	INFORMATION ABOUT THE COMPANY	57

5.1	Legal and commercial name of the Company	57
5.2	Place of registration and registration number	57
5.3	Date of incorporation and duration of the Company	57
5.4	Registered office of the Company, legal form and governing laws	57

6.	BUSINESS OVERVIEW	58

6.1	Overview	58
6.2	Description of markets and competitive position	59
6.3	Strengths and competitive advantages	66
6.4	Strategy and objectives	76
6.5	Overview of Group business activity	83
6.6	Major events in the growth of the Company’s business	93
6.7	Factors of dependence	94

6.8	Investments	94
6.9	ESG Policy	97

7.	ORGANIZATIONAL STRUCTURE	105

7.1	Description of the Prior Reorganization Transactions	105
7.2	Organization of the Group	107
7.3	The Company’s major subsidiaries	107

8.	OPERATING AND FINANCIAL REVIEW	109

8.1	Overview	109
8.2	Analysis of results for the years ended December 31, 2021, 2020 and 2019	126

9.	LIQUIDITY AND CAPITAL RESOURCES	137

9.1	Overview	137
9.2	Financial resources and liabilities	137
9.3	Contractual obligations and off-balance sheet commitments	139
9.4	Presentation and analysis of the main categories of use of the Group’s cash	140
9.5	The Group’s consolidated cash flow for the years ended December 31, 2021, 2020 and 2019	142

10.	REGULATORY ENVIRONMENT	148

10.1	Sector regulations	148
10.2	Fraud and abuse	152
10.3	Environmental regulations	153
10.4	Regulations on foreign investments in France	154

11.	TRENDS	155

11.1	Business trends	155
11.2	Medium-term outlook	155

12.	PROFIT FORECASTS OR ESTIMATES	157

12.1	Assumptions	157
12.2	Group forecasts for the year ending December 31, 2022	158
12.3	Report of one of the statutory auditors on the profit forecast (Core EBITDA margin) for the year ending December 31, 2022	158

13.	ADMINISTRATIVE, MANAGEMENT, SUPERVISORY AND EXECUTIVE MANAGEMENT BODIES	160

13.1	Information about the Board of Directors and the Executive Management	160
13.2	Conflicts of interest at the level of the administrative, management and executive management bodies	170

14.	REMUNERATION AND BENEFITS	172

14.1	Remuneration of the corporate officers	172
14.2	Amount of provisions made or recorded by the Company for the payment of pensions, retirement plans or other benefits	184

15.	BOARD PRACTICES	185

15.1	Term of office of members of the administrative, management or supervisory bodies	185
15.2	Service contracts binding members of the administrative, management or supervisory bodies of the Company	185
15.3	Committees of the Board of Directors	185
15.4	Declaration of compliance with the corporate governance system in force	188
15.5	Internal control	189

16.	EMPLOYEES	190

16.1	Employment information	190
16.2	Stock options and free share plans	192
16.3	Employee profit-sharing agreements	192
16.4	Social dialog	194

17.	MAJOR SHAREHOLDERS	196

17.1	Shareholders holding more than 5% of the capital on the date of the Prospectus	196
17.2	Control of the Company	197
17.3	Agreements likely to result in a change of control	198

18.	RELATED-PARTY TRANSACTIONS	199

18.1	Agreements signed by the Sanofi group and the Group for the execution of the Prior Reorganization Transactions	199
18.2	Agreements signed by the Sanofi group and third parties for the execution of the Prior Reorganization Transactions	201
18.3	Agreements entered into with the Sanofi group and the Group as part of the Prior Reorganization Transactions for the future conduct of business	203
18.4	Other relationships with related parties	210
18.5	Special reports of the statutory auditors on regulated agreements for the years 2021, 2020 and 2019	210

19.	FINANCIAL INFORMATION	211

19.1	Historical financial information	211
19.2	Interim and other financial information	272
19.3	Audit of historical annual financial information	272
19.4	Pro forma financial information	273
19.5	Dividend policy	273
19.6	Legal and arbitration proceedings	273
19.7	Significant change in the financial position	273

20.	ADDITIONAL INFORMATION	274

20.1	Share capital	274
20.2	Memorandum and articles of association	277

21.	MATERIAL CONTRACTS	289

22.	INFORMATION RELATING TO THE DISTRIBUTION OF THE COMPANY’S SHARES AND TO THE COMPANY’S SHARES	290

22.1	Terms and conditions of the Distribution in Kind	290
22.2	Risks related to the Company’s shares	294
22.3	Information on the securities to be admitted to trading on Euronext Paris	296
22.4	Admission to trading and trading procedures	307
22.5	Dilution	308

23.	DOCUMENTS AVAILABLE	311

24.	CONCORDANCE TABLE	312

24.1	Registration Document	312
24.2	Securities note	323

25.	GLOSSARY	332

General Comments

In this Prospectus, and unless otherwise indicated:

•	The term “Prospectus” means this prospectus.

•

The term “Company” or “EUROAPI” means the EUROAPI company, whose registered office is located at 15 rue Traversière, 75012 Paris, France, registered with the Paris Trade and Companies Register under number 890 974 413.

•	The term “Group” means the group of companies formed by the Company and its subsidiaries.

•	The term “Sanofi” means the Sanofi company, with its registered office at 54 rue La Boétie, 75008 Paris, France, and registered with the Paris Trade and Companies Register under number 395 030 844.

•	The expression “Sanofi group” means the group of companies formed by Sanofi and its subsidiaries (excluding the Group).

The Prospectus describes the Group as it exists after the completion of the reorganization transactions described in Section 7.1 “Description of the Prior Reorganization Transactions” of the Prospectus and after (i) the adoption of the corporate form of a French public limited company (société anonyme) that will take place subject to the approval of Sanofi’s combined annual shareholders’ meeting, to be held on May 3, 2022, of the distribution of EUROAPI shares in the form of a dividend in kind and (ii) the adoption, as of the admission to listing and trading of the Company’s shares on the regulated market of Euronext Paris, of the amendments to the articles of association (statuts) and governance rules described in Chapter 15 “Board practices” and in Section 20.2 “Memorandum and articles of association” of the Prospectus.

A glossary that defines certain terms used in the Prospectus is provided in Chapter 25 “Glossary”.

The market and competitive environment

The Prospectus contains information about the Group’s markets and competitive positions, including information on the size of these markets and the Group’s market share. This information comes from data, statistics, publications, surveys, studies and reports from third-party organizations and professional organizations and/or has been prepared by the Company on the basis of its own estimates and analyses, research, surveys and information coming from these third-party and professional organizations, including IQVIA, PharmaCompass and Boston Consulting Group (which provided the Group with consulting services, including the conduct of research and studies), or from data published by competitors, suppliers and customers of the Group (see Section 1.5 “Third-party information” of the Prospectus). To the Company’s knowledge, such information has been accurately reproduced, and no material fact that would make this information inaccurate or misleading has been omitted. The Company cannot guarantee that a third party using different methods to collect, analyze or calculate data on its business segment would obtain the same results.

Certain information contained in the Prospectus is public information that the Company considers to be reliable, but that has not been verified by an independent expert. The Company and its advisors cannot guarantee that a third party using different methods to collect, analyze or calculate data on its business segment would obtain the same results. The Company makes no commitment and offers no guarantee as to the accuracy of this information. It is possible that this information is erroneous or no longer up to date. The Group makes no commitment to update this information, except if required by applicable legal or regulatory obligations.

Forward-looking information

The Prospectus contains information on the Group’s outlook and areas for development. This information is sometimes identified by the use of the future tense, conditional language or forward-looking terms, such as “consider”, “envision”, “think”, “have the goal”, “expect”, “intend”, “should”, “aim to”, “estimate”, “believe”, “wish”, “could” or, as applicable, the negative form of these same terms, or any other variant or similar terminology. This information is not historical data and should not be interpreted as a guarantee that the facts or data set out will occur. This information is based on data, assumptions and estimates considered reasonable by the Company. It could change or be modified due to the uncertainties related, for example, to the economic, financial, competitive and regulatory environment. In addition, the materialization of certain risks described in Chapter 3 “Risk factors relating to the issuer” and Section 22.2 “Risks relating to the Company’s shares” of the Prospectus could have an impact on the Group’s reputation, activities, financial situation and results and/or its ability to achieve its objectives.

The reader’s attention is drawn to the fact that the achievement of these objectives and forward-looking statements and information on objectives may be affected by known and unknown risks, uncertainties and other factors that could cause the Group’s future results, performance and achievements to differ significantly from those expressed or implied. Therefore, the Group cannot anticipate all the risks, uncertainties or other factors likely to affect its business, their potential impact on its business or the extent to which the materialization of a risk or combination of risks could produce significantly different results from those mentioned in any forward-looking information. It should be noted that none of this forward-looking information constitutes a guarantee of actual results.

Alternative performance indicators and restated financial information

The Prospectus contains Group performance indicators for which disclosure is not required or which do not use a definition set forth by IFRS accounting standards, specifically revenue analyzed by flows, product category and type of sales, gross margin, Core EBITDA, EBITDA and the conversion of Core EBITDA into free cash flow (Core FCF conversion) (see Section 8.1.4 “Main performance indicators” of the Prospectus).

Moreover, the Prospectus provides performance indicators for the years ended December 31, 2021, 2020 and 2019 restated to give investors a better understanding of the Group’s new business model effective as of the date of the Prospectus and its assumption of autonomy from the Sanofi group. The Group presents these performance indicators, restated if applicable, to give investors a better understanding of the changes in its results and the elements that may influence its future results. These indicators and restatements must be used only as instruments of analysis and must not be considered as substitutes for the indicators defined by IFRS accounting standards or a faithful image of past accounts. Therefore, they are not elements that may be substituted for the financial statements approved by the shareholders’ meeting.

Risk factors

Investors are encouraged to read Chapter 3 “Risk factors relating to the issuer” and Section 22.2 “Risks relating to the Company’s shares” of the Prospectus carefully before making any investment decision. The materialization of all or some of these risks could have a material adverse effect on the Group’s reputation, business, financial position, results, or outlook and/or on its ability to achieve its objectives and on the market price of the Company’s shares once they are admitted to trading on the regulated market of Euronext Paris. In addition, other risks that have not yet been identified or that are considered insignificant by the Group as of the date of the Prospectus could also have a material adverse effect.

Rounding

Certain calculated figures (including data expressed in thousands or millions) and percentages presented in the Prospectus have been rounded. Where applicable, the totals presented in the Prospectus may slightly differ from the totals that would have been obtained by adding the exact amounts (not rounded) for these calculated figures.

Websites and hyperlinks

References to any website and the contents of any hyperlinks in the Prospectus do not form part of the Prospectus.

PROSPECTUS SUMMARY

Prospectus approved on March 31, 2022, by the AMF under number 22-076

Section 1 –Introduction
Securities name and ISIN (International Securities Identification Number)

Name of shares: EUROAPI
ISIN Code: FR0014008VX5
Issuer identity and contact information, including its legal entity identifier (LEI)
Company name: EUROAPI (the “Company” and, together with its subsidiaries, the “Group”).
Registration place and number: R.C.S. Paris 890 974 413.
LEI: 9695002FT7GGI3CKKJ14.
Identity and contact information of the competent authority that approved the Prospectus
French financial markets authority—Autorité des marchés financiers (the “AMF”)—17 Place de la Bourse, 75002 Paris, France.
Date of approval of the Prospectus
March 31, 2022.
Notice to the reader
This summary should be read as an introduction to the Prospectus.

Any decision to invest in securities for which admission to trading on a regulated market is sought must be based on a thorough review of the Prospectus by the investor.

Investors may lose all or part of their investment in the Company’s shares in the event of a decline in the Company’s share price. When an action concerning the information contained in the Prospectus is brought before a court, the plaintiff investor may, depending on the national legislation of the Member States of the European Union or parties to the Agreement on the European Economic Area, have to bear the costs of translating the Prospectus before the start of legal proceedings.

The persons who have submitted the summary, including the translation thereof, shall not be liable unless the contents of the summary are misleading, inaccurate or inconsistent when read in conjunction with the other parts of the Prospectus or if it does not provide, when read in conjunction with the other parts of the Prospectus, key information to assist investors when considering an investment in these securities.

Section 2 – Key information about the issuer

2.1	Who is the issuer of the securities?

•  Company name: EUROAPI.

•  Registered office: 15 rue Traversière, 75012 Paris, France.

•  Legal form: French simplified joint-stock company (société par actions simplifiée).

•  Applicable law: French law.

•  Country of origin: France.

Main activities
The Group develops, manufactures, markets and distributes active pharmaceutical ingredients (APIs) and intermediates used in the formulation of medicines for human and veterinary use, both from originators and generics, including all types of molecules in the API market: small molecules (including complex chemical synthesis molecules, biochemistry molecules derived from fermentation and HP-APIs) and large molecules (such as peptides and oligonucleotides). As of December 31,2021, the Group markets its APIs to approximately 530 customers in more than 80 countries. Its customer base includes the majority of the world’s largest pharmaceutical companies (including Sanofi, Boehringer Ingelheim and Alfasigma), generic drug manufacturers (Teva), and animal health products manufacturers (MSD Animal Health, Ceva), consumer health and nutrition products companies (DSM), biotech companies (Mithra, SQY Therapeutics, Rancho Santa Fe and NH Theraguix), CDMOs[2] (Catalent) and distribution companies. The Group, which generated €902.2 million in restated revenue and €892.8 million in consolidated revenue for the year ended December 31, 2021, estimates that, in terms of revenue, it is the world’s leading manufacturer of small molecules and the world’s second-largest manufacturer of APIs (including small molecules and large molecules), as well as the seventh-largest manufacturer in the global CDMO (Contract Development & Manufacturing Organization) market in 2020.[3]

The Group is the result of a reorganization of part of the Sanofi group’s activities in the development, manufacture, marketing and distribution of APIs. With more than 150 years of experience in the API market, the Group is composed of six manufacturing sites and development centers equipped with state-of-the-art technology, all located in Europe (Vertolaye and Saint-Aubin-lès-Elbeuf in France, Frankfurt in Germany, Ujpest in Hungary, Brindisi in Italy and Haverhill in the United Kingdom), and a customer-oriented organization responsible for the commercialization and marketing of its products, with a worldwide reach. As of December 31, 2021, the Group employs around 3,350 full-time equivalent employees (FTEs).

[2]

Refers to the external manufacture for a customer that owns the intellectual property of the APIs manufactured, starting with a phase to develop the production process by the Group or a transfer of the production process to the Group (Contract Development and Manufacturing Organization).

[3]

Source: Company’s estimate based on third-party market research conducted using the annual reports published by the main industrial players in the APIs sector, public databases (including Capital IQ and Orbis) as well as interviews with market experts.

The Group is engaged in the merchant market for APIs, corresponding to the development and production of APIs intended for sale to third parties.

The Group offers its customers (i) a diversified portfolio of about 165 APIs from its third-party sales business, for which the intellectual property is owned by the Group or licensed by the Group and/or is subject to a distribution agreement (the “API Solutions” business), and (ii) development and/or manufacturing services for about 35 APIs, as a CDMO, for which the intellectual property is owned by the Group’s customers (the “CDMO” (Contract Development & Manufacturing Organization) activities). In addition to the sale and development of APIs, the Group also offers a range of high value- added services allowing the Group to meet customers’ business needs and to support them in their regulatory filings. For the year ended December 31, 2021, the API Solutions business and the CDMO activities respectively accounted for 75.1% and 24.9% of the Group’s consolidated revenue.

The Company’s strategy is focused on reinforcing its status as a key player in the small molecules market, both by accelerating the growth of the revenue of its existing API portfolio in its API Solutions business and by encouraging the growing exposure of its portfolio to its CDMO activities, especially by continuing to invest in technology and innovation, as well as the development of its production capacities, and it aims to improve the Group’s operating margin, continue efforts to improve its cash position and engage in a strong environmental and societal commitment by capitalizing mainly on the strong legacy of Sanofi. During the year ended December 31, 2021, the Group’s CDMO activities experienced an upturn, with 23 contracts signed, about 35% of which were with new customers. Since the beginning of 2022, the Group has won three other projects.

Share ownership as of the date of the Prospectus

As of the date of the Prospectus, the sole shareholder of the Company is Sanofi Aventis Participations, a company wholly owned, directly and indirectly, by Sanofi and the Company is controlled by Sanofi.

As of the date of the Prospectus, there are no dilutive instruments relating to the capital of EUROAPI.

Main executives

Mr. Karl Rotthier, Chairman of the Company.

Statutory Auditors

Ernst & Young Audit (Tour First, 1-2, place des Saisons, 92400 Courbevoie – Paris-La Défense 1, France), member of the Versailles and Center regional institute of statutory auditors (Compagnie Régionale des Commissaires aux Comptes de Versailles et du Centre), represented by Pierre Chassagne.

BDO Paris (43 et 47, avenue de la Grande Armée, 75116 Paris), member of the Paris regional institute of statutory auditors (Compagnie régionale des commissaires aux comptes de Paris), represented by Eric Picarle.

2.2	What is the key financial information about the issuer?	Selected financial information from the consolidated income statement
		(€ million)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		Revenue	892.8	944.6	915.8
		Operating income (loss)	(12.8)	(10.8)	(0.5)
		Net income/(loss)	(15.8)	(6.3)	2.5

		Selected financial information from the consolidated balance sheet

		(€ million)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		Total assets	1,618.5	1,601.0	1,576.7
		Total equity	1,011.4	989.3	1,018.1

		Selected consolidated cash flow information
		(€ million)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		Net cash provided by (used in) operating activities	71.5	96.8	34.9
		Net cash provided by (used in) investing activities	(87.9)	(88.3)	(81.2)
		Net cash provided by (used in) financing activities	26.5	(8.4)	46.2

		Main performance indicators
		In order to ensure comparability of key financial indicators, the tables below present restated financial indicators for the Group for the years ended December 31, 2021, 2020 and 2019, to incorporate the effects of EUROAPI’s new business model resulting from the Prior Reorganization Transactions. This business model gives rise to differences with the historical business relationships between the Group and the entities of the Sanofi group, which have a significant effect on the Group’s key financial indicators.

(€ million unless otherwise indicated)	Year ended December 31, 2021		Year ended December 31, 2020		Year ended December 31, 2019
Consolidated revenue by flow and by nature of sales
Revenue from customers other than Sanofi	485.9	54.4%	490.7	51.9%	467.7	51.1%
of which API Solutions	331.0	37.1%	345.3	36.6%	353.7	38.6%
of which CDMO	154.9	17.3%	145.4	15.4%	114.0	12.4%
Revenue from Sanofi	406.9	45.6%	453.9	48.1%	448.1	48.9%
of which API Solutions	339.2	38.0%	371.0	39.3%	384.4	42.0%
of which CDMO	67.6	7.6%	82.9	8.8%	63.7	7.0%
Total revenue	892.8	100.0%	944.6	100.0%	915.8	100.0%
of which API Solutions	670.3	75.1%	716.3	75.8%	738.1	80.6%
of which CDMO	222.5	24.9%	228.3	24.2%	177.7	19.4%
Restated consolidated revenue by flow and by nature of sales(1)
Restated revenue from customers other than Sanofi	459.0	50.9%	453.3	47.5%	429.3	48.1%
of which API Solutions	306.9	34.0%	325.8	34.1%	334.4	37.5%
of which CDMO	152.1	16.9%	127.5	13.3%	94.8	10.6%
Restated revenue from Sanofi	443.2	49.1%	501.6	52.5%	462.4	51.9%
of which API Solutions	369.1	40.9%	418.5	43.8%	400.7	44.9%
of which CDMO	74.0	8.2%	83.1	8.7%	61.6	6.9%
Total restated revenue	902.2	100%	954.9	100.0%	891.6	100.0%
of which API Solutions	676.0	74.9%	744.3	77.9%	735.2	82.5%
of which CDMO	226.2	25.1%	210.6	22.1%	156.5	17.5%
Gross profit		109.1		90.4		87.6
As a % of consolidated revenue		12.2%		9.6%		9.6%
Restated gross profit(1)		153.3		149.8		122.4
As a % of restated revenue		17.0%		15.7%		13.7%
EBITDA(3)		63.2		61.3		58.1
As a % of consolidated revenue		7.1%		6.5%		6.3%
Restated EBITDA(1) (3)		102.8		101.8		75.1
As a % of restated revenue		11.4%		10.7%		8.4%
Core EBITDA(4)		72.2		67.2		71.7
As a % of consolidated revenue		8.1%		7.1%		7.8%
Restated core EBITDA(1) (4)		110.6		107.7		79.9
As a % of restated revenue		12.3%		11.3%		9.0%
Core FCF		(39.3)		6.9		(34.3)
Core FCF conversion(5)		(54.5)%		10.2%		(47.8)%
Restated core FCF(1)		79.8		26.7		—
Restated Core FCF conversion(1)(5)		72.1%		24.8%		—

(1)  The restated financial indicators for the Group for the years ended December 31, 2021, 2020 and 2019, incorporate the effects of EUROAPI’s new business model resulting from the PriorReorganization Transactions.

(2)  Sales of EUROAPI to Sanofi are fully accounted for in the European area. Sales to other customers are broken down by geographical area. Note C.3.2 of the financial statements shows the share of revenue generated in France.

(3)  EBITDA corresponds to operating income (loss) restated for depreciation and amortization (Note B.7 of the financial statements) and net impairment of intangible assets and property, plant and equipment (Note B.8 of the financial statements).

(4)  Core EBITDA is a monitoring indicator for the underlying performance of the business after restatement for certain expenses and/or income that do not reflect the Group’s operating performance. Core EBITDA thus corresponds to EBITDA restated for restructuring costs and similar items (excluding depreciation and write-downs), allocations net of reversals of unutilized provisions for environmental risks, and other items not representative of the Group’s current operating performance or related to the effects of acquisitions or disposals. EUROAPI considers that the exclusion of these items allows investors to better understand the underlying economic performance of the Group, considering that the exclusion of these items better reflects the current operating performance of the company. Restructuring costs and similar items are detailed in Note D.18 of the Group financial statements, and allocations net of reversals of unutilized provisions for environmental risks in Note D.10.

(5)  Core FCF conversion corresponds to the ratio between (i) cash flow generated by (used in) operating activities less “acquisitions of property, plant and equipment and intangible assets” (see statement of cash flow in the financial statements), and adjusted for “net change in other current assets and other current liabilities”, “current taxes” (see Note D.20 to the financial statements) and cash inflows and outflows relating to Core EBITDA restatements (this involves restructuring and similar costs, and expenses relating to environmental provisions for historical periods), and (ii) Core EBITDA.

On February 22, 2022, the Group entered into a revolving credit facility agreement (the “RCF Loan Agreement”) for an amount of €451 million, which may be drawn down as of the initial listing of the Company’s shares on the regulated market of Euronext Paris (“Euronext Paris”).

On February 23, 2022, the Company carried out a €83,179,000 capital increase, fully subscribed by Sanofi Aventis Participations and paid for in cash at a unit subscription price of €20.79. This price is not indicative of the market price of the Company’s shares following their admission to trading on Euronext Paris.

2022 outlook

For the year ending December 31, 2022, the Group expects:

•  consolidated revenue of approximately €1 billion, including 25% to 30% in the CDMO activities, and a decreased dependence on Sanofi in terms of percentage of revenue;

•  a Core EBITDA margin equal to or greater than 14%.

The outlook for the year ending December 31, 2022, is based on several assumptions, including an uneven distribution of revenue between the first and second half of the year ending December 31, 2022, and within each period, with a heavier distribution in the second half.

The Group is also targeting a ratio of capital expenditures to revenue of around 12% in 2022. The Company does not expect to distribute dividends for the year ended December 31, 2021.

2022–2025 objectives

The Group’s objectives for the 2022-2025 period include:

•  reaching an average annual growth rate in its revenue, on the basis of the restated revenue recorded over financial year 2021, of between 6% and 7% for the 2021-2025 period;

•  generating approximately 35% of its revenue from the CDMO activities by 2025 due to this activity having greater than market growth through 2025; and

•  reducing the relative weight of Sanofi in the Group’s total revenue with the goal of reducing it to around 30% to 35% of its consolidated revenue by 2025, primarily through greater-than-market growth in sales to other customers.

An inventory reduction program, which has been initiated, will have the effect of lowering inventories to a level equivalent to approximately five months’ revenue in 2025, but will have a negative impact on the short-term margin.

The Group also aims to achieve a Core EBITDA margin (which corresponds to the ratio of Core EBITDA to revenue) of more than 20% by 2025 (compared to a restated Core EBITDA margin of 12.3% in 2021), primarily driven by (a) a better absorption of the fixed cost structure of its production costs through increased volumes to customers other than Sanofi, (b) a positive product mix resulting from the increase (i) in its presence in the most differentiated and most complex APIs and (ii) the relative weight of CDMO activities in the Group’s total revenue and (c) the optimization of its sales costs with a reduction on the order of 2% per year by 2025. The Group also intends to maintain a ratio of net financial debt/Core EBITDA of less than or equal to a factor of three over the period from 2022 to 2025.

Over the 2022-2025 period, the Group intends to invest around €510 million, approximately 50% in performance and growth investments and around €230 million on Group sites in France. The Group is also targeting a ratio of capital expenditures to revenue of around 10% in 2025.

In addition, the Group also aims to achieve a Core FCF conversion ratio of between 50% and 53% by 2025.

2.3	What risks are specific to the issuer?	The principal risks and uncertainties relating to the Company, the Group and its business and to any investment in the Company’s securities are set out below:

Risks related to the Group’s business sector

Risks related to the international nature of Group activities and to health crises (such as the COVID-19 pandemic) as well as to geopolitical or macroeconomic instability (such as trade conflicts, embargoes, sudden changes in customs duties, or armed conflicts, such as the current conflict in Ukraine).

Risks related to Group activities

•  Risks related to the operation of industrial chemical and pharmaceutical production sites in several European countries, including five hazardous facilities classified as “SEVESO”, and to the use of substances classified as dangerous to human health and/or the environment, such as flammable solvents, hydrochloric acid and hydrofluoric acid;

•  Risks related to supply difficulties (such as supplies for the manufacture of Sevelamer or Olmesartan, a significant portion of which is provided by a single supplier due to the very high concentration of production in this sector), the cost of raw materials and energy, and relations with certain suppliers and subcontractors;

•  Risks related to Group investments, including maintenance and compliance investments to ensure continuous compliance of the Group’s production sites with applicable regulatory and environmental standards and performance and growth investments to improve and/or increase its API production and development capacities.

•  Risks related to the demand for the Group’s products and services that depend, for example, in the context of its CDMO activities, on its ability to maintain a high level of compliance with applicable regulations and to successfully pass inspections by health regulatory authorities or audits performed by customers on its production sites.

•  Risks related to the development, marketing or launch of new products manufactured by the Group on its behalf or on behalf of its customers, which could be affected by the following factors: (i) the development, testing and manufacturing of products in accordance with regulatory and quality standards within a reasonable timeframe, (ii) the obtaining and maintenance of regulatory approvals within a reasonable timeframe, (iii) the availability of raw materials and other key elements/components on reasonable commercial terms, (iv) unforeseen costs resulting from new regulatory standards such as those related to mutagenic impurities or changes in raw material costs, (v) delays due to the limited resources of regulatory authorities, (vi) costs imposed by compliance with environmental standards, (vii) the inherent attrition of projects in the clinical development phase or (viii) the failure or delay of the Group’s customers to develop or market their products using the APIs manufactured by the Group.

•  Risks related to the dependence of certain Group sites on the performance of some major products that generate a significant proportion of their sales, which could be affected in particular by major product liability litigation, production and/or quality problems, supply problems, the loss of markets by the Group’s customers or the replacement of one of these products by that of a competitor deemed to be more efficient, or situations of over-capacity or underutilization of production capacity at certain Group sites.

Risks related to the separation of the Group’s activities from the rest of the Sanofi group’s activities and the Group’s structural organization

•  Risks related to the influence exerted on the Company’s business and strategy by Sanofi, which represented 45.6% of the Group’s consolidated revenues for the year ended December 31, 2021 and with which the Group has entered into an agreement for the manufacture and supply of APIs, intermediates and other substances, with effect from October 1, 2021 (expiring five years after the loss of control by Sanofi resulting from the Distribution in Kind), and which will remain the principal shareholder of the Company after completion of the Distribution in Kind and the Investment, and could have a determining influence on the Group’s strategic decisions; in addition, the RCF Loan Agreement provides for an event of early repayment and/or cancellation in the event that Sanofi ceases to hold, directly or indirectly, at least 15% of the share capital and voting rights of the Company and ceases to hold, directly or indirectly, the right to appoint or remove a member of the Board of Directors of the Company;

•  Risks related to difficulties or delays in setting up the structures, in particular internal controls and appropriate IT systems, necessary for the proper functioning of the Group, enabling it to become operationally independent from the Sanofi group and/or which may lead to the discovery of weaknesses that could result in hitherto unidentified difficulties, such as difficulty in producing financial statements in a timely manner or the impossibility of preventing or detecting all errors and/or instances of fraud.

Legal and regulatory risks

•  Risks related to liability for the Group’s products containing APIs used in the composition of drugs for human use, which could expose it to risks related to the incurrence of liability, in particular liability for products that do not comply with regulations;

•  Risks related to environmental and safety regulations and environmental liabilities that may require the Group to incur significant costs to remain in compliance with applicable legal and regulatory obligations, including indemnification or remediation obligations relating to environmental pollution or contamination, the release of hazardous substances and/or personal injury caused by such substances relating to the Group’s sites.

Section 3 – Key security information
3.1	What are the main characteristics of the securities?

The securities of the Company for which admission to trading on Euronext Paris is sought are all of the 94,026,888 ordinary shares comprising the share capital of the Company, each with the same nominal value, fully subscribed and paid-up and of the same class (ISIN Code: FR0014008VX5) (the “Existing Shares”). The admission of the Existing Shares is subject to the approval by Sanofi’s shareholders meeting, to be held on May 3, 2022, of the amendment of Sanofi’s articles of association in order to allow, among other things, the Distribution in Kind and the Distribution in Kind.

Currency, name and number of securities issued

Currency: Euro.

Name of shares: EUROAPI.

As of the date of the Prospectus, the nominal value per ordinary share is equal to €1.

Rights attached to the shares

Pursuant to French law and to the Company’s articles of association, governing the Company as of the initial listing of its shares, the main rights attached to the Company’s shares shall be as follows: (i) the right to dividends and the right to share in the Company’s profits, (ii) the right to participate in shareholders’ meetings, (iii) the right to vote, it being specified that the double voting rights provided for in Article L.225-123 of the French Commercial Code (Code de commerce) are expressly excluded, (iv) the preferential subscription rights for securities of the same class, and (v) the right to a share of any surplus in the event of liquidation.

Relative ranking of securities in the issuer’s capital structure in the event of insolvency

Not applicable.

Restriction imposed on the free negotiability of shares

There is no clause in the articles of association limiting the free negotiability of the shares comprising the Company’s share capital.

Dividend policy

The Company intends to focus, in the short and medium term, on reinvesting the cash flows generated by its business to support its growth strategy. As a result, the Company does not expect to distribute dividends before 2025 for the year ending December 31, 2024.

Subject to potential acquisitions and/or strategic investments intended to support its growth strategy, the Company intends to adopt a progressive dividend policy in the longer term with the goal of a dividend pay-out rate within the range of the rates of its main European peers operating in the CDMO segment at the time.

3.2	Where will the securities be traded?	The admission of the 94,026,888 Existing Shares is sought on Euronext Paris (compartment A). No other application for admission to trading on a regulated market has been made by the Company.

3.3	Are the securities guaranteed?	Not applicable.

3.4	What are the main risks specific to the securities?

The principal risks and uncertainties relating to the Company and to any investment in the Company’s securities are set out below:

•  the Company’s share price may be affected by significant volatility in particular, in the event of a significant change in the share price after the admission of the Company’s shares to trading on Euronext Paris in relation to the technical reference price, which will be published by Euronext Paris prior to the first listing of the Company’s shares for the purpose of setting the reservation thresholds at the opening of the first trading session and calculating the day’s performance of the EUROAPI share;

•  a liquid market for the Company’s shares may not develop or last over time;

•  the sale of a significant number of the Company’s shares after their distribution through the Distribution in Kind, or the possibility of such a sale period, could have a material adverse effect on the market price of the Company’s shares.

Section 4 – Key information on admission to trading on a regulated market
4.1	Under what conditions and according to what schedule can I invest in this security?

Terms and conditions of the Distribution in Kind

The distribution by Sanofi to its shareholders (other than Sanofi itself and holders of shares issued upon the exercise of Sanofi stock options since January 1, 2022) of the Company’s shares will take the form of a dividend in kind at the ratio of one (1) EUROAPI share per twenty-three (23) Sanofi shares (the “Distribution in Kind”).

The Distribution in Kind will be submitted for approval to the combined annual shareholders’ meeting of Sanofi (ruling in an ordinary manner) to be held on May 3, 2022. Sanofi shareholders will be asked to vote on the payment of an ordinary cash dividend of €3.33 per share (for a total amount of €4,070,763,885.50) (the “Ordinary Dividend”) and on the Distribution in Kind. It will be carried out subject to the approval by that same meeting (ruling in an extraordinary manner) of amendments to Sanofi’s articles of association to introduce the ability for the shareholders’ meeting to decide, for all or part of a dividend distribution (or distribution of other interim dividends, reserves or premiums, etc.), that this distribution be made in kind through the delivery of company assets, including financial securities, with our without a cash option.

Provisional calendar for the Distribution in Kind
		March 25, 2022	Publication in the French Journal of Mandatory Legal Notices (Bulletin des annonces légales obligatoires “BALO”) of the notice of Sanofi’s combined annual shareholders’ meeting.

		March 30, 2022	Decision of the sole shareholder to transform the Company into a French public limited company (société anonyme) subject to the condition precedent of a positive vote by Sanofi’s shareholders on the Distribution in Kind.

		March 31, 2022	AMF visa on the Prospectus.

		April 1, 2022	Sanofi’s Capital Markets Day dedicated to the Company.

		April 11, 2022	Publication in the BALO of the notice of Sanofi’s combined annual shareholders’ meeting.

		April 29, 2022	Publication by Euronext Paris of a notice concerning the Distribution in Kind. Publication by Euronext Paris of a notice concerning the admission of EUROAPI shares.

		May 3, 2022	Sanofi’s combined annual shareholders’ meeting.

		May 5, 2022	Publication by Euronext Paris of a notice concerning the technical reference price of EUROAPI shares.

		May 6, 2022	Ex-dividend date for Sanofi’s ordinary cash dividend and dividend in kind (the “Ex-Dividend Date”)

Delivery of the EUROAPI shares allocated as a dividend in kind to the centralizing agent (BNP Paribas Securities Services).

Admission of EUROAPI shares to trading on Euronext Paris.

		May 9, 2022	Date of identification of shareholders eligible to receive the Distribution in Kind (record date) taking into account the orders executed until May 5, 2022, included.

		May 10, 2022	Payment of the Ordinary Dividend. Payment of the Distribution in Kind (delivery and registration of the EUROAPI shares allocated in respect of the Distribution in Kind) (the “Payment Date”).

		June 17, 2022	Settlement and delivery of the EUROAPI shares sold by Sanofi in connection with the Investment.
Terms and conditions of the Distribution in Kind
54,420,337 Company shares, representing approximately 58% of the Company’s share capital will be distributed by Sanofi to its shareholders (other than Sanofi itself and holders of shares issued upon the exercise of Sanofi stock options since January 1, 2022) pro rata to their equity interest in Sanofi’s capital at the ratio of one (1) EUROAPI share per twenty-three (23) Sanofi shares.

		Fractional share rights will not be tradable or transferable. When the amount of the distribution of the dividend in kind to which a Sanofi shareholder is entitled does not correspond to a whole number of EUROAPI shares (i.e., holding less than twenty-three (23) Sanofi shares or a multiple of twenty-three (23)), the shareholder will receive the immediately lower number of EUROAPI shares, plus a cash payment for the whole of the balance arising from the price at which EUROAPI shares corresponding to fractional shares were sold. After May 5, 2022, investors will no longer be able to acquire Sanofi shares that are eligible for the Distribution in Kind. As a result, shareholders holding fewer than twenty-three (23) Sanofi shares as of May 9, 2022 (i.e., after taking into account the orders executed during the day of May 5, 2022 for which settlement will take place on May 9, 2022), will receive only a cash payment.

		Amount and percentage of dilution immediately resulting from the Distribution in Kind
		Not applicable.
		Shareholding following the Distribution in Kind and the Investment
		Following the Distribution in Kind and the Investment, the Company’s shareholding structure will be as follows:
		Shareholder	Number of shares	% of share capital	Number of voting rights	% of voting rights
		Sanofi Aventis Participations(1)	28,323,325	30%	28,323,325	30%
		EPIC Bpifrance(2)	11,283,226	12%	11,283,226	12%
		Public	54,420,337	58%	54,420,337	58%
		TOTAL	94,026,888	100%	94,026,888	100%

(1)  The shareholding of Sanofi Aventis Participations in this table does not yet reflect the acquisition by Karl Rotthier, who will be appointed Chief Executive Officer of the Company after its transformation into a French public limited company (société anonyme), of shares in the Company for an amount of 360,000 euros under the “co-investment” plan.

(2)  Acting on behalf of the French State within the framework of the French Tech Sovereignty Convention (Convention French Tech Souveraineté).

EPIC Bpifrance, acting on behalf of the French State under the French Tech Sovereignty Convention (Convention French Tech Souveraineté) of December 11, 2020, as amended, has undertaken to acquire from Sanofi a number of shares representing 12% of the Company’s share capital, at a price equal to the lower of (i) the volume-weighted average price of the Company’s shares over a period of 30 consecutive trading days as of the Ex-Dividend Date and (ii) €150 million (the “Investment”).

		Estimated total expenses related to the transaction
		Expenses related to the admission of the Company’s shares to trading on Euronext Paris are not borne by the Company.

		Expenses invoiced to the investor by the Company
		Not applicable.

4.2	Why was this prospectus prepared?	The Company’s initial listing is part of Sanofi’s “Play to Win” simplification project. Its purpose is to create the conditions for EUROAPI to enhance its status as a partner of choice for all pharmaceutical and biotechnology companies, and to achieve greater independence and visibility so that it can become a global leader in the production of APIs.

		Proceeds from the sale of the shares sold to the selling shareholder
		Sanofi alone will receive the proceeds from the sale of the EUROAPI’s shares sold in connection with the Investment.

		Underwriting Agreement

		Not applicable.

		Intentions to subscribe

		Not applicable.

		Main conflicts of interest related to the Distribution in Kind or the admission to trading
		BNP Paribas, BofA Securities Europe SA, J.P. Morgan SE, Crédit Agricole Corporate and Investment Bank, Deutsche Bank Aktiengesellschaft, Natixis and Société Générale, acting as ECM advisors (the “ECM Advisors”) in the context of the Distribution in Kind, and/or some of their affiliates, have rendered and/or may render in the future various banking, financial, investment, commercial or other services to the Company or to the companies of the Group, or to their shareholders, affiliates, or corporate officers, for which they have received or may receive compensation. The ECM advisors may also act as guarantors in connection with any bank financing that the Company may put in place. In this regard, the RCF Loan Agreement was entered into with a syndicate of international banks composed by the ECM Advisors.

		Undertaking by the Company not to issue new securities
		180 calendar days following the Payment Date, subject to certain customary exceptions.

		Lock-up undertaking by Sanofi Aventis Participations
		As of the Payment Date and for a period of 24 months following the settlement and delivery date of the EUROAPI shares sold by Sanofi in connection with the Investment, subject to certain customary exceptions.

		Lock-up undertaking by the Investor
		24 months following the settlement and delivery date of the shares of EUROAPI transferred by Sanofi in the context of the Distribution in Kind, subject to certain customary exceptions.

Lock-up undertaking by L’Oréal

365 calendar days following the Payment Date, subject to certain customary exceptions.

Lock-up undertaking of Mr. Karl Rotthier, Chief Executive Officer of the Company

365 calendar days following the Payment Date, subject to certain customary exceptions.

1.	PERSONS RESPONSIBLE, THIRD-PARTY INFORMATION, EXPERT’S REPORTS AND COMPETENT AUTHORITY APPROVAL

1.1	Person responsible for the Prospectus

Mr. Karl Rotthier, Chairman of the Company.

1.2	Declaration of the person responsible for the Prospectus

[INTENTIONALLY OMITTED]

1.3	Sanofi’s declaration

[INTENTIONALLY OMITTED]

1.4	Expert’s reports and declarations of interest

None.

1.5	Third-party information

The Prospectus contains statistics, data and other information about the markets, the size of the markets, market share, competitive positions and other market data relating to the Group’s business activity and its markets (see, in particular, Chapter 6 “Business overview” of the Prospectus). This information comes from multiple sources from third parties and publicly available information (see general comments of the Prospectus).

To the Company’s knowledge, such information has been accurately reproduced, and no fact that would make this information inaccurate or misleading has been omitted. However, the Company cannot guarantee that a third party using different methods to collect, analyze or calculate data on the business segment would obtain the same results.

1.6	Approval from the competent authority

[INTENTIONALLY OMITTED]

1.7	Person responsible for the financial information

Antoine Delcour

Chief Financial Officer

Address: 15 rue Traversière, 75012 Paris, France

Telephone: +33 (0) 1 89 20 62 00

Email: global_euroapi@euroapi.com

2.	STATUTORY AUDITORS

2.1	Statutory auditors

Ernst & Young Audit

Member of the Versailles and Centre regional institute of statutory auditors (Compagnie Régionale des Commissaires aux Comptes de Versailles et du Centre)

Represented by Mr. Pierre Chassagne

Tour First

1-2, place des Saisons,

92400 Courbevoie – Paris-La Défense 1

Appointed by decision of the sole shareholder on October 1, 2021, for a term of six financial years, i.e., until the shareholders’ meeting called to approve the financial statements for the year ending December 31, 2026.

BDO Paris

Member of the Paris institute of statutory auditors (Compagnie Régionale des Commissaires aux Comptes de Paris)

Represented by Mr. Eric Picarle

43 and 47, Avenue de la Grande Armée,

75116 – Paris

Appointed by decision of the sole shareholder on March 18, 2022, for a term of six financial years, i.e., until the shareholders’ meeting called to approve the financial statements for the year ending December 31, 2027.

2.2	Alternate statutory auditors

Pursuant to the provisions of Article L. 823-1 of the French Commercial Code, the Company has not appointed alternate statutory auditors for Ernst & Young Audit and BDO.

3.	RISK FACTORS RELATING TO THE ISSUER

Investors are encouraged to review all of the information contained in this Prospectus, including the risk factors described below. These risks were identified and assessed using a risk mapping framework developed and reviewed at Group level in 2021. As of the date of the Prospectus, these risks are those the Company considers to be likely to have a material adverse effect on the Group or its business, financial position, results or outlook, and to be important when making an investment decision. In such an event, the market price of the Company’s shares could decline and the investor could lose all or part of the sums invested in the Company’s shares. Nevertheless, investors are reminded that the list of risks presented in this Chapter 3 “Risk factors relating to the issuer” of the Prospectus is not exhaustive and that other risks may exist or occur. These include risks that are currently unknown or whose occurrence is not considered, as of the date of the Prospectus, to be likely to have a material adverse effect on the Group or its business, financial position, results or outlook or the Company’s share price.

In the context of the provisions of Article 16 of Regulation (EU) 2017/1129 of the European Parliament and of the Council, as amended, the main risks presented in this chapter are the ones that may, as of the date of the Prospectus, affect the business, financial position and reputation, results or outlook of the Group, as identified in particular in the context of the development of the mapping of the Group’s major risks, which assesses their net criticality, i.e., their severity and probability of occurrence, after taking into account the action plans put in place. The Company has synthesized these risks into five categories presented below in no particular order of importance. Within each risk category mentioned below, the risk factors that the Company considers to be the most significant as of the date of the Prospectus are marked with an asterisk (*) and listed first.

3.1	Risks related to the Company’s business sector

3.1.1	Risks related to the international nature of the Group activities and to health crises and to geopolitical or macroeconomic instability*

The Group sells and markets its active pharmaceutical ingredients (APIs) in more than 80 countries. During the year ended December 31, 2021, the Group generated 82.5% of its consolidated revenue in Europe,4 10.1% in Asia-Pacific, 6.5% in North America and 0.8% in the rest of the world. The international nature of its business exposes it to the direct and indirect consequences of health crises, epidemics or pandemics and changes or geopolitical or macroeconomic crises such as trade conflicts, embargoes and sudden changes in customs duties or armed conflicts (such as the ongoing conflict in Ukraine).

A health crisis or pandemic (such as the COVID-19 pandemic) may expose the Group to a slowdown or temporary manufacturing suspension of its products, in particular in the event of a significant reduction in its workforce as a result of a change in the health and safety rules in the production sites, which could lead to a disruption of the production cycle. The maintenance or extension of the restrictive measures put in place by various countries to control the COVID-19 pandemic could also lead to delays or disruptions in production and interruptions in the Group’s supply chain (see Sections 3.2.1 “Risks related to the operation of industrial sites” and 3.2.2 “Risks related to supply difficulties, raw material and energy costs, and relationships with certain suppliers and subcontractors” of the Prospectus).

The measures which have been implemented in some countries to restrict access to local inventories of certain Group products may also have a negative impact on the Group’s revenue. For example, in Hungary, where the Group owns a site in Ujpest that produces hydroxychloroquine, the local government introduced measures in March 2020 to temporarily prohibit the export of this molecule, as well as certain medicines containing this API, to certain countries. These restrictions had an impact on the product supply chain and resulted in a temporary delay in sales while the therapeutic benefits of hydroxychloroquine in the COVID-19 pandemic was being evaluated.

[4]

The Group’s sales with the Sanofi group are fully accounted for in France, regardless of the country of destination of the products, while sales to Group customers other than Sanofi are allocated to the respective geographical areas.

The consequences of the COVID-19 pandemic may also have a negative impact on the business of the Group’s customers, due in particular to a change in COVID-19-related patient therapeutic needs. During the year ended December 31, 2020, due to the lack of transparency concerning the spread of the COVID-19 pandemic, pharmaceutical companies built up inventories of APIs that were not fully used due to the decrease in certain infectious diseases resulting from governmental protective measures taken to contain the spread of the pandemic, as well as delays in certain treatments that were considered to be non-essential. For example, the Printinamycin produced at the Vertolaye and Saint-Aubin-lès-Elbeuf sites in France, which mainly affects certain bacterial diseases and pneumonias whose prevalence decreased during the COVID-19 pandemic, saw a decrease in its sales of €17 million (37.6%), on a restated basis, during the year ended December 31, 2021. Pristinamycin sales represented 3.4% of the Group’s restated revenue for the year ended December 31, 2021. The Group estimated that the COVID-19 pandemic contributed to a decrease in revenue of approximately €29 million for certain products compared to the year ended December 31, 2020. Similarly, delays in clinical trials by Group customers due to restrictions on access or use of the affected sites and/or delays or disruptions related to regulatory approvals could slow the demand for certain of the Group’s products, particularly in Contract Development and Manufacturing Organization (CDMO5) activity, and therefore have a significant impact on the Group’s revenue.

Geopolitically, certain changes in international relations, including the introduction of new sanctions and/or restrictions on international trade, tensions or armed conflicts, particularly in Eastern Europe, such as the ongoing conflict between Ukraine and Russia, and other emerging markets, may have a significant effect on the Group.

In the event of a significant deterioration in economic conditions, particularly as a result of geopolitical instability, affecting the growth of the pharmaceutical market in certain countries or emerging economies, the Group’s business could be materially affected due to a decline in demand (see also Section 3.2.12 “Risks relating to cost reduction initiatives and changes in the reimbursement practices of health administrative authorities” of the Prospectus)

The occurrence of such events and their consequences in one or more countries that are significant to the Group could have a negative impact on the Group’s business, revenue, operating income and outlook.

3.1.2	Risks related to competition in the markets in which the Group operates

The Group operates in an especially competitive market. Its main competitors are manufacturers of APIs as well as other players specialized in custom synthesis of complex chemical synthesis molecules, biochemistry molecules derived from fermentation, highly potent molecules (“HP-APIs”) and large molecules.

Revenue from the activity of selling APIs to third parties for which the intellectual property is held by the Group or licensed by the Group and/or covered by a distribution agreement (the “API Solutions” activity) represented approximately 75.1% of the Group’s consolidated revenue for the year ended December 31, 2021. The APIs marketed by the Group as part of its API Solutions business are subjected to intense competition from companies operating in countries with low production costs, such as India and China. The Group is also exposed to competition from certain players who could reduce their prices and/or increase their production capacities to increase their market share, which could lead to an increase

[5]

An external manufacturing project for a customer that owns the intellectual property of the API being manufactured, which starts with the development of the production process by the Group or the transfer of the production process to the Group, is considered as CDMO activity. Some of these projects do not include a development phase, and in such cases the Group focuses on the manufacturing phase. The Group therefore describes this activity, which includes both types of business relationships, as “CDMO”.

in supply and a decrease in price levels in the corresponding markets. Such aggressive business or pricing strategies by competitors could have the effect of reducing the Group’s market share. As a result, the Group could be forced to lower its prices to maintain its market share, which could have a negative impact on its margin levels. It may also fail to anticipate or adapt within a reasonable time to price decreases in some of its markets, which could result in loss of customers and lower revenue.

Revenue from CDMO activities accounted for 24.9% of the Group’s consolidated revenue for the year ended December 31, 2021. As part of its CDMO activities and in view of the Group’s ambition to reorient its portfolio toward CDMO activities, which represents a strategic market (see Section 6.4.2 “Capitalize on innovation and development to accelerate the reorientation of the portfolio toward CDMO activities, particularly in the peptide and oligonucleotide segment” of the Prospectus), the Group is exposed to strong competition to win development and marketing agreements for the more promising molecules. It may not be able to attract new customers, negotiate satisfactory contract terms, identify the right development programs or conduct process development and industrialization studies for new products targeted by the Group. Competitors of the Group could also launch new products or services that offer better alternatives than those proposed by the Group. They could also seek to increase their production capacity, which could result in increased competition in the Group’s markets and force the Group to lower its prices to retain its market share. For example, CordenPharma completed the construction of a new production unit in July 2020 that will enable it to manufacture batches of 400 kilograms of long and complex peptides, whereas Bachem announced a project in September 2021 to build a new peptide and oligonucleotide production site in Switzerland, and in August 2021, WuXi announced the construction of an API manufacturing and packaging site in Delaware (USA), which is scheduled to open in 2024. The occurrence or intensification of such events could have a material adverse effect on the Group activities, financial position and results.

In addition, the Group’s business sector, which is still composed of very diverse actors, has undergone a recent movement toward consolidation and integration, both in its API Solutions business and in its CDMO activities, which could reduce the Group’s market share or opportunities. For example, Piramal acquired Hemmo Pharmaceuticals in April 2021 to add new capacities to its portfolio for the development and manufacture of synthetic peptide APIs. After the sale by Eurazeo of its interest in Seqens to SK Capital partners, Seqens and Wavelength Pharmaceuticals were merged at the end of February 2022 to combine their product and technology portfolios with their respective know-how in the development and production of APIs and intermediates, and in September 2021, PharmaZell announced the proposed acquisition of Novasep to combine their respective expertise in the manufacture of APIs and CDMO, while Mylan, a leading manufacturer of APIs, and Upjohn, a subsidiary of the Pfizer Group specializing in generic drugs, merged in November 2020. The continuation or intensification of this trend could increase competition or alter the competitive landscape of the Group’s business sectors. If the Group were not able to take part in this trend, it could have a negative impact on its market share, revenue and/or profitability.

In addition, some of the Group’s competitors may, due to their size or current or future margins, have greater resources to invest in research into technologies to manufacture new, alternative or emerging APIs. The Group may not succeed in improving its margins or in reaching margin levels equivalent to those of some of its competitor. Due to this difference, the Group may not be in a position to generate sufficient profits and deliver its strategic plan, which could have an impact on its investment capacity.

The occurrence of these events could have a material adverse effect on the Group’s business, financial position and results.

3.2	Risks related to the Company’s activities

3.2.1	Risks related to the operation of industrial sites*

The Group operates industrial chemical and pharmaceutical production sites in several countries in Europe, of which five are classified as “SEVESO” hazardous sites (as defined by Directive 2012/18/EU of 4 July 2012 on the control of major-accident hazards involving dangerous substances, the “SEVESO Directive”), including three classified as SEVESO “high-threshold” sites in Vertolaye, Frankfurt and Ujpest and two classified as SEVESO “low-threshold” SEVESO sites in Saint-Aubin-lès-Elbeuf and Brindisi. In addition, in the course of the manufacture of its products, it uses and has in the past used substances classified as hazardous to human health and/or the environment, such as flammable solvents, hydrochloric acid and hydrofluoric acid. The hazardous nature of the substances and mixtures used and manufactured and of the manufacturing processes may cause accidents or incidents (fire, pollution, accidental releases, etc.) that harm people, property or the environment both within the Group’s facilities and in their vicinity or during the transport of the various finished products or raw materials. Such accidents or incidents may result in unforeseen business interruptions, total or partial shutdown of facilities, where appropriate, or may cause environmental pollution or have consequences for the health of Group employees and/or third parties.

Such accidents or incidents could expose the Group to administrative (including, if applicable, the withdrawal of operating licenses) and/or judicial procedures directed against the operating company and, where appropriate, its officers, initiated by the authorities and/or by potential victims (especially if such accidents or incidents occurred on sites operated by the Group near urban centers). For example, exceedances of the applicable limit values observed in the aqueous discharges of the Saint-Aubin-lès-Elbeuf site has resulted in the initiation of administrative and other proceedings and will require making investments to correct it. The administrative and/or criminal liability of the Group and, where appropriate, the criminal liability of its officers could be incurred, and the Group could be required to pay financial penalties or experience the temporary shutdown of a production line or site and, under certain conditions, its closure. Claims for damages to the victims could be made in various jurisdictions as well. The occurrence of one or more such events could have an adverse effect on the business, financial position, reputation, results and outlook of the Group.

Even in the absence of any accidents or incidents, it cannot be excluded that (i) remediation work is required and (ii) in the light of legislative or legal developments or changes in scientific knowledge, a claim against the Group may be sought after the fact by authorities or third parties and/or employees who may have been exposed to chemicals used by the Group.

In addition, technical difficulties may arise in the production process or at the product preparation or delivery stage or in the performance of the Group’s services as a result of events such as malfunctions of the equipment or manufacturing processes used by the Group or technical failures. For example, for the production of vitamin B12, which uses biological processes and industrial fermentation techniques, it is important to ensure good control of the process by limiting external contamination. This approach extends to the fermentation and extraction operations of the main API. In 2021, a contamination in the vitamin B12 isolation process significantly slowed down production and resulted in volume losses of approximately 700 kilograms for pharmaceutical vitamin B12. Improved cleaning of the vitamin B12 fermentation and extraction systems is underway at the Saint-Aubin-lès-Elbeuf site. It was also decided to repair and renovate the sewers at the Brindisi site in order to improve and secure the collection and treatment of waste and wastewater.

Similar difficulties could arise from natural disasters (such as floods, earthquakes, hurricanes). For example, the Group’s sites in Brindisi, Italy, and Vertolaye, France, are exposed to earthquake risks, while the site in Saint-Aubin-lès-Elbeuf, located near the Seine, is exposed to flooding risks and was temporarily closed in June 2016 due to severe flooding of the Seine. The occurrence of a natural disaster could disrupt the functioning of one of these sites and have a negative impact on the production of certain products important to the Group, such as Rifampicin, Spiramycin and Teicoplanin (Brindisi), Prednisolone and Trenbolone (Vertolaye) or vitamin B12 and Pristinamycin (Saint-Aubin-lès-Elbeuf, France).

The occurrence of such events could also have an impact on the production of a batch, a series of specific batches or even on production as a whole and result in an increase in production costs due to expenses related to restoration and/or compliance with standards, loss of revenue related to disrupted or interrupted production or a deterioration of the relationship with customers affected by the supply difficulties, which could result in the Group’s liability and the obligation to pay compensation to these customers. The Group could be compelled to devote resources and time to seek out the circumstances that caused such events, which would result in an interruption of production for the products and/or sites affected and the possible loss of other batches or products, which could adversely affect the Group activities.

The occurrence of these risks could have a material adverse effect on the Group’s financial position, reputation, results and outlook.

3.2.2	Risks related to supply difficulties, raw material and energy costs, and relationships with certain suppliers and subcontractors*

•	Supply and raw materials

The Group’s manufacturing processes depend on the availability of the raw materials used in its business, including synthetic intermediates and solvents. For the year ended December 31, 2021, the Group’s top ten suppliers of raw materials represented 6.4% of its consolidated revenue and 31% of its raw materials expenditures.

Although the Group sources from several third-party suppliers, some raw materials and supplies come from either a very limited number of suppliers or from single suppliers due to considerations related to the API manufactured, quality, expertise or constraints resulting from regulatory requirements. This is the case especially with supplies relating to the manufacture of Sevelamer or Olmesartan, a significant portion of which is provided by a single supplier due to the very high concentration of production in this sector. Furthermore, all of the alkaloids marketed by Francopia, a subsidiary of the Company, as well as the salts derived from vitamin B12, have one or more production steps carried out exclusively at a Sanofi group site. Dependence on a limited number of third-party suppliers exposes the Group to changes in supply prices or in the availability, quality or delivery times of the raw material or services in question. In the event that one or more of third-party suppliers were unable to supply, within a reasonable timeframe or under satisfactory conditions, certain raw materials or sufficient quantities of certain raw materials or other products or processing services for alkaloids and vitamin B12 salt derivatives, the Group could be forced to search for alternative sources of supply or to stop production of certain products, which could have an adverse effect on the Group’s business, financial position and operating results.

In addition, increased energy costs, such as for gas and electricity, or supply difficulties could force some Group suppliers to increase their prices, particularly for commodities (such as sugar, natural grain derivatives, acids or nitrogen), solvents and/or organic intermediates, or to suspend all or part of their activity. Such a situation could have an impact on the Group’s ability to source raw materials, particularly those for which there is currently no production in Europe (such as sodium persulfate). Due to applicable regulatory requirements, the Group may not be able to find other suppliers with equivalent quality levels within satisfactory time limits or may be unable to certify other suppliers or may experience an increase in the prices of certain raw materials, which could result in production disruptions and delays or the temporary or permanent inability to deliver products and adversely affect profitability.

Moreover, a major supplier of raw materials to the Group could disrupt its operations due to changing regulatory requirements, import or export restrictions, natural disasters or international supply chain disruptions caused by pandemics (such as the COVID-19 pandemic), geopolitical problems or operational problems or in the event of a failure to meet quality requirements at one of its facilities. If geopolitical tensions and economic sanctions in Eastern Europe, particularly in Ukraine and in Russia, are extended or tightened, difficulties could arise in the supply of raw materials for which alternative sources of supply may not be available in sufficient quantities or at affordable prices. See also Section 3.1.1 “Risks related to the international nature of the Group activities and to health crises and to geopolitical or macroeconomic instability” of the Prospectus.

For example, Infraserv GmbH & Co. Höchst KG, which leases the majority of the Group’s buildings to the Group at the Höchst Industrial Park in Frankfurt am Main, Germany, is a major provider of services for the Group, including services relating to buildings, energy and waste management networks, IT, environmental, logistics and other services.

Any lasting interruption in the supply of raw materials, services for the processing of certain products and/or adequate materials or any significant increase in the price of such materials or services could have a material adverse effect on the Group’s business, financial position and operating income.

•	Energy

The Group may directly experience pressures related to the increase in the cost of gas and electricity, which represented €27.8 million of the Group’s supply costs for the year ended December 31, 2021, compared with €29.2 million for the year ended December 31, 2020. In addition, energy supply difficulties and/or increases in the cost of energy worldwide, mainly due to geopolitical tensions, such as the ongoing conflict between Ukraine and Russia, impact the Group’s suppliers as described above. The occurrence of one of these events could lead to disruptions in the Group’s production or to a temporary or permanent inability to deliver its products within satisfactory time limits and an increase in operational costs and thus a decrease in profitability.

•	Transportation

The Group may rely on subcontractors acting on its behalf or, in the context of the supply and delivery of its products to its customers, on a large number of transportation companies. For example, products marketed by Francopia, the subsidiary of the Company responsible for the production of alkaloids (including opiates and opioids), are subject to safe transportation constraints. The absence of a carrier capable of, or available for, delivering the Group’s products exposes it to significant delivery delays. It also remains responsible for the services performed by these subcontractors and remains exposed to the risk associated with any improper or late execution or non-performance of the subcontractors’ mission.

•	Inventory management

The Group may encounter difficulties in its inventory management due, inter alia, to inaccurate projections of demand for products by the Group’s customers. If the Group fails to anticipate the needs of its customers correctly and therefore to manage the Group’s inventory levels, this could lead to a depreciation of the value of certain raw materials and purchased materials that may become obsolete. Any change in inventories, whether upward or downward, affects the Group’s cash flows.

In addition, the Group uses external suppliers in the United States and Japan to store its products prior to delivery, forcing the Group to put in place appropriate logistics processes with those suppliers to ensure the secure storage and timely delivery of its products. The failure of these subcontractors could jeopardize the Group’s ability to fulfill its commitments, to comply with applicable regulations or to meet the expectations of its customers and could expose it to liability, which could adversely affect the Group’s reputation, business, results, financial position and outlook.

3.2.3	Risk related to Group investments*

In order to maintain the excellence of its manufacturing facilities and innovation platform, the Group makes significant recurring investments, the amount of which is growing regularly. For example, the total amount of these investments amounted to €88.6 million for the year ended December 31, 2021, compared to €88.4 million for the year ended December 31, 2020. These expenditures include maintenance and compliance investments to ensure continuous compliance of the Group’s production sites with applicable regulatory and environmental standards and performance and growth investments to improve and/or increase its API production and development capacities.

In the future, the Group intends to pursue its investment policy while increasing the share of performance and growth investments in the total share of its capital expenditures to implement its strategy and in particular develop its CDMO activities. As a result, over the 2022-2025 period, the Group is planning to invest approximately €510 million, of which approximately €230 million will be invested at the Group’s sites in France (see Section 6.8.3 “Main future investments” of the Prospectus). However, the Group may not have sufficient financial and/or human resources to make these investments or to implement them on schedule, as these projects are often delivered at the end of the calendar year. For example, the ELLA project concerning the vitamin B12 manufacturing process, which provides for investments of €22 million, aims to improve yields, increase production capacity and reduce production costs. It may not achieve the expected results due to incomplete development of the new process, the Group’s inability to scale up the process to an industrial level and/or the Group’s inability to construct the production facilities within a satisfactory time-frame and at a satisfactory cost.

The Group could also incur unexpected expenses in connection with its investments, as well as additional delays in commissioning some of its projects, due to an initial incorrect estimate of the cost or quantity of equipment, an increase in their price, and/or a delay or interruption in the supply chain (see in particular Section 3.2.2 “Risks related to supply difficulties, raw material and energy costs, and relationships with certain suppliers and subcontractors” of the Prospectus). Such deviations from initial projections could have a negative impact on the expected level of return on investment of the project in question and, consequently, on the Group’s business, financial position, operating results and cash flow.

In addition, the time required for full operability of new equipment or improvements to existing facilities varies depending on the scale and complexity of the equipment. For example, some of the Group’s equipment may be custom-made, and the time required for delivery, installation and certification by the regulatory authorities and the Group’s customers, as well as the preparation and/or updating of regulatory files, can be as long as two or three years. In the event that the Group fails to take full advantage of the use of new equipment or the improvement of an existing facility, the Group could incur significant fixed costs without generating an increase in its revenue, which could reduce its margins and profitability. Any inability of the Group to implement the planned investments could also have an impact on the achievement of its strategic objectives.

Moreover, if the Group fails to maintain a satisfactory level of competitiveness for its products or services or to generate sufficient demand from its customers in relation to the capacity it has developed, the investments made by the Group to improve and/or increase its production capacities could prove unnecessary and not generate the expected results. The Group may not be able to successfully combine the development of an efficient and economical process with its industrialization and implementation in the designated facility within a satisfactory time-frame and under satisfactory conditions. As an example, the Group was forced to discontinue projects that had become economically unviable, such as the development of a new synthesis route for corticosteroids in Saint-Aubin-lès-Elbeuf and Vertolaye in late 2017, which led to the recognition of an impairment of €106 million, and the production of phospholipids in Frankfurt in 2020 due to the impossibility of transposing the process originally developed to an industrial scale, which led to the recognition of an impairment of €9.8 million in the value of the equipment in the Group’s balance sheet. In addition, a significant and permanent decline in demand at the Brindisi site in 2021 led the Group to record a €8.9 million exceptional write-down in the value of certain equipment at the Brindisi site.

Changes in regulations or in the classification of some of its products could also force the Group to make investments that were not initially planned. For example, in 2020, the Group had to halt the production of hormones at its Vertolaye site for almost a year in order to improve the containment of these products, due to their classification as HP-APIs (OEB5).

Finally, the Group may need additional financial resources to finance its planned medium- and long-term investments. However, it may not be able to realize all or part of its capital expenditures if its cash flows from operations are not sufficient or if it is unable to obtain the necessary funds under its existing loan agreement or secure additional debt.

In the event of any of these developments, the Group may be unable to maintain and/or increase its production capacity, which could have a significant material adverse effect on its business, results, financial position and outlook.

3.2.4	Risks related to the demand for the products and services offered by the Group*

During the year ended December 31, 2021, the Group’s API Solutions business and CDMO activities represented 75.1% and 24.9%, respectively, of the Group’s consolidated revenue compared with 75.8% and 24.2% for the year ended December 31, 2020.

Risks related to the demand for products in the Group’s API Solutions business

As part of its API Solutions business, the Group occupies a premium position in the API market. The Group’s positioning results from the level of service provided to its customers, which depends on regulatory support, the quality of the APIs it markets and the reliability of and compliance with the Group’s delivery deadlines. This positioning is characterized, in particular, for the Group’s customers, by a lower sensitivity to the prices of the Group’s products compared to those of most of its competitors.

However, the Group may not be able to maintain the level of service provided to its customers, especially maintaining its regulatory support, or may experience unplanned manufacturing interruptions that could adversely affect its premium positioning, resulting in a decrease in demand for the Group’s products or a decrease in prices to enable the Group to continue to sell its products.

The COVID-19 pandemic may also change the therapeutic needs of patients, which could result in a decrease in the activity of the Group’s customers and, consequently, have a negative effect on the demand for the Group’s products (see Section 3.1.1 “Risks related to the international nature of the Group’s activities and to health crises and to geopolitical or macroeconomic instability” of the Prospectus).

The occurrence of any of these events could have a material adverse effect on the Group’s revenue.

Risks related to the demand for the products of the Group’s CDMO activities

Income from the Group’s CDMO activities depends in part on the amount of the expenditure by the Group’s customers on research and then the development, production and marketing of their finished products, as well as on the income from those activities. The investments of Group customers in these areas depend on many factors, such as the amount of required investments, the results of clinical trials of those products, competitive intensity or local reimbursement policies in the target therapeutic field. In addition, biotechnology companies, which represented about 10.2% of the Group’s consolidated revenue for the year ended December 31, 2021 (excluding Sanofi), finance all or part of their research and development expenditure from private and/or public financing, the amounts, availability and timing of which may vary from year to year, which may lead to delays in making decisions to move from one clinical phase to another or to move on to the marketing of a drug.

The level of demand for the APIs manufactured by the Group also depends on the clinical development and marketing of products by its customers. Products that use APIs manufactured by the Group may not achieve the expected commercial success or obtain expected commercial applications or therapeutic indications for a number of reasons beyond the Group’s control. In particular:

•

the Group’s customers may experience a slower rate of recruitment and enrollment of patients during their clinical trials, particularly for rare diseases, which would result in delays in such trials and, as a result, drug approvals;

•	products of the Group’s customers may fail at any stage in preclinical or clinical trials (including for reasons related to their therapeutic effectiveness or the presence of adverse side effects);

•

the European Medicines Agency (“EMA”), the Food and Drug Administration (“FDA”), or any other health or supervisory authority may delay or require additional data or the discontinuation of clinical trials conducted by the Group’s customers or fail to grant them regulatory marketing authorizations required for the marketing of their products or discover irregularities during the qualification audit of the manufacturer’s finished product (prior to obtaining marketing authorization), which could delay the market launch;

•

the products of the Group’s customers may not be as commercially successful as expected, or may be ineffective or less efficient than newly launched products and/or those of non-customer competitors of the Group, or may cause unforeseen side effects; and

•

the Group’s customers may experience declines in sales volumes in the event of refusal or impossibility, for third-party payers such as government programs or public and private insurance plans and health care networks, to provide coverage and reimbursement at an economically attractive level, or at all.

Additionally, the demand for the Group’s services in the context of its CDMO activities is dependent on its ability to maintain a high level of compliance with applicable regulations and to successfully pass inspections by health regulatory authorities or audits performed by customers on its production sites. A critical observation by a health regulatory authority and/or the Group’s inability to meet the requirements of one of its customers could result in the loss of one or more existing customers and/or make it difficult for the Group to attract new customers.

Finally, the demand for the Group’s services depends on the competitiveness of its offers. The Group’s ability to offer attractive prices to its customers is due to its reputation, its levels of development and manufacturing capabilities, the quality of its products and its expertise, as well as the competitiveness of its offers. If any of these factors changes, the Group may not be able to increase or maintain its sales with its customers in the framework of its CDMO activities.

The occurrence of any of these events could have a material adverse effect on the Group’s business, financial position, results or outlook.

3.2.5	Risks related to the development, marketing or launch of new products manufactured by the Group on its behalf or on behalf of its customers*

As of the date of the Prospectus, the Group markets about 200 APIs and high value-added services to about 530 customers and is preparing to market APIs as part of its CDMO activities. As part of its API Solutions business, the Group’s future operating income will depend on its ability to attract new customers for the APIs in its portfolio, improve the manufacturing processes of APIs and/or successfully identify new APIs that the Group intends to manufacture to expand its product portfolio. As part of its CDMO activities, this future operating income will depend on its ability to enter into new contracts for the manufacture of APIs developed by its customers, initiate the development and/or production of APIs or batches on behalf of existing or new customers, or expand relationships with existing customers for new products within a reasonable timeframe.

In addition, the API industry is constantly changing. The Group cannot guarantee that it will be able to meet changes in the demand for products or services in a timely manner due to (i) changes in industry standards (including new manufacturing processes and/or innovative technologies that could render certain Group production technologies obsolete), (ii) changes in customer needs, which are increasingly sophisticated and varied, or (iii) the launch by other actors of new products or services that are better alternatives than those offered by the Group.

Difficulties relating to the development, marketing and launch of new APIs or the expansion of the commercial opportunities of existing APIs manufactured by the Group on its behalf or on behalf of its customers include, in particular:

•	the development, testing and manufacturing of products in accordance with regulatory and quality standards within a reasonable timeframe;

•	the obtaining and maintenance of regulatory approvals within a reasonable timeframe;

•	the availability of raw materials and other key elements/components on reasonable commercial terms;

•	unforeseen costs resulting from new regulatory standards such as those related to mutagenic impurities (ICH M7), particularly nitrosamines, or changes in raw material costs;

•	delays due to the limited resources of regulatory authorities;

•	costs imposed by compliance with environmental standards, which are higher than those imposed in countries with low production costs; and

•	the inherent attrition of projects in the clinical development phase.

For example, the building at the Vertolaye site dedicated to hormone production was upgraded to comply with standards following the change in the classification of hormones as an OEB 5 product, which resulted in a temporary halt in production for the duration of the work in 2020.

In the context of its CDMO activities, the Group will have to simultaneously manage a certain number of API manufacturing projects at different clinical stages of development on behalf of its customers in order to take into account the natural attrition of clinical development projects inherent in the pharmaceutical sector. Despite its resources, the Group cannot guarantee that it will be able to develop satisfactory manufacturing processes that meet its customers’ specifications, or that finished products incorporating the APIs manufactured by the Group will achieve the intended therapeutic results.

In addition, a health authority’s authorization to move a customer’s product into a clinical phase could be blocked due to a failure by the Group prior to process validation, for example, in the event of a breach of Good Manufacturing Practices (GMP) or the improper use of production tools or due to a problem inherent to the robustness of the manufacturing process. In addition, there is a risk of failure by the end customer in the clinical development of the products. For example, a product developed by a Group customer could be discontinued following clinical phase 1, 2 or 3, which would result in an end to product development and collaboration with the Group. As a result of all these difficulties, the products currently developed by the Group on behalf of its customers may not receive the necessary regulatory approvals or may not receive them in a timely manner.

Finally, the quality of the Group’s products and the Group’s ability to deliver its products within a satisfactory timeframe and their perception by the market are important elements for the Group’s reputation and, consequently, for its business. This is particularly important for the Group’s customers located in regulated geographical areas (European Union, United Kingdom, United States and Japan), including the largest pharmaceutical companies and leading biotechnology companies, which accounted for nearly half of the requests for proposals received by the Group in the context of its CDMO activities by the end of December 2021, and due to the Group’s “premium” positioning in the market, which is largely based on the regulatory support it offers to its customers and on the quality of its products. Any press articles or other negative comments on the products and services performed by the Group or their quality, whether or not proven, could have a significant negative impact on the Group’s reputation, business, financial position, operating income or cash flows.

3.2.6	Risks related to the dependence of certain Group sites on the performance of some major products*

Certain Group sites generate a significant portion of their sales on the basis of a few major products. For example, during the year ended December 31, 2021, sales of Sevelamer represented about three-fourths of the Group’s Haverhill site sales, and sales of Rifampicin, Spiramycin and Teicoplanine represented about half of the Group’s Brindisi site sales. The Saint-Aubin-lès-Elbeuf site produces only vitamin B12 and Pristinamycin.

Any event that could affect demand, production and/or marketing of one of these major products, such as serious product liability disputes, production and/or quality problems, supply issues, loss of markets by the Group’s customers or the replacement of one of these products by that of a competitor deemed to be more efficient, could have an adverse effect on the Group’s business (see also Sections 3.1.1 “Risks related to the international nature of the Group activities and to health crises and to geopolitical or macroeconomic instability” and 3.2.12 “Risks related to cost reduction initiatives and changes in reimbursement practices of health administrative authorities” of the Prospectus).

Moreover, due to the specific nature of the manufacturing of the Group’s APIs or applicable regulatory requirements, their production requires the use of specific equipment and technologies or, in some cases, dedicated facilities. The Group may experience overcapacities in some sites and underutilization of production capacities in others. However, it may not be able to quickly transfer production between sites using the same technology. For example, the Brindisi site experienced underutilization problems in the production of anti-infectives during the third quarter of the year ended December 31, 2021, which led to the closure of the site for one month, and the Pristinamycin production site located in Saint-Aubin-lès-Elbeuf was temporarily shut down for three months in 2021 due to a decline in sales following the decrease in the prevalence of certain diseases, mainly due to the health measures implemented during the COVID-19 pandemic (lock-downs, protective measures, masks).

Finally, the Saint-Aubin-lès-Elbeuf site is experiencing recurrent situations of maximum utilization of its vitamin B12 production capacity, which does not allow the Group to fully meet increasing market demands. As a result, the occurrence of a problem or delay in the production of vitamin B12 could have an unfavorable impact on the operations of the Saint-Aubin-lès-Elbeuf site and on commercial relationships with the Group’s customers.

The occurrence of any of these events could have an adverse effect on the business, operating income and financial position of some Group sites and, therefore, on the financial position of the Group.

3.2.7	Risks related to IT systems*

The Group relies on its own IT systems to conduct its business, in particular to monitor production, supply, product orders and invoicing, customer communication, personnel management and the provision of information needed by the various operational managers to make decisions. On an exceptional basis, in Germany, the Group relies on a transitional IT system inherited from the Sanofi group and financed by it until the adoption of a new system planned for the fourth quarter of 2022.

The Group also entered into a transitional service agreement with Sanofi for the provision of IT services (see Section 3.3.3 “Risks related to contractual relations established with the Sanofi group” of the Prospectus).

Despite a policy aimed at strengthening and continuously monitoring the resilience and security of its IT systems, the Group’s inability to control a significant failure or interruption resulting from an incident (e.g., a power outage or fire), computer virus, cyberattack or other cause could have an adverse effect on how the Group conducts its business.

Healthcare companies are particularly vulnerable to cyberattacks whose techniques are constantly changing. If the Group fails to maintain an internal system for protecting its IT systems against cyberattacks and fails to implement a robust and systematic policy for managing access rights, unauthorized third parties could gain access to sensitive information about the Group’s strategy and activities or certain personal data, which could also generate additional financial costs to strengthen the Group’s technology capabilities. In addition, the Group may not train or may inadequately train its employees in cybersecurity. All of these events could have an adverse effect on the business, financial position, reputation, results and outlook of the Group.

In addition, the Group outsources certain aspects of its information systems and certain business activities, such as internal audits, shared service centers and tax and statutory compliance of the Company’s subsidiaries, in order to optimize the management of its resources and to improve the efficiency and security of its IT infrastructure. It thus relies on the quality of the work and the expertise of its service providers in this field and is therefore exposed to the risk of a failure on their part.

Finally, the Group could suffer significant reputational damage if a cyber-attack or other security incident allows unauthorized access to or modification of its information technology data or systems or other external data, or if the services that it provides to its customers were interrupted. The Group grants access rights to certain areas of its IT systems to a large number of its employees, as well as to third parties, including external service providers (especially IT service providers and consultants). In this context, the Group cannot guarantee, despite the control procedures put in place, that a user cannot access data or features to which it theoretically has no access, which could lead, for example, to the disclosure of sensitive data or the manipulation of Group operational or financial data.

Such events could have a material adverse effect on the business, financial position, reputation, results and outlook of the Group.

3.2.8	Risks related to social dialog

Labor disturbances such as strikes, walkouts, advocacy actions or other labor tensions could disrupt the Group’s business and have a significant negative impact on its image and on its business and results.

For example:

•	The Group’s sites in Vertolaye, France, experienced a sustained strike movement in December 2019 at the time of government discussions on pension reform.

•	The same site experienced work stoppages in July 2021 in the context of the reorganizations surrounding the creation of the Group.

•

Finally, a part of the production staff at the Group’s site in Saint-Aubin-lès-Elbeuf, France, conducted a strike in the third quarter of 2021, demanding the payment of a so-called transfer bonus to all employees of EUROAPI France. This strike resulted in disruptions in the production of vitamin B12 and had an estimated impact of €2.8 million on the Group’s EBITDA for the year ended December 31, 2021.

As part of the labor process necessary for its creation, in December 2021, the Group conducted negotiations to establish, mainly in France, institutions representing employees comprising a Social and Economic Committee (Comité Social et Economique (CSE)) at its newly created headquarters, followed by a Central CSE. A framework agreement (accord de méthode) was signed in September 2021 by the CFDT (Confédération Française Démocratique du Travail) and the CFE-CGC (Confédération Française de l’Encadrement–Confédération Générale des Cadres) (which represent over 50% of the employees in Sanofi Chimie). This framework agreement provides for the handling, via transition or substitution agreements, of the duration of existing agreements within the Sanofi group that were challenged at the time of the creation of the EUROAPI legal entity by extending that period by three or five years, or even indefinitely. This agreement also provides for the establishment of EUROAPI France representative bodies to conduct the information-consultation process within the timeframe of the proposed admission to trading of the Company’s shares on the regulated market of Euronext Paris. In the future, these negotiations could cause disruption to the Group’s business activities. For example, meetings organized by trade union organizations at the Vertolaye site were held on February 7, 2022, in order to share with the employees a progress report on the formation of the Group. A call for a work stoppage was issued on February 10 and was renewed three times a week in order to pressure the Sanofi group to increase its investments in the context of the Company’s proposed initial listing. The suspension of the strike was voted on March 10, 2022.

In addition, the Group cannot exclude that reorganizations related to the creation of the Group or changes related to the strategic development of the Group may affect other sites and cause disruptions in relations with its employees.

The occurrence of any of these events could have an adverse effect on the Group’s business, financial position, results and outlook.

3.2.9	Risks related to relations with Group customers other than Sanofi

During the year ended December 31, 2021, the Group generated 54.4% of its consolidated revenue from customers other than Sanofi and 47.3% of its non-Sanofi revenue from its ten largest customers.

Although the Group generally maintains long-term business relations with its customers (for example, the Group has a business relationship of over 20 years with each of its 20 largest customers in terms of revenue (excluding Sanofi)), it is not able to guarantee that they, along with all other contracts and business relationships, will be effectively maintained or renewed at their end. Moreover, the Group cannot guarantee that the conditions for such a renewal will be favorable. In addition, although the Group’s ambition is to market to new customers to increase sales in its API Solutions business, its efforts to mitigate the adverse consequences of loss or reduction of revenue through the gain of new customers could be difficult in the short term, as potential customers generally need time to integrate the Group as a manufacturer (due to regulatory and technical requirements, among other reasons). Such transitions, which can take several months to several years depending on the country, are costly.

Moreover, the Group’s independence from its main shareholder is a key factor in the success of the Group’s business and technical relationships with other pharmaceutical laboratories. Although the Company intends to implement a governance structure that it considers adequate, including with respect to the AFEP-MEDEF Code, Sanofi could have a decisive influence on the Group’s strategic decisions in view of the recent reorganization or Sanofi’s weight in the Group’s revenue (see Section 3.3.1 “Risks related to the influence exerted on the Company’s business and strategy by Sanofi, the Company’s main shareholder” of the Prospectus).

Finally, some of the Group’s business relationships have little or no formalization, especially with regard to purchase orders, which represented approximately 75% of the restated revenue from the Group’s API Solutions business for the year ended December 31, 2021 (excluding Sanofi). The Group’s customers could also seek to reduce their supply costs and possibly be forced to abandon certain products manufactured by the Group considered unprofitable given increased competition in their own markets.

Any reduction, cancellation or delay in sales to the Group’s customers, the loss of one or more major customers, the Group’s potential inability to successfully develop relationships with new customers, future price reductions or other contractual benefits granted to Group customers may result in significant fluctuations or declines in revenue and may have a material negative impact on the Group’s business, financial position, operating income and outlook.

3.2.10	Risks related to the Company’s dependence on its key personnel and qualified employees

The Group depends on the expertise of its management team and other key employees. As part of the creation of the Group, the establishment of its organizational structure, its governance and its decision-making processes and to help it achieve its strategic objectives, the Group relies heavily on the recruitment and retention of certain personnel. For management positions or in certain sites or regions or specialized activities (such as its commercial activities, its quality and regulatory activities, and its chemical and production activities), the Group faces intense competition to recruit and retain qualified persons.

Within the Group’s CDMO activity, any new investment project also requires experienced and competent employees capable of effectively managing the new regulatory requirements and overseeing the manufacturing processes that need to be validated and optimized on behalf of its customers. The Group’s experienced and committed staff enable it to implement projects to strengthen its business by developing new technologies (as of December 31, 2021, around 50% of Group employees were dedicated to the development of Group processes, i.e., 166 people, have a PhD or an engineering degree) and, more generally, adapt to different macroeconomic environments and support its financial and non-financial performance. In addition, the Group has initiated a program to recruit qualified personnel to accelerate the development of its activities in the CDMO area and is considering recruiting more than a hundred employees with PhDs or engineering degrees, with the aim of increasing the number of employees in its Research and Development (R&D) team to approximately 575 in 2025 (compared to approximately 330 in 2021), including more than 250 employees in the development teams dedicated to CDMO activities.

As of December 31, 2021, Group employees over the age of 55 represented 17.8% of the total number of Group employees, which also requires the organization, over the next few years, of an effective transfer of skills between different generations. In the event of a failure in the policies governing the transfer of skills, accidents or departures for these employees, the Group may not be able to replace such personnel, which would have a negative impact on the Group’s operational performance. Moreover, the departure of such employees to a competitor or the creation by them of actual competition could affect the Group’s business.

In addition, the Group’s business demands the mastery of very specific skills. For example, the production teams at the peptide and oligonucleotide factory located at the Frankfurt site have engineering capabilities and rare and valuable skills in chemical synthesis, which give the Group a significant competitive and economic advantage. The Group may experience difficulties in recruiting qualified individuals capable of mastering its key skills and/or in passing on these skills to new employees in the event of the loss of key skills following the retirement of certain employees.

The Group’s ability to recruit qualified persons depends in particular on its ability to reward their performance, give them a share of profits and compensate them in an attractive way. The applicable executive compensation regulations may restrict the Group’s ability to attract, motivate and retain the necessary talent. The inability of the Group to attract, integrate and/or retain highly qualified personnel, particularly those in key functions, may pose a challenge to succession plans, adversely affect the implementation of the Group’s strategy and its ability to achieve its objectives and could affect its business and operating income.

3.2.11	Risks related to the Group’s acquisition strategy

In order to generate additional revenue growth or diversify its geographic footprint or product portfolio, increase its customer base or more quickly develop or acquire new technologies, the Group may consider acquisitions.

In this context, the Group may encounter the following difficulties that impact expected synergies and performance:

•

issues not identified during the due diligence phase could result in significant unanticipated costs, delays or other financial and operational difficulties as well as unforeseen legal constraints, such as the emergence of higher-than-expected liabilities;

•	integration of acquired companies or businesses could encounter difficulties;

•	the departure of key employees of the acquired company, any violations of non-compete clauses binding them to the Group or the emergence of disputes with key employees;

•	the technologies acquired could be less effective than estimated, or their industrialization by the Group could be more complex and/or longer and more expensive than anticipated;

•	the assumptions made in the business plans of the acquired companies or businesses may prove to be incorrect; and

•	acquisitions in a new country and/or in a country that is not the Group’s home country of origin could involve increased risks.

In general, the benefits expected from future acquisitions may not become a reality within the timeframes and at the levels expected, which could have a material adverse effect on the business, financial position, results and outlook of the Group.

3.2.12	Risks related to cost reduction initiatives and changes in reimbursement practices of health administrative authorities

In some of the markets in which the Group’s customers operate, pharmaceutical products are subject to price controls, with a clear trend toward regular decreases decided by the authorities, particularly for generic products, related to efforts by governments to limit health care and reimbursement costs. For example, the price of generic drugs is approximately 55% lower than the price of originator drugs in France, Belgium and Austria, while in Germany or the Netherlands, health insurance companies call for tenders directly from generic drug manufacturers. Generic drug manufacturers accounted for approximately 14.0% of the Group’s restated API Solutions business revenue (excluding Sanofi) for the year ended December 31, 2021, compared to approximately 15% for the year ended December 31, 2020.

This pressure could result in pressure on the prices of the Group’s APIs used to make these drugs or cause the Group’s customers to reduce the amount of APIs they buy.

Starting with or even prior to the introduction of a generic drug, governments or, in some countries, private health-insurance plans (such as pharmacy benefit managers in the United States, which act as intermediaries between insurance companies, pharmacies and pharmaceutical companies to obtain drugs at the best price) can impose a significant, rapid and/or steady decline in the drug’s selling price. For example, in China, the authorities have put in place a Volume-Based Procurement (VBP) policy that includes tenders for many molecules, such as the tender launched in 2020 for certain Irbesartan products. The companies with the winning tenders are given a large share of the market by offering lower prices. Accordingly, in the event that one of the Group’s customers is able to win a call for tenders, the increase in sales volumes of the products in question may only partially offset or not offset the effect of the decrease in prices. In the event that a Group customer fails to win a tender or decides not to participate, this could lead to a decrease in demand for the APIs manufactured by the Group that are part of the composition of the drugs in question.

This risk could be heightened by changes in the pricing, reimbursement or coverage of health products and services decided by some health authorities and private insurance companies (such as, for example, the drug price reforms being adopted in the United States) or in the event of a major economic downturn leading to an increase in healthcare cost reduction initiatives in certain countries.

Although the Group has not identified any short-term impact on its margins due to the generification of a drug using one or more APIs marketed by the Group, the occurrence of these events could have a negative impact on the Group’s profit margins or have a material negative effect on its business, financial position and its operating income.

3.3	Risks related to the separation of the Group’s activities from the rest of the Sanofi group’s activities and the Group’s structural organization

3.3.1	Risks related to the influence exerted on the Company’s business and strategy by Sanofi, the Company’s main shareholder*

The Group was created through a reorganization (through the asset contributions and share disposals described in Section 7.1 “Description of the Prior Reorganization Transactions” of the Prospectus) of part of the Sanofi group’s API development, manufacturing, marketing and distribution activities. During the year ended December 31, 2021, the Group generated 45.6% of its consolidated revenue from Sanofi. It supplied, in terms of revenue, approximately 30% of the APIs purchased by the Sanofi group in the year ended December 31, 2020.

The Group’s independence from its main shareholder is a key success factor for its business and technical relationships with other pharmaceutical laboratories. As of the date of the Prospectus, Sanofi Aventis Participations, a company owned 100%, directly and indirectly, by Sanofi, holds all of the capital and voting rights of the Company. Following the Distribution in Kind (see Section 22.1 “Terms and conditions of the Distribution in Kind”) and the Investment (see Section 17.1 “Shareholders holding more than 5% of the capital on the date of the Prospectus” of the Prospectus), Sanofi, which plans to continue to hold, through Sanofi Aventis Participations, approximately 30% of the Company’s capital and voting rights, will remain the Company’s main shareholder. Therefore, Sanofi could have a decisive influence on strategic decisions of the Group, in particular those requiring shareholder approval (election and dismissal of the members of the Board of Directors, approval of annual financial statements, distribution of dividends, amendment of the articles of association and authorization to conduct capital increases or other issuances of securities, mergers or contributions or any other decision requiring approval by the shareholders of the Company).

In addition, the revolving credit facility (the “RCF Loan Agreement”) entered into by the Company on February 22, 2022 (see Section 9.2.2(a) “RCF Loan Agreement” of the Prospectus) provides for, inter alia, an event of repayment and/or early cancellation in the event of a change in control of the Company at the request of any lender after a conciliation period of at least 60 days. A change of control would occur in the event that (i) Sanofi ceases to hold, directly or indirectly, on a fully diluted basis, at least 15% of the capital and voting rights of the Company and ceases to hold, directly or indirectly, the right to appoint or dismiss a member of the Board of Directors of the Company, (ii) any person (other than Sanofi) or group of persons acting in concert (unless Sanofi would hold a majority share in such a group), would acquire more than 50% of the voting rights of the Company or (iii) all or a substantial portion of the Group’s assets would be sold to a non-Group member (in one or more transactions).

3.3.2	Risks related to difficulties or delays in implementing the internal control procedures and appropriate IT systems necessary for the proper functioning of the Group*

Following the Prior Reorganization Transactions (see Section 7.1 “Description of the Prior Reorganization Transactions” of the Prospectus), the Group may experience difficulties in implementing the changes necessary to gain operational autonomy from the Sanofi group (from which it was carved out) or fail to achieve the necessary organizational structures and methods for its proper functioning within a reasonable time.

To comply with its internal control obligations and those obligations that would apply to it as from the Company’s proposed initial listing, the Group has therefore developed additional financial and management controls, reporting systems and procedures and hired additional accounting and finance staff. Despite these measures, it may not be able to put the necessary reporting structures and internal control procedures in place in a timely manner.

The Group could discover weaknesses or areas for improvement in its internal control and/or internal audit system, which could lead to previously unidentified difficulties such as difficulty in producing financial statements in a timely manner or the inability to prevent or detect all errors and/or instances of fraud. The Group could also be investigated and/or incur penalties levied by regulatory authorities in France or abroad.

In addition, given its small size compared to the Sanofi group and the limited experience of its employees with its new scope, some Group employees, initially part of the Sanofi group, may have difficulties adapting to the Group’s perimeter, size and/or corporate culture or adopting the new organizational structures and methods of the Group and/or experience difficulties in integrating staff from various business backgrounds. These difficulties could also cause social disruptions (see Section 3.2.8 “Risks related to social dialog” of the Prospectus).

Any inability by the Group to put in place adequate internal controls in a timely manner and/or maintain appropriate and effective internal control procedures in the light of its new structure could have a material adverse effect on the Group’s business, reputation, outlook, financial position and operating income.

In addition, the Group’s IT systems may not be immediately mature and fully operational, including with respect to protection against cyber attacks (see Section 3.2.7 “Risk related to IT systems” of the Prospectus). The Group, which was created following the Prior Reorganization Transactions conducted between March 2021 and January 2022, has limited experience as a stand-alone company, which could expose it to difficulties and/or delays in the establishment of these structures and procedures, unanticipated additional costs or even previously unidentified difficulties.

Delays in the organization of internal control, internal audit and IT systems may also delay the achievement of strategic objectives.

3.3.3	Risks related to contractual relations established with the Sanofi group

During the year ended December 31, 2021, the Group generated 45.6% of its consolidated revenue from Sanofi. The Group currently supplies significant quantities of certain APIs to Sanofi under a manufacturing and supply agreement (the “Global Manufacturing and Supply Agreement”) entered into as part of the completion of the Prior Reorganization Transactions, with effect from October 1, 2021, for a period of five years following the loss of control by Sanofi resulting from the Distribution in Kind at the time of the Company’s initial listing (the “Loss of Control”), which is renewable by mutual consent and was amended on March 1, 2022 (see Section 18.3.1 “Manufacturing and supply agreements for certain APIs” of the Prospectus). The Group has also entered into other commercial agreements with Sanofi in connection with the completion of the Prior Reorganization Transactions (see Section 18.3.1 of the Prospectus) such as (i) the Reverse Manufacturing and Supply Agreements under which Sanofi manufactures several items in the value chain of certain APIs on behalf of Francopia and of vitamin B12 salt derivatives on behalf of EUROAPI France, (ii) the distribution agreement, as amended on February 25, 2022, under which the Group acts as a distributor of some of the APIs manufactured by Sanofi (see Section 18.3.3 “Distribution Agreements for certain APIs” of the Prospectus) and (iii) the Master Agreement for Development and GMP Manufacturing Services under which Sanofi and the Group both act, as the case may be, as a provider or as a beneficiary of services relating to the development of certain APIs for the CDMO services (see Section 18.3.2 “Special agreements between the Group and the Sanofi group relating to the development of APIs” of the Prospectus). The Global Manufacturing and Supply Agreement and the distribution agreement contain fixed price clauses for the duration of the agreement, subject, in the case of the Global Manufacturing and Supply Agreement, to modulation mechanisms for the pricing policy and, in the case of the distribution agreement, to the exclusion of two products. Any one of these agreements may be terminated early, may not be renewed when it expires, or may be renewed on less favorable terms. The supply of APIs to the relevant subsidiaries of Sanofi may also be interrupted, or the Group may not be in a position to win certain tenders launched by Sanofi, or Sanofi may decide to cease the marketing of all or part of some drugs. Likewise, and to a lesser extent, Sanofi may not meet all or some of its obligations under the distribution agreement to supply APIs intended for distribution by the Group, which could have a negative effect on the Group’s revenue and level of profitability.

The Master Agreement for Development and GMP Manufacturing Services dated October 1, 2021, relating to the development of key molecules for the Group’s CDMO activities, and the development agreement entered into with Opella Healthcare Group SAS (a subsidiary of the Sanofi group’s consumer healthcare business) provide that each current and future development/manufacturing project for a molecule on behalf of Sanofi or Opella Healthcare Group SAS under these agreements will be the subject of a specific application contract specifying the terms of the project. It is specified that Sanofi and Opella Healthcare Group SAS will have the opportunity, assessed for each application contract, to terminate any specific application contract for the development/manufacture of a molecule taken in the context of these agreements, in the event of a takeover of more than 50% of the Company by a third party company that itself develops or sells a molecule or a product competing with the molecule developed/manufactured by the Group on behalf of Sanofi or Opella Healthcare Group SAS. The parties may deviate from this principle or specify the concept of a competitor, application contract by application contract and molecule by molecule (see Section 18.3.2 “Special agreements between the Group and the Sanofi group relating to the development of APIs” of the Prospectus).

In addition, Sanofi currently provides IT and other services to the Group under a Transitional Service Agreement entered into by and between the Group and the Sanofi group for a period of three years (see Section 18.3.4 “Service supply agreements” of the Prospectus), with the exception of the Frankfurt site, for which the Group relies on a transitional information system inherited from the Sanofi group until the adoption of a new system scheduled for the fourth quarter of 2022. The services provided by the Sanofi group include the maintenance of certain applications and infrastructure support by the partner that provides those services for Sanofi and payment by Sanofi of subscription and license fees. If the transitional service master agreement or any other agreement with Sanofi were to be terminated or if the provision of those services was interrupted and the Group could not quickly put in place an equivalent alternative to those services, in particular by recruiting the necessary staff or through agreements with third parties, this could have a material adverse effect on the Group’s business, financial position and operating income.

The occurrence of any of these events could have a material adverse effect on the level of production of certain key Group products and therefore on its business, financial position, results and outlook.

3.3.4	Risks related to the representative nature of the consolidated financial statements and other historical financial information presented in the Prospectus

The consolidated financial statements of the Group contained in Chapter 19 “Financial information” of the Prospectus have been extracted from the consolidated financial statements of the Sanofi group for the years ended December 31, 2021, 2020 and 2019, as the Sanofi group has not historically prepared financial statements that isolate the business of the Group’s scope of consolidation. Although the Group did not own the companies and activities included in its current scope of activity during the periods in question, the consolidated financial statements present, on a consolidated basis, the assets, liabilities, income and expenses directly related to the Group’s business and recognized within the Sanofi group during the periods under consideration.

In addition, the Prospectus contains Group performance indicators whose publication is not required, or that do not include a definition provided for in IFRS accounting standards, such as revenue broken down by flow, product category and nature of sales, gross margin, core EBITDA, EBITDA and the conversion of core EBITDA to free cash flow (Core FCF Conversion) (see Section 8.1.4 “Main performance indicators” of the Prospectus). To the extent that the historical organization of the Group’s activities diverges from the organizational target and reporting structure decided upon when the Prior

Reorganization Transactions were put in place, these performance indicators for the years ended December 31, 2021, 2020 and 2019, have been restated to enable investors to better understand the Group’s new business model effective as of the date of the Prospectus as part of its independence from the Sanofi group (see Section 8.1.4(b) “Restated performance indicators that take into account the new EUROAPI business model from the Prior Reorganization Transactions” of the Prospectus) and understand the changes in the Group’s results as well as the items that may influence its future results.

The alternative performance indicators described above, where appropriate on a restated basis, may not be comparable to the indicators named in a similar manner by other companies. Moreover, even though these indicators are presented to enable investors to better understand the Group’s new business model, they are provided for illustrative purposes only and prepared on the basis of a number of assumptions. They are therefore not necessarily representative of what the Group’s financial position and operating income (loss) would have been if it had carried on its business as a separate and autonomous entity during the periods presented in the Prospectus and are not indicative of the Group’s future performance.

3.4	Risks related to the Company’s financial position

3.4.1	Exchange rate risks*

The Group sells and markets its APIs in over 80 countries. It is therefore exposed to foreign exchange risk arising from various exposures to currencies other than the euro, which is the Company’s functional currency and the reporting currency for the Group’s consolidated financial statements. The Group’s main exchange rate risk exposure currencies are the US dollar (USD), Hungarian forint (HUF), British pound (GBP) and Japanese yen (JPY).

A share of the Group’s expenses are denominated in US dollars (USD), while the majority of its sales are denominated in euro (EUR), with the resulting exchange rate risk. For example, disbursement flows in US dollars represented approximately 10% of the Group’s total disbursements for the year ended December 31, 2021.

The monitoring and evaluation of trends in exchange rate fluctuations is centralized by the finance team at the Group level. Nevertheless, the Group cannot exclude that an unfavorable change in the exchange rates of the above currencies may have an adverse effect on its consolidated financial position and results.

Dec 31, 2021	Impact on operating income (€ million)		Impact on shareholders’ equity (€ million)
	10% increase	10% decrease	10% increase	10% decrease
GBP	0	(0)	5.4	(5.4)
HUF	0	0	17.7	(17.7)
USD	(2)	2	0.6	(0.6)
JPY	1	(1)	0.5	(0.5)

Total	(0)	0	24.2	(24.2)

3.4.2	Interest rate risks

The Group’s exposure to interest rate fluctuations relates exclusively to the €451 million RCF Loan Agreement, which bears interest at a EURIBOR-indexed variable rate, plus an applicable margin. In the event that EURIBOR is below zero, this rate will be considered as equal to zero (see Section 9.2.2(a) “RCF Loan Agreement” of the Prospectus). As of the date of the Prospectus, the three-month EURIBOR was below zero. If the three-month EURIBOR were to become positive, this could impact the Group’s financial expenses.

The Group may be required to put in place appropriate hedging products in line with the distribution targets between fixed and variable rates. As of the date of the Prospectus, taking into account the policy rates set by central banks and the expectations of rate increases, the Group has not put in place such instruments.

3.4.3	Liquidity risks

Liquidity risk is the risk of not having the necessary funds to meet commitments at maturity. This includes the risk that assets cannot be sold quickly on satisfactory terms in case of need and the risk of anticipated liability or lack of access to credit on satisfactory terms. As of December 31, 2021, the Group is in a positive cash position (restated for IFRS 16) in the amount of €19.8 million.

In a crisis situation, the Group may not be able to obtain the necessary financing or refinancing to implement its investment plan or obtain such financing or refinancing on acceptable terms.

As of December 31, 2021, the Group’s financial liabilities included €189.6 million in accounts payable, €192.7 million in other current liabilities and €22.7 million in lease liabilities.

The Group is financed under the centralized cash pooling agreement with Sanofi, which centralizes the Group’s liquidity under the terms and conditions applicable within the Sanofi Group. The centralized cash pooling agreement with Sanofi will be terminated as of the date of delivery and registration of the EUROAPI shares allocated under the Distribution in Kind, i.e., May 10, 2022. As of December 31, 2021, the Company’s position with Sanofi under this agreement is a net asset position of €10.9 million.

On February 22, 2022, the Group entered into a €451 million RCF Loan Agreement, which may be drawn down as from the admission of the Company’s shares to trading on the regulated market of Euronext Paris. The RCF Loan Agreement contains certain affirmative and negative undertakings, including:

•	the commitment to comply with a leverage ratio (representing consolidated net debt divided by consolidated core EBITDA) of less than or equal to 4;

•	the commitment not to divest, each year, more than 15% of consolidated assets (or, if this amount is greater, assets in an amount greater than €200 million);

•	the commitment not to make large-cap acquisitions funded in whole or in part by the RCF Loan Agreement without the prior approval of the lenders;

•	the commitment not to create certain security interests (pledges);

•	the commitment not to enter into any merger, spin-off or regrouping that would result in the dissolution of the Company;

•	the commitment by the Company’s subsidiaries not to incur debt in an aggregate amount exceeding 20% of the Group’s consolidated debt; and

•	the commitment not to grant loans to third parties or enter into transactions involving derivatives of a speculative nature.

Each case is subject to the usual exceptions for this type of financing.

3.5	Legal and regulatory risks

3.5.1	Risks related to product liability*

The Group, which produces APIs and intermediates in the composition of drugs for human use, could be exposed to risks related to the incurrence of liability, in particular liability for products that do not comply with regulations.

The Group’s customers, in their capacity as drug manufacturers, are legally required to ensure compliance with the applicable regulations and standards for the substances they use in the manufacture of their products. Consequently, activities related to the manufacture, import, export and marketing of products used in the composition of drugs, in particular APIs, are subject to rules and controls by the authorities with the ultimate purpose of ensuring drug quality. Failure by the Group to comply with regulations, standards or contractual commitments would expose the Group to liability in civil, criminal or commercial disputes.

The process of producing certain APIs is now subject to increased monitoring by health authorities following the detection of mutagenic impurities such as nitrosamines, whose presence was detected in 2018 in a number of APIs and drugs used for the treatment of hypertension. Changes in the regulations and standards applicable to the production or quality control of products to avoid the presence of such impurities could result in constraints for the Group and affect its production capacity. These constraints could also have an adverse effect on the production capacities of drug manufacturers and, consequently, on their needs for the APIs manufactured and marketed by the Group that are part of the composition of their products. The Group underwent an analysis of its entire portfolio of APIs, which was carried out by Sanofi and the Group between 2018 and 2021. As of the date of the Prospectus, this analysis showed no risks for some of the APIs produced by the Group (in particular the absence of Nitrosodimethylamine and Nitrosodiethylamine impurities for sartans such as Irbesartan and Olmesartan Medoxomil) or, for others, allowed the implementation of action plans to remedy the presence of nitrosamines (systematic expert analysis, optimization of processes under development, submission of corresponding regulatory files to the competent authorities), in particular for rifampicin and rifapentin, for which the presence of Nitrosomethylcyclopiperazine and Cyclopentylnitrosopiperazine was confirmed. As a result, the Group is developing a plan for the optimization of the rifampicin and rifapentin process with the approval of the health authorities (the FDA in the United States and the local health authorities in Italy (Agenzia Italiana del Farmaco, “AIFA”) and, the Medicines and Healthcare products Regulatory Agency in the United Kingdom (“MHRA”) for rifampicin and the FDA for rifapentin), which aims to limit the presence of nitrosamines below the acceptable daily content. The industrial-scale feasibility of optimized manufacturing processes for rifampicin and rifapentin should be confirmed no later than 2022.

More recently, an azide-like mutagenic impurity was detected in the sartan category. Expert analyses have shown that there is no risk for Olmesartan Medoxomil, but there is a need to optimize the Irbesartan process to ensure batch compliance without having to incorporate systematic reprocessing. In general, the presence of potentially mutagenic impurities requires the implementation of toxicological and advanced analytical assessments to measure impurities in the trace state and chemical analyses in the event that process optimizations are required to guarantee that impurities remain at a level below the acceptable daily content. Depending on the therapeutic interest of the API and the available therapeutic alternatives, an event of non-compliance resulting from the presence of mutagenic impurities at a level higher than the acceptable daily content could lead the authorities to decide to withdraw the marketing authorization for the pharmaceutical products affected and thus to the loss of all or part of the revenue from the relevant APIs.

In addition, certain products manufactured by the Group are subject to special supervision by the authorities and are subject to even stricter regulations, in particular certain APIs or drugs classified as narcotic or poisonous substances, such as opiates, which represented 5.0% of the Group’s restated revenue as of December 31, 2021 (out of a total of 9.1% for alkaloids marketed by the Group, with the remaining 4.1% corresponding to the sale of non-narcotic opioids), due to the serious risk of dependence that may be caused by the excessive or illegal use of such substances. Changes to applicable regulations might create constraints on the production or distribution of such products, which could affect the Group’s production or sales capabilities (see Section 3.5.4 “Legal risks related to the operation of activities under exclusive rights” of the Prospectus). In addition, disputes relating to the marketing and distribution of such products have emerged in some jurisdictions. In the future, such litigation against Group customers could have a negative impact on Group sales volumes and results.

Should the Group be unable to resolve an event of non-compliance affecting one of its products or the risking of its liability for its products, its reputation and the marketing of its products could be heavily and seriously affected, which could have a material adverse effect on the Group’s financial position, results and, where appropriate, outlook.

3.5.2	Risks related to environmental and safety regulations and environmental liabilities*

The Group operates in a restrictive legislative and regulatory environment with respect to environmental protection, public health and safety.

The regulations applicable to the Group’s activities with regard to environmental, public health and safety issues, which may vary by country, include pollution prevention; treatment of industrial discharges of any kind (aqueous releases and/or accidental leaks, air emissions, etc.); the control of industrial sites and their operating conditions; any restoration of such sites (in particular of the soil); the treatment of waste, noise or visual disturbances; the production, storage, handling, transport and treatment of hazardous waste, dust and fumes; as well as, more generally, public health and food security. The main environmental and other regulations to which the Group is subject are presented in Chapter 10 “Regulatory environment” of the Prospectus.

The Group must therefore incur significant costs in order to remain in compliance with the legal and regulatory obligations in force. In the future, it will also have to continue to incur significant costs (both in capital expenditures and in operating expenses) to continue to comply with its obligations. The Group is therefore anticipating a significant increase in these costs in view of increasingly frequent and binding changes in regulations, in particular those related to the protection of the health, public safety and environment.

The Group is therefore required to obtain numerous environmental, safety, public health and other types of licenses and authorizations, such as operating permits, waste water discharge permits, water sampling permits or authorizations for the transportation and disposal of hazardous waste, which are subject to renewal, modification, suspension and possible revocation by administrative and governmental authorities. It operates six industrial sites in Europe, including five sites classified as hazardous by the SEVESO Directive, which include three SEVESO “High-Threshold” facilities in Vertolaye, Frankfurt and Ujpest and two SEVESO “Low-Threshold” facilities in Saint-Aubin-lès-Elbeuf and Brindisi, due to the risks to human health and/or the environment posed by the substances and mixtures used and manufactured at these sites for the purposes of the Group’s business. The obtaining, renewal and maintenance of the licenses and authorizations issued by the administrative authorities necessary for the operation of the Group’s activities could also be made more difficult and involve significant expenditure due in particular to the growing urbanization of the areas where the Group’s activities are located or a tightening of applicable regulations, or as a result of an accident or incident that occurred at one of the Group’s industrial sites. For example, following an amendment to Regulation (EC) No. 1272/2008 of the European Parliament and of the Council of 16 December 2008, on the classification, labeling and packaging of substances and mixtures (the “CLP Regulation”) and in particular the classification applicable to a chemical substance used at the Brindisi site subject to the SEVESO regulation, production volumes were reduced pending the necessary authorization of that site to allow a change from SEVESO low-threshold to high-threshold. This procedure is ongoing as of the date of the Prospectus. In addition to significant additional capital expenditures, these licensing and authorization updating requirements may place the Group under significant operational constraints (reduction of product quantities, discharges, etc.).

In the event of non-compliance with environmental regulations or with the requirements imposed by operating licenses and authorizations (aqueous releases and/or accidental leaks, emissions, waste treatment), the Group is subject to administrative and/or criminal penalties, or even temporary or permanent closure of the sites affected, which could have a material adverse effect on the Group’s results, business, reputation, financial position and outlook. The personal criminal liability of its officers, as individuals, could also be sought in connection with these events of non-compliance.

In addition, the Group’s APIs manufacturing activity is subject to European regulations applicable to chemicals (such as, for example, the European REACH Regulation (Registration, Evaluation, Authorization and Restriction of Chemicals), which came into force in 2007, or the CLP Regulation). These regulations are undergoing significant changes and adopting increasing restrictions and even bans on certain chemicals (substances of very high concern). Such developments could thus force the Group to invest significantly in order to anticipate and, where appropriate, remedy such restrictions and/or prohibitions (research and development of alternative substances, requests for authorization). Similarly, such restrictions and/or prohibitions could, in the absence of alternatives, lead to the reduction, suspension or cessation of the production of certain products or the operation of certain production units, without the assurance of compensation for the corresponding losses.

Finally, due to their age and/or original location or use (pharmaceutical or other), some of the Group’s industrial sites or neighboring sites have historical contamination of soil and/or groundwater. In particular, the existence of old quarries filled with waste from past industrial activities (whether or not from Group activities) on sites belonging to the Group or neighboring sites, particularly in France (Saint-Aubin-lès-Elbeuf or Vertolaye), has been noted. Similarly, due to the long history of the Group’s activity, discharges may have resulted in historical environmental impacts in soil, surface water or groundwater. Obligations to remedy such contamination may be placed on the present or past owners, operators or users of such contaminated sites, without necessarily seeking out fault or non-compliance with the law for the activities that caused such contamination. The Group cannot exclude being charged with such costs in the future in its capacity as an industrial operator responsible for the related environmental liabilities, including potential historical liabilities linked to operational activities. In the context of the Prior Reorganization Transactions, all liabilities related to the pollution or contamination of the environment, the discharge of hazardous substances and/or injuries caused by these substances attached to the EUROAPI scope within the Sanofi group were transferred to EUROAPI, whether the generating event or the circumstances at the origin of these liabilities are known or unknown, prior or subsequent to the effective date of the Prior Reorganization Transactions related agreements in each of the concerned jurisdictions. The Group has undertaken to indemnify the Sanofi group if a liability action is brought against Sanofi for these liabilities. The contractual undertakings entered into in connection with the Prior Reorganization Transactions are described in Sections 7.1 “Description of the Prior Reorganization Transactions” and 18.1 “Agreements signed by the Sanofi group and the Group for the execution of the Prior Reorganization Transactions” of the Prospectus.

To that end, provisions were recognized by the Group to cover environmental risks. The amount of provisions for environmental risks as of December 31, 2021 is shown in Note D.10 of the consolidated financial statements in Chapter 19 “Financial information” of the Prospectus. At December 31, 2021, a provision of €47.8 million was recorded by the Group to address environmental risks, and €29.2 million to address potential restoration costs for leased buildings.

The environmental liabilities that may emerge on the Group’s sites may have a material adverse effect on the Group’s business, reputation, results, financial position and outlook.

3.5.3	Risks related to the laws and regulations applicable to the Company’s activities*

The Group operates in a very restrictive and highly evolving legislative and regulatory environment in terms of safety and good manufacturing practices for health products. Changes to these regulations, their interpretation by the competent courts or authorities, and changes to the applicable good practices create increasing constraints that may require significant investments or expose the Group to significant legal risks.

The Group could also be subjected to constraints that would slow the development or prohibit the manufacture of some of its products. In particular, requirements for the maintenance or compliance with standards of its equipment and production sites could have a negative impact on development and production activities.

The Group and its customers are subject to international, national, state and local regulations and standards that create a complex legal environment applicable at all times in the life of products, production and distribution processes and terms of use. Compliance with these regulations is monitored by international or national authorities, such as the FDA in the United States, the EMA at the European level or the National Agency for the Safety of Medicines and Health Products (Agence Nationale de Sécurité du Médicament et des produits de santé–“ANSM”) in France, as well as the ministries responsible for health issues. These authorities have very broad powers of authorization, inspection and sanctioning and may impose financial penalties or technical constraints such as suspensions, product or site operating bans, product removals or recalls.

In addition, the Group’s production sites must be registered with local health authorities (in particular the ANSM in France, the Medicines and Healthcare Products Regulatory Agency (“MHRA”) in the United Kingdom and the Italian Medicines Agency (Agenzia Italiana del Farmaco–“AIFA”) in Italy) and other international health authorities in the countries in which Group products are marketed, such as the FDA in the United States and the Pharmaceutical and Medical Device Agency (“PMDA”) in Japan. In addition, all products manufactured at these sites must be manufactured in accordance with Good Manufacturing Practices (“GMP”) as defined by health authorities and international guidelines such as ICH Q7, Good Manufacturing Practice (GMP) for the Manufacturing of APIs. Compliance with GMP regulations requires the allocation of substantial resources and significant expenditures. Prior to product authorization, health authorities inspect both production sites and Group procedures to verify compliance with regulatory standards. Periodic inspections are also carried out by the Group’s health authorities and customers after product authorization. Health authorities could also decide to suspend or withdraw product authorizations if regulatory standards were not applied. In the event that the health authorities direct a production site to reduce or cease its activities, or if such a site becomes inoperable, it is necessary to request a new authorization to manufacture at that site or at another site, which could result in production delays, with a material adverse effect on the Group’s competitive position, business, financial position, statement of operations and cash flows.

The identification of new issues concerning the safety or efficacy of certain products and substances, such as the presence of mutagenic impurities, could also lead to changes in the applicable regulations or the strengthening of controls and sanctions by the competent authorities.

The Group’s customers are subject to significant regulatory hazards in the development of new products, which could adversely affect the Group’s activities or products. In addition, events of non-compliance that might be detected in Group customers due to non-compliance with applicable regulations or standards or injunctions by the competent authorities could result in consequences for the Group’s activities or products, such as inspections, injunctions, product withdrawals or recalls and demands that the Group be held liable by the competent authorities, customers or third parties.

In addition, the Group operates in a field that falls within the scope of regulations applicable to foreign investments in France, particularly in the area of public health. As a result, certain foreign investments may be subject to prior authorization by the Minister of the Economy, who may attach one or more conditions to the authorization of such a transaction and, in certain cases, refuse to grant such authorization.

3.5.4	Legal risks related to the operation of activities under exclusive rights

Through its subsidiary Francopia, the Group markets alkaloids, including opiates, for the composition of narcotic products in France, Canada and Japan, but excluding the United States. Francopia is, as of the date of the Prospectus, the only operator in France authorized by the ANSM to market opiates on French territory. The ANSM has also put in place an import quota regime that limits the sale of opiates in France by other companies located outside France. During the year ended December 31, 2021, the Group’s sales of opiates in France amounted to €16.3 million, or 1.8% of its consolidated revenue.

However, in countries in which the Group markets opiates, health authorities such as the ANSM might decide to allow higher import quotas (currently limited in France to 10% of the volumes of APIs used by opiate drug producers operating in France), thus forcing the Group’s products to face increased competition. Similar quotas exist in other countries, in particular the United States and Spain, which limit the marketing of the Group’s opiates.

The consequences of such a decision could have a material adverse effect on the Group’s business, the selling price of the Group’s products and, consequently, the Group’s financial position, results and outlook.

The risk of dependence of the Group on the Sanofi group, which produces all of the alkaloids marketed by Francopia, is described in Section 3.2.2 “Risks related to supply difficulties, raw material and energy costs, and relationships with certain suppliers and subcontractors” of the Prospectus.

3.5.5	Risks related to compliance and ethics actions or investigations

The Group’s activities are subject to various compliance and business integrity regulations. These regulations could become more numerous and/or binding starting with the Company’s initial listing. Due to its market and geographical coverage, the Group is also exposed to risks related to non-compliance with the provisions of competition law.

Despite the Group’s efforts, inappropriate or illegal behavior by its employees, officers and/or external third parties acting in the name and on behalf of the Group could occur and could expose the Group and/or its officers to potential prosecution and penalties, including fines.

Actions or investigations regarding compliance and business integrity related, for example, to allegations of corruption, money laundering, misappropriation of property, conflicts of interest or non-compliance with procedures, including procurement, in connection with the Company, its employees and suppliers, and in particular with regard to competitive and business practices, the protection of employees, the environment, personal data and other legal matters could affect the reputation, business, operating income and financial position of the Group.

3.6	Insurance and risk coverage

3.6.1	Insurance policy

The Group’s insurance policy is coordinated by the Group’s financial management with the support of the operational departments.

The implementation of insurance policies is based on the determination of the level of coverage necessary to handle the reasonably estimated occurrence of liability, damage or other risks. This assessment takes into account assessments made by insurers as risk underwriters. Non-insured risks are those for which there is no offer of coverage on the insurance market or those for which the offer of coverage and/or its cost are not in line with the potential interest of the insurance or for which the Group considers that the risk does not require insurance coverage.

In particular, the Group has taken out property damage/operating loss, civil liability, environmental and cargo policies with internationally renowned and solvent insurance companies. The Group’s policies are supplemented, for risks not covered by them, on a case-by-case basis by policies written locally for a particular subsidiary or site.

3.6.2	Risk coverage policy

Objectives

Risk control is considered a priority by Group management, which closely links internal controls to internal audits. The Group’s risk management and internal control systems are based on the Sanofi group’s internal control and risk management practices, which are in turn based on a range of appropriate resources, procedures and actions to ensure that the necessary measures are taken to enable the Group to:

•	achieve its objectives, fulfill its missions, and detect development opportunities in all of its fields of activity while adhering to its values and ethics and complying with laws and regulations; and

•	protect its core assets that are the foundations of its business, identify critical points and potentially risky internal and external events and situations for the smooth operation of its business.

Organizational framework

The risk management process and internal controls, which allow the Group to identify and prevent the risks that it may face, are overseen by the corporate affairs and finance departments. The corporate affairs department, which also brings together the Group’s expertise in communications, Environmental, Social and Governance (ESG) and public affairs, and the finance department contribute to the Group’s executive committee.

Within each of the Group entities, a person responsible for risk management designated under the Business Continuity Plans is responsible for identifying industrial risks, which is then coordinated at Group level by an Industrial Operations Program Project Manager. In addition, the identification of business risks, strategic projects and health, safety and environmental (HSE) risks is the responsibility of the Sales Operations Department, the Strategy Department and the Industrial Affairs Department. In addition, risks related to the Company, other global support functions and disputes are identified at the Group level by an ESG & Risk Manager within the Corporate Affairs Department. Risk management is centralized at Group level by the Corporate Affairs Department.

Internal control is the responsibility of the operational departments of each of the Group’s entities, under the control of the financial department, which coordinates the operation of the whole system. It plays a central role in establishing the procedures applicable at Group level and defining the framework within which subsidiaries exercise their internal control responsibilities.

Risk management and internal control system

The Group’s overall risk management and internal control system is based on several elements, including:

•	standardized procedures by business line and function;

•	operational risk control;

•	the management of the Group’s overall risks at different scales (functional departments, subsidiaries);

•	the mapping of the Group’s major risks validated by the Group’s executive committee in February 2021;

•	monitoring of the Group’s internal control system;

•	the ethical system and organization comprising the Group’s procedures and code of ethics and training courses to be put in place in early 2022; and

•	the internal audit, which, as an independent assurance function and will be outsourced, assesses the efficiency and functioning of the system as a whole.

With regard to internal control and risk management, as of the date of the Prospectus, the Group chose to work on the basis of the main recommendations proposed by the AMF Terms of Reference and Application Guides, as updated in July 2010, and the recommendations of the report of the audit committee working group, also published in July 2010. The Group also relies on the experience of the Sanofi group in the area of internal control and risk management and has taken inspiration from certain tools used by Sanofi. These tools are being adapted to the Group’s business model, geographic footprint and size.

Group risk management

Group risk management refers to the measures put in place by the Group to identify, analyze and mitigate the risks it is exposed to. The process for developing and reviewing the risk mapping developed by the ESG & Risk Manager, which was implemented in 2020, allows the identification of the main risks to which the Group is exposed and assesses, for each of them, their potential impact as well as the action plan put in place, and in particular the persons responsible within the Group for monitoring the remedy plans and associated controls.

The Group will set up an operational risk committee, which will be composed of a Chair, a Secretary and representatives of the various functions (strategic, human resources, quality, legal, finance, etc.) and the Group’s business divisions, to validate and update the risk map based on the updated information that will be communicated to it. The Group risk management system will be regularly reviewed by the operational risk committee, which will report the risks to the Corporate Affairs Department.

In addition, the ESG & Risk Manager within the Group’s Corporate Affairs Department conducts the specific initiatives summarized below.

The risk mapping framework will be presented annually by the Chairman of the operational risk committee, to the audit committee that will be established within the Board of Directors upon the admission of the Company’s shares to trading on the regulated market of Euronext Paris, and, at its request, to the Board of Directors or to one of its other committees.

For example, the internal action and policy plans put in place to manage the risks identified by the Group include:

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Risks related to geopolitical and macroeconomic instability and the international character of the Group’s activities. To anticipate the risks related to geopolitical instability and the international character of its activities, the Group relies on the Corporate Affairs Department, and in particular a dedicated network responsible for monitoring developments in each country and in particular in those in which the Group has production sites. The upstream integration of the Group allowed it to limit the impact of the difficulties encountered by its Asian suppliers in 2020.

•	Risks related to competition in the markets in which the Group operates. To limit competitive pressure, the Group relies on several tools, processes and remediation plans:

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competitive oversight, by product range and technology, which informs the business strategy of the Group, which integrates it into its price positioning and the organization of its sales forces and of its offers;

•	a business risk analysis, which is regularly reviewed to guarantee Group responsiveness and excellence in its support of its customers;

•	multi-year contracts with customers are encouraged to secure the Group’s revenue;

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action plans for the optimization of structure costs (see Section 6.4.3 “Improve operating margin of the Group” of the Prospectus) and the transformation of the Group, in particular in the context of the development of its CDMO activities (see Section 6.4.2 “Capitalize on innovation and development to accelerate the reorientation of the portfolio toward the CDMO activities, particularly in the peptide and oligonucleotide segment” of the Prospectus) will be deployed in 2022; and

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regular investment in the continuous improvement of processes, in addition to activities for research of new technologies and the development of innovative processes to reduce the production costs and environmental footprint of the Group’s production methods and differentiate itself through its technological advances and capacity for innovation.

The size and diversity of the Group’s portfolio, which consists of approximately 200 APIs registered with regulatory authorities in many countries, offers stability. Its network of industrial sites and production capacities enables it to ensure the continuity of production operations and monitor projects from the clinical phases to the commercial phases.

The Group maintains its reputation as a provider of reliable, high-quality APIs, its regulatory activities and its strong competitive position in the major geographical areas of the global market for APIs and provides its customers with expertise in a wide range of that market to best meet their specific needs.

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Risks related to the operation of industrial sites. The Group develops risk reduction plans that incorporate short- and medium-term investments as well as organizational or management actions. It also draws on the results of regular regulatory audits to define scenarios that enable it to assess and anticipate the consequences of different events and develop human and material recommendations. The Group is also constantly mobilized to develop and operate safe industrial processes, promote a culture of safety and ensure the protection of the health and safety of its employees. The Group is thus implementing Health, Safety and Environment (HSE) procedures that take into account the main problems related to industrial processes and in particular chemical risk management. In particular, with regard to chemical risk management, the Group is putting in place procedures for the safety and monitoring of the chemical substances and mixtures that it uses and manufactures at its sites, three of which are rated SEVESO “high-threshold” sites in Vertolaye, Frankfurt and Ujpest, and two of which are rated as SEVESO “low-threshold” sites in Saint-Aubin-lès-Elbeuf and Brindisi. Facilities operating on the SEVESO sites referred to above are inspected at least twice a year. It ensures technical and regulatory monitoring of the hazardous substances and mixtures used and manufactured. Where appropriate, the Group may be required to substitute the use of certain substances at its sites. Employees of the Group that come into contact with chemicals classified as hazardous in the course of their professional activities within the Group shall receive appropriate medical monitoring that takes into account the inherent risks of these substances.

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Risks related to supply difficulties, raw material and energy costs and relationships with certain suppliers and subcontractors. The Group conducts regular monitoring of supply difficulties as part of the continuity of the supply program implemented by the Sanofi group and adopted by the Group as a result of the Prior Reorganization Transactions. The purpose of the program is to assess risks to the chain (from the supply of raw materials to the production of the API and the release of the product) and the establishment of security plans. The Group has also implemented a program to develop several sources of supply for critical raw materials (mono-sourcing exit program) whenever the market proposes these potential sources. A continuous and multidisciplinary process of risk analysis of the raw materials used by the Group and their suppliers is in place to enable the coordination of the qualifications of alternative suppliers or manufacturing sites with a view to reducing mono-source risks and regional dependence that is critical to ensure continuity of supply. In the current climate of strong price increases, in particular for raw materials and energy, many of the Group’s contracts contain clauses allowing it to pass on part of the increases in these costs to its customers. The Global Manufacturing and Supply Agreement, as amended, includes (i) a compensation mechanism for the Group in the event of a significant increase in the price of certain key raw materials and solvents, subject to the compliance with certain thresholds and time limits, and (ii) a clause providing for reciprocal sharing of a portion of the increase in energy costs related to Sanofi’s purchases, in relation to a reference base determined by the parties, which is applicable from January 1, 2022, to December 31, 2026. The Group also intends to further formalize the relationship with its suppliers through contracts rather than purchase orders in order to better control the volatility aspects for all raw materials used by the Group. To handle the difficulties of energy supply and the increase in its cost, the Group sources directly from the gas and electricity markets and uses hedging instruments (futures contracts), to make prices more even over time. These instruments cover almost all of the Group’s energy purchases in 2021 and 2022 (except spot purchases) and, as of the date of the Prospectus, approximately 20% of its energy purchases for 2023. The Group’s coverage strategy is to hedge over an anticipated period of three years and to have a minimum of 90% of prices fixed before the end of year N-1 for year N. In addition, the manufacturing of alkaloids marketed by Francopia is subcontracted to a Sanofi group site under a Reverse Manufacturing and Supply Agreement in effect for a period of five years from the date of the Loss of Control by Sanofi. Francopia also uses several specialized secure transport providers, which have been audited by the Sanofi group. In addition, the import quota regime introduced by the ANSM to limit the sale of opiates in France by other companies located abroad was supplemented in 2018 by a secure inventory policy adapted to the needs of operators, which helps to secure supplies. Finally, the raw materials necessary for the manufacture of the APIs of Francopia and the finished products are stored separately to reduce the risk of breakage in the event of an incident.

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Risks related to Group investments. The Group relies on the investments made by the Sanofi group on the transferred sites over the past few years, which mainly include maintenance and compliance investments. In the future, it intends to continue this investment policy by increasing the proportion of performance and growth investments in the total share of its investments. These projects (duration, amounts) are monitored by dedicated teams at the local level and/or globally for strategic projects. Moreover, some of the Group’s growth investments made as part of its CDMO activities have been co-financed by its customers, in addition to the amounts invested by the Group, in the form of payments prior to investments made or of increased payments on the price of the products during the commercial relationship.

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Risks related to the demand for the products and services offered by the Group. The Group relies on an annual business risk analysis to develop the business strategy for its highly diverse portfolio of approximately 200 APIs spread across several therapeutic areas. To be constantly in line with the needs of the market, a team of business analysts monitors the Group’s competitors and market trends. The Group has also put in place a proactive strategy for the development of its portfolio and the extension of the range of its APIs, which is driven by a team of product portfolio managers to adapt to changing market needs.

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Risks related to the development, marketing or launch of new products manufactured by the Group on its behalf or on behalf of its customers. The Group has established a business development plan, equipment investment plan and skills recruitment plan to expand its product portfolio with new products and its CDMO activities, which is one of the pillars of the Group’s organic growth. The Group’s objective is to increase the number of employees in its R&D team to approximately 575 in 2025 (from about 330 in 2021), including a number of employees in the development teams dedicated to the CDMO activities exceeding 250 by 2025. To ensure operational agility, a system for managing the priorities of research and development (R&D) projects and commercial projects based on the possibilities of the sites is being put in place to respond as quickly as possible to the requests of customers in relation to the Group’s strategic plan, while offering them the necessary guarantees of feasibility, quality and confidentiality for that activity.

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Risks related to the dependence of certain Group sites on the performance of some major products. The growth of CDMO activities, including the development of the formulation and production of new APIs, will help to diversify the activities of the Group’s production sites and reduce their dependence on the performance of a few products. The Group has also set up training to strengthen the mobility of certain teams, which will be able to move from one Group site to another according to the needs of the customers for the Group’s APIs. In addition, the Group’s premium positioning, both in the context of its API Solutions business and as a CDMO, is characterized in particular by a price sensitivity that is lower for the Group’s products than the products of most of its competitors.

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Risks related to IT systems. In order to protect the Group’s IT systems and mitigate the increasingly sophisticated cyberattacks that target healthcare-related companies, a reference framework has been put in place with the support of the Sanofi group. The Group has also defined a program for the governance and monitoring of the security of its IT systems that includes crisis management and business continuity plans and initiated the recruitment of a Chief Information Officer. The Group’s cybersecurity strategy is comprised of five pillars:

•	the protection of the Group’s IT systems, which is based in particular on continuous Internet protection;

•	monitoring, through the use of daily performance indicators for Group terminals;

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responding to threats, including through a highly automated cybersecurity operations center, which is based on the various tools deployed on the Group’s platforms to detect and classify security-related events for the Group’s IT services and intervene to stop or reduce such events;

•	accountability, which is based on several services available to end users and companies; and

•	data recovery, including regular crisis training and testing of data backups for critical functions.

The deployment of security applications that prevent, detect and respond to cyberattacks is underway to be operational by March 31, 2022.

In the context of the Prior Reorganization Transactions, the Group relied on the principles for cyber security and the technical solutions adopted by the Sanofi group. It is also establishing its IT security department in close collaboration with Sanofi and recruited a director of IT security. The Group will benefit from Sanofi’s support until this department is fully operational. The personal data protection policy inherited from the Sanofi group is currently being adapted to the Group’s business model and will be implemented before the Company’s initial listing.

In addition, the Group will subcontract a portion of the services to benefit from the latest technological advances useful for its protection and will receive the support of the Sanofi group under a transitional service agreement (see Section 18.3.4 “Service supply agreements” of the Prospectus) until the implementation of those services.

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Risks related to social dialog. As part of the labor process necessary for its creation, in December 2021, the Group conducted negotiations to establish, mainly in France, institutions representing employees comprising a Social and Economic Committee (Comité Social et Economique (CSE)) at the headquarters level, followed by a Central Social and Economic Committee. In addition, an equity-interest agreement and an incentive agreement will be put in place by the Group in France, in order to collectively guarantee eligible employees the right to participate in the results of their company and to collectively associate eligible employees with these results. In order to guarantee the quality of the social dialog, several studies and surveys were also conducted on the basis of interviews and feedback. The items collected in these studies and surveys are used to develop action plans to prevent labor tensions.

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Risks related to relations with Group customers other than Sanofi. The Group conducted a customer satisfaction survey in 2021 to anticipate possible risks related to the relationship with its customers. The market for APIs is characterized by (i) a significant captive market of pharmaceutical companies, in which development and production are oriented toward their internal use, (ii) a long time-to-value for a change of supplier and (iii) a limited share of the cost of the API in the final cost of the finished product. In addition, manufacturing processes and supply chain characteristics must be agreed upon, approved and established prior to the start of commercial manufacturing, taking into account the regulatory framework. In addition, certain contracts entered into by the Group, both in the context of its API Solutions business and CDMO activities, include guaranteed minimum purchase volumes. The Group also enjoys a commercial structure focused on its customers that is present on all continents (see Section 6.5.3(d) “Marketing” of the Prospectus). In order to maintain the quality and reliability of the supply of its products and the excellence of its technology platform, the Group also makes significant recurrent investments.

•

Risks related to the Company’s dependence on its key elements and qualified personnel. The Group initiated the implementation of a succession plan for persons in senior management functions, including programs for training and transmission of operational capabilities within the Group. As part of the implementation of its target organizational structure, the Group carried out an analysis to identify possible skills gaps. An active recruitment system has also been put in place. The system consists of various phases: planning and approval, candidate searches, profile reviews, interviews, selections and offers and post-recruitment. In addition, a training plan has been developed to address the deficit of certain skills and anticipate skill management needs.

•

Risks related to acquisition strategy. The Group’s acquisition strategy is based on the complementary nature of the technologies, markets and portfolios of an acquired company and of the Group in order to facilitate the integration of the acquired company. A team of two strategy leaders runs a working group in which various company departments (CDMO, Sales, Marketing, R&D, Industrial and Scientific Operations) participate to monitor a pipeline of complementary targets.

•

Risks related to cost reduction initiatives and changes in reimbursement practices of health administrative authorities. The pressure on prices due to the control exercised by health authorities and insurance on the cost of health care expenses is a constant in the pharmaceutical market. This phenomenon is offset by the aging of the population, the increase in life expectancy and demographic growth, which support the demand for drugs and thus the production volumes of drugs and, consequently, the APIs that are part of the composition of those drugs. In order to prevent the erosion of its margins, the Group invests in technical innovation to reduce prices and in the distinctiveness of its APIs. The Group’s offer through its CDMO activities is also directed toward innovative compounds developed by pharmaceutical laboratories.

•

Risks related to the influence exerted on the Company’s business and strategy by Sanofi, the Company’s main shareholder. The Company intends to establish a governance structure that it considers to be in compliance with the AFEP-MEDEF Code (see Section 15.4 “Declaration of compliance with the corporate governance system in force” of the Prospectus). In this regard, it should be noted that Sanofi, through its subsidiary Sanofi Aventis Participations, will have only one representative out of a total of ten members of the Board of Directors of the Company as of the admission of the Company’s shares to trading on the regulated market of Euronext Paris, that the Company intends to appoint at least six directors who are independent according to the criteria defined in the AFEP-MEDEF Code as of the admission of the Company’s shares to trading on the regulated market of Euronext Paris and that both companies (Sanofi and EUROAPI) do not have any executive corporate officers in common (Chief Executive Officer and/or Deputy Chief Executive Officer).

•

Risks related to difficulties or delays in the implementation of internal control and other structures and appropriate IT systems necessary for the proper functioning of the Group. The Group relies on the experience of the Sanofi group in internal control, internal audit and risk management, and in 2020, it engaged an external service provider to carry out a review of its risk management, internal control and internal audit functions, which resulted in action plans that are currently being implemented. In particular, internal auditing will be outsourced to a recognized service provider in order to ensure the professionalization of these tasks and adequate resources adapted to the Group’s size. A regular communications and change management program for Group employees and managers was established prior to the review of the social agreements initiated at the beginning of the second quarter of 2021 as part of the Prior Reorganization Transactions. In addition, the Group has initiated a cultural transformation program based on its values and expected behaviors (agility, customer orientation, entrepreneurial spirit) and has established indicators that will enable its employees to assess their performance under the new scope and that will be used for the variable remuneration that may be awarded to them. The information technology systems and procedures specific to the Company with regard to internal control and internal audit are also being adapted to the specific characteristics of EUROAPI and are currently being improved.

•

Risks related to contractual relations established with the Sanofi group. In accordance with the terms of the Master Carve-Out Agreement entered into by and between the Company and Sanofi, which lays down the general principles and organizes the terms and conditions for the completion of the Prior Reorganization Transactions, the Company and Sanofi have appointed a committee to monitor the Prior Reorganization Transactions and a committee to monitor the commercial relationships between the parties. Both committees will continue to meet for a period of three years, and five years from the Loss of Control by Sanofi, respectively. In addition, the Global Manufacturing and Supply Agreement entered into by the Group with effect from October 1, 2021, has a term of five years following the Loss of Control by Sanofi. Finally, for several products, the Group acts as the sole source of supply listed in the Sanofi group’s regulatory file for a specific drug. The Group’s sales for these products amounted to approximately 30% of the Group’s restated revenue for the year ended December 31, 2021.

•

Exchange rate risks. The overall management of exchange rate risk for the Group as a whole is overseen by the Group’s financial department. The only authorized instruments will be spot and forward purchases/sales as well as vanilla exchange options (call/put). The Group does not use financial instruments on a speculative basis. Balance sheet exchange rate risk will not be hedged.

•

Interest rate risks. Given the centralization of financing, interest rate risk is localized at the Group level. The only instruments allowed are swaps and so-called vanilla (cap/floor) exchange options. The Group does not use financial instruments on a speculative basis.

•

Liquidity risks. The Group has set up a centralized cash flow driven by the Company for all of its subsidiaries (cash pivot and centralized management of financing). Monitoring will be provided by a company computer tool that will make it possible to retrieve the bank statements of all Group subsidiaries and the issuance of almost all payments. Electronic payments not managed by the said IT tool will be administered by the Group through the online banking services of its banking partners (mainly in Japan and China). In addition, on February 22, 2022, the Group entered into the €451 million RCF Loan Agreement, effective as of the admission of the Company’s shares to trading on the regulated market of Euronext Paris.

•

Risks related to product liability. Between 2018 and 2021, Sanofi and the Group conducted a risk analysis of the entire portfolio of APIs transferred to the Group related to the presence of mutagenic impurities in the nitrosamines family. This analysis showed that there is no risk of nitrosamines for some of the APIs produced by the Group (in particular the absence of nitrosodimethylamine and nitrosodiethylamine impurities for sartans such as Irbesartan and Olmesartan Medoxomil) or, for others, to implement nitrosamine remediation plans and develop a methodology to proactively assess and mitigate the risks associated with nitrosamines. The Group will also continue to proactively assess the risk of mutagenic impurities in its key APIs over the next five years in accordance with the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (ICH) guideline M7(R1) on assessment and control of DNA reactive (mutagenic) impurities in pharmaceuticals to limit potential carcinogenic risks. This expertise will enable the Group to ensure risk control and develop a competitive advantage over its competitors by offering its pharmaceutical customers regulatory files that comply with the current requirements of the authorities. Depending on the chemical process applied by the Group, the identification of a mutagenic impurity may be a competitive opportunity factor in the event of compliance with the applicable regulations. Moreover, as of October 1, 2021, Sanofi has agreed to compensate the Company for the costs related to the regulatory review of a list of APIs included in the scope of the Transferred Activity, up to a maximum amount of €15.0 million (see Section 18.1 “Agreements signed by the Sanofi group and the Group for the execution of the Prior Reorganization Transactions” of the Prospectus).

•

Risks related to environmental and safety regulations and environmental liabilities. The Group devotes a significant share of its investments to the maintenance of its industrial equipment, the compliance and safety of production equipment and facilities and the improvement of productivity. Actions to remedy the historical impacts arising from the activities conducted on the Vertolaye and Saint-Aubin-lès-Elbeuf sites are being carried out under the supervision of the competent administrative authorities. The Group’s sites are implementing regulatory oversight and employing local third-party companies to implement advanced regulatory oversight to comply with the latest regulatory developments and anticipate potential regulatory developments by identifying weak signals and regulatory trends. Furthermore, the Group aims to have all its sites achieve ISO 14001 (best environmental practices) and ISO 50001 (best energy practices) certification by 2023 at the latest. In order to mitigate risks related to environmental liabilities, on December 31, 2021, the Group recorded “provisions for environmental risks” for a total amount of €47.8 million to cover, in particular, risks related to the current on-site hydraulic containment of polluted groundwater and the corresponding control measures in such locations as Frankfurt, Brindisi, Ujpest and Vertolaye. However, no assurance can be given that these provisions are sufficient to cover the actual costs incurred in relation to the identified contamination. The Group also has insurance covering environmental liabilities prior to the date of the transfers for a period of ten years from October 1, 2021, and for a maximum amount of €50 million (subject to the usual exclusions for this type of insurance) and a commitment by Sanofi to assume the remediation costs identified at certain non-operational Group sites located in France limited to €16.7 million (see Section 18.1 “Agreements signed by the Sanofi group and the Group for the execution of the Prior Reorganization Transactions” of the Prospectus).

•

Risks related to the laws and regulations applicable to the Company’s activities. The Group’s quality department monitors applicable regulations and ensures that harmonized quality standards are applied throughout the world in order to comply with regulatory requirements. In addition, as of October 1, 2021, Sanofi has agreed to compensate the Company for the costs related to the regulatory review of a list of APIs included in the scope of the Transferred Activity (as defined in Section 7.1 “Description of the Prior Reorganization Transactions”), up to a maximum amount of €15.0 million (see Section 18.1 “Agreements signed by the Sanofi group and the Group for the execution of the Prior Reorganization Transactions” of the Prospectus).

•

Legal risks related to the operation of activities under exclusive rights. Francopia’s business in France is under the control of the International Narcotics Control Board (INCB) in accordance with the principle of “one country, one producer” that arose from the 1961 United Nations Single Convention on Narcotic Drugs. In this context, the ANSM has introduced an import quota scheme to define the scope of Francopia’s exclusivity for French pharmaceutical operators.

•

Risks related to compliance and ethics actions or investigations. As part of its creation and implementation of its organization and governance, the Group has adopted a set of policies designed for all its employees to ensure the integrity of the Group’s business practices, the management of its information and the protection of its employees. These policies include an anti-corruption policy, a conflict of interest policy, a policy on donations and other contributions, a whistleblowing policy and a disciplinary policy.

Ethical measures and organization

Ethics and anti-corruption rules are key values and a major concern of the Group. The Group now has a compliance, ethics and personal data manager and has put in place procedures and a code of ethics. It also expects its partners, mainly its suppliers and customers, to comply with its ethics and anti-corruption policy.

In addition, the prohibition on engaging in fraudulent practices is the subject of dedicated training and extensive communication within the Group to raise awareness among employees and limit the risks related to corruption and ethics.

4.	ESSENTIAL INFORMATION

4.1	Declaration on consolidated net working capital

The Company certifies that, in its opinion, the Group’s consolidated net working capital is sufficient – i.e., that the Group has sufficient cash resources and liquidity – to meet its current obligations over the next 12 months as of the date of approval of the Prospectus by the AMF.

4.2	Capitalization and indebtedness

Pursuant to Item 3.2 of Annex 11 of Delegated Regulation (EU) 2019/980 of March 14, 2019, and to the guidelines published by ESMA (European Securities Market Authority) in March 2021 (ESMA32-382-1138/paragraph 166 et seq.), the table below shows the (unaudited) consolidated shareholder’s equity and consolidated net financial debt position at December 31, 2021 as per IFRS.

in millions of euros	December 31, 2021
1. Capitalization and indebtedness
Total current debt (including current portion of non-current debt)	5.4
Secured	0.0
Guaranteed	0.0
Unguaranteed/unsecured(1)	5.4
Total non-current debt (excluding current portion of non-current debt)	18.7
Secured	0.0
Guaranteed	0.0
Unguaranteed/unsecured(2)	18.7
Shareholders’ equity	1,011.4
Share capital	90.0
Legal reserve	0.0
Other reserves(3)	921.4
2. Analysis of net financial indebtedness
A – Cash	10.3
B – Cash equivalents	0.0
C – Other current financial assets(4)	10.9
D – Liquidity (A+B+C)	21.2
E – Current financial debt (including debt instruments, but excluding current portion of non-current financial debt)	0.0
F – Current portion of non-current financial debt	5.4
G – Current financial indebtedness (E+F)	5.4
H – Net current financial indebtedness (G-D)	(15.8)
I – Non-current financial debt (excluding current portion and debt instruments)	18.7
J – Debt instruments	0.0
K – Non-current accounts payable and creditors	0.0
L – Non-current financial indebtedness (I+J+K)	18.7
M – Total financial indebtedness (H+L)	2.9

(1)	including €4.0 million of lease liabilities recognized in accordance with IFRS 16.
(2)	including €18.7 million of lease liabilities recognized in accordance with IFRS 16.
(3)	including in particular the comprehensive income for the year ended 2021 and the issue premiums.
(4)	includes the “Other current financial assets” presented in note “D.22. Related party transactions” of the Group’s consolidated financial statements included in Chapter 19 of the Prospectus.

As of the date of the Prospectus, the Group is not aware of any material indirect or contingent liabilities, other than the off-balance sheet commitments presented in notes “C. Principal agreements” and “D.23. Off balance sheet commitments” of the Group’s consolidated financial statements included in Chapter 19 “Financial Information” of the Prospectus.

On February 23, 2022, the Company carried out, in connection with its listing, a capital increase of €83,719,000 fully subscribed by Sanofi Aventis Participations and paid up in cash at a unit subscription price of €20.79. This price is not indicative of the market price of the Company’s shares following their admission to trading on the regulated market of Euronext Paris. The reader is invited to refer to Section 20.1.7 “History of share capital over the past three years” of the Prospectus for further details.

To the Company’s knowledge, with the exception of the above-mentioned capital increase, no material change affecting the level of shareholders’ equity (excluding comprehensive income for the interim period from January 1, 2022 to the date of the Prospectus) has occurred between December 31, 2021 and the date of the Prospectus. In addition, taking into account the cash capital increase mentioned above, the level of indebtedness (including indirect and contingent liabilities) has not changed significantly between December 31, 2021 and the date of the Prospectus.

As a reminder, on February 22, 2022, the Group entered into the RCF Loan Agreement with a syndicate of international banks including BNP Paribas, Bank of America, JP Morgan, Crédit Agricole CIB, Société Générale, Deutsche Bank and Natixis (the “Lenders”). The purpose of the RCF Loan Agreement is to fund the Group’s general cash requirements and/or acquisitions. Under the RCF Loan Agreement, the Company will be able to make drawdowns as soon as it notifies the Lenders of the initial listing of the Company’s shares on the regulated market of Euronext Paris (see Section 9.2.2(a) “RCF Loan Agreement” of the Prospectus).

4.3	Interest of natural and legal persons involved in the Distribution in Kind

BNP Paribas, BofA Securities Europe SA, J.P. Morgan SE, Crédit Agricole Corporate and Investment Bank, Deutsche Bank Aktiengesellschaft, Natixis and Société Générale–acting in the capacity of ECM advisors (“ECM Advisors”) in the Distribution in Kind, and/or certain of their affiliates, have provided and/or may provide in the future, various banking, financial, investment, commercial or other services to the Company or to companies within the Group, their shareholders, their affiliates or their corporate offices, for which they have received or may receive compensation. The ECM Advisors may also be involved in bank financing operations that the Company may seek to undertake.

In this regard, on February 22, 2022, the Group entered into the RCF Loan Agreement with a syndicate of international banks including BNP Paribas, Bank of America, JP Morgan, Crédit Agricole, Société Générale, Deutsche Bank and Natixis.

4.4	Reasons for the Distribution in Kind and use of the proceeds

The Company’s initial listing is part of Sanofi’s “Play to Win” simplification project. Its purpose is to create the conditions for EUROAPI to enhance its status as a partner of choice for all pharmaceutical and biotechnology companies, and to achieve greater independence and visibility so that it can become a global leader in the production of APIs.

5.	INFORMATION ABOUT THE COMPANY

5.1	Legal and commercial name of the Company

As of the date of the Prospectus, following the decision of the sole shareholder of the Company on February 3, 2021, the corporate name of the Company is “EUROAPI”.

5.2	Place of registration and registration number

The Company is registered in the Paris Trade and Companies Register under number 890 974 413.

LEI: 9695002FT7GGI3CKKJ14

5.3	Date of incorporation and duration of the Company

The Company was incorporated on November 10, 2020, for a term of 99 years from the date of its registration in the Trade and Companies Register on November 13, 2020, i.e., until November 13, 2119, unless extended or dissolved earlier.

The financial year begins on January 1 and ends on December 31 of each year.

5.4	Registered office of the Company, legal form and governing laws

As of the date of the Prospectus, the Company is a French simplified joint-stock company (société par actions simplifiée) governed by French law, and is primarily subject, for its operation, to Articles L. 225-1 et seq., of the French Commercial Code by reference to Article L. 227-1 of the French Commercial Code.

On March 30, 2022 the sole shareholder of the Company decided of the transformation of the Company into a French public limited company (société anonyme), subject to the approval of the Distribution in Kind by Sanofi’s combined annual shareholders’ meeting, to be held on May 3, 2022, and amended its articles of association accordingly, effective as of said transformation.

The Company’s registered office is located at 15 rue Traversière, 75012 Paris, France.

The Company’s contact information is as follows:

Telephone: +33 (0) 1 89 20 62 00

Email: global_euroapi@euroapi.com

Website: www.euroapi.com

The information provided on the Company’s website is not part of the Prospectus.

6.	BUSINESS OVERVIEW

6.1	Overview

The Group develops, manufactures, markets and distributes active pharmaceutical ingredients (APIs) and intermediates used in the formulation of medicines for human and veterinary use, both from originators and generics, including all types of molecules in the API market: small molecules (including complex chemical synthesis molecules, biochemistry molecules derived from fermentation and highly potent molecules (“HP-APIs”)) and large molecules (such as peptides and oligonucleotides). As of December 31, 2021, the Group markets its APIs to approximately 530 customers in more than 80 countries. Its customer base includes the majority of the world’s largest pharmaceutical companies (including Sanofi, Boehringer Ingelheim and Alfasigma), generic drug manufacturers (Teva), and animal health products manufacturers (MSD Animal Health, Ceva), consumer health and nutrition products companies (DSM), biotech companies (Mithra, SQY Therapeutics, Rancho Santa Fe and NH Theraguix), CDMOs (Catalent) and distribution companies. The Group, which generated €902.2 million in restated revenue and €892.8 million in consolidated revenue for the year ended December 31, 2021, estimates that, in terms of revenue, it is the world’s leading manufacturer of small molecules and the world’s second-largest manufacturer of APIs (including small molecules and large molecules), as well as the seventh-largest manufacturer in the global CDMO (Contract Development & Manufacturing Organization) market in 2020.6

The Group is the result of a reorganization of part of the Sanofi group’s activities (see Section 7.1 “Description of the Prior Reorganization Transactions” of the Prospectus) in the development, manufacture, marketing and distribution of APIs. With more than 150 years of experience in the API market, the Group is composed of six manufacturing sites and development centers equipped with state-of-the-art technology, all located in Europe (Vertolaye and Saint-Aubin-lès-Elbeuf in France, Frankfurt in Germany, Ujpest in Hungary, Brindisi in Italy and Haverhill in the United Kingdom), and a customer-oriented organization responsible for the commercialization and marketing of its products, with a worldwide reach. The Frankfurt site is the largest production site for APIs in Europe.7 As of December 31, 2021, the Group employs around 3,350 full-time equivalent employees (FTEs).

APIs enable the pharmacological activity of a drug and, together with excipients, are one of the two key components of a drug. The Group is engaged in the merchant market for APIs, corresponding to the development and production of APIs intended for sale to third parties.

The Group offers its customers (i) a diversified portfolio of APIs from its third-party sales business, for which the intellectual property is owned by the Group or licensed by the Group and/or is subject to a distribution agreement (the “API Solutions” business), and (ii) development and/or manufacturing services for APIs, as a CDMO, for which the intellectual property is owned by the Group’s customers (the “CDMO” (Contract Development & Manufacturing Organization) business). In addition to the sale and development of APIs, the Group also offers a range of high value-added services allowing to meet customers’ business needs and to support them in their regulatory filings. For the year ended December 31, 2021, the API Solutions business and CDMO activities respectively accounted for 75.1% and 24.9% of the Group’s consolidated revenue.

The Company’s strategy is focused on reinforcing its status as a key player in the small molecules market, both by accelerating the growth of the revenue of its existing portfolio of APIs in its API Solutions business, and by encouraging the growing exposure of its portfolio to its CDMO activities, especially by continuing to invest in technology and innovation, as well as the development of its production capacities and it aims to improve the Group’s operating margin, continue efforts to improve cash position and pursue a strong environmental and societal commitment by capitalizing mainly on the strong legacy of Sanofi.

[6]

Source: Company’s estimate based on third-party market research conducted using the annual reports published by the main industrial players in the APIs sector, public databases (including Capital IQ and Orbis) as well as interviews with market experts.

[7]	Source: Company’s estimate based on the market research conducted by third parties and interviews with market experts.

6.2	Description of markets and competitive position

6.2.1	Presentation of the API market[8]

Medicines are generally composed of two key elements: the APIs or “drug substances”, which enable the pharmacological activity, and the excipients, which are necessary for enhanced stability and better absorption of the API within the drug.

The value chain of the pharmaceutical industry includes the discovery and development of the medicine (including the API), the development of the manufacturing processes to produce the API and the drug product, production (API and medicines), packaging (primary and secondary) and logistics operations, as well as the marketing of the medicine (exclusively, during the term of the patents, then in generic form thereafter). The market for the manufacturing process development and production of APIs breaks down into two sub-markets:

•	the captive market: the development and production of the API are carried out by the company that markets the finished drug product; and

•	the merchant market: the development and/or the production of the APIs is outsourced by the company that markets the finished product to third parties.

Due to the criticality of APIs in the value chain of the drug, production is heavily regulated by the health authorities, from quality and patient safety to health aspects in the workplace and the environment. Certifications (regulatory files) are necessary to sell them. Regular inspections by health authorities are conducted at the sites.

In addition, the industry is characterized by development and manufacturing processes with long and complex cycles that require significant financial investments, a high level of expertise and control of different production technologies, as well as solid experience in managing the value chain (including supply, complex analytical validation methods and the elimination of manufacturing waste) which generate major investments, technological and logistics constraints.

6.2.2	Market dynamics[9]

Market size and segmentation of the API

Within a pharmaceutical market of around €1,130 billion in 2019, EUROAPI targets the merchant part in process development and the API manufacturing market, resulting in an addressable market valued at €72 billion in 2019 (out of a total market for APIs, including the captive segment, of around €160 billion).

[8]

Sources: Technavio – Global Active Pharmaceutical Ingredients Market, 2017-2021; BCC – Active Pharmaceutical Ingredients: Global Markets, January 2021; Interviews with experts on the API market conducted early in 2021, World Health Organization (WHO), Company’s estimates on the basis of market studies conducted by third parties.

[9]

Sources: IQVIA Institute for Human data Science – Global Use of Medicine in 2019 and Outlook to 2023, January 2019; Technavio – Global Active Pharmaceutical Ingredients Market, 2017-2021; ResultsHealthCare – CRO Sector – M&A Drivers and Market Trends, March 2019, BCC – Active Pharmaceutical Ingredients: Global Markets, January 2021; Mordor Intelligence – Global Active Pharmaceutical Ingredients (API) market (2019 – 2024), 2018; William Blair, Catalent, Inc. Fiscal Third-Quarter Analysis; Increasing Estimates Following Very Strong COVID-Driven Surge in Biologics, May 2021, Interviews with experts in the API market early in 2021, Company’s estimates on the basis of market studies conducted by third parties.

The merchant market of process development and the manufacture of APIs can be further segmented by molecule type between the small molecules market (including complex chemical synthesis molecules, biochemistry molecules derived from fermentation and HP-APIs) with a value of €59 billion in 2019 (versus €48 billion in 2016), representing around 80% of the total merchant market, and the large molecules market (such as peptides and oligonucleotides), valued at €13 billion in 2019 (versus €10 billion in 2016) or around 20% of the total merchant market. During the 2010-2020 period, small molecules represented more than 65% of all molecules approved by the United States FDA (Food and Drug Administration).10 By the end of 2025, around half of the molecules approved by the FDA should be small molecules.

The merchant market of small molecules can be segmented into three sub-families: complex chemical synthesis molecules (a market valued at €25 billion in 2019), biochemistry molecules derived from fermentation (with a market value of €25 billion in 2019) and HP-APIs (with a market value of €9 billion in 2019).

The distribution of the new molecules approved by the FDA since 2016 is presented below:11

[1] Small interfering RNA [2] Antibody-drug conjugates [3] Includes antibodies and equivalents [4] Including lipids, radioconjugates, polymers and neurotoxins

The Group, which has the capacity to produce more than 80% of the new molecules approved by the FDA since 2016, has a strong presence in the complex chemical synthesis molecules and biochemistry molecules derived from fermentation sub-families, with an emerging presence in the HP-APIs and in large molecules (peptides and oligonucleotides in particular), which are key components in the Group’s strategy for future growth.

Market growth12

The merchant market of process development and manufacture of APIs is expected to grow in line with historical growth (around 7% per year over the period from 2015 to 2019), from 6% to 7% per year from 2019 to 2024, despite an annual growth rate that fell to 2% between 2019 and 2021 due to the COVID-19 pandemic.13

[10]	Sources: FDA database; BioPharma Trend—Will Biologics Surpass Small Molecules In The Pharma Race? – July 2018.
[11]	Sources: FDA extraction; C&En—The Years in New Drugs 2016, 2017, 2018, 2019, 2020.
[12]

Sources: BCC – Active Pharmaceutical Ingredients: Global Markets, January 2021; Technavio – Global Active Pharmaceutical Ingredients Market, 2017-2021; Mordor Intelligence – Global Active Pharmaceutical Ingredients (API) market (2019 – 2024), 2018.

[13]	Source: Company’s estimates based on market research conducted by third parties using the IQVIA database.

In 2024, the size of the merchant market for process development and the manufacture of APIs is expected to reach €99 billion, amounting to €79 billion for the small molecules market (including complex chemical synthesis molecules, biochemistry molecules derived from fermentation and HP-APIs), i.e., around 80% of the total merchant market, with an average annual growth rate of 6%, and €20 billion for the large molecules market, (such as peptides and oligonucleotides), representing approximately 20% of the total merchant market, with an average annual growth rate of 8%.

Growth in the coming years should be primarily carried by the growth in volumes in the pharmaceutical market, the favorable product mix effect with a progressive shift to more complex and more expensive APIs, the trend toward increased outsourcing by the pharmaceutical companies of a portion of the value chain of the drug, and a limited increase in prices at constant scope, as follows:

•

pharmaceutical market volume: set to grow at 2% to 3% per year going forward, driven by an aging population, increased access to healthcare in the emerging markets, patents cliffs, increasing generics penetration, an increase in the incidence of chronic and lifestyle diseases and innovation in the development of new drugs and application forms (in immuno-oncology in particular, in rare diseases and gene and cell therapies);

•

product mix effect: a positive mix effect contributing around 3% to the annual growth, carried by a growing portion of high value medicines (particularly the large molecules and the HP-APIs) with a growing demand for targeted therapies;

•

outsourcing trend: further outsourcing is expected to contribute 0.5% to 1% per year going forward as pharmaceutical companies take advantage of development and production capacities, shorter delays in the market launch of new therapies as well as the scale of the CDMOs; and

•	like-for-like prices: price evolution is expected to remain fairly stable (contributing from 0% to 1% per year). Price changes are higher in certain sub-families of APIs.

During the 2019-2024 period, the merchant market for process development and manufacturing of APIs is expected to grow at an average rate of 6% to 7% per year despite the fall in the annual growth rate to 2% between 2019 and 2021 due to the COVID-19 pandemic. The API Solutions market is expected to grow at an average rate of 5% to 6% per year and the CDMO market is expected to grow at an average rate of 7% to 8% per year over the same period.14

The strongest growth by family of APIs is expected in the peptides and oligonucleotides market (the family of large molecules) with respective average annual growth of 8% to 10% and 12% to 14% until 2025. An average growth of about 8% per year is expected until 2025 in the market for biochemistry molecules derived from fermentation (including growth of 4% to 8% per year for anti-infectives and 6% to 7% per year for vitamin B12 and its derivatives) and HP-APIs (including growth of 4% to 6% per year for prostaglandins). Complex chemical synthesis molecules are expected to grow by 3% per year over the same period (including growth of 2% to 4% for steroids, 5% to 10% for alkaloids and 5% to 7% per year for sartans).

In therapeutic areas, oncology, cardiovascular diseases and pneumology are expected to record the highest growth rates (7% per year from 2019 to 2025) given the growing prevalence of the underlying diseases.

[14]

Sources: BCC – Active Pharmaceutical Ingredients: Global Markets, January 2021; Technavio – Global Active Pharmaceutical Ingredients Market, 2017-2021; Mordor Intelligence – Global Active Pharmaceutical Ingredients (API) market (2019 – 2024), 2018.

6.2.3	Competitive landscape[15]

Overview

The world merchant market of APIs is very fragmented with over 1,000 operators, including over 410 in China (Hong Kong included), more than 270 in India, around 140 in Europe, around 60 in North America and around 120 in the rest of the world.16

In the pharmaceutical value chain, three main archetypes compete in the process development and manufacture of APIs: CDMOs focused on the manufacture of APIs (such as Pharmazell and Bachem), integrated CDMOs offering both the manufacture of drug substances (APIs) and drug products (such as Lonza and Siegfried), and pharmaceutical companies that have an adjacent CDMO for third parties in addition to their captive business (such as Pfizer CentreOne or Teva API).

Among the 20 largest players in APIs, which share approximately 15% of the merchant market with a value of €72 billion, EUROAPI is positioned as the leading global manufacturer of small molecules (including complex chemical synthesis molecules, biochemistry molecules derived from fermentation and HP-APIs), the world’s second-largest manufacturer of APIs (including small molecules and large molecules) after Lonza,17 and the seventh largest in the global CDMO market in 2020.18

The Group stands out from its competitors with one of the broadest portfolios of APIs in the industry (around 200 APIs), including a large portion of APIs with high specificity, due to a wide panel of innovative technologies.

Market characteristics

The competitive positions of the players are relatively secure due to the market’s following features:

•

commercialization of the APIs is heavily regulated by health authorities: detailed and costly technical documentation with long registration timeframes (from nine to 40 months to qualify a new API source not yet certified), with six key steps: (i) evaluation and planning, (ii) transmission of samples, (iii) the test of pilot batches at laboratory scale to verify the product’s specifications, (iv) industrialization of the process for the manufacture of commercial lots, (v) stability tests for the first commercial batches and (vi) registration with authorities before production of an API. Certain APIs marketed by the Group are the subject of a large number of regulatory dossiers: for example, Latanoprost and Sevelamer are the subject of over 50 and 60 dossiers respectively. Manufacturing sites are subject to intense vigilance with regular inspections by health authorities and customers, and are subject to different regulatory obligations depending on the region of the world; these obligations evolve over time and require ongoing work to ensure compliance at all times;

•

significant requirements that prioritize long-term relationships with suppliers known for their quality and reliability of supply: the process of changing a supplier is long and requires a financial investment of several hundred thousand euros. It is usually done when the supplier in place runs into recurring problems of supply quality or reliability (for example, if delivery deadlines are missed), when the alternative source offers significantly lower prices, or when the customer wants to diversify its supply sources (for example, by looking for a Western source);

[15]

Sources: Analyses conducted from Capital IQ and MergerMarket databases; FDA (Food and Drug Administration) Drug Quality Inspections; press releases of rival companies; Company information; analyses performed by brokers on the competitive landscape using public data about the competing companies; interviews with experts on the API market conducted early in 2021

[16]	Source: Information collected from the Newport Thomson database.
[17]	EUROAPI holds a share of approximately 1.2% of the global API market while Lonza holds a market share of approximately 2.6%, the majority of which consists of biologics.
[18]

Sources: Company’s estimate based on third-party market research conducted using the annual reports published by the main industrial players in the APIs sector, public databases (including Capital IQ and Orbis) as well as interviews with market experts.

•

the industrial excellence necessary to propose a competitive offer: an upstream investment and heavy startup costs are necessary to establish production of APIs. Only sufficient critical size allows attractive prices and viable margins. In fact, certain infrastructure costs at the sites, such as the purification sites, cannot be reduced, and give a competitive advantage to large sites. It is also crucial to have specific technological expertise with control of complex industrial processes with long cycles.

The competitive landscape is continually evolving around the major trends described below:

1.

Outsourcing of the supply of APIs: the pharmaceutical companies are increasingly outsourcing the supply of APIs, which gives them better control over their supply, allows them to vary their production costs via a contractual relationship, make suppliers compete with each other and outsource a portion of their carbon footprint. This is a trend already seen in R&D with CROs (Contract Research Organization).

2.

Streamlining of suppliers: pharmaceutical companies are increasingly concerned about the security of their supplies due to a number of disruptions in supplies of drugs essential to patients, the end market’s tension on drug prices, and shorter R&D cycles for new drugs; new projects are increasingly proposed only to a limited list of large-scale suppliers with a broad portfolio of APIs (“one-stop shops”).

3.

Consolidation through mergers & acquisitions: mergers & acquisitions are at the center of the development strategies of suppliers of APIs because they make the use and marketing of technologies already in the market or new technologies immediate in contrast to the construction of organic capacities. The trend is toward an integrated positioning over all technologies. As a result, the competitive landscape is becoming increasingly consolidated, and about 80 merger-acquisition transactions were completed between 2010 and 2021 by the 20 largest players in APIs.[19]

4.

Increased demand for premium APIs: certain APIs such as peptides and oligonucleotides are increasingly in demand from pharmaceutical laboratories and biotechnology companies due to the possibilities offered by their specification and complexification.

5.

Increased interest in manufacturers with high social, environmental and quality standards: pharmaceutical companies are placing increasing importance on compliance by manufacturers of APIs used in finished medicines with high and demanding social, environmental and quality performance standards.

6.

A growing number of opportunities for Western manufacturers: recurring quality problems and supply disruptions at manufacturers in countries with low production costs (India and China, for example) are triggering changes in the supply strategy of pharmaceutical companies, which are moving toward a multi-source purchasing strategy that is resulting in relocations of operations to Western countries. For example, in 2019, 56% of FDA inspections of Chinese manufacturers and 47% of inspections of Indian manufacturers concluded with observations of serious problems, compared to 34% of inspections of Western manufacturers. In particular, 9% of inspections of Chinese manufacturers and 7% of inspections of Indian manufacturers resulted in critical level observations, compared to 3% of inspections of Western manufacturers. The Group considers that large-scale Western suppliers are better positioned to take advantage of this trend and gain market share.

[19]	Source: analyses completed from Capital IQ and MergerMarket public databases.

Building on its position as the world’s leading manufacturer of small molecules (including complex chemical synthesis molecules, biochemistry molecules derived from fermentation and HP-APIs) and the world’s second-largest manufacturer of APIs (including small molecules and large molecules) in 2021 and on its strategic goals, the Group could participate in the trend toward consolidation in its reference market, which remains particularly fragmented, and may plan acquisitions to acquire additional technologies or exposure in new markets.

In this context, the Group may also benefit from a healthy balance sheet to successfully complete consolidation operations.

6.2.4	Impact of COVID-19[20]

In the short term, the pharmaceutical industry proved its strong resilience during the COVID-19 pandemic. On the demand side, the industry saw sudden increases in the demand for certain medicines, particularly two APIs manufactured by the Group: high demand for Dexamethasone after it was recommended by the World Health Organization (WHO) for serious COVID-19 cases, and a strong temporary increase in the price and volumes of Hydroxychloroquine Sulfate after studies published the hypothesis of its potential efficacy against COVID-19. In contrast, suspicions of contra-indications for specific substances (such as Ibuprofen) had a negative impact on demand in the short term.

During the year ended December 31, 2020, supply was partially disrupted due to lockdowns in China and India that affected production sites. In addition, some countries like India set limits on the export of certain APIs and drugs in order to secure minimum inventories of essential medicines for their national population. Due to the lack of visibility on the development of the COVID-19 pandemic, pharmaceutical companies created inventories of APIs that were not completely used due to the decrease in certain infectious pathologies resulting from the governmental measures taken to curtail the spread of the pandemic, but also the delay on certain care considered to be non-essential. In 2021, the Group also saw a decline in the sales of APIs such as Pristinamycin, which acts primarily on certain bacterial diseases and pneumonias, the prevalence of which declined during the COVID-19 pandemic, while other APIs such as Dexamethasone recorded high demand. The Group estimates that this pandemic had generated a decrease in revenue of around €29 million on certain products for the year ended December 31, 2020.

In the long term, growth in the market is not expected to suffer from major distortions. However, there should be a positive impact and an opportunity for Western suppliers that are perceived as a safer supply source for drugs than suppliers in countries with low production costs. Problems with the supply of essential drugs during the first months of the pandemic triggered major discussions about the safety of the supply, both within governments in Western countries (as part of efforts to relocate in the European Union), and within major pharmaceutical companies. Western governments launched actions to relocate operations (for example, through public financing, regulations, public-private partnerships) in order to strengthen European health sovereignty by relocating a basic supply of essential drugs on domestic territory. In particular, the European Commission has announced the launch of a Health Important Project of Common European Interest (Projet important d’intérêt européen commun, “PIIEC”) intended to support the development of health innovations. The Group is currently positioned on six PIIEC projects, including three in France. The pharmaceutical companies are increasingly diversifying their sourcing strategy in order to avoid costly supply disruptions (such as a long supply chain cycles involving many parties and potential loss of profits). This phenomenon, which had already begun before the start of the COVID-19 pandemic, has rapidly accelerated and created an opportunity for Western manufacturers of APIs with a high level of vertical integration to win contracts in markets historically dominated by suppliers in countries with low production costs.

[20]

Sources: BCC – Active Pharmaceutical Ingredients: Global Markets, January 2021; HBW Insight – COVID Impact on US Health and Wellness, March 2021; Reuters – Global supplier India curbs drug exports as coronavirus fears grow, March 2020; interviews with experts in the API market conducted early in 2021; press releases from companies operating in the API market; Company information.

6.3	Strengths and competitive advantages

6.3.1	Leading position in a large number of API categories

The Group is a leading player in the API market. It estimates that, in terms of revenue, it was the world’s leading manufacturer of small molecules (including complex chemical synthesis molecules, biochemistry molecules derived from fermentation and HP-APIs) and the world’s second-largest manufacturer of APIs (including small molecules and large molecules) in 2021, and the seventh-largest in the global CDMO market in 2020.21 The Group’s sites are on average 2.5 times larger than its Western competitors, in terms of average production and employees per site.22 For example, the Frankfurt site is the largest API production site in Europe, with approximately 865 m3 of fine chemistry reactors.23 Moreover, the Group considers that all of its sites have sufficient scale and appropriate infrastructures to allow it to be production-cost competitive. The Group also has the largest market share in a number of key API categories, such as the market for prostaglandins, where it is the world’s leading manufacturer.24

The Group’s positioning for each of the main categories of APIs that it manufactures is presented below:

•	prostaglandins: the world’s leading APIs producer, including Latanoprost, Bimatoprost and Iloprost;

•

alkaloids (including non-narcotic opioids and opiates): world leader in the market of the following key APIs: Codeine, Morphine, Noscapine, Naltrexone and world leader in Apomorphine and Naloxone markets. The Group markets opiates in particular in France, Canada and Japan, but not in the United States;

•	vitamin B12 (Cyanocobalamines) and its salt derivatives: the third largest in the market and the only Western manufacturer; and

•

steroids: world leader and only fully vertically integrated European supplier of APIs for the following key corticosteroid categories: Prednisolone, Methylprednisolone, Dexamethasone, Hydrocortisone and Spironolactone.

In addition to these categories of APIs for which the Group has a leading market position, the Group also holds a strong position in the following categories of APIs:25

•	anti-infectives: market leader in the Group’s following key APIs: Pristinamycin, Gamithromycin, Rifaximin, Teicoplanin, Roxithromycin, Spiramycin, Rifapentine and Rifampin;

[21]

Source: Company’s estimate based on third-party market research conducted using the annual reports published by the main industrial players in the APIs sector, public databases (including Capital IQ and Orbis) as well as interviews with market experts.

[22]	Source: Comparison made on the basis of data obtained by experts in the market on average production and number of people per site.
[23]	Source: Company’s estimate based on the market research conducted by third parties and interviews with market experts.
[24]

Source: Company’s estimates based on third-party market research conducted using IQVIA statistics listing revenue by API, interviews with API market experts conducted in early 2021 and analyst reports; IQVIA Institute for Human Data Science – Global Use of Medicine in 2019 and Outlook to 2023, January 2019.

[25]

Source: Company’s estimates based on third-party market research conducted using the IQVIA database as well as interviews with experts in the API market conducted in early 2021 and analyst reports; IQVIA Institute for Human Data Science – Global Use of Medicine in 2019 and Outlook to 2023, January 2019.

•	antipyretics: number two in the market for the Group’s following key APIs: Metamizol Magnesium and Metamizol Sodium;

•	sartans: market leader in the Group’s following key APIs: Irbesartan and Olmesartan;

•	hyperphosphatemia: market leader for the Group’s following key APIs: Sevelamer Carbonate and Sevelamer Hydrochloride;

•	antihistamines: market leader for the Group’s key APIs (Fexofenadine Hydrochloride); and

•

peptides and oligonucleotides: development and production capacities used exclusively by Sanofi until 2021 for peptides and until 2019 for oligonucleotides and capable of supporting the CDMO business among the top ten CDMOs in the regulated geographical areas (European Union, United Kingdom, United States and Japan).

The breakdown of the Group’s consolidated revenue for the years ended December 31, 2021, 2020 and 2019, is presented in Note D.25.3 (Additional information) of the notes of the consolidated financial statements.

Scale is a major factor affecting competitiveness in the production of APIs and intermediates, given the large share of fixed costs in total production costs and the importance of industrial investments. As the world’s leading manufacturer of small molecules (including complex chemical synthesis molecules, biochemistry molecules derived from fermentation and HP-APIs), the Group benefits from important economies of scale, which enable it to have a competitive product portfolio, including with its competitors operating in countries with lower production costs. The volume capacity of the Group’s sites for certain APIs, such as Fexofenadine, Sevelamer and Irbesartan, enables it to reduce unit costs and thus to absorb a large part of sites fixed costs. Due to continued investments, the Group has a prime position in the API market and is well positioned compared to its competitors in terms of product quality and diversity, regulatory compliance, supply reliability and technical support, which is reflected in the price sensitivity of the Group’s products, which is lower than that of most of its competitors’ products.

6.3.2	Strong vertical integration offering greater autonomy and security of supply

The Group considers that it has greater vertical integration than its main European competitors, enabling it to supply its customers with more APIs manufactured from intermediates produced by the Group and derived from largely commoditized basic raw materials. It is thus less dependent on countries with low production costs for the purchase of basic and advanced intermediates.26 For example, it has a very high rate of vertical integration for anti-infectives, alkaloids, salts derived from vitamin B12, corticosteroids, prostaglandins and hyperphosphatemia (greater than or equal to 90%), and a very advanced rate of integration for the other categories of APIs (greater than or equal to 60%). A supply chain program was designed to guarantee transparent processes throughout the value chain to deliver APIs to the Group’s customers within the required timeframes, by targeting APIs used in the composition of essential medications and/or medications of vital importance. The principal components will focus on responsible supply initiatives, including codes of conduct and audits of the principal suppliers, as well as the program to end single sourcing. A partnership will be established by the Group and PSCI in order to further share supplier audits, implement a supplier code of conduct and plans for sustainable supply training for Group employees responsible for the supply.

The Group considers that its vertical integration provides it with greater reliability of supply and manufacturing and a superior quality positioning, given the application of good manufacturing practices (GMP) for the production of most of the raw materials and basic and advanced intermediates used by the Group, as well as cost control due to the large number of potential suppliers for basic intermediates.

[26]	Source: Company’s estimates based on interviews with experts in the API market conducted in early 2021.

The Group considers that this vertical integration constitutes a significant competitive advantage in its markets.

The Group owns, controls and integrates almost all of the main chemical technologies used for the manufacturing of APIs, spread over its six production sites. These sites are specialized in differentiated and complementary technologies in chemistry and biofermentation, which enable the Group to industrialize new molecules for its customers. The technological capacities of the Group’s sites are presented in Section 6.3.3 “Manufacturing excellence and innovation platform” of the Prospectus. Due to its production platform located in Europe and the large size of its multi-technology sites, which facilitate the development of processes and industrialization aimed at introducing new products on the production sites, the Group also considers that it has the necessary attributes to be a leading candidate in the event of the relocation of the production of certain APIs to Europe. The Group’s teams have thus established several complementary projects related to the technological platforms of its industrial sites in order to respond to governmental and European initiatives to relocate in Europe. These projects aim to secure the supply of intermediates and mature APIs of major therapeutic interest through process innovation in order to ensure competitive, diversified, secure and environmentally sustainable production in Europe. They are based primarily on:

•

a project to produce Erythromycin, a molecule and key product for the family of second-generation macrolides (Azithromycin, Clarithromycin, etc.) using the integrated bioproduction platform for antibiotics and vitamin B12 at the sites in Brindisi (Italy) and Vertolaye and Saint-Aubin-lès-Elbeuf (France) and a project to expand vitamin B12 production capacity at Saint-Aubin-lès-Elbeuf;

•	an integration project relating to the production of key intermediate chains of corticosteroids before manufacture at the platform of the Vertolaye site with breakthrough technological innovations;

•

the development of the integrated prostaglandin production platform, including all stages of synthesis of intermediates and finished products necessary for the manufacture of molecules of the prostaglandin family, at the Ujpest site (Hungary) with a project to expand prostaglandin production capacities;

•

the study of breakthrough processes for the production of large volumes of mature complex chemical synthesis molecules such as Metamizole, Ramipril, Ketoprofen and Furosemide at its Frankfurt site (Germany);

•	the development of capacity for the development and production of HP-APIs at the Ujpest site (Hungary);

•	capacities for development and production at industrial scale of solid phase and liquid phase complex peptides and oligonucleotides at the Frankfurt site (Germany); and

•	the manufacture of therapeutic nanoparticles at industrial scale using the micronization and spray drying platforms at the Vertolaye (France) and Haverhill (United Kingdom) sites.

These projects are long-term initiatives with strong R&D components, the conclusion of which is not yet known at the date of the Prospectus. These initiatives are therefore not included in the Group’s projections on the same date.

These projects aim to make it possible to sustainably produce these molecules in Europe and to develop more cost competitive products in a more environmentally friendly manner through the development of new chemical synthesis routes. These objectives can be achieved only by leveraging the disruptive innovation brought about by the principles of green chemistry, including resource minimization and energy input reduction, and by using key new technologies such as synthetic biology, flow chemistry and biocatalysis. The Group’s Environmental, Social and Governance (ESG) policy is described in detail in Section 6.9 “ESG Policy” of the Prospectus.

Finally, the Group also considers that the risks associated with its procurement strategy are limited, as its top ten raw material suppliers accounted for 31% of raw material expenditures for the year ended December 31, 2021, while 47% of the Group’s raw material expenditures were from dual or multiple sources. Moreover, raw materials used by the Group sourced from China or India accounted for 28% of the Group’s total raw material expenditure for the year ended December 31, 2021, compared to 59% for raw materials sourced from Europe.

6.3.3	Manufacturing excellence and innovation platform

The Group benefits from a wide range of technologies allocated to its six production sites, each of which benefits from appropriate investments and an experienced development team.

Group’s technological capacities by production site

[1]	Fine chemical reactors

The Group’s production capacities have benefited from regular investments enabling it to support its growth plan until 2025. The Group anticipates that the average net occupancy rate at its sites,27 which was around 70% in 2020 and about 68% in 2021,28 will increase in the coming years, primarily due to the increase in the CDMO activities and the development of additional volumes in its API Solutions business, while investing in certain families of APIs for which world demand exceeds production capacity.

[27]

The net occupancy rate of the Group’s sites is calculated from the reference capacity, which corresponds to nominal capacity (taking into account effective working hours at the sites and excluding production capacities that have been completely closed) adjusted for a standard efficiency rate. For a production site, it represents the ratio of the sum for all sites’ workshops (i) of the occupancy rate of each workshop multiplied by the number of equipment in the workshop (ii) over the total number of equipment at the site.

[28]	The Group estimates that the optimal maximum occupancy rate is 85% to 90% to ensure maintenance and to be able to increase production to absorb last-minute needs.

The Group’s future investments (some of which must still be approved by the Company’s Board of Directors as of its transformation into a French public limited company (société anonyme)) will be focused on the development of new production capacities dedicated to the Group’s families of key APIs and for which the Group considers that its capacities will reach saturation in the coming years within the framework of its expansion strategy. These investments will mainly include:

1.

at the Vertolaye site, the design and construction of a new production workshop dedicated to the production of HP-APIs hormones, with the objective of reaching an annual production capacity of more than ten tons by 2025 (compared to a maximum annual capacity of six to seven tons per year in 2021); during the intermediate period, the increase in production can be ensured by existing installations to be optimized and adapted to the needs of production in the context of the CDMO activities.

2.

the increase in prostaglandin production capacity at the Ujpest site as the portfolio and order volumes grow, through the construction of a new building and gradual employee recruitment in order to multiply prostaglandin production capacity by four in order to achieve a production volume of up to two tons;

3.

the construction of new chromatography facilities at the Frankfurt site with the objective of increasing the Group’s downstream processing capacity (purification, downstream process) of peptides and oligonucleotides to 100 kilograms per year by 2024 (compared with a maximum capacity of 15 to 17 kilograms per year in 2021).

4.

the implementation at the Saint-Aubin-lès-Elbeuf site of a new vitamin B12 fermentation process with the objective of increasing the Group’s production capacity by 25% to 50% by 2024 to reach a volume of up to 20 tons as well as a reduction in the cost of sales of approximately 25% and a reduction of the Group’s industrial and environmental footprint;

5.

the adaptation and transformation of the existing spray drying capacities at Haverhill, as well as the construction of new capacities in order to offer a range line of capacities and expertise in this technology; and

6.	construction of purification capacities at the biofermentation pilot scale at the Brindisi site.

The Group also benefits from an innovative scientific development team that continuously improves the manufacturing processes for APIs in order to increase industrial yields and reduce production costs. As of December 31, 2021, approximately 330 employees from the Group’s Research and Development (R&D) team, including about 90 employees entirely dedicated to the CDMO activities, were spread over the Group’s six sites covering the Group’s five R&D missions (CDMO, manufacturing process improvement, support to production for continuous process improvement and compliance programs, extension of the portfolio of its API Solutions business through the integration of new products, and other scientific expertise services to support the quality and regulatory affairs departments). The Group has initiated a program to recruit qualified persons to accelerate the development of its activities in CDMO and is planning the recruitment of more than 100 employees who hold PhDs in science fields or who are engineers, with the goal of raising the number of employees on its R&D teams to approximately 575 in 2025, including more than 250 employees on the development teams dedicated to the CDMO activities.

In the peptide and oligonucleotide segment, the Group considers itself to be one of the only operators in the market to have the necessary capacities for manufacturing complex conjugate products. Since 2010, around 30% of the peptides entering the clinical development phase have been conjugates. Given the growing complexification of the peptides to make them more selective, the molecules conjugation technology appears to be determinant. Principal peptide conjugation methods include peptides conjugated with a protein (i.e., 27% of the total share of conjugated peptides), with a lipid (24%), combined peptides (15%), pegylated peptides (13%) and small molecules conjugation (11%).29 For example, the combined applications and procedures show increasing therapeutic effectiveness of conjugation with small molecules.30 The Group considers itself to be well positioned in the conjugation of complex peptides and oligonucleotides due to its solid technical expertise and its main differentiating factors, including (i) diversified technologies enabling it to complete conjugation operations using its own capacities without using outside partners; (ii) knowledge and capacity in the area of conjugation and innovative synthesis sub-units, which facilitate conjugation; and (iii) extensive experience with several solid phase conjugated APIs.

In addition, the Group benefits from internal capabilities and intends to take advantage of external opportunities to continue to be a leader in innovation. In order to monitor and take advantage of technological advances, it will set up a scientific committee and will be supported by continuous collaboration with numerous university and academic partners in Europe and private R&D companies. As of the date of the Prospectus, the Group has entered into 17 R&D partnerships relating to manufacturing processes, six in France, two in Austria, Switzerland and Germany, and is negotiating more than 15 partnerships across Europe. Finally, initiatives have been put in place to continuously monitor potential acquisition opportunities and to remain at the forefront of innovations.

6.3.4	Excellence in regulatory and quality performance

The Group’s production sites are regularly inspected by several health regulatory authorities, such as the Food and Drug Administration (“FDA”) in the United States, the European Medicines Agency (“EMA”) or European national agencies such as the French National Agency for the Safety of Medicines and Health Products (Agence Nationale de Sécurité du Médicament et des produits de santé–“ANSM”), with a track record that the Group considers exemplary in terms of compliance with regulations, in particular GMP rules, and quality.31 As a result, the most recent regulatory inspections carried out on each of the Group’s sites by the FDA and the EMA did not reveal any critical observations.32 Moreover, between 2018 and 2021, more than 150 audits conducted by customers have confirmed the quality level of the Group’s sites.33 All processes for the manufacturing of APIs at the Group’s sites are certified as GMP compliant.

The Group has put in place a proactive methodology to assess and prevent the risks of nitrosamines in its products. Thus, the risk analysis relating to the presence of mutagenic impurities of the nitrosamine family conducted between 2018 and 2021 by Sanofi and the Group has shown that there is no risk for some of the APIs produced by the Group (in particular the absence of Nitrosodimethylamine and Nitrosodiethylamine impurities for sartans such as Irbesartan and Olmesartan Medoxomil) or, for other ingredients, has allowed the implementation of remediation plans to detect the presence of nitrosamines and to develop a methodology to proactively assess and mitigate nitrosamine-related risks. The Group will also continue to proactively assess the risk of mutagenic impurities in its key APIs over the next five years in accordance with the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (ICH) guideline M7(R1) on assessment and control of DNA reactive (mutagenic) impurities in pharmaceuticals to limit potential carcinogenic risk. This expertise will enable the Group to ensure risk control and develop a competitive advantage over its competitors by offering its pharmaceutical customers regulatory files that comply with the current requirements of the authorities.

[29]	Sources: Therapeutic peptides: Historical perspectives, current development trends, and future directions by Jolene L. Lau, Michael K. Dunn – July 2017.
[30]

Source: New Modalities for Challenging Targets in Drug Discovery by Dr. Eric Valeur, Dr. Stéphanie M. Guéret, Dr. Hélène Adihou, Dr. Ranganath Gopalakrishnan, Dr. Malin Lemurell, Prof. Dr. Herbert Waldmann, Prof. Dr. Tom N. Grossmann, Dr. Alleyn T. Plowright – July 2017.

[31]	Source: Company’s estimate based on interviews with experts in the API market conducted in early 2021.
[32]	The Frankfurt site was the subject of non-critical level observation following an inspection, which is now closed.
[33]	The Group considers an audit to be successful when it does not result in the loss of a customer.

As of the date of the Prospectus, the Group has a broad portfolio of files and certifications, including 69 Certificates of Suitability to the European Pharmacopoeia (“CEP”), 50 files filed with the FDA (Drug Master File, “DMF”) and 46 Japanese Drug Master Files (“JMF”) filed with the Japanese health authority.

The Group considers its level of reliability34 to be higher than that of its Western competitors, with a 98% average rate of on-time deliveries to the Group’s sites, compared with 95% to 97% for its Western competitors.

The Group’s ambition is for all its sites to obtain ISO 14001 and ISO 50001 (best environmental and energy practices) certifications by 2023 at the latest. The Group has also defined certain objectives in terms of social and environmental responsibility (see Section 6.9 “ESG Policy” of the Prospectus).

6.3.5	Broad and diversified portfolio of APIs[35]

As of the date of the Prospectus, the Group has one of the largest portfolios in the industry, consisting of approximately 200 APIs for its API Solutions business and CDMO activities, and covering each of the 14 anatomical therapeutic classifications defined by the World Health Organization (“WHO”). The Group’s activity covers all types of molecules in the API market: small molecules (including complex chemical synthesis molecules, biochemistry molecules derived from fermentation and HP-APIs) and large molecules (such as the peptides and oligonucleotides). For the year ended December 31, 2021, the Group’s top ten APIs accounted for 35.0% of its consolidated revenue, while the top 53 APIs accounted for 80.0% of its consolidated revenue.

The Group is positioned in differentiated categories of APIs. A market is considered differentiated when it is a niche market or, in case of strong scale or efficiency requirements, when a specific chemical complexity exists, or when the value chain is considered to be complex. Approximately 55% of the Group’s sales are generated from highly differentiated36 APIs, mainly biochemistry molecules derived from fermentation, HP-APIs, large molecules (such as peptides and oligonucleotides) and some complex chemical synthesis molecules. The Group anticipates a faster growth curve in sales and higher margins for the portion of its portfolio composed of differentiated APIs compared with the non-differentiated portion. It considers that its portfolio of APIs has a good balance between niche and/or complex-to-manufacture substances, representing approximately 90% of the Group’s sales for the year ended December 31, 2021, and high-volume APIs that can partially absorb the fixed costs of sites, representing approximately 10% of the Group’s sales. The Group benefits from strong positions in families of APIs with significant technological constraints: in particular, it ranks first in the world in the market for APIs from the prostaglandin family (including Latanoprost, Bimatoprost and Iloprost); it is a world leader in the market for key APIs from alkaloids (Codeine, Morphine, Noscapine and Naltrexone) and is the world leader in the Apomorphine and Naloxone market and a world leader in the market for APIs from the following key corticosteroid families: Prednisolone, Methylprednisolone, Dexamethasone, Hydrocortisone and Spironolactone; it is third in the world in the market for vitamin B12 and its solid salt derivatives and the sole Western producer to have manufactured peptides, with more than 40 years of experience at its Frankfurt site.37

[34]	Source: customer and industry interviews, 2019 internal customer survey.
[35]

Source: Official list of the WHO ATC (Anatomical Therapeutic Chemical) classification system, Official list of medicines of the WHO – 2019; Official list of essential medicines of the ANSM (French National Agency for the Safety of Drugs and Health Products – Agence nationale de sécurité du médicament et des produits de santé) – 2013; Company’s estimates based on third-party market studies conducted using public databases, interviews with experts in the API market conducted in early 2021 and analyst reports and Company’s information.

[36]	Source: Company’s estimates based on market studies conducted by third parties established with the help of interviews with experts in the API market conducted in early 2021.
[37]

Source: IQVIA Institute for Human Data Science – Global Use of Medicine in 2019 and Outlook to 2023, January 2019, IQVIA statistics that list revenue by API; PharmaCompass public database providing market data on APIs based on specific needs.

Directional segmentation of the Group’s portfolio of APIs

[1]	Anti-infectives: some anti-infectives require only a few steps of fermentation/biochemistry.
[2]	Food and pharmaceuticals.
[3]	Steroids are also partly biochemistry molecules derived from fermentation to the extent that most synthetic pathways include non-chemical synthesis steps.

The Group’s portfolio of APIs consists largely of molecules that are integrated into long-established standard of care treatment protocols and are unlikely to be replaced. Moreover, sales of APIs included in the list of essential medicines as compiled by the WHO (World Health Organization) (2019) and the ANSM (2013) represent 55% of the Group’s restated revenue. Essential medicines, or “medicines of major therapeutic interest”, correspond to therapeutic proprietary medicines used primarily for care. They are characterized by a broad spectrum of use, often generic molecules and large markets spread over several continents for the manufacturer of APIs.

6.3.6	Balanced and diversified customer base

The Group considers that it benefits from a well-balanced customer portfolio with Sanofi, which provides stability and visibility on the level of its sales, and a diversified group of loyal customers offering growth opportunities.38

Sanofi

Sanofi, which represents approximately 45.6% of the Group’s consolidated revenue for the year ended December 31, 2021, is a key strategic partner. By 2025, the Group projects that sales to Sanofi will represent 30% to 35% of its consolidated revenue due to the increase in the proportion of sales to other customers. The Group has entered into a manufacturing and supply agreement (the “Global Manufacturing and Supply Agreement”) for APIs with Sanofi Winthrop Industrie, a Sanofi group affiliate, effective October 1, 2021, for a period of five years after the date of the Company’s initial listing, renewable by mutual agreement of the parties and exclusive on a major portion of the products. Section 18.3.1 “Manufacturing and supply agreements for certain APIs” of the Prospectus contains a description of the main provisions of the Global Manufacturing and Supply Agreement.

The Group is also a key strategic partner of Sanofi; it thus supplied, in terms of revenue, around 30% of the APIs purchased by the Sanofi group in the year ended December 31, 2020, including the APIs necessary for the production of 21 of Sanofi’s key drugs (such as Fexofenadine, which is used in the manufacture of Allegra, an over-the-counter antihistamine, or Lixisenatide, the API in Soliqua, an injectable drug for Type 2 diabetes). For the year ended December 31, 2021, the principal APIs in terms of revenue recorded with the Sanofi group were Sevelamer, Fexofenadine, Pristinamycine, Irbesartan,

[38]

Sources: Company’s estimates based on interviews with experts in the API market conducted in early 2021, IQVIA Institute for Human Data Science – Global Use of Medicine in 2019 and Outlook to 2023, January 2019, IQVIA statistics that list revenue per API.

Codeine phosphate and Hydroxychloroquine sulfate. The Group is also a CDMO partner of choice for Sanofi due to the signature on October 1, 2021, of a Master Agreement for Development and GMP Manufacturing Services (as defined in Section 18.3.2 “Special Agreements between the Group and the Sanofi group relating to the development of APIs” below) with Sanofi under the terms of which each of the parties acts both, and as applicable, as provider or as beneficiary of services relating to the development and/or improvement of processes to manufacture certain APIs or intermediates. The Group is notably engaged in approximately ten projects to develop and/or manufacture new molecular entities in the Sanofi’s R&D portfolio, including an intermediate of Tolebrutinib currently in Phase 3 for multiple sclerosis following the Principia Biopharma acquisition by Sanofi in 2020, the peripheral chain and ligand of Tusamitamab ravtansine, an antibody-drug conjugate currently in Phase 3 in non-small cell lung cancer, or the development of a cationic lipid for certain messenger RNA vaccines being developed by Sanofi Pasteur. Section 18.3.2 “Special agreements between the Group and the Sanofi group relating to the development of APIs” of the Prospectus contains a description of the main provisions of the development agreement.

The Group and Sanofi also signed a Distribution Agreement, effective as of October 1, 2021, as amended on February 25, 2022, under the terms of which the Company agrees to distribute 22 APIs belonging to the Sanofi group, as a non-exclusive distributor (see Section 18.3.3 “Distribution agreements for certain APIs” of the Prospectus).

Other customers

For the year ended December 31, 2021, sales to other Group customers represented 54.4% of the Group’s consolidated revenue. The Group projects that revenue drawn from its sales to other customers will represent 65% to 70% of its consolidated revenue by 2025. It sells its products to a diversified base of around 530 longstanding customers, including most of the world’s largest pharmaceutical companies (approximately 275 customers, including Boehringer Ingelheim and Alfasigma), generic drug manufacturers (approximately 45 customers, including Teva), animal health products manufacturers (approximately 15 customers, including MSD Animal Health, Ceva), consumer health and nutrition products companies (approximately 165 customers, including DSM), biotech companies (approximately 20 customers, including Mithra, SQY Therapeutics, Ranco Santa Fe and NH Theraguix), CDMOs (Catalent) and distribution companies (approximately 15 customers). For the year ended December 31, 2021, the top ten customers (excluding Sanofi) represented 24.1% of the Group’s consolidated revenue, while 80% of the Group’s consolidated revenue was generated by 87 customers (excluding Sanofi).

The Group’s customers (excluding Sanofi) who purchase their APIs on an exclusive basis, i.e., as the sole source of supply listed in their regulatory file for a given drug, represented approximately 32.9% of the Group’s consolidated revenue for the year ended December 31, 2021 (excluding Sanofi). The Group has also maintained commercial relationships for more than 20 years with most of its top 20 customers (relationships of ten to 20 years with around 10% of its customers, and five to ten years with around 30% of its customers). The Group has recorded a revenue attrition of less than 1% per year due to the loss of customers between 2016 and 2020.39 Apart from a privileged relationship based on the Group’s performance and knowledge of its customers and their needs, these long-term relationships are also explained by the high transfer costs and the long transition period in the event of a change in suppliers. The Group has calculated that the average return on investment period associated with a change of API suppliers is more than one year, considering an investment of several hundred thousand euros in view of the regulatory context and the registration requirement.

[39]

The attrition rate is calculated by dividing the amount of the sales to customers lost by the total amount of the Group’s sales. The Company considers a customer to be lost when no sale has been made with this customer for two consecutive years. The Company does not expect a significant change in this rate after taking into account the results for the year ended December 31, 2021.

Given these commercial dynamics, Group customers rely on purchase orders that represented approximately 75% of the restated revenue from its API Solutions business as of December 31, 2021 (excluding Sanofi); the Group has formalized contractual relations with its customers in other cases. In the future, the Group intends to formalize the relationship with its customers further through contracts rather than purchase orders. Within the framework of its CDMO activities, all commercial relations between the Group and its customers are formalized by contract.

The Group considers that it has competitive advantages that will allow it to benefit from the growth of the market for medicines including the Group’s APIs because its major customers are experiencing very dynamic growth in their respective markets.

Additionally, the Group considers that there are cross-selling opportunities within its current customer base. In fact, the average number of APIs supplied to the Group’s customers is increasing: a limited number of customers representing 53.6% of the Group’s restated revenue (excluding Sanofi) purchased four or more APIs in 2021, while 80% to 90% of the customers purchased fewer than four APIs and 60% of the customers purchased only one API, which increases cross-selling opportunities in the future. According to the Company’s estimate, the average number of APIs sold per customer is expected to increase by more than 10% by 2025.

6.3.7	Strong positioning in the CDMO market with higher potential margins

Revenue from the Group’s CDMO activities represented 24.9% of its consolidated revenue for the year ended December 31, 2021, of which 16.8% was for customers other than Sanofi and 7.9% was for Sanofi. The Group, which ranked seventh in the global CDMO market in 2020, considers it has a solid foothold in this business activity and substantial room for growth given the limited resources allocated to this activity in the past and the integration within the Sanofi group, with the ambition of entering the top five CDMO companies worldwide in terms of sales by 2025. The Group is increasingly moving toward CDMO partnerships in the early phases of the drug development cycle in order to benefit from greater customer loyalty due to the Group’s position as the first supplier in terms of precedence. These partnerships have the potential to generate higher margins based on the complexity of manufacturing and the growth potential of APIs throughout the life cycle of the products of the Group’s customers. It also seeks to generate a significant number of contracts for drugs in commercial phases to mitigate the risk of attrition from the molecules development cycles that may not reach the commercial phase. In order to secure their supply of APIs and be able to respond to the increase in sales during the commercial phase, the Group’s customers sometimes use additional suppliers whose margin levels are generally lower than those of the CDMO partners. The Group can capitalize on promising partnerships, such as those with Sanofi, Catalent, Mithra and SQY Therapeutics, to further develop its CDMO activities. During the year ended December 31, 2021, the Group’s CDMO activities also experienced an upturn, with 23 contracts signed, about 35% of which were with new customers, covering its four main technologies, i.e., nine projects in preclinical/phase I, five projects in phase II, four projects in phase III and five projects in commercial phase. Since the beginning of 2022, the Group has won three other projects. In the context of its CDMO activities, the Group will have to simultaneously manage a certain number of API manufacturing projects at different clinical stages of development on behalf of its customers in order to take into account the natural attrition of clinical development projects inherent in the pharmaceutical sector. As of the date of the Prospectus, the Group’s companies hold around 48 projects in their portfolio, over half of which are in the commercial phase.

In order to grow its market share, the Group plans to continue to develop its capabilities dedicated to cutting-edge technologies (such as HP-APIs, peptides and oligonucleotides, and micronization), to transition to a customer-centric model made possible by its autonomy from the Sanofi group, to strengthen its commercial and operational organization dedicated to the CDMO activities, to improve the evaluation and monitoring of CDMO projects, and to boost the commercial competitiveness of its offers (see Section 6.4.2 “Capitalize on innovation and development to accelerate the reorientation of the portfolio toward the CDMO activities, particularly in the peptide and oligonucleotide segment” of the Prospectus). In the peptides and oligonucleotides segment, the efforts made by the CDMO sales team over the past nine months have begun to bear fruit with the signature of new contracts. Eight contracts have already been signed (pre-clinical phase and clinical phases 1 to 3) during the past nine months.

The five main technological pillars of the CDMO activities development are the following:

•

Peptides and oligonucleotides, benefiting from an integrated offer with unique historical expertise in post-synthesis conjugation, innovative ligands and customization at the Frankfurt site, in sub-units of oligonucleotide chain synthesis; and a mastery of production technologies that enable it to achieve failure rates significantly lower than the average for CDMOs for the manufacturing of batches of APIs, with the Group estimating its failure rate for peptides to be at 5%, whereas the average failure rate for CDMOs is 20%.[40]

•

Chemical synthesis at the Vertolaye, Ujpest and Frankfurt sites, with a range of technologies enabling more than 95% of the chemical reactions to be carried out in volumes that can reach industrial levels equal to or greater than those of the main CDMOs in the sector; a portfolio of customers whose projects are currently in various stages of development, already established at the Group’s different production sites; and an existing list of opportunities currently being evaluated or negotiated, spread across the United States, Europe and Asia, including biotechnology companies and pharmaceutical laboratories of all sizes.

•

Microbial fermentation at the Brindisi and Saint-Aubin-lès-Elbeuf sites for the production of complex chemical synthesis molecules, with large capacities and a strong commercial pipeline (including for antibiotics and vitamins), which can also be used to produce molecules such as recombinant proteins, plasmids or enzymes.

•

Particle engineering at the Vertolaye and Haverhill sites, with the ambition of becoming a key player in solid state chemistry by capitalizing on spray-drying facilities and by creating a center of excellence for the solid state phase of small-scale development (nanoparticles) for the development of the process up to the industrial phase through intermediate size productions for pilot tests; and

•

HP-APIs at the Brindisi (fermentation), Vertolaye and Ujpest sites, with additional capacity from 2023 to prepare for the development of future large-scale products. Certain hormones are part of the HP-APIs portion (OEB5 class). A growing number of active molecules for oncology are considered as HP-APIs, even cytotoxic.

The Group is therefore in a position to propose a complete range of services covering development from the pre-clinical phase up to the commercial phase, and including analytic methods validation, scaling up of production from pilot level to marketing, and competitive prices with a potential for improvement due to the occupancy rate optimization at the Group’s sites.

6.4	Strategy and objectives

In terms of revenue, the Group considers itself to be the world’s leading manufacturer of small molecules (including complex chemical synthesis molecules, biochemistry molecules derived from fermentation and HP-APIs), the second largest manufacturer of APIs (including small molecules and large molecules) in 2021, and the seventh largest in the global CDMO market in 2020. Its priority strategy is to strengthen its position in the market for small molecules through three main vectors: (i) accelerate revenue growth of its existing portfolio operated within its API Solutions business; (ii) increase the exposure of its API portfolio to its CDMO activities, i.e., manufacture for a customer that holds the intellectual property of the manufactured API; and (iii) expand its presence in the most differentiated and most complex APIs, by relying on a set of tools and technological expertise held by the Group.

[40]

Source: The Journal of Organic Chemistry—Sustainability Challenges in Peptide Synthesis and Purification: From R&D to Production by Albert Isidro-Llobet (GSK), Martin N. Kenworthy (AstraZeneca), Subha Mukherjee (BMS), Michael E. Kopach (Lilly), Katarzyna Wegner (Ipsen), Fabrice Gallou (Novartis), Austin G. Smith (Amgen), and Frank Roschangar (Boehringer Ingelheim) – March 2019.

These strategic vectors are aimed at the following three objectives: (i) generate approximately 35% of its revenue via CDMO activities by 2025 (24.7% in 2021) through above-market growth in this activity up to 2025 and (ii) reduce the weight of Sanofi in the Group’s total revenue with the goal of reaching about 30% to 35% of its consolidated revenue by 2025 (versus 45.6% in 2021), primarily through greater-than-market growth in sales to other customers, resulting in (iii) an improvement in the Group’s operating margin with a Core EBITDA margin greater than 20% by 2025 (versus a restated Core EBITDA margin of 12.3% in 2021).

The Group also intends, first, to pursue a strong environmental and societal commitment within the framework of its ESG policy and, second, to position itself as a potential player in the future consolidation of the markets in which the Group is present; these markets are still very fragmented with a multitude of players around the world. To achieve its strategic objectives, the Group can draw on an efficient industrial organization, a rigorous investment policy and a constantly improving financial performance.

6.4.1	Stimulate the revenue growth of the API Solutions business

Building on its estimated position as the world’s leading manufacturer in small molecules (including complex chemical synthesis molecules, biochemistry molecules derived from fermentation and HP-APIs)41 the Group aims to accelerate the growth in revenue from its portfolio of around 165 APIs, which represented €676.0 million, or 74.9% of its restated consolidated revenue for the year ended December 31, 2021 (compared with €744.3 million (77.9% of its restated revenue) and €735.2 million (82.5%) of its restated revenue for the years ended December 31, 2020 and 2019), in line with the growth in the API market, estimated at 2% between 2019 and 2021 due to the COVID-19 pandemic and at 6% to 7% per year between 2021 and 2024.

Within this portfolio, Sanofi (with which the Group recorded restated revenue of €369.1 million for the year ended December 31, 2021, i.e., 40.9% of its consolidated revenue) is a reference customer and a privileged partner representing a pledge of stability for the Group’s business model. The Group is the leading manufacturer and the main distribution platform for APIs of the Sanofi Group. The Global Manufacturing and Supply Agreement provides, among other things, for the exclusive supply to Sanofi of APIs and/or intermediates and/or other substances covered by the Global Manufacturing and Supply Agreement, subject to certain exceptions, from an established list of territories. The manufacture of these high volumes has enabled the Group to reach critical size and to benefit from a level of competitiveness that it considers to be excellent. This level of business activity is expected to continue and to decrease slowly in line with the dynamics of the Sanofi Group’s corresponding General Medicines products, while ensuring a substantial and recurring revenue stream for the Group. In order to substantially accelerate revenue from the product offering in the API Solutions business, the Group intends to continue its efforts to increase sales to customers other than Sanofi, and anticipates an increase in these sales at a higher-than-market rate, thus representing a potential expansion of its market share. In accordance with the provisions of the Distribution agreement, Sanofi also supplies the Group with 22 APIs over the period for which the Group holds the commercial relations with the end customers. A detailed description of the Global Manufacturing and Supply Agreement and the Distribution Agreement is provided in Sections 18.3.1 “Manufacturing and supply agreements for certain APIs” and 18.3.3 “Distribution agreements for certain APIs” of the Prospectus.

[41]

Source: Company’s estimate based on third-party market research conducted using the annual reports published by the main industrial players in the APIs sector, public databases (including Capital IQ and Orbis) as well as interviews with market experts.

Thus, the Group plans to develop its sales in its API Solutions business around five main vectors:

•

First, the Group’s strategy will focus on an increase in the production capacity of certain niche APIs such as prostaglandins, hormones or vitamin B12, for which demand is growing strongly and exceeds the available offer, and for which the Group will make additional investments (see Section 6.8 “Investments” of the Prospectus).

•

Second, the Group considers that there are cross-selling opportunities within its current customer base. In fact, the average number of APIs supplied to the Group’s customers is increasing: a limited number of customers representing 53.6% of the Group’s restated revenue (excluding Sanofi) purchased four or more APIs in 2021, while 80% to 90% of the customers purchased fewer than three APIs with additional opportunities to further increase cross-selling in the future.

•

Third, the Group conducted a competitive analysis and segmentation of its customer base and intends to set up, for the first time, a sales policy to optimize the prices of its products on the basis of the segmentation and strategic positioning of its customers, particularly because for more than about 75% of its customers the Group is the sole counterparty for the production of their APIs (this percentage is significantly lower for the manufacturers of generic drugs and the distributors) and nearly 70% of the customers deal with the Group via purchase orders.

•	Fourth, the Group will accelerate prospecting for new customers, particularly in the United States and the emerging and less regulated geographic regions.

•

Fifth, more than 20 APIs, once reserved exclusively for Sanofi’s general medicinal products, will be available for sale to other existing and potential customers, which the Company estimates could represent an additional sales potential of around €15 to €25 million.

Finally, the Group considers that the repatriation of production in Europe in order to reduce the European Union’s current dependence on non-European suppliers, particularly from Asia, for APIs that are strategic for European public health, will promote growth in sales of products from its API Solutions business. Although the Group does not include this factor in its projections, it considers that it has the production capacity and infrastructure to benefit from this development and to take advantage of initiatives taken by manufacturers of finished products aimed at developing alternative sources of supply of APIs. Due to the scale of its production sites, all located in Europe, as well as the size of its factories, the high quality and diversity of its portfolio of APIs and its broad range of technologies, the Group is positioned to be a preferred player in the process of restoring the sovereignty of the manufacture of APIs in Europe (see Section 6.3.2 “Strong vertical integration offering greater autonomy and security of supply” of the Prospectus).

6.4.2	Capitalize on innovation and development to accelerate the reorientation of the portfolio toward the CDMO activities, particularly in the peptide and oligonucleotide segment

Revenue from the Group’s CDMO activities represented 24.9% of the Group’s consolidated revenue for the year ended December 31, 2021. The Group intends to raise the portion of its revenue from CDMO activities to around 35% by 2025 through greater-than-market growth in this activity up to 2025. Innovation is at the center of the Group’s strategy. In addition to its historical know-how and expertise acquired over many years, the Group has a wide range of technologies spread across its six manufacturing sites. Although it considers that its sites are capable of supporting its growth strategy and offers a competitive advantage in terms of production costs due to their critical scale and technological specialization compared to the rest of the market, the Group is committed to continuous innovation in order to enhance its manufacturing processes and develop new ones. In order to stay abreast of the industry’s shift toward sustainable technologies and to respond to rapidly changing customer needs, the Group plans to continue to invest in technology and innovation in the coming years, as well as in the development of its production capacities, in order to provide quality solutions at all type of scales, including on a large scale, throughout the life cycle of its customers’ products (see Section 6.3.3 “Manufacturing excellence and innovation platform” of the Prospectus). These investments will drive the future growth of its CDMO activities, which has historically been restricted to serving Sanofi’s captive needs and which will be lifted as a result of EUROAPI’s autonomy from the Sanofi Group, while Sanofi expects to continue to outsource development and manufacturing activities to the Group and to hold approximately 30% of the Company’s share capital and voting rights upon completion of the Distribution in Kind and the Investment.

The evolution of the relationship between EUROAPI and Sanofi has enabled the Group to initiate a process of reorientation of the portfolio toward the CDMO activities, relying in particular on the Group’s position as a preferred partner for Sanofi’s clinical pipeline. In fact, Sanofi is poised to be a key partner in the Group’s CDMO activities for some certain APIs or intermediates due to the signing on October 1, 2021, of a development agreement (Master Agreement for Development and GMP Manufacturing Services) that covers the current and future development of key molecules in the Group’s CDMO activities. These partnerships cover in particular Lademirsen (treating the Alport syndrome), an intermediate of Tolebrutinib currently in Phase 3 for multiple sclerosis following the Principia Biopharma acquisition by Sanofi in 2020, the peripheral chain and ligand of Tusamitamab ravtansine, an antibody-drug conjugate currently in Phase 3 in non-small cell lung cancer, or Avalglucosiddase Alfa approved by the FDA in August 2021 (Pompe disease). As of the date of the Prospectus, there are around ten projects, including one for peptides and one for oligonucleotides. In 2021, the Group also signed a partnership to develop a cationic liquid for certain RNA messenger vaccines in development by Sanofi Pasteur. Subsequently, by generating an increasingly substantial share of its business with customers other than Sanofi, particularly by forming strategic partnerships with biotech companies and large players in the pharmaceutical industry (including the world’s top ten pharmaceutical companies), the Group intends to continue and to accelerate this reorientation of its portfolio toward CDMO in order to stimulate its growth prospects in this activity.

In addition to Sanofi’s contribution through approximately ten projects being developed, the Group plans to make substantial investments to optimize and increase its existing production capacities, in particular for peptides and oligonucleotides, hormones and prostaglandins (see Section 6.8 “Investments” of the Prospectus), to develop the pipeline of ongoing CDMO projects and to continue to set up a new commercial organization to generate a greater volume of business in this activity. The Group also intends to permanently manage more than 30 projects at different stages of clinical development in order to take into account the natural attrition of clinical development projects inherent in the pharmaceutical sector (versus 23 projects in the development phase as of the date of the Prospectus) and to reach around 35% of its revenue for the CDMO activities by 2025 due to stronger-than-market growth in this activity.

CDMO activities accelerated in 2021 with the establishment of a dedicated commercial organization focused on non-Sanofi customers and through a greater strategic focus. As of December 31, 2021, 23 new contracts have already been signed, compared to six in the entire year of 2020. Since the beginning of 2022, the Group has won three other projects. Over 2021, the Group received 120 requests for proposals in connection with its CDMO activity, 45% of which were for complex chemical synthesis molecules and 20% for peptides and oligonucleotides. Nearly half of these requests came from the largest pharmaceutical and leading biotech companies. In addition, for the year ended December 31, 2021, there was a five-fold increase in the number of sales meetings, a three-fold increase in the number of requests for proposals, and the number of responses to these requests was over three times higher than the average for these datapoints in 2019 and 2020. These initial results are primarily due to (i) the development of the Group’s strategy for this activity; (ii) the finalization of the recruitment of the 15-member sales team for the CDMO activity and the progressive increase in the number of scientific resources related to this activity, (iii) the Group’s announcement of its independence from Sanofi and (iv) the development of a culture more geared to the customer, with the implementation of internal procedures adapted to their needs, such as the establishment of a weekly strategy committee to report on commercial prospecting and define the priorities for the upcoming weeks.

By redirecting its API portfolio to its CDMO activities, the Group plans to expand its service and product offering in adjacent areas and to focus on the more complex molecules and HP-API segments. This is particularly reflected in the increased development of capacities and sales of peptides and oligonucleotides, chemical synthesis, particle engineering, and microbial fermentation, as well as in the HP-APIs segment. The Group is already present in each of these segments, has expertise in the chemical synthesis processes required for their manufacture, and is capable of meeting the specific technical as well as regulatory requirements. The Group considers that it is well positioned to take advantage of the growth of these markets (benefiting from average annual growth rates of 8% to 13% between 2019 and 2024, higher than the average growth rate of the API market, estimated at 6% to 7% per year over the same period42 despite an annual growth rate that fell to 2% between 2019 and 2021 due to the COVID-19 pandemic)43 and aims to become one of the top five producers of peptides and the top three producers of oligonucleotides, in terms of annual production capacity, by 2025 and to achieve its objective of approximately 35% of its revenue coming from the CDMO activities by 2025. In the CDMO activity, the fermentation segment prospecting initiated in 2021 has encountered some success in the evaluation of promising opportunities in the anti-infectives adjacent markets. The Group has high-volume fermentation reactors, strong experience at its Saint-Aubin-lès-Elbeuf and Brindisi sites and a solid positioning in the vitamin B12 market. The capital expenditures for the pilot unit required for implementation of new CDMO projects are included in the 2022 Brindisi site investment plan. With this investment, the Group’s goals in fermentation would be strengthened as soon as the new pilot unit is commissioned in 2023. The Group plans to offer complete and customizable commercial solutions, promoting industrial economies of scale for these high value-added markets.

The Group’s experience in the field of innovation and development of APIs is offered as a service through its CDMO activities. These services respond to market needs for new APIs being formulated in cases where development and production activities are outsourced, which is the case for the various markets of interest for the Group. The Group’s CDMO strategy was built to respond to demand in these high growth markets (at 8% to 10% for peptides and 12% to 14% for oligonucleotides until 2025 according to the Company’s estimates). These mainly concern new APIs being developed, the manufacturing complexity of which justifies the Group’s expertise in development and its premium prices. This is particularly in the peptide and oligonucleotide markets valued at €2 billion and €500 million respectively, and which are mainly subcontracted (around 50% for the peptides in 2020 and which the Company considers will reach 65% in 2025, and 90% for the oligonucleotides).44

The Group considers it can compete with the best of the CDMOs specialized in these markets, which demand strong technological control of the manufacturing methods and in which demand currently exceeds supply. The Group also intends to capitalize on its research and innovation skills to pursue their development in order to speed up the reorientation and improvement of its portfolio, in particular by expanding its presence in large molecules. For example, the peptide and oligonucleotide markets are at the frontier of the large molecules market, which is a development focus for the Group’s CDMO activities in order to strengthen its presence in the innovative API market. In order to complete its offer, particularly in terms of complex conjugation processes, the Group will be able to benefit from its know-how in chemistry, peptides and oligonucleotides and to combine it with innovative ligands. As of December 31, 2021, the Group will have an innovative development team of approximately 300 people spread over the Group’s six sites, of which approximately 90 people are entirely dedicated to the CDMO activities and 45% are PhDs or engineers. The Group’s objective is to have more than 250 employees dedicated to the CDMO activities by 2025, of whom about 50% of employees will have science or engineering doctorates, to support growth in this segment, the integration of technologies and the expansion of the offer on complex molecules in particular.

[42]

Sources: IQVIA Institute for Human Data Science – Global Use of Medicine in 2019 and Outlook to 2023, January 2019; Technavio – Global Active Pharmaceutical Ingredients Market, 2017-2021; ResultsHealthCare – CRO Sector – M&A Drivers and Market Trends, March 2019, BCC – Active Pharmaceutical Ingredients: Global Markets, January 2021.

[43]	Source: Company’s estimates based on the market research conducted by third parties using the IQVIA database.
[44]	Sources: Company’s estimates based on market studies conducted by their parties established with the help of interviews with experts in the API market conducted in early 2021.

6.4.3	Improve operating margin of the Group

The large volumes of APIs being developed and produced, as well as the synergies achieved within its portfolio, allow the Group to facilitate the absorption of its fixed costs. Additionally, a dedicated team is tasked to continuously improve manufacturing processes in order to increase the capacity of the Group’s sites and reduce production costs. Moreover, the reorientation of the API portfolio toward the CDMO activities, particularly toward complex molecules that generate higher margins, is contributing to the improvement of the Group’s industrial performance and its margins over the duration of the margin improvement plan and thereafter.

At the same time, through greater autonomy from Sanofi and following completion of the Prior Reorganization Transactions, the Group has put in place a clear path to allow substantial improvement of margins to approach industry levels, and a significant catch-up with the sector, primarily through optimization of costs and better use of the existing capacities. The Group’s margin improvement targets are presented in Sections 11.2 “Medium term outlook” and 12.2 “Group forecasts for the year ending December 31, 2022” of the Prospectus.

The Group’s margin improvement plan is based first on the implementation of a program to optimize production costs initiated in 2020 and that would imply a streamlining of production costs of around 2% each year through 2025. This plan is based on a set of around 100 initiatives that include general productivity measures, measures to improve yields, reduce energy and maintenance expenses as well as other targeted measures to reduce costs (automation of processes, optimization of the use of assets). Out of a total of around 100 initiatives, approximately 60% are currently in progress, while around 25% are still to be launched, and around 15% are currently suspended or interrupted. In addition, the Group is continuously working on new projects. The real savings generated early by the Group in 2020 and in 2021 totaled €8.7 and €8.2 million. The Group’s plan to improve its margins is not connected with the restructuring plan initiated by the Sanofi group as part of its “Play to Win” strategy. The €15.8 million in employee expenses as of December 31, 2020, which appears in Note D.18 (Restructuring costs and similar items) of the notes of the consolidated financial statements provided in Chapter 19 “Financial information” of the Prospectus represents the contribution of the Group’s employees to the total cost of the Sanofi group’s restructuring program. This amount is presented as contributing to the Group’s result in order to reflect the historical real costs of the Group’s activities in accordance with accepted practices. The effects of the program to restructure the Sanofi group that have no impact on the Group’s financial statements have been restated from the Company’s alternative performance indicators.

In addition, the plan to improve the Group’s operating margin calls for generating supply efficiencies. This point is particularly reflected in the revision of the raw materials supply processes and the optimization of maintenance contracts by giving priority to local supply for energy production.

Finally, the program to reduce inventories will have the long-term effect of lowering inventories to industry standards, but will have a negative impact on the margin in the short term.

Taking into account all these measures, the Group seeks to reach a Core EBITDA45 margin greater than 20% by 2025 (versus a restated Core EBITDA of 12.3% in 2021).

[45]

Core EBITDA corresponds to EBITDA restated for restructuring and similar costs (excluding depreciation and amortization), allocations net of reversals of unutilized provisions for environmental risks, and other items not representative of the Group’s current operating performance or related to the effects of acquisitions or disposals.

6.4.4	Improve the Group’s cash generation

The Group plans to continue the efforts already made to improve cash generation. In addition to the improvement in profitability, this plan includes a goal to significantly reduce inventory levels, particularly through a decrease in cycle times, as well as through a program to optimize investments.

Streamlining regulatory and maintenance investments, reinvestment in equipment, laboratories and manufacturing facilities as well as the establishment of an ambitious project for performance investments and growth are strategic elements in meeting the growing future demand from the Group’s current or new customers. Historically, the Group’s investments amounted to €88.6 million for the year ended December 31, 2021, €88.4 million for the year ended December 31, 2020, and €81.8 million for the year ended December 31, 2019. By 2025, the Group plans in particular to strengthen its production capacities to support the redirection of the portfolio toward CDMO activities, by allocating available existing capacities to this activity as a priority. The Group’s investment policy in coming years is discussed in Section 6.8.3 “Main future investments” of the Prospectus.

6.4.5	Engage in a strong environmental and societal commitment

Due to an experienced management team with diversified backgrounds, the Group seeks to generate a sustainable performance, taking into consideration respect for extra-financial criteria and the achievement of the ESG objectives as a key priority in establishing its strategy.

The goal of Group’s ESG strategy is to capitalize on the solid heritage from Sanofi in sustainable development and on the responses to an internal and external survey that collected over 1,200 responses from different stakeholders in March 2021, which led to the development of a materiality matrix of the Group’s specific risks completed by a comparative study of the ESG strategy of its peers and competitors.

In assessing its environmental performance, the Group monitors the following indicators, among others: greenhouse gas emissions (direct and indirect greenhouse gas emissions related to the Group’s scope 1 and scope 2 activities and the indirect emissions related to the Group’s scope 3 value chain), gas, electricity and water consumption, and the treatment of toxic and non-toxic waste.

The Group has already defined ambitious targets (some of which are still being defined on the date of the Prospectus) concerning respect for the environment and the health and safety of its employees, which are described below. It plans to:

•	Reduce its carbon dioxide (CO2) emissions related to its activities, including its industrial sites (scopes 1 and 2), by 30% by 2030 (from 2020), with the goal of reaching carbon neutrality by 2050.

•	Reduce its emissions of volatile organic compounds (VOCs) resulting from the synthesis of APIs by 50% by 2025 (from 2019).

•

Limit frequency rate of employee accidents that result in a work shutdown (LTI – Lost Time Injury) to 1.5 per 1,000,000 hours worked, and the rate of recordable work accidents (TRI – Total Recordable Injury) to 2.5 per 1,000,000 hours worked by 2025.

•	Reach a percentage of 30% women on its expanded executive committee and among the principal executives in key Company positions by 2025.

The Group’s ESG policy is described in detail in Section 6.9 “ESG Policy” of the Prospectus.

6.5	Overview of Group business activity

In 2021, the Group considers itself to be, in terms of revenue, the world’s leading manufacturer of small molecules (including complex chemical synthesis molecules, biochemistry molecules derived from fermentation and HP-APIs) and the world’s second largest manufacturer of APIs (including small molecules and large molecules) as well as the seventh-largest in the global CDMO market in 2020; it is also the largest player in the API market in the European Union.46

As of the date of the Prospectus, the Group markets approximately 200 APIs, both within its API Solutions business and its CDMO activities, to 530 customers in more than 80 countries. The intermediates and APIs manufactured by the Group are used in the composition of drugs for human or veterinary use, originator or generic.

6.5.1	Nature of the Group’s business activities

(a)	The Group’s API Solutions business

In its API Solutions business, the Group offers its customers a diversified portfolio of around 165 APIs, consisting of complex chemical synthesis molecules, biochemistry molecules derived from fermentation and HP-APIs. The intellectual property rights to the APIs of the Group’s API Solutions business, and to manufacture the ingredients, are held by the Group or licensed by the Group and/or covered by a distribution contract.

(b)	The Group’s CDMO activities

The Group offers services to specific customers, that cover upstream development (pre-clinical phase/clinical phase 1) and downstream development and production of the APIs (clinical phase 2/clinical phase 3) as well as the commercial phase. In its CDMO activities, it manufactures approximately 35 APIs or intermediates of APIs. The intellectual property rights to the APIs or intermediates of the APIs developed and/or manufactured by the Group as part of its CDMO activities are held by the Group’s customer.

Upstream development of the API (pre-clinical phase/clinical phase 1)

The major steps in the pre-clinical phase/clinical phase 1 development process are the following:

•	Completion in the laboratory of studies to become familiar with the process to manufacture the API resulting from the research.

•	The transfer, development and optimization of the processes for manufacturing the API.

•	The transfer, development and optimization of the analytic methods that will allow control of the final quality of the API.

•

The production of non-GMP (Good Manufacturing Practices) batches used for toxicology studies (pre-clinical phase) and the development of the pharmaceutical formulation that will be used for administration in humans in clinical phase 1.

•	The production of batches that comply with the GMPs in accordance with the regulatory obligations applicable to clinical phase 1 studies in humans.

[46]

Source: Company’s estimates based on third-party market research conducted using the annual reports published by the main industrial players in the APIs sector, public databases (including Capital IQ and Orbis) as well as interviews with market experts.

•	The completion of stability studies in order to verify the stability of the API and define an expiration date for the future API.

This phase may take approximately four years.

Laboratories that develop processes and analytic methods are primarily involved during the upstream development phase. Production at the pilot scale is performed by qualified operators and is generally done in restricted areas under conditions stipulated by the GMPs. The batches of APIs are analyzed and released by quality control and quality assurance for their clinical use.

Downstream development of the API with the production of batches intended for clinical trials and preparation of the regulatory registration application (clinical phase 2 and phase 3)

The major steps in the development and production process in clinical phase 2 and phase 3 are the following:

•	Bringing the manufacturing processes to an industrial scale to cover the expanded need for APIs in clinical phase 2 and phase 3 by the required deadlines.

•	Validation of the analytic methods to guarantee their reliability in the analysis of raw materials and the API.

•	Characterization of the manufacturing processes in order to identify and ensure the reliability of the manufacturing process in its capacity to deliver an API with the required quality.

•	The production of batches that comply with GMPs in accordance with the regulatory obligations applicable to clinical phases 2 and 3 studies in humans.

•

The production of validation batches that will validate the process at the industrial scale, including at least three consecutive batches of APIs with the level of quality required, in accordance with the applicable regulatory obligations.

•

Regulatory support in the preparation of the clinical regulatory and commercial registration applications that are submitted to the health authorities before effective use of the API in clinical trials and the marketing of the ingredient (see Section 6.5.1(c) “Associated services offered by the Group” of the Prospectus).

These phases may take approximately six years.

During the downstream development and production process in clinical phases 2 and 3, the laboratories that develop processes and analytic methods are involved in the scaling and validation of the analytic methods. Production at the pilot and industrial scales is performed by qualified operators and is carried out in restricted industrial areas under the conditions stipulated by the GMP. The batches of APIs produced are analyzed and released by quality control and quality assurance for clinical or commercial use.

Commercial phase

The major steps in the commercial phase are as follows:

•	Supply of APIs to the Group’s customers.

•

Regulatory assistance in order to answer the questions of health authorities on the commercial registration applications and notify the authorities of any change and/or improvement in the process or analytic methods or a change in the site originally registered in the dossier operated after the API is marketed (see Section 6.5.1(c) “Associated services offered by the Group” of the Prospectus).

•

Quality assistance to ensure continuous compliance with GMPs in the manufacture of the API and guarantee the success of the inspections conducted by the health authorities at the sites where the API is manufactured (see Section 6.5.1(c) “Associated services offered by the Group” of the Prospectus).

•	Technical and commercial support (see Section 6.5.1(c) “Associated services offered by the Group” of the Prospectus).

•	Improvement of the manufacturing process in order to lower industrial costs, improve the quality and safety of the operators and/or reduce the environmental impact.

•

Management of the life cycle of the products in order to adapt to changing needs for APIs (volumes), market prices, the availability of raw materials and regulatory and environmental quality requirements.

The commercial phase may take approximately eight to ten years.

During the commercial phase, industrial scale production is performed by qualified operators and is done in restricted industrial areas under the conditions set out by GMP. The batches of APIs produced are analyzed and related by quality control and quality assurance for commercial use. The supply chain sends the quantities of the APIs ordered by the customer pursuant to the production contract. The process development department may be involved in improving the manufacturing processes.

(c)	Associated services offered by the Group

In the context of its API Solutions business and CDMO activities, the Group offers its customers a range of high value-added services to meet their commercial and regulatory needs. These services include: (i) regulatory assistance, (ii) quality assistance and (iii) technical and commercial support.

Regulatory assistance

As part of its comprehensive service offering, the Group offers regulatory assistance to its customers. The regulatory heritage of the Sanofi group means that the Group benefits from solid expertise in the regulations governing each of the families of APIs sold.

The regulatory assistance offered by the Group includes the preparation of all the regulatory documentation required throughout the development cycle of the APIs, in the context of its CDMO activities in particular: (i) briefing packages; (ii) registration application packages or the chemical portion of the applicable marketing authorizations; and (iii) the permanent files of the API (ASMF – Active Substance Master File) in the European Union or the DMF (Drug Master File) in the United States, or the CEP (Certificates of Suitability to the European Pharmacopeia) (see Section 10.1 “Sector regulations” of the Prospectus).

Moreover, the Group’s experts responsible for regulatory assistance can assist the Group’s customers with questions or information requests from the health authorities and participate in meetings with the Group’s customers and competent authorities to support the customer in obtaining regulatory approval.

The Group also offers its customers regulatory assistance for its products in the commercial phase.

Quality assistance

Quality assistance is provided by the quality assurance, quality control and analytic development units of the Group. It develops production in accordance with GMP while providing assistance with regard to process developments in accordance with ICH guideline Q8 (Pharmaceutical development), process transfers and analytics, analytic validations, process validations, evaluation of mutagenic impurities in accordance with ICH guideline M7(R1) on assessment and control of DNA reactive (mutagenic) impurities in pharmaceuticals to limit potential carcinogenic risk, and impurity traceability studies.

Technical and commercial support

In the pre-clinical phase or clinical development phases in particular, the Group provides its customers with technical support to assist the process to develop APIs along with a technical analysis and expert assessment to support the preparation of the regulatory package.

6.5.2	Group products

The Group’s portfolio of products comprises 11 families of APIs divided into four categories:47

•	Complex chemical synthesis molecules including alkaloids, sartans and steroids,[48] molecules used in the treatment of hyperphosphatemia, antihistamines and antipyretics.

•	Biochemistry molecules derived from fermentation including anti-infectives, vitamin B12 and its salt derivatives.

•	HP-APIs including the prostaglandins.

•	Large molecules including peptides and oligonucleotides.

(a)	Complex chemical synthesis molecules

Complex chemical synthesis molecules are organic compounds with low to medium molecular weight. They are generally obtained through a chemical route. They are characterized by a small to medium size allowing them to cross cellular membranes to reach intracellular targets and an increasingly complex and technologically sophisticated structure. Most of the complex chemical synthesis molecules can be administered orally, injected or inhaled. The production cost of these molecules varies.

For the year ended December 31, 2021, sales of complex chemical synthesis molecules represented 68.7% of the Group’s consolidated revenue. The Group estimates that the potential revenue growth from sales of these molecules is high.

[47]	Sources: Company information; interviews with experts in the API market conducted in early 2021.
[48]	Steroids are also partly biochemistry molecules derived from fermentation to the extent that most synthetic pathways include non-chemical synthesis steps.

Families of APIs	Group portfolio		Group production sites	Number of customers	Examples of therapeutic use
	Number of ingredients	Examples of ingredients marketed by the Group
Steroids	35	Prednisolone, Methylprednisolone, Dexamethasone, Hydrocortisone, Spironolactone	Vertolaye	100-300	Hypertension and anti-inflammatories used in the treatment of certain diseases (asthma and eczema)

Alkaloids (non-narcotic opioids and opiates)	20	Codeine phosphate, Naloxone hydrochloride, Noscapine, Naltrexone hydrochloride, Apomorphine	—	100-300	Pain and cough, opiate addiction

Sartans	<5	Ibersartan, Olmesartan Medoxomil	Ujpest	<10	Heart failure and arterial hypertension

Hyperphosphatemia	<5	Sevelamer	Haverhill	<10	Kidney failure

Antihistamines	<5	Fexofenadine	Frankfurt	10-50	Rhinitis and allergies

Antipyretics	<5	Metamizole sodium, Metamizole magnesium	Frankfurt	10-50	Pain and acute inflammation

Other complex chemical synthesis molecules	~75	Hydroxychloroquine sulfate, Ramipril, Afoxolaner, Glimiperide	Ujpest, Frankfurt	100-300	Rheumatoid arthritis and lupus

Due to the heritage and expertise from its site in Vertolaye, France, the Group is the world leader and the only European supplier totally integrated vertically in the market for the APIs from the following families of key corticosteroids: Prednisolone, Methylprednisolone, Dexamethasone, Hydrocortisone and Spironolactone.49

The Group is the world leader in the API market for the following key alkaloids: Codeine and Morphine (opiates), Noscapine and Naltrexone (opioids), and the global leader in the market of Apomorphine and Naloxone (opioids). Primarily through Francopia, a subsidiary of the Company, the Group sells alkaloids used both in the composition (i) of narcotic opiate products and (ii) in non-narcotic opioids primarily used to fight opiate addictions (such as Naloxone Access Laws), which represented 55.5% and 44.5% of the Group’s alkaloid sales for the year ended December 31, 2021. During the same year, the principal destination countries for sales of the Group’s alkaloids (excluding sales to Sanofi) were France (25.7%), Japan (15.0%), the United States (7.0%) and Canada (6.3%), while sales to Sanofi represented 27.5% of the Group’s total alkaloid sales (primarily in France, India, Colombia and Germany). It should be noted that the Group has no exposure to narcotic opiates in the United States and sells only non-narcotic opioids in the country.

(b)	Biochemistry molecules derived from fermentation

Biochemistry molecules derived from fermentation vary in size, and have a complex and differentiated structure, with an average production cost. They are administered orally or can be injected. The Group’s portfolio of biochemistry molecules derived from fermentation comprises APIs of the family of anti-infectives and the family of vitamin B12 and its salt derivatives. The production of anti-infectives and vitamin B12 uses sophisticated and complex fermentation techniques. On the date of the Prospectus, the Group ranks third in the world market and is the only Western producer of vitamin B12 and its solid salt derivatives.

[49]

Source: Company’s estimates on the basis of market studies conducted by third parties based on the data in public databases (Capital IQ and Orbis), IQVIA statistics listing revenue per API, and interviews with market experts conducted in 2021.

For the year ended December 31, 2021, sales of biochemistry molecules derived from fermentation represented 17.0% of the Group’s consolidated revenue. The Group considers that the potential revenue growth from sales of these molecules is substantial.

Families of APIs	Group portfolio		Group production sites	Number of customers	Examples of therapeutic use
	Number of ingredients	Examples of ingredients marketed by the Group
Anti-infectives	10	Pristinamycin, Gamithromycin, Rifaximin, Teicoplanin, Rifampicin	Brindisi, Saint-Aubin-lès-Elbeuf, Vertolaye	50-100	Bronchitis, toxoplasmosis in pregnancy and tuberculosis

Vitamin B12	5	Cyanocobalamin	Saint-Aubin-lès-Elbeuf	100-300	Vitamin B12 insufficiency for persons following a vegetarian diet and in animal health

(c)	HP-APIs

The HP-APIs are used in very low concentrations (micrograms or nanograms) due to their high level of efficacy that reduces the side effects of the corresponding pharmaceutical specialty. Due to the heritage and expertise of its site in Ujpest, Hungary, the Group is the global leader in the market for prostaglandins, which includes Latanoprost, Bimatoprost and Iloprost.50

For the year ended December 31, 2021, sales of HP-APIs represented 11.8% of the Group’s revenue. The Group estimates that the potential revenue growth from sales of these molecules is relatively limited.

Families of APIs	Group portfolio		Group production sites	Number of customers	Examples of therapeutic use
	Number of ingredients	Examples of ingredients marketed by the Group
Prostaglandins	15	Beraprost, Latanoprost, Limaprost	Ujpest	50-100	Systemic or local vasodilators (including for the treatment of glaucoma in ophthalmology)

(d)	Large molecules

The Group’s portfolio of large molecules contains around five APIs from the peptide and oligonucleotide family manufactured at the Frankfurt site. Peptides and oligonucleotides are molecules of average size, most of which can be injected, with a fairly complex structure. The production cost is high since these molecules are obtained through chemical synthesis, most often following a solid phase, which requires investments in specialized equipment and significant expertise in handling and analyzing such molecules. They combine the characteristics of the complex chemical synthesis molecules (including the possibility of crossing cell membranes) and those of biochemistry molecules derived from fermentation (strong selectivity and reduction of side effects).

50 Source: Company’s estimates on the basis of market studies conducted by third parties based on the data in public databases (Capital IQ and Orbis), IQVIA statistics listing revenue per API, and interviews with market experts conducted in 2021

For the year ended December 31, 2021, sales of large molecules represented 2.4% of the Group’s consolidated revenue. The Group estimates that the potential revenue growth from the sale of these molecules is high.

Families of APIs	Group portfolio		Group production sites	Examples of therapeutic use
	Number of ingredients	Examples of ingredients marketed by the Group
Peptides and oligonucleotides	~5	Lixisenatide, Lademirsen	Frankfurt	Type 2 Diabetes

6.5.3	Organization of the Group

The organization of the Group is based on four components: (i) R&D, (ii) production, (iii) quality and (iv) marketing.

(a)	Research and Development

The Research and Development (R&D) teams of the Group include around 330 experienced process developers distributed over the Group’s six production sites (see Section 6.5.3(b) “Production” of the Prospectus); approximately 90 people are dedicated to the CDMO activities and 45% are PhDs or engineers. The Group’s goal is to raise the number of employees on its R&D team to about 575 in 2025, including a number of employees in the development teams dedicated to the CDMO activities greater than 250. The Group’s R&D capacities are primarily organized around two centers located at the sites in Ujpest, Hungary, and Frankfurt, Germany. The R&D programs are developed at the Group’s sites in close collaboration with the supply, quality and marketing teams.

The Ujpest center, with around 150 employees (with a target of around 215 people by 2025 in order to develop the CDMO activities, in particular in complex chemical synthesis molecules, HP-APIs and lipids), houses chemical development laboratories and production facilities at pilot scale under the conditions stipulated by the GMP. In particular, it specializes in the production of complex chemical synthesis molecules and prostaglandins, due to a dedicated innovation center that supports the growth strategy for prostaglandins (see Section 6.4.1 “Stimulate the revenue growth of the API Solutions business” of the Prospectus). The R&D capacities at Ujpest are used in the service of local production and, to a lesser extent, the Vertolaye site. The center also specializes in CDMO activities, from development in the pre-clinical phase to regulatory registration and commercial supply.

The Frankfurt center, with around 105 employees (with a target of around 245 persons by 2025 in order to fully optimize the existing peptides and oligonucleotides production capacity), specializes in CDMO, the production of peptides and oligonucleotides, conjugated molecules and organic synthesis. It benefits from significant engineering capacities and a technological platform. The Frankfurt site also specializes in the search for the most adapted process for manufacturing a molecule (route scouting). The R&D capacities at Frankfurt serve local production and, to a lesser extent, production at the Brindisi site.

Finally, the other 80 R&D employees of the Group (with a target of around 110 people by 2025) are divided among the sites at Brindisi, Saint-Aubin-lès-Elbeuf and Haverhill, which specializes in spray drying, as part of the Group’s CDMO activities, and Vertolaye, which houses an expert micronization center.

The Group considers that these capabilities enable its R&D teams to master key elements for its customers, including:

•	The R&D missions necessary for the Group’s CDMO activities;

•	Improvement of the Group’s production processes;

•	Production of the APIs sold by the Group; and

•	The support of experts.

(b)	Production

The Group relies on a set of six production sites and development centers, all located in Europe.

These sites are industrial sites (chemical and/or pharmaceutical) operated for many years, including five hazardous facilities classified as “SEVESO” (as defined by the SEVESO directive), three of which are classified as “high threshold” SEVESO in Vertolaye, Frankfurt and Ujpest, and two are classified as “low-threshold” SEVESO in Saint-Aubin-lès-Elbeuf and Brindisi (see Sections 3.2.1 “Risks related to the operation of industrial sites”, 3.5.2 “Risks related to environmental and safety regulations and environmental liabilities” and 10.3 “Environmental regulations” of the Prospectus).

Vertolaye (France)

The operations at the Group’s site in Vertolaye, where the Group employed approximately 710 people as of December 31, 2021, are primarily directed toward the production of hormones, corticosteroids and anti-infectives, and are based on the necessary technologies for conducting complex organic syntheses, custom synthesis and low-temperature reactions (up to -70°C), micronization, injectable drug production and high-pressure chromatography. The Group operates 108 reactors at the site representing a total volume of 567 m3. During the year ended December 31, 2021, production covered 65 APIs, including Hydrocortisone, Trenbolone and Dexamethasone.

Frankfurt (Germany)

Operations at the Frankfurt site, where the Group had approximately 730 employees as of December 31, 2021, are primarily focused on multi-functional chemistry, the production of antipyretics, antihistamines and peptides and oligonucleotides and are based on the technologies necessary for conducting solid phase chemistry, large volume organic synthesis, custom synthesis and low-temperature reactions (up to -70°C), injectable drug production, lyophilization and high-pressure hydrogenation. The Group operates 165 fine chemistry reactors representing a total volume of around 865 m3. During the year ended December 31, 2021, 27 APIs were manufactured, including Lixisenatide, Ramipril, Metamizol and Fexofenadine.

Ujpest (Hungary)

Operations at the site in Ujpest, where the Group employed approximately 900 people as of December 31, 2021, are essentially geared to the production of HP-APIs (including the prostaglandins), sartans and multi-functional chemistry, and are based on the technologies required to perform complex organic syntheses and produce injectable drugs. The Group operates 186 reactors at the site representing a total volume of 448m3. During the year ended December 31, 2021, 58 APIs were produced, including Irbesartan, Olmesartan, Beraprost Sodium and Latanoprost.

Saint-Aubin-lès-Elbeuf (France)

Operations at the site in Saint-Aubin-lès-Elbeuf, where the Group had approximately 300 employees as of December 31, 2021, are primarily focused on the production of vitamin B12 and are based on large-scale fermentation and the technology required to produce injectable drugs. The Group operates 48 reactors at the site representing a total volume of 3,553m3. During the year ended December 31, 2021, five APIs were manufactured, including vitamin B12 and Pristinamycin.

Brindisi (Italy)

Operations at the Brindisi site where the Group had approximately 230 employees at December 31, 2021, are essentially focused on the production of anti-infectives and are based on the technologies required to perform large-scale fermentation, handle highly active products and produce injectable drugs. The Group operates 62 reactors at the site representing a total volume of 2,583m3. During the year ended December 31, 2021, 12 APIs were manufactured, including Rifaximin, Rifampicin and Teicoplanin. A strategic plan to refocus the industrial operations at the Brindisi site, approved on December 17, 2021, provides for an increase in the production of vitamin B12 derivatives, the implementation of a program for anti-tuberculars and the creation of a specific unit to capture CDMO projects in the initial phase. This plan led to the impairment of certain specific industrial assets that no longer meet the strategic directions taken by the Group. In addition, a social plan based on voluntary departures was announced in January 2022.

Haverhill (United Kingdom)

Operations at the Haverhill site, where the Group employed approximately 245 people as of December 31, 2021, are primarily focused on hyperphosphatemia, spray drying and flow chemistry and on secondary drug packaging activities. The Group operates seven reactors at the site representing a total volume of 22 m3. During the year ended December 31, 2021, a few APIs were manufactured, including Sevelamer.

Finally, due to their age and/or their original location or use, some Group sites or neighboring sites present historical contamination of the soils and/or of underground water (see Section 3.5.2 “Risks related to environmental and safety regulations and environmental liabilities” of the Prospectus). To that end, provisions were recognized by the Group to cover environmental risks. The amount of provisions for environmental risks at December 31, 2021, is shown in Note D.10 of the consolidated financial statements in Chapter 19 “Financial Information” of the Prospectus. At December 31, 2021, €47.8 million was provisioned by the Group to address environmental risks, and approximately €29.2 million to address potential restoration costs for leased buildings.

(c)	Product quality

The Group considers that quality represents an essential part of each step in the development and manufacture of its products and services. To achieve this, the Group implements its quality policy throughout the life cycle of the APIs: development, manufacture, distribution and marketing. It ensures the application of quality standards harmonized worldwide in order to comply with regulatory requirements and make a commitment to provide safe and effective products to its customers.

Quality managers are appointed at each site and in each sales team of the Group to deploy, manage and control the implementation of the principles of the company’s quality management system in order to ensure the quality of its products and guarantee compliance with the regulations in force.

The quality management system is flexibly designed to include the standards specific to each family of products in the Group’s portfolio. In accordance with the principles of risk management and ongoing improvement, this quality management system is constantly adapted in order to anticipate regulatory changes and best meet the company’s strategic goals for innovation, simplification and refocusing.

The quality management system is totally aligned with the requirements described in the ICH Q10 Pharmaceutical Quality System guide published by the International Council on Harmonization (ICH). It integrates all the rules of good practices (GCP, GDP, GLP, GMP, GPVP) and other regulatory requirements for human health.

The quality policy is the cornerstone of the Group’s commitment to regulatory compliance and its customers. With the company, they are the vectors to guarantee full deployment of the Group’s quality management principles and forms an important part of the vision of its quality culture.

(d)	Marketing

In its API Solutions business, sales coverage of the Group’s customers on all continents is based on an organization established in five regions: (i) Northern Europe, (ii) Southern and Eastern Europe, (iii) Japan, (iv) North America and (v) an intercontinental region (ITC) consisting of Latin America, China, Russia, India and the Pacific region. The Group’s sales teams have 40 employees who cover the zones and/or countries (placed under the management of the five regions) in which the Group has important interactions with its customers: Europe, North America, Japan, China, India, Asia-Pacific, Latin America, Russia, Africa and the Middle East.

The Group’s sales teams also include key account managers in order to maximize the Group’s key partnerships and ensure lasting relationships with its principal customers. The Sanofi account is therefore monitored within the sales department responsible for the API Solutions business by a key account manager and a dedicated team.

In the United States, Japan and China, the Group relies on a local subsidiary in order to market, distribute and sell its products and services in these countries. The North America region is managed by the Group’s subsidiary located in the United States, while the subsidiary in China reports to the ITC region.

The Group has also established a branch in Slovakia and a sales office in Russia to market the products of its API Solutions business in Central Europe and Russia.

Within the CDMO activities, the Group’s sales organization is established in three regions known as “regulated zones” where the CDMO activity offering is promoted: (i) Europe and the United Kingdom, (ii) North America (United States and Canada) and (iii) Japan and Asia-Pacific. The Group’s sales team that covers these three regions has 15 employees; it is composed of business getters who watch the market and competitors and prospect the companies in which an interest in the Group’s CDMO activities has been detected. The business is then monitored by business developers who also ensure sales follow-up for the customer throughout the collaboration. Special sales tracking is set up for large-scale, important collaborations with a customer of the Group through a member of the sales team dedicated to this customer.

6.6	Major events in the growth of the Company’s business

The Group, which was formed following the Prior Reorganization Transactions (see Section 7.1 “Description of the Prior Reorganization Transactions” of the Prospectus), is a carve-out of the Sanofi group, a global pharmaceutical company resulting from numerous mergers and acquisition, particularly the merger of Sanofi and Synthélabo in 1999, the acquisition of Aventis (from the merger of Hoechst and the Rhône-Poulenc Rorer group) in 2004 and the acquisition of Genzyme in 2011.

Key dates for the Group

1863	Creation of the Hoechst site in Frankfurt, Germany.

1939	Creation of the site in Vertolaye, France.

1946	Creation of the site in Saint-Aubin-lès-Elbeuf, France.

1953	Start of the recombination of companies within the Sanofi group.

1959	Registration of the Francopia company, which launched its first operations in 1932.

1966

Aminova creation of the site in Brindisi, Italy, which was subsequently acquired by Gruppo Lepetit (1970), then by DOW Chemical (1973), by Marion Merrel (1990) and finally by the Hoechst group (1995-1997).

1976	Start of peptide production by the Hoechst group site in Frankfurt, Germany.

1982	Creation of the Haverhill site in the United Kingdom.

1993	Sanofi’s acquisition of control of Chinoin, which held the site located in Ujpest, Hungary.

2004	Acquisition of Aventis, the result of the merger of Hoechst and the Rhône-Poulenc Rorer group, by the Sanofi group, resulting in the contribution of the Vertolaye, Frankfurt and Brindisi sites.

Launch of the peptide synthesis activity at the Frankfurt site.

2006	Installation of the oligonucleotide synthesis unit at the Frankfurt site.

2011	Acquisition of Genzyme by the Sanofi group resulting in the contribution of the Haverhill site.

2020	Sanofi’s announcement of the project to create a European leader dedicated to the production of APIs and the sale of those ingredients to third parties.

Registration of the Company in the Créteil Trade and Companies Register.

2021

Completion of the process to carve out a portion of the development, manufacture, marketing and distribution of APIs of the Sanofi group and the regrouping of these operations within the Company and/or its subsidiaries.

Announcement of the appointment of Karl Rotthier to the position of future Chief Executive Officer of the Company (in January) and of Viviane Monges as future Chair of the Board of Directors (in July).

2022

Announcement by Sanofi of the decision to distribute a supplementary dividend in kind taking the form of a distribution of shares of the Company and their admission to trading on the regulated market of Euronext Paris.

6.7	Factors of dependence

Information on the Group’s dependency factors are included in Chapter 3 “Risk factors relating to the issuer” of the Prospectus, and the following sections in particular:

•	3.2.2 “Risks related to supply difficulties, raw material and energy costs, and relationships with certain suppliers and subcontractors”.

•	3.2.4 “Risks related to the demand for the products and services offered by the Group”.

•	3.2.6 “Risks related to the dependence of certain Group sites on the performance of some major products”.

•	3.2.7 “Risks related to IT systems”.

•	3.2.9 “Risks related to relations with Group customers other than Sanofi”.

•	3.2.10 “Risks related to the Company’s dependence on its key personnel and qualified employees”.

•	3.3.1 “Risks related to the influence exerted on the Company’s business and strategy by Sanofi, the Company’s main shareholder”.

•	3.3.3 “Risks related to contractual relations established with the Sanofi group”.

The Group holds a portfolio of 27 patent families, containing approximately 400 patents and 100 pending applications filed by the Sanofi group in France and abroad, which were transferred to the Group in the context of the Prior Reorganization Transactions (see Section 7.1 “Description of the Prior Reorganization Transactions” of the Prospectus). These patents and pending applications mainly cover processes to manufacture APIs, particularly for the production of prostaglandins and steroids. The Group also holds a very significant know-how, including business secrets, developed within the Sanofi group and transferred to the Group, concerning the production of APIs, their intermediates and analytic methods.

The Group, which primarily conducts activities to develop and manufacture APIs for its customers, considers that the patents and patent applications transferred are not essential to the pursuit of its economic activities. Even in the event of the expiration or loss of its patents, the Group will be able to continue to draw a competitive advantage from its industrial capacities, its expertise and knowledge in the development and production of APIs and intermediates from synthesis.

6.8	Investments

6.8.1	Main investments made during the past three financial years

The Group makes recurring investments, primarily in the maintenance and improvement of its production sites, in order to continually ensure compliance with applicable regulatory and environmental standards, in accordance with the Group’s ESG objectives. In order to increase its capacities for production and development of APIs, the Group also makes investments in performance and growth, such as improvements to its production tool.

The total amount of the investments made by the Group for the year ended December 31, 2021, was €88.6 million, compared with €88.4 million for the year ended December 31, 2020, and €81.8 million for the year ended December 31, 2019. These investments represent maintenance and compliance investments and performance and growth investments.

Purchases of property, plant and equipment amounted to €111.6 million in financial year 2021, compared to €93.0 million in financial year 2020. The table below shows the breakdown of acquisitions of property, plant and equipment over the past three years:

As a percentage	Year ended December 31
	2021	2020	2019
Maintenance and compliance investments	70%	69%	64%
Performance and growth investments	30%	31%	36%

Total investments	100%	100%	100%

of which in France	47%	48%	42%

Maintenance and compliance investments primarily represent investments to maintain or improve the flexibility of the Group’s industrial tool, comply with the regulations in force, improve the quality of its products or even to reduce its operating costs:

•

Maintenance investments: these correspond to the investments necessary for the continuity of the activity at the Group’s production sites (renewal of equipment parts, replacement of reactors and production equipment, such as tanks); and

•

Compliance investments: these are the investments necessary to comply with changes in the regulatory framework of the Group activities. These include investments made to comply with applicable quality and HSE standards (air emissions or quality of the water discharged and of the soils or exposure to chemical products), such as the construction of a purification site or the compliance of equipment under pressure.

Performance and growth investments correspond to acquisitions of property, plant and equipment and intangible assets that significantly increase the Group’s production or development capacities, primarily as part of the development of its services as a Contract Development and Manufacturing Company (CDMO):

•

Performance investments: these are investments intended to increase productivity, primarily through an increase in yield or speed or the reduction of operating costs by reducing the energy or raw materials consumed (improvement in machines, expansion of the largest reactors, automation operations, organization of work);

•	Growth investments: these correspond to the installation of capacities that complement existing industrial facilities and the installation of new buildings.

Some of the Group’s growth investments may be co-financed by its customers as part of its CDMO activities, increasing the amounts invested by the Group, in the form of payments prior to investments realization or of increased payments on the price of the products during the commercial relationship. Furthermore, certain investments may be subsidized via grants, which are deducted from the amounts invested.

6.8.2	Main investments in progress

During the year ending December 31, 2022, the Group intends to pursue its policy to invest in the development of its CDMO activities, which constitutes one of the Group’s pillars for organic growth, and to make performance and growth investments (some of which must still be submitted for approval by the Board of Directors of the Company as of its transformation into a French public limited company (société anonyme)), including: the design and construction of a new production workshop dedicated to the production of HP-APIs hormones at the Vertolaye site; the construction of a new R&D building at the Ujpest site; the expansion of capacities for production of peptides and oligonucleotides in Frankfurt; the expansion of the laboratories at the Ujpest and Saint-Aubin-lès-Elbeuf sites; and expansion of the existing spray-drying capacities of the Haverhill site (see Section 6.8.3 “Main future investments” of the Prospectus).

6.8.3	Main future investments

In the future, the Group intends to continue the investment policy described above by increasing the proportion of performance and growth investments in the total share of its investments.

Over the period from 2022 to 2025, the Group also plans to invest around €510 million, including around €230 million on the Group’s sites in France, which represents both maintenance and compliance investments and performance and growth investments (some of which must still be submitted for approval by the Board of Directors of the Company as of its transformation into a French public limited company (société anonyme)), divided as follows:

•	maintenance and compliance investments:

•	reduction in emissions of volatile organic compounds (VOCs);

•	bringing pressurized containers into compliance;

•	asbestos removal;

•	soil decontamination;

•	replacement of certain production equipment;

•	maintenance and compliance of the wastewater purification station and the clean water and wastewater pipes;

•	reduction of noise and odors and gaseous emissions;

•	improvement in the production from utilities (maintenance of the biomass boiler); and

•	compliance work to comply with the rules on exposure to chemical products.

•	performance and growth investments:

•

design and construction of a new production workshop dedicated to the production of HP-APIs hormones at the Vertolaye site for expenditure commitments of approximately €50 million, with a startup goal of 2025;

•

construction of a new building at the Ujpest sites and progressive new hirings in order to boost production capacities and the revenue generated from the Group’s sales of prostaglandins to keep pace with changes in the portfolio and volumes ordered for expenditure commitments of approximately €26 million;

•

construction of new chromatography facilities at the Frankfurt site with the goal of increasing the Group’s downstream process capacity in order to boost production of peptides and oligonucleotides for expenditure commitments of approximately €14 million;

•

implementation at the Saint-Aubin-lès-Elbeuf site of a new vitamin B12 fermentation process in order to increase the Group’s production capacity and reduce its industrial and environmental footprint for expenditure commitments of approximately €19 million;

•

the adaptation and transformation of the existing spray drying capacities at Haverhill, as well as the construction of new capacities, in order to offer a range line of capacities and expertise in this technology for expenditure commitments of approximately €6.5 million; and

•	construction of purification capacities at the biofermentation pilot scale at the Brindisi site for expenditure commitments of approximately €9 million.

The Group’s future investments and projects to develop its production capacities are described in Section 6.3.3 “Manufacturing excellence and innovation platform” of the Prospectus.

Within the framework of the French government’s France Relance program, the Group obtained financial support in the amount of €10.4 million, the first payment for 20% of the total amount was made in January 2022, for a project to build a 15 MW biomass boiler at its Saint-Aubin-lès-Elbeuf site, representing a total investment of approximately €21 million. This boiler will increase the site’s production capacities, including for vitamin B12, while significantly reducing its CO2 emissions.

6.8.4	Environmental factors that could influence the use of the property, plant and equipment

Information about the environmental aspects that could influence the use of the Group’s property, plant and equipment is provided in Section 6.9 “ESG policy” of the Prospectus.

6.9	ESG Policy

The Group places its extra-financial performance at the center of its development strategy and its corporate culture. Building on its experience in the Sanofi group legacy, the Group has developed a clean ESG strategy specific to its core business and its geographic footprint.

As part of its work to further organize its ESG strategy, the Group conducted a survey, through which it collected over 1,200 responses from different internal and external stakeholders: customers, suppliers, employees and subcontractors, scientific partners, financial partners and influential members of civil society (non-governmental organizations (NGOs), public institutions, journalists and others). The Group used the results of this survey to establish a materiality matrix, which it supplemented with a comparative study of the ESG strategies of its peers and competitors and with the analysis of its strategic risk mapping. It then defined a strategic ambition and structured its programs to implement this around the following three commitments: (i) create sustainable working conditions and methods to allow commercial and operational excellence; (ii) collaborate with the Group’s stakeholders in order to respect compliant and equitable practices; and (iii) offer innovatively and sustainably designed processes and services. These three commitment vectors cover key issues expressed by stakeholders, particularly with respect to medical needs, resiliency of the supply chain, environmental considerations and the circular economy, and will contribute to the five sustainable development objectives established by the United Nations and identified by the Group.

The programs that will arise from the Group’s ESG strategy will be based both on actions already in place in the Sanofi group, which will be adapted to the scope of the Group activities, and on new actions that are currently being developed by a dedicated working group. As of the admission of the Company’s shares to trading on the regulated market of Euronext Paris, the Company will create an ESG committee within its Board of Directors (see Section 15.3.3 “ESG Committee” of the Prospectus).

In assessing its non-financial performance, the Group monitors certain performance indicators that are compiled and analyzed using a reporting protocol adapted from the reporting system that already exists within the Sanofi group.

As of the year ending December 31, 2022, and subject to the admission to trading of the Company’s shares on the regulated market of Euronext Paris, the management report of the Company’s Board of Directors to the shareholders’ meeting will contain a declaration of extra-financial performance, which will be reviewed by an independent third-party organization, and which will present information on the manner in which the Company takes into consideration the social and environmental consequences of its business and on its social commitments to sustainable development, the fight against discrimination and the promotion of inclusion, in accordance with the provisions of Articles L. 225-102-1 and L. 22-10-36 of the French Commercial Code. The first results of these programs will be announced starting in 2023. The main risks related to the Company’s activity, which the Group will be required to describe in its declaration of extra-financial performance pursuant to Article R. 225-105 of the French Commercial Code (Code de commerce), are described in Chapter 3 “Risk factors relating to the issuer” of the Prospectus, in particular Sections 3.2.1 “Risks related to the operation of industrial sites”, 3.2.8 “Risks related to social dialog”, 3.2.10 “Risks related to the Company’s dependence on its key personnel and qualified employees”, 3.5.1 “Risks related to product liability” and 3.5.2 “Risks related to environmental and safety regulations and environmental liabilities”. In preparing the aforementioned declaration of extra-financial performance, the Company will review all the Group’s social and environmental indicators.

Subject to the admission to trading of the Company’s shares on the regulated market of Euronext Paris, the Company’s annual financial report, which will be published from the year ended December 31, 2022, will include certain key climate-related performance indicators pursuant to the provisions of Regulation (EU) 2020/852 of the European Union and the Council of June 18, 2020 (Taxonomy Regulation). The Company will publish these key performance indicators every year and will make its best efforts so that the information published is pertinent and consistent with the period and the scope of the Group.

6.9.1	The Group’s environmental goals

As a responsible actor, the Group intends to apply a policy aimed at limiting the direct and indirect impacts of its operations on the environment. The reduction of the Group’s environmental footprint and its climate action are part of EUROAPI’s responsible industrial commitment. The Group will thus change its industrial practices with the goal of reducing its emissions, optimizing its energy consumption and promoting the circular economy. To achieve this goal, the Group’s ambition is for all of its sites to obtain ISO 14001 and ISO 50001 (best environmental and energy practices) no later than 2023, according to the following calendar:

	ISO 14001: Environmental Management	ISO 50001: Energy Management Systems
Vertolaye (France)	2000	No later than 2023
Frankfurt (Germany)	1999	2012
Ujpest (Hungary)	2006	2016
Saint-Aubin-lès-Elbeuf (France)	No later than 2023	2017
Brindisi (Italy)	1999	No later than 2023
Haverhill (United Kingdom)	No later than 2023	No later than 2023

Certain programs already in place in the Sanofi group will be maintained, such as the programs to outsource the production of renewable energies, limit water consumption, limit waste production, and reuse solvents.

In assessing its environmental program, the Group monitors the following indicators: greenhouse gas emissions (direct and indirect greenhouse gas emissions associated with the Group’s scope 1 and scope 2 activities and the indirect emissions associated with the Group’s scope 3 value chain), gas, electricity and water consumption, and the processing of hazardous and non-hazardous waste. In addition, the Group’s sites in Saint-Aubin-lès-Elbeuf and Brindisi are subject to carbon quotas. The Group has adopted certain main objectives for 2025 or 2030.

(a)	The fight against climate change

The Group considers that corporate mobilization is crucial in the face of the climate emergency and that it is its responsibility and in the interest of everyone to act quickly. As a result, it is establishing a policy aligned with the 2015 Paris Agreement in order to reduce its carbon footprint, and it has set a new strategic environmental goal to reduce greenhouse gas emissions from its activity.

Direct and indirect emissions associated with the Group activities (scopes 1 and 2)

The Group’s ambition is to reduce its carbon dioxide (CO2) emissions related to its operations, including its industrial sites (scopes 1 and 2) by 30% by 2030 (compared with the level of scopes 1 and 2 emissions of 101,300 tons in 2020).

Other indirect emissions related to the Group’s value chain (scope 3)

The Group’s goal is to reach carbon neutrality (scopes 1, 2 and 3) by 2050.

The inclusion of the scope 3 emissions allows an assessment of the order of magnitude of the CO2 equivalent (CO2e) emissions generated by the company over its entire value chain. The calculation is based on a large number of datapoints, which generates a high level of uncertainty. The Group works to improve the quality of this data from year to year. The scope 3 greenhouse gas emissions are calculated in accordance with the definition in the Greenhouse Gas Protocol (GHG Protocol) of certain relevant and significant items.

The group also started a project to build a 15 MW biomass boiler at its Saint-Aubin-lès-Elbeuf site. The new boiler will reduce CO2 emissions from the current gas boiler by almost 76%, thereby cutting fossil-fuel CO2 emissions by 19,581 metric tons. This project is a key component of the Group’s ESG roadmap and more particularly of its industrial process decarbonization program.

Extreme climate events due to climate change may present a risk to both the Group’s production facilities and to the supply chain that distributes the Group’s products to its customers. In order to protect itself from these risks, the Group aims for the best engineering practices and relies on recognized standards for the completion of its facilities, taking maximum stresses into consideration for sizing the structures. In addition, technical experts from the Group’s insurers issue recommendations during their inspections intended to take extreme weather conditions into consideration, such as the implementation of a safeguard plan if there is a risk of flooding. Natural risks are taken into consideration in the Group’s crisis management plan at all levels of the production facilities and supply chains.

(b)	Water management

Water is a key element in the Group’s industrial activity and is vital to the correct operation of the sites and an integral part of the production of APIs. The Group makes every effort to manage this resource responsibly by implementing water management plans at its sites. Special attention is paid to the sites identified as priority sites with respect to water-related risks, particularly the situation in a water stress area. As of the date of the Prospectus, the Group sites considered priorities are those in Brindisi, Italy, and Saint-Aubin-lès-Elbeuf, France.

The water used for production needs and thermal usage (heating or cooling of processes without contact with production) essentially comes from extractions made directly by the Group from underground or surface water masses. Specific operational actions aimed at managing water uses correctly and reducing water consumption (careful use and recycling) are being pursued. For example, the project to save water draw-off set up at the Group’s site in Vertolaye in 2008 to cool equipment, which reduced water consumption by 35% between 2018 and 2020, will be maintained.

(c)	Improvement in the Group’s energy efficiency and use of renewable energies

The Group operates industrial sites for chemical and pharmaceutical production that require large volumes of electricity and natural gas for operation. In order to take into consideration the constraints related to the depletion of fossil resources and climate change, the Group has adopted an energy efficiency approach (consume less and better), but also the decarbonization of the energy sources used (consume differently).

Standards are established that integrate energy efficiency in the design and choice of energy consuming equipment.

The Group intends to apply a low-carbon energy policy by promoting the use of lower carbon energy sources in its projects and intends to reach 100% of its electricity consumed from certified renewable resources in 2025 (versus 29% in 2020 and 85% in 2021).

(d)	Commitment to a circular economy

Management of raw materials and regeneration of solvents

The Group wants to contribute to an optimized consumption of the non-renewable raw materials used in its manufacturing processes, with the goal of saving on raw materials through actions to control its processes and through the development of best operating practices.

To achieve this goal, the Group uses the recovery and recycling streams set up by its suppliers and is working to transform certain sub-products (such as solvents, iodine and lithium), which would be industrial waste without this transformation, into products that can be used by other business sectors. For example, during the production of Sevelamer Carbonate at the Haverhill site, solvents are being replaced with water in order to reduce energy consumption and use of solvents. In addition, in the production of the Sevelamer Chlorhydrate, the solvents are recovered and reused in the manufacturing process, thus reducing the environmental footprint.

In addition, in order to optimize its consumption of raw materials or that of its customers, the Group develops, alone or in partnership with its suppliers, actions such as the recycling of the reaction solvents used in the process to synthesize the APIs.

Waste management

The Group’s waste management policy is based, above all, on the reduction of waste generation at the source and then on systematic reuse and recycling before considering any other solution. Waste must be subject to a control audit before being dumped, which remains the last solution.

Particular attention is paid to the management of waste products at the Group’s sites in order to characterize them on the basis of the processes; collect, sort and store the waste; and transport and treat waste products as a function of their characteristics.

(e)	Management of discharges into the air, water, soil and subsoil

The Group works to protect biodiversity and preserve fauna, flora and all species through the reduction of discharges into the air, water, soil and subsoil from each of its sites. An environmental analysis of the Group’s sites is conducted periodically in order to identify their impacts on the environment and all the species concerned, define the priorities of their action plans to protect the environment and measure the progress made.

At its Saint-Aubin-lès-Elbeuf site, the Group has also launched project ELLA to improve the manufacturing process for vitamin B12, aiming to improve yields and reduce production costs. This project is expected to improve the quality of the waste released into the Seine from the Saint-Aubin-lès-Elbeuf site.

The process to synthesize APIs requires the use of solvents. The solvents used by the Group are either purchased (quantities consumed) or regenerated on site. The Group uses solvents in compliance with the recommendations for correct use established throughout the Group and promotes the optimization of processes, regeneration when possible and thermal recovery, in order to reduce the quantities consumed. The Group’s aim is to reduce its emissions of volatile organic compounds (VOCs) resulting from the synthesis of APIs. This process is built on an integrated approach at every stage in the development of products, from research to production, which is designed to:

•	prevent the use of solvents by substituting biological processes for chemical processes;

•	promote recycling of solvents;

•	choose less toxic solvents;

•	reduce emissions at the source through specific adaptation of the manufacturing processes and implement maximum confinement of solvent use; and

•

capture and treat emissions of residual VOCs at specific treatment facilities that comply with the best techniques available on the basis of the physical-chemical characteristics of the VOCs emitted (cryogenics, gas washers, thermal oxidizers, capture on coal).

At the Vertolaye site, for example, several projects set up in 2008 will be maintained: these projects involve the reduction of VOC discharges into the atmosphere using an incineration system with collection at all discharge channels at the site, and improvement of the purification plant in order to improve the quality of the discharges and reduce the volume of effluents to be treated.

The Group also works to control its wastewater discharges by implementing different programs in order to:

•	monitor changes in the concentration of pollutants in the natural environment;

•	reduce the volumes discharged at the source; and

•	set up advanced, even innovative, treatments, such as ozone treatments or active charcoal treatment at the Group’s sites when this is necessary.

Moreover, pursuant to its health, safety and environmental policy and the applicable regulatory requirements, the Group is preventively implementing at all of its sites resources to confine and/or collect accidental discharges into the soil in order to prevent infiltration.

The Group has deployed a multi-year systematic program to monitor and study the soils and subsurface waters at its sites. The detailed assessments conducted in this program can result in remediation work when this is necessary. The Group continually assesses the remediation work necessary and implements the appropriate rehabilitation work in collaboration with national and local authorities.

(f)	Management of historical pollution sites

As part of the Prior Reorganization Transactions, historically polluted sites affecting the Group’s operational and non-operational sites (such as those used for potential expansions or for parking) previously operated by the Sanofi group as well as certain third-party sites were transferred to the Group. A mechanism for environmental indemnification to the Group that covers certain risks stipulated by the framework agreement signed by the Company and Sanofi is described in Section 18.1 “Agreements signed by the Sanofi group and the Group for the execution of the Prior Reorganization Transactions” of the Prospectus. The group also benefits from insurance covering environmental liabilities prior to the date of the transfers for a period of ten years from October 1, 2021, for up to €50 million (subject to the customary exclusions for this type of insurance) (see Section 18.1 “Agreements signed by the Sanofi group and the Group for the execution of the Prior Reorganization Transactions” of the Prospectus).

The Group provides responsible management of polluted soils, surface and subsurface waters resulting from historical contamination of operational and non-operational sites. The Group’s environmental responsibility is managed so as to control health impacts and risks pursuant to the applicable regulations, and the long-term protection of the environment with financial management proportioned to the associated challenges.

(g)	Responsible product management

The Group considers health, safety and the protection of the environment in the design of its products and over their entire life span. This approach involves all players in the product chain, from the raw materials supplier up to the end customer.

Compliance with regulations is a key element of product safety for the Group’s customers, the entire value chain and stakeholders. In particular, the Group is subject to the regulation on the Globally Harmonized System (GHS) of Classification and Labeling of Chemicals, the European regulation on Classification, Labeling and Packaging (CLP), and the European regulation on the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), which entered into force in 2007 to ensure the safety of the manufacture and use of chemicals in European industry.

The risk related to environmental regulations and environmental liabilities is presented in Section 3.5.2 “Risks related to environmental and safety regulations and environmental liabilities” of the Prospectus.

Environmental risks are provisioned, including for the sites currently in operation, once there is a risk of harm to integrity, human health or the environment resulting from the past contamination of a site, which must be remediated. The amount of the provisions is valued on the basis of costs the Group estimates it must incur over a period not exceeding 10 years, except in exceptional cases. The amount of provisions for environmental risks as of December 31, 2021 is presented in Note D.10 of the consolidated financial statements in Chapter 19 “Financial information” of the Prospectus. At December 31, 2021, €47.8 million were provisioned by the Group to address environmental risks, and €29.2 million to address potential restoration costs for leased buildings.

6.9.2	The Group’s social and governance goals

Stakeholder expectations in terms of the Group’s social impact and governance can be grouped into the following themes. These are covered in the ESG strategy, and programs based around them will be implemented in 2022.

(a)	Responding to medical needs with a resilient supply chain for top-quality APIs

The Group offers a large portfolio of APIs, consisting largely of molecules that are integrated into long-established treatment protocols that are recognized as successful by the health authorities.

Sales of the Group’s APIs that are included in the list of essential medicines as compiled by the WHO (World Health Organization) (2019) and the ANSM (2013) represent 55% of the Group’s restated revenue (see Section 6.3.5 “Broad and diversified portfolio of APIs” of the Prospectus).

The manufacturing processes for APIs at the Group’s sites are certified as GMP compliant (see Section 6.3.4 “Excellence in regulatory and quality performance” of the Prospectus).

The Group considers that its level of vertical integration equates to a good reliability of supply and guarantees good supply chain resilience.

However, as a responsible player in the healthcare industry, the Group has established several projects to respond to European relocation initiatives, in addition to its high level of vertical integration. These projects aim to secure the supply of intermediates and mature APIs of major therapeutic interest through process innovation in order to ensure sustainable production in Europe (see Section 6.3.2 “Strong vertical integration offering greater autonomy and security of supply” of the Prospectus).

(b)	Guaranteeing employee security, and ensuring that diversity and inclusion are part of the Group’s governance

Internally, the Group decided to maintain several employee programs already in place within the Sanofi group, including an e-learning platform, a program to protect health in the workplace, and a program for diversity and inclusion.

To monitor its social performance, the Group refers to the following indicators: employee turnover, employee training hours, the frequency rate of injuries and the number of accidents.

In its governance, the Group uses various indicators in order to measure diversity within decision-making bodies and compensation linked to sustainability, including: employee age and gender distribution, the number of foreign employees and employees with disabilities (when this is declared by the employee and possibly communicable to the employer in the case of the latter). The Group will identify relevant indicators to assess compensation.

(c)	The Group’s employee health and safety policy

The Group intends to ensure a healthy and safe workplace for all its employees and service providers working at its sites. To achieve this goal, EUROAPI is developing a health, safety and environmental strategy based on a management system consistent with its challenges and activities and the involvement of the entire organization. The health, safety and environmental policy is defined by the group’s HSE Department (which reports to the Department of Industrial Operations), approved by Management and signed by the Chief Executive Officer.

On the basis of the assessment of the risks of health impacts, each site is implementing prevention programs and rolling out hygiene practices in line with applicable regulations and the health, safety and environmental policy defined by the Group. These practices primarily include collective and individual confined and protection measures against exposures at all work stations where chemical substances or biological agents are handled.

The Group aims to move toward zero accidents, and therefore plans to maintain the frequency rate of accidents resulting in losttime for its employees (Lost Time Injury – LTI) at a level less than or equal to 1.5 per 1,000,000 hours worked (compared with 1.3 per 1,000,000 hours worked at Group level in 2021 and 8.8 per 1,000,000 hours worked for the chemical, pharmaceutical and oil sector in France in 2019) and the rate of recordable work accidents (Total Recordable Injury – TRI) at a level less than or equal to 2.5 per 1,000,000 hours worked by 2025 (compared with a TRI level of 2.4 per 1,000,000 hours worked at the Group level in 2021).

(d)	Diversity within decision-making bodies

Within the framework of its ESG policy, the Group strives for diversity and intends to establish an inclusive workspace for its employees. Its goal is to improve the representation of diversity within its local workforce, both at the hiring stage and in the development of professional careers. The Group also intends to encourage a balanced representation of men and women at all levels of seniority and hierarchy and promote equal opportunities for under-represented employees.

Thus, the Group’s objective is to encourage diversity and balanced representation of men and women within its expanded executive team, consisting of the executive committee and the principal executives in the Company’s key positions in order to reach 30% women in these positions by 2025, compared to 23% at December 31, 2021.

7.	ORGANIZATIONAL STRUCTURE

7.1	Description of the Prior Reorganization Transactions

In connection with the proposed admission to trading of the Company’s shares on the regulated market of Euronext Paris, a portion of the activities of development, manufacture, marketing, distribution and sales of active pharmaceutical ingredients (APIs) and intermediates of the Sanofi group was carved-out from the rest of its business activities in order to consolidate these transferred activities within EUROAPI and/or its subsidiaries (the “Transferred Activity”). All of these reorganization transactions were completed between March 2021 and January 2022 (the “Prior Reorganization Transactions”).

The Prior Reorganization Transactions were conducted in ten countries: France, Hungary, Germany, Italy, United Kingdom, Slovakia, Russia, United States, Japan and China. They are detailed below and were primarily completed through various securities and/or assets transactions in accordance with the following principles:

•	The companies of the Sanofi group that operated both activities within the scope of EUROAPI and activities that do not fall within this perimeter were split.

•	In France, Hungary, Germany and Italy, the assets and liabilities related to the Transferred Activity were transferred to a local, dedicated subsidiary newly formed by the Sanofi group;

•	In the United States, Japan and China, the assets and liabilities related to the Transferred Activity were transferred to a dedicated, local subsidiary newly formed by EUROAPI;

•

In Slovakia and Russia, the assets and liabilities related to the Transferred Activity were transferred, respectively, to a branch and a local sales office attached to EUROAPI France (a company sold by Sanofi Chimie to the Company in the Prior Reorganization Transactions in France).

•	After completion of these transactions to carve-out the Transferred Activity, the Sanofi group sold to the Company all the shares of the newly formed local subsidiaries held by Sanofi entities.

•	In the United Kingdom, the local subsidiary of the Sanofi group, whose activities fell primarily within the scope of the Group’s activities, was renamed and then sold to the Company.

•	In France, “Francopia”, the local subsidiary of the Sanofi group, whose activities fell exclusively within the scope of the Group’s business activity, was sold to the Company.

All securities sales of local subsidiaries of the Sanofi group to the Company in the context of the Prior Reorganization Transactions were executed on the basis of the value used for the carve-out transactions executed within the Sanofi group. The acquisition price for the Company to acquire the securities of the local subsidiaries in question was financed by the capital increase described in Section 20.1.7 “History of share capital over the past three years” of the Prospectus. As of the date of the Prospectus, EUROAPI therefore controls all the Transferred Activity.

Prior to Sanofi’s combined annual shareholders’ meeting, to be held on May 3, 2022, and called to decide on the Distribution in Kind, shares of the Company corresponding to approximately 70% of the Company’s share capital that will be distributed to Sanofi’s shareholders (other than Sanofi itself and and holders of shares issued upon the exercise of Sanofi stock options since January 1, 2022) in connection with the Distribution in Kind and the Investment (see Section 17.1 “Shareholders holding more than 5% of the capital on the date of the Prospectus” of the Prospectus), will be purchased by Sanofi from Sanofi Aventis Participations.

7.1.1	Prior Reorganization Transactions implemented in France, Hungary, Germany, Italy, the United States, Japan, China, Slovakia and Russia

In France, Hungary, Germany, Italy, Slovakia, Russia, the United States, Japan and China, the portion of the Transferred Activity had been operated by a non-dedicated local subsidiary of the Sanofi group (or, in the case of (i) the United States, two non-dedicated local subsidiaries, and (ii) France, two subsidiaries, one that was dedicated and the other non-dedicated). The Prior Reorganization Transactions consisted primarily of transferring all the assets and liabilities related to the Transferred Activity to local subsidiaries of Sanofi or the Company (with the exception of the Francopia company). These transfers of assets and liabilities took the form of splits, sales of businesses (or the local equivalent) and/or sales of isolated assets and liabilities, depending on the jurisdiction in question. With a few exceptions, such as in Germany (see Section 18.2 “Agreements signed by the Sanofi group and third parties for the execution of the Prior Reorganization Transactions” of the Prospectus), these transfers covered all the liabilities attached to the Transferred Activity, including environmental liabilities prior to the date of the transfers. In France, Hungary, Germany and Italy, all the shares and voting rights of the local subsidiaries were then sold by the relevant entity of the Sanofi group to the Company.

In France, the Prior Reorganization Transactions consisted of selling all shares of the Francopia company to the Company. Prior to this sale, the Sanofi Chimie company transferred certain assets to Francopia, including the residual customer base and certain isolated assets related to the transferred APIs (including the intellectual property rights, the Drug Master Files and others) and the CEP (certificates of suitability to the European Pharmacopeia, as well as the inventories of raw materials used in the manufacture of said APIs), giving Francopia all the assets and liabilities attached to the activity for alkaloids.

At the same time as the transfers of assets and liabilities and the sales of securities described above, certain isolated assets and liabilities falling within the Transferred Activity, such as intellectual property rights (primarily trademarks and patents), inventories or contracts, were the object of separate sales, so that, as of the date of the Prospectus, they are wholly owned, directly or indirectly, by the Company.

7.1.2	Prior Reorganization Transactions implemented in the United Kingdom

Before the Prior Reorganization Transactions, the Transferred Activity was operated in the United Kingdom by Genzyme Limited, a local subsidiary of the Sanofi group.

The Prior Reorganization Transactions implemented in the United Kingdom consist of renaming this subsidiary “EUROAPI UK Limited”, then selling all the shares of this entity to the Company. Prior to this sale, EUROAPI UK Limited acquired a patent and expertise in the manufacture of the API Sevelamer from a company of the Sanofi group. A contract signed with a customer of the Sanofi group was also transferred by Genzyme Corporation to EUROAPI UK Limited. The few assets (essentially inventories) held by this subsidiary and which were not dedicated to the Transferred Activity were sold to other entities of the Sanofi group. As of the date of the Prospectus and as a result of the completion of the Prior Reorganization Transactions in the United Kingdom, the Company directly holds 100% of the capital and voting rights of EUROAPI UK Limited.

7.1.3	Agreements signed during the Prior Reorganization Transactions

While the Prior Reorganization Transactions were completed, the Company and its subsidiaries signed agreements on the development, manufacture, supply and distribution of certain APIs and the supply of services and licensing with Sanofi subsidiaries that are not subsidiaries of the Company. A detailed description of the relations between the Group and the Sanofi group as a result of the Prior Reorganization Transactions appears in Chapter 18 “Related-party transactions” of the Prospectus.

7.2	Organization of the Group

The simplified organizational chart below shows the legal organization of the Group and its main subsidiaries as of the date of the Prospectus following completion of the Prior Reorganization Transactions (see Section 7.1 “Description of the Prior Reorganization Transactions” of the Prospectus).

7.3	The Company’s major subsidiaries

The principal direct and indirect subsidiaries of the Company are described below:

•

EUROAPI France is a French simplified joint-stock company (société par actions simplifiée, (SAS)), with a share capital of €146,089,593 and registered office at 15 rue Traversière, 75012 Paris, France, registered under number 891 090 680 with the Paris Trade and Companies Register.

•

Francopia is a French limited liability company (société à responsabilité limitée), with a share capital of €12,801,600 and registered office at 15 rue Traversière, 75012 Paris, France and registered under number 775 662 463 with the Paris Trade and Companies Register.

•

EUROAPI Germany GmbH is a German limited liability company (Gesellschaft mit beschränkter Haftung), with a share capital of €1,000,000 and registered office is at Brüningstraße 50, 65926 Frankfurt am Main, Germany, and it is registered under number HRB 121366 with the German business register (Handelsregister des Amtsgerichts Frankfurt am Main).

•

EUROAPI Italy S.r.l. is an Italian limited liability company (Società a Responsabilita Limitata), with a share capital of €5,000,000 and registered office at Brindisi (BR), Via Angelo Titi no. 22, Italy; it is registered under number 02640720740 (tax code) with the Italian business register (Registro delle Imprese di Brindisi).

•

EUROAPI Hungary Kft. is a Hungarian limited liability company (Korlátolt Felelősségű Társaság), with a share capital of 750,000,000 forint and registered office is located at 1045 Budapest, Tó u. 1-5., Hungary, and it is registered under number 01-09-377596 with the Hungarian business register.

•

EUROAPI UK Limited is a British private limited company, with a share capital of 124,245 pounds sterling and registered office at 37 Hollands Road, Haverhill, Suffolk, CB9 8PU, United Kingdom, and it is registered under number 01556886 with the British business register.

•

EUROAPI Shanghai Ltd. is a Chinese limited liability company with a share capital of 80,000 yuan and registered office is located at Room 322, East Floor 3, No. 569 Xizang South Road, Huangpu District, Shanghai, China.

•	EUROAPI Japan G.K. is a Japanese limited liability company (godo kaisha) with its registered office at 1-11-1 Marunouchi, Chiyoda-ku, Tokyo, Japan and registered under number 0111-03-010276.

•	EUROAPI US Inc. is a Delaware Corporation, with its registered office at Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808, United States.

8.	OPERATING AND FINANCIAL REVIEW

Readers are invited to read the following information relating to the Group’s results along with the Group’s consolidated financial statements for the years ended December 31, 2021, 2020 and 2019, as presented in Chapter 19 “Financial information” of the Prospectus.

The Group’s consolidated financial statements for the years ended December 31, 2021, 2020 and 2019, have been prepared in accordance with the International Financial Reporting Standards (IFRS), as adopted by the European Union. The Statutory Auditor’s report on the Group’s consolidated financial statements for the years ended December 31, 2021, 2020 and 2019, is included in Section 19.3 “Audit of historical annual financial information” of the Prospectus. These accounts show the historical financial performance of the EUROAPI business within the Sanofi group.

The historical organization of the Group’s activities deviates from the target organizational and reporting structure decided upon during the implementation of the Prior Reorganization Transactions. Consequently, in addition to the historical data and in order to provide comparable data that takes into account the impacts of the contractual and organizational provisions related to the implementation of EUROAPI’s new business model resulting from the Prior Reorganization Transactions, as if it had been implemented as of January 1, 2019, the Group is voluntarily providing restated financial information for the following indicators for the financial years ended December 31, 2021, 2020 and 2019: restated revenue, restated gross profits, restated EBITDA, restated Core EBITDA and restated Core FCF Conversion. This restated information, which takes the form of restated alternative performance indicators, is included in Sections 8.1.4(b) “Restated performance indicators taking into account the new EUROAPI business model resulting from the Prior Reorganization Transactions” and 8.2.13 “Restated alternative performance indicators relating to results” of the Prospectus.

The alternative performance indicators described in Chapters 8 “Operating and financial review” and 9 “Liquidity and capital resources” of the Prospectus, where applicable on a restated basis, may not be comparable to similarly named indicators used by other companies. Moreover, even though these indicators are presented to enable investors to better understand the Group’s new business model, they are provided for illustrative purposes only and prepared on the basis of a number of assumptions. They are therefore not necessarily representative of what the Group’s financial position and operating income (loss) would have been if it had carried on its business as a separate and autonomous entity during the periods presented in the Prospectus and are not indicative of the Group’s future performance.

Unless otherwise indicated, the financial information presented and discussed in this Chapter 8 “Operating and financial review” is extracted from the Group’s consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

8.1	Overview

8.1.1	Introduction

The Group develops, manufactures, markets and distributes active pharmaceutical ingredients (APIs) and intermediates used in the formulation of medicines for human and veterinary use, both from originators and generics, including all types of molecules in the API market: small molecules (including complex chemical synthesis molecules, biochemistry molecules derived from fermentation and highly-potent molecules (“HP-APIs”)) and large molecules (such as peptides and oligonucleotides). As of December 31, 2021, the Group markets its APIs to approximately 530 customers in over 80 countries. Its customer base includes the majority of the world’s largest pharmaceutical companies (including Sanofi, Boehringer Ingelheim and Alfasigma), generic drug manufacturers (Teva), animal health products manufacturers (MSD Animal Health, Ceva), consumer health and nutrition products companies (DSM), biotech companies (Mithra, SQY Therapeutics, Rancho Santa Fe and NH Theraguix), CDMOs (Catalent) and distribution companies.

The Group, which generated €892.8 million in revenue for the year ended December 31, 2021, estimates that, in terms of revenue, it is the world’s leading manufacturer of small molecules and the world’s second largest manufacturer of APIs (small molecules (including complex chemical synthesis molecules, biochemistry molecules derived from fermentation and HP-APIs) and large molecules), as well as the seventh largest manufacturer in the global CDMO (Contract Development & Manufacturing Organization) market in 2020.51 Production is entirely carried out in its six industrial sites located in Europe and established in five countries (France, Germany, Hungary, Italy and the United Kingdom).

The Group offers its customers (i) a diversified portfolio of APIs from its catalog, for which the intellectual property is owned by the Group or licensed by the Group and/or is subject to a distribution agreement (the “API Solutions” business), and (ii) development and/or manufacturing services for APIs, as a CDMO, for which the intellectual property is owned by the Group’s customers (the “CDMO” activities).

The Group has a single-sector business of developing, manufacturing, marketing and distributing APIs and intermediates used in the formulation of medicines for human or veterinary use, whether originator or generic. A presentation of the segment information used by the Group for its reporting purposes is provided in Note D.25. “Segment information” to the Group’s consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

The end markets covered by the Group are diversified and divided by:

•	Flows to distinguish between sales made to Sanofi and sales made to other Group customers (excluding Sanofi).

•

Product categories that are divided into (i) “complex chemical synthesis molecules” including steroids, alkaloids, sartans, antihistamines and antipyretics; (ii) “biochemistry molecules derived from fermentation” including anti-infectives and vitamin B12; and (iii) “HP-APIs” (including prostaglandins and hormones); and (iv) “large molecules” including peptides and oligonucleotides.

•	Type to identify sales resulting from the API Solutions business and sales made as part of development and/or manufacturing projects for APIs on behalf of a specific customer (the CDMO activities).

•

Target regions of sales, namely: Europe, Asia-Pacific, North America and Rest of World. The breakdown of the Group’s consolidated revenue for the years ended December 31, 2021, 2020 and 2019, is described in Note D.25.3 “Additional information” of the consolidated financial statements.

8.1.2	Key factors impacting results

Certain key factors, past events and transactions have had, and could continue to have, an impact on the Group’s activities and results as discussed below. The risk factors relating to the Company are also described in Chapter 3 “Risk factors relating to the issuer” of the Prospectus.

The key factors impacting the Group’s results include:

(a)	Change in the supply and demand of APIs

The demand for APIs can be affected by various causes, some of which reflect structural changes (such as the aging of the population or increasing access to healthcare in emerging countries), while others are the result of more cyclical events (such as geopolitical or macroeconomic changes, like trade conflicts, embargoes, sudden changes in customs duties or sanitary crises such as the COVID-19 pandemic).

[51]	Source: a comparison made by the Company on the basis of data contained in the annual reports published by the main industrial players in the API sector.

Market growth

The merchant market for process development and manufacturing of APIs is expected to grow at 6% to 7% per year from 2019 to 2024, despite an annual growth rate that fell to 2% between 2019 and 2021 due to the COVID-19 pandemic. Market growth in the coming years should be driven mainly by (i) increased volumes in the pharmaceutical market, (ii) a favorable product mix effect resulting from the growth of high-value drug substances (particularly large molecules and HP-APIs) with increased demand for targeted treatments, (iii) the trend of increased outsourcing by pharmaceutical companies of part of the drug value chain, and finally (iv) an increase in prices on a like-for-like basis. The global demand for drugs is driven by improved and expanded access to care in several regions of the world, in particular due to the growth of the middle class in developing countries. A fundamental trend for large pharmaceutical companies is to progressively outsource part of their activities, such as conducting clinical trials or the production of APIs and/or the manufacturing of finished products to specialized companies. The autonomy from Sanofi following the completion of the Prior Reorganization Transactions and its initial listing should allow the Group to capture a larger share of the market growth than before. Historically, the Group has been restricted by the need to serve Sanofi’s primary captive needs and has not benefited fully from market growth, estimated at around 7% per year over the 2015-2019 period. The Group also considers that in the future it will be in a better position to secure sales with customers other than Sanofi, in particular those who in the past did not wish to outsource the development and production of APIs to their direct competitor. For more information, readers are invited to refer to Section 6.2.2 “Market dynamics” of the Prospectus.

Impacts related to a global health crisis, such as the COVID-19 pandemic

The demand of the Group’s customers for APIs marketed by the Group may also be impacted by a sanitary crisis or a pandemic, in particular COVID-19. For example, during the year ended December 31, 2020, due to the lack of transparency concerning the spread of the COVID-19 pandemic, pharmaceutical laboratories stockpiled APIs that were not completely used due the decrease in certain infectious pathologies resulting from governmental protective measures taken to contain the spread of the pandemic, as well as delays in certain treatments and surgeries considered to be non-essential. These two factors led to a decrease in sales for the year ended December 31, 2021.

The Group thus estimated that this crisis generated a revenue drop in 202152 compared to the year ended December 31, 2020, generated from certain products53, particularly sales of Pristinamycin to Sanofi and sales of Methylprednisolone, Prednisone and Prednisolone to other customers. Moreover, the business development of some CDMO projects was delayed due to the COVID-19 crisis causing a decrease in the number of commercial offers sent to customers.

However, the Group experienced strong demand for specific APIs, such as (i) Dexamethasone in 2021 after the World Health Organization’s (WHO) recommendation for severe cases of COVID-19 or (ii) Hydroxychloroquine, which generated an increase in revenue of €3.1 million in 2020 compared to 2019. The Group has also managed to seize commercial opportunities to produce APIs used in treatments of COVID-19, such as, for example, in 2021 in the United Kingdom for approximately €9 million. For more information, readers are invited to refer to Sections 3.1.1 “Risks related to the international nature of the Group activities and to sanitary crises and to geopolitical or macroeconomic instability” and 6.2.4 “Impact of COVID-19” of the Prospectus.

[52]	Estimated at approximately €30.5 million on a basis restated for the new business model of EUROAPI resulting from the Prior Reorganization Transactions.
[53]

Estimated on a basis restated for the new EUROAPI business mode resulting from the Prior Reorganization Transactions at approximately €18.5 million on sales of Pristinamycin to Sanofi, approximately €8 million on the sales of Methylprednisolone to other customers, and at approximately €4 million on sales of Prednisone and Prednisolone to other customers.

Impacts related to the global reach of the Group

Due to its global nature, the level of Group activities may vary depending on the opportunities and threats inherent to the countries or regions in which it operates. For example, restrictions on imports and exports may limit its distribution capacities or its supply of raw materials. In contrast, the political willingness to repatriate part of the production of APIs to Europe could, if necessary, benefit the Group’s business. The EUROAPI site based in Saint-Aubin-lès-Elbeuf, for example, obtained a €3.2 million grant from BPI France and the Normandy region in order to increase its production capacity for vitamin B12. The Group received a €0.7 million advance in 2021 and is expected to collect the remaining €2.5 million in 2022 and 2023.

(b)	Group’s positioning and strategy

Growth and performance of the CDMO activities and the API Solutions business

The Group offers its customers a diversified API portfolio from its catalog (API Solutions), as well as API development and/or manufacturing services as a CDMO. API Solutions’ sales have generated revenue accounting for 75.1% of the Group’s consolidated revenue for the year ended December 31, 2021 (75.8% for the year ended December 31, 2020). CDMO sales have generated 24.9% of the Group’s consolidated revenue for the year ended December 31, 2021 (24.2% for the year ended December 31, 2020).

The evolution of the Company’s business and results should be seen in the light of its strategy to develop its CDMO activities. The Group, which was the seventh-largest manufacturer in the global CDMO market in 2020, considers that it has a solid foothold in this business (industrial capacity, know-how and expertise) and significant room for growth, considering (i) the commercial resources allocated to this business, which were limited in the past, and (ii) the fact that it is independent from its principal shareholder Sanofi, which will allow it to work with all players in the market, which was not the case in the past. The reorientation of the API portfolio toward the CDMO activities, particularly toward complex molecules generating higher margins, is contributing to the improvement of the Group’s industrial performance and results.

Moreover, the Company’s strategy is focused on reinforcing its key player status in small molecules, both by accelerating the growth of its existing API portfolio within its API Solutions business and also by encouraging the growing exposure of its portfolio to its CDMO activities, especially by continuing to (i) invest in technology and innovation and develop its production capacities; (ii) make efforts to improve the Group’s operating margin and cash position; and (iii) maintain a strong environmental and societal commitment by capitalizing mainly on the strong legacy of Sanofi.

For more information on the acceleration of the reorientation of the portfolio toward the CDMO activities, please refer to Section 6.4.2 “Capitalize on innovation and development to accelerate the reorientation of the portfolio toward the CDMO activities, particularly in the peptide and oligonucleotide segment” and to Chapter 11 “Trends” of the Prospectus.

In the CDMO activities, the level of activity is linked in particular to the commercial success of drugs developed by the Group’s customers. This may be influenced by the success of clinical trials, authorizations given by the health authorities (the National Agency for the Safety of Medicines and Health Products (Agence Nationale de Sécurité du Médicament et des produits de santé–“ANSM”), the European Medicines Agency (“EMA”), the Food and Drug Administration (“FDA”), etc.) as well as by the efficiency of the drug and its coverage by public or private health insurance plans. For example, the Group experienced an increase in revenue in North America in 2020, linked in particular to the approval by the FDA of a product from an American biotechnology company. As part of its development strategy, the Group strives to maintain a fairly balanced project portfolio in terms of the maturity level of the various products.

Group’s premium positioning

For API sales from the API Solutions business and for the CDMO activities, the Group differentiates itself through a strategic premium positioning reflected both by the quality of the products delivered and by the Group’s reliability and operational excellence throughout its supply chain. In some markets, the Group charges higher prices than some of its competitors, particularly in Asia. This price difference is nevertheless reflected in the quality, compliance and reliability of product deliveries, but also has an impact on the Group’s costs. See Section 6.3.4 “Excellence in regulatory and quality performance” of the Prospectus. The Group’s performance depends on its ability to maintain a high level of service to its customers.

(c)	Changes in raw material and energy prices

Raw materials and energy purchase prices depend on their availability, market conditions, purchase volumes, relations with suppliers and purchase terms negotiated with them. In rare cases, supply tensions may restrict the production of certain APIs.

Many of the Group’s contracts contain clauses allowing it to pass on to its customers a portion of the increases in raw material, energy and inflation costs. The Global Manufacturing and Supply Agreement entered into with the Sanofi group, as amended, includes (i) a compensation mechanism for the Group in the event of a significant increase in the price of certain key raw materials and solvents, subject to certain thresholds and time limits being met, and (ii) a reciprocal sharing clause between the parties of a portion of the change in energy costs related to Sanofi’s purchases, relative to a reference base determined by the parties. In addition, in the current context of strong price increases, in particular for raw materials and energy, the Group intends to formalize its relationship with its suppliers through contracts rather than purchase orders, in order to better control the volatility of all raw materials used by the Group. The Group has also launched an initiative (mono-sourcing exit program) aimed at guaranteeing the continuity of its supply, by striving to diversify its sources of supply. This enables the Group to limit its dependence on its suppliers, to strengthen its negotiating power and consequently to better control its costs (See Section 6.3.2 “Strong vertical integration offering greater autonomy and security of supply” of the Prospectus for more details).

(d)	Changes in other production costs and improvements in operating efficiency

The Group’s results depend in particular on the optimal use of its production capacity, in order to obtain the best possible return on its industrial assets. The Group’s production costs include a majority of fixed costs compared to variable costs. The average occupancy rate of its sites was 70% in 2020 and 68% in 2021, and the Group wishes to increase this rate by 2025 in order to generate an improvement in the Group’s profitability.

In 2020, the Group suffered a €9.8 million impairment loss on non-commissioned industrial assets due to the discontinuation of the phospholipid manufacturing project in Frankfurt as a result of lowered sales volumes in the main markets of China and Russia. In addition, a significant and permanent decline in demand at the Brindisi site in 2021 led the Group to record a write-down of €8.9 million in the value of certain equipment at the Brindisi site on an exceptional basis.

Some of the Group’s development areas often require dedicated and specific capacities. For example, this is the case for hormones produced at the Vertolaye site, peptides and oligonucleotides produced at the Frankfurt site, prostaglandins produced at the Ujpest site, spray-drying at the Haverhill site and vitamin B12 produced at the Saint-Aubin-lès-Elbeuf site.

In addition, in 2020, the Group implemented measures to improve the operational efficiency of its production sites in the areas of productivity, process improvement (reliability and transformation yield), better use of facilities, optimization of maintenance practices and costs, energy and waste management. In this context, the Group is notably committing to performance investments. For more information on this subject, see Section 6.8 “Investments” of the Prospectus. This operational efficiency program consists of approximately 100 initiatives (for more details, see Section 6.3.2 “Strong vertical integration offering greater autonomy and security of supply” and Chapter 11 “Trends” of the Prospectus) related to the production sites’ industrial optimization and purchasing excellence.

In addition, in 2021 the Group set up an ambitious program to optimize inventory levels over several years, covering raw materials, intermediates and finished products.

The Group’s performance is impacted by maintenance and improvement cycles for its industrial facilities, which may lead to a temporary halt in production. For example, in 2020, a prostaglandin production workshop at the Ujpest site in Hungary was shut down for six months to carry out maintenance operations and increase production capacity, thus affecting the Group’s results.

In addition, due to the specific nature of the manufacture of the Group’s APIs or the applicable regulatory requirements, their production requires the use of specific equipment and technologies, or even, in certain cases, dedicated facilities. As a result, the Group may experience overcapacity episodes at certain sites and underutilization of production capacity at others. In such cases, the Group may not be able to rapidly transfer production between sites using the same technology. For example, the Brindisi site experienced underutilization in the production of anti-infectives during the third quarter of the year ended December 31, 2021, which required the site to be closed for a month. Due to the decrease in certain infectious diseases resulting from governmental protection measures following the spread of COVID-19, demand for Pristinamycin has fallen sharply and the Group therefore decided to shut down the dedicated production line at the Saint-Aubin-lès-Elbeuf site for three months.

Finally, the Group cannot exclude that social movements, in particular strikes, may disrupt its activity. See Section 3.2.8 “Risks related to social dialog” of the Prospectus for further details. For example, the Vertolaye site experienced walkouts in July 2021 in the context of the Prior Reorganization Transactions linked to the creation of the Group, which had only a minor effect on production at the site. On the other hand, some of the production staff at the Saint-Aubin-lès-Elbeuf site went on strike in the last quarter of 2021, demanding payment of a transfer bonus to all EUROAPI France employees. This strike led to disruptions in the production of vitamin B12 with an estimated negative impact of approximately €2.8 million on EBITDA for the year ended December 31, 2021.

(e)	Contractual agreements with the Group’s main customers

The Group generates its revenue from a diversified customer base with 530 customers and has commercial relationships of more than 20 years on average with most of its 20 largest customers (excluding Sanofi). The contractual agreements in force with customers may impact the Group’s results. For example, certain APIs and/or intermediates and/or other substances necessary for the manufacture of drugs marketed by the Sanofi group or manufactured by Sanofi on behalf of its customers are currently supplied to Sanofi under a fixed-price manufacturing and supply agreement (the “Global Manufacturing and Supply Agreement”),54 expiring five years after the Company’s initial listing, and the pricing terms of the agreement, which include a price-volume corridor, corresponding to an annual tiered compensation mechanism between the parties covering variations, upward or downward, beyond a threshold agreed by them, between target revenue and actual revenue related to Sanofi’s purchases of a certain number of APIs. Section 18.3.1 “Manufacturing and supply agreements for certain APIs” of the Prospectus contains a description of the volume protection mechanisms provided by the Global Manufacturing and Supply Agreement.

[54]

The retroactive application of the sales prices agreed upon in the Global Manufacturing and Supply Agreement to historical business volumes and other restatements related to the implementation of the new business model are presented and detailed in Sections 8.1.4(b) “Restated performance indicators taking into account the new EUROAPI business model resulting from the Prior Reorganization Transactions” and 8.2.13 “Restated alternative performance indicators relating to results” of the Prospectus.

For commercial relations with customers outside Sanofi, the Group’s customers use purchase orders, which represented approximately 75% of the restated revenues of its API Solutions business as of December 31, 2021 (excluding Sanofi), and the Group has formalized a contractual relationship with its customers in other cases. In the future, the Group intends to further formalize the relationship with its customers through contracts rather than purchase orders. In the context of its CDMO activities, all commercial relations between the Group and its customers are formalized by contract.

(f)	Investments

The Group operates in a relatively capital-intensive industry that requires ongoing investment to maintain and/or increase production capacity, to upgrade assets and technology, to improve operational performance and to comply with applicable regulations.

The total amount of investments55 for the years ended December 31, 2021, 2020 and 2019, was €88.6 million, €88.4 million and €81.8 million (representing 9.9%, 9.4% and 8.9% of consolidated revenue). The Group intends to pursue a disciplined investment policy consistent with its development strategy.

In addition, the Group operates in a restrictive legislative and regulatory environment with respect to environmental protection, public health and safety and has therefore had to incur, and will have to continue to incur, costs (both in capital expenditure and operating expenses) to meet legal and regulatory requirements. Due to regulatory constraints, the building dedicated to hormones at the Vertolaye facility was upgraded to standards in 2020 to respond to the change in classification of hormones as an OEB 5 product,56 which resulted in a temporary halt in production. This shutdown had a significant impact on the Group’s results in 2020.

The Group regularly makes new investments to increase its production capacity in order to meet the growing demand for certain APIs. For example, this is the case for the production of vitamin B12, for which the Group plans to implement a new vitamin B12 fermentation process at the Saint-Aubin-lès-Elbeuf site, with the objective of increasing the Group’s production capacity by between 25% and 50% by 2024.

(g)	Taxes and taxation

Operating in several countries, the Group is subject to the regulations of different tax regimes; differences in tax rates and bases of taxation may therefore have an effect on the Group’s results. The amount of taxes payable by the Group may also vary significantly from one financial year to the next, due to changes in the tax regulations applicable in France or in the countries where the Group operates, as well as to any limitations on the allocation of tax losses under tax regulations.

As a result of the Prior Reorganization Transactions, the Group’s French companies will not be consolidated for tax purposes until 2023. As a result, the amount of tax owed by the Group is expected to increase in the year ending December 31, 2022, as the Group will not be able to use the losses of the French operating company to offset the profits generated by Francopia.

Under the terms of the agreements with Sanofi, compensation is provided for tax losses incurred between October 1 and December 31, 2021, that the Group could have used in the future.

[55]	As defined in Section 9.4.2 “Capital expenditures” of the Prospectus.
[56]	Occupational Exposure Band.

(h)	Changes in foreign exchange rates

Some of the Group’s assets, liabilities, revenues and expenses are denominated in currencies other than the euro. The main currencies for which the Group is exposed to foreign exchange risk are the pound sterling, the Hungarian forint, the US dollar and the Japanese yen. A significant portion of the Group’s expenses are denominated in US dollars (USD), while the majority of its sales are denominated in euros (EUR), resulting in a structural mismatch between its costs and revenues.

Changes in the exchange rates of the euro against other currencies, including those mentioned above, result in accounting exchange differences that affect the amount of the relevant items in the Group’s financial statements, although their value remains unchanged in their original currency.

Quantitative information on exchange rate risks is provided in Section 3.4.1 “Exchange rate risks” of the Prospectus, and the hedging policy is described in Section 3.6.2 “Risk coverage policy” of the Prospectus.

(i)	Changes in and costs of financial debt

The financing of EUROAPI’s activities was mainly provided by Sanofi over the years 2021, 2020 and 2019 (see Note A.3.3. of the financial statements). In connection with this financing, the Company has benefited from the financial terms applicable to Sanofi subsidiaries.

The short-term debt and other financial liabilities owed to Sanofi amounted to €1.4 million, €55.8 million and €44.2 million for the years ended December 31, 2021, 2020 and 2019. Financial expenses amounted to €2.1 million, €1.9 million and €3.3 million, respectively, for the years ended December 31, 2021, 2020 and 2019.

The Group’s other financial liabilities relate to lease liabilities, which amounted to €22.7 million, €17.5 million and €20.0 million, respectively, at December 31, 2021, 2020 and 2019, respectively. Details of the Group’s lease liabilities are provided in Note D.9 of the Group’s consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

To ensure the Group’s liquidity, on February 22, 2022, the Group entered into a €451 million revolving credit facility (the “RCF Loan Agreement”) that is scheduled to mature on February 26, 2027, the main features of which are presented in Chapter 9 “Cash and shareholders’ equity” of the Prospectus.

8.1.3	Main income statement items

The main income statement items, on which the Group’s management relies to analyze its consolidated results, are described below:

Revenue

Revenue is mainly derived from the sale of APIs, corresponding to API Solutions revenue, and from specialized industrial development and manufacturing services contracts, corresponding to CDMO revenue.

Sales of manufactured APIs for which the intellectual property is owned by the Group or licensed by the Group and/or covered by a distribution contract (API Solutions revenue) are recognized in the income statement when the performance obligations related to the contracts are met.

Revenue from development and manufacturing services contracts, for which the intellectual property is owned by the customer (CDMO revenues), are recognized when the performance obligations identified at the inception of the contract are met.

See Note B.11 of the financial statements for more information on revenue recognition related to the API Solutions business and the CDMO activities.

Cost of sales57

Cost of sales mainly includes the direct and indirect cost of manufacturing APIs sold, whether from the API Solutions business or the CDMO activities. The manufacturing cost of APIs sold includes direct costs of materials and solvents used in the manufacturing process, depreciation expenses corresponding to the normal use of property, plant and equipment and software for manufacturing purposes; and personnel and other costs directly attributable to production and operation of the sites.

In addition, costs incurred by EUROAPI in the pre-production phase of CDMO service contracts with customers are capitalized when they do not represent a performance obligation and are necessary for fulfillment of the contract. Those costs are then charged to the income statement under “Cost of sales” once the contract performance phase starts, following the same pattern as for the transfer of performance obligations to the customer and for recognizing the associated revenue.

Selling and distribution expenses

Selling and distribution expenses include expenses related to the sales and quality control teams, the direct costs of bringing products to market and expenses incurred in developing regulatory strategies.

Research and development expenses58

Research and development expenses mainly comprise primary costs incurred by the Group’s development platforms relating to in-house projects to develop new products and services or to improve existing products and services before they move into industrial operation.

Administrative and general expenses59

Administrative and general expenses include expenses relating to central and support functions, as well as insurance and IT services.

Other operating income and expenses

Other operating income and expenses include realized and unrealized foreign exchange gains and losses on operating activities, as well as results of the disposals of non-financial assets. These line items also include income and expenses that are of an operating nature but do not contribute to generating operating income during the period.

Financial expenses and income60

Financial expenses and income include the cost of debt, interest received and paid in respect of the relationship with entities in the Sanofi group, the unwinding of discount on long-term provisions, net interest cost related to employee benefits and net interest expense on lease liabilities.

[57]	See Note B.12 of the financial statements for further information.
[58]	See Note D.15 of the financial statements for further information.
[59]	See Note A.3.2 of the financial statements for further information.
[60]	See Note D.19 of the financial statements for further information.

Income taxes

Income tax expense represents the sum of current income tax and deferred income tax. See Note B.17 of the financial statements for further information.

8.1.4	Main performance indicators

(a)	The Group’s performance indicators

The Group’s main performance indicators are (i) revenue broken down by flow (i.e., the breakdown of sales between Sanofi and other customers), by product category and by type; (ii) gross profit; (iii) EBITDA; (iv) Core EBITDA; and (v) Core FCF conversion (as described in Section 9.5.4 “Core FCF conversion” of the Prospectus). These performance indicators are regularly tracked by the Group to analyze and evaluate its businesses and their trends, measure their performance, prepare earnings forecasts and make strategic decisions.

EBITDA, Core EBITDA and Core FCF conversion are alternative performance indicators within the meaning of AMF position number 2015-12. EBITDA, Core EBITDA and Core FCF conversion are not standardized accounting aggregates meeting a generally accepted definition under IFRS. They should not be considered as a substitute for operating income (loss), net income (loss), net cash provided by (used in) operating activities, which are measures defined by IFRS, or a measure of liquidity.

The alternative performance indicators described in Chapters 8 “Operating and financial review” and 9 “Liquidity and capital resources” of the Prospectus, where applicable on a restated basis, may not be comparable to similarly named indicators used by other companies.

EBITDA and Core EBITDA

EBITDA corresponds to operating income (loss) restated for depreciation and amortization (Note B.5 of the financial statements) and net impairment of intangible assets and property, plant and equipment (Note B.6 of the financial statements).

In addition to EBITDA, the Group presents Core EBITDA, which is a monitoring indicator of the underlying performance of the business after restatement for certain expenses and/or income that do not reflect the Group’s operating performance. Core EBITDA thus corresponds to EBITDA restated for restructuring costs and similar items (excluding depreciation and write-downs), allocations net of reversals of unutilized provisions for environmental risks, and other items not representative of the Group’s current operating performance or related to the effects of acquisitions or disposals. EUROAPI considers that the exclusion of these items allows investors to better understand the underlying economic performance of the Group, considering that the exclusion of these items better reflects the current operating performance of the company.

In particular, in the future the Group plans to exclude from its Core EBITDA expenses related to its initial listing, such as those resulting from the exceptional allocation of free shares to certain executives (see “Exceptional allocation of free shares to certain executives in connection with the listing” of section 14.1.3 “Allotment of stock options” of the Prospectus), the “co-investment” plan (described in Section 14.1.2 “Remuneration of the corporate officers” of the Prospectus) and the employee shareholding plan (described in Section 16.3.4 “Employee stock ownership plans” of the Prospectus), as it considers that they do not reflect the Group’s current operating performance. This exclusion has no impact on financial years 2019, 2020 and 2021.

Restructuring costs and similar items are detailed in Note D.25.2 of the Group financial statements, and allocations net of reversals of unutilized provisions for environmental risks in Note D.10.

The reconciliation of operating income (loss) to EBITDA and Core EBITDA is presented in the table61 below:

	Year ended December 31,

(€ million)	2021	2020	2019
Operating income (loss)	(12.8)	(10.8)	(0.5)
Depreciation and amortization(1)	76.0	72.2	58.6
EBITDA	63.2	61.3	58.1
Restructuring costs and similar items excluding depreciation and amortization(2)	3.3	2.1	1.2
Allocations net of reversals of unutilized provisions for environmental risks(3)	3.1	3.8	12.4
Other(4)	2.6	0.0	0.0
Core EBITDA	72.2	67.2	71.7

(1)

This restatement corresponds to the item entitled “Depreciation, amortization and impairment of property, plant and equipment, intangible assets and right-of-use assets” in the cash flow statement of the financial statements. This item also includes amortization and impairment relating to “restructuring costs and similar items”.

(2)	This restatement corresponds to restructuring costs and similar items (excluding depreciation and amortization) as disclosed in Note D.25.2 of the Group financial statements.
(3)	See Notes D.10 and D.25.2 of the financial statements.
(4)

Includes other items not representative of the Group’s current operating performance and more specifically for financial year 2021, a labor dispute in Italy for €0.9 million and a provisions of €1.7 million recognized for a commercial lease. See Note D.25.2 of the financial statements.

Changes in EBITDA and Core EBITDA for the years ended December 31, 2021, 2020 and 2019, are presented in Section 8.2.12 “Alternative performance indicators relating to results” of the Prospectus.

Core FCF Conversion

The Core FCF Conversion indicator is presented in Section 9.5.4 “Core FCF conversion” of the Prospectus.

(b)	Restated performance indicators taking into account the new EUROAPI business model resulting from the Prior Reorganization Transactions

In order to ensure the comparability of key financial indicators for the three years included in the Prospectus, the tables below present restated financial indicators for the Group for the years ended December 31, 2021, 2020 and 2019, to incorporate the effects of EUROAPI’s new business model resulting from the Prior Reorganization Transactions.

The new EUROAPI business model resulting from the Prior Reorganization Transactions, effective as of the date of the Prospectus, gives rise to differences with the historical business relationships between the Group and the entities of the Sanofi group, which have a significant effect on the Group’s key financial indicators.

Presentation of restatements relating to the new EUROAPI business model resulting from the Prior Reorganization Transactions

In addition to the completion of the Prior Reorganization Transactions described in Section 7.1 “Description of the Prior Reorganization Transactions” of the Prospectus, the Company and its subsidiaries have entered into agreements relating to the development, manufacture, supply and distribution of certain APIs, the supply of services and the granting of licenses with subsidiaries of

[61]	The reconciliation of operating income (loss) to EBITDA and Core EBITDA is also presented in Note D.25.2. “Segment result” to the Group’s financial statements.

Sanofi that are not subsidiaries of the Company. For more information on these agreements, see Chapter 18 “Related-party transactions” of the Prospectus. The restatements presented below are intended to retroactively reflect the new agreements entered into. Their purpose is to cancel cost allocations relating to the shared functions in the Sanofi perimeter and to retrospectively apply the effects of the target organizational structure at the end of 2021 as if these new agreements had been put in place as of January 1, 2019:

•

Sanofi contracts:[62] the restatement consists of applying retrospectively the terms and conditions of the agreements entered into by and between EUROAPI and Sanofi, effective from October 1, 2021,[63] and agreed for an initial term of five years from the Loss of Control by Sanofi. The Sanofi agreements affected by the restatement are:

•

The Global Manufacturing and Supply Agreement: covering 86 APIs and/or intermediates and/or other substances produced by EUROAPI that are necessary for the manufacture of medicines marketed by the Sanofi group or manufactured by Sanofi on behalf of its customers. This restatement consists of retroactively applying the sales prices as agreed at the effective date in the Global Manufacturing and Supply Agreement to historical business volumes.

•

Distribution Agreement: covering the 22 APIs produced by Sanofi and for which EUROAPI is responsible for commercial distribution as of December 31, 2021. This restatement consists of retroactively applying the distribution agreement’s terms (purchase price from Sanofi), as agreed at the effective date of the agreements, to historical business volumes.

•

Reverse Manufacturing and Supply Agreements:[64] covering contracts for which part of the production is carried out by Sanofi. In 2020, 35 APIs were concerned. This restatement consists of retroactively applying the prices, as agreed on the Reverse Manufacturing and Supply Agreements effective date, to historical business volumes.

•

Secondary packaging (UK):[65] This adjustment consists of retrospectively converting the business model of the labeling and secondary packaging activity carried out by EUROAPI in the United Kingdom. Prior to the new agreements signed on October 1, 2021, and effective as of January 1, 2022, the Haverhill site purchased and resold to Sanofi, according to the group’s transfer pricing policy, the inventory of goods for which it was responsible for labeling and packaging. Under the new model, EUROAPI will no longer own the inventory but will be compensated by a toll fee for the labeling and secondary packaging services it performs.

•

Target organizational structure: The restatement consists of canceling the central costs of the Sanofi group allocated to EUROAPI and applying retrospectively the effects of the implementation of the target organizational structure allowing EUROAPI to operate autonomously. The costs corresponding to the target organizational structure include, on the one hand, personnel costs[66] calculated on the basis of the number of full-time equivalent (FTEs) required per function and the applicable market salaries, and on the other hand, other costs and

[62]

Described in Sections 18.3.1 “Manufacturing and supply agreements for certain APIs” of the Prospectus for the Global Manufacturing and Supply Agreement and the Reverse Manufacturing and Supply Agreements, and 18.3.3 “Distribution agreement for certain APIs” of the Prospectus for the distribution agreement.

[63]	For some countries, the agreements came into force after October 1, 2021. This is the case, for example, for Germany and Hungary, where the agreements came into force on November 1, 2021.
[64]	A description of these agreements can be found in Section 18.3.1 “Manufacturing and supply agreements for certain APIs” of the Prospectus.
[65]

See the special agreement between the Group and the Sanofi group relating to the packaging of pharmaceutical products described in Section 18.3.1 “Manufacturing and supply agreements for certain APIs” of the Prospectus.

[66]	The Group has retroactively restated the effects of inflation on salaries.

external services. These restatements have been estimated with the support of external consultants on the basis of both actual costs incurred by the Group and benchmarks of market practices. The additional costs compared to the historical accounts are mainly related to the implementation of the Finance, Legal and Human Resources functions, the Insurance function and the IT function. This target organizational structure will be fully effective within a 36-month period from October 1, 2021, i.e., by October 1, 2024, at the latest, but most of the recruitments should be completed by the date of the Company’s initial listing. In addition, the restatement also includes the re-invoicing of project costs between Sanofi and EUROAPI that were not historically re-invoiced in the organization that preceded the Prior Reorganization Transactions (in the future, these re-invoicing transactions will be governed by the “Special agreements between the Group and the Sanofi group relating to the development of APIs” described in Section 18.3.2 of the Prospectus). Finally, it should be noted that the Transitional Services Agreements,[67] which organize exchanges of services between EUROAPI and Sanofi, have been put in place with effect from October 1, 2021, in order to ensure the continuity of functions not yet performed by EUROAPI. The effects of these agreements on the last quarter of 2021 are canceled in the restated 2021 data, as the restatements related to the target organizational structure already comprise these functions as if EUROAPI had them.

•

Scope adjustments: This restatement concerns certain APIs manufactured at Sanofi’s sites, which will remain the property of Sanofi. These contracts were managed within the historical scope of EUROAPI but were not transferred as part of the Prior Reorganization Transactions.

•

Others: The other restatements concerned a few specific items. The main restatement concerned the 2019 financial year and consisted in canceling a non-operational environmental provision, which was the subject of a specific indemnity from Sanofi under the Master Carve-Out Agreement (see Section 18.1 “Agreements signed by the Sanofi group and the Group for the execution of the Prior Reorganization Transactions” of the Prospectus for further information). A second restatement consisted in considering the change in the APIs industrial cost over the 2019–2021 period in conjunction with the retroactive application of selling prices as agreed at the effective date of the Global Manufacturing and Supply Agreement and the Reverse Manufacturing and Supply Agreements. This restatement has resulted in a net increase in manufacturing costs in 2019 and 2020. Finally, a third adjustment resulted in the cancellation of a provision recognized on a product that will remain within the scope of Sanofi, and for which the associated sales and direct costs have been adjusted in the “Scope adjustments” column.

The Company and its subsidiaries have entered into amendments to the Global Manufacturing and Supply Agreement, one of the Reverse Manufacturing and Supply Agreements, the Distribution Agreement and the Secondary Packaging Agreement (UK) with the Sanofi group, the financial impact of which is subsequent to December 31, 2021. These amendments have no impact on the restated financial information presented below (see Chapter 18 “Related-party transactions” of the Prospectus).

[67]	These agreements are described in Section 18.3.4 “Service supply agreements” of the Prospectus.

Restated data for the years ended December 31, 2021, 2020 and 2019

The tables below summarizes the various types of restatements applied to the Group’s indicators for the years ended December 31, 2021, 2020 and 2019, and present a reconciliation with the published indicators.

(€ million)	Historical data 2021	Restatements made						Restated data 2021
		Sanofi contracts (1)		Secondary packaging	Target organizational structure(3)	Scope adjustments	Other
Revenue	892.8	36.4		(12.1)	0.0	(14.8)	0.0	902.2
Other customers	485.9	(11.3	)(2)	0.0	0.0	(15.5)	0.0	459.0
Sanofi	407.0	47.7		(12.1)	0.0	0.7	0.0	443.2
Gross profit	109.1	45.5		(1.1)	1.6	(4.2)	2.4	153.3
EBITDA	63.2	45.5		(1.1)	(5.5)	(4.2)	4.8	102.8
Core EBITDA	72.2	45.5		(1.1)	(5.5)	(4.2)	3.7	110.6

(€ million)	Historical data 2020	Restatements made						Restated data 2020
		Sanofi contracts (1)		Secondary packaging	Target organizational structure(3)	Scope adjustments	Other
Revenue	944.6	45.0		(10.1)	0.0	(24.5)	0.0	954.9
Other customers	490.7	(12.3	)(2)	0.0	0.0	(25.1)	0.0	453.3
Sanofi	453.9	57.2		(10.1)	0.0	0.6	0.0	501.6
Gross profit	90.4	63.4		(0.3)	3.3	(6.8)	(0.3)	149.8
EBITDA	61.3	63.4		(0.3)	(15.5)	(6.8)	(0.3)	101.8
Core EBITDA	67.2	63.4		(0.3)	(15.5)	(6.8)	(0.3)	107.7

(€ million)	Historical data 2019	Restatements made						Restated data 2019
		Sanofi contracts(1)		Secondary packaging	Target organizational structure(3)	Scope adjustments	Other
Revenue	915.8	26.7	(4)	(25.9)	0.0	(24.8)	(0.2)	891.6
Other customers	467.7	(12.0	)(2)	0.0	0.0	(26.2)	(0.2)	429.3
Sanofi	448.1	38.7		(25.9)	0.0	1.4	0.0	462.4
Gross profit	87.6	48.0		(5.6)	3.9	(11.3)	(0.1)	122.4
EBITDA	58.1	48.0		(5.6)	(22.7)	(11.3)	8.7	75.1
Core EBITDA	71.7	48.0		(5.6)	(22.7)	(11.3)	(0.1)	79.9

(1)

The restatements for the “Sanofi contracts” do not affect revenue only. As indicated in the “Presentation of the restatements for the new EUROAPI business model resulting from the Prior Reorganization Transactions”, the restatement for the “Sanofi contracts” includes the Distribution Agreement and the Reverse Manufacturing and Supply Agreements. These contracts favorably affect the purchasing terms with Sanofi and, therefore, the gross profit without affecting revenue.

(2)

The restatements for the Sanofi contracts generate a decrease in the revenue recorded with other customers due to the reclassification of a sale historically made with a customer other than Sanofi: in the framework of the new business model, Sanofi will retain the commercial relationship with this customer and the sale made was therefore reclassified as a sale to Sanofi.

(3)

In line with the proposed initial listing of the API activity announced by Sanofi on February 24, 2020, the Company began to structure its target organization in 2020 by recruiting management teams, which therefore explains the progressive decrease in the restatement for the “target organizational structure” between 2019 and 2021.

(4)

The restatement on revenue from contracts with Sanofi is lower in 2019 due to an adjustment related to the more favorable transfer pricing mechanism in 2019 as reflected in the financial statements of EUROAPI.

	Historical data			Restatements			Restated data
€ million	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Revenue	892.8	944.6	915.8	9.5	10.3	(24.2)	902.2	954.9	891.6
Other customers	485.9	490.7	467.7	(26.9)	(37.4)	(38.4)	459.0	453.3	429.3
Sanofi	406.9	453.9	448.1	36.3	47.7	14.3	443.2	501.6	462.4
Gross profit	109.1	90.4	87.6	44.2	59.3	34.8	153.3	149.8	122.4
As%	12.2%	9.6%	9.6%				17.0%	15.7%	13.7%
EBITDA	63.2	61.3	58.1	39.5	40.5	17.0	102.8	101.8	75.1
As%	7.1%	6.5%	6.3%				11.4%	10.7%	8.4%
Core EBITDA	72.2	67.2	71.7	38.4	40.5	8.2	110.6	107.7	79.9
As%	8.1%	7.1%	7.8%				12.3%	11.3%	9.0%

Restated gross profit, restated EBITDA and restated Core EBITDA represented 17.0%, 11.4% and 12.3% of the restated revenue for the year ended December 31, 2021.

Restated gross profit, restated EBITDA and restated Core EBITDA represented 15.7%, 10.7% and 11.3% of the restated revenue for the year ended December 31, 2020.

Restated gross profit, restated EBITDA and restated Core EBITDA represented 13.7%, 8.4% and 9.0% of the restated revenue for the year ended December 31, 2019.

As restated gross profit corresponds to the restated revenue minus the restated cost of sales, the restated cost of sales amounted to €748.9 million, €805.1 million and €769.2 million for the years ended December 31, 2021, 2020 and 2019, respectively. The restated cost of sales thus represented 83.0%, 84.3% and 86.3% of restated revenue for the years ended December 31, 2021, 2020 and 2019, respectively.

In addition to the restated indicators presented above, the Company presents “Selling and distribution expenses”, “Research and development expenses”, and “Other operating expenses” restated for the effects of the new EUROAPI business model resulting from the Prior Reorganization Transactions as previously described. The tables below summarize the various types of restatements applied and present a reconciliation with the accounting aggregates reported.

(€ million)	Historical data 2021	Restatements made					Restated data 2021
		Sanofi contracts	Secondary packaging	Target organizational structure	Scope adjustments	Other
Selling and distribution expenses	(34.0)			(3.4)			(37.4)
Research and development expenses	(17.0)			2.2			(14.7)
Other operating expenses(1)	(70.9)			(5.9)		2.4	(74.4)

(€ million)	Historical data 2020	Restatements made					Restated data 2020
		Sanofi contracts	Secondary packaging	Target organizational structure	Scope adjustments	Other
Selling and distribution expenses	(26.9)			(4.0)			(30.9)
Research and development expenses	(19.9)			1.5			(18.4)
Other operating expenses(1)	(54.5)			(16.3)			(70.8)

(€ million)	Historical data 2019	Restatements made					Restated data 2019
		Sanofi contracts	Secondary packaging	Target organizational structure	Scope adjustments	Other
Selling and distribution expenses	(25.2)			(4.6)			(29.8)
Research and development expenses	(16.3)			(1.7)			(18.0)
Other operating expenses(1)	(46.6)			(20.3)		8.8	(58.0)

(1)

Other operating expenses represent the sum of (i) “Administrative and general expenses” representing: €(55.4) million, €(42.7) million and €(39.3) million for the years ended December 31, 2021, 2020 and 2019, respectively; (ii) “Other operating income representing”: €4.2 million, €1.3 million and €1.4 million for the years ended December 31, 2021, 2020 and 2019, respectively; (iii) “Other operating expenses” representing €(5.4) million, €(10.6) million and €(8.8) million for the years ended December 31, 2021, 2020 and 2019, respectively; (iv) “Restructuring costs and similar items”, representing: €(13.4) million, €(2.4) million and €0.1 million for the years ended December 31, 2021, 2020 and 2019, respectively; and (v) “Other gains, loss, disputes”, representing €(0.9) million, €0.0 million and €0.0 million for the years ended December 31, 2021, 2020 and 2019, respectively.

“Selling and distribution expenses” restated for the effects of the new business model amounted to €(37.4) million, €(30.9) million and €(29.8) million for the years ended December 31, 2021, 2020 and 2019, or 4.1%, 3.2% and 3.3% of restated revenue, respectively.

“Research and development expenses” restated for the effects of the new business model were €(14.7) million, €(18.4) million and €(18.0) million for the years ended December 31, 2021, 2020 and 2019, representing 1.6%, 1.9% and 2.0% of restated revenue, respectively.

“Other operating expenses” restated for the effects of the new business model amounted to €(74.4) million, €(70.8) million and €(58.0) million for the years ended December 31, 2021, 2020 and 2019, representing 8.3%, 7.4% and 6.5% of restated revenue, respectively.

8.2	Analysis of results for the years ended December 31, 2021, 2020 and 2019

The table below shows the Group’s consolidated income statement (in millions of euros) for each of the years ended December 31, 2021, 2020 and 2019.

(€ million unless otherwise indicated)	Year ended December 31,
	2021	2020	2019
Revenue	892.8	944.6	915.8
Cost of sales	(783.7)	(854.1)	(828.2)
Gross profit	109.1	90.4	87.6
Gross profit as % of revenue	12.2%	9.6%	9.6%
Selling and distribution expenses	(34.0)	(26.9)	(25.2)
Research and development expenses	(17.0)	(19.9)	(16.3)
Administrative and general expenses	(55.4)	(42.7)	(39.3)
Other operating income	4.2	1.3	1.4
Other operating expenses	(5.4)	(10.6)	(8.8)
Restructuring costs and similar items	(13.4)	(2.4)	0.1
Other gains and losses, disputes	(0.9)	0.0	0.0
Operating income/(loss)	(12.8)	(10.8)	(0.5)
Financial expenses	(2.1)	(1.9)	(3.3)
Financial income	0.2	1.0	0.8
Net income/(loss) before tax	(14.6)	(11.8)	(3.1)
Income taxes	(1.2)	5.5	5.6
Net income/(loss)	(15.8)	(6.3)	2.5

8.2.1	Revenue

Consolidated revenues of the Group decreased by €51.8 million, or 5.5%, in the year ended December 31, 2021, from €944.6 million in the year ended December 31, 2020, to €892.8 million in the year ended December 31, 2021, and increased by €28.8 million, or 3.1%, in the year ended December 31, 2020, from €915.8 million for financial year 2019 to €944.6 million for the year ended December 31, 2020.

The Group’s revenue, restated for EUROAPI’s new business model resulting from the Prior Reorganization Transactions, amounted to €902.2 million at December 31, 2021, compared to restated revenues of €954.9 million and €891.6 million for the years ended December 31, 2020 and 2019.

The COVID-19 pandemic prompted pharmaceutical companies to build up high inventories in 2020, which reduced demand for APIs in 2021. Sales in 2021 were impacted by the priority use of inventories built up in 2020 and by a decline in demand for certain APIs, in particular Pristinamycin (accounted for under CDMO), due to the decline in certain diseases as a result of government sanitary measures. Sales of certain APIs have increased strongly, such as Dexamethasone following the World Health Organization’s recommendation for the treatment of severe cases of COVID-19, and the Group has been able to seize commercial opportunities to produce certain APIs used in treatments against COVID-19. For more information on the impact of the COVID-19 pandemic, see Section 8.1.2(a) “Change in the supply and demand of APIs” of the Prospectus.

(a)	Breakdown of revenue by flow and type

For the year ended December 31, 2021, the Group generated 54.4% of its revenue from other customers and 45.6% from Sanofi. Since October 1, 2021, sales to Sanofi have been governed by the terms of several agreements, including the Global Manufacturing and Supply Agreement. In order to present information that is comparable with the entry into force of the new business model on October 1, 2021, the Group also presents a breakdown of its revenue by flow on a restated basis, applying retrospectively the terms of the new agreements with Sanofi.

The Group also presents its revenue according to the sales’ nature, which are split between APIs from the EUROAPI catalog (API Solutions) and sales made under CDMO contracts. In the case of CDMO sales, the APIs are developed and then produced on an exclusive basis for a single customer who remains the owner of the intellectual property.

The following table presents sales by cash flow and by type from the consolidated financial statements for the periods indicated:

(€ million unless otherwise indicated)	Year ended December 31,
	2021		2020		2019
Revenue from customers other than Sanofi	485.9	54.4%	490.7	51.9%	467.7	51.1%
of which API Solutions	331.0	37.1%	345.3	36.6%	353.7	38.6%
of which CDMO	154.9	17.3%	145.4	15.4%	114.0	12.4%
Revenue from Sanofi	406.9	45.6%	453.9	48.1%	448.1	48.9%
of which API Solutions	339.2	38.0%	371.0	39.3%	384.4	42.0%
of which CDMO	67.6	7.6%	82.9	8.8%	63.7	7.0%
Total revenue	892.8	100.0%	944.6	100.0%	915.8	100.0%
of which API Solutions	670.3	75.1%	716.3	75.8%	738.1	80.6%
of which CDMO	222.5	24.9%	228.3	24.2%	177.7	19.4%

Revenue from customers other than Sanofi:

For the year ended December 31, 2021, the amount of revenue from other customers decreased by €4.8 million, from €490.7 million for the year ended December 31, 2020, to €485.9 million for the year ended December 31, 2021, representing 54.4% of consolidated revenue compared to 51.9% for the year ended December 31, 2020.

For the year ended December 31, 2021, the amount of API Solutions’ sales (excluding Sanofi) decreased by €14.3 million, from €345.3 million for the year ended December 31, 2020, to €331.0 million for the year ended December 31, 2021. The decrease is primarily tied to a decline in demand on certain APIs due to the COVID-19 crisis (see the sub-section “Impacts related to a global sanitary crisis such as the COVID-19 pandemic” in Section 8.1.2(a) “Change in the supply and demand of APIs” of the Prospectus) and the postponement to financial year 2022 of certain deliveries of APIs resulting from the Group’s Prior Reorganization Transactions that took place in the last quarter of 2021. The Company estimates the negative impact related to the delay in these deliveries at €15 million over financial year 2021. This decline in revenue was partially offset by the increase in sales of hormones over the year ended December 31, 2020, a year in which the building at Vertolaye dedicated to hormones had been shut down temporarily due to regulatory restrictions that required compliance work. The increase in sales of hormones between 2021 and 2020 totaled approximately €18 million.

For the year ended December 31, 2021, CDMO sales (excluding Sanofi) increased by €9.5 million, from €145.4 million for the year ended December 31, 2020, to €154.9 million for the year ended December 31, 2021. The increase is primarily related to an increase in revenue generated on the Catalent contract in the United Kingdom and the development of sales of oligonucleotides with an American biotech company.

For the year ended December 31, 2020, sales (excluding Sanofi) increased by €23.0 million, from €467.7 million for the year ended December 31, 2019, to €490.7 million for the year ended December 31, 2020, representing 51.9% of consolidated revenue compared to 51.1% as of December 31, 2019.

For the year ended December 31, 2020, the amount of API Solutions’ sales (excluding Sanofi) decreased by €8.4 million, from €353.7 million for the year ended December 31, 2019, to €345.3 million for the year ended December 31, 2020. This decrease is mainly due to (i) temporary production stoppages related to a regulatory update of the manufacturing facility at the Vertolaye site for Altrenogest and Trenbolone following a change in the classification of these products, and (ii) a six-month shutdown of the Prostaglandins production building at the Ujpest site in Hungary in order to carry out maintenance operations and increase production capacity. However, these decreases were offset by the good performance of vitamin B12 and Metamizole sales.

For the year ended December 31, 2020, CDMO sales (excluding Sanofi) increased by €31.4 million, from €114.0 million for the year ended December 31, 2019 to €145.4 million for the year ended December 31, 2020. The increase was mainly due to (i) increased sales related to the Olmesartan, Gamithromicyn and Afoxolaner contracts and (ii) revenues from new CDMO contracts in the UK and Germany.

Revenue from Sanofi:

For the year ended December 31, 2021, the amount of direct sales to Sanofi decreased by €47.0 million, from €453.9 million for the year ended December 31, 2020, to €406.9 million for the year ended December 31, 2021, representing 45.6% of consolidated revenues compared to 48.1% for the year ended December 31, 2020.

For the year ended December 31, 2021, API Solutions revenue generated with Sanofi decreased by €31.8 million, from €371.0 million for the year ended December 31, 2020, to €339.2 million for the year ended December 31, 2021. This decrease was driven primarily by (i) a decrease in the API demand in 2021, in particular, for Sevelamer, Fexofenadine, Buserelin and Ramipril68, and (ii) bid tenders lost in China by the customer Sanofi, generating a decrease in revenue69 on sales of Teicoplanin compared with the year ended December 31, 2020.

For the year ended December 31, 2021, CDMO sales with Sanofi decreased by €15.3 million, from €82.9 million for the year ended December 31, 2020, to €67.6 million for the year ended December 31, 2021. This decline is primarily tied to a sharp decline in demand for Pristinamycin due to the decrease in certain infectious pathologies resulting from the sanitary protection measures to prevent the spread of COVID-1970. Nevertheless, this decrease was partially offset by higher sales of Lixisenatide and Lademirsen.

[68]

Products for which the Group recorded a decrease in revenue restated for the new EUROAPI business model resulting from the Prior Reorganization Transactions of approximately €13.3 million, €10.1 million, €5.0 million and €4.3 million compared with financial year 2020.

[69]	Estimated at approximately €8.6 million on a basis restated for the new EUROAPI business model resulting from the Prior Reorganization Transactions.
[70]	See sub-section “Impacts related to a global health crisis such as the COVID-19 pandemic” of Section 8.1.2(a) “Change in the supply and demand of APIs” of the Prospectus.

For the year ended December 31, 2020, sales to Sanofi increased by €5.8 million, from €448.1 million for the year ended December 31, 2019, to €453.9 million for the year ended December 31, 2020, or 48.1% of consolidated revenue compared to 48.9% for the year ended December 31, 2019.

For the year ended December 31, 2020, API Solutions revenue generated with Sanofi decreased by €13.4 million, from €384.4 million for the year ended December 31, 2019, to €371.0 million for the year ended December 31, 2020. This decrease is mainly related to the decrease in steroid sales. Nevertheless, this decrease was partially offset by higher sales of Sevelamer and Fexofenadine.

For the year ended December 31, 2020, CDMO sales with Sanofi increased by €19.2 million, from €63.7 million for the year ended December 31, 2019, to €82.9 million for the year ended December 31, 2020. The increase in revenue for the period is mainly related to the Pristinamycin and Avalglucosidase alpha intermediate contracts.

The table below shows the restated revenue for the periods indicated, by flow:

(€ million unless otherwise indicated)	Year ended December 31,
	2021		2020		2019
Restated revenue from customers other than Sanofi	459.0	50.9%	453.3	47.5%	429.3	48.1%
of which API Solutions	306.9	34.0%	325.8	34.1%	334.4	37.5%
of which CDMO	152.1	16.9%	127.5	13.3%	94.8	10.6%
Restated revenue from Sanofi	443.2	49.1%	501.6	52.5%	462.4	51.9%
of which API Solutions	369.1	40.9%	418.5	43.8%	400.7	44.9%
of which CDMO	74.0	8.2%	83.1	8.7%	61.6	6.9%
Total restated revenue	902.2	100%	954.9	100.0%	891.6	100.0%

of which API Solutions	676.0	74.9%	744.3	77.9%	735.2	82.5%
of which CDMO	226.2	25.1%	210.6	22.1%	156.5	17.5%

(b)	Breakdown of revenue by product category

The Group produces and distributes a diversified portfolio of products, including the main categories of APIs.

The table below shows sales by product category for the periods indicated.

(€ million unless otherwise indicated)	Year ended December 31,
	2021		2020		2019
Complex chemical synthesis molecules	613.5	68.7%	661.0	70.0%	634.5	69.3%
Biochemistry molecules derived from fermentation	152.2	17.0%	188.4	19.9%	161.3	17.6%
HP-APIs	105.4	11.8%	81.4	8.6%	113.0	12.3%
Large molecules	21.7	2.4%	13.8	1.5%	7.0	0.8%

Total revenue	892.8	100.0%	944.6	100.0%	915.8	100.0%

Complex chemical synthesis molecules

For the year ended December 31, 2021, the amount of sales of “Complex chemical synthesis molecules” decreased by €47.5 million from €661.0 million for the year ended December 31, 2020 to €613.5 million for the year ended December 31, 2021. The drop in revenue over the period is primarily tied to the drop in demand for Sevelamer Ramipril as well as a decrease in the sales of Methylprednisolone, Prednisone and Prednisolone.

For the year ended December 31, 2020, sales of “Complex chemical synthesis molecules” increased by €26.5 million from €634.5 million for the year ended December 31, 2019 to €661.0 million for the year ended December 31, 2020. The increase in revenue over the period was mainly due to higher sales of APIs related to hyperphosphatemia, higher sales of Fexofenadine and Ramipril. This increase was partially offset by lower sales of steroids during the period.

Biochemistry molecules derived from fermentation

For the year ended December 31, 2021, sales of “Biochemistry molecules derived from fermentation” decreased by €36.2 million, from €188.4 million for the year ended December 31, 2020 to €152.2 million for the year ended December 31, 2021. The decline in revenue over the period is tied first to the decline in sales of Pristinamycin due to the decrease in certain infectious pathologies resulting from governmental protection measures resulting from the spread of COVID-19 (see the sub-section “Impacts related to a global sanitary crisis such as the COVID-19 pandemic” of Section 8.1.2(a) “Change in the supply and demand of APIs” of the Prospectus) and second, to a decrease in sales on Teicoplanin following the loss of a Sanofi bid tender in China.

For the year ended December 31, 2020, sales of “Biochemistry molecules derived from fermentation” increased by €27.1 million, from €161.3 million for the year ended December 31, 2019 to €188.4 million for the year ended December 31, 2020. The increase in revenue over the period was mainly due to higher sales of vitamin B12 and higher sales of Pristinamycin.

HP-APIs

For the year ended December 31, 2021, sales of “HP-APIs” increased by €24.0 million, rising from €81.4 million for the year ended December 31, 2020, to €105.4 million for the year ended December 31, 2021. The increase in revenue over the period is primarily tied, first to the increase in hormone sales compared with the year ended December 31, 2020, a year in which the building dedicated to hormones at Vertolaye had been shut down temporarily because of regulatory restrictions that required compliance work and, second, to the increase in sales of Prostaglandins compared with the year ended December 31, 2020, a year in which the building dedicated to the Prostaglandins at the Ujpest site in Hungary had been shut down for maintenance operations and to increase production capacities.

In the year ended December 31, 2020, sales of “HP-APIs” decreased by €31.6 million, from €113.0 million in the year ended December 31, 2019 to €81.4 million in the year ended December 31, 2020. The decrease in revenue over the period was mainly due to the Vertolaye hormone manufacturing facility shutdown to bring it up to standard in 2020, and the Prostaglandin manufacturing facility shutdown at the Ujpest site in Hungary for six months to carry out maintenance work and increase production capacity.

Large molecules

In the year ended December 31, 2021, the amount of sales of “large molecules” increased by €7.9 million, from €13.8 million reported in the year ended December 31, 2020 to €21.7 million reported in the year ended December 31, 2021. The increase in revenue over the period comes from the development of sales of oligonucleotides with an American biotech company and the increase in sales with Sanofi due to the CDMO projects on Lixisenatide and Lademirsen. This increase was partially offset by lower sales of Buserelin.

During the year ended December 31, 2020, sales of “large molecules” increased by €6.8 million, from €7.0 million for the year ended December 31, 2019 to €13.8 million for the year ended December 31, 2020. The increase in revenue over the period was primarily due to an increase in sales of peptides and oligonucleotides.

The table below shows restated revenue by product category for the periods indicated:

(€ million unless otherwise indicated)	Year ended December 31,
	2021		2020		2019
Complex chemical synthesis molecules	620.1	68.7%	663.7	69.5%	607.8	68.2%
Biochemistry molecules derived from fermentation	154.4	17.1%	189.6	19.9%	161.3	18.1%
HP-APIs	104.0	11.5%	79.6	8.3%	110.1	12.4%
Large molecules	23.8	2.6%	21.9	2.3%	12.4	1.4%

Total restated revenue	902.2	100.0%	954.9	100.0%	891.6	100.0%

8.2.2	Cost of sales and gross profit

Cost of sales decreased by €70.4 million, or 8.2%, in the year ended December 31, 2021, from €854.1 million in the year ended December 31, 2020, to €783.7 million in the year ended December 31, 2021, and increased by €25.9 million, or 3.1%, in the year ended December 31, 2020, from €828.2 million in the year ended December 31, 2019, to €854.1 million in the year ended December 31, 2020.

Gross profit increased by €18.7 million for the year ended December 31, 2021, from €90.4 million for the year ended December 31, 2020, to €109.1 million for the year ended December 31, 2021. The increase in the gross profit is driven primarily by an increase in the relative weight of the CDMO activity in the Group’s consolidated revenue, and by the improvement in the industrial performance (better yields, debottlenecking actions and the progress made on maintenance operations) estimated at approximately €8 million for the year ended December 31, 2021. Gross profit rose from 9.6% for the year ended December 31, 2020, to 12.2% for the year ended December 31, 2021.

Gross profit increased by €2.9 million for the year ended December 31, 2020, from €87.6 million for the year ended December 31, 2019, to €90.4 million for the year ended December 31, 2020. The increase was mainly attributable to a better industrial performance in 2020 and an increase in revenue from the CDMO activities, which is a more value-creating activity. This increase was partially offset by the effects of the launch of an inventory reduction plan71 and the destruction of several batches. Gross profit remained stable at 9.6% for the years ended December 31, 2020 and 2019.

8.2.3	Selling and distribution expenses

Selling and distribution expenses increased by €7.1 million, or 26.4%, in the year ended December 31, 2021, from €26.9 million in the year ended December 31, 2020, to €34.0 million in the year ended December 31, 2021, and increased by €1.7 million, or 6.8%, in the year ended December 31, 2020, from €25.2 million in the year ended December 31, 2019, to €26.9 million in the year ended December 31, 2020.

Over the year ended December 31, 2021, the increase in selling and distribution expenses was primarily driven by recruitments done by the Company to build out its target organizational structure in line with its proposed initial listing.

For the year ended December 31, 2020, the increase in selling and distribution expenses was primarily due to the proportional increase in distribution costs in relation to sales for the period.

8.2.4	Research and development expenses

Research and development expenses decreased by €2.9 million, or 14.7%, in the year ended December 31, 2021, from €19.9 million in the year ended December 31, 2020, to €17.0 million in the year ended December 31, 2021, and increased by €3.6 million, or 22.1%, in the year ended December 31, 2020, from €16.3 million in the year ended December 31, 2019, to €19.9 million in the year ended December 31, 2020.

8.2.5	Administrative and general expenses

Administrative and general expenses increased by €12.7 million, or 29.7%, in the year ended December 31, 2021, from €42.7 million in the year ended December 31, 2020, to €55.4 million in the year ended December 31, 2021, and increased by €3.4 million, or 8.8%, in the year ended December 31, 2020, from €39.3 million in the year ended December 31, 2019, to €42.7 million in the year ended December 31, 2020. The increase in administrative and general expenses over the year ended December 31, 2021, is primarily tied to the many new recruitments made by the Company to build out its target organizational structure in line with its proposed initial listing.

8.2.6	Other operating income and expenses

Other operating income increased by €2.9 million, from an income of €1.3 million for the year ended December 31, 2020, to an income of €4.2 million for the year ended December 31, 2021.

Other operating income was relatively stable for the year ended December 31, 2020, decreasing to an income of €1.3 million from an income of €1.4 million for the year ended December 31, 2019.

Other operating expenses decreased by €5.2 million, from an expense of €10.6 million for the year ended December 31, 2020, to an expense of €5.4 million for the year ended December 31, 2021. Over the year ended December 31, 2021, other operating expenses primarily reflected: (i) a depreciation of €2.0 million recognized for a commercial lease,72 effective as of July 1, 2021, and not used and (ii) a

[71]	See Section 9.4.1 “Financing of working capital requirements” of the Prospectus.
[72]	See Note D.2.2 of the financial statements.

€2.4 million allocation for environmental risk at the non-operational sites, primarily concerning the parcels at Vertolaye in France.73

Other operating expenses increased for the year ended December 31, 2020, to an expense of €10.6 million from an expense of €8.8 million for the year ended December 31, 2019.

For the year ended December 31, 2020, other operating expenses were mainly composed of a €9.8 million charge for the accounting of an impairment loss on non-commissioned industrial assets due to the discontinuation of the phospholipid manufacturing project in Frankfurt following the decline in sales volumes in the major markets, namely, China and Russia.

For the year ended December 31, 2019, other operating expenses consisted mainly of a €9.0 million expense relating to a provision for environmental risks recognized mainly at non-operating sites in France.

8.2.7	Restructuring costs and similar items

Over the year ended December 31, 2021, restructuring costs and similar items totaled €13.4 million and primarily concerned the plan to redirect the Group’s activities in Italy, with a depreciation of €8.9 million on certain equipment at the Brindisi site and €4.0 million in restructuring costs other than costs related to personnel and assets tied to the temporary shutdown of the Brindisi site resulting from the redirection plan initiated at the end of 2021.

For the year ended December 31, 2020, restructuring costs and similar items amounted to €2.4 million and consisted of employee-related expenses, as well as charges, gains or losses on assets. Employee-related expenses included a provision of €14.7 million for severance payments in connection with the “Play-to-Win” plan undertaken by the Sanofi group to adapt its organization as part of its strategic changes. The Group also recognized a reversal of an unused provision for UCI74 stocks in the amount of €13.7 million. In 2020, the new projections for disposal of inventories have led the Group to reverse a large portion of the provision for disposal of inventories recognized in 2017.

For the year ended December 31, 2019, restructuring costs and similar items accounted for net income of €0.1 million, corresponding on the one hand to employee-related expenses of €1.2 million, and on the other hand to a €1.3 million impairment reversal corresponding to the return to service of an impaired item of property, plant and equipment.

See Note D.18 of the financial statements for further details.

8.2.8	Operating income (loss)

Taking into account items presented above, operating income (loss) decreased by €2.0 million in the year ended December 31, 2021, from an operating income (loss) of €(10.8) million in the year ended December 31, 2020, to an operating income (loss) of €(12.8) million in the year ended December 31, 2021, and decreased by €10.3 million in the year ended December 31, 2020, from €(0.5) million in the year ended December 31, 2019, to €(10.8) million in the year ended December 31, 2020.

8.2.9	Financial expenses and income

Financial expenses and income changed from a net financial expense of €(0.9) million for the year ended December 31, 2020, to a net financial expense of €(1.9) million for the year ended December 31, 2021, a decrease of €1.0 million, and from a net financial expense of €(2.6) million for the year ended December 31, 2019, to a net financial expense of €(0.9) million for the year ended December 31, 2020, an increase of €1.6 million.

[73]	See Note D.10 of the financial statements.
[74]	UCI: Universal Corticosteroid Intermediary.

It should be noted that the financing of EUROAPI activities was assured mainly by Sanofi for the years 2021, 2020 and 2019 (see Note A.3.3 of the financial statements). As part of this financing, EUROAPI benefited from the financial conditions applicable to Sanofi’s subsidiaries. In connection with the Company’s initial listing, the Group has set up an autonomous financing structure. For this purpose, the Group has set up the €451 million RCF Loan Agreement (see Section 9.2.2(a) “RCF Loan Agreement” of the Prospectus). The RCF Loan Agreement may be drawn down as from the initial listing of the Company’s shares on the regulated market of Euronext Paris.

8.2.10	Income taxes

Income tax increased by €6.6 million in the year ended December 31, 2021, from tax proceeds of €5.5 million in the year ended December 31, 2020, to a tax charge of €(1.2) million in the year ended December 31, 2021. This change is the result of the increase in current taxes of €7.1 million from €(11.2) million for the year ended December 31, 2020, to €(18.3) million for the year ended December 31, 2021. Deferred taxes, meanwhile, increased by €0.4 million over the period, rising from €16.7 million for the year ended December 31, 2020, to €17.1 million for the year ended December 31, 2021.

Income tax represented tax proceeds of €5.5 million for the year ended December 31, 2020, compared to tax proceeds of €5.6 million for the year ended December 31, 2019. This change is related to a decrease in deferred taxes of €4.1 million in the year ended December 31, 2020, from €20.8 million in the year ended December 31, 2019, to €16.7 million in the year ended December 31, 2020, offset by the decrease in current taxes of €4.0 million in the year ended December 31, 2020, from €(15.2) million in the year ended December 31, 2019, to €(11.2) million in the year ended December 31, 2020.

8.2.11	Net income (loss)

As a result of the changes described in the sections above, the Group’s net income (loss) decreased by €9.5 million in the year ended December 31, 2021, from a net income (loss) of €(6.3) million in the year ended December 31, 2020, to a net income (loss) of €(15.8) million in the year ended December 31, 2021, and decreased by €8.8 million for the year ended December 31, 2020, from a net income (loss) of €2.5 million for the year ended December 31, 2019, to a net income (loss) of €(6.3) million for the year ended December 31, 2020.

8.2.12	Alternative performance indicators related to results

The table below shows the reconciliation of EBITDA and Core EBITDA with the Group’s operating income (loss) as previously discussed:

(€ million)	Year ended December 31,
	2021	2020	2019
Operating income (loss)	(12.8)	(10.8)	(0.5)
Depreciation and amortization(1)	76.0	72.2	58.6
EBITDA	63.2	61.3	58.1
Restructuring costs and similar items excluding depreciation and amortization(2)	3.3	2.1	1.2
Allocations net of reversals of unutilized provisions for environmental risks(3)	3.1	3.8	12.4
Other(4)	2.6	0.0	0.0
Core EBITDA	72.2	67.2	71.7

(1)

This restatement corresponds to the item entitled “Depreciation, amortization and impairment of property, plant and equipment, intangible assets and right-of-use assets” in the cash flow statement of the financial statements. This item also includes amortization and impairment relating to “restructuring costs and similar items”.

(2)	This restatement corresponds to restructuring costs and similar items (excluding depreciation and amortization) as disclosed in Note D.25.2 of the Group financial statements.
(3)	See Notes D.10 and D.25.2 of the financial statements
(4)

Includes other items not representative of the Group’s current operating performance and, more specifically for financial year 2021, a labor dispute in Italy for €0.9 million as well as a €1.7 million provision recognized for a commercial lease. See Note D.25.2 of the financial statements.

EBITDA was €63.2 million, €61.3 million and €58.1 million for the years ended December 31, 2021, 2020 and 2019.

Core EBITDA increased in the year ended December 31, 2021, from €67.2 million in the year ended December 31, 2020, to €72.2 million in the year ended December 31, 2021.

For the year ended December 31, 2020, Core EBITDA decreased by €4.4 million, compared with €71.7 million for the year ended December 31, 2019, to €67.2 million for the year ended December 31, 2020.

8.2.13	Restated alternative performance indicators relating to results

The restated alternative performance indicators derived from the income statement (Revenue, Gross Profit, EBITDA, Core EBITDA) are summarized in the table below. As a reminder, the reconciliation of these restated indicators with the Group’s main indicators is presented in Section 8.1.4(b) “Restated performance indicators taking into account EUROAPI’s new business model resulting from the Prior Reorganization Transactions” of the Prospectus.

€ million	Year ended December 31,
	2021	2020	2019	Change 2020-2021			Change 2019-2020
Restated revenue	902.2	954.9	891.6	(52.7)	(5.5)%		63.3	7.1%
Restated gross profit	153.3	149.8	122.4	3.2	2.1%		27.4	22.4%
As a % of restated revenue	17.0%	15.7%	13.7%	N/A	1.3	pt	N/A	2.0	pts.
Restated EBITDA	102.8	101.8	75.1	1.0	1.0%		26.7	35.6%
As a % of restated revenue	11.4%	10.7%	8.4%	N/A	0.7	pt	N/A	2.3	pts.
Restated Core EBITDA	110.6	107.7	79.9	2.9	2.7%		27.8	34.8%
As a % of restated revenue	12.3%	11.3%	9.0%	N/A	1.0	pt	N/A	2.3	pts.

9.	LIQUIDITY AND CAPITAL RESOURCES

9.1	Overview

The Group’s main financing requirements include its working capital requirements and capital expenditure (see Section 6.8 “Investments” of the Prospectus).

At December 31, 2021, and during the years ended December 31, 2021, 2020 and 2019, the Group’s main sources of cash were as follows:

•

Net cash provided by (used in) operating activities which amounted to €71.5 million for the year ended December 31, 2021, €96.8 million and €34.9 million for the 2020 and 2019 financial years, respectively (see Section 9.2.1 “Net cash provided by (used in) operating activities” of the Prospectus).

•

EUROAPI activities were mainly financed by Sanofi for financial years 2021, 2020 and 2019 (see Note A.3.3 of the financial statements). As part of this financing, EUROAPI benefited from the financing terms applicable within the Sanofi group.

In connection with the Company’s initial listing, the Group has set up an autonomous financing structure. To this effect, the Group has set up a €451 million revolving credit facility (the “RCF Loan Agreement”) (see Section 9.2.2(a) “RCF loan agreement” of the Prospectus). The RCF Loan Agreement may be drawn down as from the initial listing of the Company’s shares on the regulated market of Euronext Paris.

As was the case for the years ended December 31, 2021, 2020 and 2019, the Group considers that for financial year 2022, its financing needs will mainly include its current operating requirements and its capital expenditure.

The following information on the Group’s cash flow should be read jointly with the Group’s consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 presented in Section 19.1 “Historical financial information” of the Prospectus, which is the subject of the audit report from the statutory auditor provided in Section 19.3 “Audit of historical annual financial information” of the Prospectus.

9.2	Financial resources and liabilities

9.2.1	Net cash provided by (used in) operating activities

Net cash provided by (used in) operating activities amounted, respectively, to €71.5 million, €96.8 million and €34.9 million for the years ended December 31, 2021, 2020 and 2019. A detailed analysis of net cash provided by (used in) operating activities for the years ended December 31, 2019, 2020 and 2021 is presented in Section 9.5.1 “Net cash provided by (used in) operating activities” of the Prospectus.

The Group’s ability to generate cash from its operating activities in the future will depend on its future operating performance, which in turn will depend to some extent on economic, financial, competitive, market, regulatory and other factors, many of which are beyond the Group’s control.

9.2.2	Financial liabilities

The short-term debt and other financial liabilities toward Sanofi amounted, respectively, to €1.4 million, €55.8 million and €44.2 million for the years ended December 31, 2021, 2020 and 2019. The decrease between December 31, 2020, and December 31, 2021, was due to the repayment of the Francopia debt to Sanofi.

Lease liabilities amounted to €22.7 million, €17.5 million and €20.0 million at December 31, 2021, 2020 and 2019, respectively. The Group’s lease liabilities are detailed in Note D.9 of the Notes to the Group’s financial statements for the years ended December 31, 2021, 2020 and 2019.

On February 22, 2022, the Group entered into a €451 million RCF Loan Agreement with a banking syndicate composed of BNP Paribas, Bank of America, JP Morgan, Crédit Agricole, Société Générale, Deutsche Bank and Natixis (the “Lenders”) which expires on February 26, 2027.

(a)	RCF Loan Agreement

The purpose of the RCF Loan Agreement is to finance the Group’s general cash needs and its acquisitions. It is governed by French law, and the Company will have the option to make drawdowns under this agreement as of the Company’s notification to the Lenders of the initial listing of the Company’s shares on the regulated market of Euronext Paris. As a general rule, drawdowns are not subject to prior authorization from the Lenders, but are subject only to the absence of an early repayment event and the accuracy of the usual repeated representations. Only drawdowns intended to finance large cap acquisitions are subject to the prior agreement of a two-thirds majority of the Lenders.

Interest and fees

Loans borrowed under the RCF Loan Agreement will bear interest at a EURIBOR-indexed variable rate, plus an applicable margin. In the event that the EURIBOR is below zero, this rate will be considered equal to zero. The applicable margin is initially set at 0.35% per annum, with an upward or downward adjustment mechanism (“ratchet”). The usual commissions such as a commitment fee and a utilization fee will also apply.

The applicable margin varies depending on the ratio of consolidated net debt to consolidated Core EBITDA as defined in the RCF Loan Agreement, but without taking into account the effects of IFRS 16. The applicable margin level is reviewed every six months and will be calculated for the first time on the basis of the financial statements at December 31, 2022. The margin varies within a range of 0.35% and 1.10% as a function of the gearing ratio defined above.

Covenants and restrictive clauses

The RCF Loan Agreement contains certain affirmative and negative commitments, subject to the usual exceptions for this type of financing, including:

•	the commitment not to divest, each year, more than 15% of consolidated assets (or, if this amount is greater, assets in an amount greater than €200 million);

•	the commitment not to make large-cap acquisitions funded in whole or in part by the RCF Loan Agreement without the prior approval of the lenders;

•	the commitment not to create certain security interests (pledges);

•	the commitment not to enter into any merger, spin-off or regrouping transaction that would result in the dissolution of the Company;

•	the commitment by the Company’s subsidiaries not to incur debt in an aggregate amount exceeding 20% of the Group’s consolidated debt; and

•	the commitment not to grant loans to third parties or enter into transactions involving derivatives of a speculative nature.

Finally, the Group will be required to maintain gearing (consolidated net debt/Core EBITDA, without taking into account the effects of IFRS 16), tested every six months and, for the first time, for the period ending December 31, 2022, less than or equal to 4.0x until maturity of the RCF Loan Agreement.

Voluntary early repayment

The RCF Loan Agreement authorizes voluntary early repayments with prior notice and for a minimum amount.

Mandatory early repayment

The RCF Loan Agreement provides for repayment and/or early cancellation, in the event of a change of control of the Company, at the demand of any Lender made at the end of a consultation period of at least 60 days. A change of control would occur in the event that (i) Sanofi ceases to hold, directly or indirectly, on a fully diluted basis, at least 15% of the capital and voting rights of the Company and ceases to hold, directly or indirectly, the right to appoint or dismiss a member of the Board of Directors of the Company, or (ii) any person (other than Sanofi) or group of persons acting in concert (other than a concert in which Sanofi would hold a majority share), would acquire more than 50% of the voting rights of the Company or (iii) all or a substantial portion of the Group’s assets would be sold to a non-Group member (in one or more transactions).

Early repayment event

The RCF Loan Agreement stipulates a certain number of early repayment events, which are usual for this type of financing, and include the usual cure periods, including payment default, non-compliance with the financial ratio, the statutory auditors’ refusal to certify the Group’s financial statements or the identification of significant reservations, the suspension or cessation of the Group activities, failure to meet any other undertaking or make any representation under the RCF Loan Agreement, cross-default and cross-early repayment events related to the Company or its principal subsidiaries, insolvency or the opening of bankruptcy proceedings against the Company or its principal subsidiaries, or the seizure of assets and certain judicial or regulatory judgments against the Company or its principal subsidiaries.

(b)	Sanofi Cash pool and other Sanofi current accounts

The Group historically benefited from the centralized cash management agreement in place within the Sanofi group. The centralized cash management policy entered into with Sanofi will end from the date of delivery and registration of the EUROAPI shares allocated under the Distribution in Kind, i.e., May 10, 2022.

Furthermore, the Group has set up an internal cash pool system between the Company and its subsidiaries to centralize liquidity inside the Group.

9.3	Contractual obligations and off-balance sheet commitments

The Group has contracted off-balance sheet commitments, including operating commitments as well as financing commitments with the entry into the RCF Loan Agreement.

At December 31, 2021, the net commitments given and related to the off-balance sheet items of EUROAPI operating activities amounted to €143.2 million, including €0.3 million of lease commitments (corresponding to future minimum payments due under the leases) and €142.9 million under the non-cancelable purchase commitments. The non-cancelable purchase commitments include firm orders for property, plant and equipment (€25.5 million), as well as purchasing commitments for goods and services contracted under material supply agreements net of the commitments received, which amounted to €117.4 million.

In particular, the Group is required, under the RCF Loan Agreement, to comply with certain commitments described in Section 3.4.3 “Liquidity risks” (see also Section 9.2.2(a) “RCF Loan Agreement” of this Prospectus).

The Group’s contractual obligations and off-balance sheet commitments, including the principal commitments resulting from the agreements signed with Sanofi as part of the Prior Reorganization Transactions of the Group, are presented and described in Note D.23 of the financial statements.

9.4	Presentation and analysis of the main categories of use of the Group’s cash

9.4.1	Financing of working capital requirements and of other current assets and liabilities

Inventories amounted to €569.5 million at December 31, 2021, €584.1 million at December 31, 2020, and €596.9 million at December 31, 2019, i.e., a decrease of €14.7 million in the year ended December 31, 2021, and a decrease of €12.7 million in the year ended December 31, 2020. The decrease in inventory levels over the period is primarily related to the program to reduce inventories initiated by the Group, as well as the drop in demand in 2021. Moreover, in the context of the Prior Reorganization Transactions, the Company purchased inventories for €25 million for the placement of the Reverse MSA covering the B12 salts and the Francopia activity.

Accounts receivable amounted to €238.9 million at December 31, 2021, €194.7 million at December 31, 2020, and €204.4 million at December 31, 2019, i.e., an increase of €44.3 million in the year ended December 31, 2021, and a decrease of €9.8 million in the year ended December 31, 2020. The increase in accounts receivable at December 31, 2021 primarily reflects the establishment of the Global Manufacturing and Supply Agreement with Sanofi.

Accounts payable amounted to €189.6 million at December 31, 2021, €131.1 million at December 31, 2020, and €120.4 million at December 31, 2019, i.e., an increase of €58.5 million in the year ended December 31, 2021, and an increase of €10.7 million in the year ended December 31, 2020. The increase in accounts payable at December 31, 2021 is primarily the result of the temporary payments shutdowns that were necessary for the installation of the new IT systems, commissioned on the various dates of the Prior Reorganization Transactions.

Working capital requirement mainly corresponds to the value of inventories plus accounts receivable and minus accounts payable. The Group’s working capital requirement amounted to €618.8 million, 647.7 million and €680.9 million for the years ended December 31, 2021, 2020 and 2019.

Other current assets amounted to €75.5 million at December 31, 2021, €51.3 million at December 31, 2020, and €39.9 million at December 31, 2019, i.e., an increase of €24.2 million in the year ended December 31, 2021, and an increase of €11.4 million in the year ended December 31, 2020. The increase observed at December 31, 2021 is related to a VAT credit not paid at December 31, generated by the establishment of the subcontracting flows with Sanofi on October 1, 2021, and the establishment of the indemnification of environmental liabilities granted by Sanofi on the non-operational sites, a portion of which is recognized in other current assets.

Other current liabilities amounted to €192.7 million at December 31, 2021, €176.3 million at December 31, 2020, and €145.7 million at December 31, 2019, i.e., an increase of €16.4 million in the year ended December 31, 2021, and an increase of €30.6 million in the year ended December 31, 2020. The increase in other liabilities primarily represents the increase in accounts payable for non-current assets.

9.4.2	Capital expenditures

Total capital expenditures for the year ended December 31, 2021 amounted to €88.6 million and €88.4 million and €81.8 million for the years ended December 31, 2020 and 2019, respectively (representing 9.9%, 9.4% and 8.9% of consolidated revenues, respectively, or 9.8%, 9.3% and 9.2% of restated revenues). The Group’s capital expenditures include (i) maintenance and compliance investments required to maintain the value of an asset and/or adapt to market demands or comply with current HSE regulations and (ii) performance and growth investments to increase the Group’s production capacities, particularly through purchases of property, plant and equipment and intangible assets. Securities acquisitions are not included in capital expenditures. They correspond to the item “Acquisitions of property, plant and equipment and intangible assets” in the statement of consolidated cash flow. For further information on capital expenditures, please refer to Section 6.8 “Investments” of the Prospectus.

The table below presents the amount of capital expenditures made over the last three financial years:

(€ million)	Year ended December 31,
	2021	2020	2019
Acquisitions of property, plant and equipment	(111.6)	(93.0)	(84.5)
Acquisitions of intangible assets	(23.9)	(2.6)	(1.4)
Change in debt for non-current assets	47.0	7.2	4.0
“CAPEX”	(88.6)	(88.4)	(81.8)

Acquisitions of property, plant and equipment rose in 2021 to support the Group’s growth strategy, rising from €93.0 million for the year 2020 to €111.6 million for financial year 2021. Acquisitions of intangible assets rose sharply in 2021 due to the installation of the IT tools necessary to establish the autonomous organization of the Group. Due to the investments made over the last quarter of 2021, debt for non-current assets increased significantly at December 31, 2021.

The table below shows the breakdown of acquisitions of property, plant and equipment over the past three financial years:

As a %	Year ended December 31,
	2021	2020	2019
Maintenance and compliance investments	70%	69%	64%
Performance and growth investments	30%	31%	36%

9.4.3	Interest payment and repayment of financial debts

In the absence of external financial debt, the financial expenses presented in the Group’s consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 are not representative of the financial terms that will apply to EUROAPI as from the implementation of the Group’s autonomous financing structure. As part of the Company’s initial listing, the Group will set up an autonomous financing structure. To this effect, the Group intends to set up a €451 million RCF Loan Agreement with a banking syndicate (see Section 9.2.2(a) “RCF Loan Agreement” of the Prospectus). The RCF Loan Agreement may be drawn down as from the initial listing of the Company’s shares on the regulated market of Euronext Paris.

9.5	The Group’s consolidated cash flow for the years ended December 31, 2021, 2020 and 2019

The table below presents the group’s cash flow for the years ended December 31, 2021, 2020 and 2019:

(€ million)	Year ended December 31,
	2021	2020	2019
Net cash provided by (used in) operating activities	71.5	96.8	34.9
Net cash provided by (used in) investing activities	(87.9)	(88.3)	(81.2)
Net cash provided by (used in) financing activities	26.5	(8.4)	46.2
Net change in cash and cash equivalents	10.3	0.1	(0.1)

Cash and cash equivalents totaled €10.3 million at December 31, 2021, with a balance of €0.1 million at December 31, 2020, and a zero balance at December 31, 2019, given the existence of a centralized cash agreement within the Sanofi group, which historically benefited the entities included in the EUROAPI scope. For more details, please refer to the financial statements.

9.5.1	Net cash provided by (used in) operating activities

The table below presents net cash provided by (used in) Group operating activities for the years ended December 31, 2021, 2020 and 2019:

(€ million)	Year ended December 31,
	2021	2020	2019
Net income (loss) attributable to equity holders	(15.8)	(6.3)	2.5
Depreciation, amortization and impairment of property, plant and equipment, intangible assets and right-of-use assets	76.0	72.2	58.6
(Gains)/losses on asset disposals	(0.0)	(0.0)	(0.4)
Net change in deferred taxes	(17.1)	(16.7)	(20.8)
Net change in non-current provisions and other non-current liabilities	(2.2)	(4.5)	10.2
Cost of employee benefits (stock options and other share-based payments)	1.8	1.6	1.4
Other profit or loss items with no cash effect	(0.1)	(0.4)	0.3
Operating cash flow before changes in working capital	42.6	45.9	51.8
(Increase)/decrease in inventories	14.0	6.2	1.2
(Increase)/decrease in accounts receivable	(131.0)	5.1	(30.3)
Increase/(decrease) in accounts payable	88.9	11.9	(1.1)
Net change in other current assets and other current liabilities	57.2	27.7	13.3
Net cash provided by (used in) operating activities	71.5	96.8	34.9

Net cash provided by (used in) operating activities amounted to €71.5 million for the year ended December 31, 2021, compared to €96.8 million for the year ended December 31, 2020, and to €34.9 million for the year ended December 31, 2019.

For the year ended December 31, 2021, net cash provided by (used in) operating activities decreased by €25.3 million. This decline is primarily related to a deterioration in items forming the working capital requirement, in connection with the finalization of the Prior Reorganization Transactions in 2021. In the context of the Prior Reorganization Transactions, all the “accounts receivable and related items” and “accounts payable and related items” were not contributed and, as a result, were settled on that date by the consideration for the contribution of the Sanofi parent company. The changes shown in the table above reflect the partial reconstitution of these elements of the working capital requirement for the receivables and payables of the activity at the end of this reorganization.

For the year ended December 31, 2020, net cash provided by (used in) operating activities increased by €61.9 million, despite a drop in operating cash flow before changes in working capital of €5.8 million. This increase primarily reflects an improvement in the items composing the working capital requirement in 2020 and a deterioration in 2019.

9.5.2	Net cash provided by (used in) investing activities

The table below presents net cash provided by (used in) investing activities for the years ended December 31, 2021, 2020 and 2019:

(€ million)	Year ended December 31,
	2021	2020	2019
Acquisitions of property, plant and equipment and intangible assets (Capital expenditures)	(88.6)	(88.4)	(81.8)
Proceeds from disposals of property, plant and equipment, intangible assets and other non- current assets, net of tax	0.7	0.1	0.7
Net cash provided by (used in) investing activities	(87.9)	(88.3)	(81.2)

Net cash provided by (used in) investing activities primarily corresponds to acquisitions of property, plant and equipment and intangible assets (or capital expenditures) (see Section 6.8 “Investments” and Section 9.4.2 “Capital expenditures” of the Prospectus). Net cash provided by (used in) investing activities amounted to €87.9 million for the financial year ended December 31, 2021, €88.3 million for the financial year ended December 31, 2020, and €81.2 million for the financial year ended December 31, 2019.

For further information on capital expenditure, please refer to Section 6.8 “Investments” and Section 9.4.2 “Capital expenditures” of the Prospectus.

9.5.3	Net cash flow from (used in) financing activities

The table below shows net cash provided by (used in) financing activities for the years ended December 31, 2021, 2020 and 2019:

(€ million)	Year ended December 31,
	2021	2020	2019
Dividends paid to Sanofi(1)	0.0	(4.7)	(6.2)
Repayment of lease liabilities	(2.5)	(2.6)	(2.6)
Net change in short-term debt	1.3	0.0	0.0
Contribution of the Sanofi parent entity	27.8	(1,2)	54.9
Other	0.0	0.1	0.0
Net cash provided by (used in) financing activities	26.5	(8.4)	46.2

(1)	Dividends paid by Francopia to Sanofi Chimie for the Société en participation (SEP — joint venture), which ceased to exist in December 2020.

Net cash provided by (used in) financing activities amounted to €26.5 million for the year ended December 31, 2021, €(8.4) million for the year ended December 31, 2020, and €46.2 million for the year ended December 31, 2019.

The decrease in the contribution of the Sanofi parent entity in 2020 compared to financial year 2019 is primarily due to the improvement in net cash provided by (used in) operating activities as described in Section 9.5.1 “Net cash provided by (used in) operating activities” of the Prospectus, partially offset by the increase in financing needs related to investing activities conducted over the same period. In the absence of external financing over the reported periods, Sanofi’s financings of EUROAPI’s activities are reflected on the line “Net contribution of Sanofi equity holders to the consolidated group” in the statements of cash flows of the Company’s consolidated financial statements.

The increase in 2021 in the contribution of the parent company Sanofi from financial year 2020 is primarily due to the deterioration in net cash provided by (used in) operating activities as described in Section 9.5.1 “Net cash provided by (used in) operating activities” of the Prospectus.

9.5.4	Core FCF conversion

Core Free Cash Flow conversion, or Core FCF conversion, is the Group’s key performance indicator to analyze its cash flows (see Section 8.1.4 “Main performance indicators” of the Prospectus). This performance indicator is regularly tracked by the Group to analyze and evaluate its businesses and their trends, measure their performance, prepare earnings forecasts and make strategic decisions.

Core FCF conversion corresponds to the ratio between, on the one hand, (i) cash flow generated by (used in) operating activities less the “acquisitions of property, plant and equipment and intangible assets”75 items, and restated for the “net change in other current assets and other current liabilities”, “current taxes”76 and cash inflows and outflows relating to Core EBITDA77 restatements, and on the other hand (ii) Core EBITDA.

Core FCF conversion, EBITDA and Core EBITDA are alternative performance indicators with respect to AMF position number 2015-12. Core FCF conversion, EBITDA and Core EBITDA are not standardized accounting aggregates that meet a generally accepted definition under IFRS. They should not be considered as a substitute for operating income (loss), net income (loss), net cash provided by (used in) operating activities, which are measures defined by IFRS, or a measure of liquidity. Other issuers may calculate Core FCF conversion, EBITDA and Core EBITDA differently with respect to the definition used by the Group.

[75]	Refer to the consolidated statements of cash flows in the financial statements.
[76]	See Note D.20 of the financial statements.
[77]	This concerns restructuring and similar costs, expenses relating to environmental provisions for historical periods.

(€ million unless otherwise indicated)	Year ended December 31,
	2021	2020	2019
Operating income/(loss) (EBIT)	(12.8)	(10.8)	(0.5)
Depreciation, amortization and impairment of property, plant and equipment, intangible assets and right-of-use assets(1)	76.0	72.2	58.6
EBITDA	63.2	61.3	58.1
Restructuring costs and similar items(1)	3.3	2.1	1.2
Net allocations of reversals of unutilized provisions for environmental risks(1)	3.1	3.8	12.4
Other(1)	2.6	0.0	0.0
Core EBITDA (A)	72.2	67.2	71.7
Net cash provided by (used in) operating activities	71.5	96.8	34.9
Net change in other current assets and other current liabilities	(57.2)	(27.7)	(13.3)
Current taxes	18.3	11.2	15.2
Financial expenses and income (recognized in the cash flow statement in operating activities)	2.0	0.9	2.6
Acquisitions of property, plant and equipment and intangible assets	(88.6)	(88.4)	(81.8)
Restructuring costs and similar items – inflows/outflows	3.5	6.4	2.3
Expenses relating to environmental provisions – inflows/outflows	11.2	7.6	5.9
Core FCF (B)	(39.3)	6.9	(34.3)
Core FCF conversion (B/A)	(54.5)%	10.2%	(47.8)%

(1)	Restatements presented in Section 8.1.4 “Main performance indicators” of the Prospectus.

For the year ended December 31, 2021, the Core FCF decreased by €46.2 million, from €6.9 million in 2020 to €(39.3) million for the year ended December 31, 2021.

The decrease comes mainly from the change in other current assets and other current liabilities as well as the decrease in net cash provided by (used in) operating activities. Core FCF conversion fell by 64.7 percentage points, from 10.2% to (54.5)%. As previously explained Section 9.5.1 “Net cash provided by (used in) operating activities” of the Prospectus, this decrease is due to the finalization of the Prior Reorganization Transactions in 2021, which negatively impacted net cash provided by (used in) operating activities.

For the year ended December 31, 2020, Core FCF increased by €41.2 million, up from €(34.3) million for the year ended December 31, 2019, to €6.9 million for the year ended December 31, 2020. The increase is primarily related to improvement in net cash provided by (used in) operating activities as presented in Section 9.5.1 “Net cash provided by (used in) operating activities” of the Prospectus.

Core FCF conversion improved by 58.1 percentage points, from (47.8)% to 10.2%. The increase stems from a decrease in Core EBITDA (see Section 8.2.12 “Alternative performance indicators relating to results” of the Prospectus) combined with an increase in Core FCF.

9.5.5	Restated Core FCF conversion

The table below provides a reconciliation between the alternative performance indicators as derived from the consolidated financial statements and these same indicators including impacts related to the implementation of the new business model:

€ million	Historical data 2021	Restatements made						Restated data 2021
		Sanofi Contracts	Secondary packaging	Target organizational structure	Scope adjustments	Other	Effects of the legal restructuring(1)
Core EBITDA (A)	72.2	45.5	(1.1)	(5.5)	(4.2)	3.7	0.0	110.6
Net cash provided by (used in) operating activities	71.5	67.2	(0.2)	(7.5)	(4.2)	14.3	56.5	197.8
Net change in other current assets and other current liabilities	(57.2)	(0.6)		2.7		(4.8)		(59.9)
Current taxes	18.3							18.3
Financial expenses and income (recognized in the cash flow statement in operating activities)	2.0							2.0
Acquisitions of property, plant and equipment and intangible assets	(88.6)							(88.6)
Restructuring costs and similar items – inflows/outflows	3.5							3.5
Expenses relating to environmental provisions – inflows/outflows	11.2					(7.2)		4.0
Other gains and losses, disputes	0.0					2.8		2.8
Core FCF (B)	(39.3)	66.6	(0.2)	(4.8)	(4.2)	5.1	56.5	79.8
Core FCF Conversion (B/A)	(54.5)%							72.1%

(1)

The restatements of net cash provided by (used in) operating activities for the legal restructuring is aimed at neutralizing the material additional flows directly related to the Prior Reorganization Transactions performed in financial year 2021. These flows come more specifically from the accounts receivable and accounts payable reflected in the opening balance sheets of the activities of the EUROAPI combination at January 1, 2021, but which were not contributed at the time of the effective contributions – for example, the receivables reflected on the balance sheets for the legal entity “intra” sales made between the activities of the EUROAPI combination and the Sanofi group for which legal flows did not exist before the Prior Reorganization Transactions. As a result, in the consolidated financial statements at December 31, 2021, of the EUROAPI Group, all the receivables and liabilities not contributed were settled in return for the net contribution of the Sanofi shareholders. The restatement is intended to reflect the business of the EUROAPI Group in its target structure.

The increase in the Core FCF ratio restated in 2021 is due primarily to delays in supplier payments induced by the Prior Reorganization Transactions, as well as the increase in liabilities for non-current assets due to investments made in the last quarter of 2021 (see Section 9.4.2. “Capital expenditures” of the Prospectus).

€ million	Historical data 2020	Restatements made					Restated data 2020
		Sanofi Contracts	Secondary packaging	Target organizational structure	Scope adjustments	Other
Core EBITDA (A)	67.2	63.4	(0.3)	(15.5)	(6.8)	(0.3)	107.7
Net cash provided by (used in) operating activities	96.8	46.8	(1.9)	(16.8)	(6.8)	(1.6)	116.5
Net change in other current assets and other current liabilities	(27.7)	0.4	0.0	1.2		1.6	(24.5)
Current taxes	11.2						11.2
Financial expenses and income (recognized in the cash flow statement in operating activities)	0.9						0.9
Acquisitions of property, plant and equipment and intangible assets	(88.4)						(88.4)
Restructuring costs and similar items – inflows/outflows	6.4						6.4
Expenses relating to environmental provisions – inflows/outflows	7.6					(3.1)	4.5
Other gains and losses, disputes	0.0						0.0
Core FCF (B)	6.9	47.3	(1.9)	(15.5)	(6.8)	(3.1)	26.7
Core FCF Conversion (B/A)	10.2%						24.8%

10.	REGULATORY ENVIRONMENT

10.1	Sector regulations

The pharmaceutical and biotechnology sectors for human and animal health are highly regulated. National and supranational health authorities have established a broad set of legal requirements, regulations and guidelines to regulate the clinical trials and quality standards necessary for the approval of new drugs and for their safety and efficiency optimization. In particular, these authorities regulate the quality system to be put in place, as well as the development, manufacture, control, distribution and marketing of the products.

In general, medicinal product manufacturers must ensure compliance with regulations and standards for products used in the composition of drugs, including the active pharmaceutical ingredients (APIs). Activities related to the manufacture, import, export and marketing of APIs are thus subject to rules and controls by the authorities with the ultimate purpose of ensuring drug quality.

Activities related to APIs are generally subject to good manufacturing practices (“GMP”) and good distribution practices (“GDP”). For example, an international GMP standard (ICH Q7 Good Manufacturing Practice (GMP) for the Manufacturing of APIs) has been developed by the International Council for Harmonization (ICH) of Technical Requirements for Pharmaceuticals for Human Use, a body created in 1990 and reformed in 2015. The ICH also develops guidelines concerning product quality and quality system requirements, based on a scientific consensus among representatives of pharmaceutical regulatory bodies and experts. These guidelines are then implemented by international and local authorities that recognize the ICH.

In addition, production sites must be registered with their local health authorities, such as, for example, the National Agency for the Safety of Medicines and Health Products (Agence Nationale de Sécurité du Médicament et des produits de santé–“ANSM”) in France, the Medicines and Healthcare Products Regulatory Agency (“MHRA”) in the United Kingdom, and the Italian Medicines Agency (Agenzia Italiana del Farmaco–“AIFA”) in Italy, as well as with the international health authorities of other countries in which the products are marketed, such as the Food and Drug Administration (“FDA”) in the United States or the Pharmaceutical and Medical Device Agency (“PMDA”) in Japan. The Group’s six production sites are registered with their local health authorities, as well as with the FDA and the PMDA, and are audited by these agencies. Finally, exports and imports of APIs worldwide are also subject to laws, regulations, guidance documents and standards issued by supranational, national or local authorities.

10.1.1	European Union

(a)	The placing of APIs on the market

In the European Union, the placing of APIs on the market is not subject to a marketing authorization, unlike medicinal products. However, according to Annex I of European Directive 2001/83/EC (for medicinal products for human use) and Annex I of European Directive 2001/82/EC (for medicinal products for veterinary use), the marketing authorization application for a medicinal product must contain information concerning the API(s) contained in that medicinal product. For the purposes of providing this information, the manufacturer of an API can choose one of three types of procedures:

•	establish a permanent file on the API (Active Substance Master File (“ASMF”)),

•	obtain a certificate of compliance with the European Pharmacopeia (“CEP”), or

•	provide the market authorization applicant/holder with the chemical documentation to allow the file in question to be completed.

The first two options are preferred by the Group for confidentiality reasons between the different parties (marketing authorization holder and API manufacturer) and ease of registration in the case of multiple customers.

Creation of a permanent file on the API (ASMF)

The ASMF contains information including a detailed description of the manufacturing process, quality control during manufacturing, and process validation. The ASMF is submitted to the competent health authorities by its holder – the manufacturer of the API – only in support of a market authorization application or a change in the market authorization package, which are themselves submitted by the manufacturer of a medicinal product containing the API. The API manufacturer’s submission of the ASMF must therefore be concurrent with the filing of the marketing authorization application by the medicinal product’s manufacturer with the competent authority. The ASMF consists of a so-called “closed” part containing information considered confidential by the manufacturer of the API, such as information relating to intellectual property or know-how, and accessible only to the competent authorities. Only the “open” part of the ASMF is accessible to marketing authorization applicants whose medicinal product contains the same API and must include the information needed by the product’s manufacturer. The marketing authorization applicant is fully responsible for the contents of its application file and must have all the information necessary to ensure the API’s suitability for the needs of its drug, as well as the quality and quality control of the API.

Obtaining of a certificate of suitability to the European Pharmacopeia (CEP)

The European Directorate for the Quality of Medicines & HealthCare (“EDQM”), an executive division of the Council of Europe, manages and updates the European Pharmacopeia, which is a collection of common standards defining, on the one hand, general quality requirements and, on the other hand, specific quality requirements for APIs, known as monographs. Monographs have been developed for a number of well-established ingredients, including organic or inorganic APIs and excipients obtained by a manufacturing process or by extraction. The manufacturer of an API that forms the subject of a monograph in the European Pharmacopeia can apply for a CEP, which is granted, where appropriate, after the review of a detailed application file and samples by the EDQM. The CEP (certificates of suitability to the European Pharmacopeia) guarantees the application of the relevant monographs and makes it possible to verify that the quality of the ingredient is suitable for use in drugs. In particular, it ensures that all impurities and potential contaminations associated with the manufacturing process, implemented in accordance with the relevant monograph, are fully controlled by the latter.

Provision of complete chemical documentation

The third option is for the manufacturer of the API to provide the marketing authorization applicant with the complete chemical documentation, which the marketing authorization applicant then incorporates directly into its marketing authorization file. In this case, information considered confidential by the manufacturer of the API, such as information relating to intellectual property or know-how, is made available to the holder of the marketing authorization. This situation applies in particular to the APIs manufactured by the Company as CDMO for the manufacturer of the drug who intends to fully manage the file on the APIs manufactured for it by the Company.

(b)	Good manufacturing and distribution practices

With regard to the GMP and GDP applicable in the European Union, these are defined by the European Medicines Agency (“EMA”) under the terms of the relevant European directives, then adopted or transposed into the national law of the Member States and implemented by the national competent authorities, such as the ANSM in France.

The European GMP is derived from the 2000 ICH Q7 guide. The objective of the GMP is to ensure an appropriate quality management system and to ensure that APIs meet the quality and purity requirements necessary for their use in the manufacture of medicines or vaccines. They cover all operations of reception of materials, production, packaging, repackaging, labeling, re-labeling, quality control, release, storage and distribution of APIs, as well as the associated controls.

Manufacturers of medicinal products for human or veterinary use, and therefore their suppliers of APIs, such as the Group, have the obligation to use only APIs that comply with the GMP, and in the case of medicinal products for human use, also with the GDP. In order to certify their compliance with the GMP, sites may be issued by the competent national authorities with a certificate of compliance. All processes for the manufacturing of APIs at the Group’s six sites are certified as GMP compliant.

Furthermore, sites engaged in the manufacture, import and distribution of APIs, such as the Group, are subject to specific obligations regulating their creation and their activities, including an authorization issued by the national competent authorities. Thus, in France, these activities carried out by the Company have required prior authorization issued by the Director of the ANSM. The ANSM has the power of inspection and injunction over these sites and may suspend or prohibit all or part of their activities in the event of non-compliance with applicable regulations.

In addition to regulatory inspections by health authorities, sites involved in the manufacture or distribution of APIs may be subject to contractual audits organized by customers (manufacturers of drugs containing the APIs), taking into account the obligations imposed on drug manufacturers as described above. This is the case for the Group’s sites, which are regularly audited by its customers.

10.1.2 United Kingdom

The regulations described above in relation to the European Union are also applicable in Northern Ireland (Ulster). However, following the United Kingdom’s exit from the European Union on January 1, 2021, the rest of the United Kingdom (England, Wales and Scotland) is subject to different regulations from those applicable within the European Union. Still, by way of derogation and until December 31, 2022, the MHRA will recognize market authorizations issued by the EMA under the centralized procedure.

The ICH Q7 good manufacturing practices are also applicable in the UK.

10.1.3 United States

In the United States, a manufacturer of a product deemed to be a “human drug product”, including an API, may file a Drug Master File (“DMF”) – also known as a “Type II DMF” – with the FDA when this covers only the API. This file contains confidential and detailed information about the facilities, processes or components used in the manufacture, control, processing, packaging and storage of APIs. The filing of a DMF is not mandatory and does not need to be formally approved by the FDA. It will be assessed only when a market authorization application file makes reference to it. As with European packages, this approach is preferred by the Group because it makes it possible to control the confidentiality of production operations with respect to the customer.

In line with the European practice, another approach is for the manufacturer of the API to provide the marketing authorization applicant with the chemical documentation that the latter will incorporate directly into its pharmaceutical file, for example the Investigational New Drug Application (IND), New Drug Application (NDA) or Abbreviated New Drug Application (ANDA) for generic drugs.

The FDA conducts inspections outside the United States on sites that manufacture pharmaceutical products or APIs for export to the United States. For example, the Group’s production sites in the European Union and the United Kingdom are subject to regular inspections by representatives of the FDA. In the event of any finding of potential non-compliance with the requirements applicable to APIs used in the United States, the FDA’s inspectors are likely to notify the site’s violation risks by issuing a “Form 483” notice requiring the site’s management to remedy the situation.

In the United States, the import of APIs is controlled and can be rejected by Customs and Border Protection, generally after consultation with the competent health authorities, such as the FDA.

10.1.4 Japan

In Japan, the PMDA invites manufacturers of APIs to submit a file called a Japanese Drug Master File (“JMF”). This is not a mandatory procedure, and the JMF is presented by the PMDA as neither a marketing authorization nor a patent. However, like the ASMF in the European Union and the DMF in the United States, the JMF consists of a “closed” and an “open” part and is intended to protect the know-how of the manufacturer of the API when information relating to that ingredient is used for the purposes of a drug marketing authorization application. The filing of a JMF by a foreign manufacturer of an API requires the designation of a responsible person, known as an “in-country caretaker”, living in Japan, who is responsible for relations with the PMDA. Within the Group, this role is provided by EUROAPI Japan, a subsidiary of the Company. Given the PMDA’s level of requirement with regard to the form and detail of JMF applications, the procedure can be lengthy and complex.

10.1.5 Other countries

Many other countries to which APIs manufactured by the Group are exported, such as China, Russia, Brazil and India, require the creation of files for products used in the composition of drugs. Their national authorities are likely to carry out inspections of sites producing APIs imported into their territory. For example, the Group’s production sites in the European Union and the United Kingdom receive regular visits from representatives of the health authorities of many countries to monitor how the APIs are produced.

However, some specific aspects of these countries’ GMP are quite similar to the GMP defined in ICH Q7, allowing some streamlining of the Group’s procedures.

10.1.6 Specific aspects related to animal health products

APIs for veterinary use are managed in a similar manner to APIs for human use. They may give rise to specific inspections by certain authorities.

10.1.7 Specific aspects related to opiates

The production, manufacture, transportation, import, export, possession, supply, sale, acquisition and use of certain APIs or drugs classified as narcotics or poisonous substances are subject to stricter regulations than other health products. These specific regulations apply in particular to the opiates manufactured by the Group. In France, the production and distribution of these products are therefore subject to authorization and require specific traceability and enhanced security conditions. In addition, the marketing of these products is subject to more or less severe restrictions depending on the country. In France, supplies of narcotics for drug manufacturers can be obtained only from Francopia, a Group company, unless an exception is made by ANSM. Mainly through Francopia, the Group markets opiates (which represented 55.5% of its sales of alkaloids for the year ended December 31, 2021) mainly in France, Japan and Canada, and excluding the United States.

Due to the serious risks of dependence that may be caused by the excessive or illegal use of opiates, which are classified as narcotics, complaints have been filed against certain manufacturers or distributors, particularly in the United States (see Section 3.5.1 “Risks related to product liability” of the Prospectus).

10.1.8 Problems related to mutagenic impurities and nitrosamines

Since July 2017, the guide “ICH guideline M7 on assessment and control of DNA reactive (mutagenic) impurities in pharmaceuticals to limit potential carcinogenic risk” is applicable to products marketed by the Group and requires the assessment of impurities in APIs in the event of any major changes to processes or to territorial scope. In this context, this guide requires manufacturers of APIs to assess impurities in relation to the mutagenicity risks inherent in each molecule. Depending on the classification of each molecule, scientific assessments, expert analyses or process developments must be implemented to evaluate the risk and ensure that the presence of mutagenic impurities remains below the acceptable daily limit. Although these requirements are not presently applicable retrospectively to products already on the market, the required expert analyses will be deployed progressively as each API is developed.

In 2018, the presence of nitrosamines was detected in a number of APIs and drugs used for the treatment of hypertension, triggering a crisis management situation in the pharmaceutical industry. Nitrosamines are classified as probable carcinogens for humans and are tolerated only at very low levels to avoid initiating a risk of cancer. The authorities identified several factors that could be responsible for the presence of nitrosamines, including the chemical process used to produce the API, cross-contamination and raw materials. Following this crisis, several national and supranational authorities, such as the EMA, the FDA and the European authorities responsible for medicinal products, asked all holders of a marketing authorization for chemical medicinal products to carry out, as a precautionary measure, an assessment of the risks linked to the presence of nitrosamines and to formulate a strategy for controlling those risks. Sanofi and the Group conducted a review of the entire portfolio of APIs transferred to the Group between 2018 and 2021. This review made it possible to show the absence of any risk for some of the APIs produced by the Group (in particular, the absence of N-nitrosodimethylamine and N-nitrosodiethylamine impurities for sartans, such as irbesartan and olmesartan medoxomil) or, for others, to implement action plans to remedy the presence of nitrosamines (systematic expert analysis, optimization of processes under development, submission of corresponding regulatory files to the competent authorities), in particular for rifampicin and rifapentine, for which a process optimization plan is currently being developed by the Group, with the aim of implementing an industrial process in 2022. It is likely that other regulatory texts will be published in the coming years.

10.2	Fraud and abuse

The Group is subject to various regulations on fraud and abuse. These regulations concern fraudulent acts, such as misappropriation of assets or corruption, non-compliant behavior in interactions with third parties, including government officials, customers and suppliers, and inappropriate marketing or promotion practices and conflicts of interest.

The Group is thus subject to anti-corruption regulations, such as the Sapin II Law in France, the Bribery Act of 2010 in the United Kingdom or the Foreign Corrupt Practices Act (“FCPA”) in the United States.

The Group is also subject to regulations specifically aimed at the health sector that regulate relations between healthcare companies and health professionals, particularly in relation to the management of conflicts of interest, the transparency of certain benefits granted, and the prohibition of benefits or gifts. In France, for example, as a manufacturer of APIs for human use, the Group is subject to the provisions of the French Public Health Code (Code de la santé publique) concerning benefits granted by healthcare companies (in particular, Articles L. 1453-1 to L. 1453-14 of the French Public Health Code (Code de la santé publique)) prohibiting the provision of benefits to health professionals and making any exceptions subject to authorization or declaration rules, as well as an obligation to make public the existence of any agreements or benefits granted to a wide range of health professionals.

10.3	Environmental regulations

A number of the Group’s activities involve the handling, manufacture, use or sale of substances that are or could be classified as toxic or dangerous substances within the meaning of regulations concerning the protection of the environment, health and safety, as is the case for other companies engaged in similar activities. Consequently, the Group’s production activities in particular are subject to various environmental regulations defined and implemented at the European, national or local level, such as the European regulation on the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), the Classification, Labeling and Packaging (CLP)/Globally Harmonized System (GHS), SEVESO regulations, IPPC/IED regulations, the Waste Framework Directive, the Emissions Trading Scheme Directive, the Water Framework Directive, the Energy Directive and national taxes on the use of fossil fuels, and various other provisions to combat global warming. Thus, the Group’s production sites are subject to various obligations under environmental regulations, such as the regulations relating to classified facilities for the protection of the environment (Installation Classée pour la Protection de l’Environnement (ICPEs)) in France concerning the handling, use, manufacture, reuse and destruction of substances and pollutants, the rehabilitation of old industrial sites or the regulations relating to waste.

These regulations impose, among other things, the requirement to obtain a permit to carry out certain activities, or to notify such activities to the competent authorities, and to comply with binding and evolving rules relating to the protection of the environment and to health and safety for the conduct of such activities. The authorities responsible for the environment, health or safety have the power to inspect sites and to impose administrative and/or criminal penalties in the event of non-compliance. For example, non-compliant aqueous waste from an industrial site may be subject to a formal notice (as may have been the case at the Saint-Aubin-lès-Elbeuf site) prior to the adoption, where appropriate, of administrative sanctions and criminal proceedings.

These regulations may also provide strengthened provisions, particularly with regard to safety, for facilities with a SEVESO rating due to the risks posed to human health and/or the environment by the substances and mixtures used and manufactured in these facilities. There are two categories of SEVESO facilities according to the total quantity of hazardous materials on site: “high-threshold” and “low-threshold”. The Group operates three “high-threshold” SEVESO facilities in Vertolaye, Frankfurt and Ujpest and two “low-threshold” SEVESO facilities in Saint-Aubin-lès-Elbeuf and Brindisi. In France, “high-threshold” SEVESO facilities, such as the one operating in Vertolaye, must therefore have technological risk prevention plans (“TRPPs”) to organize the cohabitation of the industrial sites at risk and the neighboring areas. The measures prescribed by the TRPP, namely, land measures (expropriations, land clearance rights), additional measures to reduce risk at source at industrial sites (process modification, unit relocation, etc.), work to reinforce existing neighboring housing in case of technological accidents, or restrictions on future planning, are covered by tripartite financing between the State, local authorities and the operators of the facilities causing the risk.

In addition, under the environmental regulations generally applicable in Europe and particularly in France, Germany and Italy, the operator or former operator of activities that have caused contamination of the operated land or surrounding land may retain responsibility for the existence of such contamination and its potential health or environmental consequences. This responsibility, which may last for decades (for example, 30 years from the declaration of cessation of operations of classified facilities in France), may require the operator or former operator, whether or not it is the owner of the operated land, to undertake, at its own expense, environmental investigations, monitoring measures and/or remediation measures. Moreover, the principle that the waste producer is responsible for the waste until it is finally disposed of may result in liability on the part of the waste producer due to the impact of such waste on land belonging to third parties, including waste generated in the past by activities that are no longer being carried out.

Finally, under the European regulations on chemical substances, in particular the REACH regulation, each substance manufactured and/or imported by each Group entity in quantities of more than one ton per year must be registered. This can generate significant costs, particularly in relation to the sharing of the necessary data. The assessment carried out by the European Chemicals Agency (ECHA) on the information submitted in the context of registrations may result in the identification of substances of very high concern, thus leading to the adoption of restrictions on use (Annex XVII of the REACH Regulation), or even to prohibitions on the placing on the market and/or use of these substances (Annex XIV of the REACH Regulation). Such restrictions and/or prohibitions could significantly impact the Group’s activities and must be carefully monitored and anticipated as early as possible to identify appropriate alternative substances.

10.4	Regulations on foreign investments in France

Certain foreign investments in French companies are subject to prior authorization from the Minister of the Economy when all or a portion of the target’s business activity is related to a strategic sector, such as energy, transport, public health, telecommunications, etc. As of the date of the Prospectus, the Group operated certain activities covered by the regulation on foreign investments in France, particularly for public health. Due to the operation of activities, the Company and the Group fall within the scope of the laws and regulations governing foreign investments in France set forth by Articles L. 151-3 and R. 151-2 et seq. of the French Monetary and Financial Code.

Under these provisions, the acquisition by a non-French citizen, a French citizen who does not reside in France, a non-French entity or a French entity controlled by such persons or entities of control, within the meaning of Article L. 233-3 of the French Commercial Code, or of all or a portion of a branch of activity of the Company or one of its French subsidiaries conducted activities enumerated by the aforementioned provisions, is subject to the prior authorization of the Minister of the Economy. Moreover, the acquisition by an investor that is not a citizen of a member State of the European Union, or of a State that is a party to the agreement on the European Economic Area (EEA), that results, directly or indirectly, in exceeding, alone or in concert, the threshold of 25% of the voting rights of the Company or of one of its French subsidiaries conducting these activities, is subject to this same procedure. Within the context of the COVID-19 pandemic, a decree lowered this threshold to 10% of the voting rights for French companies whose shares are listed for trading on a regulated market. This provision has been extended until December 31, 2022, by Decree 2021-1758 of December 22, 2021.

In the context of the prior authorization procedure, the Minister of the Economy is charged with verifying that the conditions of the planned transaction preserves the national interests; in this respect the Minister may attach one or more conditions to the authorization of such a transaction in order to ensure the continuity of the concerned activities, industrial capacities, research and development capacities or related expertise, or even, on the basis of a motivated decision, refuse such an authorization, particularly if national interests cannot be protected.

Any transaction executed in violation of these provisions is null and void; it is also subject to financial sanctions, the maximum amount of which is twice the amount of the illegal investment, and to the criminal sanctions set forth in Article 459 of the French Customs Code (Code des douanes).

11.	TRENDS

11.1	Business trends

A detailed description of the Group’s results for the year ended December 31, 2021 is provided in Chapter 8 “Operating and financial review” of the Prospectus.

In the current geopolitical context, the Group considers, as of the date of the Prospectus, that the armed conflict in Ukraine could have a non-material impact on its revenues, given its limited exposure to the markets of countries affected by the armed conflict and/or international sanctions in their current configurations. In addition, the Group has used hedging instruments to hedge almost all of its energy purchases in 2022 in order to smooth out prices over time. Furthermore, the Group, which sources one non-pharmaceutical raw material (ethyl acetate) from one supplier located in Ukraine, identified an alternative source of supply and is actively working to set up alternative sources of supply for methanol from Russia. Finally, the activities of the representative office established by the Group in Russia to market the products of its API Solutions business in Russia are currently being maintained. Although the Company will not experience difficulties in financing its representative office in Russia in the coming months, it is actively working to establish a sustainable financing solution for this representative office in compliance with the applicable sanctions.

As of the date of the Prospectus, with the exception of the information provided in section 19.7 “Significant change in the financial position” of the Prospectus, the Company is not aware of any material change in the financial performance of the Group between December 31, 2021 and the date of the Prospectus.

11.2	Medium-term outlook

The objectives and trends discussed below are based on data, assumptions and estimates, including economic outlook, considered reasonable by the Group as of the date of the Prospectus.

These trends and these objectives, which are derived from the Group’s strategic plans, are not provisional data or profit estimates of the Group. The figures, data, assumptions, estimates and objectives presented below may change or be changed unpredictably, depending on developments in the economic, financial, competitive, legal, regulatory, accounting or tax environment, among others, or depending on other factors of which the Group may not be aware as of the date of the Prospectus.

Moreover, the occurrence of certain risks described in Chapter 3 “Risk factors relating to the issuer” of the Prospectus may have a negative effect on the business, financial position, market situation, results or outlook of the Group and, as a result, call into question its ability to achieve the objectives presented below.

In addition, the achievement of these objectives assumes the success of the Group’s strategy described in Section 6.4 “Strategy and objectives” of the Prospectus and the implementation of this strategy.

As a result, the Group makes no commitment and gives no guarantee as to the achievement of the objectives described in this section.

Outlook for the Group’s activities and financial objectives.

The outlook for the Group’s activities and financial objectives presented below are based on the market trends and outlook described in Section 6.2.2 “Market dynamics” of the Prospectus and on the assumptions described in Section 12.1 “Assumptions” below.

In line with the Group’s strategy described in Section 6.4 “Strategy and objectives” of the Prospectus, the Group’s objectives are to:

•	reach an average annual growth rate in its revenue, on the basis of its restated revenue for financial year 2021, of between 6% and 7% for the 2021-2025 period;

•	generate approximately 35% of its revenue from its CDMO activities by 2025 due to greater-than-market growth in this segment through 2025; and

•

reduce the relative weight of Sanofi in the Group’s total revenue with the goal of reducing it to approximately 30% to 35% of its consolidated revenue by 2025, primarily through greater-than-market growth in sales to other customers.

In order to boost the Group’s cash, a program has been initiated in order to reduce inventories which will have the effect of lowering inventories to an equivalent of approximately five months of revenue in 2025, but will also have a negative effect on the short-term margin.

The Group is also aiming to achieve a Core EBITDA78 margin greater than 20% by 2025 (compared with a restated Core EBITDA margin of 12.3% in 2021), primarily driven by (a) a better absorption of the fixed cost structure of its production costs through increased volumes to customers other than Sanofi, (b) a positive product mix resulting from the increase (i) in its presence in the most differentiated and most complex APIs and (ii) the relative weight of CDMO activities in the Group’s total revenue and (c) the optimization of its sales costs with a reduction on the order of 2% per year by 2025.

The Group also intends to rely on past and future investments to support its strategy. Over the 2022-2025 period, the Group intends to invest around €510 million, of which approximately 50% is related to performance and growth investments,79 and around €230 million on the Group’s sites in France. The Group is also targeting a ratio of capital expenditures to revenue of around 10% in 2025. The Group’s investment policy in the coming years is discussed in Section 6.8.3 “Main future investments” of the Prospectus.

In line with the strategy to improve the Group’s cash generation described in Section 6.4.4 “Improve the Group’s cash generation” of the Prospectus, the Group is also aiming at a 50% to 53% Core FCF conversion ratio80 by 2025.

The Group also intends to maintain a net financial debt81/Core EBITDA ratio of less than or equal to a factor of three over the 2022-2025 period.

In accordance with the dividend policy presented in Section 19.5 “Dividend policy” of the Prospectus, the Company intends to prioritize, in the short and medium term, reinvestment of the cash flow generated by its activities in order to support its growth strategy. As a result, the Company does not expect to distribute dividends before 2025 for the year ending December 31, 2024.

Subject to potential acquisitions and/or strategic investments intended to support its growth strategy, the Company intends to adopt a progressive dividend policy in the longer term with the objective of a dividend pay-out rate within the range of the rates of its main European peers currently operating in the CDMO segment.

[78]	Corresponding to the ratio of Core EBITDA to revenue.
[79]	As a result, 50% in maintenance and compliance expenditures
[80]	As defined in Section 9.5.4 “Core FCF conversion” of the Prospectus.
[81]	Net financial debt corresponding to short and long-term financial debt (including lease liabilities) minus cash and cash equivalents and current financial assets.

12.	PROFIT FORECASTS OR ESTIMATES

Forecasts for the year ending December 31, 2022, presented below are based on data, assumptions and estimates that the Group considers to be reasonable as of the date of the Prospectus. These data and assumptions may change or be changed due to uncertainties linked to the economic, financial, accounting, competitive, regulatory and tax environment, or depending on other factors of which the Group may be unaware as of the date of the Prospectus. Moreover, the materialization of certain risks described in Chapter 3 “Risk factors relating to the issuer” of the Prospectus could have an effect on the activities, financial position, profits or outlook of the Group and, therefore, call into question these forecasts. In addition, the realization of the forecasts assumes the success of the Group’s strategy. Therefore, the Group makes no commitment and gives no guarantee as to the realization of the forecasts described in this section.

The forecasts presented below, and their underlying assumptions, have been established in accordance with the provisions of delegated regulation (UE) 2019/980 and the ESMA recommendations on forecasts.

12.1	Assumptions

The outlook for the year ending December 31, 2022, has been established on a basis comparable to the historical financial information and in accordance with the accounting methods applied in the Group’s consolidated financial statements for the year ended December 31, 2021.

This outlook is primarily based on the following assumptions for the year ending December 31, 2022:

1.

the implementation of EUROAPI’s new business model resulting from the Prior Reorganization Transactions as described in Section 7.1 “Description of the Prior Reorganization Transactions” and in Section 8.1.4(b) “Restated performance indicators taking into account the new EUROAPI business model resulting from the Prior Reorganization Transactions” of the Prospectus;

2.	the continued implementation of the Group’s strategy as described in Section 6.4 “Strategy and objectives” of the Prospectus with, in particular:

•	an acceleration in the growth of the revenue from its API Solutions business with customers other than Sanofi;

•	the acceleration of the development of CDMO activities, contributing to a positive product mix on the Group’s margins;

•	an increase in its presence in the most differentiated and most complex APIs by relying on all of the technological tools and expertise at the Group’s disposal;

•

a decrease in the proportion of revenue with Sanofi in relation to the portion of the 2021 restated revenue, which reflects the new business model over a full year (see Section 8.2 “Analysis of results for the years ended December 31, 2021, 2020 and 2019” of the Prospectus);

•	continued implementation of the plan to improve the Group’s industrial performance and the supply-saving plan described in Section 6.4.3 “Improve operating margin of the Group” of the Prospectus;

3.

In a context of high inflation, the ability of the Group to pass on a significant portion of price increases for raw materials and energy to customers, taking into account the ongoing negotiations with clients other than Sanofi;

4.

continuation of the program to reduce inventories initiated in 2021, which will have the long-term effect of lowering inventories to industry standards, but will have a negative effect on the short-term margin;

5.

a slight improvement in the sanitary situation related to the COVID-19 pandemic, which would result in a limited downturn in the demand for certain medicines intended for respiratory or bacterial diseases and a change in the market that is greater than the rate of growth observed during this period;[82]

6.	the absence of a significant change in the regulatory and tax environment existing as of the date of the Prospectus;

7.

the absence of any major change in the foreign exchange rates of the main countries outside the Eurozone in which the Group generates its revenue compared with those seen during the year ended December 31, 2021;

8.	an uneven breakdown of revenue between the first and second half of the year ending December 31, 2022, and within each period, with a preponderance of revenue generated in the second half.

12.2	Group forecasts for the year ending December 31, 2022

On the basis of the assumptions described above, the Group is targeting for the year ending December 31, 2022, that it will reach:

•	a consolidated revenue of approximately €1 billion, including 25% to 30% in CDMO activities, and a decreased dependence on Sanofi in terms of percentage of revenue;

•	a Core EBITDA margin equal to or greater than 14%.

The Group is also aiming at a ratio of capital expenditures83 to revenue of around 12% in 2022.

In accordance with the dividend policy described in Section 19.5 “Dividend policy” of the Prospectus, the Company does not plan to distribute dividends for the year ended December 31, 2021.

12.3	Report of one of the statutory auditors on the profit forecast (Core EBITDA margin) for the year ending December 31, 2022

[INTENTIONALLY OMITTED]

[82]	annual growth rate fell to 2% between 2019 and 2021 because of the COVID-19 pandemic (see Section 6.4 “Strategy and objectives” of the Prospectus).
[83]	As defined in Section 9.4.2 “Capital expenditures” of the Prospectus.

[INTENTIONALLY OMITTED]

13.	ADMINISTRATIVE, MANAGEMENT, SUPERVISORY AND EXECUTIVE MANAGEMENT BODIES

As of the date of the Prospectus, the Company is established as a French simplified joint-stock company (société par actions simplifiée). On March 30, 2022, the sole shareholder of the Company decided to transform the Company into a French public limited company (société anonyme) with a Board of Directors, subject to the approval of the Distribution in Kind by Sanofi’s combined annual shareholders’ meeting, to be held on May 3, 2022.

Moreover, the sole shareholder of the Company adopted new articles of association effective as of the date of admission of the Company’s shares to trading on the regulated market of Euronext Paris. A description of the principal provisions of the articles of association governing the Board of Directors, as well as a summary description of the principal provisions of the internal rules of the Board of Directors and the specialized committees of the Board which the Company intends to establish subject to the same condition precedent, are provided in Chapter 15 “Board practices” and in Chapter 20 “Additional information” of the Prospectus.

13.1	Information about the Board of Directors and the Executive Management

13.1.1	Board of Directors

The table below presents the planned composition of the Board of Directors as of the admission of the Company’s shares to trading on the regulated market of Euronext Paris, with the exception of Rodolfo Savitzky who is appointed with effect as of September 1, 2022, as well as the offices held by the members of the Company’s Board of Directors over the past five years:

	Personal information				Experience	Position on the Board		Membership in Board committees
	Age	Gender	Nationality	Number of shares	Number of offices in listed companies	Independence	Expiration of term of office

Viviane Monges, Chair of the Board of Directors(1)	58	F	French	N/A	4	✓	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025	ESG committee

Karl Rotthier, Chief Executive Officer(2)	54	M	Belgian	N/A	—	x	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025	—

Sanofi Aventis Participations, represented by Adeline Le Franc	49	F	French	94,026,888	—	x	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025	Audit committee

Elizabeth Bastoni	56	F	American	N/A	3	✓	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025	Nominations and compensation committee (Chair) Audit committee

Claire Giraut	66	F	French	N/A	1	✓	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025	Audit committee (Chair)

Cécile Dussart	57	F	French	N/A	—	✓	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025	ESG committee (Chair)

Emmanuel Blin	52	M	French	N/A	—	✓	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025	Nominations and compensation committee ESG committee

Corinne Le Goff	56	F	French, American	N/A	1	✓	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025	Audit committee

Bpifrance Investissement, represented by Benjamin Paternot	44	M	French, American	N/A	—	x	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025	Nominations and compensation committee

Jean-Christophe Dantonel	50	M	French	N/A	—	x	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025	—

Rodolfo J Savitzky	60	M	Swiss Mexican	N/A	—	✓	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025	—

(1)	As of the date of the Prospectus, Viviane Monges has been the Chair of the Company’s Supervisory Board since July 1, 2021.
(2)	As of the date of the Prospectus, Karl Rotthier has been the Chairman of the Company since March 31, 2021.

On March 30, 2022, the sole shareholder of the Company appointed:

•	Viviane Monges, Karl Rotthier and Sanofi Aventis Participations, represented by Adeline Le Franc, subject to the transformation of the Company into a French public limited company (société anonyme);

•

(i) Elizabeth Bastoni, Claire Giraut, Cécile Dussart, Emmanuel Blin, Corinne Le Goff, and (ii) pursuant to the provisions of the Investment Agreement (see Section 17.1 “Shareholders holding more than 5% of the capital on the date of the Prospectus” of the Prospectus), Bpifrance Investissement, represented by Benjamin Paternot, and Jean-Christophe Dantonel, as a member of the Board of Directors appointed upon a proposal by the Investor, subject to the condition precedent of the admission of the Company’s shares to trading on the regulated market of Euronext Paris; and

•	Rodolfo Savitzky, with effect as of September 1, 2022.

Pursuant to the provisions of Article L. 225-27-1 and Article L. 22-10-7 of the French Commercial Code, the articles of association of the Company provide for the appointment of two directors representing the employees on the Board of Directors (see Section 20.2 “Memorandum and articles of association” of the Prospectus). The directors will be named after the admission to trading of the Company’s shares on the regulated market of Euronext Paris.

Profile, experience and expertise of members of the Board of Directors

The profiles, experience and expertise of each of the directors are set out below.

Name: Viviane Monges

Age and nationality:	58, French

Term of office	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025

Shares held:	N/A

Membership on Board committees	ESG committee

Summary of the main areas of expertise and experience:	Viviane Monges has worked in several business sectors. She served as Chief Financial Officer for the Business Excellence division of Nestlé. She previously spent nearly 20 years directing the financial transactions of three pharmaceutical companies. She served as the Chief Financial Officer of the group Galderma S.A., a multinational company specializing in dermatology. She was Chief Financial Officer of the EMEA region and then world Chief Financial Officer for the OTC division at Novartis. At Wyeth Pharmaceuticals/Pfizer, she held the position of Chief Financial Officer of the Global Pharma Business unit. She also worked for Agence France-Presse (AFP) from 1990 to 1995.

Main activities outside the Company:	N/A

Current offices:

— Offices and positions in Group companies	N/A

— Offices and positions in companies outside the Group: (French listed companies, French unlisted companies, foreign listed companies, foreign unlisted companies)

UCB(1), member of the Board of Directors and audit committee

Novo Holdings, Member of the Board of Directors

DBV Technologies(1), member of the Board of Directors and Chair of the audit committee

ADC Therapeutics(1), member of the Board of Directors and the audit committee

Pharvaris(1), member of the Board of Directors and Chair of the audit committee

Offices that have expired in the past five years	Voluntis(1), member of the Board of Directors and Chair of the audit committee Idorsia Pharmaceutical(1), member of the Board of Directors, and the audit and compensation committees

(1)	Listed company.

Name: Karl Rotthier

Age and nationality:	54, Belgian

Term of office	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025

Shares held:	N/A

Membership on Board committees	N/A

Summary of the main areas of expertise and experience:	Karl Rotthier brings solid experience in the API and CDMO sectors. During his 29-year international career, particularly in the Netherlands, Germany, Austria, Belgium and Singapore, he successfully led several operational carve-outs and spin-offs. He served nine years at Centrient Pharmaceuticals (formerly DSM Anti-Infectives, also named DSM Sinochem Pharmaceuticals as of 2012), first as Chief Operating Officer for two years, then as Chief Executive Officer for six years. Prior to that, he was with DSM Pharmaceutical Products for six years, first as Director Business Projects – Excellerate Program, Business Unit Director Exclusive Synthesis, which was the CDMO unit of DSM, and then as Business Unit Director Europe (Americas, DSM Anti-Infectives).

Main activities outside the Company:	N/A

Current offices:

— Offices and positions in Group companies	N/A

— Offices and positions in companies outside the Group: (French listed companies, French unlisted companies, foreign listed companies, foreign unlisted companies)	N/A

Offices that have expired in the past five years	Centrient Pharmaceuticals, Chief Executive Officer from 2014 to 2020

Name: Sanofi Aventis Participations, represented by Adeline Le Franc

Age and nationality:	49, French

Term of office	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025

Shares held:	94,026,888

Membership on Board committees	Audit committee

Summary of the main areas of expertise and experience:	Before becoming Chief Financial Officer of the Consumer Health Business (CHC) within the Sanofi group, Adeline Le Franc held various positions within Sanofi in areas such as market studies, international pricing, R&D control, commercial control, strategic planning and financial management of industrial business. Through these experiences, Adeline Le Franc acquired in-depth expertise in the pharmaceutical industry: an understanding of the production chain and the regulatory context, knowledge of the market and the global competitive environment, strategic approaches and project management.

Main activities outside the Company:	N/A

Current offices:

— Offices and positions in Group companies	N/A

— Offices and positions in companies outside the Group: (French listed companies, French unlisted companies, foreign listed companies, foreign unlisted companies)	N/A

Offices that have expired in the past five years	N/A

Name: Elizabeth Bastoni

Age and nationality:	56, American

Term of office	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025

Shares held:	N/A

Membership on Board committees	Nominations and compensation committee (Chair) Audit committee

Summary of the main areas of expertise and experience:	Elizabeth Bastoni began her career in international taxation at KPMG in Europe. She then held executive positions with international groups such as The Coca-Cola Company, Carlson and Thalès. Due to her work in the consumer, hotel and technology sectors, Elizabeth Bastoni has expertise in governance and management and assists boards of directors and executives in establishing their business and social strategies.

Main activities outside the Company:	N/A

Current offices:

— Offices and positions in Group companies	N/A

— Offices and positions in companies outside the Group: (French listed companies, French unlisted companies, foreign listed companies, foreign unlisted companies)

LIMEADE, Inc.(1), Chairman of the Board of Directors and Chair of the nominations and compensation committee

Jerónimo Martins(1), independent member of the Board of Directors and member of the audit committee

BIC SA(1), independent member of the Board of Directors and Chair of the compensation committee and the nominations, governance and ESG committee

Offices that have expired in the past five years	N/A

(1)	Listed company.

Name: Claire Giraut

Age and nationality:	66, French

Term of office	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025

Shares held:	N/A

Membership on Board committees	Audit committee (Chair)

Summary of the main areas of expertise and experience:	Claire Giraut is an agronomy engineer and is a graduate of the Institut National Agronomique in Paris. She began her career by holding various positions, particularly in finance, within the Sanders group and then the Serete group. She then served as Chief Financial and Communication Officer of Coflexip Stena Offshore (listed company), then with the offshore branch of Technip after the acquisition of Coflexip. She then served as Executive Vice President and Chief Financial Officer at Ipsen, where she led the IPO, then served as Chief Financial Officer at Europcar. In her latest executive position, she was Chief Financial, Purchasing and IS Officer at BioMérieux (listed company). Claire Giraut has expertise in financial and accounting matters.

Main activities outside the Company:	Claire Giraut is a member of the Finance Commission of the Institut Curie.

Current offices:

— Offices and positions in Group companies	N/A

— Offices and positions in companies outside the Group: (French listed companies, French unlisted companies, foreign listed companies, foreign unlisted companies)	Julius Baer Group Ltd(1), member of the Board of Directors and audit committee and Chair of the innovation and development committee Bank Julius Baer & Co. Ltd, member of the Board of Directors

Offices that have expired in the past five years	Member of the Board of Directors and Chair of the audit committee of DBV Technologies(1)

(1)	Listed company.

Name: Cécile Dussart

Age and nationality:	57, French

Term of office	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025

Shares held:	N/A

Membership on Board committees	ESG committee (Chair)

Summary of the main areas of expertise and experience:	Ms. Cécile Dussart has been Vice President and Global Operations Director of Galderma since 2013. She develops and deploys the strategic roadmap for operations, focused on Galderma’s transformation program, including maintaining the quality and safety culture. She joined Galderma in 2005 as Human Resources Director of the Operations Division, before taking over the management of the Alby-sur-Chéran plant in France in 2008. Prior to joining Galderma, Ms. Dussart worked at Roche for more than eight years, where she held the positions of Global Brand Manager and Human Resources Manager. She started her career as a Brand Manager at Sanofi in 1990. She studied pharmacy at the University of Paris XI and holds a Master in Pharmaceutical Marketing from ESCP Europe. She also studied at IMD Business School in Switzerland and at INSEAD in France.

Main activities outside the Company:	N/A

Current offices:

— Offices and positions in Group companies	N/A

— Offices and positions in companies outside the Group: (French listed companies, French unlisted companies, foreign listed companies, foreign unlisted companies)	N/A

Offices that have expired in the past five years	N/A

Name: Emmanuel Blin

Age and nationality:	52, French

Term of office	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025

Shares held:	N/A

Membership on Board committees	Nominations and compensation committee ESG committee

Summary of the main areas of expertise and experience:

Emmanuel Blin is the founder and Chairman-Chief Executive Officer of Tech Care for All (TC4A), a social impact company with the goal of accelerating digital health in Africa and Asia as a key factor in improving health results in underserved communities. His vision is to establish a link between innovation in digital health in the United States, Asia, Europe and Africa and the many health needs that are not met in Africa and Asia. His current commitment to world health makes him particularly sensitive to ESG imperatives.

Mr. Blin formed Tech Care for All (TC4A) in 2017 after 20 years spent in the pharmaceutical industry. He is a former member of the executive committee of Bristol-Myers Squibb, where he was director of strategy and co-director of marketing, after conducting a series of missions at the head of national and regional operations in Europe, Asia and on the American continent. He brings extensive experience in the pharmaceutical industry, in sales, public affairs and strategy.

Mr. Blin is president of Aignostics, a Berlin company specializing in artificial intelligence in oncology, where he has discovered new frontiers in pharmaceutical R&D.

He is a graduate of ESSEC in Paris and completed the general management program at INSEAD-CEDEP. He lives in Brussels, Belgium with his wife and four children.

Main activities outside the Company:	Founder and Chairman-Chief Executive Officer of Tech Care for All (TC4A)

Current offices:

— Offices and positions in Group companies	N/A

— Offices and positions in companies outside the Group: (French listed companies, French unlisted companies, foreign listed companies, foreign unlisted companies)	UBEES Inc., member of the Board of Directors Aignostics GmbH, Chair and member of the Board of Directors

Offices that have expired in the past five years	Noona Healthcare, Chair and member of the Board of Directors

Name: Corinne Le Goff

Age and nationality:	56, French, American

Term of office	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025

Shares held:	N/A

Membership on Board committees	Audit committee

Summary of the main areas of expertise and experience:	Corinne Le Goff holds a PhD in Pharmacy from the University of Paris V and an MBA from the Sorbonne University, complemented by an MBA from INSEAD, and training from Northwestern University and the Hong Kong University of Science and Technology. Corinne Le Goff started her career as a product manager at Aventis, before joining Pfizer in the United States as Marketing Director for endocrine care. From March 2007 to June 2008, she served as Vice President of US Empowered Regions. She then held various management positions at Merck and Roche. In 2019, she was promoted to lead Amgen’s U.S. subsidiary as Senior Vice President of the US Business Organization. As of January 2021, she will be Global Sales Director of the biotechnology company Moderna. Corinne Le Goff has experience in strategic portfolio management and corporate governance.

Main activities outside the Company:	Longboard Pharmaceuticals, member of the Board of Directors

Current offices:

— Offices and positions in Group companies	N/A

— Offices and positions in companies outside the Group: (French listed companies, French unlisted companies, foreign listed companies, foreign unlisted companies)	Longboard Pharmaceuticals(1), member of the Board of Directors, of the audit committee and nominations and compensation committee

Offices that have expired in the past five years	Independent board member at the Compagnie Française de l’Afrique Occidentale (CFAO)

(1)	Listed company.

Name: Bpifrance Investissement, represented by Benjamin Paternot

Age and nationality:	44, French, American

Term of office	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025

Shares held:	N/A

Membership on Board committees	Nominations and compensation committee

Summary of the main areas of expertise and experience:

Benjamin Paternot has been Executive Director in charge of Bpifrance’s fund of funds activity since May 1, 2016. He has over 20 years of experience in private equity.

Benjamin Paternot graduated from the University of Paris Dauphine with a Master’s degree in Management Sciences and a post-graduate degree in Business Law. He began his career in the private equity team of SJ Berwin (King & Wood Mallesons). In particular, he has been involved in the structuring of private equity funds, primary and secondary investments in France and abroad, as well as the acquisition/restructuring of management companies in particular situations.

He joined CDC Entreprises in 2006 as Investment Director before being appointed Director of the Technology and International Funds division in 2012. Within the fund of funds team, he has made investments in innovation capital funds (seed, VC and growth) and private equity funds (expansion capital/transfer/mezzanine).

He piloted the creation of Bpifrance retail funds for individuals in 2020 and 2022.

Main activities outside the Company:	Executive Director in charge of the fund of funds activity of Bpifrance.

Current offices:

— Offices and positions in Group companies	N/A

— Offices and positions in companies outside the Group: (French listed companies, French unlisted companies, foreign listed companies, foreign unlisted companies)

Inserm Transfert Initiative, as a permanent representative of Bpifrance, member of the Supervisory Board

Cita Investissement, as a permanent representative of Bpifrance, member of the Board of Directors

CapAgro, member of the Supervisory Board

Bpifrance International Capital, member of the Board of Directors

Offices that have expired in the past five years	IT-Translation, member of the Supervisory Board (office expired in June 2021)

Name: Jean-Christophe Dantonel

Age and nationality:	50, French

Term of office	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025

Shares held:	N/A

Membership on Board committees	N/A

Summary of the main areas of expertise and experience:

Jean-Christophe Dantonel is Director of the Health and Biotechnology program at the General Secretariat for Investment.

Trained at the Ecole Normale Supérieure de Lyon, Jean-Christophe Dantonel obtained his doctorate summa cum laude at the University of Strasbourg in 1999. He joined the Institut National de la Santé et de la Recherche Médicale (Inserm) in 2001, to pursue a scientific career devoted to cancer proliferation. His work has been published in several prestigious scientific journals such as Nature or Molecular Cell.

After a Master of Business Administration at the Institut d’études politiques de Paris, he joined, in 2007, the cabinet of the Minister in charge of Higher Education and Research as Advisor for life sciences and biotechnologies.

In 2010, he joined the founding team of the General Secretariat for Investment to implement the Health axis of the Future Investment Program. In 12 years, more than 400 projects in the health and biology sector have been selected and funded for more than €4 billion. During the Covid crisis, he was assigned by the Prime Minister to lead the negotiations for pre-orders of Covid vaccines.

Main activities outside the Company:	Director of the Health and Biotechnology program at the General Secretariat for Investment.

Current offices:

— Offices and positions in Group companies	N/A

— Offices and positions in companies outside the Group: (French listed companies, French unlisted companies, foreign listed companies, foreign unlisted companies)	N/A

Offices that have expired in the past five years	N/A

Name: Rodolfo J Savitzky

Age and nationality:	60, Swiss, Mexican

Term of office	Shareholders’ meeting called to approve the financial statements for the year ending December 31, 2025

Shares held:	N/A

Membership on Board committees	N/A

Summary of the main areas of expertise and experience:	Rodolfo Savitzky holds a Bachelor’s degree in Industrial and Systems Engineering from the Monterrey Institute of Technology (ITESM) in Mexico, as well as advanced degrees in Economics and Finance from the Autonomous Institute of Technology of Mexico (ITAM), complemented by an MBA from the University of Chicago (Booth School of Business) in the United States. He was transferred to the international headquarters in Switzerland and took on regional functions (Finance Director for the Beverage Division in Europe, then for the Beauty Division in Latin America). In 2002, he joined the Pharmaceutical Division of Novartis, first as Head of Finance for the Ophthalmic Division, then as Head of the Strategic Planning and Analysis Group. He was subsequently appointed CFO of the Animal Health

Division. In 2015, Rodolfo left Novartis and joined Lonza, where he became CFO and member of the Executive Board in 2016. At the end of 2021, he left Lonza and joined SoftwareONE as CFO and member of the Executive Board.

Main activities outside the Company:	Member of the Unilabs Board of Directors from June 2021 to March 2022, following the closing of the sale of Unilabs to A.P. Moeller.

Current offices:

— Offices and positions in Group companies	N/A

— Offices and positions in companies outside the Group: (French listed companies, French unlisted companies, foreign listed companies, foreign unlisted companies)	N/A

Offices that have expired in the past five years	Unilabs, Member of the Board of Directors and Chairman of the Audit Committee

Nationality of the members of the Board of Directors

Five members of the Board of Directors are foreign nationals.

Independent directors of the Board of Directors

Under the independence criteria defined by the AFEP-MEDEF Code, which the Company intends to use as its corporate governance framework as of the admission to trading of its shares on the regulated market of Euronext Paris, the Board of Directors considered that seven members of the Board of Directors, i.e., Viviane Monges (Chair of the Board), Elizabeth Bastoni, Claire Giraut, Cécile Dussart, Emmanuel Blin, Corinne Le Goff and Rodolfo Savitzky (appointed with effect as of September 1, 2022) are independent members on the Board of Directors.

The following is an analysis by the Company of the independence of each director elected by the sole shareholder of the Company under the criteria set out in the AFEP-MEDEP Code.

Criteria (1)	Viviane Monges	Karl Rotthier	Adeline Le Franc (Sanofi Aventis Participations)	Elizabeth Batsoni	Claire Giraut	Cécile Dussart	Emmanuel Blin	Corinne Le Goff	Benjamin Paternot (Bpifrance Investissemnt	Jean- Christhophe Dantonel	Rodolfo Savitzky

Criterion 1: Corporate officer during the previous five years	✓	x	x	✓	✓	✓	✓	✓	✓	✓	✓

Criterion 2: Cross directorships	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Criterion 3: Significant business relations	✓	✓	x	✓	✓	✓	✓	✓	✓	✓	✓

Criterion 4: Family connection	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Criterion 5: Statutory auditor	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Criterion 6: Term of office greater than 12 years	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Criterion 7: Status of non-executive corporate officer	✓	x	✓	✓	✓	✓	✓	✓	✓	✓	✓

Criterion 8: Major shareholder status	✓	✓	x	✓	✓	✓	✓	✓	x	x	✓

(1)	In this table, ✓ indicates that an independence criterion is met and x indicates that an independence criterion has not been met.

Gender parity

As of the admission of the Company’s shares to trading on the regulated market of Euronext Paris, the Board of Directors will be composed of six women, i.e., 60% of the Directors (and 54% as of September 1, 2022, effective date of the appointment of Rodolfo Savitzky). The composition of the Board of Directors will thus conform to the combined provisions of Articles L. 225-18-1 and L. 22-10-3 of the French Commercial Code (Code de commerce) providing for a balanced representation of women and men on the Board of Directors of companies whose shares are admitted to trading on a regulated market.

13.1.2	Executive management

In accordance with the terms of Article 16 of the Company’s articles of association adopted by the sole shareholder of the Company on March 30, 2022, subject to the condition precedent of the admission of the Company’s shares to trading on the regulated market of Euronext Paris, the Board of Directors will have the option to separate the offices of Chair of the Board and Chief Executive Officer of the Company.

In the context of the transformation of the Company into a French public limited company (société anonyme) with a Board of Directors, decided by the sole shareholder of the Company on March 30, 2022, subject to the approval of the Distribution in Kind by Sanofi’s combined annual shareholders’ meeting, to be held on May 3, 2022, it is planned to separate the offices of Chair of the Board of Directors and Chief Executive Officer; Viviane Monges, who is currently Chair of the Supervisory Board of the Company in its current form as a simplified joint-stock company (société par actions simplifiée), will become Chair of the Board of Directors, and that Karl Rotthier, who is currently Chair of the Company in its form as a simplified joint-stock company, will be named Chief Executive Officer of the Company.

At this time, it is not intended to appoint a Vice Chair of the Board of Directors.

Statements concerning the members of the Board of Directors and the executive corporate officers

Furthermore, to the knowledge of the Company, over the past five years: (i) no director or executive corporate officer of the Company has been convicted for fraud; (ii) no director or executive corporate officer has been associated with a bankruptcy, protection, liquidation or receivership; (iii) no charge and/or official public sanction has been brought against a director or executive corporate officer of the Company by a court or regulatory authority (including recognized professional bodies); and (iv) no director or executive corporate officer of the Company has been stripped by a court of the right to serve as a member of an administrative, management or supervisory body of an issuer or to manage or conduct business for an issuer of securities.

13.2	Conflicts of interest at the level of the administrative, management and executive management bodies

To the best of the Company’s knowledge, subject to the relationships set out in Chapter 18 “Related-party transactions” of the Prospectus, there are no potential conflicts of interest between the duties of the members of the Board of Directors or executive corporate officers of the Company and their private interests as of the date of the Prospectus.

As of the date of the Prospectus and to the best of the Company’s knowledge, there are no restrictions accepted by the members of the Board of Directors concerning the sale of their equity interest in the Company’s share capital, with the exception of the rules relating to the prevention of insider trading and the recommendations of the AFEP-MEDEP Code that impose an obligation to retain shares. As an exception, the Chief Executive Officer intends to purchase from Sanofi a number of shares of the Company for an amount of €360,000, at a share price equal to the average of the daily volume-weighted average prices of the Company’s shares over a period of 20 days from the time the Company’s shares are admitted to trading on the regulated market of Euronext Paris, i.e., May 6, 2022. These shares will be subject to a lock-up undertaking. A grant of performance shares of the Company with a face value of up to seven times the amount invested is being considered. The performance shares will be fully vested only at the end of a three-year period, and will be subject to performance conditions (see Section 14.1.2 “Remuneration of the corporate officers”). They will be transferable only at the end of a one-year lock-up period following vesting.

The Company and its subsidiaries have executed with Sanofi and its subsidiaries certain agreements related to the manufacture, supply, distribution and development of certain APIs, intermediates and other substances, the provision of services, as well as licensing agreements (see Section 18.3 “Agreements entered into with the Sanofi group and the Group as part of the Prior Reorganization Transactions for the future conduct of business” of the Prospectus).

It should be noted that Sanofi, through its subsidiary Sanofi Aventis Participations, will have only one representative out of a total of ten members of the Board of Directors of the Company as of the admission of the Company’s shares to trading on the regulated market of Euronext Paris, that the Company intends to appoint six independent directors meeting the AFEP-MEDEF Code’s independence criteria as of the admission of the Company’s shares to trading on the regulated market of Euronext Paris, and that the two companies (Sanofi and EUROAPI) do not share any corporate officer (Chief Executive Officer and/or Deputy Chief Executive Officer).

14.	REMUNERATION AND BENEFITS

As of the date of the Prospectus, the Company is a French simplified joint-stock company (société par actions simplifiée), Karl Rotthier is the Chairman of the Company and an ad hoc Supervisory Board has been established. Viviane Monges is its Chair. On March 30, 2022, the sole shareholder of the Company decided to transform the Company into a French public limited company (société anonyme) with a Board of Directors, subject to the approval of the Distribution in Kind by Sanofi’s combined annual shareholders’ meeting, to be held on May 3, 2022.

Following the transformation of the Company into a French public limited company (société anonyme) with a Board of Directors, Viviane Monges shall be appointed as Chair of the Board and Karl Rotthier shall be appointed Chief Executive Officer of the Company.

The specific remuneration policy of the corporate officers has been established taking into consideration the principles defined in the AFEP/MEDEF Corporate Governance Code. Exceptions to the application of the recommendations of this code are indicated in the “Summary table on the implementation of the AFEP/MEDEF Code”, if any (see Section 15.4 “Declaration of compliance with the corporate governance system in force” of the Prospectus).

14.1	Remuneration of the corporate officers

14.1.1	Remuneration of the members of the Board of Directors

The members of the Board of Directors of the Company as described in Chapter 13 “Administrative, management, supervisory and executive management bodies” of the Prospectus (with the exception of the Chair of the Board of Directors and the Chief Executive Officer of the Company) received no remuneration from the Company during the years ended December 31, 2020 and 2021, given that the Company was formed on November 10, 2020, in the form of a French simplified joint-stock company (société par actions simplifiée). On March 30, 2022, the sole shareholder of the Company, which approved the transformation of the Company into a French public limited company (société anonyme) with a Board of Directors, subject to the approval of the Distribution in Kind by Sanofi’s combined annual shareholders’ meeting, has set, with effect as of the admission of the Company’s share to trading on the regulated market of Euronext Paris, the total amount of the remuneration allocated to the Board of Directors at €1,100,000 for financial year 2022 until a new decision has been taken by the shareholders’ meeting.

The directors shall receive both fixed and variable remuneration, the amount of which will depend on their actual attendance at Board meetings and the scope of the Board’s work. Directors who are members of Board committees will receive remuneration in this respect, comprising a fixed and a variable portion depending on their effective attendance at meetings of the committees of which they are members. The remuneration of the Chair of the Board of Directors as of the transformation of the Company into a French public limited company (société anonyme) is described in Section 14.1.2 “Remuneration of the corporate officers” of the Prospectus.

For the other non-executive directors (with the exception of the representative of Sanofi Aventis Participations, of the representative of Bpifrance Investissement and of Jean-Christophe Dantonel, who will not receive any remuneration), the remuneration policy on the date the Company’s shares are admitted to trading shall be as follows:

For each director

•	A fixed portion of €20,000; and

•	A variable portion of €4,000 per meeting of the Board of Directors effectively attended by the Director.

For directors serving on a Board committee

•	Audit committee:

•	For the Chair, an additional fixed amount of €20,000 and a variable portion of €4,000 per meeting effectively attended by the Chair.

•	For the other members, an additional fixed portion of €10,000 and a variable portion of €3,000 per meeting effectively attended by the member.

•	Nominations and compensation committee:

•	For the Chair, an additional fixed amount of €20,000 and a variable portion of €4,000 per meeting effectively attended by the Chair.

•	For the other members, an additional fixed portion of €10,000 and a variable portion of €3,000 per meeting effectively attended by the member.

•	ESG committee:

•	For the Chair, an additional fixed amount of €10,000 and a variable portion of €3,000 per meeting effectively attended by the Chair.

•	For the other members, a variable portion of €3,000 per meeting effectively attended by the member.

In addition to the remuneration policy described above, directors traveling from a non-European country to attend meetings of the Board of Directors will receive an additional remuneration of €4,000 per trip.

If the total amount due exceeds the allocation package, then all variable remuneration of the Board of Directors and the committees may be adjusted downward proportionately in order to remain within the package.

This remuneration policy for directors may be revised annually and shall be subject to the approval of the shareholders’ meeting in accordance with the provisions of Article L. 22-10-8 of the French Commercial Code.

The Board of Directors shall also have the option of granting additional remuneration in the event of exceptional work.

14.1.2	Remuneration of the corporate officers

Chair of the Board of Directors

The following tables detail the remuneration paid by the Company and by any company of the Group during the years ended December 31, 2020 and 2021, to Viviane Monges, Chair of the Supervisory Board of the Company as a French simplified joint-stock company (société par actions simplifiée) and intended to become Chair of the Board of Directors as of the Company’s transformation into a French public limited company (société anonyme):

Table 1 (AMF nomenclature): Summary table of the remuneration, options and shares granted to each corporate officer

	FY 2020	FY 2021
Viviane Monges, Chair of the Supervisory Board(1)
Remuneration due for the year (detailed in Table 2)	Not applicable	€200,000
Value of the multi-year variable remuneration granted during the financial year	Not applicable	Not applicable
Value of options granted during the year (detailed in Table 4)	Not applicable	Not applicable
Valuation of free shares allotted (detailed in Table 6)	Not applicable	Not applicable

Total	Not applicable	€200,000

(1)	Viviane Monges was appointed Chair of the Supervisory Board of the Company in its form as a French simplified joint-stock company (société par actions simplifiée) on July 1, 2021.

Table 2 (AMF nomenclature): Summary table of the remuneration of each corporate officer

	FY 2020		FY 2021
	Amounts due	Amounts paid	Amounts due	Amounts paid
Viviane Monges, Chair of the Supervisory Board
Fixed remuneration	Not applicable	Not applicable	€200,000	€200,000
Annual variable remuneration	Not applicable	Not applicable	Not applicable	Not applicable
Multi-year variable remuneration	Not applicable	Not applicable	Not applicable	Not applicable
Exceptional remuneration	Not applicable	Not applicable	Not applicable	Not applicable
Benefits in kind	Not applicable	Not applicable	Not applicable	Not applicable

Total	Not applicable	Not applicable	€200,000	€200,000

Table 11 (AMF nomenclature)

The following table provides details on the terms and conditions of remuneration and other benefits for corporate officers:

Corporate officers	Employment contract		Supplementary pension plan		Payments or benefits due or likely to be due as a result of termination or change of office		Indemnities pursuant to a non-compete clause
	Yes	No	Yes	No	Yes	No	Yes	No
Viviane Monges, Chair of the Supervisory Board		X		X		X		X

As of the transformation of the Company into a French public limited company (société anonyme), Madame Viviane Monges will be named Chair of the Board of Directors and will be granted a fixed remuneration of €300,000 annually for this office.

Prior to the transformation of the Company into a French public limited company (société anonyme), the specific assignments performed by the Chair of the Supervisory Board in 2022 for the admission to trading of the Company’s shares on the regulated market of Euronext Paris will be paid at a fixed amount of €349,000 for this period.

For the year ending December 31, 2022, Mrs. Viviane Monges, Chair of the Board of Directors, will receive a fixed remuneration of €300,000 and a bonus of €349,000 for the completion of the Company’s initial listing, i.e., a total of €649,000.

Chief Executive Officer

The remuneration of Karl Rotthier, Chairman of the Company as a French simplified joint-stock company (société par actions simplifiée), who shall be appointed Chief Executive Officer of the Company as of the transformation of the Company into a French public limited company (société anonyme), is determined under a permanent employment contract signed with Sanofi Chimie, a subsidiary of Sanofi, which ended with the resignation of Karl Rotthier effective as of September 30, 2021, and then under a corporate officer contract signed with the Company and effective as of October 1, 2021. The following tables detail the remuneration granted to Karl Rotthier by the Company and by any company of the Group and the Sanofi group during the years ended December 31, 2020 and 2021:

Table 1 (AMF nomenclature): Summary table of the remuneration, options and shares granted to each corporate officer

	FY 2020	FY 2021
Karl Rotthier, Chairman(1)
Remuneration due for the year (detailed in Table 2)	Not applicable	€1,152,500
Value of the multi-year variable remuneration granted during the financial year	Not applicable	€360,000	(2)
Value of options granted during the year (detailed in Table 4)	Not applicable	Not applicable
Valuation of free shares allotted (detailed in Table 6)	Not applicable	Not applicable

Total	Not applicable	€1,512,500

(1)	Karl Rotthier was appointed Chairman of the Company in its form as a French simplified joint-stock company (société par actions simplifiée) on March 31, 2021.
(2)

Phantom Stock Units (PSU) Plan, in the amount of €360,000 granted by Sanofi on April 30, 2021, corresponding to the face value of the PSUs allocated. This amount is converted into a number of units (4,220 units) corresponding to the average Sanofi share price over the 20 trading days preceding the date of grant, i.e., €85.31. This allotment represented, in face value, 80% of Karl Rotthier’s fixed remuneration on the date of allotment.

All the PSUs are subject to the same performance conditions as the Sanofi performance shares plan authorized by the shareholders’ meeting of April 30, 2021, in its 24th resolution and awarded on the same date.

These units will be converted into a cash bonus on May 1, 2024, on the basis of a valuation of the units corresponding to the value of the Sanofi shares (average Sanofi share price over the past 20 trading days), except in the event of the admission to trading of the Company’s shares on the regulated market of Euronext Paris; in this case, all the units will be immediately vested and converted into cash on the basis of the average opening price of Sanofi shares over the 20 trading days preceding the date of the Company’s initial listing.

Table 2 (AMF nomenclature): Summary table of the remuneration of each corporate officer

	FY 2020		FY 2021
	Amounts due	Amounts paid	Amounts due	Amounts paid
Karl Rotthier, Chairman
Fixed remuneration	Not applicable	Not applicable	€450,000	€450,000
Annual variable remuneration(1)	Not applicable	Not applicable	€500,000	€500,000
Multi-year variable remuneration	Not applicable	Not applicable	€0	€0
Pension(2)	Not applicable	Not applicable	€142,500	€142,500
Exceptional remuneration	Not applicable	Not applicable	€0	€0
Benefits in kind(3)	Not applicable	Not applicable	€60,000	€60,000

Total	Not applicable	Not applicable	€1,152,500	€1,152,500

(1)	The annual variable remuneration was subject to performance conditions achieved at 122% on the basis of a €360,000 budget with a 1.14 coefficient based on the results of the Sanofi group.
(2)

Karl Rotthier is eligible for an “Article 82” (French General Tax Code) supplemental collective pension plan. Under this plan, he benefitted for financial year 2021 from a contribution corresponding to 15% of the reference remuneration (monthly fixed and variable remuneration), of which 50% was paid as a gross insurance premium to an “Article 82” life insurance account and 50% in the form of a cash indemnity classified as salary.

(3)	Benefits in kind corresponds to a Company’s vehicle and the provision of housing for a period of 12 months from the date of hiring of Mr. Karl Rotthier.

Table 11 (AMF nomenclature)

The following table provides details on the terms and conditions of remuneration and other benefits for corporate officers:

Corporate officers	Employment contract		Supplementary pension plan		Payments or benefits due or likely to be due as a result of termination or change of office		Indemnities pursuant to a non-compete clause
	Yes	No	Yes	No	Yes	No	Yes	No
Karl Rotthier, Chairman		X	X Article 82 CGI (French General Tax Code)		X		X

It will be asked to the Board of Directors of the Company that will be held no later than the day of transformation of the Company into a French public limited company (société anonyme) with a Board of Directors, to set the remuneration of Mr. Karl Rotthier for his duties as the Company’s Chief Executive Officer as follows:

•	An annual fixed remuneration in the gross amount of €450,000.

•	An annual variable remuneration in a gross amount equal to 80% of the fixed remuneration if the target objectives are achieved.

The following performance criteria are planned for financial year 2022, with the weightings indicated below (each objective may be exceeded up to a maximum of 150%):

•	Amount of revenue (20%).

•	Core EBITDA margin (30%) expressed as a percentage of revenue.

•	Core Free Cash Flow conversion (Core FCF Conversion) (20%) expressed as a percentage.

•	Accomplishment of the strategic roadmap, which may include qualitative and precisely measurable criteria (20%); and

•

ESG criteria, including the ESG roadmap to be approved and a diversity criterion for the Group’s extended management team comprising the Executive Committee and key executives in key positions of the Company, for the year 2022 (10%).

•

A long-term incentive plan (aligned with the one that will be set up for the Company’s principal executives), the estimated value of which will be capped at 130% of the fixed remuneration of the Chief Executive Officer. This incentive will be composed of both stock options and performance shares. The stock options and the performance shares granted under these plans will be granted (i) subject to the condition of meeting performance criteria over a period of three consecutive years and (ii) subject to a continuous employment condition also over a period of three consecutive years. The allocation and conditions of these instruments shall be decided at a later date (see below). Thus, the stock options and the performance shares will be vested in the Chief Executive Officer, provided that his term of office is still in effect on the vesting date;

•	benefits in kind consisting of the use of a Company vehicle or a car allowance;

•

eligibility for an “Article 82” (French General Tax Code) supplemental collective pension plan, which also benefits the other executives whose positions are classified as “Executive Level 1 or 2” in the grid in force within the Group. Under this plan, the CEO benefits from a contribution which corresponds to 15% of the reference remuneration (monthly fixed and variable remuneration), of which half is paid as a gross insurance premium to an insurer and half in the form of a cash indemnity classified as salary;

•	the benefit of the accident and health insurance system as the Group’s employees in France, plans to which he is subject and to which he contributes;

•

a “co-investment” plan: the Chief Executive Officer intends to purchase from Sanofi a number of shares of the Company for an amount of €360,000 at a share price equal to the average of the daily volume-weighted average prices of the Company’s shares over a period of 20 days from the time of the admission to trading of the Company’s shares on the regulated market of Euronext Paris, i.e., May 6, 2022. A grant of performance shares of the Company for a face value of up to seven times the amount invested is being considered. The performance shares will be fully vested only at the end of a three-year period, and will be subject to performance conditions in line with the objectives indicated by the Company in the Prospectus . They will be transferable only at the end of a one-year lock-up period following vesting. The allocation and conditions of these performance shares shall be decided at a later date (see below).

The performance conditions for the performance shares and stock options comprising the long-term incentive plan will be determined precisely by the Board of Directors, which is to meet no later than on the day of the transformation of the Company into a French public limited company (société anonyme) with a Board of Directors. It is contemplated that these conditions will include, with respect to the performance shares, revenue growth, Core EBITDA margin and inventory coverage84, each counting for one third. The revenue growth criterion will be measured by reference to the Group’s target for the 2021-2024 period; the Core EBITDA margin will have to reach the average of the three Core EBITDA margins for the 2022-2024 period and reach the Core EBITDA margin for the financial year 2024; and the inventory coverage criterion will have to reach the Group’s target at the end of the last year of the 2022-2024 period. Performance shares will vest according to the rate of achievement of the criteria, at 35% if two of the three criteria are met at the target level; 70% if all three criteria are met at the target level; and 100% if two criteria are met at 110% of the Group’s targets and the third criterion is met at the target level. It is intended that stock options granted to the Chief Executive Officer include a performance condition linked to revenue growth, measured against the Group’s target for the 2021-2024 period. The stock options will vest according to the rate of achievement of the criterion, at 33% if the criterion is achieved at the target level over the period; 66% if the criterion is achieved at 110% over the period; and 100% if the internal revenue growth budget is achieved over the period. After the admission of the Company’s shares to trading on the regulated market of Euronext Paris, the Board of Directors of the Company will decide on the terms and conditions for the allocation of performance shares and stock options.

The performance conditions of the performance shares granted under the “co-investment” plan will be determined precisely by the Board of Directors, which will meet no later than on the day of the transformation of the Company into a French public limited company (société anonyme) with a Board of Directors. It is intended that these conditions include internal performance conditions for 75% (growth in revenue, Core EBITDA margin and inventory coverage (as defined above), each counting for 25%) and a Total Shareholder Return (TSR) condition compared to a panel of companies and an index, thus remunerating the profitability for the shareholder for 25%. With regard to internal performance conditions, the revenue growth criterion will be measured against the Group’s target for the 2021-2024 period; the Core EBITDA margin will have to reach the average of the three Core EBITDA margins for the 2022-2024 period and reach the Core EBITDA margin for financial year 2024; and the inventory coverage criterion will have to reach the Group’s target at the end of the last year of the 2022-2024 period. Performance shares will vest according to the rate of achievement of the criteria, at 35% if two of the three criteria are met at target level; 70% if all three criteria are met at target level; and 100% if all three criteria are met at the internal budget level. The TSR performance condition will be based on two indicators (median of a panel of selected companies during the 2022-2023 period, comparison with a French index during the 2022-2024 period). The performance shares will vest according to the rate of achievement of the criteria, at 50% in case of achievement of the French index at 110% and if EUROAPI is ranked behind the median of the panel of selected companies; and 100% in case of achievement of the index at 110% and if EUROAPI is at the median of the panel of selected companies, subject to certain adjustments in the event of a change of control of the Company.

The right to the performance shares and stock options will be lost if the Chief Executive Officer is dismissed for serious misconduct or gross negligence, or for reasons attributable to performance before the expiration of the vesting period set at three consecutive years.

[84]	Inventory coverage corresponds to inventory value (as reported in the Group’s consolidated financial statements) divided by the Group’s consolidated revenue multiplied by 365.

In order to protect the Group’s legitimate interests, as well as its development in a highly specialized sector, the Chief Executive Officer contract, approved by decision of the sole shareholder of the Company on September 30, 2021, states that the Chief Executive Officer would be subject to a non-compete undertaking, whose geographic perimeter is in line with that of the Company’s activities, for a period of 12 months in the event of resignation, or six months in the event of dismissal (which may be renewed once), from his effective departure from the Company for any reason. In this respect, the Chief Executive Officer would receive, for the duration of and subject to compliance with the non-compete undertaking, a gross monthly fixed indemnity equal to 75% of his annual fixed remuneration received over the past 12 months preceding the end of his term of office (fixed remuneration and annual target bonus).

In addition, the Chief Executive Officer is entitled to an indemnity that would be due in the event of dismissal (except in the event of gross negligence or serious misconduct) by decision of the Board of Directors, the gross amount of which would be equivalent to 12 months’ remuneration calculated on the basis of the average of the previous 12 months’ remuneration (including the fixed salary and the actual amount of the last known bonus). In the event of forced departure following a merger or demerger of the company, a change of control, a significant change in the company’s strategy or a profound disagreement with the Board of Directors, the Chief Executive Officer’s severance payment is subject to performance conditions applicable during the term of office. These performance conditions include the amount of revenue, Core EBITDA margin and Core FCF Conversion, which will be subject to six criteria, over a two-year observation period (three criteria per year based on the Group’s financial objectives (see Section 11.2 “Medium-term outlook” of the Prospectus)), except for year 2023, which would only take into account the year 2022 for the observation period.

No later than on the day of the Company’s transformation into a French public limited company (société anonyme) with a Board of Directors, the Board of Directors will determine the performance conditions applicable to this indemnity and provide the necessary clarifications to comply with the recommendations of the AFEP-MEDEF Code, which the Company intends to refer to as of the admission to trading of its shares on the regulated market of Euronext Paris. All of these provisions will be specified in the remuneration policy, which shall be subject to the approval of the shareholders’ meeting in accordance with the provisions of Article L. 22-10-8 of the French Commercial Code. In any event, the sum of the non-compete and dismissal indemnities may not exceed 24 months’ remuneration, and no dismissal indemnity would be due if the beneficiary was able to exercise his or her right to retirement within 12 months from termination of office.

Pursuant to the provisions of the French Commercial Code, and subject to the admission to trading of the Company’s shares on the regulated market of Euronext Paris before December 31, 2022, the payment in 2023 of the Chief Executive Officer’s variable remuneration for the period running from the admission to trading of the Company’s shares on the regulated market of Euronext Paris until December 31, 2022, as determined by the Company’s Board of Directors in accordance with the principles and criteria described above, shall be submitted to the approval of the annual shareholders’ meeting of the Company to be held in 2023.

14.1.3 Allotment	of stock options

Allotment of stock options

Table 4 (AMF nomenclature): Stock options granted during financial year 2021 to each corporate officer by the Company or by any Group company

Name of the corporate officer	Number and date of the plan	Type of options (purchase or subscription)	Valuation of the options according to the method used for the consolidated financial statements	Number of options allotted during the financial year	Exercise price	Exercise period
Viviane Monges, Chair of the Supervisory Board	N/A	N/A	N/A	N/A	N/A	N/A

Karl Rotthier, Chairman	N/A	N/A	N/A	N/A	N/A	N/A

Table 5 (AMF nomenclature): Stock options exercised during financial year 2021 by each corporate officer

Name of the corporate officer	Number and date of the plan	Number of options exercised during the financial year	Exercise price
Viviane Monges, Chair of the Supervisory Board	N/A	N/A	N/A

Karl Rotthier, Chairman	N/A	N/A	N/A

Table 8 (AMF nomenclature): Historical information about stock option allocation

Information concerning stock options

Date of shareholders’ meeting	Plan 1	Plan 2	Plan 3	Etc.
Date of the Board of Directors meeting	None
Total number of shares that may be subscribed or purchased, including the number that may subscribed or purchased by:
Viviane Monges, Chair of the Supervisory Board
Karl Rotthier, Chairman
Starting date for exercise of options
Expiration date
Subscription or purchase price
Exercise procedures (if the plan includes several tranches)
Number of shares subscribed
Cumulative number of canceled or lapsed stock options
Stock options remaining at year-end

Table 9 (AMF nomenclature): Stock options granted to the top ten employees excluding corporate officers and options exercised by said employees:

	Total options granted/shares subscribed or purchased	Weighted average price	Plan 1	Plan 2
Options granted during the financial year by the Company and any company included in the option allocation plan to the ten employees of the Company or of any company included within this scope receiving the largest number of options (overall figure)	0	0	0	0

Options on the Company and the aforementioned companies that were exercised during the financial year by the ten employees of the Company or of those companies whose number of options thus purchased or subscribed is the highest figure	0	0	0	0

Free share plan

Table 6 (AMF nomenclature): Free shares granted to each corporate officer

Free shares allotted by the shareholders’ meeting in financial year 2021 to each corporate officer by the Company and by any company of the group (listed by name)	Number and date of the plan	Type of shares granted in financial year 2021	Valuation of the shares using the method used for the consolidated financial statements	Vesting date	Availability date	Performance conditions
Viviane Monges, Chair of the Supervisory Board				None

Karl Rotthier, Chairman				None

Table 7 (AMF nomenclature): Free shares granted that became available for each corporate officer

Free shares granted that became available for each corporate officer	Number and date of the plan	Number of shares that became available in financial year 2021	Vesting conditions
Viviane Monges, Chair of the Supervisory Board		None

Karl Rotthier, Chairman		None

Table 10 (AMF nomenclature): Historical information about free share plans

Information on free shares awarded

Date of shareholders’ meeting	None
Total number of free shares awarded, including the number allotted to:
Viviane Monges, Chair of the Supervisory Board
Karl Rotthier, Chairman
Vesting date
End date of lock-up period
Number of shares subscribed
Cumulative number of canceled or lapsed shares
Free shares awarded and remaining at year end

History of performance shares granted by Sanofi

Date of shareholders’ meeting	04/30/2019	04/30/2019	04/30/2021

Date of the Board of Directors meeting	04/30/2019	04/28/2020	04/30/2021

Number of EUROAPI beneficiaries(1)	74	86	97

Total number of Sanofi shares granted to EUROAPI beneficiaries	28,399	28,453	35,206

Vesting date for Sanofi shares	05/02/2022	05/02/2023	05/01/2024

End date of lock-up period	05/02/2022	05/02/2023	05/01/2024

Number of fully vested Sanofi shares awarded at 12/31/2021	28,273	28,177	35,206

Cumulative number of Sanofi shares canceled or lapsed at 12/31/2021	126	276	0

Sanofi shares granted and remaining at 12/31/2021	28,273	28,177	35,206

(1)	The EUROAPI beneficiaries correspond to employees who are not corporate officers of the Group and who were previously attached to the Sanofi Group.

Recurring annual long-term incentive plan

After the admission of the Company’s shares to trading on the regulated market of Euronext Paris, the Company’s Board of Directors will be asked to implement a long-term incentive plan for the principal executives and key managers of the Group. The goal of this policy is to increase loyalty and mobilize approximately 120 to 150 of the Group’s executives and high-potential employees for the success of its ambitious medium- and long-term objectives.

On March 30, 2022, the sole shareholder of the Company, which approved the transformation of the Company into a French public limited company (société anonyme) with a Board of Directors, subject to the approval of the Distribution in Kind by Sanofi’s combined annual shareholders’ meeting, to be held on May 3, 2022, decided, with effect as of the admission of the Company’s shares to trading on the regulated market of Euronext Paris, to reserve an amount of (i) 3% of the share capital for a period of 26 months for free share allocation plans, for which the maximum share attributable to corporate officers may not exceed 0.4% of the capital, (ii) 2% of the capital, for a period of 26 months, for the stock options reserved for Group employees and corporate officers, the maximum share of which is attributable to corporate officers may not exceed 50% of all options granted by the Board of Directors pursuant to said authorization.

The financial delegations approved by the sole shareholder of the Company on March 30, 2022, with effect as of the admission to trading of the Company’s shares on the regulated market of Euronext Paris, are set out in Section 20.1.1 “Subscribed and authorized but unissued share capital” of the Prospectus.

For the members of the expanded executive team (around 40 people) including the executive committee, this long-term incentive plan will be composed of both stock options (50% of the valued amount) and performance shares (50% of the valued amount). For other beneficiaries, the plan will consist only of performance shares.

The exercise period for the stock options will be nine years from the date they are granted. It will be possible to exercise the options only if the beneficiary is still an officer or employee of the Group on the exercise date. No later than on the day of the Company’s transformation into a French public limited company (société anonyme) with a Board of Directors, the Board of Directors of the Company will be asked to determine precisely the performance conditions of the stock options granted in connection with these plans. It is intended that they will include a criterion related to revenue growth, which will be measured by reference to the Group’s target for the 2021-2024 period. The stock options will vest according to the rate of achievement of the criterion, at 33% if the criterion is achieved at the level of the objective over the period; 66% if the criterion is achieved at 110% over the period; and 100% if the internal revenue growth budget is achieved over the period.

The award of performance shares is not only intended to incentivize the beneficiary to consider its actions with a long-term perspective, but also to develop employee loyalty and encourage an alignment of the employee’s interests with those of the shareholders.

Under these plans, the performance shares will be granted (i) subject to the condition that the beneficiary meets performance criteria over a period of three consecutive years, and (ii) provided that the beneficiary remains within the Group over a period of three consecutive years. Nevertheless, exceptions to the presence requirement may be provided in the terms of the plans that will be adopted by the Board of Directors deciding on their allocation. It is planned that these criteria will include pertinent and stringent operational and financial performance criteria designed to reflect the main challenges of the strategy expected by the Company’s shareholders, measured over three consecutive years (growth in revenue, Core EBITDA margin and inventory coverage (as defined above), each counting for one third). The revenue growth criterion will be measured by reference to the Group’s target for the 2021-2024 period; the Core EBITDA margin will have to reach the average of the three Core EBITDA margins for the 2022-2024 period and reach the Core EBITDA margin for financial year 2024; and the inventory coverage criterion will have to reach the Group’s target by the end of the last year of the 2022-2024 period. Performance shares will vest according to the rate of achievement of the criteria, at 35% if two of the three criteria are met at the target level; 70% if all three criteria are met at the target level; and 100% if two criteria are met at 110% of the Group’s targets and the third criterion is met at the target level.

Exceptional allocation of free shares to certain executives in connection with the listing

In addition, the Company plans to grant, on the occasion of the admission of its shares to trading on the regulated market of Euronext Paris, in the form of an exceptional allocation, free shares to 17 of its main executives, representing up to nine months of base salary, for a total amount of approximately €1.6 million as of the date of the Prospectus (excluding salary increases). The Chief Executive Officer is not included in this plan. These shares will be subject to a two-year vesting period following their allocation.

14.2	Amount of provisions made or recorded by the Company for the payment of pensions, retirement plans or other benefits

With the exception of the provisions for post-employment benefits detailed in note D.10.1 of the notes to the consolidated financial statements included in Section 19.1 “Historical financial information” of the Prospectus, the Company has not made any provisions for the payment of pensions, retirement and other benefits for members of the management team and the Board of Directors.

The Company has not paid any bonuses to the aforementioned corporate officers for their arrival or departure.

15.	BOARD PRACTICES

15.1	Term of office of members of the administrative, management or supervisory bodies

Information on the terms of office of the members of the Board of Directors and management is given in Section 13.1 “Information about the Board of Directors and the Executive Management” of the Prospectus.

15.2	Service contracts binding members of the administrative, management or supervisory bodies of the Company

As of the date of the Prospectus and to the Company’s knowledge, there are no service contracts binding the members of the Board of Directors to the Company or to any of its subsidiaries and granting them advantages.

15.3	Committees of the Board of Directors

As of the date of the Prospectus, the Company is established as a French simplified joint-stock company (société par actions simplifiée).

On March 30, 2022, the sole shareholder of the Company decided to transform the Company into a French public limited company (société anonyme) with a Board of Directors, subject to the approval of the Distribution in Kind by Sanofi’s combined annual shareholders’ meeting, to be held on May 3, 2022.

As part of this transformation, the Company will set up the following committees within its Board of Directors: an audit committee, a nominations and compensation committee and an ESG committee.

The rules of procedure of these committees, the main provisions of which are set out below, will be applicable subject to the condition precedent of the admission of the Company’s shares to trading on the regulated market of Euronext Paris.

15.3.1	Audit committee

Composition

The audit committee will be comprised of at least three members, appointed after consulting the nominations and compensation committee. The proportion of independent directors on the audit committee must be at least two-thirds, and the committee should not be comprised of any executive corporate officers. The composition of the audit committee may be modified by the Board of Directors and, in any case, must be modified if the general composition of the Board of Directors changes.

The members of the audit committee must have particular expertise in financial and/or accounting matters.

The term of office of the members of the audit committee is set by the Board of Directors, but may not exceed their term of office as members of the Board of Directors. It may be renewed at the same time that Board memberships are renewed.

The Chair of the audit committee is appointed by the Board of Directors from among the members of the audit committee on the proposal of the nominations and compensation committee, for a period determined by the Board of Directors that shall not exceed the term of office of the member of the Board of Directors, from among the independent directors. The audit committee may not include any executive corporate officers.

As of the admission of the Company’s shares to trading on the regulated market of Euronext Paris, the audit committee shall be composed of Claire Giraut (Chairman), Adeline Le Franc (representative of Sanofi Aventis Participations), Elizabeth Bastoni and Corinne Le Goff.

Assignments

The duty of the audit committee is to monitor issues relating to the preparation and control of accounting and financial information and to ensure the effectiveness of the risk monitoring and operational internal control system and, if applicable, to make recommendations to ensure its integrity, in order to help the Board of Directors exercise its control and verification duties in this area.

In this context, the audit committee has the following principal tasks:

•	monitoring the financial reporting process;

•	monitoring effectiveness of the internal control, internal audit and risk management systems that could materially affect the Company’s financial statements;

•	monitoring the statutory audit of the financial statements and, where applicable, the consolidated financial statements by the Company’s statutory auditors;

•	recommendation on the statutory auditors proposed for appointment or renewal by the shareholders’ meeting;

•	monitoring the independence of the statutory auditors;

•	periodic monitoring of the status of major disputes;

•	taking note of regulated agreements; and

•

reviewing and monitoring the systems and procedures in place to ensure the dissemination and application of policies and rules of good practice in matters of ethics, competition, fraud and corruption and more generally compliance with the regulations in force.

The audit committee shall report regularly to the Board of Directors on the performance of its duties and shall inform the Board without delay of any difficulties encountered.

The audit committee meets as often as the interests of the Company so require and at least four times a year to review the annual, interim and, where applicable, quarterly financial statements (in each case consolidated where applicable).

15.3.2	Nominations and compensation committee

Composition

The nominations and compensation committee will be composed of at least three directors. It must be composed predominantly of independent directors. The composition of the nominations and compensation committee may be modified by the Board of Directors and, in any case, must be modified if the general composition of the Board of Directors changes.

The term of office of the members of the nominations and compensation committee is set by the Board of Directors, but may not exceed their term of office as members of the Board of Directors. It may be renewed at the same time that Board memberships are renewed. The nominations and compensation committee is chaired by an independent director appointed by the Board of Directors.

As of the admission of the Company’s shares to trading on the regulated market of Euronext Paris, the nominations and compensation committee will be composed of Elizabeth Bastoni (Chair), Emmanuel Blin, and Benjamin Paternot (representative of Bpifrance Investissement).

Assignments

The nominations and compensation committee is a specialized committee of the Board of Directors whose main tasks are to assist the Board in (i) the composition of the executive bodies of the Company and its Group and (ii) the determination and regular assessment of all remuneration and benefits of the Company’s executive corporate officers, including all deferred benefits and/or voluntary or forced departure severance pay.

In this context, the nominations and compensation committee has the following main tasks:

•	regular review of the composition of the Board of Directors and proposals for the appointment of members of the Board of Directors, executive corporate officers and the Board committees; and

•	annual assessment of the independence of the members of the Board of Directors.

As part of its remuneration duties, it has the following main tasks:

•	review and proposal to the Board of Directors concerning all elements and conditions of the remuneration of the Group’s senior executives;

•	recommendation and proposal to the Board of Directors concerning all elements and conditions of the remuneration of the Group’s executive corporate officers; and

•	review and proposal to the Board of Directors concerning the method for allocating remuneration for the activities of the Board of Directors.

The nominations and compensation committee meets whenever it deems necessary and, in any event, at least two times a year.

15.3.3	ESG committee

Composition

The ESG committee will comprise three members, appointed on the proposal of the nominations and compensation committee. It must be composed of a majority of independent Directors. The composition of the ESG committee may be modified by the Board of Directors and, in any case, must be modified if the general composition of the Board of Directors changes.

The term of office of the members of the ESG committee is set by the Board of Directors, but may not exceed their term of office as members of the Board of Directors. It may be renewed at the same time that Board memberships are renewed.

The Chair of the ESG committee is appointed from among the independent Directors of the Board of Directors.

As of the admission of the Company’s shares to trading on the regulated market of Euronext Paris, the ESG committee will be composed of Cécile Dussart (Chair), Viviane Monges (Chair of the Board of Directors) and Emmanuel Blin.

Assignments

As part of its assignments, the ESG committee will carry out the following duties in particular:

•	review of the guidelines, objectives and issues related to the Company’s ESG policy;

•	ensuring the consideration of issues falling within the scope of ESG in the Group’s strategy and in its implementation;

•	monitoring and control of the main environmental, social and societal risks of the Group;

•	review of the reports drafted pursuant to legal and regulatory obligations in the area of ESG; and

•	review of the Group’s commitments to sustainable development with regard to the challenges specific to its business activity and its objectives.

The ESG committee shall report regularly to the Board of Directors on the performance of its duties and shall inform it without delay of any difficulties encountered.

The ESG committee meets as often as necessary and, in any event, at least two times a year.

15.4	Declaration of compliance with the corporate governance system in force

As of the admission to trading of its shares on the regulated market of Euronext Paris, the Company intends to use as its corporate governance framework the recommendations of the corporate governance code for listed companies of the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF) (the “AFEP-MEDEF Code”), in particular within the framework of the preparation of the report of the Board of Directors on the corporate governance provided for in Article L. 225-37 of the French Commercial Code.

The AFEP-MEDEF Code which the Company intends to use as its corporate governance framework can be consulted on the Internet at the following address: http://www.medef.com. The Company keeps copies of this code available to members of its corporate bodies at all times.

For the aspects of its corporate governance known as of the date of the Prospectus, the Company will comply with the recommendations of the AFEP-MEDEF Code, with the exception of the following points:

•

the terms of office of the members of the Board of Directors will all expire at the shareholders’ meeting on the approval of the financial statements for the year ending December 31, 2025. The staggering of terms of office will therefore not comply with recommendation 14.2 of the AFEP-MEDEF Code, which recommends avoiding a block renewal of the members of the Board of Directors, all of the members of the Board of Directors being appointed simultaneously, on the occasion of the Company’s initial listing. On the other hand, the articles of association provide that by exception and in order to exclusively allow the implementation or continuation of the staggering of the terms of office of the directors, the ordinary shareholders’ meeting may appoint one or more directors for a period of one year, two years or three years; and

•

the directors representing the employees, whose appointment shall take place after the admission to trading of the Company’s shares on the regulated market of Euronext, will not be members of the nominations and compensation committee. The composition of the nominations and compensation committee shall therefore not comply with recommendation 18.1 of the AFEP-MEDEF Code. A director representing the employees is expected to join the nominations and compensation committee after an integration and training period to enable him or her to adapt to the functioning of the Company, understand its specific features and grasp the challenges and broad outlines of the mission of the Board of Directors.

15.5	Internal control

The internal control system implemented within the Group is described in Section 3.6.2 “Risk coverage policy” of the Prospectus.

As of the date of the Prospectus, insofar as none of the Company’s securities are admitted to trading on a regulated market, the Company is not required to prepare a corporate governance report, detailing in particular the conditions of preparation and organization of the Board’s work, as well as the internal control and risk management procedures implemented by the Company.

As of the financial year ending December 31, 2022, and provided that the Company’s shares are admitted to trading on the regulated market of Euronext Paris, (i) the Company’s Board of Directors will be required to prepare this report in accordance with the provisions of Articles L. 225-37, L. 22-10-9 and L. 22-10-11 of the French Commercial Code, and (ii) the management report of the Board of Directors of the Company to the shareholders’ meeting will also present information in particular on the way in which the Company takes into account the social and environmental consequences of its activity, as well as on its social commitments in favor of sustainable development and in favor of the fight against discrimination and the promotion of diversity, in accordance with the provisions of Articles L. 225-102-1 and L. 22-10-36 of the French Commercial Code.

16.	EMPLOYEES

16.1	Employment information

16.1.1	Number and distribution of employees

As of December 31, 2021, the Group employed approximately 3,350 employees in companies falling within its scope of consolidation, including approximately 1,175 in France (excluding temporary workers).

For the year ended December 31, 2021, the Group’s payroll (excluding share-based payments) amounted to €272.8 million, compared with €256.3 million for the year ended December 31, 2020, and €249.7 million for the year ended December 31, 2019. The payroll is the sum of all gross salaries and the employer’s social security contributions, as well as employee equity interest and incentive payments and other personnel costs, paid during each financial year.

The table below presents the change, over the past three financial years, in the Group’s headcount by country:

	Employees at December 31
Country	2021	2020	2019
France	1,175	1,139	1,148
Germany	735	582	606
United Kingdom	245	194	191
Hungary	919	794	780
Italy	228	214	209
Other	40	43	45

Total	3,342	2,966	2,979

The table below presents the change, over the past three financial years, in the breakdown of the workforce by type of contract:

	Employees at December 31
Breakdown of the workforce by type of contract	2021	2020	2019
Permanent contract	88%	90.93%	88.42%
Fixed-term contract	12%	9.07%	11.58%

Total	100%	100%	100%

The table below shows the proportion of women in the Group’s salaried workforce over the past three financial years:

	Employees at December 31
Proportion of women	2021	2020	2019
Proportion of women in the Group’s salaried workforce	27.05%	24.30%	23.95%

The table below shows the age distribution of the Group’s salaried workforce over the past three financial years:

	Employees at December 31
Age distribution	2021	2020	2019
< 25 years old	5.21%	4.42%	4.23%
25 to 40 years old	33.39%	32.04%	31.50%
41 to 55 years old	43.65%	44.37%	45.86%
56 to 60 years old	13.41%	14.78%	14.09%
>60 years old	4.34%	4.39%	4.33%

Total	100%	100%	100%

The Group also uses a variable number of temporary workers during the year, which is generally higher during the first half of the year and lower at the end of the year. As of December 31, 2021, the number of temporary workers employed by the Group was 187, compared to 267 as of December 31, 2020, and 226 as of December 31, 2019, representing, respectively, 5.23%, 9.00% and 7.58% of the Group’s total workforce (including temporary workers).

16.1.2	Employment

The table below shows employment trends within the Group over the past three years:

Employment	Financial year 2021	Financial year 2020	Financial year 2019
Total turnover (departures)	7.89%	6.05%	5.59%
Voluntary turnover (resignation)	7.28%	5.34%	5.16%
Hiring rate	14.38%	11.42%	14.22%
Permanent contract hiring rate	6.09%	5.60%	3.72%
Percentage of employees with disabilities/average workforce (1)	6.89%	3.17%	—

(1)

Data is presented for France only (data not available for the 2019 financial year). Given the applicable legislation in other countries in which the Group operates, the corresponding data is not available in these countries or is calculated using different methods. Consequently, the Group considers France, where the largest number of people are employed, constitutes a homogeneous and reliable basis for the presentation of this data.

16.1.3	Working conditions and human resources policy

The Group attaches particular importance to social issues concerning, in particular, health and safety at work, employee engagement and quality of life, the quality of the social dialog and promoting diversity and integration into the local social fabric. These themes are part of the Group’s ESG strategy, which is rolled out in each function and production site.

16.1.4	Diversity and gender equality policy

Aware of the contribution of diversity to the success of companies and more particularly to the improvement of innovation, performance and commitment, the Company is committed to maintaining a culture of diversity, equity and inclusion and to designing its policy in this area on the basis of the following key principles:

•	mutual respect, diversity, equal treatment and inclusion;

•

the Company’s commitment to diversity in the management of the business and the Company ensures that this commitment is reflected in the functioning of the organization and in all aspects of human resources processes (such as recruitment, compensation, talent management, development, etc.);

•

the Company pursues a human resources policy which guarantees optimal employment and equal treatment of its employees, avoiding any discrimination based on gender, origin, skin color, age, disability, sexual orientation, religion or political opinions;

•	the Company strives to reflect in its staff the social diversity of the countries where the Group is present;

•	the protection of Group employees against discrimination and the Company ensures that any case of discrimination is resolved impartially and effectively;

•

in cooperation with its employees, the Company prepares and regularly updates its diversity, equity and inclusion (DE&I) strategy and roadmap, including measurable performance factors, and implements the resulting action plans.

The Company continuously monitors the achievement of the objectives identified in its DE&I strategy and informs its employees, customers and the general public of achievements in the implementation of its related objectives.

16.2	Stock options and free share plans

Prior to the admission to trading of its shares on the regulated market of Euronext Paris, the officers and employees of the Company did not have the opportunity to receive or subscribe to the Company’s shares. In their capacity as employees of the Sanofi Group, some of these people were able to receive or subscribe to Sanofi shares within the framework of its performance share plans and its employee stock ownership plans (see Section 14.1.3 “Allotment of stock options” of the Prospectus).

As part of the admission to trading of its shares on the regulated market of Euronext Paris, the Company intends to implement a long-term incentive plan for its main executives, in particular its Chief Executive Officer, as well as key executives of the Group, through the implementation of free share and stock option plans, the characteristics of which will be determined subsequently by a shareholders’ meeting and by the Board of Directors of the Company. In this context, the Company also plans to grant, on the occasion of the admission of its shares to trading on the regulated market of Euronext Paris, in the form of an exceptional allocation, free shares of the Company and is planning to establish recurring performance share plans. See Chapter 14 “Remuneration and benefits” of the Prospectus.

16.3	Employee profit-sharing agreements

The Group intends to put in place certain plans which make it possible to share the profits generated by its operations with eligible employees or which allow its employees to invest in a portfolio of securities.

16.3.1	Equity-interest agreements

In France, the Group plans to set up a profit-sharing agreement, the purpose of which is to collectively guarantee eligible employees the right to participate in the results of their business, under the conditions provided for by law.

16.3.2	Incentive agreements

In France, the Group plans to set up a profit-sharing agreement, the purpose of which is to collectively associate eligible employees with the results of their company, calculated on the basis of performance indicators that will be negotiated between employees and management during 2022.

16.3.3	Company savings plans and similar plans

Under an agreement dated February 25, 2022, the Group set up in France Group Savings Plan (plan d’épargne groupe, or PEG) allowing eligible employees to participate, if necessary with the help of the Company or participating companies linked to it, in the constitution of a collective portfolio of securities by benefiting from tax and social benefits attached to this form of collective savings, in return for the temporary unavailability of the amounts invested. This scheme also allows eligible employees to participate in any employee stock ownership operations offered by the Company. Foreign companies linked to the Company may also participate, under the conditions provided for by the PEG.

In France, the Group plans to set up:

•	a time savings account;

•

a collective company retirement savings plan (plan d’épargne retraite d’entreprise collectif, or PERCOL), which allows eligible employees to invest including payments from the equity-interest agreement and the incentive agreement for their retirement. This scheme offers eligible employees the possibility of benefiting from certain tax and social benefits in return for a lock-up period ending at retirement.

16.3.4	Employee stock ownership plans

The Company’s intention is to establish employee stock ownership plans related to its contemplated listing and, in this regard, the Company plans to implement, after the admission to trading of its shares on the regulated market of Euronext Paris:

•

a restricted share plan for all eligible employees of the Group, (i) in France for a value equivalent to €6,000 per beneficiary, subject to a continuous employment condition during a one-year vesting period, followed by a one-year holding period, and (ii) in certain countries of its scope outside France for a value equivalent to €3,000 per beneficiary, subject to a continuous employment condition during a two-year vesting period, with no holding period. For the purposes of the restricted share plan, the shares will be valued at the average of the daily volume-weighted average prices of the Company’s shares over a period of 20 days from the time of the admission to trading of the Company’s shares on the regulated market of Euronext Paris, i.e., May 6, 2022; and

•	a capital increase operation reserved for employees of the Group, in France and in certain countries within its scope outside France, for which the main terms and conditions are as follows:

•	The capital increase operation will be offered within the framework of the EUROAPI Group Savings Plan (PEG);

•

the capital increase operation will be open to all employees of the Company and of the participating subsidiaries who have an employment contract on the last day of the subscription period and who meet a seniority condition;

•

the subscription price of the shares should be equal to the average of the daily volume-weighted average prices of the Company’s shares over a period of 20 days from the time of the admission to trading of the Company’s shares on the regulated market of Euronext Paris, i.e., May 6, 2022, less a 20% discount;

•	individual payments by eligible employees may not exceed either a ceiling in shares to be determined or the limit of 25% of their estimated gross annual compensation for 2022;

•	eligible employees may receive a contribution in the form of shares, which will be capped; and

•	the assets constituted within the context of the transaction will be subject to a five-year blocking period, except in the event of early withdrawal.

16.4	Social dialog

As of October 1, 2021, the Saint-Aubin-lès-Elbeuf and Vertolaye sites, as they existed within Sanofi Chimie, were transferred and retained their autonomy within EUROAPI France and the Company. The terms of the elected members of the employee delegation to the Social and Economic Committees (Comité Social et Economique (CSE)) of establishments and of the trade union representatives have been maintained pursuant to Article L. 2314-35 of the French Labor Code. In the absence of the transfer of the entire head office within Sanofi Chimie, the terms of the elected members and trade union representatives on the CSE of that establishment, whose employment contracts were transferred to EUROAPI France and to the Company, were not continued. As a result, elections for the members of the CSE head office were held in November 2021. Additions were then made to employee representation on the central CSE.

Within the perimeter of EUROAPI France and the Company, the employees are thus represented at different levels by:

•	representative trade unions;

•	elected and/or mandated employee representatives at site level and at central level;

•	employee representative bodies at site level and at central level, the Social and Economic Committees (CSE); and

•	various mandatory or optional committees, such as the Health, Safety and Working Conditions Committee (CSSCT) and committees on gender equality or professional training.

As of the date of the Prospectus, the capital of the Company is wholly owned by Sanofi Aventis Participations, a company wholly, directly and indirectly owned by Sanofi. In accordance with applicable European regulations, a European works council has been in place at Sanofi since 2005. It is made up of 80 representatives (40 members and 40 alternate members) who meet twice a year. Its select committee meets twice a year. A European works council shall be established for the Group following the admission to trading of the Company’s shares on the regulated market of Euronext Paris.

Each country has representative bodies in accordance with applicable law and maintains a permanent and satisfactory social dialog.

EUROAPI France considers it has constructive and peaceful relations with the representative trade union organizations within the unit and with the elected officials and representatives. The nine agreements negotiated since March 2021 have been signed by the trade union organizations, with seven signed unanimously. The meetings of the employee representative bodies that have been held at the sites and at the central level since the transfer of company liabilities have been conducted in a respectful and balanced manner.

17.	MAJOR SHAREHOLDERS

17.1	Shareholders holding more than 5% of the capital on the date of the Prospectus

As of the date of the Prospectus, the Company is established as a French simplified joint-stock company (société par actions simplifiée) held indirectly by Sanofi.

The table below sets out the distribution of the Company’s share capital as of the date of the Prospectus:

Shareholder	Number of shares	% of share capital	Number of voting rights	% of voting rights	Share classes
Sanofi Aventis Participations	94,026,888	100%	94,026,888	100%	ordinary shares
TOTAL	94,026,888	100%	94,026,888	100%	ordinary shares

Prior to Sanofi’s combined annual shareholders’ meeting, to be held on May 3, 2022, and called to decide on the Distribution in Kind, the shares of the Company, representing approximately 70% of the Company’s share capital that will be distributed to Sanofi’s shareholders (other than Sanofi itself and holders of shares issued upon the exercise of Sanofi stock options since January 1, 2022) and sold as part of the Investment (as defined below), will be purchased by Sanofi from Sanofi Aventis Participations.

Sanofi group is a global pharmaceutical company involved in the research, development and marketing of therapeutic solutions focused on the needs of its patients. The Group is the outcome of numerous mergers and acquisitions, particularly the merger of Sanofi and Synthélabo in 1999, the acquisition of Aventis in 2004 (from the merger of Hoechst and the Rhône-Poulenc Rorer group) and the acquisition of Genzyme in 2011. Sanofi’s shares are listed on the regulated market of Euronext Paris, compartment A (Euronext: SAN) and on the Nasdaq Global Select Market (Nasdaq: SNY) as American Depositary Shares.

The Company, Sanofi and EPIC Bpifrance, acting on behalf of the French State under the French Tech Souveraineté protocol of December 11, 2020, as amended (the “Investor”), have entered into an investment agreement (the “Investment Agreement”) pursuant to which the Investor has undertaken to acquire from Sanofi a number of shares representing 12% of the share capital of the Company as of the date of payment of the Distribution in Kind, i.e., May 10, 2022, at a price equal to the lowest of (i) the volume-weighted average price of the Company’s shares over a period of 30 consecutive trading days from the date of admission of the Company’s shares to trading on the regulated market of Euronext Paris, i.e., May 6, 2022, and (ii) €150 million (the “Investment”). The Investor’s commitment to invest is subject to several conditions precedent, including the admission of the Company’s shares to trading on the regulated market of Euronext Paris and the approval of Sanofi’s shareholders, at a meeting on May 3, 2022, on the Distribution in Kind. The settlement and delivery of the EUROAPI shares purchased by the Investor under the Investment will take place on the business day following the end of the 30-day period, i.e., on June 17, 2022.

Under the terms of the Investment Agreement, the Investor will have the right to propose the appointment of (i) two members of the Board of Directors of the Company, including one member of the nominations and remuneration committee, as long as the Investor holds at least 10% of the share capital of the Company, or (ii) one member of the Board of Directors who could also be a member of the nominations and remuneration committee, as long as the Investor holds at least 5% and less than 10% of the share capital of the Company. By a decision dated March 30, 2022, the sole shareholder of the Company decided, subject to the condition precedent of the admission of the Company’s shares to trading on the regulated market of Euronext Paris, (i) to appoint Bpifrance Investissement, represented by Benjamin Paternot as member of the Board of Directors and member of the nominations and remuneration committee of the Company, and (ii) the appointment of Mr. Jean-Christophe Dantonel as member of the Board of Directors of the Company appointed upon proposal of the Investor (see Section 13.1 “Information about the Board of Directors and the Executive Management” of the Prospectus). Sanofi has undertaken to vote in favor of the appointment and/or re-appointment of the candidates proposed by the Investor for a period of 12 years as from the decision of the sole shareholder of the Company deciding on the appointment of Bpifrance Investissement and Mr. Jean-Christophe Dantonel as members of the Board of Directors of the Company, or March 30, 2022, unless the Investor ceases to hold a number of shares representing at least 5% of the Company’s capital and Sanofi ceases to hold EUROAPI shares. In addition, the Investor has undertaken to vote in favor of the appointment of a representative of Sanofi (or one of its successors) to the Company’s Board of Directors and audit committee, subject to Sanofi’s compliance with its voting commitment described above and Sanofi’s holding of a number of shares representing at least 5% of the Company’s share capital.

In addition, under the terms of the Investment Agreement, the Investor has undertaken in particular:

•

ensure that its representatives on the Company’s Board of Directors (the “Representatives”) are not appointed to or hold positions on the supervisory or governance bodies of any entity (or its affiliates) whose business competes with that of the Company, unless (i) such appointment has been approved by the Company or (ii) in the event that a Representative is a legal entity arrangements are in place that prevent the exchange of commercially sensitive information relating to the Company and its business between the permanent representative of such legal entity Representative (or its employees, officers or agents with commercially sensitive information relating to the Company and its business) and the employees, officers or agents of such legal entity Representative who directly supervise and manage an investment of the Investor in a competing company; and

•

adopt strict compliance rules and conflict of interest procedures to prevent the Investor (including any person or entity controlling, controlled by, or under common control with the Investor) from using any information provided to the Investor as a result of its representation on the Board of Directors in a manner that would be detrimental to the Company or any entity controlled by the Company.

In addition, under the terms of the Investment Agreement, (i) the Investor has undertaken to retain the EUROAPI shares purchased for a period of 24 months from the date of settlement and delivery of the EUROAPI shares purchased under the Investment, i.e., on June 17, 2022, and (ii) Sanofi (including its affiliates) has undertaken to retain the EUROAPI shares held from the date of payment of the Distribution in Kind for a period of 24 months following the date of settlement and delivery of the EUROAPI shares acquired under the Investment, in both cases subject to certain usual exceptions.

Sanofi and the Investor are not acting in concert within the meaning of article L. 233-10 of the French Commercial Code (Code de commerce) with respect to the Company.

17.2	Control of the Company

As of the date of the Prospectus, the Company is indirectly controlled by Sanofi.

Following the Distribution in Kind (see Section 22.1 “Terms and conditions of the Distribution in Kind” of the Prospectus) and the Investment, the Sanofi group will no longer control the Company within the meaning of Article L. 233-3 of the French Commercial Code. However, it expects to continue holding, through Sanofi Aventis Participations, approximately 30% of the capital and voting rights of the Company and will as such be in a position to exert significant influence on the Group’s strategic decisions.

However, it is recalled that the Company intends to appoint six independent directors with respect to the criteria defined by the AFEP-MEDEF Code as from the admission of the Company’s shares to trading on the regulated market of Euronext Paris and that Sanofi, through its subsidiary Sanofi Aventis Participations will have only one representative out of the ten members of the Company’s Board of Directors as from the admission of the Company’s shares to trading on the regulated market of Euronext Paris. The Company will set up an audit committee, a nominations and compensation committee and an ESG committee comprised mostly of independent directors.

17.3	Agreements likely to result in a change of control

As of the date of the Prospectus, there is no agreement that, if implemented, could lead to a change of control of the Company.

18.	RELATED-PARTY TRANSACTIONS

18.1	Agreements signed by the Sanofi group and the Group for the execution of the Prior Reorganization Transactions

Prior Reorganization Transactions required the conclusion of two-tier agreements as follows:

Centrally, the master carve-out agreement

Sanofi has entered into a master carve-out agreement (the “Master Carve-Out Agreement”), which sets out the general principles and organizes the terms for completing the Prior Reorganization Transactions, such as defining the limits of the development, manufacturing, marketing and distribution activities of Sanofi group’s active pharmaceutical ingredients (APIs) included in the carve-out and transferred to the Group, the transferred assets and liabilities and as appropriate the specific terms applicable to their transfer, the indemnification rules between the parties or cooperation commitments between the parties.

The Master Carve-Out Agreement, as modified by amendments dated February 25, 2022, and March 28, 2022, effective as of the date of their signature, provide for, subject to certain exceptions, the transfer to the Group of all assets and liabilities linked to the Transferred Activity (as described in Section 7.1 “Description of the Prior Reorganization Transactions” of the Prospectus). In this respect, under the Master Carve-Out Agreement, the Company and its subsidiaries are obliged to indemnify the Sanofi group companies against all liabilities linked to the Transferred Activity or transferred assets, including liabilities relating to product liability, environmental liabilities and/or those related to the ownership or the use of real estate transferred under the Prior Reorganization Transactions (subject to a few exceptions, mainly in Germany where specific rules described below are provided for), as well as the corporate, legal and tax liabilities relating to the Transferred Activity. The Group notably undertakes to indemnify Sanofi or any of its affiliates for any loss or action brought against the Sanofi group relating to environmental pollution or contamination, the release of dangerous substances and/or personal injuries caused by the latter related to the Transferred Activity. This indemnity is applicable whether the operative event or the circumstances at the origin of these liabilities are known or unknown or predate or postdate the effective date of the agreements relating to the Prior Reorganization Transactions in each of the relevant jurisdictions.

Notwithstanding the principle of transferring to EUROAPI all the liabilities related to the Transferred Activity, the Master Carve-Out Agreement, as amended, also provides for a number of commitments, including indemnification, made by Sanofi to the Group, such as:

•

an environmental indemnification mechanism for the Vertolaye and Saint-Aubin-lès-Elbeuf sites located in France: as of October 1, 2021, Sanofi has undertaken to indemnify the Company for a maximum amount of €16.7 million for costs relating to restoration approved by the competent French authorities and initiated by the Sanofi group but not yet completed at the transfer date on certain plots of the Group sites located at Saint-Aubin-lès-Elbeuf and Vertolaye and subsequent to the pollution, contamination or release of dangerous substances into the environment caused by the Transferred Activity. As of the date of the Prospectus, the outstanding amount payable in respect of this indemnification commitment amounts to approximately €14.5 million. This commitment will end on September 30, 2026.

•

A mechanism to cover part of the repair and renovation work initiated by the Group at the Brindisi site: Sanofi has undertaken to compensate the Company or its subsidiary in Italy up to a maximum of €4.0 million for the costs relating to the repair and renovation of the pipes (rainwater and cooling water sewage system) at the Brindisi site for the portion of the costs exceeding €4.0 million. This commitment runs until December 31, 2025.

•

A mechanism for handling the restoration work initiated by the Sanofi group on the Marat plot located close to the Vertolaye French site: in the wake of an order issued by the Préfet on September 30, 2021, Sanofi has undertaken to bear the cost of all restoration actions required by the competent authorities under the environmental regulation on the Marat plot for which only the property title was transferred to the Group on October 1, 2021. This commitment is valid until the earlier of the following two dates: (i) the date on which the competent authorities issue a document stating that the restoration measures for the Marat plot have been duly executed or any other document stating that they have met the main restoration measures for the Marat plot (in other words after completion of the soil and water restoration measures other than the monitoring of underground water) or (ii) the date on which the administrative responsibility concerning the environmental situation of the Marat plot is transferred to the Group. In accordance with the provisions of the Master Carve Out Agreement, the Group has undertaken to request from the authorities the transfer of the administrative responsibility for the Marat plot and to cooperate with Sanofi for the purposes of the completion of the transfer, once the authorities have confirmed the completion of the restoration.

•

An indemnification/handling mechanism for certain regulatory review costs: as of October 1, 2021, Sanofi has undertaken to indemnify the Company for a maximum amount of €15.0 million for costs related to the regulatory review of a list of APIs in the scope of the Transferred Activity. The scope of this regulatory review includes the validation of the compliance of the regulatory files of the transferred APIs or the business with the ICH Q2A (validation of analytical methods) and ICH Q11 (development and manufacture of pharmaceutical substances) standards, as well as the proactive assessment of the level of the current regulatory files associated with the transferred APIs or the business with respect to the latest recommendations of the International Council on Harmonization of Technical Requirements for the Registration of Pharmaceuticals for Human Use (ICH). As of the date of the Prospectus, the outstanding amount payable in respect of this indemnification commitment amounts to €15.0 million. This commitment is valid until September 30, 2025.

•

Indemnification of certain commitments to the company BASF Agri Production SAS (“BASF”): Sanofi shall indemnify the Company or its subsidiary EUROAPI France for the damages that it might suffer in respect of an indemnification obligation in favor of BASF under the separation agreement entered into between BASF and the Sanofi group on February 13, 2004 (as amended, particularly by the September 28, 2021, tripartite agreement), transferred to the Company consecutive to the sale of the Saint-Aubin-lès-Elbeuf site (see Section 18.2 “Agreements signed by the Sanofi group and third parties for the execution of the Prior Reorganization Transactions” of the Prospectus), for losses suffered by BASF due to (i) due to environmental claims or (ii) occupational illnesses affecting its employees.

•

Indemnification for certain expenses related to the Prior Reorganization Transactions: Sanofi shall indemnify the Company or its subsidiaries for certain expenses related to the Prior Reorganization Transactions incurred before June 30, 2022, for an amount of €9.4 million, and some operating expenditures related to the transition of IT systems in Germany incurred between the Loss of Control by Sanofi and December 31, 2022, for an amount of €3.1 million.

Furthermore, in accordance with the terms of the Master Carve-Out Agreement, Sanofi purchased an environmental insurance policy for the benefit of the Group for a period of ten years starting from October 1, 2021, and for a maximum amount of €50 million to cover environmental liabilities originating prior to the implementation of the Prior Reorganization Transactions (or in certain cases, the Company’s initial listing). This insurance is subject to the customary exclusions for such insurance policies providing coverage for environmental liabilities. This policy, for which the premium is fully handled by Sanofi, will be transferred to the Company in connection with the initial listing of the Company’s shares.

In accordance with the provisions of the Master Carve-Out Agreement, the Company and Sanofi have appointed a committee in charge of monitoring the Prior Reorganization Transactions set out by the Master Carve-Out Agreement and a committee in charge of monitoring the commercial relations between the parties. The two committees will meet over a period of three years and five years, respectively, starting from the Loss of Control by Sanofi. The composition of each of these committees, which includes an equal number of representatives of the Company and Sanofi, reflects a balanced governance between the parties. Each of these committees shall provide an escalation mechanism in the event of persistent disagreements.

The Master Carve Out Agreement is subject to French law. Any dispute arising out of or in connection with the Master Carve Out Agreement shall be submitted to arbitration under the rules of the International Chamber of Commerce.

Locally, the Local Transfer Agreements

In each of the countries concerned, the Company’s dedicated subsidiary and a Sanofi group company have signed local transfer agreements (the “Local Transfer Agreements”) setting out the terms for carrying out the transfer of the assets and liability dedicated to the Transferred Activity in accordance with applicable local laws. Depending on the countries, assets and liabilities transfers have been carried out through demergers, sale of business assets (or local equivalent) and/or sales of isolated assets and liabilities or securities sales (see Section 7.1 “Description of Prior Reorganization Transactions” of the Prospectus).

In addition to these two levels of agreement, the Prior Reorganization Transactions also required the execution of certain sales of isolated assets and liabilities, as described in Section 7.1.1 “Prior Reorganization Transactions implemented in France, Hungary, Germany, Italy, the United States, Japan, China, Slovakia and Russia” of the Prospectus.

18.2	Agreements signed by the Sanofi group and third parties for the execution of the Prior Reorganization Transactions

Agreements entered into with BASF

The industrial site located in Saint-Aubin-lès-Elbeuf and transferred to EUROAPI was shared between Sanofi and BASF in accordance with a series of agreements concluded between the parties comprising, in particular, a separation agreement dated February 13, 2004 (as amended), a sale agreement concerning the land and buildings used for the wastewater treatment plant on November 29, 2013 (as amended), and services agreements. To guarantee the smooth operation of the Saint-Aubin-lès-Elbeuf site, especially the supply of certain services essential to the industrial activity, the transfer of assets and liabilities relating to the Transferred Activity in France required concluding on September 28, 2021, a tripartite agreement between BASF, Sanofi Chimie and EUROAPI France, as well as a commercial lease on September 1, 2021, and a master service agreement on October 1, 2021, providing in particular for the renewal or redrafting of the services agreements for general services, utilities and the waste treatment plant, effective as of January 1, 2022.

As of October 1, 2021, (i) Sanofi is required to indemnify the Company and its subsidiaries for any BASF claim based on environmental issues or occupational illnesses as recalled in Section 18.1 “Agreements signed by the Sanofi group and the Group for the execution of the Prior Reorganization Transactions” above and (ii) the Company will be required to indemnify Sanofi or its subsidiaries against any other loss relating to the obligations or commitments with respect to the services described above and that may be incumbent on them due to the agreements with BASF.

Agreements relating to the Frankfurt site

Furthermore, the Prior Reorganization Transactions required the split and/or the duplication of some agreements concluded, between, on the one hand, Sanofi Aventis Deutschland GmbH (“SADG”), the entity that operated the portion of the Transferred Activity in Germany, and on the other hand, Infraserv GmbH & Co. Höchst KG (“ISH”) and its affiliates (together with ISH, the “ISH Group”). The Transferred Activity is operated in the Höchst industrial park at Frankfurt am Main in Germany. The ISH Group owns all the land on which the Höchst industrial park is built, which it leases to the companies located in the industrial park, and provides various services to these companies. SADG is currently a shareholder of the ISH Group with a 30% equity stake.

SADG and the ISH Group have entered into various agreements regarding real-estate leasing and the supply of services by the ISH Group, particularly services relating to buildings, utilities and networks, IT, environmental, logistics and other services. Most of these agreements concerned both the Transferred Activity and the business retained in the scope of SADG. Consequently, on June 30, 2021, SADG and the ISH Group concluded several agreements with the goal of dividing and/or duplicating their agreements in order to create a separate set of agreements dedicated to the Transferred Activity and another set dedicated to the business retained by SADG. As part of the Prior Reorganization Transactions carried out in Germany, the agreements relating to the Transferred Activity were transferred to EUROAPI Germany GmbH, a subsidiary of the Company, with effect from November 1, 2021.

The main provisions of the agreements with the ISH Group in the context of the agreements relating to the Transferred Activity in Germany are presented below:

•

Some agreements provide for a right to adjust prices for the benefit of the ISH Group, in the event of change in the costs of the ISH Group resulting from a change of legislation, case law or administrative practice or in case of unexpected costs linked to the capital expenditures borne by the ISH Group.

•

The new lease (the “Lease Agreement”), pursuant to which EUROAPI Germany GmbH leases the majority of its buildings contains a clause providing for the right for ISH to request a temporary or permanent price adjustment, for ancillary costs, in an appropriate amount and after certain imposed procedures, in the event that other companies located in the industrial park are unable to pay their share of costs due to insolvency.

•

The ISH Group has requested a guarantee concerning the obligations provided for by the Lease Agreement in connection with the Transferred Activity, particularly the obligation to demolish the buildings when the lease expires. The Company, as the parent company of EUROAPI Germany GmbH, has granted a guarantee to cover these requests. In 2026, EUROAPI Germany GmbH will have to supply a bank guarantee, to supplement the guarantee granted by the Company, in the event that some of the Company’s financial performance indicators fall short of the thresholds agreed by the parties on that date. The guarantee granted by the Company and the bank guarantee are limited to €28.5 million, subject to the adjustment in case of the addition or withdrawal of the Lease Agreement for buildings, which is subject to a demolition obligation.

Pursuant to the Lease Agreement, EUROAPI Germany GmbH is required to pay for certain restoration costs in the event of the construction of new buildings by or for EUROAPI Germany GmbH (as for example, the excavation of contaminated soils) or demolition of existing buildings.

Furthermore, EUROAPI Germany GmbH is required, pursuant to the Lease Agreement, to bear 2.19% of the costs relating to protection measures against environmental damages for the entire Höchst industrial park. This obligation can be increased to 2.29% in the event the Company exercises its option to lease an additional building from ISH (the G 839 pilot plant).

In this context, SADG and EUROAPI Germany GmbH, have agreed, as part of the demerger agreement entered into at the end of the Prior Reorganization Transactions, that all liabilities including environmental ones related to the Lease Agreement will definitely be the responsibility of the Company.

Furthermore, SADG is required to bear certain environmental protection costs related to the Offheim, Aßlar and Lindenholzhausen external landfills, which were previously used for SADG activities. According to the terms of the demerger agreement, SADG has transferred a share of these obligations to EUROAPI Germany GmbH, within the limit of 5.97% of the respective total annual costs for the Offheim landfill and 14.24% of the respective total annual costs for the Aßlar and Lindenholzhausen landfills.

The environmental liabilities that may exist, with respect to other commitments and predating the Prior Reorganization Transactions, have been retained by SADG.

18.3	Agreements entered into with the Sanofi group and the Group as part of the Prior Reorganization Transactions for the future conduct of business

The Group’s related parties include the Company’s shareholders, non-consolidated subsidiaries, affiliated companies (equity-accounted investees) and entities on which the various Group executives have significant influence.

For the year ended December 31, 2021, sales to the Group’s customers other than Sanofi and sales to Sanofi accounted, respectively, for 54.4% and 45.6% of the Group’s consolidated revenue. By 2025, the Group expects sales to Sanofi to account for 30% to 35% of its consolidated revenue.

The figures detailing the relations with these related parties can be found in Note D.22 of the consolidated financial statements for the years ended December 31, 2021, 2020 and 2019, presented in Section 19.1 “Historical financial information” of the Prospectus.

In addition to the completion of the Prior Reorganization Transactions (see Section 7.1 “Description of the Prior Reorganization Transactions” of the Prospectus), it was agreed that the Company and its subsidiaries continue to maintain a set of contractual commercial relations with the Sanofi group from which they originate. In the context of the Prior Reorganization Transactions carried out in 2021, the Company and its subsidiaries have thus concluded with Sanofi and some of its subsidiaries agreements concerning:

•	The manufacture and supply of a number of APIs, intermediates and other substances.

•	The distribution of some APIs.

•	The provision of services.

•	The development of APIs or intermediates.

The Company and its subsidiaries have also concluded with Sanofi and some of its subsidiaries license agreements concerning intellectual property rights, as well as other ad-hoc agreements, particularly leases, in order to allow the parties to continue their activities and ensure the master agreements remain in effect.

The conclusion of these agreements is the outcome of independent negotiations between the Group’s teams and the Sanofi group teams.

18.3.1	Manufacturing and supply agreements for certain APIs

The global manufacturing and supply agreement

In addition to the completion of the Prior Reorganization Transactions (see Section 7.1 “Description of the Prior Reorganization Transactions” of the Prospectus), it was agreed that the Sanofi group will continue to benefit from the services supplied by the Company and its subsidiaries under the new terms concluded as part of the transactions. To this end, Sanofi Winthrop Industrie, a Sanofi group company, and EUROAPI France, each one acting in its own name and in the name and on behalf of their affiliates, signed on October 1, 2021, a manufacturing and supply agreement for APIs, intermediates and other substances (the “Global Manufacturing and Supply Agreement”) at fixed prices determined on the basis of market prices and sustainable for both parties, subject to the modulation mechanisms of the pricing policy described below, expiring five years after the Loss of Control of the Company by Sanofi. The Global Manufacturing and Supply Agreement, as amended on March 1, 2022, with effect as of February 25, 2022 (with the exception of certain provisions effective as of January 1, 2022), covers the manufacture and/or supply by the Company of 86 APIs and/or intermediates and/or substances required to manufacture the medication marketed by the Sanofi group or manufactured by Sanofi on behalf of its customers. The intellectual property rights relating to APIs, intermediates and/or other substances covered by the Global Manufacturing and Supply Agreement and those required for their manufacture are held by the Company and its subsidiaries, with the exception of some cases in which they are held by the Sanofi group. The parties shall notify their intention to renew the Global Manufacturing and Supply Agreement at least two years before the end of said agreement, and as from this notification, to negotiate in good faith the terms and conditions of the renewal of the agreement.

Pursuant to the Global Manufacturing and Supply Agreement, the Sanofi group shall exclusively source from the Group, on an established list of territories, for its requirements for APIs and/or intermediates and/or other substances covered by the Global Manufacturing and Supply Agreement, with the exception of certain products listed exhaustively and subject to certain exceptions related to legal constraints, the Group’s production capacities and the usual exceptions for such agreements. The exclusive sourcing obligation, which covers 42 APIs and/or intermediates and/or other substances, will be suspended in the event of foreseeable delay in the delivery of products for a duration comprised between one to three months with respect to the delivery date agreed upon by the parties or in the event of repeated incidents relating to product quality and consecutive to an identical cause. At Sanofi’s discretion, this obligation may be terminated, product by product, in the event of delay in the delivery of products over a period exceeding three months (or in case of repeated delays over a shorter period), in case of annual customer level below 50% or non-compliance of the pharmaceutical products manufactured by Sanofi with the applicable quality standards, and to the extent where the latter is attributable to the Group; or in order to comply with the European regulation applicable to vertical agreements. The monthly customer service level is the percentage of the number of orders considered compliant (in terms of on-time delivery, quantity and product lifespan) out of the total number of orders received during a given month. In the event that the customer service level on an annual basis falls below a threshold defined by the parties based on the year of performance of the contract, but that exceeds 50%, the Company may be required to pay Sanofi a penalty. The amount of the penalty shall be a mutually agreed percentage of the amount of non-conforming orders that deviate from the expected target (capped at 10%). The Global Manufacturing and Supply Agreement also provides for the Group’s obligation to exclusively supply the Sanofi group, limited to the 11 products listed and only in certain countries, with the exclusion of any other customer.

The terms of the Global Manufacturing and Supply Agreement include a price-volume corridor corresponding to an annual tiered compensation mechanism between the parties covering up and down fluctuations, beyond a threshold agreed upon by the parties, between the target revenue and the actual revenue related to Sanofi’s purchases for a number of APIs. The price-volume corridor mechanism which is applicable between January 1, 2022, and December 31, 2026, includes (i) a global compensation mechanism, i.e., compensation due by one party to the other if the difference between global actual revenue and reference global sales is outside the globally applicable corridor for the year in question, the magnitude of which shall increase in increments one time over the 2022-2026 period, and (ii) a subsidiary compensation mechanism for the benefit of the Group calculated at the level of each of the production sites, i.e., compensation will be due by Sanofi if the difference between the site’s actual revenue and the site’s reference sales falls outside the applicable site-wide corridor (for the first three years only), during the 2022-2024 period, the magnitude of which shall increase in increments one time. Reference sales refer to the quantity of sales corresponding to Sanofi’s expected purchases, defined by product covered by the price-volume corridor mechanism, by production site and by year. Actual revenue refers to, for a given year, the amount (in euros) of products for which Sanofi has received firm orders under the terms of the Global Manufacturing and Supply Agreement. Actual revenue includes the amount of products ordered by Sanofi within the limits of the capacity reservation clause described below, in the event that such order is refused by the Company. Any amounts paid under the Group’s performance clause or compensation mechanism in the event of a significant increase in the price of certain raw materials or the evolution of energy costs (as described below) are excluded in the determination of the amount of actual revenue.

The APIs and/or intermediates and/or other substances covered by the exclusive sourcing obligation and the price-volume corridor previously described represented 52% of the Group’s sales with Sanofi, on a restated basis, for the year ended December 31, 2021. In addition, the Group’s objective regarding Sanofi’s relative weight in total Group revenue by 2025 is presented in Section 11.2 “Medium-term outlook” of the Prospectus.

The Global Manufacturing and Supply Agreement also contains a capacity reservation clause in the Group’s production sites, for the benefit of Sanofi, corresponding to an annual minimum quantity of five APIs or manufacturing intermediates (THTP, Fexofenadine, Metamizol Na, Cyclopentane and Irbesartan) excluded from the exclusive sourcing obligation and the price-volume corridor, at fixed prices determined by the parties. In the event that Sanofi orders a quantity below the quantity agreed between the parties under the reservation clause, per API and for a given year, a compensation would be owed by Sanofi. Correlatively, the Global Manufacturing and Supply Agreement includes a maximum capacity clause beyond which the Company’s supply obligation to Sanofi shall cease. In the event that Sanofi orders a quantity exceeding the minimum quantity and lower than the maximum capacity but the Company does not deliver the said quantity, the Company could be compelled to pay Sanofi a penalty as specified in the contract.

The Global Manufacturing and Supply Agreement also includes several commitments from Sanofi in the event of sale by Sanofi to a third party of a finished product including an API manufactured by the Group, from a production site or a business segment concerning such finished product. In such event, the parties have undertaken to ensure that the buyer accepts to continue the relationship with the Group, as a manufacturer, according to the terms set out in the Global Manufacturing and Supply Agreement. As an exception, in certain cases, Sanofi may, at its discretion, act as an intermediary between the Group and the purchaser of the finished product, the production site or a business segment. If some sold finished products are covered by the capacity reservation clause described above, the rights and obligations of the Sanofi group will be transferred to the buyer, subject to certain exceptions.

Pursuant to the Global Manufacturing and Supply Agreement, Sanofi will have to compensate the Group in case of a significant increase in the price of certain key raw materials and solvents used to manufacture APIs and intermediates for Sanofi. This mechanism is applicable starting from 2022 and until the end of 2026. Pursuant to the latter, the Group will be entitled, in the event of an increase ranging between 20% and 50% of the price of certain raw materials and solvents with respect to their reference price set in 2020, to an indemnification, the amount of which will depend on this increase. In the event of an increase of over 50% of the price of these raw materials or solvents, the parties have agreed to negotiate a new indemnification mechanism in good faith.

The Global Manufacturing and Supply Agreement, as amended, contains a reciprocal sharing of energy costs (gas, electricity and steam) in relation to reference prices determined by the parties, for Sanofi’s portion of purchases. Under the terms of this agreement, in the event of a difference, calculated by energy source and at the level of each of the Group’s sites, between (i) the energy costs for a given year for the concerned energy source and (ii) the Group’s supply costs calculated on the basis of reference prices determined by the parties, a compensation will be due by energy source and by Group site for Sanofi’s portion of purchases, by Sanofi in the event of additional costs for EUROAPI and by EUROAPI in the event of a gain on the price of energy by Group site and by energy source. In addition, in the event of an increase of more than 10% in the quantities of energy used, the Group will be compensated only up to the percentage increase in product sales to Sanofi. This energy cost sharing mechanism is applicable from January 1, 2022, to December 31, 2026.

The Global Manufacturing and Supply Agreement contains a performance clause corresponding to the annual retrocession by the Company, as from 2022 and until the end of 2026, for a portion of the fixed and variable cost savings made by the Company on the cost of APIs, intermediates and other substances sold to Sanofi, the amount of which has been previously agreed upon by the parties on the basis of the actual business volume and the savings relating to the industrial performance and raw materials supply, subject to certain adjustments. The amount of the annual retrocession, which shall be a low single-digit percentage of total annual revenue made with the Sanofi group, will be insignificant and increase steadily through 2026.

The Global Manufacturing and Supply Agreement does not provide for early redemption and/or cancellation in the event of a change of control of the Company. It is governed by French law. Any dispute arising out of or in connection with the Global Manufacturing and Supply Agreement shall be submitted to arbitration under the rules of the International Chamber of Commerce.

Reverse Manufacturing and Supply Agreements

In connection with the completion of the Prior Reorganization Transactions, a number of agreements were also entered into, effective on October 1, 2021. Under these agreements, some Sanofi group companies will have to supply certain services relating to the manufacture of APIs to the Group’s companies (the “Reverse Manufacturing and Supply Agreements”). They include:

•

A first agreement, as amended, in force until December 31, 2023, and renewable by mutual consent, pursuant to which Sanofi Chimie, acting as sub-contractor, will continue to manufacture a number of APIs belonging to a commercial partner of the Group, and will supply EUROAPI France.

•

A second agreement, in force until December 31, 2024, pursuant to which Sanofi Chimie, as the sub-contractor, will be in charge of the manufacture of B12 derivative salts on behalf of EUROAPI France. The contract stipulates that the technology transfer free of charge to the Group must be completed no later than at the end of the contract.

•

A third agreement, in force for five years after the Loss of Control of the Company by Sanofi, and renewable by mutual consent, pursuant to which Sanofi Chimie, as the sub-contractor, will continue to manufacture a number of APIs on behalf of Francopia.

Special agreement between the Group and the Sanofi group related to the packaging of pharmaceutical products

In addition to the Prior Reorganization Transactions, EUROAPI UK and Genzyme Europe BV, a Sanofi subsidiary, each one acting in its name and in the name of its subsidiaries, reached an agreement pursuant to which EUROAPI UK (and/or each of its concerned subsidiaries), acting as a Sanofi group sub-contractor, shall have to package, control and release Sanofi group pharmaceutical products. This agreement, as amended on February 28, 2022, became effective on January 1, 2022, for a period of five years starting from the Loss of Control of the Company by Sanofi.

18.3.2	Special agreements between the Group and the Sanofi group relating to the development of APIs

EUROAPI France and Sanofi-Aventis Research and Development (each one acting in its name and in the name of its affiliates) concluded on October 1, 2021, a master agreement for development and GMP manufacturing services (the “Master Agreement for Development and GMP Manufacturing Services”) pursuant to which each of the parties acting, as appropriate, as either service provider or beneficiary of the services relating to the development and/or improvement of the manufacturing processes of certain APIs or intermediates. Furthermore, EUROAPI France entered into a similar development agreement with the Opella Healthcare Group SAS (subsidiary of the Sanofi group’s general public health business). As part of these agreements, the Group is developing new chemical entities in Sanofi’s R&D portfolio, including a Tolebrutiniban intermediate currently in Phase 3 for multiple sclerosis, the peripheral chain and ligand of Tusamitamab ravtansine, an antibody-drug conjugate currently in Phase 3 in non-small cell lung cancer, or the development of a cationic lipid for certain messenger RNA vaccines being developed by Sanofi Pasteur. In accordance with these agreements, the parties can also enter into special agreements to define the specific rules concerning in particular capital expenditures, the intellectual property rights of the parties, order and/or manufacture projections and commitments for certain molecule volumes or prices. These agreements are concluded for an indefinite period, with each party having a right to terminate it at any time subject to compliance with a three-month notice period.

The Master Agreement for Development and GMP Manufacturing Services and the development agreement entered into with Opella Healthcare Group SAS provide that each present and future molecule development/manufacturing project on behalf of Sanofi or Opella Healthcare Group SAS under these contracts will be the subject of a specific application contract setting out the precise terms of the project. It is specified that Sanofi and Opella Healthcare Group SAS will have the opportunity, assessed for each application contract, to terminate any specific application contract for the development/manufacture of a molecule taken in the context of these agreements, in the event of a takeover of more than 50% of the Company by a third party company that itself develops or sells a molecule or a competing product of the molecule developed/manufactured by the Group on behalf of Sanofi or Opella Healthcare Group SAS. The parties may waive this principle or specify the notion of competitor, application contract by application contract and molecule by molecule.

18.3.3	Distribution agreements for certain APIs

EUROAPI France and Sanofi Chimie (each acting in its name and in the name of its affiliates) reached a distribution agreement for APIs belonging to the Sanofi group (the “Distribution Agreement”), effective as of October 1, 2021, for a period of five years starting from the Loss of Control of the Company by Sanofi and renewable by mutual consent. Pursuant to the Distribution Agreement, as amended on February 25, 2022, and with effect as of its execution date, the Company undertakes to distribute 22 APIs, including Clopidogrel, antihistamines (promethazine and alimenazine) and insulin, as a non-exclusive retailer for Sanofi. In accordance with the Distribution Agreement, the prices at which EUROAPI France purchases the APIs are determined by the parties and are fixed for the duration of the agreement, except for two products. The Distribution Agreement mainly covers the distribution by the Group of APIs in Europe and depending on the relevant products, certain other countries and territories, mainly the United States, Japan, South Korea, Russia and India.

Pursuant to the Distribution Agreement and during the initial term of this agreement, Sanofi has undertaken, in the name and on behalf of its affiliates, not to establish a dedicated in-house commercial organization aimed at promoting the sale of APIs and not to conclude any new global distribution agreement with a third party, which could in each of these cases directly compete with the distribution by the Group of APIs covered by the Distribution Agreement, provided that some exceptions related to (i) the direct sale of APIs manufactured by the Sanofi group, in compliance with the European regulation applicable in vertical agreements; (ii) compliance with existing Sanofi group contractual obligations to third parties (particularly partners or license holders) not transferred to the Group or the renewal of the latter; and (iii) the conclusion or completion by Sanofi of certain transactions, such as mergers, acquisitions or sales, directly or indirectly related to APIs.

Furthermore, EUROAPI France and Sanofi Aventis Singapore, each acting in its name and on behalf of its affiliates, have signed a distribution agreement pursuant to which Sanofi Aventis Singapore will distribute and sell in South Korea some APIs manufactured by EUROAPI France and its affiliates. The distribution agreement, which became effective on November 1, 2021, is entered into for five years starting from the Loss of Control of the Company by Sanofi. This agreement is not exclusive, except for the API Glymepiride.

18.3.4	Service supply agreements

At the same time as the completion of the Prior Reorganization Transactions and the carve-out of the Transferred Activity (see Section 7.1 “Description of the Prior Reorganization Transactions” of the Prospectus), Sanofi and the Company agreed that it would be necessary for each of them to continue benefiting, following the Prior Reorganization Transactions, from a number of services that the other party or its group used to provide it before the Prior Reorganization Transactions. In this respect, Sanofi and the Company or some of their affiliates have entered into (i) transitional services agreements and (ii) long-term services agreements.

Transitional services agreements

Sanofi and the Company (acting in their own name and in the name and on behalf of their affiliates) have concluded, with effect from October 1, 2021, two transitional services agreements (the “Transitional Services Agreements”).

•

One under which Sanofi or its affiliates provide(s) services to the Group, including services related to IT and digital solutions, microbiological analysis, operation of climate-controlled rooms for sample storage, health, safety and environmental compliance, management and accounting.

•

Another under which the Group provides services to Sanofi or its affiliates and in particular services related to raw materials handling and management, water analysis and the analysis of nitrosamine samples (ICH M7).

Each of the two Transitional Services Agreements will end at the expiration of the last statement of works completed in accordance with its terms, at the end of a three-year period, subject to the extension of a statement of works by the parties beyond that date.

Services Agreements

Sanofi and the Company, directly or through their affiliates, have concluded the following main services agreements (the “Services Agreements”).

(i).

Two agreements concluded for a period of five years, effective on November 1, 2021, between EUROAPI France and Sanofi Chimie, on the one hand, and EUROAPI Germany GmbH and Sanofi, on the other hand, and relating to the reciprocal supply, storage and distribution of the reference standards related to the APIs or intermediates and required for the production of dosages concerning the APIs and the finished drug products containing these APIs.

(ii).

An agreement with effect from November 1, 2021, to December 31, 2025, and concerning the supply by Sanofi-Aventis Deutschland GmbH to EUROAPI Germany GmbH of logistics services relating to certain activities carried out at the Frankfurt industrial sites.

Furthermore, by the end of the first half of 2022, Sanofi and the Company planned to conclude a five-year contract pertaining to the supply, by Sanofi-Aventis Deutschland GmbH to EUROAPI Germany GmbH, of services relating to the completion of a specific analytical control required for the release of Lixisenatide batches.

18.3.5	License agreements

In addition to the completion of the Prior Reorganization Transactions, the Company and its subsidiaries have entered into intellectual property license agreements. All of these agreements are valid for the duration of the protection of the licensed intellectual property rights:

•

A non-exclusive and free license between the Company and Sanofi concerning the intellectual property rights transferred by Sanofi to the Company and its subsidiaries pursuant to which the Company gives a license to Sanofi and its affiliated companies to use the intellectual property rights transferred in the context of their activities other than the production of APIs for which the intellectual property rights belong to the Company or its subsidiaries under the Prior Reorganization Transactions.

•

A non-exclusive and free license between EUROAPI UK and Genzyme Cooperation, a Sanofi group company, specifically concerning the Sevelamer API, pursuant to which EUROAPI UK gives a license to Genzyme Corporation for the use of the intellectual property rights transferred in order to allow Sanofi to continue to comply with the agreement entered into with a third party granting the latter a right of use concerning both the API and the drug product using Sevelamer.

•

A non-exclusive and free license between EUROAPI Germany and Opella Healthcare Group (Sanofi’s affiliate) specifically concerning the Fexofenadine API, pursuant to which EUROAPI Germany grants a license to Opella Healthcare Group for the use of the transferred intellectual property rights solely for the purpose of allowing Sanofi to directly or indirectly manufacture, market, sell and/or distribute a specific form of Fexofenadine and any finished pharmaceutical product using said substance.

•

A non-exclusive license between EUROAPI Hungary and Sanofi specifically concerning the API Irbesartan, pursuant to which Sanofi will grant EUROAPI Hungary a right of use to the intellectual property rights relating to Irbesartan, in consideration for royalties (at a mid-single digit percentage (middle of range) of total annual revenue made with customers other than the Sanofi group) and solely for the purpose of allowing EUROAPI Hungary or its affiliates to directly or indirectly manufacture, market, sell and/or distribute the corresponding API manufactured at the Ujpest site in Hungary.

•

A non-exclusive and free license between the Company and Sanofi regarding some know-how not exclusively related to the transferred activity but used in connection thereto (as specified in the license agreement), pursuant to which Sanofi will grant the Company and its subsidiaries a right to use such know-how in connection with its present or future activities.

As part of the admission to trading of the Company’s shares on the regulated market of Euronext Paris, it is planned that, as from the admission of the Company’s shares to trading on the regulated market of Euronext Paris, the Group’s companies shall cease to use the name “Sanofi”, subject to grace periods in order to cover certain specific situations.

18.4	Other relationships with related parties

18.4.1	Tax agreements

As of the date of the Prospectus, the Company and its Subsidiaries in France belong to the Sanofi SA tax consolidation group and have concluded with the latter a tax consolidation agreement governing the contribution of the Company and its French subsidiaries to the various overall taxes for which Sanofi SA is the sole taxpayer as the head of the group. The Company’s proposed initial listing on the regulated market of Euronext Paris will result in removing the Company and its relevant subsidiaries from the Sanofi SA tax consolidation with retroactive effect as of January 1, 2022. As a result, the existing tax consolidation agreement shall be terminated. The Company and its subsidiaries belonging to the Sanofi SA tax group will conclude, after the Company’s initial listing, a tax consolidation exit plan, which will have substantially the same terms as the draft instrument appended to the Master Carve-Out Agreement, for the purpose of specifying the consequences of the exit and planning the reciprocal relations resulting therefrom between Sanofi SA and the exiting companies. This agreement will mainly provide that (i) Sanofi SA will retain the burden of reintegrations related to the exit of the Company and its subsidiaries from the tax group, and (ii) that the exiting companies will bear the consequences of any proposed adjustments to their results for the period during which they were members of the tax group under the same conditions as if they had not been integrated (no adjustments or major tax disputes have been identified as of the date of the Prospectus). The tax consolidation exit agreement will also govern the conditions for making advance tax payments on the companies and additional contributions payable in 2022.

As from January 1, 2023, a tax consolidation group will be created between the Company and its subsidiaries in France for which it will hold at least 95% of the capital. The creation of this group will lead to the conclusion of tax consolidation agreements between the Company and each of the member companies of this integration group to settle the contribution of the subsidiaries to the overall tax for which the Company will become the sole taxpayer as the new head company of the group.

18.5	Special reports of the statutory auditors on regulated agreements for the years 2021, 2020 and 2019

The Company was incorporated on November 10, 2020. During the years ended December 31, 2021 and 2020, the Company was incorporated as a simplified joint-stock company (société par actions simplifiée) and was wholly-owned by Sanofi and therefore exempt from the requirement to provide a special report by the statutory auditors on regulated agreements for those years.

19.	FINANCIAL INFORMATION

19.1	Historical financial information

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position – Assets

Consolidated Statement of Financial Position – Equity and Liabilities

Consolidated Income Statements

Consolidated Statements of Comprehensive Income

Consolidated Statements of Changes in Equity

Consolidated Statements of Cash Flows

Notes to the financial statements

A. Basis of preparation of the financial statements

B. Significant accounting policies

C. Principal agreements

D. Presentation of the financial statements

E. Events subsequent to December 31

F. List of the principal companies included in the scope of consolidation during 2021

G. Prior Reorganization Transactions

H. Report of the statutory auditors

Consolidated Statement of Financial Position – Assets

(€ million)	Note	December 31, 2021	December 31, 2020	December 31, 2019
Property, plant and equipment	D.2.1.	586.1	542.0	525.4
Right-of-use assets	D.2.2.	45.6	43.8	47.7
Intangible assets	D.3.	26.8	5.5	3.8
Other non-current assets (a)	D.22.	9.7	0.1	0.1
Deferred tax assets	D.4.	45.3	26.1	25.6

Non-current assets		713.5	617.5	602.6

Inventories	D.5.	569.5	584.1	596.9
Accounts receivable	D.6.	238.9	194.7	204.4
Other current assets	D.7.	75.5	51.3	39.9
Other current financial assets	D.22.	10.9	153.4	132.8
Cash and cash equivalents (b)		10.3	0.1	0.0

Current assets		905.0	983.6	974.0

Total assets		1,618.5	1,601.0	1,576.7

(a)	See Note C, “Principal agreements” and Note D.22.
(b)

As of December 31, 2021, this line item includes cash and cash equivalents held by EUROAPI subsidiaries. Before completion of the Prior Reorganization Transactions, financing was mainly provided by the Sanofi group (see Note A.3.3.).

Consolidated Statement of Financial Position – Equity and Liabilities

(€ million)	Note		December 31, 2021	December 31, 2020	December 31, 2019
Equity attributable to equity holders of EUROAPI	D.21.		1,011.4	989.3	1,018.1
Equity attributable to non-controlling interests			—	—	—

Total equity			1,011.4	989.3	1,018.1

Non-current lease liabilities	D.9.		18.7	15.4	17.8
Provisions	D.10.		195.0	219.6	217.8
Other non-current liabilities	D.11.		—	0.3	0.2
Deferred tax liabilities	D.4.		5.6	11.2	10.2

Non-current liabilities			219.4	246.4	246.1

Accounts payable	D.12.		189.6	131.1	120.4
Other current liabilities	D.13.		192.7	176.3	145.7
Current lease liabilities	D.9.		4.0	2.2	2.2
Short-term debt and other financial liabilities	D.22.	(a)	1.4	55.8	44.2
Current liabilities			387.7	365.3	312.5

Total equity and liabilities			1,618.5	1,601.0	1,576.7

(a)	These balances relate to transactions with related parties as of December 31, 2020 and 2019.

Consolidated Income Statements

(€ million)	Note	2021	2020	2019
Net sales		892.8	944.6	915.8

Cost of sales		(783.7)	(854.1)	(828.2)

Gross profit		109.1	90.4	87.6

Selling and distribution expenses		(34.0)	(26.9)	(25.2)
Research and development expenses	D.15.	(17.0)	(19.9)	(16.3)
Administrative and general expenses		(55.4)	(42.7)	(39.3)
Other operating income	D.16.	4.2	1.3	1.4
Other operating expenses	D.17.	(5.4)	(10.6)	(8.8)
Restructuring costs and similar items	D.18.	(13.4)	(2.4)	0.1
Other gains and losses, and litigation	.	(0.9)	—	—

Operating income/(loss)		(12.8)	(10.8)	(0.5)

Financial expenses	D.19.	(2.1)	(1.9)	(3.3)
Financial income	D.19.	0.2	1.0	0.8

Income before taxes	D.20.	(14.6)	(11.8)	(3.1)

Income taxes	D.20.	(1.2)	5.5	5.6

Net income/(loss)		(15.8)	(6.3)	2.5

Attributable to equity holders of EUROAPI		(15.8)	(6.3)	2.5
Attributable to non-controlling interests		—	—	—

Average number of shares outstanding (million) (a)		90.0	90.0	89.9
Average number of shares after dilution (million) (a)		90.0	90.0	89.9
- Basic earnings per share (in euros)		(0.18)	(0.07)	0.03
- Diluted earnings per share (in euros)		(0.18)	(0.07)	0.03

(a)

Earnings per share as disclosed in these consolidated financial statements is calculated on the basis of the average number of EUROAPI shares outstanding as derived from the retrospective recognition of the EUROAPI Prior Reorganization Transactions for all of the periods presented (see Note A.2.). Diluted earnings per share for periods in which there was a net loss is presented as equivalent to basic earnings per share.

Consolidated Statements of Comprehensive Income

(€ million)	2021	2020	2019
Net income/(loss)	(15.8)	(6.3)	2.5

Attributable to equity holders of EUROAPI	(15.8)	(6.3)	2.5

Attributable to non-controlling interests	—	—	—
Other comprehensive income:
- Actuarial gains/(losses) (a)	(2.6)	(12.4)	(11.6)
- Change in fair value of equity instruments	—	—	—
- Tax effects	2.4	2.0	2.6

Sub-total: items not subsequently reclassifiable to profit or loss (A)	(0.2)	(10.4)	(9.0)

- Currency translation differences (b)	30.9	(24.1)	9.8
- Tax effects	—	—	—

Sub-total: items subsequently reclassifiable to profit or loss (B)	30.9	(24.1)	9.8

Other comprehensive income for the period, net of taxes (A+B)	30.7	(34.4)	0.8

Comprehensive income	14.9	(40.7)	3.3

Attributable to equity holders of EUROAPI	14.9	(40.7)	3.3
Attributable to non-controlling interests	—	—	—

(a)

For 2021, this line corresponds to changes in post-employment benefit obligations subsequent to the date of transfer of those obligations to EUROAPI on completion of the Prior Reorganization Transactions carried out in 2021.

(b)

Currency translation differences were reclassified to equity as of January 1, 2019 under the exemption permitted by paragraph D.13. of IFRS 1 (see Note A.3.1.). Currency translation differences in subsequent periods arose primarily on the pound sterling (GBP) and Hungarian forint (HUF).

Consolidated Statements of Changes in Equity

(€ million)	Share capital (c)	Reserves related to share capital (c)	Stock options and other share- based payments	Other comprehensive income	Other equity items	Attributable to equity holders	Attributable to non-controlling interests	Total equity
Balance at January 1, 2019	89.9	1,778.2	1.5	—	(908.2)	961.3	—	961.3

Other comprehensive income for the period	—	—	—	9.8	(9.0)	0.8	—	0.8
Net income/(loss) for the period	—	—	—	—	2.5	2.5	—	2.5

Comprehensive income for the period	—	—	—	9.8	(6.5)	3.3	—	3.3

Dividend paid out of 2018 earnings	—	—	—	—	(6.2)	(6.2)	—	(6.2)
Share-based payment (a)	—	—	1.4	—	—	1.4	—	1.4
Net contribution of Sanofi equity holders to the EUROAPI group (b)	—	—	—	—	58.3	58.3	—	58.3

Balance at December 31, 2019	89.9	1,778.2	2.9	9.8	(862.7)	1,018.1	—	1,018.1

Other comprehensive income for the period	—	—	—	(24.1)	(10.4)	(34.4)	—	(34.4)
Net income/(loss) for the period	—	—	—	—	(6.3)	(6.3)	—	(6.3)

Comprehensive income for the period	—	—	—	(24.1)	(16.7)	(40.7)	—	(40.7)

Dividend paid out of 2019 earnings	—	—	—	—	(4.7)	(4.7)	—	(4.7)
Capital increase	0.1	—	—	—	—	0.1	—	0.1
Share-based payment (a)	—	—	1.6	—	—	1.6	—	1.6
Net contribution of Sanofi equity holders to the EUROAPI group (b)	—	—	—	—	15.0	15.0	—	15.0

Balance at December 31, 2020	90.0	1,778.2	4.5	(14.3)	(869.0)	989.3	—	989.3

Other comprehensive income for the period	—	—	—	30.9	(0.2)	30.7	—	30.7
Net income/(loss) for the period	—	—	—	—	(15.8)	(15.8)	—	(15.8)

Comprehensive income for the period	—	—	—	30.9	(16.0)	14.9	—	14.9

Share-based payment (a)	—	—	1.8	—	—	1.8	—	1.8
Net contribution of Sanofi equity holders to the EUROAPI group (b)	—	—	—	—	5.5	5.5	—	5.5

Balance at December 31. 2021	90.0	1,778.2	6.3	16.6	(879.6)	1,011.4	—	1,011.4

(a)	This line item corresponds to compensation plans based on shares of the Sanofi group.
(b)

The contribution of Sanofi equity holders to the EUROAPI group recognized within equity (see Note A.3.4.) represents the corresponding entries for related party transactions (see Note D.22.) before the Prior Reorganization Transactions, and the effects of the Prior Reorganization Transactions (see Note A.2.).

(c)

EUROAPI carried out a capital increase of €1,868.0 million via the issuance of 89,850,000 new €1 par value shares (see Note D.21.), as consideration for the net assets received via the Prior Reorganization Transactions. Because of the uninterrupted control exercised by Sanofi, this increased share capital is presented retrospectively with effect from January 1, 2019 (see Note A.2.).

Consolidated Statements of Cash Flows

(€ million)	Note	2021	2020	2019
Net income/(loss) attributable to equity holders of EUROAPI		(15.8)	(6.3)	2.5

Depreciation, amortization and impairment of property, plant and equipment, intangible assets and right-of-use assets		76.0	72.2	58.6
(Gains)/losses on asset disposals, net of tax		0.0	(0.0)	(0.4)
Net change in deferred taxes		(17.1)	(16.7)	(20.8)
Net change in non-current provisions and other non-current liabilities		(2.2)	(4.5)	10.2
Cost of employee benefits (stock options and other share-based payments)		1.8	1.6	1.4
Other profit or loss items with no cash effect		(0.1)	(0.4)	0.3

Operating cash flow before changes in working capital		42.6	45.9	51.8

(Increase)/decrease in inventories		14.0	6.2	1.2
(Increase)/decrease in accounts receivable (a)		(131.0)	5.1	(30.3)
Increase/(decrease) in accounts payable (a)		88.9	11.9	(1.1)
Net change in other current assets and other current liabilities		57.2	27.7	13.3

Net cash provided by/(used in) operating activities		71.5	96.8	34.9

Acquisitions of property, plant and equipment and intangible assets	D.2/D.3	(88.6)	(88.4)	(81.8)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax		0.7	0.1	0.7

Net cash provided by/(used in) investing activities		(87.9)	(88.3)	(81.2)

Capital increase		—	0.1	—
Dividends paid to equity holders of EUROAPI		—	(4.7)	(6.2)
Repayment of lease liabilities		(2.5)	(2.6)	(2.6)
Net change in short-term debt		1.3	—	—
Net contribution of Sanofi equity holders to the consolidated group (b)		27.8	(1.2)	54.9

Net cash provided by/(used in) financing activities		26.5	(8.4)	46.2

Net change in cash and cash equivalents		10.3	0.1	(0.1)
Cash and cash equivalents, beginning of period		0.0	0.0	0.1
Cash and cash equivalents, end of period		10.3	0.1	0.0

(a)

As part of the Prior Reorganization Transactions, certain receivables and payables were not transferred, and were netted out at that date via equity. Consequently, movements on these lines for 2021 reflect the reconstitution of those working capital items in respect of the non-transferred receivables and payables associated with EUROAPI activities further to the reorganization (see Note A.2.).

(b)	For 2021, this amount corresponds to the situation vis-à-vis the controlling entity up to and including the completion date of the Prior Reorganization Transactions (see Note A.3.3.).

Notes to the financial statements

Introduction

The Sanofi group, a global healthcare leader, intends to proceed with an initial public offering (IPO) on Euronext Paris of part of its activities involving the development, manufacturing, commercialization and distribution of active pharmaceutical ingredients (API), focused primarily on sales of API to third parties outside the Sanofi group.

The proposed IPO, scheduled to take place in the first half of 2022 subject to market conditions, aims to create a standalone business developing, manufacturing, commercializing and distributing API to serve the pharmaceutical industry.

This new group (hereinafter “EUROAPI”) comprises (i) six specialist API manufacturing sites in five European countries (France, Germany, UK, Italy and Hungary); (ii) a number of development platforms, the two largest of which are housed at the sites in Hungary and Germany; (iii) a commercial network responsible for worldwide distribution and commercialization of a portfolio of approximately 200 active pharmaceutical ingredients; and (iv) development and business management teams responsible for those activities within Sanofi.

Those activities – historically carried on by various Sanofi group subsidiaries, some of which carry on activities outside the scope of the IPO – were separated from the rest of Sanofi’s activities and combined within a standalone legal structure on completion of a series of legal reorganizations (the “Prior Reorganization Transactions”) carried out by Sanofi, the controlling entity.

Subsequent to the Prior Reorganization Transactions, which had been completed in full as of December 31, 2021, the EUROAPI group (the “Group”) is constituted of EUROAPI, a société par actions simplifiée (a simplified form of limited liability company) with its registered office at 15 rue Traversière, 75012 Paris, France, and of subsidiaries owned by EUROAPI.

The consolidated financial statements of EUROAPI for the years ended December 31, 2021, 2020 and 2019 have been prepared in connection with the proposed admission of EUROAPI shares to trading on the Euronext Paris regulated market.

The next section describes the basis of preparation of the consolidated financial statements for the year ended December 31, 2021, including the accounting conventions applied (Note A.3.).

A. Basis of preparation of the financial statements

A.1. International financial reporting standards (IFRS)

The consolidated financial statements have been prepared in compliance with international financial reporting standards (IFRS) as endorsed by the European Union as of December 31, 2021. The term “IFRS” refers collectively to international accounting and financial reporting standards (IASs and IFRSs) and to interpretations of the interpretations committees (SIC and IFRIC) with mandatory application as of December 31, 2021.

The consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 were closed off by EUROAPI on February 8, 2022.

The amounts shown in the consolidated financial statements are presented in millions of euros unless otherwise indicated.

A.2. Prior Reorganization Transactions carried out during 2021

The EUROAPI group of businesses, comprising the EUROAPI activities historically carried on by and housed within dedicated and non-dedicated subsidiaries controlled by Sanofi, was subject to a legal reorganization in 2021 in order to prepare for the proposed admission of EUROAPI shares for trading on the Euronext Paris regulated market.

That legal reorganization mainly took the form of transfers of shares and/or assets relating to substantially all of the assets and liabilities associated with EUROAPI activities to the legal entities of the newly-constituted group.

Subsequent to the completion of those transactions, as of December 31, 2021 EUROAPI owned all of the subsidiaries constituting the EUROAPI group.

The scope of consolidation of the EUROAPI group is presented in Note F.

The reorganization constitutes a business combinations under common control within the meaning of IFRS 3.

In the absence of any specific IFRS pronouncements on accounting for transactions between entities under common control, EUROAPI opted to account for such transactions on the basis of the historical carrying amounts of the assets and liabilities transferred in the reorganization.

For details of the combinations of entities under common control, refer to Note G.

Consequently, those transactions had no effect on continuity of control over the EUROAPI activities with reference to IFRS 10, control having historically been exercised by Sanofi. Given those circumstances, the effects of those transactions between entities under common control are reflected retrospectively in the EUROAPI consolidated financial statements, as if the legal reorganization had taken place on January 1, 2019.

In connection with the Prior Reorganization Transactions, Sanofi and EUROAPI signed a Master Carve Out Agreement effective October 1, 2021, setting out the general principles and arrangements for completion of the Prior Reorganization Transactions such as (i) determination of the scope of the Sanofi group’s API development, manufacturing, commercialization and distribution activities included in the carve out and transferred to the EUROAPI group; (ii) the assets and liabilities transferred, and any specific arrangements applicable to such transfers; (iii) rules governing indemnification between the parties; and (iv) undertakings between the parties to co-operate (see Note C).

Under the terms of the Master Carve Out Agreement, certain assets and liabilities that were allocated to the EUROAPI group in advance of the Prior Reorganization Transactions and presented in the historical financial information were not contributed by the controlling entity. In the EUROAPI consolidated financial statements, the reorganization was in some cases reflected by contributions and distributions of equity. Consequently, these transactions with the parent entity have been treated as transactions between shareholders; the non-transferred assets and liabilities were deemed to have been netted off on completion of the Prior Reorganization Transactions and reflected in equity.

A.3. Historical financial information

A.3.1. First-time preparation of financial information under IFRS

As part of the process of preparing for the IPO, combined financial statements for the years ended December 2020 and 2019 have already been prepared for this scope.

Those combined financial statements were closed off by EUROAPI on December 15, 2021.

The financial statements of EUROAPI for the years ended December 31, 2020 and 2019 were its first financial statements to have been prepared under IFRS. They were prepared in accordance with IFRS 1 (First-time Adoption of International Financial Reporting Standards).

The principal positions adopted by EUROAPI for those financial statements were:

•

Assets and liabilities attributable to EUROAPI were measured at their historical carrying amount as derived from the Sanofi financial statements, under the option permitted in paragraph D16(a) of IFRS 1.

•

Consequently, the assets and liabilities of EUROAPI were measured on the basis of Sanofi’s date of transition to IFRS (January 1, 2005) before adjustments made for the consolidation procedures of the Sanofi group, in particular adjustments arising from the application of IFRS 3 (Business

Combinations) to legal entities included in the scope of combination (such as fair value adjustments to identifiable assets and liabilities and the recognition of goodwill). In the absence of any changes in scope during the years presented and ended December 31, 2020 and December 31, 2019 (see Notes D.1. and G), no adjusting entries were identified as a result of applying that option. The same applies to the period prior to January 1, 2019.

•	Cumulative currency translation differences accounted for in reserves in the opening statement of financial position were deemed to be zero, under the option permitted in paragraph D13(a) of IFRS 1.

The financial statements were prepared without taking into account events after the end of the aforementioned reporting periods that might affect the estimates and judgements made by management during the periods presented, in accordance with IAS 10 (Events After the Reporting Period).

Intercompany transactions between EUROAPI group entities other than share-based transactions were eliminated, while transactions between the EUROAPI group and the Sanofi group were reported as related party transactions.

The consolidated financial statements include allocated indirect costs, mainly comprising administrative and general expenses incurred by Sanofi for the benefit of EUROAPI activities prior to the legal reorganizations of 2021.

The accounting policies described below have been applied consistently for all periods presented, including in the opening financial position as of January 1, 2019.

A.3.2. Basis of preparation of the statement of comprehensive income

Previously to the Prior Reorganization Transactions, past transaction flows which related to EUROAPI activities, and which constitute transactions for legal purposes recorded in the Sanofi financial statements, were attributed directly to the EUROAPI group in the consolidated financial statements.

In some specific circumstances, the EUROAPI statements of comprehensive income reflect accounting conventions applied in the absence of past transaction flows, or where it was not possible to attribute transactions directly to EUROAPI.

The principles of combination applied in the EUROAPI statement of comprehensive income in such circumstances are described and presented below.

Revenue from EUROAPI activities generated with the Sanofi group

Revenue from EUROAPI activities, generated by sales of active pharmaceutical ingredients manufactured by EUROAPI industrial sites for incorporation into medicines commercialized by the Sanofi group, also includes the following transactions:

Intra-legal-entity sales between activities in the EUROAPI combination and the Sanofi group

Transactions carried out within a single legal entity between (i) industrial sites within the EUROAPI scope of combination and (ii) Sanofi pharmaceutical sites do not constitute a transaction for legal purposes. However, such transactions have been identified and recorded as deemed transactions between EUROAPI and the Sanofi group in the EUROAPI statement of comprehensive income.

Such transactions are measured at the transfer price used by the Sanofi group for similar transactions as of the date of the transaction, in accordance with the currently applicable transfer pricing policy.

Distribution by EUROAPI to third parties of active ingredients manufactured by Sanofi

Sales transactions between Sanofi group entities are measured at the historical internal transfer price, in accordance with the transfer pricing policy. The operating profit accruing to EUROAPI entities involved in transactions between Sanofi group entities is determined by reference to the risks and responsibilities assumed within the Sanofi group. Consequently, revenue derived from the distribution to other customers of active ingredients manufactured by the Sanofi group includes internal redistributions of profits between Sanofi group entities, so as to reflect the level of consideration arising from the distribution activities carried on by EUROAPI within the Sanofi group.

Cost of sales of products purchased from Sanofi

Purchases of products manufactured by Sanofi and sold by EUROAPI

EUROAPI’s cost of goods sold reflects the historical cost of sales as recognized in the Sanofi group financial statements. The purchase cost of active ingredients manufactured by Sanofi and commercialized by EUROAPI is the historical Sanofi group internal transfer price. In cases where the historical Sanofi transfer price is determined so as to give consideration for the roles of both manufacturer and intellectual property rights holder, the historical transfer price has been allocated such that the cost of goods sold reflects the distribution margin granted as consideration for EUROAPI’s distribution activities.

Purchases of services between EUROAPI group activities and Sanofi carried out within the same legal entity

The cost of goods sold reflected in the EUROAPI statement of comprehensive income represents the historical cost recognized in the Sanofi financial statements, which takes account of the cost of activities outsourced to Sanofi within a single legal entity.

Such transactions are measured at the transfer price used by the Sanofi group as of the date of the transaction.

Other operating expenses

In order to reflect the total historical cost of EUROAPI activities, Sanofi resources and infrastructure shared with EUROAPI have been allocated based on the use made of them by EUROAPI.

The principles used for such allocations were designed to reflect the nature of the underlying expenses, so as to ensure they were relevant and consistently applied for all periods presented. Consequently, allocation principles were determined for each function involved. For example, full time equivalent (FTE) allocated hours per Sanofi employee whose service benefits EUROAPI activities was determined to be an appropriate basis for allocating the costs of the Sanofi group’s global support functions. Allocation formulae based on business activity or size, such as net sales, purchases, value added (for industrial sites) or total assets, were used for that purpose.

Such allocations relate primarily to the following global support functions:

•	industrial support activities such as Health, Safety & Environment (HSE), global quality, and industrial excellence;

•	costs incurred on REACH regulatory compliance incurred in the period;

•

other support functions (such as legal affairs, finance, information systems, communications, human resources and facilities management), and expenses related to customer relationship management, order processing, and procurement;

•	insurance and risk coverage programs including property and loss of profits, public liability, product liability, inventory and goods-in-transit cover, and environmental risks; and

•	centralized cash pooling, including netting arrangements and hedging of foreign exchange risk.

Social security charges incurred by Sanofi legal entities that contribute to EUROAPI activities were allocated using allocation formulae based on sales, industrial value added or FTE hours worked, consistently with the allocation formulae applied to the underlying costs. Such costs are reported in the line item Administrative and general expenses in the income statement.

Because the spin-out costs associated with the initial public offering of EUROAPI activities are to be borne by the vendor, they do not impact the consolidated financial statements of the EUROAPI group for any of the periods presented.

Employee compensation and payroll-related charges

EUROAPI personnel costs mainly comprise costs of the employees transferred to EUROAPI.

These include:

•	salaries and bonuses (including social security charges) and other long-term post-employment benefits, as reflected in Sanofi’s payroll systems;

•

expenses related to equity-based compensation plans, determined by reference to the existing equity-based compensation plans awarded by Sanofi to employees belonging to EUROAPI activities and deemed to be EUROAPI employees within the meaning of IFRS 2 (Share-Based Payment), given that the EUROAPI group is not constituted as a separate legal group; and

•	statutory and voluntary profit-sharing schemes.

The payroll contribution for non-transferred Sanofi employees whose service benefits EUROAPI activities is included within the total costs of central support functions incurred by the Sanofi group and allocated to EUROAPI using the principles described in the previous section.

The financial statements include the current and non-current portions of employee-related liabilities for EUROAPI employees. A liability has been recognized in the statement of financial position for contributions in respect of Sanofi employees not transferred to EUROAPI (see Notes A.3.3. and D.22.).

Income tax expense and liabilities

Current and deferred taxes have been determined as if the companies and activities within the EUROAPI scope of combination constituted separate taxable entities.

The accounting principles applied to current and deferred taxation are described in the section on the basis of preparation of the statement of financial position (see Note A.3.3.).

Although the approach used to determine current and deferred tax expense (or gain) is appropriate for the purposes of preparing historical financial statements before the Prior Reorganization Transactions, it is a purely indicative measure of what the income tax expense (or gain) of the EUROAPI group would have been had the Group been constituted of separate taxable entities.

A.3.3. Basis of preparation of the statement of financial position

The financial statements present assets and liabilities directly attributable to the EUROAPI group, plus assets and liabilities derived from related party transactions.

The principal conventions used for allocations in the EUROAPI statement of financial position are described below.

Goodwill

Because no acquisitions within the scope of IFRS 3 (Business Combinations) have occurred within the EUROAPI scope of consolidation, no goodwill is reported in the statement of financial position.

Right-of-use assets and lease liabilities

Non-cancellable operating leases attributed to EUROAPI comprise:

•

leases relating to industrial buildings, plant and equipment, and industrial installations contracted (i) by Sanofi subsidiaries included in the combination, for which the right-of-use asset and corresponding lease liability have been allocated proportionately to the portion of the overall lease attributable to EUROAPI and (ii) by legal entities wholly included in the scope of combination, for which the right-of-use asset and lease liability have been reflected at their historical carrying amount as recorded in the financial statements of the entity in question; and

•

leases of office space contracted with the Sanofi group in cases where EUROAPI benefits from the use of Sanofi infrastructure (in particular, the office premises used by EUROAPI activities), for which the portions of the right-of-use asset and lease liability attributable to EUROAPI are presented in the EUROAPI financial statements.

Accounts payable

Accounts payable (other than those involving related parties, see Note D.22.) are directly attributed to EUROAPI where the amounts payable relate to (i) products falling within the scope of EUROAPI activities (including materials used in the manufacture of active ingredients commercialized by EUROAPI) or (ii) capital expenditure on capacity improvements at EUROAPI industrial sites.

Where it is not possible to attribute accounts payable directly on the basis described above, a historical liability has been allocated based on accounts payable as recognized in the Sanofi consolidated balance sheet, using allocation formulae consistent with those used for the underlying expenditure or purchases of materials, taking account of the historical payment terms observed for total purchases over the period.

Equity and financing

EUROAPI’s share capital reflects the retrospective recognition of the Prior Reorganization Transactions as of January 1, 2019 (see Note D.21.). The effects of the Prior Reorganization Transactions are recorded in equity, which reflects contributions and distributions (repayments) deemed to have been made between equity holders of EUROAPI and equity holders of Sanofi.

Changes in equity arise from (i) comprehensive income for the period; (ii) dividends paid by legal entities within the scope of combination (see Note F.); the value of services obtained from employees under equity-based compensation plans (see Note B.19.); and net contributions from equity holders of the Sanofi group, reflecting cash flows relating to EUROAPI activities carried on by Sanofi as an equity holder (see Note B.9.) previously to the “Prior Reorganization Transactions”.

There are no non-controlling interests, so all equity is attributable to the equity holders of EUROAPI.

Long-term borrowings

EUROAPI is financed on the currently applicable terms and conditions of the Sanofi cash pooling agreement, and hence has no long-term debt to be reflected in its statement of financial position for the periods presented.

Short-term borrowings, cash and cash equivalents

As is the case for long-term borrowings, EUROAPI has no short-term borrowings, other than positions vis-à-vis Sanofi under the terms of the cash pooling agreement.

The components of Cash and cash equivalents shown in the statement of financial position and the statement of cash flows reflect the cash held by the EUROAPI group, which had no cash equivalents during any of the periods presented.

Deferred taxes and tax liabilities

Current and deferred income tax expenses, and tax receivables and payables, have been determined in accordance with the principles described above for the preparation of the statement of comprehensive income (see Note A.3.2.).

Deferred tax assets arising from tax losses available for carry-forward attributable to the spun-out activities are determined on a similar basis, and treated as equity distributions to the Sanofi taxable entities that house those activities and are entitled to the tax relief.

Deferred tax assets and liabilities are recognized where temporary differences arise between the carrying amount and taxable base of EUROPAI’s assets and liabilities, in accordance with the principles specified in IAS 12 (see Note B.17.).

Deferred tax assets arising from temporary differences between carrying amounts and tax bases, or from tax losses available for carry-forward, are recognized if their recovery is regarded as probable.

Deferred tax assets arising from tax loss carry-forwards generated by EUROAPI activities housed within Sanofi subsidiaries that are required to file tax returns or that belong to a tax group have only been recognized if they constituted part of a contribution from Sanofi; otherwise, they are reflected in equity as contributions from (or distributions to) equity holders of Sanofi.

Tax receivables and liabilities generated by transferred activities that are not required to submit separate tax returns have been recognized in the financial statements in the periods during which they were generated and are deemed to have been distributed or transferred to the taxable entities of the Sanofi group in line with the tax payment schedule applying to each entity.

The equity of EUROAPI reflects the corresponding impact of the movements described above, in line with the description provided above in the “Equity and financing” section of the present note.

Tax payments made by legal entities within the scope of combination that exclusively carry on EUROAPI activities are presented within cash flows from operating activities in the statement of cash flows.

Tax receivables and tax liabilities are presented within the line items Other non-current assets, Other current assets, Other non-current liabilities and Other current liabilities in the EUROAPI statement of financial position. The impacts of deferred taxes on EUROAPI’s statement of financial position are presented in Note D.4.

A.3.4. Related party transactions

Transactions with entities over which Sanofi exercises control or significant influence or with joint ventures, which are customarily accounted for as intragroup transactions and eliminated as part of the consolidation procedures applied for the purposes of preparing the Sanofi consolidated financial statements, have been treated as related party transactions to the extent that they are not intragroup transactions within the EUROAPI scope of combination. Such transactions are reported as related party transactions in the EUROAPI consolidated financial statements, in accordance with IAS 24 (Related Party Disclosures) (see Note D.22.).

Transactions between related parties (EUROAPI and Sanofi) comprise the following types of transaction:

•	sales of active pharmaceutical ingredients manufactured by EUROAPI where Sanofi is the customer;

•	purchases of active pharmaceutical ingredients manufactured by Sanofi and distributed by EUROAPI;

•	purchases of manufacturing and development services from Sanofi’s pharmaceutical development platforms; and

•	other purchases of general services necessary for the conduct of EUROAPI operations, and corresponding to personnel costs incurred by Sanofi entities on behalf of EUROAPI.

In addition to short-term current accounts with Sanofi, the EUROAPI statement of financial position also includes the following positions with related parties:

Accounts receivable and other current receivables with related parties (see Notes D.6. and D.22.)

•

accounts receivable resulting from commercial transactions entered into with Sanofi group companies, representing the last two months of sales in line with historical payment terms applied within the Sanofi group; and

•	other current receivables resulting from services provided by EUROAPI to the Sanofi group, estimated on the basis of internal payment terms applied within the Sanofi group.

Accounts payable and other current liabilities with related parties (see Notes D.12. and D.22.)

•

accounts payable, representing liabilities arising on active ingredients supplied by Sanofi manufacturing facilities and commercialized by EUROAPI, and reflecting internal payment terms applied within the Sanofi group;

•	liabilities related to shared central services and other liabilities, estimated on the basis of internal payment terms applied within the Sanofi group; and

•

other liabilities relating to (i) personnel costs and social security charges incurred by Sanofi on behalf of EUROAPI in respect of employees not intended to be transferred (see Note D.22.), and (ii) income taxes of entities that were not separate legal entities as of the end of the reporting period.

As specified in the section on equity (Note A.3.3.), payments in respect of related party transactions that pre-dated the Prior Reorganization Transactions are ultimately reflected in cash flows from financing activities within the statement of cash flows, and recognized within the equity of the EUROAPI group as net contributions from equity holders of Sanofi to the EUROAPI group.

Information about the compensation of key executives is provided in Note D.22.

A.4. Impact of the COVID-19 pandemic

COVID-19, confirmed as a pandemic by the World Health Organization on March 11, 2020, led to a global health crisis. EUROAPI estimates that the impact of this major crisis on its financial performance was immaterial for the periods presented (years ended December 31, 2021, 2020 and 2019).

In accordance with IAS 36 (Impairment of Assets), the EUROAPI group conducts impairment tests on the property, plant and equipment and intangible assets allocated to each cash generating unit, including assets not yet brought into service, if an indication of impairment is identified (see Notes B.6., D.2.1. and D.3.). EUROAPI has not recognized any impairment losses that are directly attributable to COVID-19 in respect of the periods presented.

Cash collections continued in line with normal commercial timings and conditions (see Note D.6.). As of December 31, 2020, EUROAPI estimated the value of its accounts receivable using the expected loss method (see Note B.7.3.). Nothing was identified that would indicate a material increase in expected credit risk, especially as regards EUROAPI’s principal customers (see Note D.25.3.).

The EUROAPI group will continue to review its estimates and assumptions in light of the evolving public health situation, and management’s assessment of the related uncertainties.

A.5. Use of estimates and judgements

The preparation of financial statements under IFRS requires management to make estimates and assumptions that affect the amounts presented in the financial statements and the notes thereto.

Those estimates and assumptions, prepared on the basis of information available at the end of the reporting period, relate in particular to:

•	the level and pattern of recognition of revenue from industrial services contracts with “CDMO” customers;

•	estimates of variable consideration (see Note B.11.);

•	the recoverable amount of cash generating units (see Note B.6.);

•	the carrying amount of inventories, and the amount of allowances for impairment and destruction of inventories (see Note B.8.);

•	the measurement of assets and liabilities relating to post-employment benefits (see Note B.18.);

•	the recoverability of deferred tax assets; and

•	the amount of provisions for risks (see Note B.10.), including environmental risks.

Before final completion of the Prior Reorganization Transactions, additional estimates and assumptions were made for the purposes of preparing the historical financial statements, in particular those relating to EUROAPI activities housed within Sanofi entities and costs attributable to administrative and general services provided by the Sanofi group (see Note A.3.2.).

B. Significant accounting policies

B.1. General principles

The consolidated financial statements have been prepared in accordance with the IFRS general principles of fair presentation, going concern, accrual basis of accounting, consistency of presentation, materiality, and aggregation.

B.2. New amendments and interpretations mandatorily applicable from 2021 and later

B.2.1 New standards, amendments and interpretations mandatorily applicable from January 1, 2021

The new standards, amendments and interpretations issued by the IASB that are mandatorily applicable from 2021 or later are described below, along with EUROAPI’s position regarding their future application.

In its March 2021 update, the IFRS IC published a final agenda decision clarifying how to account for costs of configuring or customizing a supplier’s application software in a Software as a Service (SaaS) arrangement, which requires such costs to be recognized as an expense. First-time application of that decision did not have a material impact on the EUROAPI financial statements for the year ended December 31, 2021.

In addition, the effects of the April 2021 IFRS IC agenda decision on attributing post-employment benefit costs to periods of service were reflected in the EUROAPI financial statements as of December 31, 2021. EUROAPI applied this interpretation retrospectively, in accordance with IAS 8, in its financial statements for the years ended December 31, 2020 and 2019 as closed off on December 15, 2021 (see Note A.3.1.). The principal effects of applying the IFRS IC agenda decision were to increase both consolidated shareholders’ equity and personnel costs from January 1, 2019 onwards.

The impacts of those IFRS changes on the EUROAPI financial statements are regarded as immaterial.

EUROAPI has adopted early in its financial statements for December 31, 2020 and 2019, the amendment of IFRS 9 Phase 2 relating to interest rate benchmark reform, impacts are regarded as immaterial.

B.2.2. Standards, amendments and interpretations applicable from 2022 at the earliest

This note describes standards, amendments and interpretations issued by the IASB that will have mandatory application in 2022 or subsequent years, and EUROAPI’s position regarding future application.

On May 14, 2020, the IASB issued “Reference to the Conceptual Framework”, an amendment to IFRS 3; “Proceeds before Intended Use”, an amendment to IAS 16; “Onerous Contracts – Cost of Fulfilling a Contract”, an amendment to IAS 37; and “Annual Improvements to IFRS standards 2018-2020”. EUROAPI does not expect a material impact from those amendments, which are applicable at the earliest from January 1, 2022 (subject to endorsement by the European Union). EUROAPI is not early adopting those amendments.

On January 23, 2020, the IASB issued “Classification of Liabilities as Current or Non-current”, an amendment to IAS 1. On February 12, 2021, the IASB published an amendment to IAS 1 on disclosure of accounting policies, and an amendment to IAS 8 on the definition of accounting estimates. On May 7, 2021, the IASB published an amendment to IAS 12 on deferred tax assets and liabilities arising from a single transaction. EUROAPI does not expect a material impact from those amendments, which are applicable at the earliest from January 1, 2023 (subject to endorsement by the European Union). EUROAPI is not early adopting those amendments.

B.3. Foreign currency translation

B.3.1. Accounting for foreign currency transactions in the consolidated financial statements

Non-monetary items in the statement of financial position derived from transactions denominated in foreign currencies are translated into the functional currency at the exchange rate prevailing on the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the end of the reporting period. Gains and losses resulting from foreign currency translation are recognized as foreign exchange gains or losses in the income statement.

B.3.2. Foreign currency translation of the financial statements of foreign entities

EUROAPI presents its consolidated financial statements in euros (€). In accordance with IAS 21 (The Effects of Changes in Foreign Exchange Rates), each subsidiary accounts for its transactions in the currency that is most representative of its economic environment (the entity’s functional currency).

All assets and liabilities are translated into euros using the exchange rate of the subsidiary’s functional currency prevailing at the end of the reporting period. Income and expenses recognized in the income statement are translated using a weighted average exchange rate for the period.

The resulting currency translation differences are recognized within a separate line item in the statement of comprehensive income.

B.4. Intangible assets

B.4.1. Acquired software

Intangible assets, which mainly comprise acquired or internally-developed computer software, are amortized on a straight line basis over their useful lives, of between three and five years.

The useful lives of intangible assets are reviewed regularly at the end of each reporting period. In the event of a change in estimate of the amortization period, the amortization charge is adjusted prospectively.

Amortization charged against intangible assets is recognized in the income statement according to the nature and use of each intangible asset taken individually.

Intangible assets are carried at cost, minus (i) accumulated amortization and (ii) any accumulated impairment losses recognized in accordance with IAS 36 (Impairment of Assets) (see Note B.6.).

Software licenses are capitalized at acquisition cost, including any directly attributable cost of preparing the software for its intended use. Software licenses are amortized on a straight-line basis over their useful lives for EUROAPI (three to five years).

Internally generated costs incurred to develop or upgrade software are capitalized if the criteria specified in IAS 38 (Intangible Assets) are satisfied and are amortized on a straight line basis over the useful life of the software.

B.4.2. Internally generated research and development

Research expenditure is systematically recognized as an expense when incurred.

Development expenditure comprises expenditure incurred on in-house programs to develop or improve industrial manufacturing processes prior to operational and industrial use. Because such developments are subject to risks and uncertainties inherent to EUROAPI’s activities, the six criteria for capitalization are considered not to have been met until the asset developed has moved into operational and industrial use. Consequently, internally generated development expenditure (mainly comprising primary costs of development platforms) is generally expensed as incurred within Research and development expenses. Conversely, where the six IAS 38 criteria are considered as having been met, such expenses are recognized as an asset in the statement of financial position within Intangible assets as incurred.

Intangible assets derived from in-house development projects are amortized over their useful lives. If the asset contributes to the inventory production cycle, the related amortization expense is incorporated in the cost of inventory; otherwise, it is recognized as a component of operating income within the appropriate income statement line item.

B.5. Property, plant and equipment owned and leased

B.5.1. Property, plant and equipment owned

Property, plant and equipment is initially measured and recognized at acquisition cost, including any directly attributable cost of preparing the asset for its intended use. The component-based approach to accounting for property, plant and equipment is applied.

After initial measurement as indicated above (representing the gross value), property, plant and equipment is carried at cost less accumulated depreciation and impairment, except for land which is carried at cost less impairment.

The gross value of items of property, plant and equipment, net of any residual value (estimated disposal value at the end of the asset’s useful life), is depreciated on a straight-line basis over the useful life of the asset. The useful life of an asset is usually equivalent to its economic life.

The useful lives applied to property, plant and equipment are as follows:

Buildings	15 to 40 years
Fixtures	10 to 20 years
Machinery and equipment	5 to 15 years
Other	3 to 15 years

Useful lives and residual values of property, plant and equipment are reviewed regularly. The effect of any adjustment to useful lives or residual values is recognized prospectively as a change in accounting estimate.

Depreciation charged against items of property, plant and equipment is incorporated in the cost of inventory (see Note B.8.) or expensed when incurred. Depreciation expense is presented within the income statement line item that corresponds to the function in which the asset is used.

Property, plant and equipment that is in process of construction and unavailable for use is depreciated from the date on which it is brought into service, defined as the date of acceptance of the asset for operational use.

B.5.2. Property, plant and equipment leased

Under IFRS 16 (Leases), a contract or part of a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

EUROAPI recognizes a right-of-use asset and a lease liability at the commencement date of the lease. Right-of-use assets are initially measured at cost, and then at cost less accumulated depreciation and impairment; the amount may also be adjusted to reflect certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments not yet paid at the commencement date. The discount rate used is the interest rate implicit in the lease or, if that cannot be readily determined, the lessee’s incremental borrowing rate (based on the lease term, not maturities). The EUROAPI group generally uses the latter rate as a discount rate; it corresponds to the risk-free rate for the currency in which the lease is denominated, plus an uplift for credit risk over the duration of the payments.

Subsequently, the lease liability is increased to reflect interest on the liability and reduced by the amount of the lease payments made.

It is remeasured if future lease payments are modified following changes in an index or rate, or if the Group reassesses whether to exercise an option to purchase or a termination option.

EUROAPI has elected to use the exemptions permitted under IFRS 16 relating to leases with a term of twelve months or less and leases of low-value assets. Lease payments on such leases are recognized when incurred as an operating expense, within the relevant income statement line item for the use of the leased asset.

B.6. Impairment of property, plant and equipment and intangible assets

In accordance with IAS 36 (Impairment of Assets), property, plant and equipment and amortized intangible assets are tested for impairment when there is an indication that they may have become impaired. Indications of impairment are assessed using quantitative and qualitative criteria.

The qualitative criteria used relate mainly to risks of non-compliance with pharmaceutical industry regulations and good manufacturing practices, and technological advances. The quantitative criteria used relate to commercial and manufacturing activity levels that could have lasting negative effects on EUROAPI’s operating results.

If there is an indication that an individual asset may have become impaired, the recoverable amount of the asset is determined separately if possible, or at the level of the cash generating unit (CGU) to which the asset belongs.

A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Identifying such asset groups involves the exercise of judgement by management, based on how operations are managed. Cash-generating units are identified consistently from period to period, unless a change is justified.

The recoverable amount of a CGU is also determined if there is an indication that the CGU itself may have become impaired.

Recoverable amount is the higher of (i) selling price less costs to sell or (ii) value in use. Value in use is determined by discounting cash flow projections for the assets tested. Those cash flow projections are based on management’s economic assumptions and forecasts of operating conditions.

If impairment tests show that a CGU is impaired, the impairment loss is allocated first to any goodwill allocated to that CGU and then to all the other assets of the CGU pro rata on the basis of the carrying amount of each asset, though without reducing the carrying amount of an asset below the higher of (i) fair value less costs of disposal (if measurable) or (ii) its value in use (if determinable).

The CGUs of the EUROAPI group mainly comprise depreciable items of property, plant and equipment and inventories measured at cost, so any impairment losses are determined consistently with the replacement value of those assets taken individually.

Impairment losses taken against property, plant and equipment are presented as an operating expense within the income statement line item that corresponds to the function in which the asset is used.

B.7. Financial instruments

B.7.1. Non-derivative financial assets

In accordance with IFRS 9 (Financial Instruments) and IAS 32 (Financial Instruments: Presentation), the classification of non-derivative financial assets adopted by EUROAPI as presented in the consolidated financial statements is described below. The classification used depends on (i) the characteristics of the contractual cash flows (i.e. whether they represent interest or principal) and (ii) the business model for managing the asset applied at the time of initial recognition.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are classified in the statement of financial position within the line items Other non-current assets, Other current assets, and Cash and cash equivalents.

B.7.2. Financial assets at amortized cost

Financial assets at amortized cost comprise instruments whose contractual cash flows represent payments of interest and repayments of principal and which are managed with a view to collecting cash flows. The main assets in this category are loans and receivables. They are presented within the line items Other non-current assets, Other current assets, Accounts receivable and Cash and cash equivalents. Loans with a maturity of more than 12 months are presented in “Long-term loans and advances” within Other non-current assets. These financial assets are measured at amortized cost using the effective interest method.

B.7.3. Impairment of financial assets measured at amortized cost

The main assets involved are accounts receivable. Accounts receivable are initially recognized at the amount invoiced to the customer. Impairment losses on trade accounts receivable are estimated using the expected loss method, in order to take account of the risk of payment default throughout the lifetime of the receivables. The expected credit loss is estimated collectively for all accounts receivable at the end of each reporting period using an average expected loss rate, determined primarily on the basis of historical credit loss rates. However, that average expected loss rate may be adjusted if there are indications of a likely significant increase in credit risk. If a receivable is subject to a known credit risk, a specific impairment loss is recognized for that receivable. The amount of expected losses is recognized in the statement of financial position as a reduction in the gross amount of accounts receivable.

Impairment losses on accounts receivable are recognized within Commercial and distribution expenses in the income statement.

B.7.4. Non-derivative financial liabilities

Financial liabilities comprise accounts payable. Accounts payable are measured at fair value (which in most cases equates to face value) on initial recognition, and subsequently at amortized cost.

B.7.5. Fair value of financial instruments

Under IFRS 13 (Fair Value Measurement) and IFRS 7 (Financial Instruments: Disclosures), fair value measurements must be classified using a hierarchy based on the inputs used to measure the fair value of the instrument. This hierarchy has three levels:

•	level 1: quoted prices in active markets for identical assets or liabilities (without modification or repackaging);

•	level 2: quoted prices in active markets for similar assets and liabilities, or valuation techniques in which all critical inputs are derived from observable market data; and

•	level 3: valuation techniques in which not all critical inputs are derived from observable market data.

The table below shows the disclosures required under IFRS 7 relating to the measurement principles applied to financial instruments.

Method used to determine fair value
Market data
Note	Type of financial instrument	Measurement principle	Level in fair value hierarchy	Valuation technique	Valuation model	Exchange rate	Interest rate
D.10.1.	Financial assets measured at fair value held to meet obligations under post-employment benefit plans	Fair value	1	Market value	Quoted market price		N/A

D.7. / D.12.	Long-term loans and advances, and other non-current receivables and payables	Amortized cost	N/A	N/A	The amortized cost of long-term loans and advances, and other non-current receivables and payables, is not materially different from their fair value at the end of the reporting period.

D.6. / D11.	Trade accounts receivable and payable	Amortized cost	N/A	N/A	Trade accounts receivable and payable are measured at fair value (which in most cases equates to face value) on initial recognition, and subsequently at amortized cost.

B.8. Inventories

Inventories are measured at the lower of cost or net realizable value.

Cost is calculated using weighted average cost or the first in, first out (FIFO) method.

The cost of inventories mainly comprises the purchase cost of materials used in the manufacture of products; direct and indirect labor costs; depreciation charged during the period against production lines used to manufacture inventories; other expenses such as the operating costs of the industrial facilities where inventories are manufactured; and other costs incurred to bring inventories to their present location and condition.

EUROAPI assesses inventory levels relative to sales at each reporting date. Production and inventory levels of active ingredients manufactured to meet contractual obligations under supply contracts entered into by EUROAPI are calibrated so as to meet the needs of the customer. When items produced for a customer cannot be sold or reallocated for alternative commercial use, an allowance for destruction is recognized. At each reporting date, EUROAPI applies impairment criteria that take account of inventory turn, obsolescence, net realizable value, and non-compliant production outputs. Decisions on impairment allowances are taken for each product identified as being within one of those categories.

EUROAPI applies the principle stipulated in paragraph 9 of IAS 2 whereby inventories must be measured at the lower of cost and net realizable value. Chemical raw materials and work in process are only written down by reference to the recoverable amount of finished products, in accordance with paragraph 32 of IAS 2. However, they may be written down if they are intended for a single customer which terminates its supply contract or decides to suspend manufacture of the product. Raw materials and in-process active ingredients are subject to a lesser risk of becoming time-expired than pharmaceutical products, which are subject to fixed use-by dates. At the end of the manufacturing process, finished products are checked for compliance with quality standards appropriate for their intended use, and with customer specifications. At that stage, the only inventories that can be written down are batches that have failed compliance checks and cannot be returned to production. The recoverable amount of finished products that have cleared compliance checks is measured in accordance with paragraph 9 of IAS 2 at each reporting date by reference to market or contract price, with an impairment allowance recognized if that is lower than the carrying amount of the inventory in the statement of financial position.

Consequently, EUROAPI may make adjustments to the carrying amount of inventories in the statement of financial position to allow for excess, obsolete or slow-moving inventories in line with changes in customer demand; stricter quality requirements arising from technological or regulatory developments; or other economic factors.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

If net realizable value is less than the carrying amount in the statement of financial position, an impairment allowance is recognized to cover the difference, applying the principles described above.

B.9. Cash and cash equivalents

Cash and cash equivalents as shown in the statement of financial position and statement of cash flows comprise cash, plus liquid short-term investments that are readily convertible into cash and are subject to an insignificant risk of changes in value in the event of movements in interest rates.

With the exception of legal entities that exclusively carry on EUROAPI activities (see Note F.), cash flows derived from EUROAPI activities housed within Sanofi legal entities are treated as equity transactions with equity holders of Sanofi, the effects of which were recorded within consolidated equity (see Note A.3.4.) until final completion of the Prior Reorganization Transactions.

Legal entities that exclusively carry on EUROAPI activities (see Note F.) are included in the Sanofi group cash pooling agreement. Consequently, the related year-end balances are included within Other financial assets (in the case of debit balances) or Other financial liabilities (in the case of credit balances) in the EUROAPI statement of financial position.

Subsequent to the Prior Reorganization Transactions, the cash pooling agreement remains in force on the same terms and conditions as those that apply within the Sanofi group.

B.10. Provisions for risks

In accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), EUROAPI records a provision when it has a present obligation, whether legal or constructive, as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the outflow of resources. Provisions are measured at the present value of the costs necessary to meet the obligation. If part of the obligation may be met through compensation from a third party, such compensation is recognized as a separate asset if it is certain to be received. Restructuring provisions are recognized on the date the obligation arises, i.e. when the EUROAPI group (i) has a detailed, formal restructuring plan and (ii) has raised a valid expectation in those affected that it will carry out the restructuring.

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence of an uncertain future event outside the control of the EUROAPI group. A contingent liability that does not lead to a probable outflow of resources, or the amount of which cannot be reliably measured, is disclosed in the notes to the combined financial statements, unless the probability of an outflow of resources is remote.

EUROAPI estimates provisions on the basis of events and circumstances related to present obligations and of past experience of similar situations, and to the best of management’s knowledge.

For environmental risks, EUROAPI recognizes a provision where there is a legal or constructive obligation to remediate harm to human health or the environment resulting from contamination at a site, and the cost can be reliably measured. The amount of the provision is a best estimate of future expenditures to be incurred on the environmental remediation plans assessed on the basis of the costs that the group considers itself to have to face over an average period not exceeding, unless exceptions, ten years.

Sites identified as exposed to environmental risks are permanently monitored. Existing provisions are judged to be adequate based on available information. However, given uncertainties as to the amount and timing of future expenditures and regulatory changes, provisions for environmental risks may require significant adjustment in future periods.

Provisions for environmental liabilities are recognized as “Cost of sales” when the provision relates to operating sites or as “Other operating expenses” when these relates to non-operating sites.

Where the effect of the time value of money is material, those provisions are measured at the present value of the expenditures expected to be required to settle the obligation, calculated using a discount rate that reflects an estimate of the time value of money and the risks specific to the obligation. In determining the present value of these commitments, discount rates reflecting the estimated time value of money and the risks specific to these commitments shall be taken into account.

Increases in provisions to reflect the effects of the passage of time are recognized within Financial expenses.

Provisions for litigation are presented within the relevant line item for the nature of the litigation. The impacts of litigation regarded as unusual in terms of its nature, history or amount are recognized within Other gains and losses, and litigation.

B.11. Revenue recognition

EUROAPI recognizes revenue consistently with the revenue recognition model specified in IFRS 15 (Revenue from Contracts with Customers).

EUROAPI derives a substantial proportion of its revenues from the supply of manufactured or distributed active pharmaceutical ingredients, in particular via its API Solutions business; it also derives revenues (though to a lesser extent) from contract manufacturing of active pharmaceutical ingredients, involving the supply of high added value industrial services under CDMO contracts with certain third-party customers (see Note D.8.).

Revenue from sales of manufactured or distributed active pharmaceutical ingredients

The bulk of EUROAPI revenues derives from sales of manufactured or distributed active pharmaceutical ingredients. Sales are presented within Net sales in the income statement at an amount that reflects the consideration received in exchange for satisfying performance obligations, when it is highly probable that there will be no revenue reversal. Net sales are reported after deducting management’s best estimate of the amount of product returns and of other commercial rebates granted to customers.

EUROAPI does not recognize sales returns for any reason other than non-compliance supported by analyses carried out by the customer on receipt of the product. Products declared as non-compliant by customers are not returned to inventory and recognized in the statement of financial position unless the active ingredients returned can be reprocessed and ultimately resold.

Volume-based incentives are determined mainly on annual cycles, and are estimated on the basis of firm customer orders.

The estimated amounts described above are recognized in the income statement as deductions from gross sales, with the corresponding entry recognized within Other current liabilities in the statement of financial position. They are subject to regular review and are adjusted as appropriate based on the latest information available to management. EUROAPI believes that it has the ability to measure each of the above amounts reliably, based on commercial practices and cumulative past experience.

Revenue from the supply of industrial services

EUROAPI also supplies high added value industrial services under service contracts. Those services include formulation, galenic and analytical development, quality control, regulatory support, and product life cycle management; in return for those services, EUROAPI receives financial consideration.

Amounts received from those activities are recognized as revenue, with the corresponding entry being recognized as a receivable, once the performance obligations defined at contract inception are satisfied (i.e. when control over the goods and services promised under the contract is transferred to the customer). At the inception of each contract, management determines what goods and services are promised under the contract, and the pattern of transfer to the customer. Where control is transferred over time, management determines a method for measuring the progress towards transfer, which may be based on inputs (such as costs incurred) or on outputs (by reference to units produced or shipped). If it is not possible to measure progress reliably, EUROAPI recognizes revenue equal to the amount of costs incurred and rechargeable to the customer. If a contract is for the supply of active pharmaceutical ingredients, the sale is recognized when the products are physically delivered. Where a contract includes a “stand-ready” performance obligation, EUROAPI recognizes the associated revenue on a straight-line basis over the total duration of the contract.

If a contract includes a significant financing component due to the payment terms exceeding twelve months, that component is taken into account when determining the transaction price and reflected in the amount of revenue recognized. Accordingly, a financial expense is recognized where EUROAPI receives financing, and financial income where EUROAPI grants financing.

Recognizing revenue from contracts with customers in accordance with the IFRS 15 revenue recognition model requires EUROAPI management to make assumptions and judgements (see Note A.5.); this may have an impact on how accounting treatments are applied, and on the amounts, presented in the consolidated financial statements. Management believes that it is in a position to make assumptions and exercise judgement based on facts and circumstances as of the end of the reporting period, based on operational experience. Those assumptions and judgements are periodically reviewed to take account of significant changes in the context and economic conditions in which EUROAPI operates. Judgements exercised in applying IFRS 15 relate primarily to:

•

measurement of efforts to meet a performance obligation in contracts where the obligation is transferred to the customer over time, and determination of the amount and date on which revenue is recognized;

•

determination of the duration of the contract and transaction price in cases where the contract allows the customer an extension option or an option to acquire additional goods or services, and the assessment, measurement and recognition of such option rights where material; and

•	determination of the quantities specified in the contract, where the contract includes variable or optional quantities.

Industrial services contract costs

Costs incurred on industrial services contracts with customers are recognized as an asset within Other current assets in the statement of financial position when they meet the IFRS 15 capitalization criteria for contract costs, i.e. when they (i) are directly attributable to the contract; (ii) generate resources that will be used in satisfying the performance obligation defined in the contract; and (iii) are recoverable without directly benefiting the customer. Such costs essentially comprise expenditure incurred by EUROAPI in the pre-production phase that is necessary for bringing the industrial plant and manufacturing facilities into line with the customer’s specifications, and for transferring the technology to the customer. These incurred costs, which are necessary for performing the contract but do not benefit the customer directly, are recognized in the EUROAPI statement of financial position.

Contract costs are systematically capitalized when they meet the criteria specified above. When production and performance of the service specified in the contract starts, the contract costs are taken to profit or loss within Cost of sales (see Note B.12.) over the contract performance period, following the same pattern as for revenue recognition in line with the approach described above.

Advance payments received in respect of industrial services contracts

Payments received from customers in the pre-production phase that represent future revenues are recognized within Other current liabilities; they are then released to profit or loss once performance of the contract starts, following the same pattern as for the transfer of performance obligations to the customer in line with the approach described above in the “Revenue from the supply of industrial services” section.

Customer contract assets and liabilities are presented in Note D.8.

B.12. Cost of sales

Cost of active pharmaceutical ingredients sold

Cost of sales mainly comprises the direct and indirect manufacturing costs of active ingredients sold by EUROAPI. The manufacturing cost of active ingredients sold includes (i) direct costs of materials and solvents used in the manufacturing process; (ii) depreciation expenses corresponding to the normal use of property, plant and equipment and software for manufacturing purposes; and (iii) personnel and other costs directly attributable to production and to site operation.

Capitalized contract costs recognized in profit or loss over the contract performance period (see Note B.11.)

Costs incurred by EUROAPI in the pre-production phase of service and industrial development contracts with customers are capitalized when (i) they do not represent a performance obligation and (ii) they are necessary for fulfilment of the contract. Those costs are then taken to profit or loss within Cost of sales once the contract performance phase starts, following the same pattern as for the transfer of performance obligations to the customer and for recognizing the associated revenue (see Note B.11).

B.13. Amortization of intangible assets

Amortization is charged against intangible assets (including software) within the income statement line item appropriate to the purpose for which the asset is used (see Note D.3.).

B.14. Other operating income and expenses

Other operating income and Other operating expenses include realized and unrealized foreign exchange gains and losses on operating activities (see Notes D.16. and D.17.), and gains and losses on disposals of non-financial assets. These line items also include other income and expenses that are of an operating nature but do not contribute to generating operating income during the period.

B.15. Restructuring costs

Restructuring costs are expenses incurred in connection with the transformation or reorganization of the EUROAPI group’s operations or support functions. Such costs include collective redundancy plans; compensation to third parties for early termination of contracts; commitments made in connection with transformation or reorganization decisions; and costs related to temporary shutdowns of sites or production lines associated with such programs. They also include accelerated depreciation charges arising from closures of production facilities (including leased facilities), and losses on asset disposals resulting from such decisions.

B.16. Financial income and expenses

Financial income and Financial expenses mainly comprise interest received and paid as a result of transactions with Sanofi group entities (see Note D.22.) not included in the scope of consolidation.

Financial expenses also include expenses arising from the unwinding of discount on long-term provisions, and the net interest cost related to employee benefits.

B.17. Income taxes

Current and deferred taxes are determined as though the EUROAPI group had been constituted of legal entities required to submit separate tax returns (see Note A.3.3.) prior to the date of formation of the EUROAPI legal entities; tax receivables and payables that pre-date the legal reorganization are deemed to have been settled on the basis of tax payment deadlines, with the corresponding entry recorded in EUROAPI’s reserves as a component of equity invested by Sanofi.

Tax gains arising from tax loss carry-forwards generated by EUROAPI activities that belong to a tax group within Sanofi are deemed to have been distributed to the Sanofi group during the period and are reflected in equity (see Note A.3.4.) to the extent that they were not included in the assets and liabilities transferred as part of the Prior Reorganization Transactions.

Deferred taxes on temporary differences between the carrying amounts and taxable bases of assets and liabilities reflected in the EUROAPI statement of financial position are recognized where they exist and it is regarded as probable that they will be utilized.

B.18. Employee benefits

Pension plans and other post-employment benefits (and their respective portions of plan liabilities and assets, interest and service cost) have been accounted for on the basis of an actuarial valuation of the rights vested or currently vesting in EUROAPI employees and retirees, using the projected unit credit method in accordance with IAS 19 (Employee Benefits).

Benefits are provided in the form of either defined contribution plans or defined benefit plans.

In the case of defined contribution plans, the cost is recognized immediately in the period in which it is incurred, and equates to the amount of the contributions paid by EUROAPI.

For defined benefit plans, EUROAPI generally recognizes its obligations to pay pensions and similar benefits to employees as a liability, based on an actuarial estimate of the rights vested or currently vesting in employees, using the projected unit credit method. Estimates are performed at the end of each reporting period, and rely on financial assumptions (such as discount rates) and demographic assumptions (such as life expectancy, retirement age, employee turnover, and the rate of salary increases).

In the case of multi-employer defined benefit plans where plan assets cannot be allocated to each participating employer with sufficient reliability, the plan is accounted for as a defined contribution plan, in accordance with paragraph 34 of IAS 19.

Obligations relating to other post-employment benefits (healthcare and life insurance) offered by Sanofi to EUROAPI employees are also recognized as a liability based on an actuarial estimate of the rights vested or currently vesting in EUROAPI employees at the end of the reporting period.

Employee benefit obligations are recognized net of the fair value of plan assets.

The benefit cost for the period consists primarily of current service cost, past service cost, net interest cost, gains or losses arising from plan settlements not specified in the terms of the plan, and actuarial gains or losses arising from plan curtailments. Net interest cost for the period is determined by applying the discount rate specified in IAS 19 to the net liability (i.e. the amount of the obligation, net of plan assets) recognized in respect of defined benefit plans. Past service cost is recognized immediately in profit or loss in the period in which it is incurred, regardless of whether or not the rights have vested at the time of adoption (in the case of a new plan) or of amendment (in the case of an existing plan).

Actuarial gains and losses on defined benefit plans (pensions and other post-employment benefits), also referred to as “Remeasurements of the net defined benefit liability (asset)”, arise as a result of changes in financial and demographic assumptions, experience adjustments, and the difference between the actual return and interest cost on plan assets. The impacts of those remeasurements are recognized in Other comprehensive income, net of deferred taxes; they are not subsequently reclassifiable to profit or loss.

B.19. Share-based payment

B.19.1. Employee share ownership plans

Sanofi may offer its employees the opportunity to subscribe to reserved share issues at a discount to the reference market price. Shares awarded to EUROAPI employees under such plans fall within the scope of IFRS 2. Consequently, an expense is recognized at the subscription date, based on the value of the discount offered to employees.

B.19.2. Restricted share plans

Sanofi may award restricted share plans to certain of its employees. The terms of those plans may make the award contingent on the attainment of performance criteria for some of the grantees.

In accordance with IFRS 2, an expense equivalent to the fair value of such plans is recognized in profit or loss on a straight-line basis over the vesting period of the plan, with the opposite entry recognized in equity. The vesting period is three years and that period is reflected in the EUROAPI consolidated financial statements.

The fair value of restricted share plans is based on the quoted market price per share at the date of grant, adjusted for expected dividends during the vesting period; it also takes account of any vesting conditions contingent on stock market performance. Other vesting conditions are taken into account in the estimate of the number of shares awarded during the vesting period; that number is then definitively adjusted based on the actual number of shares awarded on the vesting date.

C. Principal agreements

C.1. Principal agreements governing the carve out from Sanofi

Master Carve Out Agreement

In connection with the Prior Reorganization Transactions, EUROAPI and Sanofi signed a Master Carve Out Agreement effective October 1, 2021, setting out the general principles and arrangements for transferring the assets and liabilities associated with the EUROAPI activities. That agreement contains certain limitations of liabilities in respect of the transferred activities and the related assets and liabilities, and certain indemnity undertakings, that impact the EUROAPI consolidated financial statements for the year ended December 31, 2021.

The indemnities granted by Sanofi under the Master Carve Out Agreement are described below.

•	Certain transferred environmental liabilities indemnified by Sanofi

Sanofi has agreed to indemnify EUROAPI with effect from October 1, 2021 for all costs incurred by EUROAPI arising from remediation measures initiated by the Sanofi group and not yet complete at the transfer date, on certain non-operational parcels of land at the Vertolaye and Saint-Aubin-lès-Elbeuf sites in France further to pollution, contamination or hazardous substance discharges caused by the transferred activities. The indemnity granted by Sanofi is capped at €16.7 million, and is valid up to and including September 30, 2026.

As of December 31, 2021, that indemnity – recognized as a receivable in EUROAPI’s consolidated statement of financial position, within the line item Other non-current assets – amounted to €14.5 million, after taking account of payments of €2 million made between October 1 and December 31. That amount matches the liability for EUROAPI’s environmental exposure in respect of the relevant transferred sites (see Note D.10.).

•	Certain non-transferred environmental liabilities retained by Sanofi

Sanofi retains the remediation obligation relating to the “Marat” parcel of land situated close to the Vertolaye site in France; only the freehold of that parcel of land was transferred as of October 1, 2021, with the transfer of the operating license contingent on Sanofi completing the remediation works. That undertaking is valid until the earlier of (i) completion of the principal remediation measures as required and attested by the competent authorities or (ii) the date on which administrative responsibility for the environmental situation at the “Marat” parcel of land is transferred to the EUROAPI group.

The legal remediation obligation retained by Sanofi, and reflected in the historical financial statements at an amount of €14.6 million, was therefore not transferred to EUROAPI as part of the Prior Reorganization Transactions, and has been treated as an equity transaction (see Note D.10.).

•	Certain regulatory compliance expenditures relating to certain EUROAPI active pharmaceutical ingredients

Sanofi has agreed to indemnify EUROAPI with effect from October 1, 2021 for certain expenditures to be incurred in order to achieve regulatory compliance. The indemnity is capped at €15.0 million, and relates to the costs of the “State of the Art” regulatory review of certain active pharmaceutical ingredients as agreed between the parties that come within the scope of the activities transferred to EUROAPI.

That undertaking is valid up to and including September 30, 2025, and is disclosed in the notes to the consolidated financial statements (see Note D.23.) as an off balance sheet commitment received by EUROAPI.

•	Certain undertakings in favor of BASF Agri production SAS (BASF)

Sanofi has made an undertaking in the form of a €21 million guarantee to indemnify EUROAPI against any loss it may incur in respect of an obligation, under a carve out agreement between BASF and Sanofi dated February 13, 2004 (as amended, in particular by the tripartite agreement dated September 28, 2021) that was transferred to EUROAPI consecutively with the transfer of the Saint-Aubin-lès-Elbeuf site pursuant to the Prior Reorganization Transactions, to indemnify BASF for losses incurred as a result of environmental incidents.

This undertaking is disclosed as an off-balance sheet commitment in the notes to the consolidated financial statements (see Note D.23.).

•	“Play to Win” employee-related restructuring liabilities and certain other short-term employee benefits

Under tripartite agreements entered into by Sanofi, EUROAPI and the EUROAPI employees transferred as of the date of the Prior Reorganization Transactions (October 1, 2021) who are eligible for the various voluntary redundancy plans (including an end-of-career paid leave plan and an end-of-career transition plan) initiated within France in 2020 in connection with the “Play to Win” strategy and still ongoing in 2021, Sanofi has agreed to bear the liabilities arising under those plans.

Consequently, the liabilities recognized in respect of those plans (see Notes D.10. and D.18.) were not transferred to EUROAPI when the employees were transferred on October 1, 2021, the date of the asset transfer in France.

The non-transferred employee-related liabilities, recognized historically as liabilities owed to Sanofi (Note A.3.3.) and presented within Other non-current liabilities in the EUROAPI consolidated statement of financial position, were deemed to have been settled as of the date of the Prior Reorganization Transactions and treated as an equity transaction.

The amount of those liabilities in the books of EUROAPI was €18.9 million as of the date of transfer on October 1, 2021; €24.6 million as of December 31, 2020; and €10.3 million as of December 31, 2019.

Sanofi has also agreed to bear the other liabilities in respect of short-term employee benefits awarded to the employees transferred to EUROAPI, such as collective variable compensation and voluntary/ statutory profit-sharing up to and including the date of the transaction (see the “Introduction” section).

•	Other guarantees given

In accordance with the undertakings made in the Master Carve Out Agreement, EUROAPI benefits from environmental insurance contracted by Sanofi for a 10-year period commencing October 1, 2021, providing coverage of up to €50 million for environmental liabilities not yet identified as of the transfer date and originating prior to implementation of the Prior Reorganization Transactions (or in some cases, prior to the EUROAPI initial public offering). The insurance is subject to the customary exclusions for environmental liability cover. The policy, the entire cost of which is borne by Sanofi, will be transferred to EUROAPI at the date of the initial public offering; provided by the controlling entity until completion of the transaction, it covers EUROAPI against public liability in respect of pollution and remediation.

This undertaking is disclosed as an off-balance sheet commitment in the notes to the consolidated financial statements (see Note D.23.).

C.2. Principal commercial agreements with Sanofi

In parallel with the Master Carve Out Agreement as described above, EUROAPI and Sanofi have entered into commercial agreements, the principal ones of which are as follows:

Global Manufacturing and Supply Agreement

Consistently with their long-established relationship, on October 1, 2021 EUROAPI and Sanofi entered into a Global Manufacturing and Supply Agreement covering active pharmaceutical ingredients, intermediates and other substances, for a five-year term starting from the date of the EUROAPI initial public offering in 2022. The agreement provides for exclusivity of supply of certain active pharmaceutical ingredients, and specifies the pricing terms on which commercial transactions between Sanofi and EUROAPI will be conducted through the entire contractual term. It also contains a number of price adjustment clauses assessed on an annual basis, including:

•

Price Volume Corridor clause: compensates one or the other party in the event of variances above or below specified target levels of revenue for a list of active pharmaceutical ingredients, as defined for an initial three-year period;

•	Capacity Reservation clause: compensates EUROAPI for any failure by Sanofi to order the annual quantities reserved, for a specified list of active pharmaceutical ingredients;

•	Performance clause: applies certain supplementary financial terms and conditions relative to the invoice price; and

•

Raw Material Pass Through clause, compensating EUROAPI for any significant rise in the price of certain materials and excipients used in the manufacture of certain active pharmaceutical ingredients for Sanofi.

Under the terms of the Global Manufacturing and Supply Agreement, since October 1, 2021 sales to Sanofi have been made on the basis of the new pricing terms. The price adjustment clauses described above did not take effect until January 1, 2022, and consequently have no effect on sales made since the date of signature of the agreement.

Specific financial arrangements have also been agreed between the parties for the supply of lixisenatide, an active pharmaceutical ingredient used in the manufacture of SoliquaTM, an injectable treatment for type 2 diabetes. Under those arrangements, Sanofi agrees to make advance payments of €10.4 million over the next three years to help finance some items of plant and equipment required at the EUROAPI site in Frankfurt (Germany) for the manufacture of active ingredients intended for use in Sanofi licensed biologic medicines. The amounts received as of December 31, 2021 were immaterial.

Other agreements

In parallel to the Global Manufacturing and Supply Agreement, other service and industrial development agreements have been entered into.

Those agreements govern activities historically carried on by EUROAPI with Sanofi, and relate mainly to:

•

subcontracting activities, governing historical activities carried out by Sanofi on behalf of EUROAPI during the period from October 1, 2021 to December 31, 2026 involving the manufacture of vitamin B12 salts and of active pharmaceutical ingredients from the Francopia alkaloids family (see Note D.22.);

•

a Master Compound Development Agreement, entered into with Sanofi Recherche et Développement for a five-year period from October 1, 2021, under which services and industrial development activities relating to active pharmaceutical ingredients are carried out by either of the parties for the other, in return for financial consideration (see Note B.13);

•

activities involving the packing of finished pharmaceutical products at the industrial facility at Haverhill (UK) on behalf of Sanofi in return for financial consideration (see note B.11); this agreement took effect on January 1, 2022 for a five-year period from the transaction date. As from the date of signature of this agreement, which modifies the agent/principal relationship between the two companies, pricing terms have been reviewed in order to reflect the new business relationship.

•	distribution of active pharmaceutical ingredients manufactured by Sanofi and commercialized by EUROAPI, taking effect from October 1, 2021 for a five-year period from the transaction date.

Such transactions are recognized on the basis of the new contractual pricing terms applicable as of and from the date of signature of those agreements.

D. Presentation of the financial statements

D.1. Principal changes in scope due to acquisitions and divestments

D.1.1. Principal changes in the EUROAPI scope of consolidation due to acquisitions and divestments

There were no changes in the scope of consolidation in 2019, 2020 or 2021.

A list of the principal companies included in the EUROAPI scope of consolidation as of December 31, 2021, 2020 and 2019 is presented in Note F.

D.2. Property, plant and equipment

D.2.1. Property, plant and equipment owned

Property, plant and equipment owned by EUROAPI comprises:

(€ million)	Land	Buildings	Machinery and equipment	Fixtures, fittings and other	Property, plant and equipment in process	Total
Gross value at January 1, 2019	15.9	268.6	1,358.8	141.1	127.7	1,912.1

Acquisitions and other increases	—	0.1	4.5	1.7	78.5	84.8
Disposals and other decreases	—	(0.6)	(11.1)	(2.8)	—	(14.5)
Currency translation differences	0.8	0.4	1.8	0.6	(0.4)	3.3
Transfers (a)	0.0	10.7	56.0	3.3	(70.0)	(0.0)

Gross value at December 31, 2019	16.7	279.2	1,410.0	144.0	135.9	1,985.7

Acquisitions and other increases	—	1.1	7.4	1.7	82.9	93.0
Disposals and other decreases	—	(0.6)	(7.7)	(1.9)	—	(10.2)
Currency translation differences	(0.8)	(8.8)	(18.2)	(1.4)	(3.3)	(32.5)
Transfers (a)	—	7.4	64.5	7.8	(79.1)	0.5

Gross value at December 31, 2020	15.9	278.3	1,455.9	150.1	136.5	2,036.6

Acquisitions and other increases	—	1.3	4.2	5.0	101.2	111.6
Disposals and other decreases	—	(1.0)	(13.9)	(4.4)	(1.0)	(20.2)
Currency translation differences	0.8	1.3	4.5	0.6	(0.9)	6.3
Transfers (a)	—	18.9	56.7	9.2	(83.2)	1.5

Gross value at December 31, 2021	16.7	298.6	1,507.4	160.5	152.6	2,135.8

Accumulated depreciation and impairment at January 1, 2019	—	(184.4)	(1,115.4)	(118.3)	—	(1,418.1)
Depreciation expense	—	(7.7)	(42.6)	(5.5)	—	(55.8)
Impairment losses, net of reversals (b)	—	0.2	1.5	0.0	—	1.7
Acquisitions and other increases	—	—	(0.2)	(0.2)	—	(0.3)
Disposals and other decreases	—	0.6	10.9	2.7	—	14.2
Currency translation differences	—	0.2	(1.7)	(0.4)	—	(1.9)
Accumulated depreciation and impairment at December 31, 2019	—	(191.2)	(1,147.5)	(121.7)	—	(1,460.4)
Depreciation expense	—	(7.5)	(43.6)	(5.8)	—	(56.8)
Impairment losses, net of reversals (b)	—	(0.4)	(9.0)	(0.8)	(0.6)	(10.8)
Acquisitions and other increases	—	—	(0.0)	(0.0)	—	(0.1)
Disposals and other decreases	—	0.6	7.6	1.9	—	10.1
Currency translation differences	—	6.3	15.8	1.4	—	23.6
Transfers (a)	—	(0.3)	0.3	(0.3)	—	(0.3)

Accumulated depreciation and impairment at December 31, 2020	—	(192.4)	(1,176.5)	(125.1)	(0.6)	(1,494.6)

Depreciation expense	—	(8.0)	(44.9)	(6.7)	—	(59.7)
Impairment losses, net of reversals (b)	—	(2.3)	(6.6)	(0.1)	—	(8.9)
Disposals and other decreases	—	1.1	13.9	4.4	—	19.4
Currency translation differences	—	(0.7)	(3.8)	(0.6)	—	(5.1)
Transfers (a)	—	2.2	(2.2)	(0.8)	—	(0.8)

Accumulated depreciation and impairment at December 31, 2021	—	(200.0)	(1,220.1)	(128.9)	(0.6)	(1,549.7)

Carrying amount at December 31, 2019	16.7	88.1	262.4	22.3	135.9	525.4

Carrying amount at December 31, 2020	15.9	85.9	279.4	24.9	135.9	542.0

Carrying amount at December 31, 2021	16.7	98.6	287.2	31.5	152.0	586.1

(a)	This line mainly comprises property, plant and equipment brought into service during the period.

Firm commitments relating to property, plant and equipment as of December 31, 2021 are shown below:

(€ million)	December 31, 2021	December 31, 2020	December 31, 2019
Firm orders for property, plant and equipment	25.5	20.3	21.8
Property, plant and equipment pledged as security for liabilities	—	—	—

Impairment tests of property, plant and equipment conducted using the method described in Note B.6. resulted in the recognition of the following net impairment losses in the last two financial periods:

(€ million)	December 31, 2021 (a)	December 31, 2020 (b)	December 31, 2019
Net impairment reversals/(losses) on property, plant and equipment	(8.9)	(10.8)	1.7

(a)

In 2021, an impairment loss of €8.9 million was recognized in “Restructuring costs” (see Note D.18.) as a result of impairment tests conducted on assets affected by a business reorientation plan initiated in Italy scheduled to deliver a five-year investment program in new capacity; those tests were based on cash flow projections that had been revised to reflect the reorientation plan.

(b)

In 2020, a total impairment loss of €10.6 million was recognized in “Other operating expenses” (see Note D.17.), mainly comprising a €9.8 million loss arising as a result of the discontinuation of the FRAMAP project in Germany. That project, initiated in 2014, was intended mainly to upgrade the German manufacturing facility as a secondary site for the supply of essential phospholipids, a highly-purified soya-based active ingredient used in Essentiale (a Sanofi Consumer Healthcare product indicated for the treatment of liver complaints).

D.2.2 Right-of-use assets

Right-of-use assets relating to property, plant and equipment held under leases break down as follows:

(€ million)	Right-of-use assets
Gross value at January 1, 2019	51.0

Acquisitions and other increases	0.6
Disposals and other decreases	(0.3)

Gross value at December 31, 2019	51.3

Acquisitions and other increases	1.1
Disposals and other decreases	(1.1)

Gross value at December 31, 2020	51.3

Acquisitions and other increases	8.8
Disposals and other decreases	(1.2)

Transfers (b)	(0.8)

Gross value at December 31, 2021	57.9

Accumulated depreciation and impairment at January 1, 2019	—

Depreciation expense and impairment losses (a)	(3.9)
Disposals and other decreases	0.2

Accumulated depreciation and impairment at December 31, 2019	(3.7)

Depreciation expense and impairment losses (a)	(4.0)
Disposals and other decreases	0.2

Accumulated depreciation and impairment at December 31, 2020	(7.4)

Depreciation expense and impairment losses (a)	(6.1)
Disposals and other decreases	0.3
Acquisitions and other increases	(0.1)
Transfers (b)	0.8

Accumulated depreciation and impairment at December 31, 2021	(12.3)

Carrying amount at December 31, 2019	47.7

Carrying amount at December 31, 2020	43.8

Carrying amount at December 31, 2021	45.6

(a)

In 2021, EUROAPI recognized an impairment loss of €2.0 million against a right-of-use asset relating to a commercial lease effective July 1, 2021. No impairment losses were recognized against right-of-use assets in the years ended December 31, 2020 and December 31, 2019.

(b)

This line mainly comprises assets brought into service during the period. Assets brought into service, and the corresponding depreciation expenses, represented immaterial amounts in the years ended December 31, 2021, 2020 and 2019.

Leased assets mainly comprised office and industrial premises (92%) and the vehicle fleet (8%) as of December 31, 2021.

Annual lease costs on short-term leases and low-value asset leases amounted to €1.0 million in the year ended December 31, 2021, €1.8 million in the year ended December 31, 2020, and €1.9 million in the year ended December 31, 2019.

Total cash outflows on leases (excluding annual lease costs on short-term leases and low-value asset leases) amounted to €2.9 million in the year ended December 31, 2021, compared with €2.9 million in 2020 and €2.8 million in 2019.

A maturity analysis of the lease liability is disclosed in Note D.9.

Commitments related to short-term leases and low-value asset leases, including future payments for lease contracts committed by EUROAPI but not yet commenced, are disclosed in Note D.23.

D.3. Intangible assets

The intangible assets of EUROAPI mainly comprise software used for the development of scientific engineering activities and for controlling and managing industrial production processes.

The movement in intangible assets breaks down as follows:

(€ million)	Total intangible assets	of which software	of which other rights

Gross value at January 1, 2019	12.8	12.8	—

Acquisitions and other increases	1.4	1.4	—
Disposals and other decreases	(0.3)	(0.3)	—

Currency translation differences	(0.1)	(0.1)	—

Gross value at December 31, 2019	13.7	13.7	—

Acquisitions and other increases	2.6	2.6	—
Currency translation differences	(0.6)	(0.6)	—
Transfers	(0.3)	(0.3)	—

Gross value at December 31, 2020	15.4	15.4	—

Acquisitions and other increases (a)	23.9	22.9	1.1
Currency translation differences	(0.5)	(0.5)	—
Transfers	(1.3)	(1.3)	—

Gross value at December 31, 2021	37.6	36.4	1.1

Accumulated amortization and impairment at January 1, 2019	(9.8)	(9.8)	—

Amortization expense	(0.6)	(0.6)	—
Disposals and other decreases	0.3	0.3	—
Currency translation differences	0.1	0.1	—

Accumulated amortization and impairment at December 31, 2019	(9.9)	(9.9)	—

Amortization expense	(0.6)	(0.6)	—
Currency translation differences	0.5	0.5	—

Accumulated amortization and impairment at December 31, 2020	(10.0)	(10.0)	—

Amortization expense	(1.3)	(1.2)	(0.1)
Disposals and other decreases	0.5	0.5	—
Transfers	(0.3)	(0.2)	(0.0)

Accumulated amortization and impairment at December 31, 2021	(10.8)	(10.7)	(0.1)

Carrying amount at December 31, 2019	3.8	3.8	—

Carrying amount at December 31, 2020	5.5	5.5	—

Carrying amount at December 31, 2021	26.8	25.8	1.0

(a)

During the year ended December 31, 2021, acquisitions made by EUROAPI amounted to €22.9 million, of which €22.5 million related to acquisitions of software and IT infrastructure from Sanofi as part of the spin-out of EUROAPI activities from the Sanofi group.

Amortization of software is recognized in the line items Cost of sales, Selling and distribution expenses, Research and development expenses and Administrative and general expenses in the EUROAPI income statement, depending on the nature and use of each intangible asset taken individually.

D.4. Net deferred tax position

An analysis of the net deferred tax position is presented below:

(€ million)	December 31, 2021	December 31, 2020	December 31, 2019
Deferred tax assets	45.3	26.1	25.6
Deferred tax liabilities	(5.6)	(11.1)	(10.2)
Net deferred tax asset/(liability)	39.7	14.9	15.4

The table below provides an analysis of the net deferred tax position by source:

(€ million)	December 31, 2021	December 31, 2020	December 31, 2019
Deferred taxes on:
Consolidation adjustments (intragroup margin in inventory)	0.8	0.2	0.2

Provision for pensions and other employee benefits	24.8	24.7	20.8
Accrued expenses and provisions deductible at the time of payment	8.3	8.3	7.9
Temporary differences on property, plant and equipment	(1.6)	(14.4)	(12.1)
Other	7.4	(4.0)	(1.4)
Net deferred tax asset/(liability)	39.7	14.9	15.4

(a)

The increase in deferred tax assets in 2021 was due mainly to the Prior Reorganization Transactions, which resulted in the recognition of €5.3 million (€1.5 million in the United States, €3.8 million in Japan) in respect of deductible goodwill recognized by EUROAPI subsidiaries, plus €16.0 million of deferred tax liabilities on EUROAPI activities in France relating to non-transferred tax bases. All of those items were treated as an equity transaction.

As of December 31, 2021, unrecognized deferred tax assets, which mainly related to tax losses available for carry-forward, amounted to €0.9 million. There were no unrecognized deferred tax assets as of December 31, 2020 or 2019.

D.5. Inventories

Inventories comprise the following items:

	December 31, 2021			December 31, 2020			December 31, 2019

(€ million)	Gross value	Allowances	Carrying amount	Gross value	Allowances	Carrying amount	Gross value	Allowances	Carrying amount
Raw materials	99.0	(4.4)	94.5	109.8	(4.0)	105.7	112.7	(2.8)	110.3
Work in process	275.6	(12.8)	262.6	238.7	(17.6)	221.1	275.7	(27.2)	248.6
Finished products	226.9	(14.8)	212.4	285.2	(28.1)	257.3	277.1	(38.7)	238.0
Total (a)	601.5	(32.0)	569.5	633.7	(49.6)	584.1	665.5	(68.7)	596.9

D.6. Accounts receivable

An allowance for impairment is taken against accounts receivable on an individual basis when a loss is regarded as probable based on an analysis conducted customer by customer. When an allowance is taken against accounts receivable, sales to customers presenting a credit risk are halted until the customer returns to solvency, in accordance with IFRS 15.

Accounts receivable (other than those arising from sales to Sanofi) break down as follows:

(€ million)	December 31, 2021	December 31, 2020	December 31, 2019
Gross value (a)	241.2	198.0	205.0
Allowances (b)	(2.3)	(3.3)	(0.6)
Carrying amount	238.9	194.7	204.4

(a)	The increase was mainly due to a higher level of amounts receivable from Sanofi.
(b)

As of December 31, 2021, two customer accounts receivable were written down via impairment allowances totaling €2.3 million, one in France (€1.4 million for a specific customer of Francopia placed in administration) and the other in the United States (€0.9 million). The €3.3 million allowance as of December 31, 2020 relates to a customer in insolvency, and the allowances as of December 31, 2019 relate to individual customer accounts receivable. Trade accounts receivable resulting from sales to Sanofi are not subject to any risk of impairment.

The table below shows the split of accounts receivable between third parties and related parties:

(€ million)	December 31, 2021	December 31, 2020	December 31, 2019
Accounts receivable—third parties	111.4	116.2	113.1
Accounts receivable—related parties	127.6	78.5	91.4
Carrying amount	238.9	194.7	204.4

Trade accounts receivable resulting from sales to Sanofi are settled in accordance with the payment terms applied within the group, and show no arrears for any of the periods presented. Consequently, all of the amounts presented in the aging analysis provided below relate solely to trade accounts receivable from third-party, non-Sanofi customers.

An analysis of overdue accounts receivable by length of arrears is presented below:

	Accounts receivable overdue by
(€ million)	Gross value (a)	<1 month	1 to 3 months	3 to 6 months	6 to 12 months	>12 months
December 31, 2021	17.9	11.9	3.5	1.5	0.8	0.1
December 31, 2020	12.6	5.6	3.6	0.1	3.2	0.2
December 31, 2019	8.2	4.9	1.5	1.0	0.4	0.4

(a)	The year-on-year change in overdue accounts receivable in 2021 was mainly due to temporary payment delays as a result of the introduction of new payment flows following the reorganization.

EUROAPI did not assign any trade accounts receivable in any of the periods presented.

D.7. Other current assets

Other current assets comprise the following items:

(€ million)	December 31, 2021	December 31, 2020	December 31, 2019
Customer contract assets (see Note D.8.)	11.1	11.2	5.8
Tax receivables relating to income taxes	23.2	20.0	16.3
Other receivables	6.2	7.4	10.2
Prepaid expenses	1.3	3.9	2.1
Other current financial assets	8.1	0.4	0.2
Other current assets – related parties (a)	25.6	8.5	5.2
Total	75.5	51.3	39.9

(a)	See Note D.22.

D.8. Customer contract assets and liabilities

EUROAPI recognizes customer contract assets and liabilities in accordance with IFRS 15 (see Note B.11.). Customer contract assets and liabilities arise mainly on certain CDMO contracts with EUROAPI’s partners.

(€ million)	December 31, 2021	December 31, 2020	December 31, 2019
Customer contract assets (see Note D.7.)	11.1	11.2	5.8
Of which:
· Capitalized costs (a)	7.5	8.5	5.2
· Unbilled receivables (b)	3.6	2.7	0.6
Customer contract liabilities (c) (see Note D.13.)	10.4	13.1	9.0

(a)	Costs incurred in the pre-production phase and capitalized as of December 31, 2021, 2020 and 2019 relate mainly to the following contracts:

•

Three-year manufacturing capacity supply contract signed with Sarepta by EUROAPI Germany in July 2019 for the production and delivery of the Tritylated range. The first production outputs were shipped at the start of the third quarter of 2020.

•

Service agreement signed in July 2019 with Catalent Pharma Solutions (Catalent) for exclusive use of the K1 building and dedicated equipment at the Haverhill facility (UK); the agreement gives Catalent access to atomization drying technology and to development and manufacturing services, enabling Catalent to meet the commercial needs of its pharmaceutical sector customers. An amendment signed in June 2021 extended the initial contract term by two years (until December 31, 2024), and provides for the payment of variable consideration contingent on the attainment of specified milestones. That amendment has been accounted for prospectively with effect from the date of signature.

(b)

Unbilled receivables represent performance obligations satisfied but not yet billed for which an unconditional right to consideration can be demonstrated under the contracts concluded with EUROAPI customers, primarily in Hungary and France.

(c)

Customer contract liabilities represent upfront payments made by EUROAPI customers under technology and development service contracts (CDMO contracts) to finance the initial operations necessary for the fulfilment of contractual obligations. Such payments are advance payments for future services rendered, and are recognized as revenue with the same pattern as the delivery of the services.

The table below shows movements in customer contract assets and liabilities:

(€ million)	Customer contract assets (capitalized costs)	Customer contract liabilities
Carrying amount at January 1, 2019	0.2	1.6

Increases (a)	4.9	7.3
Currency translation differences	0.1	0.1

Carrying amount at December 31, 2019	5.2	9.0

Increases (a)	5.0	11.1
Decreases (b)	(1.6)	(6.8)
Currency translation differences	(0.2)	(0.1)

Carrying amount at December 31, 2020	8.5	13.1

Increases (a)	4.4	9.2
Decreases (b)	(5.6)	(12.3)
Currency translation differences	0.3	0.3
Carrying amount at December 31, 2021	7.5	10.4

(a)

Customer contract assets amounted to €7.5 million as of December 31, 2021, versus €8.5 million as of December 31, 2020 and €5.2 million as of December 31, 2019. Increases reflect pre-production costs incurred of (i) €1.2 million in 2021, €1.0 million in 2020 and €2.1 million in 2019 under the July 2019 contract with Sarepta to supply Tritylated products, and (ii) €3.2 million in 2021, €4.0 million in 2020 and €2.8 million in 2019 relating to the July 2019 contract with Catalent to make dedicated production facilities available to Catalent at the Haverhill site in the UK. Consistent with the above, advance payments received representing future revenues under the same two contracts were recognized as liabilities; these amounted to €7.6 million (Catalent) as of December 31, 2021. As of December 31, 2020, advance payments comprised €1.4 million (Sarepta) and €9.7 million (Catalent). As of December 31, 2019, advance payments comprised €5.5 million (Sarepta) and €1.8 million (Catalent).

(b)

In the year ended December 31, 2021, €5.6 million was recognized as an expense in respect of performance obligations transferred (including €4.9 million for the Catalent contract), versus €1.6 million in the year ended December 31, 2020. Customer contract liabilities are reduced to the extent of the amounts recognized as revenue. In the year ended December 31, 2021, €12.3 million was recognized as revenue (of which €9.1 million related to the Catalent contract), versus €6.8 million in 2020 (of which €5.6 million related to the Catalent contract).

D.9. Lease liabilities

A maturity analysis of lease liabilities as of December 31, 2021 is presented below:

(€ million)	Undiscounted future minimum lease payments
	Total	< 1 year	1 to 3 years	3 to 5 years	> 5 years	Discounting effect
Total lease liabilities as of December 31, 2021 (a)	22.7	3.2	5.1	2.7	15.2	(3.5)
Total lease liabilities as of December 31, 2020 (a)	17.5	2.6	3.8	2.5	12.7	(4.1)
Total lease liabilities as of December 31, 2019 (a)	20.0	2.5	4.8	3.3	13.7	(4.2)

(a)

Lease liabilities recognized in the statement of financial position are matched by right-of-use assets recognized on the assets side of the statement of financial position in accordance with IFRS 16 (see Note B.5.2.). Total lease liabilities amounted to €22.7 million as of December 31, 2021, compared with €17.5 million as of December 31, 2020; the year-on-year increase reflects a commercial lease that took effect on October 1, 2021). The equivalent amount as of December 31, 2019 was €20.0 million. The main component of lease liabilities is the commercial lease contracted with Infraserv GmbH & Co. Höchst KG joint venture, which manages industrial infrastructure at the Industriepark site in Germany housing the industrial buildings occupied by EUROAPI Germany (€10.9 million as of December 31, 2021, €12.3 million as of December 31, 2020, and €14.1 million as of December 31, 2019).

D.10. Provisions

The table below shows movements in provisions:

(€ million)	Provisions for environmental risks (a)	Provisions for pensions and other post- employment benefits (Note D.10.1.)	Provisions for long-term benefits	Restructuring provisions (Note D.10.2.)	Other provisions (b)	Total
Balance at January 1, 2019	72.8	67.0	23.3	7.6	29.7	200.4

Increases in provisions	12.5	4.0	4.0	—	1.1	21.6
Provisions utilized	(5.9)	(0.8)	(2.4)	—	(0.3)	(9.3)
Reversals of unutilized provisions	(0.0)	—	—	—	(0.2)	(0.2)
Transfers (c)	(0.0)	(4.0)	—	(4.3)	—	(8.3)
Net interest related to employee benefits, and unwinding of discount	0.6	1.2	0.3	0.1	—	2.3
Currency translation differences	(0.2)	(0.1)	0.0	—	0.0	(0.3)
Actuarial gains and losses on defined-benefit plans	—	11.6		—	—	11.6

Balance at December 31, 2019	79.8	78.9	25.3	3.4	30.4	217.8

Increases in provisions	4.5	4.7	2.8	—	0.4	12.4
Provisions utilized	(7.8)	(1.2)	(2.3)	—	(0.5)	(11.8)
Reversals of unutilized provisions	(0.7)	(1.7)	(0.2)	—	(0.0)	(2.6)
Transfers (c)	—	(4.9)	—	(3.3)	—	(8.2)
Net interest related to employee benefits, and unwinding of discount	—	0.8	0.1	0.0	—	0.9
Currency translation differences	(0.7)	(0.4)	(0.1)	—	(0.0)	(1.2)
Actuarial gains and losses on defined-benefit plans	—	12.4	—	—	—	12.4

Balance at December 31, 2020	75.1	88.6	25.6	0.1	30.2	219.6

Increases in provisions	3.1	5.4	2.4	—	1.1	11.9
Provisions utilized	(10.9)	(1.2)	(2.3)	—	(0.1)	(14.4)
Reversals of unutilized provisions	—	(0.9)	0.1	—	(0.0)	(0.8)
Transfers (c)	(19.5)	(4.5)	(0.9)	0.1	0.1	(24.7)
Net interest related to employee benefits, and unwinding of discount	—	0.8	0.1	—	—	0.9
Currency translation differences	(0.0)	(0.1)	0.0	—	—	(0.1)
Actuarial gains and losses on defined-benefit plans	—	2.6	—	—	—	2.6

Balance at December 31, 2021	47.8	90.8	25.0	0.2	31.2	195.0

(a)

The €2.4 million provision booked in the year ended December 31, 2021 relates to legacy chemicals facilities in France that are no longer operational. The comparable amount booked in the year ended December 31, 2020 was €4.5 million. The €12.5 million provision booked in the year ended December 31, 2019 includes €3.6 million for operational facilities, and €8.9 million for legacy chemicals facilities in France that are no longer operational.

(b)	“Other provisions” mainly comprise provisions that reflect the estimated costs to be incurred on the remediation of leased premises in Germany when the lease term ends.
(c)

Transfers represent amounts reclassified to “Other current liabilities” during the period, which in 2021 included environmental liabilities of €5.0 million. In addition, a provision of €14.6 million (see Note C, “Principal agreements”) was retained by Sanofi pursuant to the Prior Reorganization Transactions completed in France on October 1, 2021. Consequently, the “Transfers” line reflects the transfer of this legacy liability to Sanofi, which was treated as a transaction between shareholders and reflected in equity.

D.10.1. Provisions for pensions and other post-employment benefits

EUROAPI offers its employees pension plans and other post-employment benefits. The specific features of the plans (benefit formulas, fund investment policy and fund assets held) vary depending on the applicable laws and regulations in each country where the employees work. These employee benefits are accounted for in accordance with IAS 19 (see Note B.18.). The provisions for pensions and other post-employment benefits presented in the EUROAPI consolidated financial statements for the years ended December 31, 2020 and December 31, 2019 represent the rights vested in the employees who directly contributed to EUROAPI activities, whether or not they were transferred to EUROAPI when the asset and liability transfer took place as part of the reorganization of its activities in 2021.

Pension obligations in the two principal countries represented approximately 95.2% of the total value of the defined-benefit obligation as of December 31, 2021, compared with 94.6% as of December 31, 2020 and 94.1% as of December 31, 2019 and January 1, 2019. The principles of the main defined-benefit plans in those two countries are described below:

France

Lump-sum retirement benefit plans

All EUROAPI employees working in France are entitled, under plans offered by Sanofi, to a lump-sum payment on retirement. The amount of that payment depends both on their length of service within the company and on the rights guaranteed by collective and internal agreements. The employee’s final salary is used in calculating the amount of these lump-sum retirement benefits. These plans represent all of the obligations in France.

Germany

Top-up defined-benefit pension plans

The benefits offered under this pension plan are wholly funded by the employer (there are no employee contributions) via a Contractual Trust Agreement (CTA), under which benefits are estimated on the basis of a career average salary. Employees are entitled to receive an annuity under this plan if their salary exceeds the social security ceiling. The amount of the pension is calculated by reference to a range of vesting rates corresponding to salary bands. The plan also includes disability and death benefits, and represents approximately 42% of the total obligations in Germany.

Sanofi-Aventis plus (SAV plus)

This is a top-up plan that replaces the previous top-up defined-benefit plan. New entrants joining the plan on or after April 1, 2015 contribute to a defined-contribution plan that is partially funded via the company’s CTA.

All employees whose salary exceeds the social security ceiling are automatically covered by the plan. The employer’s contribution is 15% of the amount by which the employee’s salary exceeds the social security ceiling.

Multi-employer plan (Pensionskasse)

This is a defined-benefit plan treated as a defined-contribution plan, in accordance with the accounting policies described in Note B.18. Currently, contributions cover the level of annuities. Only the portion relating to the future revaluation of the annuities is included in the defined-benefit pension obligation. The obligation relating to this revaluation amounted to €37.4 million as of December 31, 2021, versus €31.6 million as of December 31, 2020, €24.8 million as of December 31, 2019.

Actuarial assumptions used to measure Sanofi’s pension obligation

An actuarial valuation of the obligation was performed with the assistance of independent actuaries as of December 31, 2021, 2020 and 2019.

The calculations were based on the following financial and demographic assumptions:

	2021		2020			2019
	France	Germany	France	Germany	France	Germany
Discount rate (a)/(b)	0.10% to 1.10%	0.10% to 1.10%	0.00% or 0.55%	0.00% or 0.55%	0.25% or 0.75%	0.25% or 0.75%
General inflation (c)	1.95%	1.95%	1.45%	1.45%	1.30%	1.30%

Retirement benefit indexation	2.40%	1.35%	1.45%	1.45%	1.25% to 2.25%	1.30%

Retirement age	62 to 67	62	62 to 67	62	62 to 67	62

Mortality table	TGH/ TGF 05	Heubeck RT 2018 G	TGH/ TGF 05	Heubeck RT 2018 G	TGH/ TGF 05	Heubeck RT 2018 G

(a)

Discount rates have been determined on the basis of market rates for first-class private corporate bonds whose duration is approximately equivalent to that of the plans’ estimates of future payments. The benchmarks used are identical for all periods presented.

(b)	Rates according to durations, respectively from 0 to 7 years, from 7 to 10 years and more than 10 years.
(c)	Inflation for the euro area is determined using a multi-criteria method.

Sensitivity analysis

The table below shows the sensitivity of the EUROAPI group’s obligations for pensions and other post-employment benefits to changes in key actuarial assumptions as of December 31, 2021:

(€ million)	Pensions and other post-employment benefits, by principal country - 2021
Measurement of defined-benefit obligation	Change in assumption	France	Germany	Hungary	Italy	UK
Value of defined-benefit obligation		40.0	70.2	4.0	1.0	0.5

Discount rate	-0.5%	4.0	10.9	0.1	0.0	0.0
General inflation rate	+0.5%	0.8	16.6	0.0	0.0	0.0
Pension benefit indexation	+0.5%	0.8	16.2	0.0	(0.0)	0.0
Mortality table	+ 1 year	0.8	3.6	0.0	(0.0)	0.0

The table below shows the sensitivity of the EUROAPI group’s obligations for pensions and other post-employment benefits to changes in key actuarial assumptions as of December 31, 2020:

(€ million)	Pensions and other post-employment benefits, by principal country - 2020
Measurement of defined-benefit obligation	Change in assumption	France	Germany	Hungary	Italy	UK
Value of defined-benefit obligation		44.9	63.1	4.6	1.1	0.5

Discount rate	-0.5%	3.1	8.0	0.3	0.1	0.1
General inflation rate	+0.5%	0.0	15.4	0.0	0.0	0.0
Pension benefit indexation	+0.5%	0.0	15.0	0.0	0.0	0.0
Mortality table	+ 1 year	0.2	1.4	0.0	0.0	0.0

The table below shows the sensitivity of the EUROAPI group’s obligations for pensions and other post-employment benefits to changes in key actuarial assumptions as of December 31, 2019:

(€ million)	Pensions and other post-employment benefits, by principal country -2019
Measurement of defined-benefit obligation	Change in assumption	France	Germany	Hungary	Italy	UK
Value of defined-benefit obligation		44.7	53.3	4.5	1.1	0.5

Discount rate	-0.5%	3.1	(6.2)	0.2	0.1	0.0
General inflation rate	+0.5%	0.0	12.9	(0.0)	0.0	0.0
Pension benefit indexation	+0.5%	0.0	12.5	(0.0)	0.0	0.0
Mortality table	+ 1 year	0.1	0.5	(0.0)	0.0	0.0

The table below reconciles the net obligation in respect of EUROAPI’s pension and other post-employment benefit plans with the amounts recognized in the consolidated financial statements:

(€ million)	Pensions and other post-employment benefits
	December 31, 2021	December 31, 2020	December 31, 2019
Measurement of the obligation:
Beginning of period	115.0	104.9	91.0
Current service cost	6.5	5.8	5.1
Interest cost	0.9	3.8	1.5
Actuarial losses/(gains) due to changes in demographic assumptions	—	0.3	(3.0)
Actuarial losses/(gains) due to changes in financial assumptions	(3.2)	30.5	30.2
Actuarial losses/(gains) due to experience adjustments	7.1	7.0	4.9
Plan amendments, curtailments or settlements not specified in the terms of the plan	(0.8)	(1.9)	—
Plan settlements specified in the terms of the plan	—	(0.1)	—
Benefits paid	(3.5)	(3.5)	(3.2)
Transfers (a)	(6.1)	(31.2)	(21.6)
Currency translation differences	—	(0.5)	(0.1)

Obligation at end of period	115.8	115.0	104.9

Fair value of plan assets:
Beginning of period	0.8	0.7	0.7
Interest income on plan assets	—	2.9	—
Difference between actual return and interest income on plan assets	—	23.8	17.6
Administration costs	—	(0.1)	—
Plan settlements specified in the terms of the plan	—	(0.1)	—
Employer’s contributions	1.4	1.9	4.3
Benefits paid	(1.4)	(1.9)	(4.3)
Transfers (a)	(0.8)	(26.3)	(17.6)

Fair value of plan assets at end of period (b)	—	0.8	0.7

(a)

The amounts shown on the “Transfers” line represent amounts reclassified to “Other current liabilities” during the period for payments made in the UK by Sanofi on behalf of EUROAPI in respect of post-employment benefits.

(b)	Following the Prior Reorganization Transactions, no pension plan assets existed as of December 31, 2021.

The tables below show the net obligation in respect of pension plans and other post-employment benefits for employees transferred to EUROAPI by geographical region as of December 31, 2021, 2020 and 2019:

(€ million)	Pensions and other post-employment benefits by geographical region
December 31, 2021	France	Germany	Hungary	Italy	UK	Other	Total
Measurement of the obligation	40.0	70.2	4.0	1.0	0.5	0.1	115.8
Fair value of plan assets	—	—	—	—	—	—	—
Net amount in statement of financial position at end of period	40.0	70.2	4.0	1.0	0.5	0.1	115.8

(€ million)	Pensions and other post-employment benefits by geographical region
December 31, 2020	France	Germany	Hungary	Italy	UK	Other	Total
Measurement of the obligation	44.9	63.1	4.6	1.1	0.5	0.8	115.0
Fair value of plan assets	—	—	—	—	—	0.8	0.8
Net amount in statement of financial position at end of period	44.9	63.1	4.6	1.1	0.5	(0.0)	114.2

(€ million)	Pensions and other post-employment benefits by geographical region
December 31, 2019	France	Germany	Hungary	Italy	UK	Other	Total
Measurement of the obligation	44.7	53.3	4.5	1.1	0.5	0.8	104.9
Fair value of plan assets	—	—	—	—	—	0.7	0.7
Net amount in statement of financial position at end of period	44.7	53.3	4.5	1.1	0.5	0.1	104.1

The tables below show the service cost for EUROAPI’s pension and other post-employment benefit plans, by geographical region:

(€ million)	Pensions and other post-employment benefits by geographical region
Service cost for 2021	France	Germany	Hungary	Other	Total
Current service cost	3.5	2.6	0.3	0.1	6.5
Net interest cost/(income) including administration costs and taxes paid during the period	0.3	0.5	0.2	0.0	0.9
Expense/(gain) for the period	3.8	3.1	0.4	0.1	7.4

(€ million)	Pensions and other post-employment benefits by geographical region
Service cost for 2020	France	Germany	Hungary	Other	Total
Current service cost	2.8	2.6	0.2	0.1	5.8
Net interest cost/(income) including administration costs and taxes paid during the period	0.3	0.4	0.1	0.1	0.9
Expense/(gain) for the period	3.1	3.0	0.4	0.2	6.7

(€ million)	Pensions and other post-employment benefits by geographical region
Service cost for 2019	France	Germany	Hungary	Other	Total
Current service cost	2.4	2.4	0.2	0.1	5.1
Net interest cost/(income) including administration costs and taxes paid during the period	0.5	0.8	0.2	0.0	1.5
Expense/(gain) for the period	2.9	3.2	0.4	0.2	6.6

There were no significant events relating to pensions and post-employment benefits during any of the periods presented.

The estimated amounts of employer’s contributions to plan assets in 2021 are as follows:

(€ million)	France	Germany	Hungary	Other	Total
Employer’s contributions in 2021 (estimate):
2022	—	—	—	0.1	0.1

The table below shows the expected timing of benefit payments under pension and other post-employment benefit plans for the next ten years:

(€ million)	France	Germany	Hungary	Other	Total
Estimated benefit payments
2022	0.8	0.8	—	0.1	1.7
2023	0.7	0.7	0.2	0.1	1.7
2024	0.8	1.3	0.2	0.1	2.5
2025	0.9	1.5	0.1	0.1	2.6
2026	1.2	1.9	0.2	0.1	3.4
2027 to 2031	9.0	8.4	1.6	0.5	19.6

D.10.2. Restructuring provisions

The table below shows movements in restructuring provisions classified in non-current and current liabilities:

(€ million)	December 31, 2021	December 31, 2020	December 31, 2019
Balance at beginning of period (a)	5.6	8.8	11.8

Of which:
· Classified in non-current liabilities	0.1	3.4	7.6
· Classified in current liabilities	5.6	5.4	4.2
Change in provisions recognized in profit or loss for the period	0.4	(0.1)	(1.0)
Provisions utilized	(3.5)	(2.9)	(2.3)
Unwinding of discount	—	0.0	0.1
Currency translation differences	0.1	(0.1)	0.1
Balance at end of period (a)	2.7	5.6	8.8
Of which:
· Classified in non-current liabilities	0.2	0.1	3.4
· Classified in current liabilities	2.5	5.6	5.4

(a)

Restructuring provisions mainly relate to the reorganization of development activities in Germany that was initiated in 2014 (project F) and continued in 2017 (project IA). This plan involved refocusing development activities on large molecules, peptides and oligonucleotides, resulting in the closure of the pilot installations at Frankfurt. Restructuring provisions related to this reorganization were €6.8 million as of December 31, 2019, €4.2 million as of December 31, 2020, and €1.8 million as of December 31, 2021.

The timing of future reversals of provisions as of December 31, 2021 was as follows:

December 31, 2021	Total	Reversals by period
(€ million)		< 1 year	1 to 3 years	3 to 5 years	> 5 years
Total provisions (a)	2.7	2.5	0.2	0.0	—
- Germany (b)	1.8	1.6	0.2	—	—
- UK	0.4	0.4	—	—	—
- France	0.4	0.4	—	—	—

(a)	Termination benefits represent 13.9% of the total provision for restructuring.
(b)	In 2021, termination benefits totaling €3.1 million were paid in respect of the plan initiated in Germany in 2014 (project F) and continued in 2017 (project IA), as described above.

The timing of future reversals of provisions as of December 31, 2020 was as follows:

December 31, 2020	Total	Reversals by period
(€ million)		< 1 year	1 to 3 years	3 to 5 years	> 5 years
Total provisions (a)	5.6	5.5	0.1	—	—
- Germany (b)	4.2	4.1	0.1	—	—
- UK	1.0	1.0	—	—	—
- France	0.4	0.4	—	—	—

(a)	Termination benefits represent 63.7% of the total provision for restructuring.
(b)	In 2020, termination benefits totaling €2.7 million were paid in respect of the plan initiated in Germany in 2014 (project F) and continued in 2017 (project IA), as described above.

The timing of future reversals of provisions as of December 31, 2019 was as follows:

December 31, 2019	Total	Reversals by period
(€ million)		< 1 year	1 to 3 years	3 to 5 years	> 5 years
Total provisions (a)	8.8	5.4	3.3	0.1	—
- Germany (b)	6.8	3.4	3.3	0.1	—
- UK (c)	1.4	1.4	—	—	—
- France	0.5	0.5	—	—	—

(a)	Termination benefits represent 73.5% of the total provision for restructuring.
(b)

This amount relates mainly to the cost of a restructuring of industrial development activities in Germany that was initiated in 2014 (project F) and continued in 2017 (project IA). This plan involved refocusing development activities on large molecules, peptides and oligonucleotides, resulting in the closure of the pilot installations at Frankfurt.

(c)	This amount relates mainly to the cost of a restructuring of industrial development activities at the Haverhill site in the UK that took place in 2019.

D.11. Other non-current liabilities

Other non-current liabilities include non-current liabilities related to taxes and duties other than income taxes.

The amount of other non-current liabilities was immaterial as of December 31, 2021, 2020 and 2019.

D.12. Accounts payable

Accounts payable break down as follows:

(€ million)	December 31, 2021	December 31, 2020	December 31, 2019
Third-party accounts payable (a)	119.1	95.9	83.3
Related-party accounts payable (b)	70.5	35.2	37.1
Carrying amount	189.6	131.1	120.4

(a)

The increase in third-party accounts payable as of December 31, 2021 is mainly due to temporary payment delays as a result of the installation of the new IT systems that were required in connection with the Prior Reorganization Transactions.

(b)

The increase in accounts payable to Sanofi mainly reflects a rise in the liabilities of Francopia further to the inception of a new subcontracting agreement (see Note C, “Principal agreements”), plus temporary payment delays related to the Prior Reorganization Transactions of October 1, 2021.

D.13. Other current liabilities

Other current liabilities break down as follows:

(€ million)	December 31, 2021	December 31, 2020	December 31, 2019
Customer contract liabilities (see Note D.8.)	10.4	13.1	9.0
Current income tax liabilities	7.7	0.4	2.4
Taxes and duties payable, other than income taxes	6.2	0.6	2.6
Employee-related liabilities	50.8	45.9	45.0
Restructuring provisions (see Note D.10.2.)	2.5	5.6	5.4
Amounts payable for acquisitions of non-current assets (a)	63.1	25.2	18.5
Other current liabilities (b)	17.5	8.9	10.7
Other payables - related parties (Note D.22.) (c)	34.5	76.6	52.0

Total (a)	192.7	176.3	145.7

(a)	The increase in this item as of December 31, 2021 is mainly due to the acquisition of €22.5 million of software and IT infrastructure (see Note D.3.).
(b)

As of December 31, 2021, this line includes the current portion of the environmental provision for non-operational sites, €5.0 million of which was reclassified to “Non-current liabilities”, further to the indemnification agreement with Sanofi (see Note C, “Principal agreements”).

(c)

The decrease in 2021 is mainly explained by the extinguishment of the purchase commitment recorded in “Other current liabilities”; (corresponding to Francopia alkaloid-based raw materials held by Sanofi and amounting to €27.7 million) further to implementation of the subcontracting agreement effective October 1, 2021.

D.14. Personnel costs

Total personnel costs (other than termination benefits, presented in Note D.18.) include the following items:

(€ million)	2021	2020	2019
Salaries	176.8	166.1	159.5
Social security charges	61.8	57.6	57.4
Defined-benefit plans, and voluntary and statutory profit-sharing schemes. (a)	18.7	18.2	18.5
Share-based payment	1.8	1.6	1.4
Other employee benefits	15.5	14.4	14.2

Total	274.6	257.9	251.1

(a)	This line includes the impact of the April 2021 IFRIC agenda decision on the attribution of benefits to periods of service (see Note B.2.1.).

D.15. Research and development expenses

Research and development (R&D) expenses mainly comprise primary expenditures incurred by EUROAPI development platforms relating to in-house projects to develop new products and services or to improve existing products and services before they move into industrial operation.

(€ million)	December 31, 2021	December 31, 2020	December 31, 2019
Research and development expenses	(17.0)	(19.9)	(16.3)
Research and development expenses	(17.0)	(19.9)	(16.3)

D.16. Other operating income

Other operating income amounted to €4.2 million in 2021, comprising (i) €2.9 million of indemnities receivable in respect of certain short-term employee benefit liabilities owed by Sanofi under the terms of the Master Carve Out Agreement of October 1, 2021 (see Note A.2.) and (ii) a foreign exchange gain of €1.3 million. Net foreign exchange gains amounted to €1.3 million in 2020 and €1.4 million in 2019.

D.17. Other operating expenses

Other operating expenses were €5.4 million in 2021, €10.6 million in 2020, and €8.8 million in 2019.

For 2021, this line item mainly comprised an impairment allowance of €2.0 million taken against a commercial lease (see Note D.2.2.) that is effective from July 1, 2021 but has not been used, and a charge of €2.4 million to provisions for environmental risks at non-operational sites (mainly parcels of land at Vertolaye in France, see Note D.10.).

For 2020, this line item includes an expense of €9.8 million relating to impairment losses on industrial property, plant and equipment not brought into service following a management decision to discontinue the plan to make the industrial site at Frankfurt (Germany) a secondary manufacturing site for the production of phospholipids, an active ingredient used in Essentiale (a product supplied to Sanofi’s Consumer Healthcare business). That decision was taken mainly in response to a decrease in volumes sold in the product’s main markets, such as China and Russia.

For 2019, this line item includes an expense of €9.0 million relating to a provision for environmental risks, mainly on sites in France no longer used for operations.

D.18. Restructuring costs and similar items

Restructuring costs and similar items represent the share of restructuring costs incurred by Sanofi attributable to EUROAPI’s operations and support functions.

Restructuring costs and similar items breaks down as follows:

(€ million)	2021	2020	2019
Employee-related expenses (a)	0.3	(15.8)	(1.2)
Charges, gains or losses on assets (b)	(8.9)	13.4	1.3
Other restructuring costs (c)	(4.7)	—	—

Total	(13.4)	(2.4)	0.1

(a)

For 2021, this line item comprises a reversal of €0.3 million in the UK. That compares with an expense of €13.3 million in 2020, mainly on termination benefits further to the announcement of the “Play to Win” plan to adapt Sanofi’s organization in line with strategic changes (see Note C), most of which was for French entities included in the scope of consolidation. An amount of €4.5 million was charged to a provision for liabilities associated with strenuous jobs in France.

(b)

For 2021, this line includes €8.9 million of impairment losses taken against assets in connection with the reorientation of EUROAPI activities in Italy (see Note D.2.1.). For 2020, this line mainly comprises a reversal of an unused allowance of €13.7 million against UCI inventories at French sites; for 2019, it comprises a reversal of €1.3 million following the return to service of a previously written-down item of property, plant and equipment. The UCI (Universal Corticosteroid Intermediate) project is a proposal to develop a new cell-culture based hydrocortisone manufacturing process at the Elbeuf site in France. In 2017, it became clear that (i) yields were well below expectations and (ii) rival products were becoming much more competitively priced. Consequently, it was decided to make a strategic withdrawal from the project; this led to write-downs of dedicated assets, and also of some of the inventories produced using the new process (given sales projections for the volumes held in inventory) in order to cover the risk that they would not be sold. In 2020, the company identified new market opportunities, arising from longer-than-expected regulatory delays for customers adopting the new strain. Consequently, it was possible to reverse most of the allowance for unsold inventories, taking account of the updated inventory runoff forecasts based on management’s latest assessment, reflecting events and circumstances known at that date. During 2021, the inventories were run off in line with the revised projections from 2020, so no further adjustment was made to the allowance.

(c)

This line includes the impacts of the temporary shutdown of the Brindisi site (€4.0 million, including accelerated depreciation of €1.2 million) as a result of the reorientation plan initiated at the end of 2021, and an additional charge to the “Project F” provision in Germany (€0.7 million).

D.19. Financial expenses and income

An analysis of Financial expenses and Financial income is presented below:

(€ million)	2021	2020	2019
Cost of debt (a)	(0.6)	(0.7)	(0.8)
Interest income	0.2	1.0	0.8

Cost of net debt	(0.4)	0.3	0.0

Non-operating foreign exchange gains/(losses)	(0.2)	—	—

Unwinding of discounting of provisions	—	(0.0)	(0.8)
Net interest cost related to employee benefits	(0.9)	(0.9)	(1.5)
Net interest expense on lease liabilities	(0.4)	(0.3)	(0.3)

Financial expenses and income	(1.9)	(0.9)	(2.6)

Comprising: financial expenses	(2.1)	(1.9)	(3.3)

Financial income	0.2	1.0	0.8

(a)

This line also includes the impact of the financing component of the Tritylated manufacturing services contract signed with Sarepta in July 2019 (see Note D.8.). That impact was not material to the EUROAPI financial statements as of December 31, 2021, 2020 or 2019.

D.20. Income taxes

Income taxes breaks down as follows:

(€ million)	2021	2020	2019
Income/(loss) before taxes	(14.6)	(11.8)	(3.1)
Current taxes	(18.3)	(11.2)	(15.2)
Deferred taxes	17.1	16.7	20.8

Total	(1.2)	5.5	5.6

The difference between the effective tax rate and the standard corporate income tax rate applicable in France is explained as follows:

	2021		2020		2019
	as a %	€ million	as a %	€ million	as a %	€ million
Standard tax rate applicable in France	28.4%	4.2	32.0%	3.8	34.4%	1.1
Difference between the standard French tax rate and the rates applicable to EUROAPI (a)		2.7		1.7		3.9
Rate differential between current taxes and deferred taxes		(2.5)		(5.3)		(5.5)
Other corporate taxes (b)		5.2		7.0		9.4
Revisions to tax exposures and settlements of tax disputes		—		—		(0.1)
Tax incentives for investment in France		0.8		1.3		1.4
Non-deductible expenses		(0.5)		(0.2)		(0.6)
Other (c)		(8.4)		(1.1)		—

Effective tax rate	(8.1)%	(1.2)	46.4%	5.5	180.4%	5.6

(a)

This amount mainly comprises the contribution to EUROAPI taxable results from profit-making countries (including Hungary and the UK ) where tax rates are lower than in France. EUROAPI has no operations in countries with a higher tax rate than France.

(b)	This amount includes the effects of taxes other than income taxes, in particular CVAE in France and IRAP in Italy.
(c)	This line mainly consists of the tax effects of indemnification against environmental liabilities (see Note C, “Principal agreements”).

D.21. Consolidated equity

Shareholders’ equity stood at €1,011.4 million as of December 31, 2021; €989.3 million as of December 31, 2020; and €1,018.1 million as of December 31, 2019.

D.21.1 Share capital and share premium

In 2020, Sanofi carried out an equity injection when EUROAPI was formed, comprising 150,000 €1 par value ordinary shares and amounting to €150,000.

In 2021, EUROAPI carried out a capital increase via the issuance of 89,850,000 €1 par value ordinary shares, raising a total subscription of €1,868,000,000, in order to finance the acquisitions of those of its subsidiaries that were owned by Sanofi subsidiaries, thereby enabling the EUROAPI group to be legally constituted. Following that share issuance, EUROAPI had a balance of €1,778.2 million in its share premium account.

Given the continuity of control exercised by Sanofi during all the periods presented, in applying IFRS 10 EUROAPI elected retrospective recognition of the legal reorganization of 2021, as discussed in Note A.2. above. The capital increase carried out as consideration for the asset transfers/divestments completed as part of the legal reorganization is accounted for as though it had taken place on January 1, 2019.

As of December 31, 2021, the share capital of EUROAPI amounted to €90,000,000, consisting of 90,000,000 €1 par value ordinary shares, all fully paid.

The table below shows movements in the share capital of EUROAPI for all of the periods presented:

(€ million)	Number of shares (million)	% of share capital for the period
December 31, 2021	90.0	100.0
December 31, 2020	90.0	100.0
December 31, 2019	89.9	100.0
January 1, 2019	89.9	100.0

D.21.2. Number of shares used to calculate earnings per share

The number of shares used to calculate earnings per share is the number of shares constituting the company’s share capital subsequent to the capital increase described above (see Note D.21.1.). That number of shares was used for all the periods presented, given that this transaction was accounted for retrospectively as of January 1, 2019 (see Note A.2.).

In the absence of any potentially dilutive instruments outstanding as of December 31, the number of shares used to calculate diluted earnings per share is the same as the number of shares in issue.

D.21.3 Currency translation differences

Cumulative currency translation differences amounted to €16.6 million as of December 31, 2021; €(14.3) million as of December 31, 2020; and €9.8 million as of December 31, 2019.

D.22. Related party transactions

D.22.1. Related party transactions of an operational nature

The principal transactions between EUROAPI and Sanofi are:

•	sales of active pharmaceutical ingredients to Sanofi for use in the production of medicines sold by Sanofi;

•	purchases of active pharmaceutical ingredients produced by Sanofi and distributed by EUROAPI;

•	purchases of opiate-based active ingredients manufactured by Sanofi at its Aramon site; and

•	production and development services provided by Sanofi to EUROAPI, or by EUROAPI to Sanofi.

(€ million)	December 31, 2021	December 31, 2020	December 31, 2019
Net sales	407.0	453.9	448.1
Purchases	(140.0)	(187.9)	(172.6)
Research and development expenses	(2.0)	(0.7)	(2.7)
Administrative and general expenses (a)	(22.6)	(32.2)	(28.4)
Financial income/(expenses)	(0.2)	(0.7)	0.1

(a)

Administrative and general services include shared activities allocated to EUROAPI (see Note A.3.2.). These expenses originate from various organizations within the Sanofi group such as senior management, industrial affairs, central support functions, and functions housed within the legal entities before the Prior Reorganization Transactions.

(€ million)	December 31, 2021	December 31, 2020	December 31, 2019
Accounts receivable (Note D.6.)	127.6	78.5	91.4
Accounts payable (Note D.12.) (a)	(70.5)	(35.2)	(37.1)

Other non-current assets (b)	9.6	0.1	0.1
Other current assets (Note D.7) (c)	30.6	8.5	5.2
Other current liabilities (Note D.13.) (d)	(58.9)	(76.6)	(52.0)
Other current financial assets (e)	10.9	153.4	132.8

Short-term debt and other financial liabilities (e)	—	(55.8)	(44.2)

(a)

The increase in the amount payable to Sanofi is mainly due to new transaction flows arising from the subcontracting agreement between Francopia and Sanofi (see Note C., “Principal Agreements”), combined with a temporary delay in payments linked to the Prior Reorganization Transactions of October 1, 2021.

(b)

This corresponds to the amount receivable by EUROAPI in respect of the indemnity provided by Sanofi against environmental liabilities arising on non-operational sites (see Note C, “Principal agreements”).

(c)

This amount includes the current portion (€5.0 million) of the indemnity provided by Sanofi against environmental liabilities arising on non-operational sites (see Note C, “Principal agreements”), and a €12.6 million VAT credit outstanding as of December 31, 2021 generated by new subcontracting transaction flows with Sanofi effective October 1, 2021 and the resulting raw materials purchases.

(d)	Includes amounts payable to Sanofi for acquisitions of non-current assets (see Note D.13.).
(e)

These amounts represent the net year-end balance on cash pooling arrangements for legal entities exclusively carrying on EUROAPI activities (see Note G) that are parties to the Sanofi cash pooling agreement. Asset and liability positions vis-à-vis Sanofi that pre-dated completion of the Prior Reorganization Transactions of 2021 were closed out, which explains the bulk of the decrease in 2021 relative to 2020.

D.22.2. Transactions connected with legal reorganizations

A description of the Prior Reorganization Transactions is provided in Note G.

D.22.3. Compensation of key executives

The table below breaks down by type the compensation of key executives:

(€ million)	2021	2020	2019
Short-term benefits	5.2	4.6	4.0
Post-employment benefits (a)	0.3	0.2	0.2
Share-based payment	1.0	0.9	0.8

Total recognized in profit or loss	6.5	5.7	5.0

(a)

This amount relates to lump-sum retirement benefits, which as of December 31, 2021 represented a cumulative obligation of €1 million for key executives in post as of that date (members of the EUROAPI Executive Committee).

D.23. Off balance sheet commitments

As part of the Prior Reorganization Transactions, new agreements were signed with Sanofi as described in Note C, “Principal agreements”.

The principal commitments arising under those agreements are described below:

•

attainment of an annual net sales target of approximately €245 million, to which Sanofi is committed from January 1, 2022 through 2026 (when the contract expires), from a specified list of active pharmaceutical ingredients under the terms of the Global Manufacturing and Supply Agreement signed on October 1, 2021;

•	indemnification by Sanofi, capped at €15.0 million, for expenditures to be incurred on the “State of the Art” regulatory compliance review of certain EUROAPI active pharmaceutical ingredients;

•

a €21 million guarantee from Sanofi to indemnify EUROAPI against any loss it may incur in respect of an obligation to indemnify BASF under a carve out agreement between BASF and Sanofi dated February 13, 2004 (as amended, in particular by the tripartite agreement dated September 28, 2021);

•

environmental insurance contracted by Sanofi for a 10-year period commencing October 1, 2021, providing coverage of up to €50 million for environmental liabilities not yet identified as of the transfer date and originating prior to implementation of the Prior Reorganization Transactions.

As of December 31, 2021, off balance sheet commitments related to EUROAPI’s operating activities (other than commitments arising from the agreements mentioned above) were as follows:

December 31, 2021 (€ million)	Total	Payments due by period
		< 1 year	1 to 3 years	3 to 5 years	> 5 years
Leases (a)	0.3	0.1	0.1	0.0	0.1
Irrevocable purchase commitments
- commitments given (b)	186.9	119.2	29.2	15.6	22.0
- commitments received (c)	(44.0)	(7.2)	(0.8)	(0.1)	(36.0)
Total commitments given, net	143.2	112.1	28.5	15.5	(13.9)

(a)

This line mainly comprises future lease payment commitments for which no lease liability was recognized in the statement of financial position as of December 31, 2021, the amount of such commitments as of that date was not material.

(b)

Irrevocable purchase commitments comprise (i) commitments to suppliers of property, plant and equipment (see Note D.2.1.) and (ii) firm commitments to purchase goods and services under materials supply contracts.

(c)	This line mainly comprises firm commitments received to purchase goods and services.

As of December 31, 2020, off balance sheet commitments related to the operating activities of EUROAPI were as follows:

December 31, 2020 (€ million)	Total	Payments due by period
		< 1 year	1 to 3 years	3 to 5 years	> 5 years
Leases (a)	3.7	1.6	0.2	0.9	0.9
Irrevocable purchase commitments
- commitments given (b)	204.1	124.0	27.1	15.2	36.7
- commitments received (c)	(33.1)	(26.3)	(6.8)	—	—
Total commitments given, net	174.7	99.4	20.5	16.1	37.7

(a)

This line mainly comprises future lease payment commitments for which no lease liability was recognized in the statement of financial position as of December 31, 2020. As of December 31, 2020, this line mainly comprised the commitment relating to future minimum lease payments on a commercial lease contracted by EUROAPI on December 28, 2020 for a minimum term of six years commencing January 1, 2022.

(b)

Irrevocable purchase commitments comprise (i) commitments to suppliers of property, plant and equipment (see Note D.2.1.) and (ii) firm commitments to purchase goods and services under materials supply contracts.

(c)	This line mainly comprises firm commitments received to purchase goods and services.

As of December 31, 2019, off balance sheet commitments related to the operating activities of EUROAPI were as follows:

December 31, 2019 (€ million)	Total	Payments due by period
		< 1 year	1 to 3 years	3 to 5 years	> 5 years
Leases (a)	—	—	—	—	—
Irrevocable purchase commitments
- commitments given (b)	187.2	120.9	17.4	10.6	38.2
- commitments received (c)	(17.0)	(13.8)	(3.3)	—	—
Total	170.2	107.2	14.1	10.6	38.2

(a)	As of December 31, 2019, this line did not include any lease commitments.
(b)

Irrevocable purchase commitments comprise (i) commitments to suppliers of property, plant and equipment (see Note D.2.1.) and (ii) firm commitments to purchase goods and services under materials supply contracts.

(c)	This line mainly comprises firm commitments received to purchase goods and services.

D.24. Legal and arbitral proceedings

EUROAPI and other Group companies are involved in litigation, arbitration and other legal proceedings. Those proceedings typically relate to commercial, employee-related and tax matters, and to waste disposal and pollution claims. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in Note B.10.

Assessing the risks involved involves a series of complex judgments about future events. Those assessments are based on estimates and assumptions that have been deemed reasonable by management. EUROAPI believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and involved in estimating contingent liabilities, EUROAPI cannot rule out that future decisions may have a material adverse effect on its net income.

As of December 31, 2021, EUROAPI was subject to two ongoing claims: (i) a commercial claim made during the year in Japan; and (ii) developments in employee-related litigation in Italy dating from June 2010, following notification of a civil claim for damages by the service-provider.

D.25. Segment information

D.25.1 General information

Segment information is prepared on the basis of information communicated to the Chief Executive Officer (CEO). The CEO, who has been designated as the chief operating decision maker (CODM) of EUROAPI in accordance with IFRS 8 (Operating Segments), makes decisions on EUROAPI’s strategic orientations and on the allocation of resources.

EUROAPI has identified a single operating segment that meets the IFRS 8 criteria.

Reporting a single segment is consistent with the EUROAPI group’s transverse structure and governance arrangements; it reflects the level at which strategic and operational decisions are made, budgetary planning and resource allocations carried out, and performances measured on the basis of information provided regularly to the CODM.

D.25.2 Segment results

The table below sets forth the operating results of the EUROAPI group’s operating segment, including central support function costs. The accounting policies applied to operating segments are based on the same accounting policies as are used in preparing the consolidated financial statements.

EUROAPI measures the operating performance of its operating segment on the basis of “Core EBITDA”, the key internal performance indicator monitored by the Group.

Core EBITDA is determined by adding the following items back to operating income or loss determined under IFRS: (i) depreciation and amortization expense (see Note B.5.); (ii) impairment losses charged against intangible assets and property, plant and equipment, net of reversals (see Note B.6.); (iii) restructuring costs and similar items (see Note B.15.); (iv) charges to provisions for environmental risks, net of reversals of unused provisions (see Note B.10.); and (v) any other amounts relating to other items regarded as unusual in nature or size.

A reconciliation of “Core EBITDA” to Operating income/(loss) is shown below:

(€ million)	2021	2020	2019
Operating income/(loss) (EBIT)	(12.8)	(10.8)	(0.5)

(+) Depreciation, amortization and impairment (a)	76.0	72.2	58.6

Operating income/(loss) before depreciation, amortization and impairment (EBITDA)		63.2	61.3	58.1
(+)	Restructuring costs and similar items excluding depreciation, amortization and impairment (Note D.18.)	3.3	2.1	1.2
(+)	Increase in provisions for environmental risks, net of reversals of unused provisions (Note D.10.)	3.1	3.8	12.4
(+)	Other (b)	2.6	—	—

Core EBITDA		72.2	67.2	71.7

(a)	As shown in the line item “Depreciation, amortization and impairment of property, plant and equipment, intangible assets and right-of-use assets” in the statement of cash flows.
(b)

This line includes charges to provisions for risks relating to (i) an ongoing legal claim (€0.9 million) and (ii) a commercial lease (€1.7 million) which was also subject to an impairment loss taken against right-of-use assets (see Note D.2.2.).

D.25.3. Additional information

Analysis of net sales by category

(€ million)	2021	2020	2019
API Solutions net sales (a) (b)	670.3	716.3	738.1
CDMO net sales (a)	222.5	228.3	177.7

Total net sales	892.8	944.6	915.8

(a)

EUROAPI offers its customers (i) a diversified portfolio of active pharmaceutical ingredients derived from its third-party sales activities, the intellectual property rights for which are owned or in-licensed by EUROAPI and/or covered by a distribution agreement (the “API Solutions” activity) and (ii) active pharmaceutical ingredient development and/or manufacturing services provided in a CDMO capacity, the intellectual property rights for which are owned by EUROAPI customers (the “CDMO” activity). Refer to Note B.11. for definitions.

(b)	Deductions from “API Solutions net sales” for product return rights and commercial rebates amounted to €3.0 million in 2021 and 2020, and to €4.0 million in 2019.

Analysis of net sales by product type

An analysis of EUROAPI’s 2021 net sales by product type is provided below:

(€ million)	2021	2020	2019
Complex chemical synthesis molecules	613.5	661.0	634.5
Biochemical molecules derived from fermentation	152.2	188.4	161.3
Highly active molecules	105.4	81.4	113.0
Large molecules (including peptides and oligonucleotides)	21.7	13.8	7.0

Total net sales	892.8	944.6	915.8

Analysis of net sales by geographical destination

An analysis of EUROAPI’s 2021 net sales by geographical destination is provided below:

(€ million)	Total EUROAPI	Geographical split of 2021 net sales, excluding sales to Sanofi
		of which sales to Sanofi(a)	Europe	of which France	of which rest of Europe	North America	Asia-Pacific	Rest of the World
2021 net sales	892.8	407.0	329.6	247.1	82.5	58.2	90.6	7.3

2020 net sales	944.6	453.9	365.1	274.8	90.2	41.9	79.7	4.0

2019 net sales	915.8	448.1	351.1	279.1	72.0	32.0	80.5	4.1

(a)	Net sales to Sanofi are mainly invoiced to a single Sanofi group entity located in Europe.

An analysis of EUROAPI’s 2021 non-current assets by geographical region is provided below:

(€ million)	Total EUROAPI	2021
		Europe	of which France	of which Rest of Europe	Asia-Pacific	North America	Rest of the World
Non-current assets:
- property, plant and equipment owned	586.1	586.1	295.1	291.0	0.0	0.0	0.0
- intangible assets	26.8	26.8	23.5	3.3	0.0	0.0	0.0

An analysis of EUROAPI’s 2020 non-current assets by geographical region is provided below:

(€ million)	Total EUROAPI	2020
		Europe	of which France	of which Rest of Europe	Asia-Pacific	North America	Rest of the World
Non-current assets:
- property, plant and equipment owned	542.0	542.0	273.9	268.1	0.0	0.0	0.0
- intangible assets	5.5	5.5	3.4	2.0	0.0	0.0	0.0

An analysis of EUROAPI’s 2019 non-current assets by geographical region is provided below:

(€ million)		2019

	Total EUROAPI	Europe	France	Rest of Europe	Asia	North America	Rest of the World
Non-current assets:
- property, plant and equipment owned	525.4	525.4	255.5	269.9	0.0	0.0	0.0
- intangible assets	3.8	3.8	1.8	1.9	0.0	0.0	0.0

Principal customers

Sanofi is EUROAPI’s largest customer, accounting for 45.6% of net sales in 2021, 48.1% in 2020 and 48.9% in 2019. The contribution from Sanofi reflects the historical links between the manufacturing operations of EUROAPI and the internal manufacturing needs of Sanofi.

No other customer represents a significant proportion of EUROAPI’s total net sales.

D.26. Financial risk management

D.26.1. Foreign exchange risk

The EUROAPI group operates internationally, in over 80 countries. Group entities are exposed to foreign exchange risk when they enter into transactions in a currency other than their functional currency. Management of exposure to exchange rate fluctuations, including currency hedging policies, are centralized within EUROAPI’s finance teams.

The consolidated financial statements are presented in euros. The principal currencies other than the euro in which transactions are denominated are the US dollar (USD), Hungarian forint (HUF), pound sterling (GBP) and Japanese yen (JPY). An analysis of the sensitivity of operating income/loss and equity to exchange rate fluctuations is presented in section 3.4.1 of the Prospectus.

D.26.2. Interest rate risk

The EUROAPI group has no exposure to interest rate risk because it has no floating-rate debt or debt instruments.

After the transaction date, EUROAPI may contract appropriate hedging instruments aligned on its fixed/floating rate split objectives.

D.26.3. Liquidity risk

The EUROAPI group is financed via the Sanofi cash pooling agreement, which centralizes EUROAPI’s liquidity on the terms and conditions applied within the Sanofi group.

As of December 31, 2021, EUROAPI had a net asset position of €10.9 million vis-à-vis Sanofi via the cash pool. The cash pooling agreement with Sanofi will be terminated prior to the initial public offering.

The EUROAPI group has set up an internal cash pooling arrangement between the parent company and its subsidiaries to centralize the Group’s liquidity.

E. Events subsequent to December 31

On January 25, 2022, EUROAPI announced a reorganization and transformation plan in Italy as part of the Group’s business reorientation program, focusing in particular on CDMO operations and on transforming the portfolio of tuberculosis treatments. That plan was accompanied by collective agreements and voluntary redundancies affecting certain positions at the Brindisi site.

In connection with the proposed initial public offering, EUROAPI is about to enter into a €451 million revolving credit facility agreement with a syndicate of banks, expiring on February 26, 2027. EUROAPI will be able to draw down on the facility as from the date of initial listing of EUROAPI shares on the Euronext Paris regulated market.

Apart from the events described above, no significant events occurred between the end of the reporting period and the date on which the consolidated financial statements were closed off.

F. List of the principal companies included in the scope of consolidation during 2021

F.1. Principal fully consolidated companies

Post completion of the Prior Reorganization Transactions, the principal subsidiaries controlled by EUROAPI and constituting the scope of consolidation of the EUROAPI group as of December 31, 2021 are listed below, by region and nature of EUROAPI activity:

Europe		Financial interest held as of December 31, 2021
Francopia	France	100
EUROAPI	France	100
EUROAPI France SAS	France	100
EUROAPI Hungary Kft	Hungary	100
EUROAPI Italy S.R.L.	Italy	100
EUROAPI Germany GmbH	Germany	100
Genzyme Limited (renamed EUROAPI UK Ltd in May 2021)	United Kingdom	100

North America		Financial interest held as of December 31, 2021
EUROAPI US Inc.	United States	100

Asia		Financial interest held as of December 31, 2021
EUROAPI Japan G.K.	Japan	100
EUROAPI Shanghai	China	100

F.2. Companies included in the scope of combination

The table below lists (i) Sanofi group companies that historically carried on active pharmaceutical ingredient development, manufacturing, commercialization and distribution activities and (ii) the EUROAPI group entities to which asset transfers were made and that constitute the scope of consolidation of the EUROAPI group, with their country of incorporation and legal form:

Europe		Percentage interest held by Sanofi
		December 31, 2021	December 31, 2020	December 31, 2019
Sanofi Winthrop Industrie(c)	France	100	100	100
Sanofi-Aventis Groupe(c)	France	100	100	100
Sanofi Chimie(c)	France	100	100	100
Francopia (b)	France	100	100	100
EUROAPI (a)	France	100	100	N/A
EUROAPI France SAS (a)	France	100	100	N/A
Chinoin Private Co. Ltd(c)	Hungary	100	100	100
EUROAPI Hungary Kft.(a)	Hungary	100	100	N/A
Sanofi S.R.L. (c)	Italy	100	100	100
EUROAPI Italy S.R.L(a)	Italy	100	100	N/A
Sanofi-Aventis Deutschland GmbH(c)	Germany	100	100	100
EUROAPI Germany GmbH (a)	Germany	100	100	N/A
Genzyme Limited (renamed EUROAPI UK Ltd in May 2021) (b)	United Kingdom	100	100	100

North America		Percentage interest held by Sanofi
		December 31, 2021	December 31, 2020	December 31, 2019
Sanofi US Services Inc(c)	United States	100	100	100
Sanofi-Aventis U.S. LLC(c)	United States	100	100	100
EUROAPI US Inc.(a)	United States	100	100	100
Sanofi-aventis Canada Inc. (c)	Canada	100	100	100

Asia		Percentage interest held by Sanofi
		December 31, 2021	December 31, 2020	December 31, 2019
Sanofi K.K. (c)	Japan	100	100	100
EUROAPI Japan G.K. (a)	Japan	100	100	N/A
Sanofi-Aventis Singapore Pte Ltd (c)	Singapore	100	100	100
Aventis Pharma (Manufacturing) Pte. Ltd (c)	Singapore	100	100	100
EUROAPI Shanghai (a)	China	100	N/A	N/A

(a)

In anticipation of the Prior Reorganization Transactions to be carried out in 2021, the EUROAPI legal entities that were to be the transferees of activities carried on by Sanofi legal entities had already been formed as of December 31, 2020 (see Note G.), except for EUROAPI Shanghai which was formed in April 2021.

(b)

Entities in this category are Sanofi group subsidiaries that exclusively carry on dedicated EUROAPI activities, the entire share capital of which was transferred to EUROAPI as part of the Prior Reorganization Transactions of 2021 (see Note G.).

(c)	Sanofi subsidiaries included in the scope of combination before the Prior Reorganization Transactions of 2021.

There were no changes in scope during any of the periods presented (see Note D.1.).

G. Prior Reorganization Transactions

The EUROAPI activities involved in the initial public offering were combined during 2021 within separate, standalone legal entities on completion of the Prior Reorganization Transactions initiated by Sanofi to form the EUROAPI group.

The effect of the Prior Reorganization Transactions was to transfer all of the assets and liabilities attributable to EUROAPI activities.

On completion of those transactions, the EUROAPI group will consist of standalone subsidiaries 100% owned by the parent entity EUROAPI, which in turn will be owned by a subsidiary of the Sanofi group (Sanofi Aventis Participations).

The Prior Reorganization Transactions implemented by Sanofi for the purposes of the spin-out were carried out by means of transfers and divestments between legal entities under common control. Those transactions alter neither the substance nor the economic interests of the activities concerned as presented before the Prior Reorganization Transactions (business combinations under common control). Consequently, the transfers and divestments were accounted for using the historical carrying amount method. The assets and liabilities transferred reflect the historical carrying amounts as valued in the financial statements before the reorganizations of 2021. The other assets and liabilities that were recorded in the statement of financial position before the Prior Reorganization Transactions but that were not transferred and were not included in the transfer agreement were netted off and the balance taken to equity.

The Sanofi group subsidiaries involved in the Prior Reorganization Transactions, and which constituted the historical scope of combination of EUROAPI before the full completion of the Prior Reorganization Transactions in 2021, are identified below:

Sanofi entity included in the scope of combination	Country of incorporation	Activity	Legal reorganization
Sanofi Winthrop Industrie (a)	France	Distribution (purchase/resale)	Transfer of certain assets and liabilities to EUROAPI France (c) in exchange for cash (b)

Sanofi-Aventis Groupe (a)	France	Support functions	Transfer of certain liabilities to EUROAPI France (c) in exchange for cash (b)

Sanofi Chimie (a)	France	Industrial and commercial operations	Transfer of certain assets and liabilities to EUROAPI France (c) in exchange for issuance of shares, with those shares then transferred to EUROAPI (b)

Francopia (a)	France	Commercial subsidiary	Divestment of 100% of the entity’s shares and net assets to EUROAPI (b)

Chinoin Private Co. Ltd (a)	Hungary	Industrial and commercial operations	Transfer of assets and associated liabilities to EUROAPI Hungary Kft (c) in exchange for conversion of receivables into shares, with the EUROAPI Hungary Kft (c) shares then transferred to EUROAPI (b)

Sanofi S.R.L. (a)	Italy	Industrial and commercial operations	Transfer of assets and liabilities to EUROAPI Italy S.R.L. (c) in exchange for shares, with those shares then transferred to EUROAPI (b)

Sanofi-Aventis Deutschland GmbH (a)	Germany	Industrial and commercial operations	Spin-off of the activities of Sanofi-Aventis Deutschland GmbH to EUROAPI Germany GmbH (c), with those shares then transferred to EUROAPI (b)

Genzyme Limited (a) (renamed EUROAPI UK Ltd (b) in May 2021)	United Kingdom	Industrial and commercial subsidiary	Transfer of 100% of the entity’s shares and net assets to EUROAPI (b)

Asia (a)	Legal reorganization
Sanofi K.K. (a)	Japan	Distribution of active ingredients	Transfer of assets and associated liabilities to EUROAPI Japan G.K. (c) in exchange for cash

Sanofi (China) Investment Co. Ltd (a)	China	Support functions	Divestment of standalone assets to EUROAPI Shanghai Ltd. (c)

North America (a)	Legal reorganization
Sanofi US Services Inc. (a)	United States	Support functions	Transfer of assets and associated liabilities to EUROAPI US Inc. (c)

Sanofi-Aventis U.S. LLC (a)	United States	Distribution of active ingredients	Transfer of assets and associated liabilities to EUROAPI US Inc. (c)

(a)   Sanofi subsidiary carrying on EUROAPI activities in the years ended December 31, 2020 and December 31, 2019 (see Note F).

(b)   EUROAPI, parent company of the EUROAPI group, into which transfers were made from Sanofi companies that historically carried on EUROAPI activities.

(c)   EUROAPI group subsidiaries 100% owned by EUROAPI and included in the scope of consolidation of the EUROAPI group as of December 31, 2021.

H. Report of the statutory auditors

19.2	Interim and other financial information

Not applicable.

19.3	Audit of historical annual financial information

Financial years ended December 31, 2019, 2020 and 2021

This is a translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Statutory auditor’s report on the consolidated financial statements

To the President,

In our capacity as statutory auditor of EUROAPI and in accordance with your request in connection with regulation (EU) No 2017/1129 supplemented by Delegated Regulation (EU) No 2019/980 in the framework of a initial public offering project on the regulated market of Euronext Paris, we hereby report to you on the audit of the accompanying consolidated financial statements of EUROAPI, in accordance with the accounting rules and principles applicable in IFRS as adopted by the European Union for the years ended December 31, 2019, 2020 and 2021.

Due to the global crisis related to the Covid-19 pandemic, the consolidated financial statements of these periods have been prepared and audited under specific conditions. Indeed, this crisis and the exceptional measures taken in the context of the state of sanitary emergency have had numerous consequences for companies, particularly on their operations and their financing, and have led to greater uncertainties on their future prospects. Those measures, such as travel restrictions and remote working, have also had an impact on the companies’ internal organization and the performance of the audits.

These consolidated financial statements were prepared under your responsibility on February 8, 2022. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with professional standards applicable in France and the professional guidance issued by the French Institute of Statutory Auditors (Compagnie nationale des commissaires aux comptes) relating to this engagement. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures, by audit sampling and other means of testing, to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the assets, liabilities and financial position of the consolidated group and the results of its operations for the years ended December 31, 2019, 2020 and 2021, in accordance with the accounting rules and principles applicable in IFRS as adopted by the European Union.

Without modifying our opinion, we draw your attention to the matter disclosed in Note A “Basis of preparation of the financial statements” to the consolidated financial statements which presents the consolidation perimeter and the guidelines related to the preparation of these consolidated financial statements where the main principles applied by the Company are described including the allocation principles used when applicable.

Paris-La Défense, February 23, 2022

The Statutory Auditor
French original signed by
ERNST & YOUNG Audit

Pierre Chassagne

19.4	Pro forma financial information

Not applicable.

19.5	Dividend policy

The Company, which was formed on November 10, 2020, has not made any dividend payments for the year ended December 31, 2020.

The Company intends to focus, in the short and medium term, on reinvesting the cash flows generated by its business to support its growth strategy. As a result, the Company does not expect to distribute dividends before 2025 for the year ending December 31, 2024.

Subject to potential acquisitions and/or strategic investments intended to support its growth strategy, the Company intends to adopt a progressive dividend policy in the longer term with the objective of a dividend pay-out rate within the range of the rates of its main European peers currently operating in the CDMO segment.

19.6	Legal and arbitration proceedings

As of the date of the Prospectus, the Company is not aware of any governmental, judicial or arbitration proceeding, either pending or threatened, that could have, or has had during the past 12 months, any material impacts on the financial position or profitability of the Group.

19.7	Significant change in the financial position

On February 23, 2022, and in the context of the Company’s initial listing, the Company completed a €83,719,000 capital increase, fully subscribed by Sanofi Aventis Participations and paid for in cash.

20.	ADDITIONAL INFORMATION

20.1	Share capital

20.1.1	Subscribed and authorized but unissued share capital

As of the date of the Prospectus, the Company’s share capital is €94,026,888, divided into 94,026,888 shares with a nominal value of €1 each, fully paid up.

The Company’s share capital is composed of ordinary shares only.

The financial delegations described below have been approved by the sole shareholder of the Company on March 30, 2022, subject to the condition precedent of the admission of the Company’s shares to trading on the regulated market of Euronext Paris.

Nature of delegation	Period of validity/expiration	Ceiling	Price determination methods

Authorization to be granted to the Board of Directors to purchase the Company’s own shares.(1)	18 months	10%	Maximum purchase price per share is set at 200% of the price per share set in connection with the admission to trading of the Company’s shares.

Authorization to be granted to the Board of Directors to reduce the share capital by cancellation of shares under the authorization to buy back its own shares.(1)	18 months	10%	Any excess of the purchase price of the shares over their nominal value shall be charged to the share premium, merger or contribution items or to any available reserve item.

Delegation of authority to the Board of Directors to increase the capital by the issuance of ordinary shares and/or any securities, with preferential subscription rights for shareholders.(1)	26 months	€47 million(2)(3)	The price shall be set by the Board of Directors.

Delegation of authority to the Board of Directors to increase the share capital by the issuance of ordinary shares and/or any other securities, without preferential subscription rights for shareholders and with a public offering (other than the offers referred to in paragraph 1 of Article L. 411-2 of the French Monetary and Financial Code).(1)	26 months	€9.4 million(2)(3)	The issue price of the shares and securities that may be issued pursuant to this delegation shall be set by the Board of Directors in accordance with the provisions of Articles L. 22-10-52 and R. 22-10-32 of the French Commercial Code. On the date of the shareholders’ meeting, the issue price of the shares shall be at least equal to the volume-weighted average of the prices of the last three (3) trading sessions preceding the start of the public offering on the regulated market of Euronext in Paris, possibly reduced by a maximum discount of 10%.

Delegation of authority to the Board of Directors to increase the share capital by the issuance of ordinary shares and/or any other securities, without preferential subscription rights for shareholders, in the context of a public offering to qualified	26 months	€9.4 million(2)(3)	The issue price of the shares and securities that may be issued pursuant to this delegation shall be set by the Board of Directors in accordance with the provisions of Articles L. 22-10-52 and R. 22-

Nature of delegation	Period of validity/expiration	Ceiling	Price determination methods
investors or a limited circle of investors, as referred to in paragraph 1 of Article L. 411-2 of the French Monetary and Financial Code.(1)			10-32 of the French Commercial Code (on the date of the shareholders’ meeting, the issue price of the shares shall be at least equal to the volume-weighted average of the prices for the last three (3) trading sessions prior to the start of the public offering within the meaning of Regulation (EU) 2017/1129 of June 14, 2017, as amended, on the regulated market of Euronext Paris, possibly reduced by a maximum discount of 10%).

Delegation of authority to the Board of Directors to increase the number of shares to be issued in the event of a capital increase with or without preferential subscription rights.	26 months	€47 million(3)	Same price as for the initial issuance.

Authorization to be granted to the Board of Directors, in the event of an issue of shares or any other securities with cancellation of preferential subscription rights for shareholders, to set the issue price within the limit of 10% of the share capital.(1)	26 months	10%	The price, which shall be set by the Board of Directors, shall be at least equal to the volume-weighted average of the prices of the last three (3) trading sessions preceding the setting thereof, possibly reduced by a maximum discount of 20%, it being noted that it may not in any event be less than the nominal value of a Company share on the date of issuance of the shares in question.

Delegation of authority to the Board of Directors to decide to issue ordinary shares or securities giving access to ordinary shares to be issued immediately or in the future by the Company, with cancellation of the preferential subscription rights for shareholders for the benefit of categories of beneficiaries.(1)	18 months	€4.7 million(2)(3)	The price, which shall be set by the Board of Directors, shall be at least equal to the volume-weighted average of the prices of the last three (3) trading sessions preceding the setting thereof, possibly reduced by a maximum discount of 20%, it being noted that it may not in any event be less than the nominal value of a Company share on the date of issuance of the shares in question.

Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to the Company’s capital, in the event of a public offer with an exchange component initiated by the Company.(1)	26 months	€9.4 million(2)(3)	The Board of Directors shall set the terms of the issue, the exchange ratio and, if applicable, the amount of the cash balance to be paid.

Delegation of authority to the Board of Directors to decide to issue ordinary shares of the Company or securities giving access by any means, immediately	26 months	10%(2)(3)	The Board of Directors shall evaluate the contributions and decide and record the completion

Nature of delegation	Period of validity/expiration	Ceiling	Price determination methods
and/or in the future, to ordinary shares of the Company, up to a limit of 10% of share capital, to remunerate contributions in kind of equity securities or securities giving access to the share capital of third-party companies outside a public exchange offer.(1)			of the capital increase that remunerates the contribution.

Delegation of authority to the Board of Directors to increase the share capital by incorporating premiums, reserves, profits or other items.(1)	26 months	€9.4 million	N/A

Authorization to be granted to the Board of Directors to grant options to subscribe to or purchase Company’s shares.(1)	26 months	2%(5)	The purchase or subscription price per share shall be set by the Board of Directors on the day the option is granted and may not be less than ninety-five percent (95%) of the average of the prices quoted for the 20 trading days preceding the date of the decision by Board of Directors to grant the options on the regulated market of Euronext Paris, rounded up to the nearest euro cent, nor, in the case of purchase options, to eighty percent (80%) of the average purchase price of the Company’s own shares, rounded up to the nearest euro cent.

Authorization to be granted to the Board of Directors to establish a free share plan for existing or new shares.(1)	26 months	3%(4)(5)	N/A

Delegation to the Board of Directors to increase the share capital by the issuance of shares and securities giving access to the Company’s capital for the benefit of employees adhering to the company savings plan.(1)	26 months	€1.88 million(3)	The issuance price of the new shares or securities giving access to the capital shall be determined in accordance with the conditions set out in Articles L. 3332-19 of the French Labor Code.

(1)	Subject to the non-retroactive condition precedent of the admission of the Company’s shares to trading on the regulated market of Euronext Paris
(2)	The maximum nominal amount of debt securities that may be issued under this delegation is set at €750 million
(3)

The maximum aggregate nominal amount of the capital increases that may be carried out under these delegations is set at €47 million and the maximum aggregate nominal amount of the debt securities that may be issued under the delegations granted under the aforementioned resolutions is set at €750 million

(4)	The total number of shares that may be granted under this authorization to corporate officers may not represent more than 0.4% of the Company’s share capital
(5)

The sum of (i) the shares that may be issued or acquired upon exercise of the options that would be granted under the delegation described above and (ii) the free shares that would be granted under the delegation described above may not exceed 9.4 million shares with a nominal value of €1 each.

20.1.2	Non-equity securities

As of the date of this Prospectus, the Company has not issued any non-equity securities.

20.1.3	Shares held by the Company

As of the date of the Prospectus, the Group does not hold its own shares.

20.1.4	Other securities giving rights to capital

As of the date of the Prospectus, the Company has not issued any securities giving rights to capital other than the ordinary shares described in Section 17.1 “Shareholders holding more than 5% of the capital on the date of the Prospectus” of the Prospectus.

20.1.5	Conditions governing any acquisition right and/or any obligation attached to capital subscribed but not paid up

None.

20.1.6	Share capital of any member of the Group that is under option or an agreement to place it under option and the details of such options

None.

20.1.7	History of share capital over the past three years

The Company registered with the Trade and Companies Register on November 10, 2020, with an initial share capital of €150,000, fully paid up.

The share capital was then increased to €90,000,000 on December 10, 2021. On February 23, 2022, the share capital was increased to €94,026,888. These capital increases in favor of Sanofi Aventis Participations were carried out at a unit subscription price of €20.79.

The table below presents a summary of changes in share capital up to that date.

Date of the transaction	Nature of transaction	Number of shares issued or canceled	Nominal amount (EUR)	Issue or contribution premium (EUR)	Cumulative nominal amount of share capital (EUR)	Total cumulative number of shares in circulation	Nominal value (EUR)
November 10, 2020	Formation of the Company	150,000	150,000	—	150,000	150,000	1
December 10, 2021	Capital increase through issuance of ordinary shares	89,850,000	89,850,000	1,778,150,000	90,000,000	90,000,000	1
February 23, 2022	Capital increase through issuance of ordinary shares	4,026,888	4,026,888	79,692,112	94,026,888	94,026,888	1

To its knowledge, the Company has not pledged a significant portion of its capital.

20.2	Memorandum and articles of association

20.2.1	Corporate purpose

The purpose of the Company, both in France and abroad, either on its own behalf, or on behalf of a third party, or in association with third parties:

•	The holding, acquisition or sale of equity or interests, by any and all means, both direct and indirect, in all companies, businesses or groups and, more generally, in any legal entity, in any form, in France or abroad, whether commercial, industrial, financial, securities or real estate, as well as the management of such interests.

•

Any provision of services, assistance, consulting, training, studies or other technical, administrative, financial, commercial services or others that may be directly or indirectly related to its purpose.

•

Participation in any and all transactions that may be related to its purpose, through the formation of new companies, subscriptions to or purchases of securities or corporate rights, mergers or otherwise.

•

In general, any and all commercial, industrial, securities, real estate, financial or other operations relating directly or indirectly to this purpose, to all similar or related purposes or that may facilitate the expansion and development of this purpose.

20.2.2	Provisions of the articles of association governing the administrative and management bodies — Internal rules of the Board of Directors

The following description summarizes the principal provisions of the articles of association and internal rules governing the Board of Directors, in particular its method of operations and its powers, as adopted subject to the condition precedent of the admission of the Company’s shares to trading on the regulated market of Euronext Paris.

The internal rules shall enter into effect as of the admission to trading of the Company’s shares on the regulated market of Euronext Paris. In addition to the provisions governing the Board of Directors cited above, these rules specify the organizational and operational mode, the expertise and powers of the committees that the Board of Directors has established (see Section 15.3 “Committees of the Board of Directors” of the Prospectus).

(a)	Board of Directors (Articles 12, 13, 14, 15 and 17 of the articles of association and internal rules)

Composition

The Company is administered by a Board of Directors composed of at least three and no more than 18 members elected by the ordinary shareholders’ meeting pursuant to and subject to exceptions provided for by law.

The Board of Directors ensures that at least half of the members of the Board of Directors, at least two-thirds of the members of the audit committee and the ESG committee, and more than half of the members of the nominations and compensation committee are independent.

The directors representing the employees are not included in establishing the percentage of independent members.

Upon the appointment of a member of the Board of Directors, and at least once a year, preferably at the first meeting after the end of the Company’s financial year, the Board of Directors conducts an assessment of the independence of each of its members (or candidates). During this assessment, the Board of Directors reviews the situation of the member or candidate on the basis of the criteria for independence, specific circumstances and the situation of the interested party in relation to the Company, as well as the member’s expertise, in order to determine whether it is adequate for the Board’s missions, and whether it complements the expertise of the other members of the Board. The shareholders are informed of the conclusions of this review in the corporate governance reports and, if applicable, at the shareholders’ meeting during the election of members of the Board of Directors.

The Board of Directors and the shareholders’ meeting may name up to two non-voting members. The non-voting members may be individuals or legal entities, freely selected due to their expertise, from among or outside the shareholders. They are named for a period of two years and may be re-appointed. The Board of Directors may remunerate the non-voting members by drawing from the amount of the remuneration allocated to the directors by the shareholders’ meeting. Non-voting members study the issues that the Board of Directors or its Chair submits for their review and opinion. The non-voting members attend the meetings of the Board of Directors and participate in deliberations, with an advisory voice only; however, their absence cannot affect the validity of the deliberations.

Designation

Directors are elected, renewed or dismissed under the conditions provided by the laws and regulations in force and stipulated by the articles of association.

Each member of the Board of Directors must own at least 500 shares during the entire duration of the member’s term of office and, in any case, within six months after his appointment takes effect. This obligation does not apply to the director representing the Group’s employees or, on a decision by the Board, to directors representing shareholders whose internal procedures prohibit direct ownership of shares by their representatives.

Directors are elected for four-year terms. As an exception, the term of office of certain directors may be shorter under the following conditions:

•

for the sole purpose of implementing or maintaining the rotation of the terms of directors, if possible, by thirds every year, the ordinary shareholders’ meeting may elect one or more directors to a term of one (1) year, two (2) years or three (3) years;

•

in order to be able to take into account the elections of the social perimeter, which will take place at the end of 2023, the first term of office of the first director representing the employees will be for two (2) years;

•

in the absence of a European CSE, the second director representing the employees as designated in article 12.3 is appointed for a period of one (1) year, renewable, as long as a European CSE has not been set up.

The term of office of the directors may be renewed. They may be dismissed at any time by the ordinary shareholders’ meeting.

The number of directors over the age of 70 may not exceed one-third of the directors on the Board, who are also subject to the laws and regulations that govern the plurality of offices held.

Identity of directors

Directors may be individuals or legal entities. When elected, any legal entity must designate an individual as its permanent representative on the Board of Directors.

The term of office of the permanent representative is the same as the term of the legal entity that the individual represents.

When the legal entity dismisses its permanent representative, it must immediately name a replacement. The same provisions apply in the event of the death or resignation of the permanent representative.

Directors representing the employees

The Board of Directors includes one director who represents the employees. This director is appointed pursuant to Article L. 225-27-1 III, 3° of the French Commercial Code (Code de commerce).

When the number of members of the Board of Directors exceeds the number of directors mentioned in the first paragraph of article L. 225-27-1 II of the French Commercial Code (Code de commerce), and provided that this criterion is still met on the date of appointment, a second director representing the employees is appointed by the European CSE, in accordance with Article L. 225-27-1, III, 4° of the French Commercial Code (Code de commerce). In the absence of an European CSE, the second director representing the employees is appointed under the same conditions as those provided for the first director.

Directors representing the employees are named for a period of four years, which expires at the end of the annual shareholders’ meeting approving the financial statements for the previous year and held in the year in which the term of office expires. The term of office of directors representing the employees may be renewed. As an exception, the term of office of the directors representing the employees may be shorter under the following conditions:

•

in order to be able to take into account the elections of the social perimeter, which will take place at the end of 2023, the first term of office of the first director representing the employees will be for two (2) years;

•

in the absence of a European CSE, the second director representing the employees as designated in article 12.3 is appointed for a period of one (1) year, renewable, as long as a European CSE has not been set up.

Directors representing shareholding employees

Not applicable.

Chair of the Board of Directors

The Board of Directors elects a Chair from among the individual members. The Chair may not be older than 70.

The Board of Directors may also name a Vice-Chair from among Board members, who replaces the Chair in the event of absence, temporary inability to serve, resignation, death or non-renewal of the Chair’s term. In the case of a temporary inability, this replacement is valid for the limited period of the inability; in all other cases, it is valid until the election of the new Chair.

The Chair is named for a term that may not exceed the Chair’s term as director. The Chair may be re-elected indefinitely, subject to the aforementioned provision on the age limit. The Chair may be dismissed at any time by the Board of Directors.

The Chairman’s remuneration is set by the Board after consultation with the nominations and compensation committee.

The Chair organizes and directs the work of the Board of Directors and reports on that work to the shareholders’ meeting. The Chair ensures the correct functioning of the company’s bodies and ensures, in particular, that directors are able to perform their duties.

Deliberations of the Board of Directors

The Board of Directors performs the mission and exercises the powers conferred by law, the Company’s articles of association and the internal rules of the Board of Directors. The Board of Directors determines the strategies of the Company’s business activity and monitors their implementation. Subject to the powers expressly attributed to shareholders’ meetings, and within the limits of the corporate purpose, it considers any question affecting the proper functioning of the Company and settles, through its deliberations, matters that concern the Company. The Board of Directors conducts the controls and verifications it deems appropriate.

The Board of Directors meets on the notice of meeting from the Chair as often as the interest of the Company requires; it is specified that the frequency and duration of the meetings of the Board of Directors must be such as to permit an in-depth review and discussion of matters that fall within the jurisdiction of the Board of Directors. The Board of Directors meets at least four times a year.

When the Board of Directors has not met for more than two months, one-third (at least) of the members of the Board may ask the Chair to convene a Board meeting on a defined agenda. The Chair may not refuse to accede to this request. The Chief Executive Officer may also ask the Chair to convene a meeting of the Board of Directors on a defined agenda.

Meetings are held at the registered office of the Company or at any other location indicated in the notice of meeting.

The Board of Directors may validly deliberate, even if a meeting has not been convened, if all members are present or represented.

Board members may participate in the Board meeting via video-conferencing or telecommunications that allow them to be identified and guarantee their effective participation, under the conditions set forth in the applicable laws and regulations. In this case, they are considered present for calculating quorum and majority.

Any director may give a proxy to another director to represent him or her at a meeting of the Board; each director may hold only one proxy per Board meeting.

The deliberations of the Board of Directors are recorded in minutes established as required by law. The minutes of the meeting indicate the participation of Board members via video-conference or telecommunications.

The Board of Directors deliberates validly only if at least half of its members are present. Decisions are made by a simple majority of the members present or represented. In the event of a tie vote, the meeting Chair casts the deciding vote.

Decisions falling under the specific powers of the Board of Directors contained in Article L. 225-24 of the French Commercial Code, the last paragraph of Article L. 225-35 of the French Commercial Code, the second paragraph of Article L. 225-36 of the French Commercial Code (Code de commerce) and Section I of Article L. 225-103 of the Commercial Code (Code de commerce), as well as decisions to transfer the registered office on French territory, may be made by written consultation of the directors of the Company.

The Board of Directors establishes in its internal rules the limits on the powers of the Chief Executive Officer, if any, by defining the operations for which prior authorization from the Board is required. The following are subject to prior authorization by the Board of Directors ruling by simple majority of the members present or represented (the amounts indicated below are amounts before taxes):

•	The approval or modification of the Group’s strategic model.

•	The approval or modification of the strategy of the Company and its affiliates (annual budget and medium-term business plan of the Group).

•

Any acquisition, joint-venture or other long-term partnerships/collaborations (excluding agreements signed with customers or suppliers in the normal course of business) or a material change in the equity interest in the capital of another company:

•	other than those representing a value less than €10 million for transactions relating to a previously authorized strategy;

•	other than those representing a value less than €2 million for transactions that do not relate to a previously authorized strategy.

•

Any divestment or sale (including sale of a business or transfer of key assets), termination of joint-ventures or other long-term partnerships (excluding agreements signed with customers or suppliers in the normal course of business) representing net revenue or a net carrying amount greater than €10 million.

•	Any merger, split, or spin-off related to the Company or any significant subsidiary, for a unit value greater than €10 million in each case.

•	Any commitment of capital expenditures or any other liability (real or contingent) greater than €10 million if it is related to a previously authorized strategy.

•	Any commitment of capital expenditures or any other liability (real or contingent) greater than €2 million if it is not related to a previously authorized strategy.

•	Any divestment or sale of assets, the net carrying amount of which is greater than €1 million.

•	The conclusion, modification or termination of any commercial contract with an annual or total value greater than €50 million, or with a term longer than five years.

•	The establishment or modification of any retirement plan or any reorganization of the workforce that results in a total cost greater than €25 million for the Group.

•	The adoption or modification of any bonus, profit-sharing or other equivalent mechanism of any member of the executive committee.

•

The establishment or modification of stock option plans or free share plans of the Company or of any other company in the Group (or any other similar instruments) for Group executives and/or employees or certain categories of employees.

•	The delisting of the Company.

•

Any decision on commitment, as plaintiff, or settlement, as plaintiff or defendant, in a dispute, arbitration or other legal proceeding, for a stake equal to or greater than €25 million per proceeding, or which could have a material effect on the reputation of the Group.

•	The initiation of any insolvency, dissolution or liquidation proceeding (or any similar proceeding in each applicable jurisdiction) with regard to the Company or its significant subsidiaries.

•	The application for listing or delisting of debt securities representing a value greater than €100 million.

•

Any substantial decision or change in the Company’s existing significant financing documentation, including any measure taken or not taken that would result, or would be reasonably likely to result, in a breach of the existing significant financing documentation.

•

The conclusion or modification of any loan or debt transaction, in any form (including factoring and finance-leasing) in an amount greater than €100 million, with the exception of: (i) intra-group borrowings; or (ii) draws on any existing revolving credit facility of the Group for working capital requirements.

•

The creation or modification of any charge, sale, lease or finance lease or the grant of any security interest by guarantee or any other means on all or some of the Group’s assets, including property or intellectual property rights, with the exception of those: (i) connected with the supply of goods and services in the normal course of business, including factoring of suppliers and the financing of the supply chain; or (ii) with a value less than €50 million.

•	Any issuance of a financial guarantee or parent company guarantee over a total package of €100 million.

Remuneration of the members of the Board of Directors

The shareholders’ meeting may allocate to Board members, as remuneration for their activity, an annual fixed sum, the amount of which is maintained until a new decision. The Board of Directors may distribute this remuneration freely among its members.

The Board of Directors may also allocate exceptional remunerations for specific assignments or mandates entrusted to the directors (independently of the remuneration for participation on the Board’s specialized committees).

Internal rules

In its internal rules, the Board of Directors establishes its operating procedures in accordance with the law and articles of association. It may approve the creation of committees charged with studying the questions that the Board itself or its Chair may submit to their review for an opinion. The membership and powers of each of these committees, which operated under the Board’s responsibility, are defined by the Board of Directors through internal rules.

Any person called to attend the meetings of the Board of Directors must demonstrate discretion with respect to information and data that is confidential and presented as such by the Chair, as well as a general obligation of confidentiality.

(b)	Executive Management (Article 16 of the articles of association)

Conditions and procedures

The management of the company is assumed, under his or her responsibility, either by the Chair of the Board of Directors or by another individual appointed by the Board from among or outside its members, who holds the title of Chief Executive Officer.

On a simple resolution adopted by a majority of the votes of the directors present or represented, the Board of Directors chooses between the two forms of executive management. The shareholders and third parties are informed of this choice under the legal and regulatory conditions.

The Board of Directors’ decision remains in force until a contrary decision is made by the Board or, at the Board’s choice, for the duration of the appointment of the Chief Executive Officer.

When the executive management of the Company is performed by the Chair of the Board of Directors, the following provisions on the Chief Executive Officer shall apply to the Chair. In this case, this person carries the title of both Chair and Chief Executive Officer.

Deputy executive management

On the recommendation of the Chief Executive Officer, the Board of Directors may appoint, from among or outside its members, one or more individuals charged with assisting the Chief Executive Officer, who shall have the title of Deputy Chief Executive Officer.

There may be no more than five Deputy Chief Executive Officers.

Age limit – Duration of duties

The Chief Executive Officer and the Deputy Chief Executive Officers may not be older than 65 years of age.

The duration of the term of the Chief Executive Officer or of a Deputy Chief Executive Officer is determined at the time they are appointed, but this duration may not exceed the duration of their office as director, if applicable.

Dismissal

The Chief Executive Officer may be dismissed at any time by the Board of Directors. This is also true for the Deputy Chief Executive Officers, on the recommendation of the Chief Executive Officer. If dismissal is decided without grounds, it may result in damages, except when the Chief Executive Officer is also the Chair of the Board of Directors.

When the Chief Executive Officer ceases to, or is prevented from, performing the CEO’s duties, the Deputy Chief Executive Officers retain their duties and powers, unless decided otherwise by the Board, until the appointment of the new Chief Executive Officer.

The Board of Directors determines the remuneration of the Chief Executive Officer and the Deputy Chief Executive Officers.

Powers of the Chief Executive Officer and the Deputy Chief Executive Officers

The Chief Executive Officer is vested with the most extensive powers to act in any circumstance in the name of the Company. The Chief Executive Officer exercises these powers within the limits of the corporate purpose, and subject to those powers expressly granted by law to shareholders’ meetings and to the Board of Directors, as well as the limits stipulated by the internal rules of the Board of Directors.

The Chief Executive Officer represents the Company in its relations with third parties. The Company is committed even by the acts of the Chief Executive Officer that do not fall within the corporate purpose, unless the Company proves that the third party knew that the act exceeded this purpose or that the third party could not have been unaware of this given the circumstances; publication of the articles of association is not in and of itself sufficient to constitute this proof.

Decisions of the Board of Directors that limit the powers of the Chief Executive Officer are unenforceable against third parties.

In agreement with the Chief Executive Officer, the Board of Directors determines the scope and duration of the powers granted to Deputy Chief Executive Officers. With respect to third parties, the Deputy Chief Executive Officers have the same powers as the Chief Executive Officer.

The Chief Executive Officer or the Deputy Chief Executive Officers may, within the limits set by the laws in force, delegate the powers they deem appropriate, for one or more specific purposes, to any and all agents, even outside the Company, considered individually or together in a committee or commission, with or without the option of substitution, subject to the limitations provided by law. Such powers may be permanent or temporary and carry the option of substitution. Delegations granted in this way retain their effects despite the expiration of the duties of the person who conferred them.

20.2.3	Rights, privileges and restrictions attached to the shares (Articles 8, 9, 10 and 11 of the articles of association)

Fully paid-up shares are in registered or bearer form, at the discretion of the shareholder, under the conditions provided by the regulations in force.

Each share gives a right, in the ownership of corporate assets, in the distribution of profits and in the liquidation dividend, to a fraction proportional to the number and nominal value of the existing shares. In addition, each share gives the right to a vote and to representation at shareholders’ meetings, under the conditions of law and the articles of association. The double voting right provided in Article L. 22-10-46 of the French Commercial Code (Code de commerce) is expressly eliminated by the articles of association.

Shareholders bear losses only in the amount of their contributions.

The rights and obligations attached to a share follow the share into any hands into which its passes. Ownership of a share automatically carries full adherence to the articles of association and the decisions of the shareholders’ meetings.

Every time that it is necessary to own several shares or securities in order to exercise any right, shareholders and holders of securities are personally responsible for grouping the number of shares or securities necessary.

Shares are indivisible with regard to the Company.

Co-owners of undivided shares are represented in shareholders’ meetings by one of the owners or by a single agent. In the event of a disagreement, the agent is designated by the court at the request of the more diligent co-owners.

If the shares carry beneficial ownership, the registration of the shares in an account must show the existence of the beneficial ownership. Except where otherwise agreed and notified to the Company by registered letter with acknowledgment of receipt, the right to vote belongs to the beneficial owner in ordinary shareholders’ meetings, and to the bare owner in extraordinary shareholders’ meetings.

Registered or bearer shares are freely negotiable, unless otherwise required by laws or regulations. Shares are registered in an account and the sale of shares, with respect to the Company and third parties, is made by transfer from account to account under the conditions and procedures defined by the laws and regulations in force.

20.2.4	Change in capital and the rights attached to the shares

As the articles of association do not stipulate any specific provision, the modification of the rights attached to the shares is governed by the law.

20.2.5	Shareholders’ meetings (Articles 21, 22, 23 and 24 of the articles of association)

Notice of meeting and meeting location

Shareholders’ meetings are called under the conditions, in the forms and with the deadlines provided by the laws and regulations in force. They are held at the registered office or at any other location indicated in the notice of meeting.

Agenda

The agenda for the meeting is indicated in the notices and letters of meeting; it is established by the author of the notice of meeting.

The meeting may deliberate only on the items indicated on the agenda; however, it may, under any circumstance, dismiss one or more directors and replace them.

One or more shareholders representing at least the percentage of equity required by law, and acting under the conditions and within legal deadlines, have the option to require the inclusion of proposed resolutions on the agenda.

Access to shareholders’ meetings

Any shareholder has the right to attend shareholders’ meetings and participate in the deliberations, either personally or through an agent.

The right to participate in the meetings is governed by the laws and regulations in force.

Under the conditions provided by the laws and regulations in force, the Board of Directors may organize the participation and vote by shareholders at meetings via video-conference or telecommunications that permit shareholders to be identified. This decision by the Board is indicated in the notice of meeting. Shareholders participating in the meeting via video-conference or any one of the other telecommunications methods described above are deemed present for the calculation of the quorum and majority.

Any shareholder may vote by mail or give a proxy pursuant to the regulations in force, using a form prepared by the Company and sent to the Company under the conditions provided by the regulations in force, including electronically or via remote transmission. This form must be received by the Company under regulatory conditions in order to be counted.

The legal representatives of legally incompetent persons and the individuals representing shareholder legal entities participate in the meetings, whether or not they personally are shareholders.

Attendance sheet, staff, minutes

An attendance sheet containing the information required by law is kept at each meeting.

The meeting is chaired by the Chair of the Board of Directors or, in the absence of the Chair, by the Vice-Chair of the Board, by the Chief Executive Officer, by a Deputy Chief Executive Officer if the officer is a director, or by a director specially delegated for this purpose by the Board. In the case of a meeting called by a statutory auditor or by a court agent, the shareholders’ meeting is chaired by the author of the notice of meeting. If these persons are not available, the shareholders’ meeting itself elects a meeting chair.

The duties of scrutineers (scrutateur) are performed by the two shareholders present and consenting to these functions, who hold on their own or as representatives, the largest number of votes.

The officer names the secretary, who may be selected from among or outside the shareholders.

Minutes are prepared and the copies or excerpts of the deliberations are issued and certified as required by law.

Ordinary shareholders’ meeting

The ordinary shareholders’ meeting is the meeting called to make all decisions that do not amend the articles of association. It is held at least once a year, within six months after the end of each financial year, to approve that year’s financial statements and the consolidated financial statements, unless an extension is granted under the conditions provided for by law.

The meeting validly deliberates, on the first notice of meeting, only if the shareholders present or represented, or who have voted by mail, hold at least one-fifth of the shares with a right to vote. On the second notice of meeting, no quorum is required.

The meeting rules with a majority of the votes cast by the shareholders present, represented or who have voted by mail.

Extraordinary shareholders’ meeting

Only the extraordinary shareholders’ meeting is authorized to amend all provisions of the articles of association. The meeting may not, however, increase shareholder commitments, subject to transactions resulting from a legally executed regrouping of shares.

It validly deliberates only if the shareholders present, represented or who have voted by mail hold, on the first notice of meeting, at least one-fourth of the shares with voting rights and, on the second notice of meeting, one-fifth of the shares with voting rights. If this second quorum is not reached, the second meeting may be postponed to a date no more than two months after the date on which it was called.

The meeting rules with a two-thirds majority vote of the shareholders present, represented, or who have voted by mail.

The extraordinary shareholders’ meeting may not, however, under any circumstances, increase the commitments of shareholders or undermine the equality of shareholder rights unless it is by unanimous vote of the shareholders.

20.2.6	Procedure to delay, defer or prevent a change of control

The Company’s articles of association do not provide for procedures to delay, defer or prevent a change of control.

20.2.7	Statutory disclosure thresholds

As long as the shares of the Company are admitted to trading on a regulated market, in addition to the disclosure thresholds expressly provided by current laws and regulations in force, any individual or legal entity who may own directly or indirectly, alone or in concert, a fraction of the capital or voting rights (calculated in accordance with Articles L. 233-7 and L. 233-9 of the French Commercial Code (Code de commerce) and the AMF General Regulation) greater or equal to 1% of the share capital or voting rights in the Company, or any multiple of this percentage, including above the thresholds set by legal and regulatory provisions, must notify the Company of the total number (i) of shares and voting rights that such individual or entity owns, (ii) of the securities giving future access to the Company’s equity that said individual or entity owns and the voting rights potentially attached thereto, and (iii) of assimilated shares in application of Article L. 233-9 I, 1 and 4 to 8 of the French Commercial Code. This notification must be given by registered letter with acknowledgment of receipt (or by any other equivalent means) within four trading days from the date the relevant threshold is crossed.

This required disclosure to the Company also applies, under the same deadlines and the same conditions, whenever the shareholder’s equity investment or voting rights fall below the aforementioned thresholds.

In the event of non-compliance with the aforementioned disclosure threshold requirement and on a request recorded in the minutes of the shareholders’ meeting, from one or more shareholders representing at least 5% of the capital or voting rights, the shares exceeding the fraction that should have been disclosed will lose their voting rights for a period of two years following the date when proper notification is given.

The Company reserves the option to make the public and the shareholders aware either of the information in the disclosure received or the failure of the person in question to comply with the above obligation.

21.	MATERIAL CONTRACTS

The material contracts signed by the companies of the Group outside the normal course of business in the past two years are presented in Section 9.2.2(a) “RCF Loan Agreement” and Chapter 18 “Related-party transactions” (with the exception of Sections 18.3.3 “Distribution agreements for certain APIs”, 18.3.5 “License agreements” and 18.4 “Other relationships with related parties”) of the Prospectus.

22.	INFORMATION RELATING TO THE DISTRIBUTION OF THE COMPANY’S SHARES AND TO THE COMPANY’S SHARES

22.1	Terms and conditions of the Distribution in Kind

The Company’s initial listing is part of Sanofi’s “Play to Win” simplification project. Its purpose is to create the conditions for EUROAPI to enhance its status as a partner of choice for all pharmaceutical and biotechnology companies and to achieve greater independence and visibility in order to become a global leader in the production of APIs.

The distribution by Sanofi to its shareholders (other than Sanofi itself and holders of shares issued upon the exercise of Sanofi stock options since January 1, 2022) of the Company’s shares will take the form of a dividend in kind at the ratio of one (1) EUROAPI share per twenty-three (23) Sanofi shares (the “Distribution in Kind”).

The Distribution in Kind will be submitted for approval to the combined annual shareholders’ meeting of Sanofi to be held on May 3, 2022. Sanofi’s shareholders (ruling in an ordinary manner) will thus be asked to approve the payment of an ordinary dividend in cash of €3.33 per share (i.e., a total of €4,070,763,885.50) (the “Ordinary Dividend”) as well as the Distribution in Kind. The Distribution in Kind will be carried out subject to the approval by that same meeting (ruling in an extraordinary manner) of amendments to Sanofi’s articles of association to introduce the ability for the shareholders’ meeting to decide, for all or part of a dividend distribution (or distribution of other interim dividends, reserves or premiums, etc.), that this distribution be made in kind through the delivery of company assets, including financial securities, with or without cash options.

22.1.1	Provisional calendar for the Distribution in Kind

March 25, 2022	Publication in the French Journal of Mandatory Legal Notices (Bulletin des annonces légales obligatoires “BALO”) of the notice of the Sanofi’s combined annual shareholders’ meeting.

March 30, 2022	Decision of the sole shareholder to transform the Company into a French public limited company (société anonyme) subject to the condition precedent of a positive vote by Sanofi shareholders on the Distribution in Kind.

March 31, 2022	AMF visa on the Prospectus.

April 1, 2022	Sanofi’s Capital Markets Day dedicated to the Company.

April 11, 2022	Publication in the BALO of the notice of Sanofi’s combined annual shareholders’ meeting.

April 29, 2022	Publication by Euronext Paris of a notice concerning the Distribution in Kind. Publication by Euronext Paris of a notice concerning the admission of EUROAPI shares.

May 3, 2022	Sanofi’s combined annual shareholders’ meeting.

May 5, 2022	Publication by Euronext Paris of a notice concerning the technical reference price of EUROAPI shares.

May 6, 2022

Ex-dividend date of the Sanofi ordinary dividend in cash and dividend in kind (the “Ex-Dividend Date”).

Delivery of the EUROAPI shares allocated as a dividend in kind to the Centralizing Agent (as defined below).

Admission of EUROAPI shares to trading on the regulated market of Euronext Paris.

May 9, 2022	Date of identification of shareholders eligible to receive the Distribution in Kind (record date) taking into account the orders executed until May 5, 2022, included.

May 10, 2022	Payment of the Ordinary Dividend. Payment of the Distribution in Kind (delivery and registration of the EUROAPI shares allocated in respect of the Distribution in Kind).

June 17, 2022	Settlement and delivery of the EUROAPI shares sold by Sanofi in connection with the Investment.

22.1.2	Allocation of EUROAPI shares to Sanofi’s shareholders

54,420,337 Company shares, representing approximately 58% of the Company’s share capital, will be distributed by Sanofi to its shareholders (other than Sanofi itself and holders of shares issued upon the exercise of Sanofi stock options since January 1, 2022) pro rata to their equity interest in Sanofi’s capital at the ratio of one (1) EUROAPI share per twenty-three (23) Sanofi shares.

Fractional share rights will not be tradable or transferable. Consequently, when the amount of the distribution of the dividend in kind to which a Sanofi shareholder is entitled does not correspond to a whole number of EUROAPI shares (i.e., a holding of Sanofi shares of less than twenty-three (23) or a multiple of twenty-three (23)), the shareholder will receive the immediately lower number of EUROAPI shares, plus a cash payment for the whole of the balance arising from the price at which EUROAPI shares corresponding to fractional shares were sold. After May 5, 2022, investors will no longer be able to acquire Sanofi shares that are eligible for the Distribution in Kind. As a result, shareholders holding fewer than twenty-three (23) Sanofi shares as of May 9, 2022 (i.e., after taking into account the orders executed during the day of May 5, 2022 for which settlement will take place on May 9, 2022), will receive a cash payment only.

22.1.3	Persons eligible for the Distribution in Kind

All outstanding Sanofi shares as of the Ex-Dividend Date will be eligible for the distribution described in the Prospectus, with the exception of (i) the treasury shares held by Sanofi itself and (ii) shares issued upon exercise since January 1, 2022 of the options to subscribe for Sanofi shares granted under the Sanofi stock option plans, under the terms of which the shares received upon exercise would not be entitled to the dividend for the year N-1.

Persons eligible for the Distribution in Kind will be the Sanofi shareholders (other than Sanofi itself and holders of shares issued upon the exercise of Sanofi stock options since January 1, 2022) whose shares were registered in their name at the end of the accounting day preceding the Ex-Dividend Date of the Distribution in Kind, i.e., in the evening of May 5, 2022 (after taking into account any orders executed during the day of May 5, 2022, even if the settlement and delivery of these orders were to take place after the Ex-Dividend Date of the Distribution in Kind).

Consequently, any person (other than Sanofi itself and holders of shares issued upon the exercise of Sanofi stock options since January 1, 2022) who has acquired Sanofi shares (without having resold them) prior to the Ex-Dividend Date of the Distribution in Kind will be eligible for the Distribution in Kind pursuant to the applicable market rules, as described in the Prospectus.

In the event of dismemberment of ownership of the shares, the beneficiary of the Distribution in Kind will be the bare owner, unless otherwise agreed. Sanofi shareholders are invited to contact their usual advisor on these matters.

22.1.4	Allocation ratio of the Company’s shares

The Company’s shares will be distributed by Sanofi to the eligible persons mentioned above at the ratio of one (1) Company share per twenty-three (23) Sanofi shares.

22.1.5	Practical terms of the Distribution in Kind

The amount of the Distribution in Kind will be determined by multiplying the number of EUROAPI shares distributed by the opening trading price of the EUROAPI share on the regulated market of Euronext Paris on the Ex-Dividend Date. It will not result from a process of construction of an order book which would materialize the confrontation of the offer of the Company’s shares and the demands.

No fractional EUROAPI shares will be issued. Fractional share rights will not be tradable or transferable. Consequently, when the amount of the distribution of the dividend in kind to which a Sanofi shareholder is entitled does not correspond to a whole number of EUROAPI shares (i.e., a holding of Sanofi shares of less than twenty-three (23) or a multiple of twenty-three (23)), the shareholder will receive the immediately lower number of EUROAPI shares plus a cash payment for the whole of the balance, arising from the price at which the EUROAPI shares corresponding to fractional shares will have been sold. After May 5, 2022, investors will no longer be able to acquire Sanofi shares that are eligible for the Distribution in Kind. As a result, any shareholder holding fewer than twenty-three (23) Sanofi shares as of May 9, 2022 (i.e., after taking into account the orders executed during the day of May 5, 2022 for which settlement will take place on May 9, 2022), will only receive a cash balance.

For each Sanofi share, the detachment of the ordinary dividend in cash and the dividend in kind will take place simultaneously, on the Ex-Dividend Date, before the opening of market trading. Payment of the ordinary dividend in cash, delivery of the EUROAPI shares allocated in respect of the Distribution in Kind will take place on May 10, 2022.

The bank performing the centralization operations for the Distribution in Kind (the “Centralizing Agent”) is BNP Paribas Securities Services, 9 rue du Débarcadère – 93761 Pantin Cedex.

For Sanofi shares held in bearer or administered registered form, the following operations will be carried out:

•

the Centralizing Agent will credit, via Euroclear France, each financial intermediary (i) on the date of payment of the Distribution in Kind, with the whole number of EUROAPI shares corresponding to its position in Sanofi shares duly registered with Euroclear France at the end of the accounting day on the date of the determination of the beneficiaries of the Distribution in Kind, i.e., May 9, 2022, by applying the parity of one (1) EUROAPI share for twenty-three (23) Sanofi shares registered in the account of the financial intermediary concerned, then (ii) as from the sale by the Centralizing Agent of the shares corresponding to the fractional shares remaining after the distribution of EUROAPI shares between the financial intermediaries holding securities accounts, of the cash amount of the balancing payment due to this financial intermediary within 30 days of the date of payment of the Distribution in Kind; and

•

after which each of the financial intermediary holding the account will credit each of its clients first (i) with the whole number of EUROAPI shares corresponding to the multiples of twenty-three (23)) Sanofi shares registered in its books in the name of the client concerned and then (ii) with the amount in cash of the balance due to this client, the amount of which shall be derived from the sale by such account-keeping financial intermediary on the market and shall be based on the transfer price of the shares corresponding to the fractional shares belonging to this customer, within 30 days of the date of payment of the Distribution in Kind.

For Sanofi shares held in a direct registered account, the following operations will be carried out:

•

the Centralizing Agent, acting as the financial intermediary in charge of maintaining the register of fully registered shareholders, will (i) credit, as from the date of payment of the Distribution in Kind, the account of each person entitled to the Distribution in Kind holding fully registered Sanofi shares with the number of EUROAPI shares corresponding to the multiples of twenty-three (23) Sanofi shares held in fully registered form by the person entitled to the Distribution in Kind concerned, and (ii) credit, as from the sale of the shares corresponding to the fractional shares by the Centralizing Agent on the market, the account of each of the persons entitled to the Distribution in Kind concerned by the net amount of the balancing payment due to him/her, if any, the amount of which will depend on the transfer price of the shares corresponding to the fractional shares on the stock market within 30 days of the date of payment of the Distribution in Kind.

Pursuant to the provisions of Article 25 of Sanofi’s articles of association, subject to their amendment by Sanofi’s combined annual shareholders’ meeting to be held on May 3, 2022, to introduce the ability for the shareholders’ meeting to decide, for all or part of a dividend distribution (or distribution of other interim dividends, reserves or premiums, etc.), that this distribution be made in kind through the delivery of company assets, including financial securities, Sanofi shareholders holding fewer than twenty-three (23) Sanofi shares as of May 9, 2022 (i.e., after taking into account the orders executed during the day of May 5, 2022 for which settlement will take place on May 9, 2022),, will not receive any EUROAPI shares in the context of the Distribution in Kind, but only a cash balance.

Persons entitled to the Distribution in Kind, regardless of the manner in which they hold their Sanofi shares, must pay to their authorized financial intermediary or to Sanofi, through BNP Paribas Securities Services, the social security contributions and/or the withholding tax due in respect of the Distribution in Kind. Where applicable, the authorized financial intermediary responsible for maintaining the bearer or administered registered securities accounts, or Sanofi, through BNP Paribas Securities Services, responsible for maintaining the pure registered securities accounts, may sell the number of EUROAPI securities necessary to pay the social security contributions and/or the non-discharge levy or withholding tax due in respect of the Distribution in Kind. With respect to Sanofi shares held in pure registered form, Sanofi, through BNP Paribas Securities Services, which is responsible for maintaining the pure registered share accounts, will sell the number of EUROAPI shares necessary to pay the social security contributions and/or the withholding tax due in respect of the Distribution in Kind.

Sanofi’s shareholders wishing to sell the EUROAPI shares received as part of the Distribution in Kind should contact their usual financial advisor and/or their financial intermediary holding the account.

The attention of the shareholders of Sanofi is drawn to the fact that the amount of the cash balance that each shareholder will receive according to his situation will not be calculated on the basis of the opening price of the EUROAPI share on the regulated market of Euronext Paris on the Ex-Dividend Date, but on the basis of the prices at which each financial intermediary will sell the shares corresponding to the fractional shares of its entitled clients. As a result, the amount of the balance may vary between financial intermediaries.

22.1.6	Tax rules applicable to the Distribution in Kind

Under current French tax legislation and regulations, the following provisions summarize some of the French tax consequences that may apply to Sanofi shareholders in respect of the Distribution in Kind.

Shareholders are nonetheless reminded that this information is a summary of the applicable tax framework and is provided for guidance purposes only. The rules set out below may be affected by any legislative and regulatory changes which may be retroactive or apply to the current year or financial year.

The following tax information is not intended to be an exhaustive description of all tax impacts that may apply to Sanofi shareholders in relation to the Distribution in Kind.

Individuals who are Sanofi shareholders are invited to contact their usual tax advisor with regard to the taxation applicable to their specific situation.

Individuals who are not tax residents in France must also comply with current tax legislation in their country of residence and notably, where applicable, with the provisions of the international tax agreement signed by France and their country of residence.

The sums required for the payment of taxes and/or social contributions must be made available to the paying establishment before the delivery of securities. Where required, the paying establishment may sell the necessary number of EUROAPI shares to pay the applicable taxes and/or social contributions. Shareholders are invited to contact their account-holding institution for information regarding the procedure that it has put in place.

(a)	Shareholders whose tax residence is in France

(i)

Individuals acting in the context of the management of their private assets (i) who do not own shares in the Company within the framework of a classic share savings plan (PEA – Plan d’Epargne en Actions) or (ii) within the framework of an employee savings plan, (iii) who have not recorded their shares as assets on their business balance sheet and (iv) who do not trade on the stock market under conditions similar to those characterizing an activity carried out by a person engaged in such transactions on a professional basis.

Dividends paid to these shareholders, both in cash or in the form of a dividend in kind, follow the regime described in Paragraph 22.3.11(b)(i) of the Prospectus.

(ii)	Corporate shareholders subject to corporate income tax (under the conditions of ordinary law)

Dividends paid to these shareholders, both in cash or in the form of a dividend in kind, follow the regime described in Paragraph 22.3.11(b)(ii) of the Prospectus.

(iii)	Other shareholders

Sanofi shareholders subject to a tax regime other than those referred to above, in particular taxpayers whose transactions in securities go beyond simple portfolio management or who have recorded their shares as assets on their commercial balance sheet, should obtain information on the tax regime applicable to their particular case from their usual tax advisor.

(b)	Shareholders whose tax residence is outside France

Dividends paid to these shareholders, both in cash or in the form of a dividend in kind, follow the regime described in Paragraph 22.3.11(a) of the Prospectus.

22.2	Risks related to the Company’s shares

In addition to the risk factors described in Chapter 3 “Risk factors relating to the issuer” of the Prospectus, investors are advised to take into account the following risks and other information contained in the Prospectus before deciding to invest in the Company’s shares. Investing in the Company’s shares involves risks. The material risks identified by the Company as of the date of approval of the Prospectus by the AMF are those described in Chapter 3 “Risk factors relating to the issuer” of the Prospectus and those described below. The risk factors that the Company considers, as of the date of the Prospectus, to be the most important (marked with an asterisk) are, in the Prospectus, mentioned first within each risk category. If one of these risks were to materialize, the Group’s activities, financial situation, results or outlook could be materially affected. In such an eventuality, the price of the Company’s shares could fall, and investors could lose all or part of the sums they have invested in the Company’s shares. Other risks and uncertainties unknown to the Company as of the date of the Prospectus, or that it deems, as of that same date, to be immaterial, could exist and arise and also disrupt or have an unfavorable effect on the Group’s activities, financial situation, results and outlook of the price of the Company’s shares.

22.2.1	The price of the Company’s shares could be affected by a high degree of volatility*

The technical reference price of the Company’s shares does not predict the performance of the market price of the Company’s shares following their admission to trading on the regulated market of Euronext Paris. The price determined following the admission of the Company’s shares to trading on the regulated market of Euronext Paris may differ significantly from the technical reference price of the Company’s shares.

In general, the market price of the Company’s shares could be significantly affected by numerous factors impacting the Company; its competitors; the general economic, commercial and political conditions; and the API market. Among other things, the market price of the Company’s shares could fluctuate significantly in response to events such as:

•	changes in the business activity, financial results, forecasts or outlook of the Group or of its competitors from one period to the next;

•

announcements by competitors or other companies engaged in similar activities and/or announcements concerning the API market, including in relation to the financial and operating performance or outlook of these companies;

•	unfavorable changes in the regulatory environment applicable in the countries or markets of the Group’s business sector, to its customers or to the Group itself;

•	announcements concerning changes in the Company’s share ownership;

•	announcements concerning changes to the management team or key employees; and

•	announcements concerning the scope of the Company’s assets (acquisitions, disposals, etc.).

Moreover, stock markets undergo major fluctuations that are not always directly related to the results and outlook of the companies whose shares are traded. In particular, the evolution of the current sanitary crisis relating to the COVID-19 pandemic and certain changes in international relations, including the introduction of new restrictions and/or international trade sanctions, tension and armed conflict notably in Eastern Europe such as the current conflict between Ukraine and Russia and in other emerging markets, could notably have a significant impact on stock markets. Such market fluctuations, as well as the economic climate, could therefore materially affect the market price of the Company’s shares.

22.2.2	A liquid market for the Company’s shares may not develop or last over time*

Until their admission to trading on Euronext Paris, the Company’s shares have never been traded on a financial market. Although the Company has requested the admission of its shares to trading on the regulated market of Euronext Paris, no assurance can be given of the existence of a liquid market for the shares, nor that such a market, if it develops, will last over time.

Should no liquid market for the Company’s shares emerge, the shares’ market price and the investors’ ability to trade the shares under conditions that they may deem satisfactory may be significantly affected.

22.2.3

The sale of a significant number of the shares following the distribution of the Company’s shares in connection with the Distribution in Kind, after the end of the lock-up period, or the possibility of such a sale taking place, could have a material adverse effect on the market price of the Company’s shares*

Sanofi will hold, through Sanofi Aventis Participations, which is wholly-owned by Sanofi, approximately 30% of the Company’s share capital after the completion of the Distribution in Kind and the Investment. In the event that Sanofi decides to sell all or part of its equity interest at the end of its lock-up (see Section 17.1 “Shareholders holding more than 5% of the capital on the date of the Prospectus” of the Prospectus) or prior to its expiration in the event of the early release of the lock-up, or if such a sale is considered imminent or probable, there may be a material adverse effect on the market price of the Company’s shares. L’Oréal, which has undertaken to retain the EUROAPI shares received in connection with the Distribution in Kind for a period of 365 calendar days following the date of delivery of the shares of the Distribution in Kind (see Section 22.5.3 “Distribution of capital and voting rights” of the Prospectus), may also decide to sell all or part of its shareholding on the market upon expiry of the retention undertaking or in the event of the lifting of the lock-up undertaking.

In addition, other Sanofi shareholders benefiting from the Distribution in Kind will not be subject to any lock-up undertaking. They could therefore sell the EUROAPI shares received in connection with the Distribution in Kind, which could induce a downward pressure on the share price of EUROAPI shares. In particular, EUROAPI, unlike Sanofi, will not be included in the Euronext Paris CAC40 index, which could lead to significant sales by index funds.

22.2.4

Sanofi shareholders may be subject to the 12.8% withholding tax and/or to social security contributions at the overall rate of 17.2% of the gross amount of the allocation received in connection with the Distribution in Kind

The Distribution in Kind will be treated as a taxable dividend for Sanofi shareholders whose tax residence is in France. As a result, French individuals will be subject to a non-dischargeable withholding tax at the rate of 12.8% in respect of income tax and/or to social security withholdings at the overall rate of 17.2%, corresponding to a total of 30% of the gross amount of distributed income. The sums necessary for the payment of the tax and/or social security deductions shall be made available to the paying agent prior to the delivery of the EUROAPI shares or to the payment of the proceeds resulting from the transfer of the EUROAPI shares corresponding to fractional shares within the context of the Distribution in Kind. Where applicable, the paying institution may sell the number of EUROAPI shares necessary to pay the applicable tax and/or social security deductions (see Section 22.1.6 “Tax rules applicable to the Distribution in Kind” of the Prospectus).

As French tax law currently stands, and subject to the possible application of international tax treaties, Sanofi shareholders whose tax residence is outside France will in principle be subject to a withholding tax levied by the paying agent (see Section 22.3.11 “Withholding tax on dividends” of the Prospectus). They should check with their usual tax advisor as to the tax treatment of their situation.

22.3	Information on the securities to be admitted to trading on Euronext Paris

22.3.1	Type, class and dividend entitlement date of the shares to be admitted to trading

The securities of the Company for which admission to trading on the regulated market of Euronext Paris is sought include all of the 94,026,888 ordinary shares making up the share capital of the Company, all of which have the same nominal value, are fully subscribed, fully paid up and of the same class (the “Existing Shares”).

Taking into account the capital transactions described in Section 20.1.7 “History of the share capital over the past three years” of the Prospectus and upon their completion, the Company’s shares will have a nominal value of €1 each and will be fully paid.

Dividend entitlement date

The Existing Shares will carry current dividend rights.

Denomination for the shares

EUROAPI

ISIN Code

FR0014008VX5

Mnemonic

EAPI

Compartment

Compartment A

Industry Classification Benchmark (ICB)

20103015 – Pharmaceuticals

Initial listing and trading of the shares

As from May 6, 2022, all of the Company’s shares will be traded on a quotation line entitled “EUROAPI”.

22.3.2	Applicable law and competent courts

The Company’s shares are subject to French law.

In the event of a dispute with the Company, the competent courts shall be those located in the locality of the Company’s registered office in cases where the Company is a defendant, and shall be designated according to the nature of the dispute in cases where the Company is a plaintiff, unless otherwise provided by the French Code of Civil Procedure (Code de procédure civile).

22.3.3	Form and registration of shares

The Company’s ordinary shares may be held in registered or bearer form, at the discretion of the shareholders.

In accordance with Article L. 211-3 of the French Monetary and Financial Code (Code monétaire et financier), the shares must be registered in a securities account held, as the case may be, by the Company or an authorized intermediary.

As a result, the rights of the holders shall be evidenced by an entry in a securities account opened in their name in the books of:

•	BNP Paribas Securities Services (9 rue du Débarcadère—93761 Pantin Cedex), appointed by the Company, for shares held in pure registered form;

•	an authorized intermediary of their choice and BNP Paribas Securities Services (9 rue du Débarcadère—93761 Pantin Cedex), appointed by the Company, for shares held in administered registered form; or

•	an authorized intermediary of their choice for shares held in bearer form.

In accordance with Articles L. 211-15 and L. 211-17 of the French Monetary and Financial Code (Code monétaire et financier), ordinary shares may be transferred from one account to another, and the transfer of ownership of the shares shall be evidenced by their registration in the purchaser’s securities account.

An application will be made for the Company’s ordinary shares to be accepted for clearance through Euroclear France, which will be responsible for clearing the shares between custodians. An application will also be made for acceptance for clearance through Euroclear Bank S.A./N.V. and Clearstream Banking, a public limited company (société anonyme in Luxembourg).

In connection with the Distribution in Kind, the Company shares automatically registered in the account of the beneficiaries will be registered in pure registered form, in administered registered form or in bearer form, depending on whether the shareholders hold their Sanofi shares in pure registered form, administered registered form or in bearer form, respectively.

The Company’s securities services (maintenance of the register of shareholders holding pure and administered registered shares) and financial services (payment of dividends) will be provided by BNP Paribas Securities Services (9 rue du Débarcadère—93761 Pantin Cedex).

According to the indicative timetable, it is expected that the Existing Shares will be tradable as from May 6, 2022.

22.3.4	Currency

The Company’s shares will be allocated free of charge, and the Company has been informed by Sanofi that this allocation will take place within the framework of the distribution of a dividend in kind by Sanofi. The shares will be listed in euros.

22.3.5	Rights attached to the shares

The Company’s ordinary shares will be subject to the provisions of the Company’s articles of association as adopted by the sole shareholder on March 30, 2022, with effect as of the admission to trading of the Company’s shares on the regulated market of Euronext Paris.

Pursuant to French law and to the Company’s articles of association, governing the Company as of its initial listing, the main rights attached to the ordinary shares include the following:

(a)	Dividend rights – Right to share in the Company’s profits

The Company’s ordinary shares are entitled to a portion of the Company’s profits under the conditions set out in Articles L. 232-10 et seq. of the French Commercial Code (Code de commerce).

At least 5% of the profit for the year, less any previous losses, is first deducted to form the reserve fund required by law. This deduction ceases to be mandatory when the reserve fund reaches one tenth of the share capital.

The balance, increased by any profits carried forward, represents the profit available for distribution to the shareholders in the form of a dividend, in accordance with the legal and regulatory conditions.

The shareholders’ meeting may give shareholders the choice, for all or part of the dividends to be distributed, between payment in cash or in shares of the Company in accordance with the conditions laid down by law. The same opportunity to choose between payment in cash and payment in shares may be given in the case of interim dividends.

The shareholders’ meeting may deduct from this profit, before any dividend is paid, such sums as it deems appropriate, either to be carried forward to the following financial year, or to be transferred to one or more general or special reserve funds, the appropriation or use of which it shall be free to determine.

The shareholders’ meeting may also decide to distribute the sums deducted from the reserves available to it, in accordance with the law. In such a case, the meeting’s decision shall expressly specify the reserve accounts from which sums are to be deducted.

However, except in the event of a capital reduction, no distribution may be made to shareholders in cases where the shareholder equity is, or would become as a result of such a distribution, less than the amount of the capital plus the reserves which, according to the law or the articles of association, may not be distributed.

Any action against the Company for payment of dividends due on the shares will be time-barred after five years from the date on which they became due. In addition, dividends not claimed within five years of their due date will be forfeited to the French State.

Dividends paid to non-residents are, as a rule, subject to withholding tax (see Section 22.3.11 “Withholding tax on dividends” of the Prospectus).

(b)	Voting rights

Voting rights attached to ordinary shares are proportional to the portion of share capital they represent. Each ordinary share entitles its holder to one vote, it being specified that the double voting right provided for in Article L.225-123 of the French Commercial Code (Code de commerce) is expressly excluded.

The voting rights attached to shares subject to usufruct belong to the usufructuary (usufruitier) at ordinary shareholders’ meetings and to the bare owner (nu-propriétaire) at extraordinary shareholders’ meetings.

(c)	Preferential subscription rights for securities of the same class

The Company’s shares carry a preferential subscription right to subscribe to capital increases. Shareholders have, proportionally to the amount of their shares, a preferential subscription right to the cash shares issued to carry out an immediate or future capital increase. A preferential subscription right is negotiable where it is detached from shares that are themselves negotiable. Where this is not the case, it may be transferred under the same conditions as the share itself. Shareholders may individually renounce their preferential subscription rights to shares (Articles L. 225-132 and L. 228-91 to L. 228-93 of the French Commercial Code (Code de commerce)).

(d)	Right to participate in any surplus in the event of liquidation

Each ordinary share gives a right to an identical share of ownership in corporate assets, in the distribution of profits and in the liquidation dividend, subject to the creation of preferred shares.

(e)	Redemption or conversion clauses

The Company’s articles of association do not contain any provisions relating to the redemption or conversion of ordinary shares.

(f)	Crossing of shareholding thresholds

As long as the shares of the Company are admitted to trading on a regulated market, in addition to the disclosure thresholds expressly provided by current laws and regulations in force, any individual or legal entity who may own, directly or indirectly, alone or in concert, a fraction of the capital or voting rights (calculated in accordance with Articles L. 233-7 and L. 233-9 of the French Commercial Code (Code de commerce) and the AMF General Regulation) equal to or greater than 1% of the share capital or voting rights in the Company, or any multiple of this percentage, including above the thresholds set by legal and regulatory provisions, must notify the Company of the total number (i) of shares and voting rights that such individual or entity owns, (ii) the securities giving future access to the Company’s equity that said individual or entity owns and the voting rights potentially attached thereto, and (iii) assimilated shares in application of Article L. 233-9 I, paragraphs 1° and 4° to 8° of the French Commercial Code (Code de commerce). This notification must be given by registered letter with acknowledgment of receipt (or by any other equivalent means) within four trading days from the date the relevant threshold is crossed.

This required disclosure to the Company also applies, under the same deadlines and the same conditions, whenever the shareholder’s equity investment or voting rights fall below the aforementioned thresholds.

In the event of non-compliance with the aforementioned disclosure threshold requirement and on a request recorded in the minutes of the shareholders’ meeting, from one or more shareholders representing at least 5% of the capital or voting rights, the shares exceeding the fraction which should have been disclosed will lose their voting rights for a period of two years following the date when proper notification is given.

The Company reserves the option to make the public and the shareholders aware either of the information in the disclosure received or the failure of the person in question to comply with the above obligation.

(g)	Identification of holders of securities

The Company is authorized to avail itself to the legal provisions relating to the identification of holders of securities conferring immediate or future voting rights at its own shareholders’ meetings.

22.3.6	Authorizations

The Distribution in Kind will take place following the adoption of the resolution relating to such Distribution in Kind at Sanofi’s combined shareholders’ meeting (ruling in an ordinary manner) to be held on May 3, 2022.

It is specified that the payment of the Dividend in Kind in the form of a distribution of one (1) share of EUROAPI for twenty-three (23) Sanofi shares will be proposed subject to the approval by Sanofi shareholders (ruling in an extraordinary manner) of a resolution amending Sanofi’s articles of association notably to introduce the ability for the shareholders’ meeting to decide, for all or part of a dividend distribution (or distribution of other interim dividends, reserves or premiums, etc.), that this distribution be made in kind through the delivery of company assets, including financial securities, with or without a cash option.

22.3.7	Expected date of registration of the Company’s shares granted to Sanofi shareholders

The registration of the Company’s shares distributed to Sanofi shareholders will take place on or after May 10, 2022, as described in Section 22.1.5 “Practical terms of the Distribution in Kind” of the Prospectus.

22.3.8	Restrictions on the free tradability of the shares

There is no clause in the articles of association limiting the free tradability of the shares comprising the Company’s share capital.

Sanofi Aventis Participations’ and the Investor lock-up undertakings are described in Section 17.1 “Shareholders holding more than 5% of the capital on the date of the Prospectus” of the Prospectus and the lock-up undertaking of L’Oréal and of Karl Rotthier, who will be appointed Chief Executive Officer as of the Company’s transformation into a French public limited company (société anonyme), are described in Paragraph 22.5.3 “Distribution of capital and voting rights” of the Prospectus.

22.3.9	French regulations relating to public offers

As from the admission of the Company’s shares to trading on the regulated market of Euronext Paris, the Company will be subject to the laws and regulations in force in France relating to tender offers, including mandatory tender offers, public squeeze-outs and buyout offers.

(a)	Mandatory tender offer

Article L. 433-3 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 234-1 et seq. of the AMF General Regulation establish the conditions for the mandatory filing of a proposed tender offer, drafted in such a way that it can be declared compliant by the AMF, for all the equity securities and securities giving access to the share capital or voting rights of a company whose shares are admitted to trading on a regulated market.

(b)	Public buyout offer and squeeze-out

Article L. 433-4 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 236-1 et seq. (public buyout offer) and 237-1 et seq. (squeeze-out following any tender offer) of the AMF General Regulation establish the conditions for the filing of a public buyout offer and the conditions for the implementation of a squeeze-out procedure for the minority shareholders of a company whose shares are admitted to trading on a regulated market.

22.3.10	Public takeover bids by third parties on the Company’s share capital during the previous and current financial years

As the Company’s shares were not admitted for trading on a regulated market on the date on which the Prospectus was approved by the AMF, no public takeover bids were made by third parties on the Company’s share capital during the previous financial year or the current financial year.

22.3.11	Withholding tax on dividends

Information included in the Prospectus is a summary of certain tax consequences, notably relating to withholding tax and deductions to income from Company shares, that may apply to individuals who become Company shareholders and subject to the possible application of international tax agreements.

The rules set out below are those applicable on the date of the Prospectus and may therefore be affected by any legislative and regulatory changes (with retroactive effect when applicable), or by a change to their interpretation by the French tax authorities. This information is not intended as a comprehensive analysis of all tax impacts that may apply to Company shareholders. The latter are invited to contact their usual tax advisor with regard to the taxation applicable to their specific situation.

The following sections are not intended to describe consequences relating to share subscriptions, acquisitions, ownership and disposals. Shareholders are invited to obtain information regarding their individual situation from their usual tax advisor, in particular in terms of the subscription, acquisition, ownership and disposal of shares in the Company.

Individuals who are not tax residents in France must also comply with current tax legislation in their country of residence and, where applicable, with the provisions of the international tax agreement signed by France and their country of residence.

Where necessary, it is specified that withholding tax and deductions described in the following sections shall in no case be borne by the Company.

(a)	Withholding tax on dividends paid to shareholders whose tax residence is outside France

Under current French tax legislation and subject to the possible application of international tax agreements, the following provisions resume some of the French tax consequences in terms of deductions to income from shares that may apply to shareholders (i) who are not residents in France within the meaning of Article 4B of the French General Tax Code (Code général des impôts) or whose registered office is located outside France and (ii) whose ownership of shares is not attributable to a fixed base or a permanent establishment subject to taxation in France. Shareholders are invited to contact their usual tax advisor with regard to the taxation applicable to their specific situation.

Dividends paid by the Company are, in principle, subject to withholding tax, which is deducted by the establishment which pays the dividends when the tax residence or registered office of the beneficiary is located outside of France.

Subject to the provisions below, the rate of this withholding tax is set at (i) 12.8% when the beneficiary is an individual, (ii) 15% when the beneficiary is an entity with its registered office in a member State of the European Union or in another State party to the Agreement on the European Economic Area with which France has signed a double taxation agreement to combat fraud and tax evasion and which, if it were based in France, would be taxed according to the special regime provided for in Article 206 of the French General Tax Code (Code général des impôts), which covers bodies commonly referred to as “not-for-profit-organizations”, as stated in Section 580 et seq. of the French administrative guidelines BOI-IS-CHAMP-10-50-10-40-20130325, and interpreted by the applicable jurisdiction, and (iii) 25% in other cases.

However, regardless of the location of the tax residence, place of residence or registered office of the beneficiary, subject to the provisions of international tax agreements, if dividends paid by the Company are paid outside of France and in a Non-Cooperative State or Territory (NCST) within the meaning of Article 238-0 A of the French General Tax Code (Code général des impôts), with the exception of those mentioned in section 2 bis, paragraph 2° of Article 238-08 A of the French General Tax Code (Code général des impôts), said dividends are subject to a withholding tax at a rate of 75%, unless the Company can provide proof that the purpose or consequence of distributing these dividends in this State or territory is not tax evasion, in accordance with Articles 119 bis and 187 of the French General Tax Code. The list of NCSTs is published by ministerial order and may be updated at any time and in principle at least once a year. French General Tax Code (Code général des impôts) provisions referring to Article 238-0 A of the French General Tax Code (Code général des impôts) apply to the States and territories added to this list as of the first day of the third month following the publication of the order.

The withholding tax may be reduced, or even canceled, notably in accordance with:

•	Article 119 ter of the French General Tax Code (Code général des impôts) applicable under certain conditions to legal entity shareholders who are beneficial owners of dividends:

•

that have their actual management offices in a European Union State or in another State party to the Agreement on the European Economic Area, with which France has signed a double taxation agreement to combat fraud and tax evasion and who are not considered, under the terms of a tax agreement with a third State, as being resident for tax purposes outside the European Union or the European Economic Area;

•

which take one of the forms listed in Appendix 1, Section A of Council Directive 2011/96/EU dated November 30, 2011, relating to the ordinary tax regime applicable to the parent companies and subsidiaries of different Member States or an equivalent form when the company has its actual management offices in a State party to the European Economic Area;

•

which have directly held, continuously for two years or more and through direct ownership or bare ownership, at least 10% of the share capital of the legal entity which distributes the dividends, or which undertake to hold this stake continuously for a period of at least two years and which appoint, as for the purpose of tax on revenue, a representative responsible for the payment of the withholding tax in the event of non-compliance with this commitment and meet all the other conditions referred to in this Article and as stated in the French administrative guidelines BOI-RPPM-RCM-30-30-20-10-20190703, it being specified however that (i) this holding rate is reduced to 5% of the share capital of the distributing French company when the legal entity that is the beneficial owner of the dividends holds an equity interest which meets the conditions set out in Article 145 of the French General Tax Code (Code général des impôts) and is unable to offset the withholding tax in its State of residence (BOI-RPPM-RCM-30-30-20-40-20160607) and (ii) holding rates are assessed by taking into account direct ownership and bare ownership; and

•

that are liable, in a Member State of the European Union or in a State party to the Agreement on the European Economic Area where it has its actual management offices, for corporate income tax in this State, without the possibility of an option or of being exempt;

it being noted that Article 119 ter of the French General Tax Code (Code général des impôts) does not apply to dividends paid as part of an arrangement or series of arrangements that, having been set up to obtain, as a primary objective or as one of the primary objectives, a tax benefit that is contrary to the purpose of Article 119 ter of the French General Tax Code (Code général des impôts), is not genuine in light of all the relevant facts and circumstances; or

•

Article 119 quinquies of the French General Tax Code (Code général des impôts), applicable to legal entity shareholders based in a member State of the European Union or in another State or territory with which France has signed a double taxation agreement to combat fraud and tax evasion that are subject to liquidation proceedings as referred to in Article L. 640-1 of the French Commercial Code (Code de commerce) (or in the absence of such a procedure, or are in a state of insolvency and in a position where recovery is clearly impossible) and that meet the other conditions set out in Article 119 quinquies of the French General Tax Code (Code général des impôts) as stated in the French administrative guidelines BOI-RPPM-RCM-30-30-20-70-20211021; or

•	applicable international tax agreements, if relevant.

Moreover, income distributed to collective investment vehicles formed under foreign law that (i) are located in a Member State of the European Union or in another State or territory with which France has signed a double taxation agreement to combat fraud and tax evasion meeting the conditions set out in Article 119 bis, 2 of the French General Tax Code (Code général des impôts), (ii) raise capital from a certain number of investors with a view to invest, in accordance with a defined investment policy, in the interest of these investors, and (iii) have similar characteristics to the collective investment vehicles formed under French law that meet the conditions set out in Article 119 bis, 2 of the French General Tax Code (Code général des impôts) and in the French administrative guidelines BOI-RPPM-RCM-30-30-20-70-20200812, is exempt from withholding tax.

Shareholders are invited to contact their usual tax advisor to establish whether, and under what conditions, they may benefit from one of these exemptions or a reduced rate of withholding tax.

Company shareholders are responsible for contacting their usual tax advisor to establish whether they are likely to be subject to NCST legislation and/or benefit from a reduction in or exemption from withholding tax and to determine the practical conditions for applying these agreements as provided, notably, by the French administrative guidelines BOI-INT-DG-20-20-20-20-20120912 relating to the “normal” or “simplified” procedure for the reduction of or exemption from withholding tax.

Non-French tax residents must also comply with current tax legislation in their country of residence, as may be modified by the international tax agreement signed by France and their country of residence.

Article 119 bis A of the French General Tax Code (Code général des impôts) provides for the application by the paying agent of withholding tax of up to 25% for temporary asset sales or similar transactions relating to dividend payments that allow non-resident shareholders of French companies to avoid the withholding tax that is normally applicable. In such cases, withholding tax applies without the beneficiary being given access to the “simplified” procedure in order to benefit from the more favorable provisions of any applicable tax agreement. However, the text provides, under certain conditions, for a safeguard measure allowing for the reimbursement of all or part of the withholding tax deducted if the shareholder can provide proof that this payment corresponds to a transaction for which the main purpose is not to avoid the application of a withholding tax or to obtain a tax advantage.

(b)	Withholding tax on dividends paid to shareholders whose tax residence is in France

Company shares may be held within the framework of a share savings plan.

(i)

Individuals acting in the context of the management of their private assets (i) who do not own shares in the Company within the framework of a share savings plan or (ii) within the framework of an employee savings plan, (iii) who have not recorded their shares as assets on their business balance sheet and (iv) who do not trade on the stock market under conditions similar to those characterizing an activity carried out by a person engaged in such transactions on a professional basis.

Non-definitive deduction of 12.8%

In accordance with Article 117 quater of the French General Tax Code (Code général des impôts), subject to the exceptions referred to below, individual shareholders domiciled in France are subject to a non-definitive withholding tax at a rate of 12.8% on the gross amount of distributed income. This amount is withheld by the establishment which pays the dividends if it is located in France. When the paying establishment is located outside of France, income is declared and the corresponding deduction is paid, within the first 15 days of the month following the payment of the income from shares, either by the taxpayers themselves, or by the party which pays the income, when the latter is located in a Member State of the European Union, or in another State party to the Agreement on the European Economic Area with which France has signed a double taxation agreement to combat fraud and tax evasion, and said party has been authorized to do so by the taxpayer.

However, when the establishment paying dividends is located in France, individuals belonging to a tax household whose reference taxable income for the penultimate year, as provided for in Section IV, paragraph 1° of Article 1417 of the French General Tax Code (Code général des impôts), is less than €50,000 for single, divorced or widowed taxpayers and €75,000 for taxpayers subject to joint taxation, can apply for an exemption from this withholding tax under the conditions set out in Article 242 quater of the French General Tax Code (Code général des impôts), i.e., by producing, by November 30 of the year preceding that of the payment of the distributed income, for those making the payment, a sworn statement declaring that the reference taxable income shown on the tax notice established for income received two years prior to the payment of said income from dividends is lower than the above-stated thresholds. However, taxpayers who acquire shares after the deadline for submitting an application for the above-mentioned exemption may, under certain conditions, submit this request for exemption to their paying establishment when said shares are acquired, in accordance with Section 320 of the French administrative guidelines BOI-RPPM-RCM-30-20-10-20210706.

When the paying establishment is located outside of France, only individuals belonging to a tax household whose reference taxable income for the penultimate year, as provided for in Section IV, paragraph 1° of Article 1417 of the French General Tax Code (Code général des impôts), is equal to or higher than the amounts stated above are subject to the non-definitive withholding tax at a rate of 12.8%.

The withholding is not in full discharge of income tax and, where applicable, of the exceptional contribution on high incomes. However, it can be deducted from the income tax due for the year in which it is applied, and any excess is refundable. Unless the taxpayer opts out of the application of the 12.8% flat-rate income tax applicable to income from movable assets (except for certain exempt income) and capital gains, in order for these incomes to be taken into account for the determination of the overall net income subject to the progressive income tax scale, the non-definitive 12.8% withholding tax rate will correspond to the flat-rate taxation for personal income tax. The option for the progressive income tax scale applies on an annual basis to all income from transferable securities and capital gains subject to the aforementioned flat-rate taxation of 12.8% and earned during the same year.

In the event of payment of dividends outside France in an NCST, with the exception of those included in this list other than those mentioned in paragraph 2° of section 2 bis of Article 238-0 A of the French General Tax Code (Code général des impôts), regardless of the place of residence or the status of the shareholder concerned, a withholding tax at a rate of 75% is applicable. Notwithstanding the foregoing, the 75% withholding tax does not apply if the debtor proves that the distributions in such country or territory have neither the purpose nor the effect of permitting them to be located in an NCST for tax evasion purposes. The list of NCSTs is published by ministerial order and may be updated at any time and in principle at least once a year. French General Tax Code (Code général des impôts) provisions referring to Article 238-0 A of the French General Tax Code (Code général des impôts) apply to the States and territories added to this list as of the first day of the third month following the publication of the order.

Social security contributions

In addition, whether or not the non-definitive 12.8% withholding tax described above is applicable and whether or not the taxpayer has opted out of the 12.8% flat-rate tax, the gross amount of any dividends distributed by the Company will also be subject to the full amount of social security contributions at the aggregate rate of 17.2%, allocated as follows:

•	the universal social security contribution (per the French acronym “CSG”) at a rate of 9.2%;

•	the contribution to the Social Security deficit (CRDS), at a rate of 0.5%; and

•	the social welfare tax at a rate of 7.5%.

If the dividends are subject to income tax at the flat rate of 12.8%, these social security contributions are not deductible from taxable income. If taxpayers opt to have these dividends subject to the progressive income tax scale, the CSG will be partially deductible, up to 6.8%, from the total taxable income in the year of payment, and the balance of the social security charges will not be deductible from taxable income.

These social security deductions are levied in the same way as the 12.8% non-definitive withholding tax described above when applicable. Shareholders are encouraged to contact their usual tax advisor to determine the terms and conditions for payment of social charges when the non-definitive 12.8% withholding tax does not apply.

General provisions

The concerned shareholders are encouraged to consult their usual tax advisor to determine the terms and conditions for the declaration and payment of the non-definitive 12.8% withholding tax and social security contributions applicable to dividends, as well as, more generally, the tax regime applicable to their particular situation (including, in particular, the regime applicable to dividends for income tax purposes), whether or not the taxpayer may opt for the progressive income tax scale and the tax regime applicable in the event that the taxpayer decides to avoid the application of the 12.8% flat-rate income tax.

(ii)	Corporate shareholders subject to corporate income tax (under the conditions of ordinary law)

Income distributed with respect to the Company’s shares held by legal entities whose residence is in France will not, in principle, be subject to any withholding tax.

However, if the dividends paid by the Company are paid outside France in an NCST, with the exception of those included in this list other than those mentioned in paragraph 2° of section 2 bis of Article 238-0 A of the French General Tax Code (Code général des impôts), the dividends distributed by the Company are subject to a withholding tax at a rate of 75%. Notwithstanding the foregoing, the 75% withholding tax does not apply if the debtor proves that the distributions in such country or territory have neither the purpose nor the effect of permitting them to be located in an NCST for tax evasion purposes. The list of NCSTs is published by ministerial order and may be updated at any time and in principle at least once a year. French General Tax Code (Code général des impôts) provisions referring to Article 238-0 A of the French General Tax Code (Code général des impôts) apply to the States and territories added to this list as of the first day of the third month following the publication of the order.

Corporate shareholders are encouraged to consult their usual tax advisor to determine the tax treatment that will apply to them.

(c)	Other shareholders

Shareholders of the Company subject to a tax regime other than those referred to above, in particular taxpayers holding their shares within the framework of a share savings plan (PEA) or an employee savings scheme or whose transactions in securities go beyond simple portfolio management or who have recorded their shares as assets on their commercial balance sheet, should obtain information on the tax regime applicable to their particular case from their usual tax advisor.

(d)	Financial transaction tax and registration fees

The Company’s shares may fall within the scope of the French financial transaction tax provided for in Article 235 ter ZD of the CGI (the “French FTT”), which applies, under certain conditions, to the acquisition of equity securities or similar securities admitted to trading on a French, European or foreign regulated market, when such securities are issued by a company whose registered office is located in France and whose market capitalization exceeds €1 billion euros as of December 1st of the year preceding the year of taxation. A list of companies falling within the scope of the French FTT is published each year by the French tax authorities. In its last updated version, dated December 29, 2021, the Company was not on this list (BOI-ANNX-000467-29/12/2021). However, the Company could in the future be included in this list if its market capitalization on December 1st of the year preceding the year of taxation exceeds €1 billion. If this were the case, the French FTT would be due, subject to modification, at the rate of 0.3% of the acquisition price of the Company’s shares by their purchasers on the secondary market for disposals occurring on or after January 1, 2023 (subject to certain exceptions).

In addition, if it is evidenced by a deed (regardless of where the deed is signed) and if it is not subject to the French FTT, the transfer of the Company’s shares is subject to the 0.1% registration fee referred to in Article 726 of the French General Tax Code (Code général des impôts), subject to the application of an exemption.

Potential holders of the Company’s shares are advised to contact their usual tax advisor to obtain information regarding the potential consequences of the French FTT and the registration fees.

22.3.12	Abstention committment given by the Company

The Company has undertaken with respect to the ECM Advisors, among other things, that it will not (A) issue, offer, sell, pledge, sell options or contracts to purchase, purchase an option or contract to sell, grant an option, right or right to acquire, or sell or transfer directly or indirectly any shares or other equity securities substantially similar to the Company’s shares or securities giving access to equity securities of the Company, nor (B) enter into any derivatives on the Company’s shares that have a similar effect on the Company’s shares or any other equity security, nor (C) publicly announce its intention to carry out such transactions, for a period expiring 180 calendar days after the date of delivery of the EUROAPI shares in the connection with the Distribution in Kind, i.e., May 10, 2022, without the prior consent of ECM Advisors. This commitment is made subject to the following principal exceptions:

•	any offer to the Company’s employees in connection with or subsequent to the Company’s listing;

•

shares that may be issued, offered or sold to employees or officers of the Group under stock option plans, any free share allocation plan and any incentive plan or mechanism described in the Prospectus or authorized by a decision of the Company’s sole shareholder at the date of the Company’s abstention commitment;

•	any Company share buyback program (including pursuant to a liquidity contract) authorized by a decision of the Company’s sole shareholder at the date of the Company’s abstention commitment;

•

any issue, sale or transfer of Company shares as consideration for the acquisition by the Company of shares or assets from a third party, provided that the amount of the resulting increase(s) in the Company’s share capital does not exceed 10% of the Company’s share capital at the date of delivery of the EUROAPI shares in connection with the Distribution in Kind, and provided that the third party thus receiving Company shares undertakes to be bound by an abstention committment identical to the present one for the remaining duration of the latter.

22.4	Admission to trading and trading procedures

22.4.1	Admission to trading

The admission of the 94,026,888 Existing Shares is requested for the regulated market of Euronext Paris (Compartment A).

The terms and conditions of trading of the Existing Shares will be set forth in a notice from Euronext Paris, which will be disseminated no later than April 29, 2022, according to the indicative calendar.

Euronext Paris S.A. will publish a technical reference price for the EUROAPI share prior to the initial listing of the Company’s shares. This price will be used only for the determination of the reservation thresholds at the opening of the first trading session and for the calculation of the day’s performance of the EUROAPI share. This technical reference price will in no way prejudge the price at which the EUROAPI share may be traded.

As of May 6, 2022, all of the Company’s shares will be traded on a quotation line entitled “EUROAPI”.

No other application for admission to trading on another regulated market has been made by the Company.

22.4.2	Place of listing

The Company’s shares will be admitted to trading on the regulated market of Euronext Paris as of the Ex-Dividend Date.

22.4.3	Concurrent share offering

None.

22.4.4	Liquidity contract

No liquidity agreement had been entered into by the Company as of the date of approval of the Prospectus by the AMF. Nonetheless, the Company intends to implement such an agreement as soon as possible following the admission to trading of the Company’s shares on the regulated market of Euronext Paris.

22.4.5	Expenses related to the operation

Expenses related to the admission of the Company’s shares to trading on Euronext Paris are not borne by the Company.

22.5	Dilution

22.5.1	Impact of the transaction on the Company’s equity

Not applicable.

22.5.2	Amount and percentage of dilution immediately resulting from the Distribution in Kind

Not applicable.

22.5.3	Distribution of capital and voting rights

Shareholding as of the date of the Prospectus and prior to the Distribution in Kind and the Investment

As of the date of approval of the Prospectus by the AMF, the Company’s share capital amounted to €94,026,888, divided into 94,026,888 ordinary shares of €1 par value each, fully subscribed and paid up, all of the same class.

The ownership structure of the Company as of the date of the Prospectus, prior to the Distribution in Kind, and the Investment (see Section 17.1 “Shareholders holding more than 5% of the capital on the date of the Prospectus” of the Prospectus) is as follows:

Shareholder	Number of shares	% of share capital	Number of voting rights	% of voting rights

Sanofi Aventis Participations	94,026,888	100%	94,026,888	100%

TOTAL	94,026,888	100%	94,026,888	100%

Shareholding following the Distribution in Kind and the Investment

After the Distribution in Kind and the Investment, the Company’s share ownership structure would be as follows:

Shareholder	Number of shares	% of share capital	Number of voting rights	% of voting rights

Sanofi Aventis Participations(1)	28,323,325	30%	28,323,325	30%

EPIC Bpifrance(2)	11,283,226	12%	11,283,226	12%

Public	54,420,337	58%	54,420,337	58%

TOTAL	94,026,888	100%	94,026,888	100%

(1)

The shareholding of Sanofi Aventis Participations in this table does not yet reflect the acquisition by Karl Rotthier, who will be appointed Chief Executive Officer of the Company after its transformation into a French public limited company (société anonyme) of shares in the Company for an amount of 360,000 euros under the “co-investment” plan (see section 14.1.2 “Remuneration of the corporate officers” of the Prospectus).

(2)	Acting on behalf of the French State within the framework of the French Tech Sovereignty Convention (Convention French Tech Souveraineté).

Lock-up undertaking of Sanofi Aventis Participations and the Investor

Sanofi’s and the Investor’s lock-up undertakings are described in Section 17.1 “Shareholders holding more than 5% of the capital on the date of the Prospectus” of the Prospectus.

Lock-up undertaking by L’Oréal

L’Oréal has undertaken to the Company and Sanofi not to transfer shares received under the Distribution in Kind for a period expiring 365 calendar days after the delivery date of the EUROAPI shares in connection with the Distribution in Kind, i.e., May 10, 2022, without Sanofi’s prior consent. This commitment is made subject to certain customary exceptions.

Lock-up undertaking by Karl Rotthier, Chief Executive Officer of the Companyt

Karl Rotthier, who will be appointed Chief Executive Officer of the Company following the transformation of the Company into a French public limited company (société anonyme), has informed the Company, as indicated in section 13.2 “Conflicts of interest at the level of the administrative, management and executive management bodies” and in section 14.1.2 “Remuneration of the corporate officers” of the Prospectus, his intention to acquire from Sanofi a number of shares of the Company for an amount of €360,000 at a share price equal to the average of the daily volume-weighted average price of the Company’s shares over a period of 20 days from the admission of the Company’s shares to trading on the regulated market of Euronext Paris, i.e., on May 6, 2022. In this context, Mr. Karl Rotthier has committed to the Company not to sell the EUROAPI shares thus acquired for a period of 365 calendar days following the date of delivery of the shares of the Distribution in Kind, subject to certain usual exceptions.

It is specified that this lock-up undertaking does not apply to the Company’s performance shares with a face value of up to seven times the amount invested, i.e., €360,000, whose allocation is being considered, insofar as these shares will only be definitively acquired at the end of a three-year period and will be subject to performance conditions in line with the objectives communicated by the Company in the Prospectus. They will only be transferable at the end of a one-year lock-up period following their acquisition (see section 14.1.2 “Remuneration of the corporate officers” of the Prospectus).

23.	DOCUMENTS AVAILABLE

Copies of the Prospectus are available free of charge at the Company’s registered office, located at 15 rue Traversière, 75012 Paris, France.

The Prospectus can also be consulted on the Group’s website (www.euroapi.com) and on the French financial markets authority—Autorité des marchés financiers (AMF)—website (www.amf-france.org).

The articles of association, minutes of the shareholders’ meetings and other corporate documents from the Company, as well as the historical financial information and any expert assessment or statement requested by the Group that must be made available to the shareholders, in accordance with the applicable legislation, may be consulted at the Company’s registered office free of charge.

As of the admission to trading of the Company’s shares on the regulated market of Euronext Paris, the regulated information as defined by the provisions of the AMF General Regulation will also be available on the Group’s website (www.euroapi.com).

24.	CONCORDANCE TABLE

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25.	GLOSSARY

AIFA	refers to the Italian Medicines Agency (Agenzia Italiana des Farmaco).

ANSM	refers to the National Agency for the Safety of Drugs and Health Products in France (Agence nationale de sécurité du médicament et des produits de santé en France).

API	means an Active Pharmaceutical Ingredient.

Biocatalysis	refers to the acceleration of a biochemical reaction by a substance (biocatalyst) that is not modified in its composition and concentration when the reaction is completed. Biocatalysis therefore corresponds to the phenomena of catalysis known in chemistry.

Biochemistry molecules from fermentation	refers to molecules of variable size with a complex and differentiated structure whose production requires sophisticated and complex fermentation techniques and whose production cost is average. They are administered orally or can be injected.

Capex	refers to capital expenditures made by the Group.

CDMO	refers to the external manufacture for a customer that owns the intellectual property of the APIs manufactured, starting with a phase to develop the production process by the Group or a transfer of the production process to the Group (Contract Development and Manufacturing Organization).

CEP	refers to a Certificate of Suitability to the European Pharmacopeia.

Chromatography	refers to a physical and chemical method used to separate the various substances present in a mixture.

CLP	refers to Regulation (EC) 1272/2008 of the European Parliament and Council of 16 December 2008, governing the Classification, Labelling and Packaging of substances and mixtures.

Complex chemical synthesis molecules	refers to organic compounds of low to medium molecular weight generally obtained by chemical synthesis whose production cost is variable. Complex chemical synthesis molecules are characterized by a small to medium size that allows them to cross cellular membranes to reach intracellular targets and a structure that is increasingly complex and sophisticated technologically. Most of these molecules can be administered orally, injected or inhaled.

Cytotoxic	refers to the property of a chemical or biological agent to be toxic to cells, possibly to the point of destruction.

DMF	is a Drug Master File.

EDQM	refers to the European Directory for the Quality of Medicines & Healthcare.

EMA	means the European Medicines Agency.

Excipient	refers to elements without therapeutic activity that are included in the composition of a drug or are used in its manufacture. The function of an excipient is to improve appearance or taste, ensure preservation or facilitate the shaping and administration of the drug.

FDA	is the U.S. Food and Drug Administration.

Flow chemistry	also called continuous flow chemistry, refers to chemical reactions initiated in a continuous flow. Reagents are added by pumping into a mixer and then flow into a temperature-controlled pipe, tube or microstructured reactor until the reaction is complete.

GCP	refers to Good Clinical Practices.

GDP	refers to Good Distribution Practices.

GLP	refers to Good Laboratory Practices.

GMP	refers to Good Manufacturing Practices.

GPVC	refers to Good Pharmacovigilance Practices.

HP-APIs	refers to APIs used in very low concentrations (micrograms or nanograms) due to their high level of efficacy that reduces the side effects of the corresponding pharmaceutical specialty.

HSE	represents Health, Safety and Environment.

ICH	designates the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use.

ICH Q7	designates Good Manufacturing Practice (GMP) for the manufacturing of APIs.

IPCEI	refers to Important Projects of Common European Interest.

JMF	refers to the Japanese Drug Master File.

Ligand	in biology, refers to a molecule that binds reversibly to a targeted macromolecule, protein or nucleic acid and generally plays a functional role such as structural stabilization, catalysis, modulation of an enzymatic activity or transmission of a signal.

MA	designates a market authorization.

MHRA	refers to the Medicines and Healthcare Products Regulatory Agency in the United Kingdom.

Microbial fermentation	refers to fermentations resulting from the action of microbial enzymes on an organic substrate.

Micronization	in chemistry, refers to the process of grinding granules into a very fine powder to increase the reactivity of a product.

Mutagen	in biology, refers to an agent that changes the genome of an organism and thus raises the number of genetic mutations above the natural background rate. Mutagens are usually chemical compounds or radiations.

Oligonucleotides	see Peptides.

Organic synthesis	refers to the branch of chemical synthesis concerned with the creation of organic compounds by means of organic reactions. Organic molecules often have a higher degree of complexity than those called inorganic.

Peptides	with oligonucleotides, refer to medium-sized molecules, mostly injectable with a more or less complex structure, whose production cost is high because of the chemical synthesis necessary to obtain them, most often following a solid phase. Peptides and oligonucleotides combine the characteristics of the complex chemical synthesis molecules (including the possibility of crossing cell membranes) and those of biochemistry molecules derived from fermentation (strong selectivity and reduction of side effects).

PMDA	designates the Pharmaceutical and Medical Device Agency in Japan.

REACH	refers to Regulation (EC) 1907/2006 of the European Parliament and Council of 18 December 2006, concerning the Registration, Evaluation and Authorization of Chemicals.

Spray drying	refers to the process of removing moisture from a liquid by passing it through a hot air stream to obtain a powder.

Synthesis intermediates	refers to the chemical raw materials used as building blocks in the API synthesis process

TRRP	refers to the “Technological Risk Prevention Plan”.

VOCs	refers to the volatile organic compounds (VOCs) emitted during the synthesis of APIs.